














xstrata

Annual Report 2009

Who we are	Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland.
What we do	Our businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. Our operations and projects span 19 countries.
How we do business	We believe that operating to leading standards of health, safety and environmental management, contributing to the development of sustainable communities and engaging with our stakeholders in two-way dialogue, regardless of our location, enhances our corporate reputation and is a source of competitive advantage. We balance social, environmental, ethical and economic considerations in how we manage our business.
What we aim to achieve	We aim to deliver industry-leading returns to our shareholders. Our strategy is to create value through growth and asset improvement, including organic growth from our substantial portfolio of growth projects, continuous enhancements to the net present value of our operations and the opportunistic pursuit of value-adding acquisitions.



The scale and diversity of our operations enable us to deliver stable returns through the cycle


Americas
11%
of total assets
Canada: copper, nickel, zinc and lead mining and smelting operations and Xstrata Process Support
USA: recycling operations
Dominican Republic: ferronickel mining and processing operation
Europe
5%
of total assets
Spain: zinc smelter
Norway: nickel refinery
Germany: zinc smelter
UK: lead refinery
Ireland: zinc exploration project
South America
36%
of total assets
Chile: copper mining and smelting operations and projects
Peru: copper and copper/zinc operations, copper growth projects
Colombia: thermal coal operation
Argentina: copper operation and project
Brazil: nickel exploration project
Africa
15%
of total assets
South Africa: ferrochrome, vanadium, platinum and coal operations
Tanzania: nickel exploration project

Revenue by origin

1 Africa	**10%**
2 North America	**22%**
3 South America	**31%**
4 Australasia	**26%**
5 Europe	**11%**


1
2
3
4
5

Revenue by destination

1 Africa	**2%**
2 North America	**19%**
3 South America	**6%**
4 Asia	**45%**
5 Australasia	**3%**
6 Europe	**25%**


1
2
3
4
5
6



Australasia

33%

of total assets

Australia: copper, zinc and lead mining and smelting operations; separate coal mines and nickel operations and Xstrata Technology

New Caledonia: nickel project

Philippines: copper project

Papua New Guinea: copper project

Alloys
p52

Xstrata Alloys is the world's largest producer of ferrochrome, a leading producer of primary vanadium and has a growing platinum group metals business. Xstrata Alloys also owns carbon and anthracite operations which supply key raw materials to its ferrochrome smelters. Xstrata Alloys' operations are based in South Africa.

Coal
p58

Xstrata Coal is the world's largest exporter of thermal coal and a significant producer of premium quality hard coking coal and semi-soft coal. Headquartered in Sydney, Australia, Xstrata Coal has interests in over 30 operating coal mines in Australia, South Africa and Colombia and an exploration project in Nova Scotia, Canada.

Copper
p66

Xstrata Copper is the fourth largest global copper producer, with mining and processing facilities located in Australia, Chile, Peru, Argentina and Canada. It also manages a recycling business (Xstrata Recycling) with offices in North America, Europe and Asia. Xstrata Copper's world-leading portfolio of growth projects includes Las Bambas in Peru, Tampakan in the Philippines, El Pachón in Argentina and Frieda River in Papua New Guinea.

Nickel
p76

Xstrata Nickel, headquartered in Toronto, Canada, is the fifth largest global nickel producer and one of the world's largest producers of cobalt. Xstrata Nickel's operations include three mines and processing facilities in Canada, operations in Australia, a ferronickel mine and processing facility in the Dominican Republic and a refinery in Norway. Xstrata Nickel's promising portfolio of growth projects includes Nickel Rim South in Canada, Kabanga in Tanzania and Koniambo in New Caledonia.

Zinc
p84

Xstrata Zinc is one of the world's largest miners and producers of zinc. Xstrata Zinc's operations span Spain, Germany, Australia, the UK and Canada, with an interest in the Antamina copper-zinc mine in Peru. Xstrata Zinc's growth projects include interests in the Lady Loretta deposit in Queensland, Australia and the Bracemac zinc deposit in Quebec, Canada.

Technology Services
p92

Xstrata Technology Services provides proprietary technologies and specialist services in the areas of mining, mineral processing and metals extraction to major mining companies worldwide and to Xstrata's own operations to improve efficiency and reduce operating costs.

Contents

SUSTAINABLE DEVELOPMENT

This year we have combined our non-financial and financial performance to provide stakeholders with a comprehensive overview of our overall activities and performance. A full sustainability report is published separately and is available from www.xstrata.com. Key information about sustainable development within this report is available in the following areas.

FOR MORE INFORMATION


Visit our corporate website: www.xstrata.com


Cross-reference within this document for related information.



< See overleaf for an overview of our operations.

2009 highlights

In a challenging year, Xstrata delivered a robust operating and financial performance

Operational highlights

- Record annual production of thermal coal, mined nickel, zinc in concentrate and lead metal. Stronger second half volumes of chrome, platinum, copper, semi-soft and coking coal
- Accelerated transformation of Xstrata Nickel and restructuring and expansion of Xstrata Zinc's Australian operations reduced average C1 nickel and zinc costs by 33% and 25% respectively
- Year-on-year reductions in injury frequency rates. Total recordable injuries reduced by 14% in 2009 and by an average of 20% each year since 2003
- Over $8 billion of projects currently in construction, with a further $9 billion of projects due for approval in 2010
- Organic growth pipeline to deliver significant volume growth of more than 50% in copper and coal and more than double nickel volumes

Financial highlights

- Operating EBITDA of $7 billion despite unprecedented destocking in the first half and lower demand and average prices in 2009 as a result of the economic downturn
- Real unit cost savings of $501 million, representing 5% of the operating cost base and an unbroken record of annual sustainable cost reductions since IPO
- Operational cash flow of over $5.3 billion, with stronger second half cash generation of $3.7 billion
- Gearing reduced to 26% from 40% as a result of robust cash flows and a successful rights issue to repay a net $3.7 billion of debt
- Dividend of 8¢ per share, reflecting the Board's confidence in Xstrata's near and medium-term prospects and financial position

See page 30 for more information on our KPIs.



Donald Gionet (instructor) and Charlie Gordon (trainee) engaged in light equipment mechanics training at Xstrata Nickel's Raglan operation in Canada

A modelling exercise at Xstrata Process Support

Flotation cells at the concentrator plant for Xstrata Alloys' Eland operation in South Africa

Revenue*
$bn

$23,530m
2008: $27,952m
-16%

05	06	07	08	09
8.0	17.1	28.5	27.9	23.5

Operating EBITDA*
$bn

$7,046m
2008: $9,645m
-27%

05	06	07	08	09
3.1	7.0	10.9	9.6	7.0

KPIs see p30

Operating profit*
$bn

$4,476m
2008: $7,249m
-38%

05	06	07	08	09
2.5	5.8	8.8	7.2	4.5

Attributable profit*
$bn

$2,773m
2008: $4,698m
-41%

05	06	07	08	09
1.7	3.4	5.4	4.7	2.8

Earnings per share (basic)*†
$

$1.05
2008: $2.77
-62%

05	06	07	08	09
1.37	2.41	3.17	2.77	1.05

KPIs see p30

Cash generated from operations
$bn

$5,304m
2008: $8,888m
-40%

05	06	07	08	09
2.8	6.7	11.0	8.9	5.3

Net assets per share**†
$

$12.04
2008: $14.43
-17%

05	06	07	08	09
7.7	11.6	14.9	14.4	12.0

Dividends per share†
US¢

8.0¢
2008: 10.2¢
-22%

05	06	07	08	09
17.3	23.6	28.3	10.2	8.0

Total recordable injury frequency rate
per million hours worked

8.8
2008: 10.2
-14%

05	06	07	08	09
15.0	14.1	12.3	10.2	8.8

KPIs see p30

* *Excludes exceptional items.*
** *Excluding own shares.*
† *2005-2008 adjusted for rights issue by applying bonus factor of 0.57.*

Unless otherwise stated, the currency used throughout this report is US dollars.

Performance by business

Alloys

Key achievements

- Prioritisation of low-cost production to energy efficiency furnaces contributed to real cost savings of $13 million being achieved
- The ramping up of Mototolo increased throughput by 23% and enabled PGM volumes to be maintained

Operational excellence

The sinking of Eland's Western Decline System commenced during the third quarter



Contribution to Group operating EBITDA

$70m

2008: $1,094m


1%

Contribution to Group revenue

$1,305m

2008: $2,002m

6% Contribution to Group revenue

Average number of employees in 2009 (excluding contractors)

8,199

See page 52 for more information.

Coal

Key achievements

- Productivity improvements at the Australian operations contributed to real cost savings of $107 million
- Goedgevonden Colliery was recently completed and will reach full capacity in 2011

Operational excellence

Approval received for the development of Mangoola thermal open cut and extension of Newlands Northern underground



Contribution to Group operating EBITDA

$3,013m

2008: $4,170m

43%

Contribution to Group revenue

$7,547m

2008: $7,944m

32% Contribution to Group revenue

Average number of employees in 2009 (excluding contractors)

10,009

See page 58 for more information.

Copper

Key achievements

- Ongoing focus on productivity improvements and operational efficiencies achieved real cost savings of $55 million
- Collahuasi, the Canadian operations, Tintaya and Lomas Bayas achieved higher sales volumes

Operational excellence

Increased Mineral Resources announced at Southern Peru division, Lomas Bayas, Tampakan, El Pachón and Frieda River



Contribution to Group operating EBITDA

$2,922m

2008: $3,160m


41%

Contribution to Group revenue

$9,223m

2008: $11,464m

39% Contribution to Group revenue

Average number of employees in 2009 (excluding contractors)

11,319

See page 66 for more information.

Nickel

- The restructuring of Xstrata Nickel's business realised real unit cost savings of $134 million
- Development of Nickel Rim South and Koniambo continued on time and on budget

Operational excellence

Mined nickel production increased by 5% as a result of improved head grades and increased volumes



$427m
2008: $816m

6%

$1,891m
2008: $3,105m

8%
Contribution to Group revenue

3,098

See page 76 for more information.

Zinc

- Operational restructuring and efficiency improvements realised real cost savings of $192 million
- C1 cash costs were significantly reduced, falling by 25% to 43.5 cents per pound
- Record levels of production at George Fisher and Black Star Open Cut operations in Mount Isa and McArthur River

Operational excellence

At San Juan de Nieva plant, saleable zinc production was 11% higher than in 2008, a new production record



$860m
2008: $435m



12%

$3,450m
2008: $3,202m

15%
Contribution to Group revenue

4,939



See page 84 for more information.

Technology Services

- Project deferrals weakened demand for Xstrata Technology's products; its development of multi-year projects continued
- Xstrata Process Support remained profitable due to its specialist services, despite a weak market

Operational excellence

Engineers from Process Control have delivered numerous improvements to concentrators in Xstrata's platinum, nickel and copper businesses



$28m
2008: $38m

$114m
2008: $235m

177

See page 92 for more information.

Chairman's statement

"Xstrata's management and employees have successfully cut costs and repositioned the Group to benefit from economic recovery."



Willy Strothotte
Chairman

2009 commenced amidst extremely challenging circumstances for our industry, with ongoing volatility and uncertainty over the short-term economic outlook. Against this background, Xstrata's robust operational and financial results are commendable and demonstrate the significant efforts undertaken by management to reduce operating costs, restructure operations and conserve cash. Throughout the downturn, the full value of our portfolio of organic growth projects was preserved and these options are now being progressed to meet rising demand. In addition to record production in a number of commodities, over half a billion dollars of real cost savings were achieved and the Group's financial position was substantially strengthened through a rights issue in the first half and a recovery in operating cash flows in the second half.

In view of the major rights issue in the first quarter of 2009, the final 2008 and interim 2009 dividends were suspended and in my report last year, I set out the Board's commitment to recommence dividend payments as soon as possible, while maintaining a prudent capital structure. I am pleased to report that the Group's robust performance in 2010 and the Board's confidence in the medium-term outlook for Xstrata have enabled us to propose a final dividend of 8 cents per share for payment in respect of 2009, marking a resumption of a progressive dividend policy.

Commodity markets

Stimulus spending by several major governments, notably China, prompted a recovery in commodity markets during 2009 and demand from the industrialising countries offset the full impact of recession in the OECD economies. In early 2010, there is much speculation about the short-term direction of exchange-traded commodity prices and the sustainability of Chinese demand. Volatility is also an increasingly prevalent aspect of our markets, particularly for traded commodities which have become a recognised investment class, and this is unlikely to reduce in the medium term. Nonetheless, we remain confident that the medium-term fundamentals underpinning the outlook for commodities are compelling.

Export industries within China will require a recovery in the US and other Western economies to return to strong growth in the near term and the outlook for the OECD remains more subdued for now. But China's relentless industrialisation programme and investment in domestic infrastructure will continue to provide a bedrock of demand for Xstrata's products, which are particularly geared to the construction and electricity sectors. Restocking has not yet fully taken place in many industrial sectors following the very rapid destocking events of late 2008 and early 2009 and we expect this to provide some support for commodities in the near term, before a sustainable global recovery takes hold.

A supply shortage now seems very likely in a number of commodities and it is increasingly difficult to identify sufficient new sources of supply to fulfil anticipated levels of future demand, particularly in commodities such as copper. Even before the financial crisis, a dearth of major projects and the declining production profile of existing operations contributed to a tight outlook for mined supply. Due to the downturn, many projects have been delayed further or suspended and difficulties in obtaining financing have contributed to the cancellation or postponement of exploration programmes, particularly those conducted by smaller mining companies. Many major projects are also located in increasingly complex operating environments with associated pressures on development timelines, permitting and the increasingly important requirement to gain and maintain a broader social licence to operate that often lead to higher costs and longer lead times. In sum, your Board continues to hold a strong conviction that the supply of commodities will fall short of demand. This view underpins our investment in Xstrata's organic growth programme that will deliver significant additional and lower cost volumes at a time when we expect supply to be tight and demand to continue to grow.

Strategy

It is very satisfying to see Xstrata reach maturity as a major mining company, after the consistent application of a strategy to deliver industry-leading returns to our shareholders in a sustainable manner over the past eight years since IPO.

Xstrata is now entering into another exciting period of its development. We will continue to assess opportunities to add value to shareholders through acquisitions, but the Group's pipeline of expansionary projects is providing an internal engine of growth that is to a greater extent within our control. Construction is under way at a number of projects with many further investment decisions expected this year and next. The Board carefully assesses each project brought for approval against the requirement to deliver robust returns on conservative long-run prices, to reduce operating costs compared to current production and in the light of anticipated market conditions and our ability to manage the associated risks.

Xstrata's approach to developing projects is in line with its overall devolved management model which emphasises accountability at the operational level. The responsibility for each project rests with the appropriate commodity business management team, so that the team responsible for building the project is the team that will also eventually run the project once it commissions. Operational management is encouraged to find innovative ways to manage capital costs and develop projects more efficiently and the Board has been impressed with the progress being made in particular at the Koniambo project and at our range of copper projects to deliver on this objective. Xstrata also benefits from a cadre of senior executives within its commodity businesses who have extensive experience of developing major projects and are providing invaluable oversight and expertise to our expansion programme.

To realise this extensive growth from within the portfolio, your Board recently approved a budget and business plan which anticipates substantial levels of capital spending over the next three years without any material increase in debt levels. Our investment in growth will see production volumes rise by around 50% over current levels to deliver additional volumes of low-cost predominantly coal, copper and nickel production into an increasingly supply-constrained environment.

Sustainability

Xstrata's objective is to create value for its shareholders in a sustainable manner, minimising our environmental impact, working in collaboration with communities and other groups and prioritising the health and safety of our workforce over production or profits.

Our Business Principles and commitment to sustainable development have provided an important touchstone for the Group during the recent recession. These principles and our Sustainable Development framework have guided the way in which we engage with employees and contractors when difficult decisions over redundancies have to be made. We have taken a risk-based approach to reducing capital expenditure and costs, to ensure that we do so responsibly, without sacrificing safety, environmental performance or operational integrity. Our investment in community initiatives has continued throughout 2009, enabling us to invest around $65 million in projects that directly benefit the communities in which we operate.

Our ability to manage environmental performance, work in partnership with communities and governments and demonstrate a broader benefit from our presence is all the more important as we enter into a phase of significant organic growth. We aim to run our operations and develop new projects in a manner that creates lasting economic and social benefits for the countries and communities in which we operate, protecting the environment to the greatest extent possible and ensuring that safety standards are of the highest level wherever we operate.

However, sometimes we do not meet our own high standards and I am saddened to report that in 2009, nine people lost their lives while working at Xstrata's operations or projects. We simply must do better to prevent fatalities and improving safety performance remains of the utmost importance to Xstrata's Board and management. As usual, a comprehensive Sustainability Report is published separately from the Annual Report and key sustainability risks, strategy and performance data are also provided throughout this report.

Governance

At the Annual General Meeting (AGM) in May 2009, Robert MacDonnell retired from the Board and Peter Hooley was elected by shareholders to join the Board as an independent non-executive director. Dr Con Fauconnier will be proposed for election at the AGM in May 2010 as an independent non-executive director. Dr Fauconnier has particularly extensive experience of the mining industry and the Board is confident that if elected, his expertise will be of significant value to Xstrata.

In addition, Paul Hazen has indicated that he will retire from the Board at the AGM in May. Paul has served as a director on the Xstrata plc Board since the initial public offering in 2002 and I thank him on behalf of the Board and Xstrata management for his commitment and contribution to Xstrata during his tenure.

The Board's annual assessment of its effectiveness included a review by every director of the effectiveness of the Board committees and structure and an individual director appraisal. In general the evaluation demonstrated that the Board is functioning effectively but a number of useful recommendations were identified from this process, including the decision to transfer the primary responsibility for risk management from the Audit Committee to the full Board. In 2010, an external evaluation of the Board will be conducted, in line with our commitment to conduct an external evaluation every three years. A comprehensive corporate governance report is provided on pages 108 to 115 of this report.

Conclusion

Xstrata's management and employees have successfully cut costs, restructured operations and repositioned the Group to benefit from economic recovery in our key markets. From a robust financial position, Xstrata is poised to deliver substantial volume growth, attractive returns and further cost reductions from the development of its organic growth pipeline. 2010 may well see short-term volatility in economic conditions arising from the withdrawal of stimulus spending and various economies' efforts to correct imbalances in advance of a full global recovery. But these near-term risks seem unlikely to disrupt a full global recovery in due course and the markets for our products remain highly attractive, with supply shortages likely in a number of commodities and demand set to remain robust over the medium term. In view of this encouraging outlook, the Board remains confident that Xstrata will continue to deliver superior returns to its shareholders.

Willy Strothotte
Chairman



In this section

Market

An overview of the markets in which we operate and our competitive environment.

Key points

- Government-led fiscal and economic stimulus initiatives were of a scale not previously seen
- Subdued demand from OECD nations for commodities was partially offset by continued demand from industrialising countries
- The downturn highlighted China's position as a dominant commodity consumer
- Encouraging medium-term outlook for Xstrata's products underpins Xstrata's strategy of delivering substantial volume growth from its organic growth pipeline



See page 22 for more information.



Strategy

Core strategy

Our core strategy is to create value through growth and asset improvement for our owners in a sustainable manner.

Key points

- Our decentralised management model gives maximum responsibility and accountability to our commodity businesses, within a defined governance structure
- An attractive portfolio of assets that are diversified through location and product
- A world-class sustainable framework which governs our businesses in achieving our aim for industry-leading health, safety and environmental performance and stakeholder engagement

See page 25 for more information.

Key performance indicators

Xstrata's Executive Committee and Board measure progress against strategy by monitoring a range of financial and non-financial KPIs.

Key points

- Real cost savings of $501 million achieved, representing 5% of Xstrata's operating base
- Year-on-year improvements in injury frequency rates
- Direct and indirect greenhouse gas emissions fell by 10% and 7% respectively

See page 30 for more information.

Risks

We regularly review and publicly report the principal risks and uncertainties which may affect our ability to deliver our strategy effectively, the potential impact on our business and the controls in place to mitigate these risks.

Key points

- A value-driven approach to risk management and a structured and comprehensive risk management system has been implemented across the Group
- Each business and corporate function undertakes a comprehensive annual risk review as part of an ongoing process for identifying, evaluating and managing significant risks
- Sustainable development risks are assessed, evaluated, mitigated or managed at every stage of an operation's lifecycle

See page 36 for more information.

Chief Executive's report

"Xstrata's businesses delivered a robust operating and financial performance despite challenging economic conditions."



Mick Davis
Chief Executive

Key points

- Decisive actions by our commodity businesses saw Xstrata emerge from the recession in a stronger competitive position
- The fundamental restructuring of our nickel and zinc businesses successfully reduced operating costs and established a robust base for further growth
- Our next stage of growth and transformation will be delivered predominantly from the development of our organic growth projects

The dramatic and rapid slowdown in industrial production and destocking which began in late 2008 continued to exert a significant influence over Xstrata's markets in 2009. From the nadir of the global economic slowdown in March, stimulus initiatives in most major economies, especially China, prompted a resurgence in global markets during the remainder of the year. Improving demand for commodities during 2009 was underpinned by investment in Asian infrastructure, which lessened the impact of a more anaemic response in OECD economies. Nonetheless, despite the improving trend, average commodity prices in 2009 were significantly lower than in 2008. The full benefit of rising prices in the second half was also partially offset by the negative impact of a progressively weaker US dollar in the last three quarters of the year against many producer currencies.

Against this challenging background, Xstrata's businesses delivered a robust operating and financial performance, with a strong second half production and sales performance as market conditions improved. Overall the Group achieved earnings before interest, tax, depreciation and amortisation (EBITDA) of over $7 billion, net earnings of $2.8 billion, and strong operating cash flows of $5.3 billion. This solid result was achieved despite substantially lower commodity prices, and reflects the rapid and far-reaching actions taken by our commodity business management teams in response to the downturn. Real unit operating costs were reduced by some $501 million in 2009, representing over 5% of Xstrata's operating cost base.

The Board's increased confidence in the medium-term outlook for commodities and Xstrata's encouraging prospects and financial position have enabled the resumption of dividend payments, with a proposed final dividend of 8 cents per share to be paid to shareholders on the record at 23 April 2010.

Rapid response to downturn

I outlined in my report last year a range of short-term initiatives which our businesses implemented to conserve cash and ensure Xstrata's operations remained profitable and robust, even in a prolonged downturn. Higher cost operations and production capacity that could not be supported by market demand were suspended or closed, capital expenditure was slowed down at certain longer-term greenfield growth projects and capital and operating cost savings initiatives were accelerated across the Group. Despite the extent of the measures taken over the past 18 months, our operational management teams ensured that our actions did not impair the valuable growth options we have accumulated within our portfolio.

The devolved nature of our business model emphasises accountability and responsibility at the local level and encourages an entrepreneurial approach to running our operations. Nowhere is this approach more apparent than in the timely and decisive actions taken by every commodity business at every level, to ensure that the Group emerged from recession in a strengthened position. I commend all of our operational management for their timely and innovative responses to conserving cash and cutting cost without impairing safety performance, operational integrity, or growth optionality.

At a Group level, we announced a pre-emptive major rights issue in January to further bolster Xstrata's financial position, following the refinancing of near-term debt obligations in late 2008. Over 99% of Xstrata's shareholders took up their rights in one of the first major rights issues on the UK market in 2009, well in advance of a number of other substantial equity issuances. This strong shareholder support enabled the prompt pay-down of debt by a net $3.7 billion, and provided the Group with a firm financial footing for the year ahead. Gearing at December 2009 is a comfortable 26% compared to 40% at the end of 2008. The Prodeco operations in Colombia were acquired as part of the rights issue transaction for a net sum of $2 billion, including a call option under which Glencore International AG may repurchase the Prodeco business for $2.25 billion, plus Xstrata's earnings from Prodeco from 1 January 2009 to the exercise or expiry of the option and any cash paid into the business by Xstrata. The option expiry date is 4 March 2010.

Longer-term strategic restructuring

In addition to the range of immediate actions implemented by each of our commodity business teams to reduce costs, conserve cash and improve productivity, Xstrata's nickel and zinc commodity businesses accelerated a fundamental restructuring of their operations during the downturn. The successful completion of these initiatives has radically reduced operating costs and improved the competitive position of these businesses for the longer term.

Operating and capital cost savings were realised across the zinc portfolio, while zinc in concentrate production increased by 20% and zinc metal by 4% compared to 2008, maintaining Xstrata's position as the premier integrated global zinc producer. Xstrata Zinc undertook a series of initiatives to optimise its Australian operations, including a 40% reduction in unit costs at the Mount Isa complex and a cost reduction of 18% at McArthur River Mine compared to 2008. Production was ramped up from the higher grade George Fisher mine and the large scale Black Star operation with a reduced workforce and lower capital spending, substantially improving productivity. The higher cost Handlebar Hill operation was suspended and is currently operating as a swing producer, sharing resources with Black Star. Recoveries and throughput at the zinc-lead concentrator were maximised at an expanded rate of over 7.4 million tonnes per annum.

Prior to their acquisition by Xstrata in 2003, the Mount Isa zinc operations and McArthur River Mine were under review and likely to be closed. Since that time, Xstrata Zinc's management have identified numerous opportunities to progressively expand the mines and the zinc-lead concentrator at a low capital cost, develop new open cut mines and carry out near-mine exploration to extract maximum value from the resource base. The most recent restructuring is the latest example of an ongoing process to optimise the Australian operations and Mount Isa now represents a large-scale, long life and low cost zinc complex that continues to deliver value to the Group.

Further capital and operating cost savings across the European, Canadian and Australian operations contributed to a 25% reduction in C1 cash costs at the mines from 58.3 cents per pound in 2008 to 43.5 cents per pound in 2009, or to 39.1 cents per pound on an integrated basis including the benefit of the smelters, and real unit cost savings of some $192 million.

Xstrata Nickel accelerated the transformation of its portfolio amidst a severe deterioration in market conditions, including the suspension of the Fraser Mine complex in Sudbury and Falcondo operation in the Dominican Republic, the early closure of the end of life Craig and Thayer-Lindsley mines and a 30% reduction in corporate and operational headcount. Performance at the downstream facilities was optimised by replacing lower quality Sudbury and third party feed with additional volumes of nickel in concentrate from the Australian operations, the higher-grade Raglan mine and initial feed from Nickel Rim South. Consequently, consolidated nickel C1 cash costs fell by 33% to an average of $3.80 per pound in 2009 from $5.63 per pound in 2008 and at the end of 2009, Xstrata Nickel was operating with a run rate of less than $3 per pound. The next stage of Xstrata Nickel's transformation is currently under way with the development of the Nickel Rim South mine and the Koniambo project in New Caledonia. Both mines will benefit from low cash costs and their development will position Xstrata Nickel amongst the lowest-cost producers in the industry.

Xstrata's strategy evolves

From inception, Xstrata has pursued a strategy of value creation through growth and asset improvement for its owners. This strategy has focused on:

- Growth through acquisition;
- Operational transformation and enhancements to net present value; and
- Organic growth from the portfolio.

In its early days as a London-listed mining company, Xstrata's strategy was focused, by necessity, on acquisition-led growth to build a portfolio diversified by commodity and geographic region, with the scale to compete for access to resources, financial and human capital and the capacity and capabilities to build large-scale, new operations. An equally important imperative of this acquisition-led phase was to bring a range of organic growth projects and prospective exploration sites into our portfolio, providing each commodity business with an additional stream of options to increase production and lower operating costs. Three major transformational acquisitions were completed over a period of four years to provide scale and diversity and were supplemented by opportunistic and targeted bolt-on acquisitions to further optimise our existing businesses and facilitate our entry into new commodities. During 2009, we approached Anglo American to propose a transformational merger of the two companies. Anglo American's rejection of our proposal is, in my view, a lost opportunity to create value for both companies' shareholders. In October, Xstrata confirmed that it did not intend to make an unsolicited offer for Anglo American.

Chief Executive's report *continued*

The second phase of Xstrata's strategy focused on the transformation of acquired operations to develop integrated, global commodity businesses with a devolved management structure and an owner-operator culture. Operational management within Xstrata has an enduring mandate to enhance the net present value of our operations year-on-year, notwithstanding the 'wasting' nature of mining assets, and to strive for continuous improvements at operations. Our businesses have consistently risen to this challenge to relentlessly pursue operational excellence, realising year-on-year real cost savings, productivity improvements, adding reserves and resources and extending mine lives, improving health, safety and environmental performance and proactively engaging with the broad range of stakeholders in our business.

During the first two phases of Xstrata's development into a major mining group, our businesses have also developed a strong track record for the successful development of major mines and metallurgical operations. Around $9 billion has been spent to deliver 13 organic growth projects in the last six years in coal, chrome, platinum and zinc, all of which have been delivered on or within original budget estimates. In addition to these completed projects, a further three mines will be commissioned in 2010, Goedgevonden thermal coal, Nickel Rim South and the Blakefield South longwall coal operation, as Xstrata's organic growth pipeline gathers pace.

Operational excellence

Ongoing transformation of portfolio

All five business units are positioned towards the bottom half of their respective industry cost curves with long mine lives and extensive growth options.


Continuous transformation
Zinc 2006
Coal 2004
Generic cost curve
Nickel 2009
Nickel 2006
Zinc 2009
Copper 2006
Coal 2009
Chrome 2004
Copper 2009
Chrome 2009
Cash cost
Percentile cost position
10th
50th
90th

The successful delivery of this strategy to date has created a diversified major mining group with five integrated global business units, positioned towards the bottom half of their respective industry cost curves with long mine lives and extensive growth options. Dramatic increases have been achieved in the measured and indicated resource base, with a 445% increase in copper resources and a 61% increase in coal resources since 2005 despite increasing production, a 90% increase in nickel resources since 2007 and a 162% increase in zinc reserves from 2004.

We have in place a world-class sustainable development framework which governs every managed operation and project towards achieving our aim of industry-leading performance in environmental management, health and safety performance and stakeholder engagement. Total recordable and lost time injury frequency rates have been reduced by 67% and 73% respectively since 2003 or an average reduction of around 20% each year, including dramatic improvements at acquired operations. This is very pleasing and an indication of our businesses' success in prioritising safety resources at the site level and in encouraging a strong safety culture. Nonetheless, I am in no way complacent about the scale of the challenge that still faces us if we are to achieve our objective of operating without injuries or fatalities. Nine people lost their lives working at Xstrata's managed operations in 2009. This tragic loss of life is wholly unacceptable to Xstrata's Board and management and improving safety performance remains a core priority.

Delivering future growth

Opportunistic acquisitions and an ongoing focus on NPV enhancement and operational excellence will continue to play a significant role in Xstrata's strategy. Indeed, during the year, we gained an entry into the early stage Zanaga iron ore project in the Republic of Congo. Under the agreement, Xstrata will fund at least $50 million towards ongoing exploration and a pre-feasibility study in return for an option to acquire a majority (50% plus one share) interest in the owner of the project, including a pathway to acquire 100% of the project following completion of the feasibility study.

However, this next stage of our growth and transformation is secured and will be delivered from the development of the projects within our portfolio. Many of the brownfield and greenfield growth projects that have been guided through conceptual and feasibility studies by Xstrata's operational management in recent years are now reaching the approval and construction stage. Each of these projects will deliver robust returns with average returns in the mid 20% range at conservative long-run prices. In the past six months, five projects have been approved with a total capital spend of $2 billion and construction decisions are expected on a further ten projects in 2010 with a total capital spend of over $10 billion, the majority of which are low cost, low risk brownfield expansions. Capital expenditure will rise accordingly with expected expansionary capital spending of approximately $14 billion over the next three years, including $4.9 billion in 2010. This expenditure will realise the next phase of transformation of Xstrata, both in terms of volume growth, delivering a 50% increase in volumes, but importantly also delivering substantial reductions in the operating cost profile of our businesses.

The proposed substantial investments in organic growth and expansion of mineral resources by Xstrata and our industry peers can only be made in stable regulatory and fiscal environments. Mining investments involve significant capital expenditure over a number of years to construct operations that generate economic benefits for shareholders, governments, employees and communities for two or more decades. In this regard, we remain supportive of an eventual global regulatory framework for carbon emissions that is equitable, effective and that incentivises government and industry investment in new technologies to address climate change, without irreparably damaging national export industries. Similarly, it is imperative that royalty and taxation regimes imposed on the minerals industry are transparent and stable, to enable our industry to develop the basic resources required to satisfy the world's growing demands for social and economic development.

Alloys

Xstrata Alloys benefits from low capital cost, brownfield expansion options in its chrome and platinum operations. The Lion project, which uses proprietary Premus technology to reduce energy consumption and operating costs compared to conventional smelting technology, was designed to support two further phases of expansion to a total capacity of one million tonnes per annum. Phase two would increase capacity by 360,000 tonnes but is dependent on appropriate market conditions for ferrochrome and greater certainty on electricity supply and pricing in South Africa, where lack of generation capacity remains a concern for industry and households alike.

Platinum production from Eland is expected to double to 300,000 ounces of platinum in 2014 through its expansion into a major underground mine with the sinking of the Western Decline commencing this year. In addition, Xstrata Alloys continues to assess its medium- to long-term PGM growth options through the development of its exploration portfolio with emerging junior BEE companies.

Coal

Xstrata Coal's management team has transformed its portfolio consolidating a range of diverse, smaller operations into tier one large-scale complexes with world-class operating costs, regional scale and the ability to leverage shared infrastructure in New South Wales, Queensland and South Africa. In New South Wales, 20 separate operations have developed into four main complexes providing asset-level synergies, economies of scale and a range of high-return brownfield expansion possibilities. In South Africa, the commissioning of Goedgevonden open cut operation (a joint venture with ARM Coal) and the ongoing development of ATCOM East are continuing the transformation of the South African division into three major complexes comprising mainly open cut operations to deliver further productivity and cost savings.

Continuous improvement

Group safety performance

Total recordable and lost time injury frequency rates have been reduced by 67% and 73% respectively since 2003 or an average reduction of around 20% each year.



TRIFR (Total recordable injury frequency rate)
LTIFR (Lost time injury frequency rate)
per million hours worked
35
30
25
20
15
10
5
0
67% improvement
73% improvement
2002
2003
2004
2005
2006
2007
2008
2009

Xstrata Coal has an impressive track record in successful project delivery including the construction of seven major mines since 2005. Three major projects are currently in construction (Mangoola, Blakefield South, ATCOM East) and will deliver over 15 million tonnes of annual production. A further six projects are planned to deliver double digit growth in output over the next five years. Looking further ahead, a feasibility study is examining the potential to build a 30 million tonne per annum thermal coal mine at Wandoan in the Surat Basin, Queensland with significant additional upside potential from the project's substantial resource base and drilling programmes under way in the region. The development of our pipeline of organic growth in coal will deliver a significant reduction in operating costs, cementing Xstrata Coal's position as the world's premier producer of export thermal coal.

Copper

Xstrata Copper's portfolio comprises one of the premier suites of copper growth projects in the industry. Three expansion projects have been approved in the past four months, namely the second phase of expansion at Lomas Bayas, the conversion of Ernest Henry into an underground operation and the expansion of Antamina, approved by the joint venture partners at the beginning of 2010. A further three advanced projects are due to come to the Xstrata plc Board for approval during 2010, Antapaccay and Las Bambas in southern Peru and an expansion to the world-class Collahuasi operation in north Chile. Together, these six advanced projects will deliver a 60% increase in copper output by 2015.

Chief Executive's report *continued*

Growth pipeline

Koniambo project

The world-class Koniambo project remains on budget and is targeting first production in early 2012 with full production of 60,000 tonnes by 2014.



A significant proportion of this growth will come from the development of a new major copper-producing region in Southern Peru, which will deliver over 600,000 tonnes of copper annually, from the development of Antapaccay, which will use Tintaya's existing infrastructure, the greenfield Las Bambas project (which will also benefit from interacting with Tintaya infrastructure) and, in time, the development of resources from the Coroccohuayco deposit. In addition to the advanced projects now reaching the construction stage, three further greenfield projects have the possibility of delivering another 700,000 annual tonnes of attributable copper. This is in addition to the future stages of copper production growth that will emerge from the major brownfield expansion studies under way at Collahuasi, providing an exciting subsequent phase of growth in this highly attractive commodity.

Xstrata Copper's approach to delivering its significant pipeline of growth includes the formation of alliances with Bechtel, FLSmidth and Siemens to ensure availability of the appropriate skills and capabilities. A standard concentrator design concept being applied across the various projects is achieving engineering and capital cost savings, while minimising long lead delivery times. The optimisation and prioritisation of our extensive copper pipeline saw the divestment of Xstrata's 70% interest in the El Morro project for $463 million in 2009 and the transaction completed in February 2010.

Nickel

The nickel business has retained a highly attractive suite of longer-term growth options despite the substantial restructuring of its operations in 2009 and has the potential to double 2008 production by 2013. The commissioning of Nickel Rim South is progressing well with nameplate capacity already proven and projected production of over 13,000 tonnes of contained nickel and 29,000 tonnes of copper in 2010, reaching full production in 2011. This accelerated project has been constructed in five years and remains on time and on budget with an exceptional safety and environmental performance, including achieving a continuous period of over five million hours without a lost time injury during 2009.

The world-class Koniambo project remains on budget and is targeting first production in early 2012 with full production of 60,000 tonnes by 2014. I recently visited the impressive engineering yard in Qingdao, China where the immense modules that will join together to form Koniambo's metallurgical plant are being constructed. The modules are on track to be delivered to New Caledonia in mid-2010 and it is particularly pleasing to note that safety performance has been exemplary, following the full adoption by Chinese contractors of Xstrata's Sustainable Development policy and standards and ongoing performance monitoring.

The Kabanga project in Tanzania is one of the world's few undeveloped, large-scale, nickel sulphide projects and a retention licence is currently in place to allow the project to be developed when market conditions allow. Additional growth opportunities include the prospective Araguaia exploration project in Brazil and a suite of brownfield expansion options at Raglan, Sinclair in Western Australia, Falcondo in the Dominican Republic and the Fraser Morgan project in Sudbury.

Zinc

Xstrata Zinc continues to identify and execute low capital cost expansions to existing operations. Several feasibility studies are under way including a well advanced study into the construction of an Albion Process atmospheric pressure leaching plant, which is expected to be completed by the end of 2010. The plant would enable bulk lead-zinc concentrate from the McArthur River mine, currently processed predominantly by imperial (ISF) smelters, to be processed more efficiently, supporting the further expansion of McArthur River which benefits from a very extensive resource base.

Further projects are under way to examine the potential to expand the George Fisher and Black Star mines in Queensland, following an 80% increase in reserves at George Fisher over the last four years. The Bracemac-McLeod project in Canada which would use existing infrastructure at Perseverance has also been advanced to the feasibility study stage with a decision expected in 2010, and a $10 million exploration and delineation programme at the greenfield Pallas Green project in Ireland has recently been approved by Xstrata Zinc and joint venture partner Minco Plc.

Impacts of the recession

Although the full implications of the financial crisis and global recession have not yet fully played out, it is clear that the experiences of the past 18 months will have profound and long-lasting effects on the world in which we operate.

In the commodities sector, one of the most significant impacts has been the extent to which the downturn has exacerbated the supply constraints that already existed. Prior to the crisis, our industry was already struggling to maintain or increase production in the face of declining grades, unplanned outages at aging operations and more stringent permitting requirements. The mining industry's swingeing cuts to expenditure on exploration, projects and infrastructure have delayed the onset of new capacity by at least 18 to 24 months and means the supply-side will fall further behind in its ability to supply even modest increases in future demand.

The recession also emphasised the pre-eminence of China, Brazil and India as consumers of commodities and in 2009, China represented over 100% of the growth in global consumption in a number of metals including copper and zinc. Despite the severity of the downturn, most commodity prices did not test historical lows in real terms and rebounded strongly during 2009, demonstrating both the support provided by demand from industrialising nations in Asia and the inability of supply from the mining sector to satisfy even a modest increase in demand.

Outlook

Robust economic growth and demand for commodities from industrialising nations is likely to continue, with many forecasters anticipating Chinese GDP growth of around 9% in 2010. While inflation poses a risk, the recent measures taken by the Chinese authorities to tighten monetary policy and curb inflation are positive and reflect the need to bring planned lending rates to the previously announced target of RMB7.5 trillion, following a stronger than expected first month of 2010. By contrast, the OECD seems set to experience low growth for a while as consumers continue to deleverage, giving rise to a so-called 'two-speed world' and reinforcing the position of the East as the main driver of global commodity demand growth.

The US consumer remains pivotal to a full recovery in global trade, including China's export industry. While consumer spending will inevitably rise again, it is not yet certain when this will begin, or indeed what level of consumption Western consumers will adopt in the aftermath of such a severe recession. Unemployment levels, regulatory reforms to the banking industry, rising national debts and the imperative to withdraw stimulus packages without dampening economic recovery indicate that there are a number of risks that must be carefully managed on the path to a sustainable OECD recovery. However, many of the short- and medium-term leading indicators we monitor are showing signs of recovery, including improving manufacturing output and confidence, notwithstanding the fact that credit expansion in OECD economies remains sluggish.

In my opinion, the medium-term outlook for commodity demand remains very promising. The secular trend in demand for commodities will continue to be driven by the ongoing urbanisation and industrialisation of high-growth, populous economies, with China and other industrialising nations taking active steps to rebalance their economies towards domestic consumption-led growth over the next decade. In time, the return to a more normalised level of growth of the OECD economies will add further impetus to the growth of the global economy and commodity demand.

Against this background, the shift of emphasis in Xstrata's strategy to a phase more dominated by organic growth is timely and coincides with our view that the supply of many commodities will struggle to keep pace with demand growth. Our businesses' rapid and comprehensive response to the downturn in the early part of the year enabled a creditable result in extremely challenging markets in 2009. It has been matched by a swift resumption of investment in key growth projects that will drive substantial volume growth and reductions in operating costs, marking the next stage of Xstrata's transformation. These projects will progressively reach production during a timeframe in which demand for commodities from industrialising nations seems set to remain robust, augmented by a return to demand growth from the OECD in due course and ongoing structural constraints to the supply of many commodities.

Xstrata has been well positioned over the last few years to benefit in this environment. The investments over recent years have delivered a diversified portfolio with the scale and capabilities to develop major new mines. As we enter into this next phase of Xstrata's transformation, I am confident that the Group's prospects remain very encouraging.

Mick Davis

Mick Davis
Chief Executive

Business overview

Our business

Since its initial public offering in March 2002, Xstrata has grown rapidly to become one of the largest diversified mining companies in the world, with top five industry positions in copper, export thermal coal, export coking coal, ferrochrome, zinc and nickel. In addition, the Group has a growing platinum business, recycling facilities, additional exposures to gold, cobalt, lead, silver and vanadium and a suite of mining and metals-related technologies, many of which are industry leaders. Our operations and projects span 19 countries and we have corporate offices in a further six countries.

Devolved management structure

Xstrata differentiates itself from its peers through operating a highly decentralised management model. Maximum responsibility and accountability are devolved to the Group's commodity businesses, within a defined governance structure. We believe this model directly benefits the Group's performance by creating a strong sense of local ownership at the operational level, encouraging innovation and entrepreneurialism, and empowering managers to address site-specific challenges and unlock value within the appropriate local context.

Xstrata's businesses are structured along commodity lines and each of the Group's five major commodity businesses operates as a global business in its own right, with responsibility from exploration to post-closure obligations and from revenue to EBIT. The Group maintains a lean corporate centre of approximately 50 people in total, comprising a head office in Zug and a corporate office in London. The role of the corporate centre is defined to avoid bureaucracy and duplication with the commodity businesses.

Effective governance

To enable a highly devolved management model to function effectively within a major global business and to ensure consistently high standards of ethical and sustainable development performance, clear governance and effective communication across the Group are essential.

Each business is governed by a commodity business board, which includes representatives of Xstrata's corporate centre, typically the CEO, CFO or other senior corporate personnel. Xstrata's Business Principles set out an ethical framework for our activities worldwide and Risk Management, Fraud Control and Sustainable Development (SD) policies and detailed SD Standards apply to every managed operation and office worldwide. We expect contractors, suppliers and other business partners to adhere to our Business Principles and to meet our minimum standards in health and safety, environmental and social performance. A rigorous internal audit and SD assurance programme, including third party audits, provides assurance to the Board that Xstrata's standards and Business Principles are being put into practice. A number of mechanisms also exist to encourage sharing of good practices, transfer of skills and personnel, formal and informal communication networks and communities of practice between commodity businesses, and between business units and the corporate centre.

We believe that any potential benefits from centralised processes are outweighed by the significant advantages of clear accountability and responsibility at the operational level offered by our model. However, because each commodity business is incentivised to seek out any opportunity to create value, Xstrata's businesses join forces where this makes good business sense. For example, our businesses have collaborated to agree major regional or global procurement contracts for key inputs such as oil or mining equipment and jointly participate in regional recruitment initiatives.


Full Cre
Milk

Children at the Brilla Brilla community centre taking part in the Breakfast Programme funded by Xstrata's Mount Isa Mines



Shift boss, Morongwa Ramela, passing on instructions at Xstrata Coal's 5-Seam mine in South Africa



Environment Technician Allan Doddrell taking water and sediment samples at Xstrata Zinc's McArthur River Mine in Australia

How we operate

To succeed in our aim of delivering industry-leading returns to our shareholders in a sustainable manner over the long term, we must balance economic, environmental and social considerations in how we manage our business.

We believe that excellence in sustainable development is a source of competitive advantage, enhances our corporate reputation and provides direct business benefits that are essential to delivering our strategy, including:

- Gaining access to new resources
- Maintaining a 'licence to operate' from society and enhancing the security of our operations
- Attracting and retaining the best people
- Accessing diverse and low-cost sources of capital
- Identifying and managing new business opportunities and risks

Business principles

Every Xstrata employee, contractor and business partner commits to each other and to our stakeholders to act in accordance with our Business Principles, which provide an unambiguous ethical framework for our activities worldwide

We work ethically

We are committed to the highest standards of personal and professional ethical behaviour at all times

We work responsibly

We balance social, environmental and economic considerations in how we manage our business

We work openly

We are committed to the maximum transparency that is commercially possible in our business

We work together and with others

We are committed to open and two-way engagement with employees, employee representatives, communities, customers, suppliers, shareholders and other stakeholders

Sustainable development policy

We are committed to the goal of sustainable development. We aim to operate to leading standards of health, safety and environmental management, contributing to the development of sustainable communities, and engaging with our stakeholders in two-way, open dialogue, regardless of our location

Health and safety

We aim to operate a safe workplace that is injury- and fatality-free and to enhance the wellbeing of employees, contractors and communities

Environment

We aim to preserve the long-term health, function and viability of the natural environments affected by our operations

Sustainable communities

We contribute to the social and economic development of sustainable communities associated with our operations

Our people

We maintain a non-discriminatory workplace that is based on mutual respect, fairness and integrity

For an explanation of our performance against our policy and strategic objectives, please see pages 30-35.

Business overview *continued*

Our products

Xstrata's portfolio comprises a balance of LME traded commodities, such as copper, nickel and zinc, and bulk negotiated commodities such as thermal coal, coking coal and ferrochrome. Our sales are predominantly to the construction, infrastructure and electricity generation sectors, all of which are benefiting from the industrialisation and urbanisation of countries such as China, India and Brazil.

Revenue by end-user segment


1
2
3
4
5
6
7
8

1. Aerospace & other transport	**4%**
2. Automotive	**8%**
3. Construction & infrastructure	**28%**
4. Consumer durables	**9%**
5. Chemical	**1%**
6. Electricity generation	**26%**
7. Plant & machine tools	**9%**
8. Other	**15%**

Xstrata Alloys

- Ferrochrome
- Vanadium pentoxide
- Ferrovanadium
- Platinum group metals



End-use markets

Over 80% of the world's ferrochrome is used in the production of stainless steel.

The principal end-use of vanadium is as an alloying agent in steel.

Platinum Group Metals (PGMs) comprise platinum, palladium, rhodium, iridium, ruthenium and osmium. PGMs are used in auto catalysts and fuel cells, providing cleaner energy. Other key markets include jewellery and industrial and consumer products.

Competitive position

Ferrochrome producers

(kt)
1,200
800
400
0
Xstrata ENRC Samancor Hernic ASA Metals

See page 52 for more information.

Xstrata Coal

- Thermal coal
- Semi-soft coal
- Coking coal



End-use markets

Thermal coal is used to generate electricity in coal-fired power stations and our Australian thermal coal operations supply major power generation companies in the Asia-Pacific region. Xstrata's South African coal operations largely supply the Atlantic thermal coal market, where Europe is the major export destination and new emerging markets such as India. Our Colombian operations export high grade thermal coal to Europe and the Americas.

Export semi-soft coal and export coking (or metallurgical) coal is used in steelmaking.

Competitive position

Thermal coal exporters


(mt)
90
60
30
0
Xstrata
BUMI Resources
Anglo American
Adaro
Rio Tinto
Managed Production

Coking coal exporters


60
40
20
0
BHP Billiton
Anglo American
Teck
Xstrata
Rio Tinto
Managed Production

See page 58 for more information.

Xstrata Copper

- Refined copper metal
- Copper-in-concentrate
- Gold



End-use markets

Xstrata Copper's refined copper metal cathodes are sold to producers of industrial products and traders in major copper consuming regions.

Xstrata's excess copper concentrate production is sold to custom copper smelters in South America, Asia and Europe, with over 90% sold under long-term contracts and the remainder sold on the spot market. Cathodes are predominantly used in the manufacture of copper wire rod for electrical conductor applications.

Competitive position

Copper producers (mined)

(kt)
1,500
1,000
500
0

Codelco F-McM Copper & Gold BHP Billiton Xstrata Rio Tinto

See page 66 for more information.

Xstrata Nickel

- Nickel
- Ferronickel
- Cobalt



End-use markets

Our Nikkelverk refinery in Norway produces very high grade purity nickel and cobalt from material sourced from Xstrata Nickel's mining operations in Canada and Australia. The high grade nickel produced at Nikkelverk is typically sold into first end-use applications such as high nickel alloys, superalloys, low alloy steel, foundry and electroforming.

Ferronickel from Xstrata's Falcondo operation (currently suspended) is sold into the stainless steel market.

Cobalt from Nikkelverk is used in super alloys sold into end-use applications such as aerospace, land-based turbines and electronics.

Competitive position

Nickel producers (refined)



(kt)
300
200
100
0
MMC Norilsk
Vale
BHP Billiton
Jinchuan
Xstrata

See page 76 for more information.

Xstrata Zinc

- Zinc-in-concentrate
- Zinc metal
- Lead-in-concentrate
- Lead metal



End-use markets

Around half of all zinc metal produced globally is used to galvanise steel, an environmentally-friendly way of protecting steel against corrosion. Zinc is also used in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.

The main application for lead is in battery technology. Lead acid batteries are used in motorcycles and mobile equipment.

Competitive position

Zinc producers (mined)



(kt)
1,200
800
400
0
Xstrata
Vedanta
Teck
China Minmetals
Glencore

See page 84 for more information.

Source: Brook Hunt, CRU and Wood Mackenzie.

Business overview *continued*

Competitive environment

Xstrata's key competitors are Anglo American plc, BHP Billiton plc and Rio Tinto plc, all of which are listed on the London Stock Exchange, and Vale, a Brazilian mining company. We benchmark certain key financial performance indicators against our key FTSE 100 listed competitors (collectively 'FTSE Diversifieds'), as set out in the Key Performance Indicators section on pages 30 and 31.

We also compete with a broader range of private and state-owned or state-sponsored entities across the globe. A global industry peer group of publicly quoted diversified and single commodity mining companies is used to benchmark Xstrata's total shareholder return performance, as well as to determine performance criteria under the Group's long-term incentive plan, and is set out below.

Competitors*

Key FTSE 100 competitors	Global peer group**
Anglo American	Alcoa Inc
BHP Billiton	Arch Coal Inc
Rio Tinto	Vale
	Eramet SA
	Freeport McMoRan Copper & Gold Inc
	Grupo Mexico SA de CV
	Impala Platinum Holdings Ltd
	Korea Zinc Inc
	MMC Norilsk Nickel
	Nordeutsche Affinerie AG
	Peabody Energy Corp
	Teck Cominco Ltd
	Vedanta Resources plc

* *2009 peer group.*
** *Includes FTSE Diversifieds.*

Industry and market trends

Consolidation

Over the past decade, the mining industry has evolved rapidly through an ongoing process of consolidation which has resulted in a smaller number of very large public or state-owned mining companies dominating the mining industry. Following a period of consolidation in the 1990s, driven by structural overcapacity to improve the economics of the industry, consolidation has accelerated in the past decade, primarily driven by the pursuit of scale and diversification.

Scale is an important attribute in a capital-intensive industry, where new deposits are increasingly found in riskier and more challenging regions of the world. Increased scale enables an entity to acquire and develop several large projects simultaneously, without risking a substantial portion of the company's capital in any one region or on any one project. Scale also brings an improved ability to access capital, talent and new resources. It enhances a company's ability to capture external opportunities and to realise synergies from within the portfolio, for example, using common infrastructure for a range of neighbouring operations.

As a further driver of consolidation, the quest for diversification aims to deliver more stable returns over the cycle and an improved ability to manage risks across commodities, geographies, currencies and end-use customer segments.

Rise of diversified global mining major

While several business models exist within the industry, from single commodity companies or companies focused in a particular geographic region, to those more diversified by geography or commodity exposure, the pursuit of scale and diversification has led to the rise of five major global diversified companies which lead the industry, as shown in the chart below.

Global mining and metals industry – 2009*


Global Player
INTEGRATED MONOLITHS
GLOBAL DIVERSIFIEDS
BHP Billiton $207bn
Xstrata $65bn
Vale $155bn
Rio Tinto $143bn
FOCUSED LOCALS
Anglo American $69bn
Number of key geographies
3+ regions
1-3 regions
Xstrata 2001
LOCAL HEROES
Regional Player
Commodity focus
Single
1-3 commodities
3+ commodities
8+ commodities
Multi

* *Enterprise values as at 31/12/09.*

Increased scale, diversified currency, commodity and geographic risk and access to and the ability to develop significant, large-scale organic growth are vital for success in the mining sector. These attributes enable the large diversifieds to deliver consistently higher shareholder returns at demonstrably reduced risk. These majors also often benefit from preferential access to new growth, substantial technical expertise, and enhanced capacity to engage effectively with stakeholders and to manage sustainable development risks and opportunities.

New competitors from emerging markets

In recent years, new major competitors have emerged from markets such as the former Soviet Union, Kazakhstan, Brazil, India, China, some of which are now amongst the world's largest mining companies, notably Vale. Many of these companies are state-sponsored entities or benefit from investment from home nation governments.

Chinese investment in overseas mining resources

In 2009, the global downturn impacted equity valuations and saw a number of companies struggle in the face of severely depressed market conditions. Chinese state-sponsored entities and private companies were quick to take advantage of the opportunities which arose, investing some $16 billion in mining acquisitions, including over $9 billion of acquisitions in Canada and Australia alone, predominantly to secure access to coal, base metals and iron ore. China's sovereign wealth fund (Chinese Investment Corporation) was particularly active with almost $3billion of mining and metals purchases in 2009. While Chinese companies have pursued a 'going out' strategy to secure access to resources for some years, investment has substantially increased in recent years as Chinese funding has replaced dwindling traditional sources of financing and the effect of declining equity prices. Investments range from unilateral control to more flexible solutions to win deals and secure off-take of commodities. Chinese companies are likely to remain significant competitors for resources and acquisitions in the future, as well as potential, well-funded partners for the development of major new mining and metallurgical operations.

Secular upwards trend in demand

Xstrata's long-term scenario analysis supports the expectation of secular strength in demand for commodities and the potential to return to a strong commodity price environment based on sustained demand growth from industrialising and urbanising countries such as China, India, Indonesia and Brazil.

Constrained supply

At the same time, supply is expected to struggle to keep pace with rising demand over the medium term. Prior to the global downturn, existing mining operations were already experiencing a number of problems in attempting to maintain or increase production levels including declining grades, unplanned outages, labour or social unrest, longer haulage distances and inflation in input prices. During the downturn, a significant number of mining projects have been delayed or postponed as companies scaled back capital investment and some higher cost or end-of-life capacity has been permanently withdrawn, further impacting supply. It is estimated that approximately two million tonnes of future supply has been removed from the copper market and new projects are subject to frequent delays and cost overruns, particularly as the mining industry moves into more complex territories to access new resources. Consequently, we expect a supply shortage in a number of commodities in the medium term as demand increases from 2009 levels.

Declining projections of copper supply growth


2Q2008
4Q2008
3Q2009
6,000
5,000
4,000
3,000
2,000
1,000
0
2 Mt
decline
2008
2009
2010
2011
2012
2013
2014
2015

Government intervention

Governments and regulators are playing an increasingly active role in the mining industry in various forms, including regulation, protectionism, increased taxation and resource nationalism. Resource nationalism takes many different forms including increasing royalty regimes and the tax burden on mining to controlling access to resources. The entry of sovereign wealth funds as investors in the mining industry is likely to increase politically motivated investment in resources. Given Xstrata's expectations that new supply of mining resources will lag demand, it is likely that nations where demand for resources outstrips domestic supply will continue to seek to secure access to resources as a strategic and political imperative.

Investment fund flows

Commodities are now established as an attractive investment class in their own right with significant growth in exchange-traded commodities futures markets and substantial fund flows which may influence commodity prices. This trend will lead to ongoing volatility in prices, particularly in traded commodities.

Business overview *continued*

Market overview

Xstrata's revenues and earnings depend to a large extent on prevailing prices for the commodities it produces. These commodities are globally traded and as a result, in common with its competitors, Xstrata does not control the prices it receives for commodities. Commodity prices are directly linked to macro-economic conditions and in particular, industrial production, which drives global demand for metals and energy.

From around mid-2003 to mid-2008, commodity prices exhibited a broadly upwards trend, reflecting demand generated by global economic growth, particularly in China and India as those countries urbanise and industrialise. Commodity prices have also been influenced by the growth of exchange traded commodities future markets and the establishment of commodities as an investment asset class. Relatively tight supply of commodities contributed to higher prices, as a result of lower investment in exploration and new mine development during the previous decade or more of declining commodity prices, together with declining grades and operational issues at existing operations.

Commodity prices
(rebased $100/tonne)


■ LME copper spot
■ LME nickel spot
■ LME zinc spot
LME lead spot
$/tonne
1,000
900
800
700
600
500
400
300
200
100
0
2003 Jan
2004 Jan
2005 Jan
2006 Jan
2007 Jan
2008 Jan



Declining grades


Metal grade (index to 1978 = 100)
100
80
60
40
20
0
1978
1988
1998
2007
Copper
Lead
Nickel

However, during the third quarter of 2008, global economic conditions began to deteriorate as a result of the credit crisis which prompted the steepest drop in economic activity since the Great Depression. In early 2009, demand for most of Xstrata's products remained very depressed, with most commodity prices reaching a low point in March, as producers and customers underwent a rapid and severe period of destocking in the face of highly uncertain economic conditions.

Most major economies unveiled significant fiscal and monetary stimulus packages in response to the severe downturn of a scale not seen before. In particular, the determination of China to sustain its economic development was underpinned by a stimulus package amounting to approximately 12% of 2009 Chinese national GDP, which was weighted towards substantial public investment in construction and infrastructure development, driving demand for commodities.

These initiatives were broadly successful in improving liquidity and stimulating investment and consumption demand, and economic activity began to recover during the year. Demand for commodities remained subdued from the OECD, but ongoing demand from China, India and Brazil – albeit at lower levels than in previous years – offset the full impact of lower demand from the West. China's position as the dominant user of commodities was further underlined by the downturn, during which China accounted for over 100% of the growth in consumption in 2009 in a number of metals such as copper and zinc.

Commodity prices rose accordingly, staging a strong recovery from the very depressed prices in the early part of the year but remaining some way below 2008 levels. Average prices for the year fell by around 26% compared to 2008 averages.

LME copper spot price and stocks


■ $/t
Stocks (tonnes)
(t)
600,000
500,000
400,000
300,000
($/t)
8,000
7,000
6,000
5,000
4,000
3,000
Dec 2008
June 2009
Dec 2009
Feb 2010


LME nickel spot price and stocks
$/t
Stocks (tonnes)
(t)
($/t)
200,000
150,000
100,000
50,000
25,000
20,000
15,000
10,000
5,000
Dec 2008
June 2009
Dec 2009
Feb 2010


LME zinc spot price and stocks
$/t
Stocks (tonnes)
(t)
($/t)
600,000
500,000
400,000
300,000
3,000
2,500
2,000
1,500
1,000
Dec 2008
June 2009
Dec 2009
Feb 2010

As a result, China exceeded its 8% GDP growth target in 2009 and is on track to maintain or increase this rate of growth in 2010. Similarly, India's economy continued to grow strongly during 2009, with fourth quarter growth reaching pre-crisis levels and industrial production and electricity generation growing strongly. The economies of OECD countries stabilised during 2009, but their recovery has been at a slower rate.

Outlook

Looking forward, the outlook remains bifurcated between the OECD and industrialising economies, giving rise to a so-called 'two-speed' world economy in the near term.

Xstrata's proprietary early warning tracking indicates that OECD real economy leading indicators remain positive. Manufacturing PMI, consumer and business confidence are rising in most regions, with the exception of Japan, but weaker loan growth and lending spreads, together with record unemployment are delaying the return of domestic consumption. Our early warning analysis indicates that, while recovery is ongoing, the underlying rate of recovery may slow from the rapid rebound seen in late 2009. Further commitment to monetary easing in major economies is clearly aimed at addressing this. Concerns over sovereign debt, the scaling back of quantitative easing and the fragility of the global financial system are also likely to weigh on economic growth in 2010. However, demand for commodities is likely to be supported by a period of restocking to rebuild inventories to more normalised levels following such a severe and prolonged period of destocking in late 2008 and 2009, followed by a return to growth in domestic consumption in OECD countries in 2010 and through to 2011.


United States, year-on-year changes
United States industrial production
United States leading indicator
(%)
15
10
5
0
-5
-10
-15
-20
-25
2004 Jan
2005 Jan
2006 Jan
2007 Jan
2008 Jan
2009 Jan

Source: CEBR/Xstrata.

Business overview *continued*

Eurozone, year-on-year changes


European Union industrial production
European Union leading indicator
(%)
15
10
5
0
-5
-10
-15
-20
-25
2004 Jan
2005 Jan
2006 Jan
2007 Jan
2008 Jan
2009 Jan

Source: CEBR/Xstrata.

Economic growth in China, India, Brazil and other industrialising economies is increasingly important for commodity demand. These rapidly urbanising countries will continue to represent the lion's share of demand growth in 2010, due to their metals- and energy-intensive period of infrastructure and industrial development.

Leading indicators of Chinese industrial production remain very robust. Chinese economic growth looks set to continue in 2010 at or above 2009 levels as domestic investment continues to offset lower exports. China's export industry was severely impacted by the global downturn and any full recovery will depend on a resumption of spending by OECD consumers, but exports are expected to increase somewhat from depressed 2009 levels to prevent less of a drag on economic growth in 2010.

In Asian countries, in particular China, government initiatives are under way to encourage domestic consumer-led growth, reducing dependence on exports. This cultural shift away from the traditional preference for saving over spending is likely to require a period of several years. Short-term government-backed incentives include subsidies for durable goods and cars, while longer-term initiatives are developing state-funded social welfare systems and reduce the need for families to save for old age or ill health. A land reform programme now being piloted in a number of areas in China is intended to encourage the continued migration of rural populations to towns and cities, supporting the ongoing urbanisation of several million people every year and, consequently, demand for commodities required for infrastructure and electricity generation.

A key risk facing the Chinese economy is inflation and potential overheating. Recent measures to tighten lending and reduce fixed asset investment reflect very high levels of lending that risked overshooting the official target of 7.5 trillion RMB, and significant investment flows in early 2010. These positive measures to mitigate the risk of overheating indicate that policy makers will continue to act in an attempt to balance the need to continue stimulus support to prevent a further recession with the requirement to control growth and keep the economy on track.

We continue to believe we are experiencing a secular trend in higher demand for commodities underpinned by continued demand from industrialising and urbanising nations such as China, India, Brazil and Indonesia. Strong economic growth is expected from these economies in 2010, despite some slowing of investment flows to curb the risk of overheating. In the short term, demand from these nations remains predominantly dependent on continued government and private investment while exports remain depressed. A full recovery in global trade will require the US consumer to recommence spending, reversing the current period of deleveraging and increasing savings rates. A slower recovery in the OECD seems likely in 2010 and when consumers do return to spending, consumption levels may be some way below pre-crisis levels as nations seek to repay high sovereign debt through a range of measures including higher taxation.

A number of risks exist to short-term economic prospects as nations seek to rebalance their economies and financial markets remain weak, but the medium-term outlook for Xstrata's products continues to be very encouraging, as new supply is expected to struggle to match increasing demand from industrialising countries for some time to come.

The Chairman's statement (pages 6 to 7) and Chief Executive's report (pages 10 to 15) include commentary on the outlook for Xstrata's markets. Each commodity business operating review contains a more detailed review of the market for each of Xstrata's major commodities in 2009 and the outlook for 2010 and beyond. See pages 52 to 92.

Composition of Chinese GDP growth (% contribution)


Fixed investment
Public consumption
Private consumption
Inventory
Net exports
80
60
40
20
0
-20
-40
2003
2004
2005
2006
2007
2008
2009

Source: Datastream, Alliance Bernstein.

Strategy

Our mission

We will grow and manage a diversified portfolio of metals and mining businesses with the single aim of delivering industry-leading returns for our shareholders.

We can achieve this only through genuine partnerships with employees, customers, shareholders, local communities and other stakeholders, which are based on integrity, co-operation, transparency and mutual value-creation.

Our strategy

Strategy to deliver growth and value

Mergers and acquisitions

2002: IPO and Duiker/Enex | 2003: MIM | 2006: Falconbridge

- Delivered commodity and geographic diversification
- Built scale to compete for access to resources, financial and human capital
- Created embedded growth optionality

Operational excellence

- Eight consecutive years of real cost savings
- Substantial increase in reserves and resources
- Continuous improvement of safety and SD performance

Organic growth

- $9 billion growth capex since 2002, including successful delivery of 13 major projects

How we achieve our strategy

Xstrata's primary strategic aim is to create superior shareholder value in a sustainable manner.

We aim to do this by:

- Offering shareholders exposure to an attractive portfolio of assets diversified by commodity, currency, geographic location and end-use segment
- Growing our business through developing our portfolio of organic growth projects and executing value-adding acquisitions
- Continuously improving the quality of our assets, for example, through year-on-year operating cost reductions, mine life extensions and productivity improvements
- Achieving and maintaining industry-leading standards of health, safety and environmental performance and working in partnership with stakeholders for mutual benefits, balancing economic, ethical, environmental and social considerations in how we manage our business
- Fostering a high performance and entrepreneurial culture through a highly devolved management structure, with appropriate incentives for exceptional performance
- Conducting our business activities ethically and with the maximum transparency commercially possible

Strategy *continued*

Progress in 2009

Within the Group's overarching strategy of value creation through growth and asset optimisation, Xstrata's businesses implemented a number of immediate and longer-term actions to respond to the global downturn in 2008 and the first half of 2009. In addition to securing Xstrata's profitability through one of the worst recessions in history, these actions served to accelerate Xstrata's strategy of improving the competitive position of our portfolio, ensuring the Group emerged from the downturn in a stronger position.

- Several end of life, higher cost operations were suspended or closed to conserve cash
- Cost savings initiatives were accelerated across the Group, reducing Xstrata's real operating cost base by $501 million in 2009, with savings achieved at every commodity business. In particular, Xstrata Nickel and Xstrata Zinc substantially restructured their businesses and achieved a reduction in C1 cash costs of 33% and 25% respectively, with further cost reductions expected in 2010
- Production of ferrochrome and coking coal was temporarily suspended to align with lower demand
- Sustaining capital expenditure was reduced and expansionary spending was scaled back at more marginal, longer-term greenfield projects without damaging optionality, although expenditure continued to bring near-term projects into production and to maintain schedules at the majority of Xstrata's growth projects in preparation for economic recovery

More information about these and other initiatives in 2009 is provided in the Chief Executive's report and the operating review. As economic conditions improved and demand for commodities grew, a number of suspended operations were returned to full production and our focus returned to the delivery of major organic growth across the Group (see Delivering organic growth on page 27).

Xstrata's strategy evolves

Since its inception, the Group's strategy has been delivered through:

- Growth through acquisition
- Operational transformation and enhancement to net present value
- Organic growth

Our strategy will continue to rest on delivery against each of these three pillars, but over time, the emphasis has shifted. Initially, Xstrata's strategy was, of necessity, dominated by acquisitive growth, to build a major diversified mining group with the scale and diversity to compete effectively with the leading companies in the industry.

Following each acquisition, Xstrata's operational teams have fundamentally transformed the acquired operations to extract synergies with existing operations and enhance their competitiveness, improve safety, environmental and social performance to industry-leading standards, extend the reserve and resource base and expected life of the operations and develop expansion or associated growth options.

Xstrata's next phase of growth will be delivered predominantly from its portfolio of organic growth projects that were accumulated through a series of transformative and bolt-on acquisitions. This next phase of transformation will deliver significant growth in volumes, while simultaneously reducing the unit costs of Xstrata's commodities, further enhancing the quality of Xstrata's portfolio and improving the Group's competitive position. Despite this emphasis on organic growth, we will continue to assess opportunities to create value through growth by acquisition or through mergers. During 2009, Xstrata approached Anglo American to propose a merger of the two companies. Xstrata's proposal was rejected by the Anglo American Board and in October, Xstrata confirmed that it had no intention of making an unsolicited offer for Anglo American. Xstrata also successfully acquired an option to acquire a majority stake in an early stage iron ore project in the Republic of Congo during the year, which, if exercised, would provide Xstrata entry into a new, highly attractive commodity.

The continuous improvement of our assets is also an ongoing imperative, including safety performance, environmental management and our engagement with and contribution to communities and other stakeholders in our business. Each commodity business is mandated to improve the net present value of its underlying business to overcome the 'strategic gap' faced by the mining industry – namely the wasting nature of mining companies' finite assets and the increasing difficulty of maintaining production from existing operations due to falling grades and higher costs.

Delivering organic growth

Xstrata's commodity businesses benefit from a broad range of growth projects which have been progressed through the various stages from exploration to conceptual planning to pre-feasibility and feasibility studies over the past several years. In early 2010, over $8 billion of projects are currently in implementation, with approximately ten major projects due to be presented to the Xstrata plc Board for approval during 2010. The successful development of our near-term projects will deliver a 50% increase in overall volumes, predominantly from coal, copper and nickel. New operations will also operate with substantially reduced operating costs, further improving the overall cost position of the Group's operations. Each project will also provide Xstrata's shareholders with a robust return on investment at conservative long-run prices, as indicated by the chart below.

Strong returns from project pipeline



● Approved Projects
● Projects with near-term expected approval
Las Bambas (Phase 1)
Koniambo (Phase 1)
$2bn
Antapaccay
Mangoola
Capital costs
Ernest Henry underground
Tweefontein
Rolleston West OC
ATCOM East
Antamina expansion
Collahuasi 170ktpd
Lomas Bayas II
$200m
10%
30%
50%
70%
IRR (at conservative LT pricing)

A further suite of projects is in the feasibility and scoping study stage and will follow on from the projects currently in or about to commence construction, to provide the next stage of growth from the portfolio.

Further information about the development of the Group's major capital projects is provided in the operating reviews pages 52 to 92.

Strong pipeline of growth (selected major projects)

Projects in implementation	**Alloys:** Eland Platinum **Coal:** Goedgevonden, Blakefield South, Mangoola, ATCOM East **Copper:** Lomas Bayas II, Ernest Henry Mine underground, Antamina expansion **Nickel:** Nickel Rim South, Koniambo
Projects for approval within next 12 months	**Coal:** Ravensworth North OC, Ulan West UG, Bulga Gas **Copper:** Collahuasi, Las Bambas, Antapaccay **Nickel:** Falcondo Optimisation **Zinc:** George Fisher expansion; Black Star OC Deeps, Bracemac
Projects in feasibility and scoping studies	**Coal:** Tweefontein, Wandoan, Sarum, United, Zonnebloem, Cerrejón expansion **Copper:** Tampakan, Frieda River, El Pachón **Nickel:** Kabanga, Araguaia **Zinc:** Pallas Green, Albion plant

Xstrata's businesses have already developed $9 billion of major projects over the past six years and each of our commodity businesses benefit from a broad range of executives with substantial experience of developing major mining and industrial projects, including in challenging locations. Our ability to manage the associated environmental and social impacts of developing major projects is also critical to our success in delivering against our strategy. We engage openly and proactively with communities and other stakeholders to gain and maintain a social licence to operate. As set out in Xstrata's Sustainable Development policy, we aim to demonstrate a broader social and economic benefit from our presence, including prioritising local employment and procurement and providing support for enterprise development, community skills development and training programmes, particularly in areas with high unemployment and greater economic need. We avoid resettlement of communities where possible. Where this is unavoidable, we adhere to the World Bank Operational Directive on Involuntary Resettlement and seek to maintain or improve standards of living and provide ongoing support for resettled communities.

Strategy *continued*

2010 strategic priorities

In 2010, our strategic priorities are to:

- Develop our portfolio of significant organic growth projects to deliver new production growth on time and on budget
- Achieve further improvements to the net present value of our operations through sustainable cost savings, mine life extensions and restructurings
- Improve our health and safety, environmental and social performance and in particular to operate a fatality-free business
- Retain key personnel and offer our people a rewarding and non-discriminatory workplace with development opportunities
- Maintain a robust and appropriate capital structure
- Identify and execute opportunities to create value through acquisitions, divestments, mergers or strategic partnerships including the replenishment of our organic growth pipeline

Strategic resources

The following resources have been recognised as being necessary for the execution of our strategic objectives:

Diversified portfolio

Operating and developing a portfolio diversified by currency, geographic region and commodity spreads the risks of specific commodity price cycles, foreign exchange rate fluctuations and operating locations. Diversification also engenders healthy competition for capital between Xstrata's businesses.

Pipeline of organic growth projects

Xstrata benefits from a broad portfolio of attractive growth projects from within its portfolio which are being progressed to deliver robust returns at conservative long-run prices, reduced operating costs and substantial volume increases to benefit from an encouraging outlook for the Group's commodities.

Devolved business structure

We believe that Xstrata's devolved management model is a source of competitive advantage. Our model emphasises accountability and responsibility at the operational level, encourages innovation and minimises bureaucracy.

Robust financial position

The Group is committed to maintaining a robust balance sheet and investment grade rating enabling it to access a wide range of funding sources. Xstrata benefits from having no material debt maturities until mid-2011 and an average maturity debt on outstanding debt facilities of greater than five years. The Group's gearing at year end was 26%.

Reserve and resource base

Xstrata benefits from a substantial reserve and resource base across each of its major commodities. The Group reserve and resource statement is published annually and is available from Xstrata's website www.xstrata.com.

Employees

Our ability to attract and retain the best people with the appropriate skills at every level is vital to the successful execution of our strategy. Xstrata provides industry-leading career development opportunities, a safe and non-discriminatory workplace and fair and competitive remuneration. Our devolved structure is also an important retention tool for operational management.

The operational restructurings that took place during 2009 inevitably impacted on the Group's employees and contractors in a number of regions. During the year, approximately 1,481 employees were made redundant as a result of operational closures and downsizing to align production with demand. We avoid involuntary redundancies of permanent employees wherever possible, but when redundancies are unavoidable, we provide employee assistance programmes including outplacement, skills mapping and careers advice and work together with other stakeholders to mitigate the impacts on local communities as far as possible, in line with our Sustainable Development Policy and Standards.

Community support

We set aside a minimum of 1% of Group profit before tax each year to fund initiatives that benefit the communities associated with our operations, often through multi-stakeholder partnerships over several years. Our funding programmes prioritise communities located in remote areas or in regions with a lower level of social and economic development and infrastructure. Although the overall level of funding set aside each year is determined by our profitability, we manage our funding so that community initiatives receive stable and continuing financial support throughout the commodity cycle. This enabled our support for communities associated with our operations to continue during the recession at a similar level to previous years. A key priority of our social involvement programmes is to avoid sole dependence on our finite operations.

Community engagement took a high priority during 2009 as a number of operations were closed or suspended, with potential impacts on neighbouring communities. In addition, Xstrata is developing a range of major new mines, where proactive consultation with communities and other stakeholders is vital to ensuring broad-based support for our activities and to incorporate feedback into our planning processes.

Sustainable development performance

We aim to manage our business so as to balance economic, environment and social considerations. Our proven track record in contributing to the sustainable development and acting as responsible stewards of our owners' assets and the natural environment enables us to gain access to new resources, maintain a licence to operate, attract and retain the best people, access diverse and low-cost sources of capital, identify and act upon business opportunities, and optimise our management of risks. We publish a standalone Sustainability Report each year that sets out our policies and performance in sustainable development in detail, available from www.xstrata.com.

Stakeholder engagement

Xstrata' stakeholders include the investment community, employees, contractors, unions, national, regional and local governments, inter-governmental bodies, regulators, communities associated with our operations, business and JV partners, non-governmental and development organisations, suppliers, customers and media. We identify and engage with our stakeholders at every level of the organisation and implement culturally appropriate methods of engagement. We aim to engage our stakeholders in two-way dialogue, incorporating their feedback into the way we operate and our plans for the future. Our engagement and community support programmes recognise that indigenous people and other groups including women, the elderly and children are particularly vulnerable and seek to address the particular needs of these groups. We are committed to the maximum transparency that is commercially possible.

Technical expertise

Xstrata Technology Services provides expertise and technology to support the processes involved in mining and metallurgy. It comprises:

Xstrata Technology, a specialist technology solutions provider which supplies global mining and metals companies and Xstrata's own operations with mining minerals and metal processing and extraction technologies to improve efficiency and environmental performance.

Xstrata Process Support provides highly specialised technological support both to Xstrata's operations and third-party customers, including in areas such as orebody characterisation, extractive metallurgy, materials testing and process control optimisation.

In addition, Xstrata's commodity businesses develop proprietary technologies to reduce operating costs and improve environmental performance, such as Xstrata Alloys' ferrochrome smelting Premus technology.

Significant contractual arrangements

Glencore International AG is Xstrata's major shareholder and at the date of this document holds 34.38% of Xstrata's issued share capital. The relationship between Xstrata and Glencore is regulated by a Relationship Agreement which ensures that all commercial arrangements are transacted on an arm's-length basis. Glencore is the sole distributor of Xstrata's nickel, cobalt and ferronickel production, has sales agreements with Xstrata Copper for some of its copper concentrate and copper cathode and is the marketing agent for much of Xstrata Alloys' ferrochrome and vanadium. Glencore has a market advisory role with Xstrata Coal. Full details of related party contractual arrangements are provided on pages 201 to 204.

Key performance indicators

Xstrata's Executive Committee and Board monitor a range of financial and non-financial KPIs

Financial KPIs

Xstrata's financial performance during 2009, including the key performance indicators used to measure it, is discussed in detail in the Financial Review on pages 44 to 51.

In response to the global economic downturn, the Group restructured and transformed all of its businesses, improving operating costs and competitive positions.

Earnings per share*
(US¢)

Earnings per share show attributable profit (net earnings) earned per share. Xstrata's growth in earnings per share (compound annual growth rate) is shown compared to the average for Anglo American, BHP Billiton and Rio Tinto (FTSE diversifieds).

Xstrata



4
3
2
1
0
CAGR≠ 33%
1.37
2.41
3.17
2.77
1.05
05
06
07
08
09

FTSE diversifieds**



Industry comparisons
6
4
2
0
CAGR≠ 21%
2.29
3.41
3.83
4.57
2.52
05
06
07
08
09

See page 47 for more information.

EBITDA*
(US$m)

Xstrata's growth in earnings before interest, tax, depreciation and amortisation (EBITDA) before exceptional items is shown compared to the average for the FTSE diversified miners. This provides an indication of the rate of earnings growth achieved.

Xstrata



12,000
8,000
4,000
0
CAGR≠ 47%
3,103
6,984
10,888
9,657
6,991
05
06
07
08
09

FTSE diversifieds**



Industry comparisons
24,000
16,000
8,000
0
CAGR≠ 19%
11,029
15,113
16,558
21,656
13,472
05
06
07
08
09

See page 44 for more information.

EBITDA* margin
(%)

The EBITDA margin shows earnings before interest, tax, depreciation and amortisation (EBITDA) before exceptional items as a percentage of revenue. It is a measure of how efficiently revenue is converted into EBITDA.

Xstrata


50
40
30
20
10
0
CAGR‡ 7%
38
40
38
35
30
05
06
07
08
09

FTSE diversifieds**


60
40
20
0
CAGR‡ 6%
37
42
41
42
36
05
06
07
08
09

See page 44 for more information.

Real cost savings†
(% of operating costs)

Sustainable real cost savings are an important driver of value and a measure of our operational excellence. In 2009, Xstrata achieved real cost savings equivalent to 5% of the operating cost base. The analysis below shows cost savings as a percentage of an inferred cost base (revenue minus profit), to enable a comparison between companies using publicly available data.

Xstrata


0
1
2
3
4
5
6
0.4
1.0
1.3
1.0
2.7
Average 1.2% cost reduction
Cost saving %
05
06
07
08
09

FTSE diversifieds**


Cost increase %
-3
-1.5
0
1.5
3
-4.2
Average -1.1% cost increase
-2.2
-2.4
-1.1
2.7
Cost saving %
05
06
07
08
09

See page 45 for more information.

Total shareholder return

TSR calculates the total return from an investment in Xstrata, calculated from the growth in share price together with the dividend income from the shares, with dividend income assumed to be reinvested. The graph shows the total return for a £100 investment in Xstrata plc, benchmarked against the FTSE 100 index of the largest UK companies.


Xstrata
FTSE 100
(GBP)
500
400
300
200
100
0
04
05
06
07
08
09

* *Xstrata EPS and EBITDA on statutory basis (i.e. acquisitions included from date of transaction completion); EPS adjusted for rights issues.*
** *Weighted average for Anglo American, BHP Billiton and Rio Tinto; BHP Billiton adjusted to December financial year for comparison purposes.*
† *Based on reported cost variance contribution to annual profit variance; adjusted to include mining inflation impact.*
‡ *Compound annual growth rate (CAGR) 2004-2009.*

Key performance indicators *continued*

Non-financial KPIs

In addition to monitoring the Group's financial performance as a measure of the Company's performance against its objectives, Xstrata's Board also regularly monitors a range of non-financial key performance indicators to assess performance against sustainable development targets and strategic objectives.

Xstrata's Board sets and overviews the Group's industry-leading Sustainable Development (SD) Framework. The SD Framework has been mapped to international standards and comprises Xstrata's Statement of Business Principles, Sustainable Development Policy, Sustainable Development Standards and Assurance Programme.

Xstrata operates a highly devolved management model. Each commodity business is responsible for the implementation of the Group's SD Framework throughout its business. Performance against the SD Framework is reviewed and evaluated on a quarterly basis by the commodity businesses and progress reported to the Board's Health, Safety, Environment and Community Committee. The Committee benchmarks Xstrata's performance against other mining and extractive sector companies.

The key performance indicators that relate to the SD Framework, include safety, occupational illnesses, environmental incidents, water and energy usage, employee turnover, training and support for community initiatives are regularly reported to Xstrata's Board, Executive Committee and senior management.

Safety Injury frequency rates

We are committed to providing a safe workplace and believe that every work-related incident, illness and injury is preventable.

In 2009, nine people lost their lives at Xstrata's operations (eight contractors and one employee) in Australia, Chile, Colombia and South Africa (2008: six people). We value the safety of contractors in exactly the same way as our employees. We monitor the performance of all contractors and insist on full compliance with our safety standards and procedures. All of our sites implement regular and appropriate behaviour-based training with emphasis on the identification and management of major hazards. Our managers work with their supervisors and operators in the field to identify appropriate topics to be covered in daily team talks and safety training.

We track total recordable injuries, which include lost-time injuries, medical treatment injuries and restricted work injuries, as this provides a more complete measure of safety performance. The total recordable injury frequency rate and lost-time injury frequency rates are reported per million hours worked and include contractors.

For the eighth consecutive year, a significant reduction was achieved in the frequency of total recordable and lost time injuries. Total recordable injuries fell by 14% and lost time injuries were 21% lower than in 2008 per million hours worked.

Total recordable injury frequency rate
per million hours


15
10
5
0
15.0
14.1
12.3
10.2
8.8
05
06
07
08
09

Lost time injury frequency rate
per million hours


6
4
2
0
4.3
3.3
3.0
2.7
2.1
05
06
07
08
09

Health Occupational health

Occupational illnesses are a measure of the number of new cases reported by our workforce during the year. Xstrata's operations aim to identify, assess and control occupational health hazards and, where practicable, to eliminate work-related diseases. Occupational illnesses can have a long latency, in particular noise-related hearing loss and musculoskeletal illnesses, and cases can relate to historical operating practices. In addition, other illnesses can be attributed to more recent exposure, such as respiratory diseases relating to occupational asthma or dust exposure. In each case, Xstrata aims to identify, assess and control occupational exposure to hazards with an overall aim of eliminating occupational illnesses.

36 new occupational illness cases were reported by employees and contractors in 2009, a 41% reduction on 2008. The majority of the occupational illnesses reported during the year relate to noise-induced hearing loss, partly related the ageing nature of our workforce and to proactive hearing conservation programmes.

New occupational illnesses
number of new cases


75
50
25
0
37
58
35
61
36
05
06
07
08
09

New occupational illnesses by type*


1 Noise-induced hearing loss 83%
2 Musculo-skeletal 11%
3 Respiratory conditions 3%
4 Dermal conditions 3%


3
4
1
2

Environmental incidents

Xstrata's operations record environmental incidents according to severity, with category one representing very minor incidents with negligible impact and category four or five representing major or disastrous incidents with medium to longer-term impacts respectively. Category three incidents cause moderate, reversible environmental impact and require moderate remediation. Our target is to achieve zero category 3, 4 or 5 incidents. No category four or five incidents have ever occurred at Xstrata's operations.

In 2009, the number of category 3 incidents reduced to three (2008: eight incidents). One incident involved the contamination of water at Townsville Port in Australia during the loading of zinc concentrate. Immediately following the spill, sampling was undertaken by an environmental consultant. The results were reviewed by a toxicologist who concluded that there was minimal risk to the marine environment. To reconfirm this initial finding, a second round of sampling was undertaken and results are due in March 2010.

The two other incidents involved ground contamination as a result of fuel spills, one occurred in South Africa and the other in the Dominican Republic. In both cases the spills were contained and clean-up processes rapidly initiated.

Greenhouse gases

CO_2 equivalents (CO_2-e) million tonnes

Greenhouse gas emissions are measured as CO_2 equivalent tonnes (tCO_2-e). Xstrata's main sources of GHGs are from electricity used, and from methane released during our coal mining in some regions and from post mining fugitive methane emissions from our closed coal operations. We seek to reduce greenhouse gas emissions through improved energy efficiency and by using coal-seam methane to generate power wherever possible.

In 2009, Xstrata's direct (Scope 1) and indirect (Scope 2) greenhouse gas emissions from its operations reduced by 10% and 7% respectively, mainly as a result of reduced energy use due to lower production volumes at Xstrata Nickel and Xstrata Alloys, our two most energy-intensive businesses. Xstrata Coal's Australian operations continue to invest in using methane from its operations for energy generation where possible. Generating capacity from our methane-fired power stations increased to 31MW, up from 24MW in 2008. The electricity generated is either used for power by the mine or sold to the local grid.

2008 data has been restated from 24.9mt CO_2-e to 24.4mt CO_2-e and reflects improvements made to data collection and aggregation processes and the use of more accurate emissions factors.

In addition to absolute tonnes of CO_2-e generated directly at its operations and through electricity usage, Xstrata also measures the 'carbon intensity' of its operations. This measure normalises carbon emissions (in million tonnes) against production (in million tonnes) and provides a basis for comparison year-on-year, notwithstanding changes to production levels across the Group. In 2009, the carbon intensity of the Group's operations decreased by approximately 2% compared to the prior year.

Category 3 environmental incidents



30
20
10
0
20
24
11
8
3
05
06
07
08
09

Category 3 incidents by type*

1 Ground contamination	**67%**
2 Water contamination	**33%**



1
2

Greenhouse gas emissions (CO_2-e mt)



Direct emissions
Indirect emissions
Intensity



25
20
15
10
5
0
0.03
0.02
0.01
0.00
6.4
8.1
7.0
10.3
9.1
14.1
9.7
14.7
9.1
13.3
05
06
07
08
09

CO_2-e by CBU (% of Group total)

1 Coal	**44%**
2 Alloys	**28%**
3 Copper	**14%**
4 Zinc	**10%**
5 Nickel	**4%**



1
2
3
4
5

Overview
Strategy
Performance
Governance
Financial statements

Key performance indicators *continued*

Energy usage Petajoules PJ

Energy is measured in petajoules and includes both electricity usage and energy from the combustion of fuel. Efficiency and energy consumption reductions drive both cost savings and emissions reductions. We aim to progressively improve energy efficiency across our business. All commodity businesses have energy efficiency plans in place and we carry out regular energy audits at operations. We measure efficiency as energy intensity – the amount of energy required to produce one tonne of product.

A number of our operations are intensive users of energy. Over half of the energy we use comes from electricity and is predominantly used to run our metallurgical operations. Diesel is the primary source of energy at our mines and is used to run the mining fleet and mobile equipment.

During the year, our energy use and energy intensity was 29% and 12% lower respectively than in 2008, due to curtailments of our smelting capacity in response to weak markets and the prioritisation by Xstrata Alloys of energy-efficient furnaces for its ferrochrome production.

Energy usage PJ


Direct energy
Indirect energy
Intensity
150
100
50
0
0.50
0.25
0.00
61.9
62.4
55.1
34.1
37.7
65.5
63.2
45.2
21.3
24.2
05
06
07
08
09

Energy source* (% of Group total)


1 Electricity 55%
2 Diesel 26%
4 Natural gas 8%
5 Other fuels 8%
6 Coal/coke 3%
1
2
4
5
6

Water Megalitres ML

Effective water management and conservation is critical to Xstrata's operations, a number of which are located in arid regions. The extraction and processing of minerals and metals uses large volumes of water and we are committed to continually improve the efficiency with which we use water. Xstrata measures total water used and water recycled. Our operations seek to progressively increase the use of process and recycled wastewater, to reduce our impact on local water supplies. Recycled water is typically used in place of fresh water for processes such as dust suppression.

In 2009, we used 205,800 ML of water, 7% lower than in 2008 as a result of lower production levels. The use of recycled or reused water by our sites was 39% lower, or 313,800 ML, due to reduced or suspended operational activities at a number of sites that, when operating at full capacity, have in place effective water management programmes.

Water intensity measures the volume of water used, denominated by production volumes, to provide a basis for year-on-year comparison of our progress towards our aim of using less water per tonne of product. In 2009, the water intensity of our operations decreased by 1%, reflecting the success of our water management programmes.

Water use (ML)


250,000
200,000
150,000
100,000
500,00
0
221,600
205,800
168,700
75,300
85,600
05
06
07
08
09

Recycled water use (ML)


600,000
400,000
200,000
0
512,000
394,200
313,800
98,900
101,300
05
06
07
08
09

Employees Turnover and diversity (%)

Employee turnover is a measure of our success in retaining our people. Our long-term interests rely on our ability to attract and retain the best people, at every level, with appropriate skills. Turnover and diversity data is calculated as a percentage of total permanent employees (excluding contractors) and is shown for all available reporting periods.

Voluntary turnover, which excludes compulsory redundancies or performance-related terminations was 6.4%, down from 7.2% in 2008. Total employee turnover, including voluntary resignations, redundancies and performance-related terminations rose to 14.4% (2008: 12.4%) reflecting 1,481 redundancies during the year, primarily from the restructuring of the nickel business.

Voluntary turnover (%)


9
6
3
0
6.5
7.2
6.4
07
08
09

% of women in the workforce


15
10
5
0
8.0
9.6
9.4
10.7
11.5
05
06
07
08
09

% of female managers


15
10
5
0
12.0
6.9
13.4
14.6
12.6
05
06
07
08
09

Employees Training

We aim to provide employees with the resources they require to progress in their careers and excel. We provide career development opportunities, access to training and skills development.

Ongoing training and education is conducted both in the workplace and at external institutions. Both training hours and training spend are shown as an average per employee including contractors and is shown for all available periods.

In 2009, the numbers of hours training that each employee participated in increased marginally compared to 2008. The average amount spent on training per employee was lower than the previous year, mainly as a result of increased in-house training programmes as opposed to using the services of external training service providers.

Average training hours per employee

	06	07	08	09
Hours	44.1	32.0	36.6	37.1

Average training spend per employee ($)



2,250
1,500
750
0
1,340
1,618
1,804
1,100
06
07
08
09

Corporate social involvement ($m)

Xstrata sets aside a minimum of 1% of annual Group profit before tax to fund initiatives that benefit local communities. We support programmes for community development, enterprise and job creation, health, education and the environment, as well as culture and arts. For 2008 and 2009, we have also calculated the total value of in-kind contributions such as equipment and management time.

In 2009, we set aside $59 million or 1.5% of Group profit before tax and contributed a total of $64.7 million, including $5.4 million of in-kind contributions, to support initiatives that benefit the communities in which we operate.

The charts show the amount spent on initiatives in each geographic region in which Xstrata operates and by category.

Corporate social involvement ($m)

	05	06	07	08	09
Cash	24.7	49.2	101.6	84.1	59.3
In-kind				20.8	5.4

CSI 2009 by category*



1 Social/community development 42%
2 Education 21%
3 Health 13%
4 Enterprise and job creation 11%
5 Culture/art 9%
6 Environment 4%

CSI 2009 by geography*

1 South America 49%
2 Africa 19%
3 Australasia 18%
4 North America 12%
5 Europe 2%



Principal risks and uncertainties

Our approach to risk management is value-driven. A structured and comprehensive risk management system has been implemented across our businesses.

Key points

Performance

- Our approach to risk has the stated objective of ensuring 'an environment where we can confidently grow shareholder value through developing and protecting our people, our assets, our environment and our reputation'
- We maintain a diversified portfolio of assets across several different geographies and operating currencies, reducing the impact of movement in any one commodity price or currency exchange rate and diversifying political risk
- Health, safety, environmental and social issues, including climate change and energy-related risks, are given high priority by management
- Our sustainable development framework regularly audits our projects and operations against specific performance standards to ensure social, environmental and ethical risks are properly identified and managed

Risk is an intrinsic aspect of business and is inseparable from opportunity. The objective of our risk management system is to ensure an environment where we can confidently grow shareholder value and pursue business opportunities while developing and protecting our people, our assets, our environment and our reputation.

Xstrata has a value-driven approach to risk management and a structured and comprehensive risk management system has been implemented across the Group. Our risk management policy requires each commodity business and corporate function to undertake a comprehensive annual risk review as part of their ongoing process for identifying, evaluating and managing significant risks. The conclusions of this review are fully integrated into the annual business plans presented for Board approval and progress against plans, significant changes in the business risk profile and actions taken to address controls and mitigate risks are reported quarterly to both the business and Group Audit Committees as well as to the Executive Committee and the Board.

The risks detailed below represent the principal risks and uncertainties which may impact our ability to execute Xstrata's strategy at a Group level. These risks have been assessed according to materiality, likelihood and residual risk after controls. Further information about Xstrata's risk management processes and controls is provided in the corporate governance report on pages 108 to 115 of this report.

Commodity price volatility

Risk

Xstrata's revenue and earnings are dependent on prevailing commodity prices which are determined by the supply of, and demand for, raw materials and are closely linked to global economic growth. Commodity prices for all products, and particularly for exchange-traded commodities, may fluctuate widely and may have a material impact on financial results.

Impact

The impact on our operating profit of movements in the price of each of Xstrata's commodities is set out on page 45 of the Financial Review. Commodity price trends and commentary on the outlook for each of Xstrata's commodity markets is provided in the operating review sections of this report.

Mitigation

We manage the risk of commodity price fluctuations through maintaining a diversified portfolio of commodities and typically do not implement large-scale strategic hedging or price management initiatives. We aim to reduce costs on a continuous basis and maintain low-cost, efficient operations, optimising our portfolio and returns throughout the commodity price cycle. We maintain an investment grade credit rating and our Group Treasury policy is actively monitored and reported on each month to the Executive Committee.

Fluctuations in currency exchange rates

Risk

Xstrata's products are generally sold in US dollars, while our operations and operating costs are spread across several different countries and currencies.

Impact

Fluctuations in exchange rates, in particular movements in the Australian dollar, Canadian dollar and South African rand against the US dollar, may have a material impact on Xstrata's financial results or affect our investment rating. The impacts of currency exchange rate fluctuations on our operating profit, together with average exchange rates in 2009 compared to 2008, are set out on page 47 of the financial review.

Mitigation

We maintain a diversified portfolio of assets across several different geographies and operating currencies, reducing the impact of movement in any one commodity price. Currency cash flow hedging may be used to reduce our short-term exposure to fluctuations in the US dollar against local currencies. Foreign currency hedging information is provided in the financial review. Xstrata's financial structure, including exposure to interest payments, interest rate changes and amendments to taxation regulations, is regularly reviewed to ensure compliance with relevant regulations and to maximise financial efficiency. Xstrata maintains a robust investment grade credit rating and our Group Treasury policy is actively monitored and reported on each month to the Executive Committee.

Security of energy supplies

Risk

Increasing global demand for energy and the limited growth of new supply is impacting the price and availability of energy. Factors beyond the control of Xstrata, such as strong demand from the Asia-Pacific region, political, regulatory and economic uncertainties and the costs associated with emissions from fossil fuels, as well as problems related to local generation and transmission of power, for example, electricity constraints in South Africa and natural gas shortages in Chile, can reduce the reliability of energy supply and increase energy prices. In some regions, Xstrata's energy supply is dependent on one major or national power generation company, for example, Eskom in South Africa.

Impact

A number of Xstrata's operations and facilities are intensive users of natural gas, electricity, oil and other fuels and the price of energy heavily impacts operating costs. Lack of supply of energy may impact our ability to operate or threaten planned future expansions of operations or the development of new mines. Energy costs typically comprise approximately 10% of total operating costs.

Mitigation

We have an ongoing programme to assess and monitor energy-related risks, including scenario analyses. We manage this risk through implementing energy efficiency plans across our operations, assessing the risks associated with energy supply at the design phase of our projects and regularly revisiting and revising assumptions. Where necessary, we develop proprietary energy generation facilities, (e.g. a gas-fired power plant at Mount Isa) and feasibility studies are also being conducted into a hydro-electric power plant in southern Chile. Our businesses investigate and develop energy-efficient technologies, for example, Xstrata Alloys' proprietary Premus technology which reduces the energy consumption of ferrochrome smelting by over 20% compared to conventional processes. Long-term energy contracts are negotiated to reduce dependence on spot markets and we seek to diversify power sources and identify alternatives. We are pursuing the more complete recovery of existing resources, such as the capture of coal methane for electricity generation.

Principal risks and uncertainties *continued*

Emissions and climate change regulation

Risk

Xstrata operates in a number of jurisdictions in which regulations or laws have been introduced or are being considered to limit or reduce emissions. The likely effect of climate change-related regulation will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emissions, impose added costs for emissions in excess of permitted levels and increase costs for monitoring, reporting and accounting. Our customers and suppliers are becoming increasingly aware of their own carbon and water footprints and are selecting business partners who actively reduce their impact on climate change through changes to operational processes and transportation infrastructures.

Impact

Climate change legislation in the countries in which Xstrata operates, such as the Carbon Pollution Reduction Scheme in Australia and similar initiatives in Canada and Chile, may lead to higher energy costs or restricted energy supply, which may have a material adverse impact on our ability to maintain production and/or contain operating costs. Failing to meet and exceed best practice for monitoring and reporting emissions to land and air will have a reputational impact on Xstrata's operating capabilities. Xstrata is the world's largest producer of export thermal coal. Any material decline in the use of coal as a power source as a result of carbon taxes, emissions trading or similar legislation may have a material adverse impact on Xstrata's financial position. Climate change may also result in weather-related events or other physical threats that may hamper production or damage assets.

Mitigation

Climate change issues are given a high priority by management and initiatives are undertaken to continually improve understanding of the Group's carbon footprint and to reduce the carbon intensity of operations and activities. We undertake studies to better understand the potential physical and weather-related risks of climate change on our operations and logistics networks and incorporate the results into our longer-term planning. We are improving the accuracy of our greenhouse gas emissions (GHG) reporting year-on-year and use the latest research to inform our methods. Our commodity businesses actively develop and implement climate change strategies which are pertinent to their business and commodities. Every plan includes clear performance targets and a timeframe in which they should be achieved. We participate in industry and regulatory initiatives to address climate change and associated issues. Xstrata Coal is actively investing in and advocating government support for research and development projects to reduce GHG from the use of coal in power generation, together with other coal producers, governments, scientific and academic organisations. Demand for coal is expected to be supported by forecast significant increases in global demand for energy, particularly in developing countries, and by coal's relative cost position, availability and security of supply.

We are committed to measuring, controlling and reducing harmful emissions to air, water and land. We monitor all emissions including dust, heavy metals, CFCs, VOCs and others. Xstrata's most significant air emission is sulphur dioxide (SO_2). Operations that emit SO_2 set annual targets to reduce their emissions and increase the proportion of emitted gas that they capture and we publicly report progress against these targets in Sustainability Reports.

We actively engage with governments through industry associations and on our own behalf to discuss the potential implications of proposed legislation and to understand and manage the potential impacts on our business.

Project development

Risk

Xstrata benefits from a significant pipeline of organic growth projects in a number of countries. The development of our projects can be affected by a number of factors, some of which are outside of our control. These include technical uncertainties, availability of suitable financing, infrastructure constraints, cost overruns, overstretched management and insufficient skills or resources. External organisations can cause unexpected delays due to problems obtaining, renewing or extending relevant operating, social or environmental permits or other legislative requirements. Anti-mining sentiment by local communities and/or NGOs can slow or halt project development and unduly influence government processes.

Impact

The Group's ability to develop its project pipeline and replace older operations with new, lower-cost supply will impact future revenues, costs and management's reputation for successful project development.

Mitigation

Cost control remains a key consideration of any project development and Xstrata's commodity businesses have an excellent track record of delivering major capital growth projects on time and on budget, with $9 billion of projects successfully delivered since 2004. Xstrata also benefits from a broad range of project development experience within its commodity business management teams. Each of Xstrata's businesses has a comprehensive project approval process which governs project management at each stage of a project's development to commissioning. Stage gate and other approval processes ensure that all risks are fully assessed and, where possible mitigated, before the project can proceed to the next phase. Under Xstrata's SD framework, projects are regularly audited against the specific performance standards set out for each stage of a project's development to ensure social, environmental and ethical risks are properly identified and managed. Detailed progress reports are provided on a regular basis for all major projects to the Group Executive Committee and early warning systems are in place to keep projects on track. Xstrata regularly communicates with and works in partnership with government bodies, communities and other stakeholders during the development of its growth projects. The project pipeline is rigorously evaluated and, if appropriate, projects are earmarked for disposal, partner introduction or postponement, depending on risk profile and an assessment of potential value. (See also social and community risk below).

Social and community

Risk

Xstrata's operations and the development of its project pipeline can have an impact on communities local to its sites. In some instances, our developments may involve the resettlement of communities and relocation of infrastructure. In some regions, communities may oppose mining activities for various reasons.

Impact

Without gaining broad support for our activities from local communities our projects could face delays in development, impacting future operating profit, development costs and our corporate reputation. Lack of support for our operations can impact production and affect our profitability and/or reputation.

Mitigation

We work with the communities affected by our operations to identify and evaluate their needs and concerns at every stage of a project's life cycle, as well as the actual and potential impacts our operations have on them. We carry out social and human rights baseline studies and risk assessments, and engage with all communities in a transparent, culturally appropriate manner within an operation's sphere of influence. We recognise community members' rights and respect local laws, customs and cultural heritage. Decisions made during earlier phases of a project's life cycle are reviewed during each later phase. We aim to avoid the need to resettle communities, but where necessary we adhere to the World Bank/International Finance Corporation standards on Involuntary Resettlement.

Health, safety and environment

Risk

Xstrata's operations are subject to extensive health, safety and environmental (HSE) regulations and legislation and community expectations.

Impact

New or amended environmental, health and safety legislation or regulations may result in increased operating costs or, in the event of non-compliance, the possibility of fines, penalties or other actions which may adversely affect Xstrata's financial position. Rehabilitation costs, which are generally estimated and provided for over the life of operations and based on the best information available, may subsequently increase, impacting on Group earnings. Any breach of regulations or non-compliance with Xstrata's own best practice standards in health, safety and environmental performance and community relations may damage our reputation and, as a result, our licence to operate. Increasing and competing demands for water in water-scarce regions presents a growing risk for some of Xstrata's operations. Performance standards at acquired operations may not meet Xstrata's expected performance standards.

Mitigation

We comply in full with the laws and regulations in each country where we operate. In addition, we operate in accordance with Xstrata's Sustainable Development Framework, aspiring to achieve the highest international standards regardless of location and without exception. Xstrata's businesses monitor legislative requirements and engage with government and regulators regularly to ensure full compliance.

Our commitment to the principles of sustainable development, which incorporates environmental, economic and social performance, is an integral part of our operating philosophy. Every managed operation is independently audited through Xstrata's Sustainable Development Assurance Programme on a regular basis, and health, safety, environmental and social performance indicators are reported regularly to the Group Executive Committee and Board. Operations located in water-scarce areas are required to develop and implement water management strategies, engage with other concerned stakeholders and set water intensity reduction targets. Acquired operations are assessed for HSE risks and opportunities as part of the integration process and action plans implemented to address areas of underperformance.

Political and fiscal intervention

Risk

Xstrata's operations and projects span 19 countries, some of which have more complex, less stable political or social climates and consequently higher country risk. Political risks include changes in laws or regulations, taxes or royalties, expropriation of assets, infrastructure issues, currency restrictions or renegotiation of, or changes to, mining leases and permits. A change to the political, community or fiscal structure of a country could render the region unsuitable for efficient operation or result in lower investor confidence.

Impact

Any of these factors could have an adverse impact on Xstrata's profitability in a certain geographic region or at certain operations. In South Africa, these risks include the ability to convert existing mining licences to 'new order' mining rights under the Mineral and Petroleum Resources Development Act and Empowerment Charter

Mitigation

We manage a broad geographic spread of assets, diversifying political risk across a number of territories. We perform a thorough risk assessment on a country-by-country basis when considering activities and investments and regularly review political, regulatory and social risk to ensure that risks have been properly identified and managed to within acceptable levels. We work in partnership with our employees and local communities for mutual benefits, earning and maintaining a social licence to operate. Investment terms and joint venture or other partnership agreements are reviewed to ensure fairness and reduce the risk of renegotiation. Xstrata maintains an extensive, transparent and open relationship with regulators and local, regional and national government bodies. We follow and ensure any changes to laws or regulations are addressed and closely monitor compliance with legislation and with the leading practice standards set out by the Group's Sustainable Development Framework. In South Africa, Xstrata is on track to achieve employment equity, procurement, social development and other targets as set out by the Mining Charter.

Principal risks and uncertainties *continued*

Product stewardship

Risk

The European Union's REACH regulation (Registration, Evaluation and Authorisation of Chemicals) is intended to place the burden of ensuring the safety of chemical substances in terms of both occupational and environmental exposures onto industry instead of authorities and requires the producers of chemicals to identify, register and carry out toxicity testing. Many of the commodities produced by Xstrata and the chemicals used during its production processes fall within the scope of REACH, failure to comply with REACH legislation will result in these products being excluded from the EU. Different countries and regions may introduce varying compliance regulation and consumables may be removed from the market as a result of new legislation.

Impact

Non-compliance with REACH or similar legislation elsewhere would restrict available markets for many of Xstrata's commodities and potentially reduce revenues. Costs may increase arising from the need to adhere to different compliance regimes in the various destinations of Xstrata's products. Legislation that may be enacted in other countries could affect the Group's ability to procure consumables, due to their removal from the market as well as Xstrata's ability to export products and impact costs.

Mitigation

We monitor proposed changes to existing laws and the introduction of new laws in all jurisdictions. Xstrata actively participates in a number of industry organisations and product consortia to facilitate information-sharing on compliance to regulations. Xstrata engages with and lobbies political leaders and advisors through these organisations as well as independently. Xstrata has developed a coordinated Group approach to REACH legislation, resulting in the sharing of compliance information across business units and all our businesses fully understand the REACH obligations and have confirmed compliance. In addition, we are closely monitoring and are involved with the work of industry bodies, which are engaged in issues concerned with REACH.

Group financing

Risk

Xstrata's existing debt levels combined with a significant expansionary programme will reduce Xstrata's flexibility to react to market downturns and take advantage of opportunities.

Impact

A restricted ability to refinance and/or assume additional debt will affect the Group's ability to fund ongoing operations and growth and may place pressure on the Group's credit rating and banking covenants.

Mitigation

Xstrata is committed to maintaining an investment grade credit rating and takes a considered approach to debt management. In the first quarter of the year, Xstrata completed a 2 for 1 rights issue, repaying a net $3.7 billion of debt. The Group benefits from significant headroom under existing debt facilities and has no material debt refinancing requirements until 2011 and a good spread of maturities over the subsequent years. Capital expenditure is presented on an approved/unapproved basis to allow the monitoring of the impact on Xstrata's credit rating and our ability to react to changes in market circumstances. Xstrata's Treasury Policy and performance is actively monitored and reported each month to the Executive Committee.

Cost control

Risk

As Xstrata is unable to directly set the prices it receives for the commodities it produces, its competitiveness and long-term profitability depend, to a significant degree, on its ability to reduce costs and maintain low-cost, efficient operations. Important cost inputs generally include extraction and processing costs of raw materials and consumables, such as reductants, reagents, power, fuels, labour, transport and equipment, many of which are particularly susceptible to inflationary and supply and demand pressures.

Impact

While increases in these costs have moderated in recent months and in some cases have declined, further increases in input costs may negatively impact Xstrata's earnings.

Mitigation

We recognise the importance of cost reduction as a driver of value creation and as a measure of the quality of our operational management and our stewardship of the assets of our owners. Cost performance is regularly reported to the Group Executive Committee and is an important management performance measure. Regular internal audits at operations identify potential efficiencies and operational management are incentivised to reduce the operating cost base of each of our businesses every year.

In each of the last eight years, Xstrata has achieved real cost savings from its operational cost base and in 2009, $501 million of real cost savings were achieved. Xstrata's dedicated technology business, Xstrata Technology Services, is a world leader in the development of minerals processing and metals extraction technologies to improve efficiency and reduce operating costs. Xstrata's commodity businesses also invest in the development of lower cost proprietary technologies.

Operational risks

Risk
Xstrata's operations are affected by a number of factors which are, to a large extent, outside management's control, including the availability of raw materials, water and power. In addition, Xstrata's businesses are subject to numerous other operating risks which include: unusual or unexpected geological features, ground conditions or seismic activity; climatic conditions (including as a result of climate change) such as flooding, drought or a reduction in permafrost; interruptions to power supplies; congestion at commodities transport terminals; industrial action or disputes; environmental hazards; and technical failures, fires, explosions and other incidents at a mine, processing plant, cargo terminal or related facilities.

Impact
Impacts to our operating environments may adversely affect operating performance, production levels, unit costs and operating profit.

Mitigation
Our approach to operational risk is value-driven and has the stated objective of ensuring 'an environment where we can confidently grow shareholder value through developing and protecting our people, our assets, our environment and our reputation'. We have in place a robust and comprehensive programme to identify, understand and manage the risks that affect our businesses and operations. Each commodity business undertakes an annual risk review and updates its risk register accordingly.

Labour and key employees

Risk
The majority of Xstrata's workforce is unionised. We believe that all of our operations have, in general, good relations with employees and unions, but from time to time the Group's operations have experienced limited work stoppages and other industrial action which interrupts production.

Impact
Xstrata's lean management structure depends on a relatively small number of key employees. The loss of certain key employees, particularly to competitors, could have a material adverse effect on the Group. In addition, as Xstrata develops and expands, we believe that our future success will depend on our ability to attract and retain highly skilled and qualified personnel, which is not guaranteed.

Mitigation
We aim to attract and retain the best people at every level of our businesses and to provide them with the resources they require to achieve and maintain our operational excellence. We provide industry-leading career development opportunities, well structured employment contracts, competitive remuneration and fair and non-discriminatory workplaces. We believe our devolved management structure and supportive environment for rational risk-taking is an important retention measure, offering unparalleled opportunities for development and entrepreneurial leadership, minimising bureaucracy and allowing every employee to play an active part in our success. Fast track and executive development programmes are in place across the Group and formal succession planning is regularly reviewed.

Reserves

Risk
Mine reserves decline as commodities are extracted and not all reserves may be mined as profitably as anticipated.

Impact
Successful exploration and development activities and access to new properties containing economically recoverable reserves are necessary for Xstrata's future success. In order to develop reserves, various governmental permits must be obtained.

Mitigation
We annually update the quantity and quality of estimated proven and probable reserves to reflect the extraction of commodities, additional drilling or other data. Reserve and resource estimates are published on the Group website. We maintain a transparent and open relationship with regulators and local, regional and national government bodies and closely monitor compliance with legislation and with the leading practice standards set out by the Group's Sustainable Development Framework.

Performance

In this section

Group

Xstrata achieved a robust financial and operating performance as a result of its decisive response to the downturn, which included restructuring businesses, curtailing capital expenditure and substantially reducing operating costs

Key points

- Cost cutting and operational restructuring generated real cost savings of $501 million
- Gearing reduced to 26% as a result of robust cash flows and a 2 for 1 rights issue which repaid $3.7 billion of debt

Group operating profit

$4,476m

2008: $7,249m

See page 44 for more information.

Alloys

Ferrochrome capacity utilisation rose from 20% at the start of the year to end of 2009 at 85%, production at energy-efficient furnaces was prioritised resulting in real cost savings of $13 million

Key points

- Operating profit was impacted by lower ferrochrome, PGM and vanadium prices and a stronger South African rand
- Cost savings and efficiency initiatives meant no permanent employees were retrenched, despite the reduced production capacity

Alloys operating profit

$(23)m

2008: $1,007m

See page 52 for more information.

Coal

Production improvements at a number of the Australian operations achieved real cost savings of $107 million

Key points

- Total thermal sales volumes increased by 9% due to the inclusion of Prodeco and higher volumes from Australia

Coal operating profit

$2,145m

2008: $3,546m

See page 58 for more information.

Copper

Xstrata Copper's operating profit was impacted by lower copper prices and reduced volumes of gold and other by-product sales

Key points

- An ongoing focus on productivity and operational improvements delivered $55 million in real cost savings
- Record production volumes were achieved by Xstrata Copper's Chilean operations and Mount Isa mines in Australia

Copper operating profit

$2,126m

2008: $2,297m

See page 66 for more information.

Nickel

Restructuring of its business has reduced average operating costs for Xstrata Nickel to the bottom half of the industry cost curve, while retaining its growth potential

Key points

- Xstrata Nickel's restructuring initiatives achieved real cost savings of $134 million
- Consolidated cash costs fell by 33% to an average of $3.80 per pound and a run rate of below $3.00 per pound

Nickel operating profit

$(18)m

2008: $341m

See page 76 for more information.

Zinc

Operational restructuring, productivity improvements and implementation of sustainable cost savings positively impacted Xstrata Zinc's operating profit

Key points

- Real cost savings of $192 million were achieved through production and operational improvements
- C1 cash costs were reduced by 25% to 43.5 cents per pound

Zinc operating profit

$506m

2008: $104m


See page 84 for more information.

Financial review

"Xstrata's operations generated $5.3 billion of cash in 2009 and operating EBITDA of $7 billion."



Trevor Reid
Chief Financial Officer

Consolidated results

$m	**Pro forma Year ended 31.12.09**	Statutory Year ended 31.12.09	Statutory Year ended 31.12.08
Alloys	**1,305**	1,305	2,002
Coal	**7,547**	6,749	7,944
Copper	**9,223**	9,223	11,464
Nickel	**1,891**	1,891	3,105
Zinc	**3,450**	3,450	3,202
Technology	**114**	114	235
Total Group revenue	**23,530**	22,732	27,952
Attributable total Group revenue	***22,588***	*21,790*	*27,092*
Alloys	**70**	70	1,094
Coal	**3,013**	2,755	4,170
Copper	**2,922**	2,922	3,160
Nickel	**427**	427	816
Zinc	**860**	860	435
Technology	**28**	28	38
Corporate and unallocated	**(274)**	(274)	(68)
Total Group operating EBITDA	**7,046**	6,788	9,645
Attributable total Group EBITDA	***6,608***	*6,350*	*9,458*
Alloys	**(23)**	(23)	1,007
Coal	**2,145**	2,038	3,546
Copper	**2,126**	2,126	2,297
Nickel	**(18)**	(18)	341
Zinc	**506**	506	104
Technology	**22**	22	32
Corporate and unallocated	**(282)**	(282)	(78)
Total Group operating profit	**4,476**	4,369	7,249
Attributable total Group operating profit	***4,106***	*4,009*	*7,144*

Basis of presentation of financial information

Financial information is presented in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union. The reporting currency of Xstrata plc is US dollars. Unless indicated to the contrary, revenue, operating earnings before interest, taxation, depreciation and amortisation (EBITDA) and operating profit are reported in the Chief Executive's report and the operating and financial review before exceptional items. Exceptional items are significant items of income and expense which, due to their nature or expected infrequency, are presented separately on the face of the income statement. All dollar and cent figures provided refer to US dollars and cents. Operating profit excludes Xstrata's share of earnings from associates.

Pro forma results include earnings from the acquired Prodeco thermal coal operations on a fully consolidated basis from 1 January 2009, the effective date for the acquisition. Xstrata is entitled to all earnings and cash flows from Prodeco in the period. In the statutory results, net earnings from Prodeco are included in financial income, due to the option for repurchase granted to Glencore, exercisable up to the business day following the first anniversary of the closing date (4 March 2010). In the event the option is exercised, Xstrata will receive a consideration of $2.25 billion from Glencore, retain the earnings from Prodeco from 1 January 2009 until the date of exercise and be reimbursed for the net balance of any cash invested by Xstrata and any profits accrued but not distributed to Xstrata during this period.

Consolidated operational results

The impact of the global downturn and subsequent rapid global destocking had a dramatic effect on Xstrata's markets in 2009. Following depressed commodity markets and weak demand in late 2008, prices remained low in the first quarter of 2009. Tentative signs of recovery emerged in the second quarter and gained momentum in the second half of the year. A number of commodity prices rose significantly through the second half, as fiscal stimulus packages introduced in most major economies boosted physical demand and investment in commodities returned.

Despite a recovery in prices throughout 2009, average prices remained significantly below 2008 levels. The net impact of lower commodity prices reduced operating profit by $2.7 billion, with a particularly significant impact of $1.2 billion from lower coal prices. Earnings from the alloys business were $941 million lower, primarily due to lower chrome prices as demand for ferrochrome from stainless steel producers remained extremely low in the first half of 2009. Average nickel, copper and zinc prices were 30%, 26% and 11% lower than 2008, despite the recovery in exchange traded metal prices during 2009.

Xstrata's copper and zinc earnings were impacted by the provisional pricing of copper and zinc sales. The terms on which Xstrata normally sells copper and zinc include a provisional pricing mechanism whereby the sales price is calculated on the average price for the metal during the 'quotational period'. This period ranges from 30 days after the date of the sale in respect of cathode sales to 180 days for some concentrate sales. Any outstanding provisionally priced sales at year-end are marked to market using the prevailing forward curve. Subsequent movements in commodity prices will impact on earnings in the following period. Consequently in times of rising prices, Xstrata will tend to outperform the average LME price whilst the opposite applies in times of falling prices.

The average LME copper price fell by 26% in 2009 compared to the previous year, however, the benefit of rising prices over quotational periods restricted the impact on Xstrata Copper's operating profit to $185 million. The copper sales subject to provisional pricing were 190,000 tonnes at the end of 2009. Provisional sales pricing also impacted significantly on Xstrata Zinc's earnings in 2009 resulting in a favourable sales price variance of $149 million despite the average LME zinc price falling by 11% compared to 2008. Zinc sales of 108,000 tonnes were subject to provisional pricing at the end of 2009.

Average commodity prices

	Unit	**Average price 2009**	Average price 2008	% Change
Australian FOB export coking*	$/t	**145.0**	232.5	(38)
Australian FOB export semi-soft coking*	$/t	**122.5**	157.5	(22)
Australian FOB export thermal coal*	$/t	**80.3**	95.6	(16)
Americas FOB export thermal coal*	$/t	**74.8**	80.9	(8)
South African export thermal coal*	$/t	**68.1**	78.4	(13)
Copper (average LME cash price)	$/t	**5,150**	6,956	(26)
Nickel (average LME cash price)	$/t	**14,712**	21,104	(30)
Lead (average LME cash price)	$/t	**1,726**	2,084	(17)
Zinc (average LME cash price)	$/t	**1,659**	1,870	(11)
Ferrochrome (Metal Bulletin)	¢/lb	**85.0**	175.8	(52)
Ferrovanadium (Metal Bulletin)	$/kg	**25.0**	61.2	(59)
Platinum (average LPPM cash price)	$/oz	**1,205**	1,578	(24)

* *Average received price.*

Real unit cost savings of $501 million equating to some 5% of the operating cost base were recorded in 2009 as the Group's businesses restructured and transformed their businesses in response to the tough economic environment.

Xstrata Zinc reduced real unit costs by $192 million and C1 cash costs were significantly reduced, falling by 25% from 58.3 cents per pound in 2008 to 43.5 cents per pound in 2009 or, on an integrated basis, including the benefit of smelters, from 50.8 cents per pound to 39.1 cents per pound in 2009. The Australian zinc-lead operations were substantially restructured during the year to increase production at McArthur River, George Fisher and Black Star while the higher-cost Handlebar Hill operation was placed on care and maintenance for the first seven months of the year. In addition to higher volumes of zinc in concentrate, recoveries were enhanced and record throughput was achieved at the expanded Mount Isa zinc-lead concentrator. Xstrata Zinc also benefited from a full year's production at Perseverance mine in Canada, which commenced in July 2008.

Financial review *continued*

The accelerated transformation of Xstrata Nickel towards a second quartile cash cost producer saw the early closure of high-cost, end of life operations at Sudbury. Production commenced successfully at the Nickel Rim South mine and costs began to benefit from its richer polymetallic ore grade. Mine plans were revised and optimised, and headcount was reduced at the business unit corporate centre with resources focused towards lower cost operations. Nickel production increased at Raglan by 13% due to ongoing efficiency improvements and improved grades. At Xstrata Nickel Australasia, production from Cosmos and Sinclair increased by 119% to 16,700 tonnes. The Falcondo integrated ferronickel facility in the Dominican Republic remained on care and maintenance following its suspension in August 2008. In total, $134 million of real unit cost savings were realised as the nickel business repositioned itself lower on the cost curve.

The Australian thermal coal operations achieved cost savings of $107 million year-on-year despite a challenging first half. In the second half, a number of factors impacted positively on costs including productivity improvements in New South Wales at Ravensworth Underground and Baal Bone, the benefits of moving to owner-operator production at Mount Owen, the relocation of the longwall at Beltana in the second half and savings in Queensland due to improved productivity at Newlands Northern Underground. As market conditions improved, production recommenced at Xstrata Coal's Oaky Creek No. 1 longwall operation, following its temporary suspension in December 2008.

Xstrata Copper achieved real unit cost savings of $55 million as a result of productivity improvements and higher production rates at most of its operations relative to 2008, procurement savings through the revision of all major contracts, reductions in contractor numbers and improved consumption rates for key consumables. This positive cost performance came despite lower copper and gold production from North Queensland and Alumbrera, both related to lower ore grades in line with the mine plan. The positive cost performance offset a significant total negative cost impact from lower grades of $113 million.

At Xstrata Alloys, up to 80% of ferrochrome production was suspended progressively from late 2008 in response to rising inventories and weak demand. Chrome demand steadily returned to the market in 2009, albeit at lower prices than had been achieved in 2008. As the year progressed, improving market conditions enabled the resumption of approximately 85% of the Xstrata-Merafe Chrome Venture's annual ferrochrome production capacity. Despite reduced production volumes due to idled capacity, Xstrata Alloys achieved real cost savings of $13 million by prioritising production from its low-cost furnaces at Lion and Lydenburg.

The Group also benefited from the impact of foreign exchange gains of $216 million, due to a stronger average US dollar against local currencies in the countries in which Xstrata operates in the first half, more than offsetting a weaker US dollar in the later part of the year.

In 2009, CPI inflation of $301 million represented a 2.9% increase in the operating cost base while inflationary impacts specific to the mining industry added a further 1.9%. Of the total impact of $194 million of mining inflation, $183 million was incurred in the first six months of the year as contracted prices from the previous year remained in place.

Inflation in the mining sector is calculated with reference to externally verified indices, and in 2009 the primary impacts were cost increases in South Africa and Australia, with a particularly significant impact on Xstrata's coal operations, partially offset by deflation in Canada and South America. Higher port charges and the lagging impact of higher prices for steel-related spares and consumables from 2008 were still flowing through into Group costs into 2009. Furthermore, the dramatic increases in South African energy and rail costs contributed significantly to the impact of inflation. Mining sector inflation eased markedly in the second half and has continued to decline in early 2010 as the impact of the global downturn flows through to mining inputs.

The average US dollar exchange rate against the local currencies of many of Xstrata's operations strengthened in 2009 compared to 2008, lowering costs in US dollar terms. This favourable impact was partially offset by the rapid weakening of the US dollar against these currencies at the end of the year, resulting in a negative year-on-year impact due to the revaluation of working capital balance sheet items from US dollars into local currencies.

Other income and expense charges relate mainly to non-cash share-based provisions under IFRS which are largely due to the steep rise in the Xstrata plc share price and volatility in 2009 compared to a significant reduction to provisions in 2008. Standing charges and additional winter start-up costs in relation to the suspension of the Xstrata Alloys ferrochrome furnaces are also included, in addition to costs relating to the suspension of the Oaky No. 1 coking coal operations. Prodeco's pro forma operating profit of $107 million, after depreciation on the fair value uplift adjustment of $52 million, is included in business combinations. Higher depreciation and amortisation charges were driven by volume-related increases in the coal and zinc businesses.

Operating profit variances

	$m
Operating profit 31.12.08	**7,249**
Sales price*	(2,695)
Volumes	115
Unit cost – real	501
Unit cost – CPI inflation	(301)
Unit cost – mining industry inflation	(194)
Unit cost – foreign exchange	216
Other income and expenses	(391)
Depreciation and amortisation (excluding foreign exchange)	(131)
Business combinations	107
Operating profit 31.12.09 (pro forma)	**4,476**

* *Net of commodity price-linked costs, treatment and refining charges.*

Average commodity prices declined significantly compared to 2008, but increased during the course of the year, as higher demand from China and the impact of fiscal stimulus packages in several countries boosted demand for infrastructure-related commodities. Investment funds also returned to commodities, further bolstering commodity prices. Realised hard coking coal prices declined as a result of lower contracted prices for the 2009/2010 Japanese Financial Year and the deferral of higher priced coking coal contracts from the previous contract period, together with the impact of selling into the Chinese spot market at lower than contracted prices. Lower contract thermal coal prices were mitigated by a strong recovery in spot prices in the second half of 2009 due to strong demand for electricity from China and India.

Currency table to $

	Average 2009	Average 2008	% change	**At 31.12.09**	At 31.12.08
USD:ARS	**3.73**	3.16	18	**3.80**	3.45
AUD:USD	**0.79**	0.85	7	**0.90**	0.70
USD:CAD	**1.14**	1.07	7	**1.05**	1.22
USD:CHF	**1.09**	1.08	1	**1.04**	1.07
USD:CLP	**559**	524	7	**507**	637
USD:COP	**2,153**	1,968	9	**2,043**	2,249
USD:PEN	**3.01**	2.92	3	**2.89**	3.13
EUR:USD	**1.39**	1.47	5	**1.43**	1.40
GBP:USD	**1.57**	1.85	15	**1.62**	1.46
USD:ZAR	**8.41**	8.27	2	**7.39**	9.32

Earnings summary

$m	**Year ended 31.12.09**	Year ended 31.12.08
Operating profit statutory (before exceptional items)	**4,369**	7,249
Share of results from associates	**(56)**	12
Net finance costs	**(347)**	(660)
Income tax expense	**(993)**	(1,634)
Effective tax rate	**25%**	25%
Minority interests	**(200)**	(269)
Attributable profit (before exceptional items)	**2,773**	4,698
Earnings per share (before exceptional items)*	**$1.05**	$2.77
Loan issue costs written off	**(41)**	–
Net losses from recycled foreign currency translation reserve	**–**	(226)
Restructuring and closure costs	**(156)**	(125)
Liability fair value adjustments	**350**	(194)
Impairment of assets	**(2,553)**	(974)
Inventory write downs	**–**	(93)
Profit on restructure of joint venture	**–**	213
Profit on loss of control of interest in El Morro	**194**	–
Write down of investment in associates	**(277)**	(34)
Foreign exchange gain on rights issue proceeds	**47**	–
Income tax on exceptional items	**324**	330
	(2,112)	(1,103)
Attributable profit	**661**	3,595
Earnings per share*	**$0.25**	$2.12

* *Restated after applying a rights issue bonus factor of 0.57.*

The pre-exceptional items effective tax rate in the year remained at 25%, unchanged compared to the prior year. Net earnings for the year before exceptional items were $2,773 million, a decrease of 41% compared to 2008, corresponding to earnings per share of $1.05.

During the course of 2009, Xstrata announced a number of exceptional non-cash impairments to the carrying value of assets. Under IFRS, impairments are assessed on a 'cash generating unit' basis, with no ability to allocate surpluses between assets. Consequently, while the value of Xstrata's assets continues to exceed book value by some $35 billion at a Group level, an increase of $10 billion over last year, this surplus cannot be reallocated to assets, giving rise to impairments. The following exceptional items were recorded during 2009:

- Xstrata Nickel undertook a full assessment of the fair value of its assets following the substantial restructuring of its business in 2009 and as part of the annual business planning process. As a result, a total impairment charge of $2.1 billion before tax ($1.9 billion after tax) has been incurred in respect of the Group's Australian, Norwegian and Canadian nickel assets
- As a result of the impairment analysis, copper and zinc assets in Canada were impaired by $273 million ($194 million after tax), following the announcement on 8 December 2009 that the Kidd Metallurgical site will permanently cease operations of its copper and zinc metallurgical plants in Timmins on 1 May 2010, as part of a plan to restructure the Canadian metallurgical operations
- An impairment charge of $241 million was recorded in respect of the Group's investment in Lonmin following changes in foreign exchange rates, operating costs, production and commodity price outlook that have occurred since the acquisition date. An amount of $36 million was also recognised in relation to the Group's share of the restructuring and closure costs, impairments and the loss on forward exchange contracts in respect of a rights issue recognised by Lonmin
- The Altonorte copper operations in Chile incurred impairment charges of $170 million before tax ($141 million after tax) against the carrying value of property, plant and equipment assets due to the ongoing challenging market conditions for custom smelting operations
- The investment by African Rainbow Minerals Limited (ARM) in Xstrata's South African coal business is accounted for as a debt instrument, carried at fair value under IFRS. Non-cash movements in the fair value of this investment gave rise to a gain of $350 million in 2009
- In October 2009, the Group entered into an irrevocable sale agreement to dispose of the Group's 70% interest in the El Morro copper-gold project in Chile, and associated rights and assets, for a total cash consideration of $463 million. The Group recognised a gain of $194 million before tax ($144 million after tax) in respect of the sale
- Restructuring and closure costs of $156 million before tax ($116 million after tax) were recognised during 2009, including a charge of $40 million in respect of the closure of Xstrata Nickel operations at Sudbury. Restructuring and closure costs of $105 million were incurred in relation to the planned closure of the Kidd metallurgical plant on 1 May 2010. Xstrata Alloys also incurred restructuring costs of $11 million related to the sale of the Maloma anthracite mine.

Financial review *continued*

The Group also recognised an exceptional foreign currency hedging gain of $47 million in respect to Xstrata's rights issue and a charge of $41 million in relation to the write-off of capitalised borrowings costs from the early repayment of syndicated loans. In total, the Group recognised an exceptional tax benefit of $324 million, as a result of the impairment of assets and restructuring and closure costs, partly offset on the gain of the sale of El Morro.

The following table indicates operating profit sensitivities for 2010 after allowing for contracted sales and any commodity or currency hedging in place at 2009 year end, together with sensitivities assuming no contracted sales or hedging.

Operating profit sensitivities

$m	Impact on 2010*	Indicative full year**
1¢/lb movement in ferrochrome price	**11**	13
$1/kg movement in ferrovanadium price	**3**	4
$1/tonne movement in Australian thermal export FOB coal price	**26**	39
$1/tonne movement in Australian coking export FOB coal price	**5**	7
$1/tonne movement in South African export thermal FOB coal price	**8**	12
1¢/lb movement in copper price	**25**	25
$10/oz movement in gold price	**6**	6
$1/lb movement in nickel price	**141**	141
1¢/lb movement in zinc price	**22**	22
$100/tonne movement in zinc treatment charge price	**78**	6
1¢/lb movement in lead price	**6**	6
$100/oz movement in platinum price	**10**	10
$100/oz movement in palladium price	**5**	5
10% movement AUD	**446**	541
10% movement CAD	**242**	231
10% movement EUR	**57**	57
10% movement ZAR	**185**	210

* *After impact of currency and commodity hedging, and contracted, priced sales as at 31 December 2009.*

** *Assuming current annualised production and sales profiles, no currency or commodity hedging and no contracted, priced sales and purchases at 31 December 2009.*

Cash flow, net debt and financing summary

Xstrata's operations generated $5.3 billion of cash in 2009. Tax paid decreased substantially, predominantly due to lower earnings. Sustaining capital expenditure was reduced by $384 million as a result of successful capital conservation initiatives across each business unit. Expansionary capital spending was also scaled back to $2.3 billion.

The Group's policy of maintaining its borrowings in US dollars subject to a floating rate of interest enabled Xstrata to benefit from lower three-month US Libor rates of less than 1% for the period compared to an average of 2.9% in the prior year. The average interest rate paid on Group borrowings in 2009 fell to 2.3%, decreasing further to below 2% by early 2010.

On 29 January Xstrata announced a fully underwritten 2 for 1 rights issue, which was successfully completed on 17 March, with 99.42% shareholder acceptance. The net proceeds from the rights issue were $3.7 billion, after costs and the net acquisition cost of $2 billion for the Prodeco coal operations.

As a result of the successful rights issue, net debt decreased to $12.3 billion from $16 billion, with a commensurate reduction in gearing (net debt/net debt plus equity) from 40% to 26% at 31 December 2009.

With no material debt maturities until mid-2011, the Group continues to maintain a strong liquidity buffer with $6.3 billion of headroom on bank facilities at year end. The average maturity date on outstanding debt facilities is currently greater than five years and gearing at year end was 26%.

Other investing activities included Xstrata's subscription to the Lonmin rights issue in June 2009 for a total of $112 million.

Movement in net debt

$m	Year ended 31.12.09	Year ended 31.12.08
Cash generated from operations	**5,304**	8,888
Net interest paid	**(424)**	(550)
Tax paid	**(749)**	(1,753)
Cash flow before capital expenditure	**4,131**	6,585
Sustaining capital expenditure	**(1,266)**	(1,650)
Disposals of fixed assets	**10**	101
Free cash flow	**2,875**	5,036
Expansionary capital expenditure	**(2,318)**	(3,200)
Cash flow before acquisitions	**557**	1,836
Purchase of Prodeco	**(2,000)**	–
Purchase of investments	**–**	(155)
Purchase of share in associate	**(112)**	(1,878)
Purchase of subsidiaries and operations net of cash acquired	**–**	(3,654)
Other investing activities	**(66)**	43
Net cash flow before financing	**(1,621)**	(3,808)
Sale and purchase of own shares	**9**	(525)
Sale and issue of own shares	**5,667**	64
Equity dividends paid	**–**	(499)
Dividends paid to minority interests	**(199)**	(221)
Debt acquired with operations	**–**	(14)
Payments from minority interests	–	301
Loan issue costs written off	**(41)**	–
Other non-cash movements	**(79)**	86
Movement in net debt	**3,736**	(4,616)
Net debt at the start of the year*	**(16,026)**	(11,410)
Net debt at the end of the year*	**(12,290)**	(16,026)

* *Includes derivative financial instruments that have been used to provide an economic hedge.*

Reconciliation of operating EBITDA to cash generated from operations

$m	Year ended 31.12.09	Year ended 31.12.08
Operating EBITDA statutory	**6,788**	9,645
Exceptional items	**(156)**	(125)
Share-based charges	**334**	6
(Increase)/decrease in inventories	**(665)**	167
(Increase)/decrease in trade and other receivables	**(1,344)**	868
Increase in deferred stripping and other assets	**(186)**	(299)
Increase/(decrease) in trade and other payables	**318**	(913)
Movement in provisions and other non-cash items	**215**	(461)
Cash generated from operations	**5,304**	8,888

Dividends of $199 million were paid to minority shareholders of Alumbrera. The exceptional items of $156 million in 2009 shown above relate to restructuring and closure costs. Non-cash share-based charges increased as a result of Xstrata's stronger share price compared to the prior year.

Net debt summary

$m	As at 31.12.09	As at 31.12.08
Cash	**1,177**	1,156
External borrowings	**(13,286)**	(17,072)
Finance leases	**(181)**	(110)
Net debt*	**(12,290)**	(16,026)
Net debt to net debt plus equity*	**26%**	40%

* *Includes derivative financial instruments that have been used to provide an economic hedge.*

Working capital

Working capital

$m	As at 31.12.09	As at 31.12.08
Inventories	**4,570**	3,573
Trade and other receivables	**3,306**	1,941
Prepayments	**232**	288
Trade and other payables	**(3,697)**	(3,233)
Net working capital	**4,411**	2,569

Increased net working capital was driven by increases in commodity prices at 31 December 2009 compared to the end of 2008 which resulted in a significant upwards adjustment to provisionally priced debtors. Trade receivables increased due to higher-value sales whilst inventories and trade payables increased due to the higher cost of smelter feed-stocks and stronger local currency exchange rates against the US dollar at the end of 2009.

Treasury management and financial instruments

The Group is generally exposed to US dollars through its revenue stream and seeks to source debt capital in US dollars directly or by borrowing in other currencies and swapping them into US dollars. Over 90% of the Group's debt is priced with reference to short-dated US floating interest rates, ensuring that Xstrata reaps the full benefit of the natural hedge to commodity prices provided by US interest rates. In a low commodity price environment, this capital structure significantly reduces the cost of the Group's debt financing.

Financial review *continued*

Currency cash flow hedging may be used to reduce the Group's short-term exposure to fluctuations in the US dollar against local currencies. The unrealised mark-to-market gain at 31 December 2009 on the balance sheet was $144 million. Realised currency hedging gains reflected in the income statement for the year amounted to $362 million and are related to coal sales for which prices were contractually fixed.

The Group did not enter into any strategic, long-term base metals hedging contracts in the year.

Consolidated capital expenditure

Consolidated capital expenditure
(excludes deferred stripping expenditure)

$m	**Pro forma Year ended 31.12.09**	Statutory Year ended 31.12.09	Statutory Year ended 31.12.08
Alloys	**114**	114	101
Coal	**437**	424	459
Copper	**498**	498	557
Nickel	**93**	93	267
Zinc	**133**	133	278
Technology	**2**	2	3
Unallocated	**1**	1	9
Total sustaining	**1,278**	1,265	1,674
Attributable sustaining	***1,256***	*1,243*	*1,633*
Alloys	**49**	49	121
Coal	**890**	687	745
Copper	**436**	436	558
Iron Ore	**23**	23	–
Nickel	**1,049**	1,049	1,645
Zinc	**114**	114	377
Technology	**1**	1	3
Total expansionary	**2,562**	2,359	3,449
Attributable expansionary	***2,196***	*1,993*	*2,983*
Alloys	**163**	163	222
Coal	**1,327**	1,111	1,204
Copper	**934**	934	1,115
Iron Ore	**23**	23	–
Nickel	**1,142**	1,142	1,912
Zinc	**247**	247	655
Technology	**3**	3	6
Unallocated	**1**	1	9
Total	**3,840**	3,624	5,123
Attributable total	***3,452***	*3,236*	*4,616*

In late 2008 and early 2009, Xstrata's businesses adopted a more defensive approach to capital expenditure, to conserve cash in light of a highly uncertain outlook for commodity prices. Spending was deferred or reduced across the business following bottom up reviews of capital projects, while care was taken to preserve the options inherent in the Group's growth pipeline. As a result, capital expenditure reduced to $3.8 billion, or $3.6 billion excluding Prodeco. Expansionary capital expenditure in the period decreased by 26% to $2,562 million, including $203 million of expenditure at Prodeco, compared to $3,449 million in 2008.

The Group has a substantial pipeline of over 40 greenfield and brownfield growth projects. During 2009, capital expenditure was prioritised to focus on the delivery of near-term, high return growth projects.

Significant expansionary capital was spent on three near-term expansionary projects: Nickel Rim South (an 18,000 tonne per annum nickel mine in Sudbury), Goedgevonden (a 7 million tonne per annum open-pit coal mine in South Africa) and Blakefield South (a replacement underground longwall operation in New South Wales). Nickel Rim South and Goedgevonden contributed volumes and earnings in 2009 and all three projects will be fully commissioned in 2010.

The capital spend at the Koniambo nickel project in New Caledonia was optimised during 2009, reducing spending to $674 million in the period. The project remains within budget and on schedule to start up in the first half of 2012, with full ramp up to an annual production capacity of 60,000 tonnes of nickel within the following two years.

Xstrata Coal's Mangoola project commenced major earthworks in December and the ATCOM East project South Africa was approved during the year at a capital cost of $407 million. Feasibility studies continue into the massive Wandoan project in Queensland which has reserves of 1 billion tonnes.

Capital expenditure at Xstrata Copper enabled the completion of several feasibility studies at brownfield and greenfield projects, resulting in Xstrata plc Board approval in the fourth quarter of a further expansion of Lomas Bayas in Chile and an underground extension to Ernest Henry mine in Queensland. Both projects have now commenced construction. At the Antamina joint venture in Peru, a 38% milling capacity expansion to 130,000 tonnes per day was approved in early 2010. A further three copper projects have completed feasibility studies and will be presented to the Xstrata plc Board for approval during the next year.

Xstrata Zinc has initiated several feasibility studies including the construction of an Albion pressure leaching plant to upgrade bulk concentrates from McArthur River Mine and projects to expand the George Fisher and Black Star mines in Queensland. This follows an 80% increase in reserves at George Fisher over the last four years. The Bracemac-McLeod project in Canada has also been advanced to the feasibility study stage, and an extensive exploration and delineation programme at the Pallas Green project in Ireland is planned for 2010.

Acquisitions and disposals

On 3 March 2009, the Group acquired 100% of the Prodeco Colombian coal operations from Glencore International AG for a net consideration, after the cost of granting the call option, of $2 billion with an effective date of 1 January 2009. Glencore has a call option to repurchase Prodeco up to 4 March 2010 for $2.25 billion, plus all profits of Prodeco accrued but not distributed and the net amount of cash paid into Prodeco by the Group. In the statutory accounts, Prodeco is included as a financial asset during the call option period with the net earnings and pro-rata Glencore call option premium included in finance income during this period. If the Glencore call option is not exercised, Prodeco will be consolidated as a fully-owned subsidiary from the date the option lapses.

In October 2009, the Group entered into an irrevocable sale agreement to dispose of the Group's 70% interest in El Morro for a total cash consideration of $463 million, which was received in February 2010. The Group recognised a gain of $194 million in respect of the sale.

Rights issue

On 18 March 2009, 1,955,341,080 ordinary shares were issued under a rights issue which was structured as an issue of 2 new ordinary shares at a price of GBP2.10 per share for every 1 existing ordinary share held, raising $5,667 million after expenses. The theoretical ex-rights price for an ordinary share was GBP3.405. The 2008 comparative dividends and earnings per share have been restated after applying a factor of 0.57 in order to adjust for the bonus element of the rights issue and 2009 figures have also been adjusted for this bonus element.

Dividends

The directors have proposed a recommencement of dividend payments following the improvement in Xstrata's financial position, with a final dividend of 8 cents per share for 2009. While no interim dividend was paid in 2009, the final dividend ordinarily constitutes two-thirds of Xstrata's total dividend in any year, with the interim dividend comprising the remaining one third. The final dividend payment of 8 cents per share implies a total dividend level of 12 cents per share for 2009, and this level will be used as a basis for Xstrata's future dividend payments. The dividend will be paid on 14 May to shareholders on the register at 23 April.

Dividend dates

	XTA LSE (GBP)
Ex-dividend date	21 April
Record date	23 April
Last date to receive currency election forms and completed mandate forms	23 April
AGM	5 May
Applicable exchange rate date	7 May
Payment date	14 May

Share data

Under IFRS, own shares (treasury stock) are deducted from the total issued share capital when calculating earnings per share. Through the rights issue, 16,377,594 shares were subscribed to from the rights issue on 18 March 2009 using proceeds from the sale of rights entitlements. During the year, 4,228,231 shares were disposed of and six million shares were issued to the Share Ownership Trust (an employees' share scheme as that term is defined for the purposes of the Companies Act 1985 and within the provisions) to service the exercise of employee share options.

Share price	XTA LSE (GBP)	XTA SWX (SFR)
Closing price 31.12.08*	3.62	5.55
Closing price 31.12.09	11.21	18.45
Year high	11.48	19.00
Year low	2.98	4.75
Year average	7.18	12.18

* *Share price adjusted for the rights issue in March 2009.*

Shares in issue for eps calculations

	Number of shares (000s)
Weighted average for year ended 31.12.09 used for statutory eps calculation	2,646,871
Weighted average for year ended 31.12.08 used for statutory eps calculation*	1,693,504
Total issued share capital as at 31.12.09	2,900,787

* *The 31 December 2008 comparative earnings per share have been restated after applying a rights issue bonus factor of 0.57.*

Publicly disclosed major shareholders

Name of shareholder	Number of ordinary shares of $0.50	% of ordinary issued each share capital
Glencore International AG*	1,010,403,999	34.38
BlackRock, Inc	175,809,581	5.98
Capital Research and Management	145,466,653	4.94
AXA S.A.	88,770,657	3.02

* *The voting rights comprised in this interest are directly controlled by Finges Investment B.V., a wholly-owned subsidiary of Glencore International AG.*

Alloys

"Ferrochrome capacity increased through 2009 in response to improving demand."

Peet Nienaber
Chief Executive Xstrata Alloys



Doubling of production

Eland's expansion into a major underground mine will support the doubling of platinum production from 2014

Sinking the Western Decline shaft at Xstrata Alloys' Eland platinum mine in South Africa

Market summary

- The average annual European Benchmark ferrochrome price fell 52% to 85¢ per pound due to reduced demand from the stainless steel sector; lower prices led to a 98% increase in imports into China
- Global platinum production was reduced in response to significantly decreased car sales

Operations

- Xstrata Alloys achieved real cost savings of $13 million despite difficult operating conditions and a material curtailment of ferrochrome production
- Responding to improving demand, ferrochrome capacity increased from 20% in January to 85% by the end of 2009; cost savings and efficiencies meant no permanent employees were retrenched
- The Mototolo JV increased throughput by 23% in 2009 helping to maintain PGM volumes at a similar level to 2008

Performance

Alloys Operations

Production	2009	2008
Attributable ferrochrome saleable production (kt)*	**786**	1,126
Saleable platinum production (oz)†	**132,969**	138,098
Saleable palladium production (oz)†	**67,435**	65,774
Saleable rhodium production (oz)†	**21,182**	18,644
Average prices		
Indicative average ferrochrome published price (¢/lb) (Metal Bulletin)	**85.0**	175.8
Average (London Platinum and Palladium Market) Platinum price ($/oz)	**1,205**	1,578
Average (London Platinum and Palladium Market) Palladium price ($/oz)	**264**	353
Average (Johnson Matthey) Rhodium price ($/oz)	**1,559**	6,558
Employees (excluding contractors)	**8,199**	9,476

* *Reflects Xstrata's 79.5% share of the Xstrata-Merafe Chrome Venture.*
† *Consolidated 100% of Eland and 50% of Mototolo.*

Alloys Financial data

($m)	Statutory 2009	Statutory 2008
Revenue	**1,305**	2,002
Operating EBITDA	**70**	1,094
Operating profit/(loss)	**(23)**	1,007
Share of Group operating EBITDA	**1%**	11%
Capital expenditure	**163**	222

Contribution to Group revenue 2009


6%

Contribution to Group operating EBITDA 2009


1%

Developments

- The ferrochrome mining division has received all New Order Prospecting and Mining Rights and Mining Rights conversions
- The sinking of Eland's Western Decline System commenced during the third quarter

Strategic priorities for 2010

- Ongoing review of costs in the face of rising energy prices
- Continued development of the Kukama and Nyala shafts at Eland to double current PGM production to 300,000 ounces per annum

Alloys *continued*

Markets

Ferrochrome and vanadium

Significantly weakened demand for stainless steel in the early part of the year resulted in a severe reduction in stainless steel melt production and continued destocking. While Western European, Japanese and American producers materially reduced production, stainless steel melt production from China continued to increase. Reduced demand for ferrochrome from the stainless steel sector led to a sharp fall in the European Benchmark base price from record highs in mid-2008 of 205¢ per pound to 79¢ per pound in the first quarter of 2009 and 69¢ per pound in the second quarter. However, responsive production cuts by ferrochrome producers, led by the South African producers, were timely and more pronounced than those of the stainless steel producers, resulting in ferrochrome stocks normalising by the end of the first half of 2009.

Restocking of stainless steel commenced in the second half, leading to increased demand for ferrochrome as stainless steel melt production increased. The historically slower third quarter saw further increases in stainless steel production. Despite this recovery in the latter part of the year, annual stainless steel melt production was lower for the third consecutive year and global production declined during 2009 by approximately 6% to 24.3 million tonnes.

A tightening ferrochrome market as a result of the cutbacks to production implemented during 2009, coupled with price increases by South Africa's power utility Eskom and the strengthening South African rand, led to an increase in the benchmark price in the second half of 2009. The European Benchmark base price was settled at 89¢ per pound in the third quarter and rose to 103¢ per pound in the fourth quarter. The annual average European Benchmark price of 85¢ per pound in 2009 was 52% lower than the previous year's average price, which had reached a historical high of 175.8¢ per pound.

Lower ferrochrome prices and higher priced chrome ore inventories led to the majority of Chinese domestic ferrochrome production becoming uncompetitive in the first half of 2009 and thus ferrochrome imports into China increased by 98% in 2009, with ore imports declining by 1%.

Global crude steel production in 2009 decreased by approximately 11% compared to 2008 to around 1.08 billion tonnes, significantly reducing vanadium demand. In response, vanadium producers proactively reduced production and temporarily suspended operations. The average annual price for ferrovanadium in 2009 was $25.02 per kilogram, 65% lower than in 2008, but considerably higher than historic lows in previous recessions.

Outlook

Planned expansions to South African ferrochrome capacity will be limited by the cost and availability of electricity in South Africa and the persistently high South African rand. In the short to medium term, increased ferrochrome capacity will emanate mainly from Asia, particularly China, where production is underpinned by competitively priced power, labour and capital, together with readily available chrome ore for import.

Simultaneously China continues to be the fastest growing stainless steel producing market globally, driving strong demand for ferrochrome.

The outlook for ferrochrome remains robust in the medium to long term, with stainless steel production expected to recover and grow from current low levels, supported by major global economic stimulus plans, including significant investment in infrastructure.

The short-term outlook for vanadium remains relatively positive as steel mills are anticipated to replenish depleted vanadium inventories in early 2010. Vanadium demand and prices are expected to increase in the medium to long term in line with economic recovery.

Platinum group metals

Platinum producers reduced production in the early part of 2009 in response to a significant decrease in automobile sales, especially in OECD countries. Automobile scrapping incentive schemes and tax breaks introduced to stimulate sales had a positive impact but did not fully compensate for the severe decrease in demand.

Reduced demand from the automobile sector was partly offset by the introduction of tighter automotive tailpipe emissions legislation in Europe, strong investment and speculative activity, as well as strong demand from the price-elastic jewellery sector. The robust performance of the investment, speculative and jewellery segments, together with the weakening dollar, supported an increase in platinum prices in the second half of the year to a high of $1,497 per ounce from a low in 2008 of $760 per ounce.

The decrease in demand led a number of PGM producers to scale back production and defer expansions during the year. Operational issues continue to challenge South African producers.

While the platinum price ended 2009 58% higher than the beginning of the year, the average platinum price was 24% lower than in 2008. Similarly, palladium and rhodium prices ended 2009 over 100% higher than the beginning of the year, but were 25% and 76% lower than in 2008 respectively.

Outlook

Continuing improvements in auto sales and economic recovery, tightening emission legislation, an increase in industrial demand, as well as the recent launch of the US ETF is expected to support the platinum price during 2010.

The medium- to long-term outlook for PGMs remains positive. Recent deferrals of capital projects and ongoing operating issues are likely to lead to further supply-side constraints, while demand is expected to improve in line with economic conditions and the tightening of emissions legislation globally.

Xstrata Alloys

Financial and operating data

$m	Year ended 31.12.09	Year ended 31.12.08
Ferrochrome and vanadium		
Revenue	**1,105**	1,733
Operating EBITDA	**15**	959
Depreciation and amortisation	**(62)**	(52)
Operating profit/(loss)	**(47)**	907
Share of Group operating profit	**(1.0)%**	12.5%
Capital employed	**1,176**	969
Return on capital employed**	**(4.5)%**	83.0%
Capital expenditure	**103**	108
Sustaining	**102**	95
Expansionary	**1**	13
Platinum group metals		
Revenue	**200**	269
Operating EBITDA*	**55**	135
Depreciation and amortisation	**(31)**	(35)
Operating profit*	**24**	100
Share of Group operating profit	**0.5%**	1.4%
Capital employed*	**1,740**	1,333
Return on capital employed**	**1.6%**	6.7%
Capital expenditure	**60**	114
Sustaining	**12**	6
Expansionary	**48**	108

* *Excludes share in Lonmin Plc.*
** *ROCE % based on average exchange rates for the year.*

Operating profit/(loss) variances

	$m
Operating profit 31.12.08	1,007
Sales price*	(941)
Volumes	214
Unit cost – real	13
Unit cost – CPI inflation	(45)
Unit cost – mining industry inflation	(54)
Unit cost – foreign exchange	(121)
Other income and expenses**	(88)
Depreciation and amortisation (excluding foreign exchange)	(8)
Operating loss 31.12.09	(23)

* *Net of commodity price-linked costs, treatment and refining charges.*
** *Includes standing charges US$46 million, furnace restart cost US$16 million.*



Tapping the furnace at Xstrata Alloys' Lion ferrochrome smelter in South Africa

Strategy in action

Low cost, energy-efficient technology at Lion

Xstrata Alloys' Lion ferrochrome smelter utilises our proprietary Premus technology for the production of low silicon ferrochrome. The Premus process reduces energy consumption and operating costs by allowing for some replacements of metallurgical grade coke with lower price reductants and fine ores. Premus improves energy efficiency by around 30%, compared to the most energy-efficient competing technology.

Alloys *continued*

The downturn in global economic conditions created a significantly weaker pricing environment for all of Xstrata Alloys' commodities. Lower ferrochrome, PGM and vanadium prices reduced operating profit by $941 million, resulting in an operating loss of $23 million compared to an operating profit of over $1 billion in 2008. The negative impact of the stronger South African rand further reduced operating profit by $121 million compared to 2008, exacerbated by higher consumer price index inflation in South Africa and ongoing mining sector inflation, particularly from power and raw material costs, which contributed a total of $99 million to the operating loss. Data from Statistics South Africa is used by Xstrata Alloys to measure mining sector inflation. Up to 80% of ferrochrome smelting capacity was progressively suspended from late 2008 in response to weak market conditions. Despite difficult operating conditions and a material curtailment of ferrochrome production, Xstrata Alloys achieved real cost savings of $13 million due to the prioritisation of low-cost production to energy-efficient furnaces using Xstrata's proprietary Premus technology.

Operations

Ferrochrome and vanadium

The ferroalloys division reported an operating loss of $47 million, primarily due to the halving of ferrochrome prices and a stronger South African rand. While production was significantly curtailed, sales volumes rose as stockpiled ferrochrome from 2008 was sold into a steadily improving market in 2009.

Attributable saleable production of 786,000 tonnes of ferrochrome in 2009 was 30% lower than the previous year, following significant production cuts in response to the worldwide economic slowdown. As demand improved, Xstrata Alloys increased ferrochrome capacity utilisation from 20% in early January 2009 to approximately 85% by the end of the year. The Premus technology furnaces remained in operation throughout the downturn, contributing a 5% improvement in ore consumption efficiency and a 5% increase in electricity efficiency, compared to 2008.

Despite improved efficiencies, nominal variable costs rose by 20% in rand terms, due to ongoing inflationary pressures, including a 46% increase in electricity prices and a 30% increase in average reductant prices. Ferrochrome unit costs, excluding standing charges, increased by 17% over the comparable period. A range of cost savings initiatives were implemented to limit the impact of inflationary cost increases, including reduced use of contractors, limited maintenance expenditure and lower overtime all of which limited fixed cost increases to approximately 3% compared to 2008.

Cost savings and efficiency initiatives enabled the Xstrata-Merafe Chrome Venture to avoid retrenching any permanent employees, in order to retain its skilled labour force in anticipation of a market upturn. During the suspension of production capacity, training programmes, maintenance and repairs were carried out, which enabled operations to be restarted quickly and efficiently during the second half of the year. Mining activities were scaled down to align with smelter requirements and contractual production obligations at opencast activities were reduced to a minimum. UG2 chromite ore consumption was optimised to reduce input costs.

Production was suspended at Rhovan, Xstrata's integrated vanadium operation, during the third quarter for extended maintenance reducing ferrovanadium volumes by 37% in 2009. The operation returned to full production on 17 October 2009.

Platinum group metals

Operating profit from Xstrata Alloys' PGMs division decreased by 76% to $24 million, due to the impact of reduced demand on prices.

The Mototolo joint venture increased throughput by 418,000 tonnes, a 23% increase over 2008 and ramped up to nameplate ROM capacity of around 200,000 tonnes per month during the third quarter of the year. All major capital infrastructure is complete.

At Eland, total volumes mined were around 6% lower than the previous year, mainly due to the unusually heavy rainfall experienced during the first quarter of 2009. Production was also impacted by delays following the mining regulator issuing a mining right for planned opencast mining area extensions.

Overall PGM volumes remained nearly unchanged at 222,000 ounces compared to 2008, despite production being adversely affected at Eland due to rainfall and unforeseen geological anomalies at Mototolo, which negatively affected the head grade.

Summary production data

	Year ended 31.12.09	Year ended 31.12.08
Ferrochrome (kt)*	**786**	1,126
Vanadium**		
Ferrovanadium (k kg)	**2,284**	3,622
V_2O_5 (k lbs)	**11,492**	16,604
Platinum Group Metals**		
Platinum (oz)	**132,969**	138,098
Palladium (oz)	**67,435**	65,774
Rhodium (oz)	**21,182**	18,644
Indicative average published prices (Metal Bulletin)		
Ferrochrome (c/lb)	**85.0**	175.8
V_2O_5 ($/lb)	**6.0**	13.5
Ferrovanadium ($/kg V)	**25.0**	61.2
Average (London Platinum and Palladium Market) Platinum price ($/oz)	**1,205**	1,578
Average (London Platinum and Palladium Market) Palladium price ($/oz)	**264**	353
Average (Johnson Matthey) Rhodium price ($/oz)	**1,559**	6,558

* *Including Xstrata's 79.5% share of the Xstrata-Merafe Chrome Venture.*
** *100% consolidated.*

Developments

Xstrata Alloys benefits from low capital cost, brownfield expansion options in its chrome and platinum operations.

Ferrochrome

Developments were curtailed to preserve cash in light of poor market conditions. Normal production ceased at the Horizon mine facilitating the commencement of the mine's next phase of development, which will increase capacity from 180,000 to 480,000 tonnes per annum in 2013.

The Waterval mine development has been temporarily suspended and the commissioning of the new development at the mine has been delayed. The Magareng mine development at the Thorncliffe complex continues, although at a slower rate than anticipated and it will share the beneficiation plant at Helena Mine until demand recovers. The mining division has received all of its New Order Prospecting and Mining Rights and Mining Right conversions from the Department of Mineral Resources.

Platinum group metals

The sinking of the Western Decline System and the Kukama Shaft at the Eland mine commenced during the third quarter of 2009. The shaft system is currently 180 metres below the high-wall position. Most major contracts pertaining to the Western Decline System have been finalised and the remainder are in the final tender phase.

This project will be followed by the development of the Eastern Decline System, the Nyala Shaft, and the doubling of current concentrator capacity. This expansion project is scheduled to commence approximately 18 months after the start of the Western Decline System, depending on market conditions.

Production from underground operations will replace opencast tonnage, maintaining milling throughput and, with the commencement of the Eastern Decline System the mine will gradually increase production from the fourth quarter of 2011. Production from underground operations will reach 250,000 tonnes per month by 2012 and a steady state of 500,000 tonnes per month during 2014 doubling current PGM production to 300,000 platinum ounces per annum. Eland will have an estimated mine life of approximately 21 years (excluding the Madibeng reserves).

Xstrata Alloys continues to assess its medium- to long-term PGM growth options through the development of its exploration portfolio with emerging black economic empowerment junior companies.



Setting an explosive charge at Xstrata Alloys' Mototolo platinum mine in South Africa

Strategy in action

23% production increase at Mototolo

During 2009, Mototolo, our joint venture platinum mining and smelting operation ramped up to name plate ROM capacity of around 200,000 tonnes per month, resulting in a throughput increase of 23% over 2008.

Coal

"We have transformed our portfolio by creating large-scale complexes with world-class operating costs."

Peter Freyberg
Chief Executive Xstrata Coal



Continued portfolio development

The new ATCOM East project will support the continued growth and development of the South African operations

North Pit dragline at Xstrata Coal's ATCOM colliery in Witbank, South Africa

Market summary

- Substantial increase in net imports of thermal coal into China and India supported a 6% increase in global demand for seaborne coal
- Chinese demand for coking coal offset lower steel production in many markets

Operations

- Xstrata Coal achieved real cost savings of $107 million mainly as a result of productivity improvements at the Australian operations
- Successful completion of the Goedgevonden Colliery, which will reach full capacity in 2011

Performance

Coal Operations

Production (million tonnes)	**2009**	2008
Total thermal coal*	**82.6**	73.3
Total coking coal (Australia)	**6.4**	6.9
Total semi-soft coking coal (Australia)	**6.2**	5.3
Average prices ($/t)		
Australian thermal	**80.3**	95.6
South African thermal	**68.1**	78.4
Americas thermal	**74.8**	80.9
Australian coking	**145.0**	232.5
Australian semi-soft coking	**122.5**	157.5
Employees (excluding contractors)	**10,009**	9,622

* *For production reporting DTJV is included for the full year ended 31 December 2009. For financial reporting DTJV was excluded from Xstrata Coal's ex-mine results from 3 March 2008 to 1 July 2009 due to the DTJV restructuring Prodeco operations included from acquisition effective date of 1 January 2009.*

Coal Financial data

($m)	**Pro forma 2009**	Statutory 2008
Revenue	**7,547**	7,944
Operating EBITDA	**3,013**	4,170
Operating profit	**2,145**	3,546
Share of Group operating EBITDA	**43%**	43%
Capital expenditure	**1,327**	1,204

Contribution to total Group revenue 2009


32%

Contribution to total Group operating EBITDA 2009


43%

Developments

- Approval was given for the development of Mangoola thermal open cut in New South Wales and Newlands Northern underground extension
- The Cerrejón shareholders have approved the study of a larger expansion project

Strategic priorities for 2010

- Ongoing development of Xstrata Coal's world-class project portfolio of low-cost internal growth expansions and development opportunities

Markets

Thermal coal markets

Global demand for seaborne thermal coal increased by 6% in 2009, principally benefiting from the growth in Chinese net import demand. Global demand growth remains underpinned by Asia where coal retains its attractive cost position for base load electricity generation, supporting continued investment in coal-fired power generation capacity.

Net imports into China grew substantially. The resumption of rapid economic growth in China fuelled strong domestic demand which, coupled with a programme of mine consolidation and closure, led to domestic coal prices which were higher than international market prices. Consumers in coastal and southern regions of China were able to use imported coal at lower delivered prices than domestic coal, leading to a surge in import demand. As a result, in 2009 China imported 92 million tonnes of thermal coal, 173% higher than in 2008. In addition, China's exports for 2009 fell to 18 million tonnes, a 47% reduction from the 35 million tonnes exported in 2008, as higher domestic prices drove Chinese producers to reduce exports in favour of domestic sales. Overall, net imports rose to 73 million tonnes in 2009 following a 1 million tonnes net export position in 2008.

Demand for thermal coal imports in India also grew. Thermal coal imports during 2009 were an estimated 56 million tonnes, 49% higher than the 38 million tonnes imported in 2008. A significant portion of this demand was met from South Africa, whose exports to India grew by approximately 130% compared to 2008. This marked shift in trade flows driven by Asian demand growth more than offset reduced Atlantic Basin demand. In Europe and the US, lower levels of economic activity and lower gas prices reduced import demand by approximately 9%.



Early road works at Xstrata Coal's Mangoola project in Australia

Strategy in action

Development of Mangoola

Construction commenced on the $1 billion development of Mangoola open cut thermal coal mine in Australia. The project remains within budget and is scheduled to commission its new coal handling and processing plant in the second half of 2011. Mangoola will produce up to 10.5 million tonnes ROM of export and domestic quality thermal coal annually, with an expected mine life of 18 years.

Thermal coal supply did not keep up with demand in 2009. Supply increases from Australia (11%), Indonesia (6%), and Russia (17%) were offset by reductions from China and the USA, resulting in overall export supply growth of 2%. With global demand growing by 6% year-on-year and supply increasing at a lower 2% annual rate, there was a significant reduction in stocks that had built up at the end of the previous year.

Xstrata Coal secured contract price settlements with Japanese Power Utilities for the year commencing 1 April 2009 in the range of $70-$72 per tonne FOB basis 6322 GAR and at $75 per tonne for the year commencing 1 October 2009. Calendar year contracts commencing 1 January 2010 were recently settled at $85 per tonne. These settlements are referenced for contracts with other customers in the Pacific market, where term and annual contracts represented 65% of Xstrata Coal's thermal coal sales in 2009. Xstrata was able to retain its strong position in the key thermal markets of Japan, Korea and Taiwan, which together account for 79% of Xstrata's Pacific market thermal coal sales.

Approximately 59% of export sales from South Africa in 2009 were priced on a spot or index basis with the balance being fixed price sales under term or annual contracts. FOB prices, as indicated by the API4 index, ranged from $56 to $81 per tonne in 2009.

Outlook

Strong demand for imported coal from China and India and a recovery in demand from other Asian consumers led to improved conditions in the Pacific coal markets and also supported stronger API4 prices in the final quarter of 2009. While the spark spread currently favours gas ahead of coal in Europe, the strong growth outlook in Asia, which is attracting Atlantic coal to the Pacific basin, coupled with continuing recovery from the economic slowdown in Atlantic markets suggests a positive outlook for seaborne thermal coal demand in 2010.

In the longer term, coal demand is expected to continue to grow strongly, driven primarily by Asian economies where coal-fired power underpins economic growth. Import demand will grow strongly in economies where current domestic supplies cannot meet demand. This demand growth profile is not matched by projected supply growth, suggesting a robust long-term outlook for thermal coal markets.

Coking coal markets

Despite the unprecedented impact of the global financial crisis on steel production in many markets, prices for imported coking coal remained relatively resilient during 2009. The main factor underpinning prices was a surge in Chinese demand from 3 million tonnes in 2008 to an estimated 33 million tonnes in 2009, which almost entirely offset lower demand from nearly all other markets. Global coking coal demand declined by approximately 4% in 2009.

Following the precipitous declines in global blast furnace iron production in the second half of 2008, production stabilised and gradually recovered during 2009 to end the year at an annualised rate of just under 1 billion tonnes, or close to June 2008 levels. Increased steel production in China and the consequent increase in coking coal demand coincided with a programme of enforced closure of many small domestic mines that supplied a significant proportion of Chinese hard coking coal demand. As a result, domestic coking coal prices rose, boosting demand for relatively cheaper and higher quality imported coking coal.

Coking coal prices progressively strengthened during 2010. At the start of the year, coking coal spot prices fell to $110 per tonne and a number of coking coal customers slowed offtake against contracts. This resulted in reduced shipments and necessitated some adjustments to mine production, including Xstrata's Oaky Creek operations. In March, long-term contract prices for 2009 were settled with Japanese Steel Mills at a reference price of $128-129 per tonne for premium hard coking coal, and $78-80 per tonne for semi-soft coking coal.

During the second half of 2009, global steel industry capacity utilisation continued to recover, resulting in increased demand for coking coal, reductions in stockpiles and steadily improving spot prices. By the end of 2009, spot prices reached approximately $180 per tonne and have further improved to in excess of $220 per tonne in 2010 to date.

Term and annual contracts represented 50% of Xstrata's hard coking coal and semi-soft coking coal sales in 2009. Japan remains the major market for semi-soft coking coal. Xstrata's hard coking coal in 2009 was sold to a diverse range of markets, with significant sales realised with new customers in China.

Outlook

The coking coal market in 2010 is expected to remain robust as recovery from the global economic downturn gathers pace and steel production and consumption continues to recover to pre-financial crisis levels. Continued coking coal demand in China, new demand in India and an anticipated recovery in the rest of the world is expected to result in significant growth in global demand. Supply growth will be constrained by scarcity of coking coal resources and potential infrastructure limitations. Consequently, coking coal markets are expected to remain tight.

Xstrata Coal

Financial and operating data

$m	**Year ended 31.12.09**	Year ended 31.12.08
Revenue: operations*	**7,222**	7,633
Coking Australia	**965**	1,595
Thermal Australia	**3,749**	4,139
Thermal South Africa	**968**	1,058
Thermal Americas*	**1,540**	841
Revenue: other*†	**325**	311
Coking Australia	**22**	2
Thermal Australia	**294**	260
Thermal South Africa	**9**	49
Total revenue*†	**7,547**	7,944
Coking Australia	**987**	1,597
Thermal Australia	**4,043**	4,399
Thermal South Africa	**977**	1,107
Thermal Americas*	**1,540**	841
Operating EBITDA*	**3,013**	4,170
Coking Australia	**430**	1,022
Thermal Australia	**1,712**	2,188
Thermal South Africa	**259**	542
Thermal Americas*	**612**	418
Depreciation and amortisation*	**(868)**	(624)
Coking Australia	**(87)**	(92)
Thermal Australia	**(397)**	(317)
Thermal South Africa	**(148)**	(131)
Thermal Americas*	**(236)**	(84)
Operating profit*	**2,145**	3,546
Coking Australia	**343**	930
Thermal Australia	**1,315**	1,871
Thermal South Africa	**111**	411
Thermal Americas*	**376**	334
Share of Group operating profit*	**47.9%**	48.9%
Australia	**37.0%**	38.6%
South Africa	**2.5%**	5.7%
Americas*	**8.4%**	4.6%
Capital employed	**13,250**	8,297
Australia	**6,843**	5,148
South Africa	**2,239**	1,317
Americas*	**4,168**	1,832
Return on capital employed**	**17.6%**	37.2%
Australia	**27.4%**	45.0%
South Africa	**5.6%**	27.7%
Americas*	**9.1%**	18.2%
Capital expenditure*	**1,327**	1,204
Australia	**662**	776
South Africa	**373**	346
Americas*	**292**	82
Sustaining*	**437**	459
Expansionary*	**890**	745

* *Includes Prodeco for the year 2009.*
** *ROCE % based on average exchange rates for the year.*
† *Includes purchased coal for blending with mine production.*

Coal *continued*

Operating profit variances

	$m
Operating profit 31.12.08 (statutory)	**3,546**
Sales price*	(1,235)
Volumes	(142)
Unit cost – real	107
Unit cost – CPI inflation	(172)
Unit cost – mining industry inflation	(131)
Unit cost – foreign exchange	255
Other income and expenses	(78)
Depreciation and amortisation (excluding foreign exchange)	(113)
Business Combinations**	108
Operating profit 31.12.09 (pro forma**)	**2,145**

* *Net of commodity price-linked costs, treatment and refining charges.*
** *Includes Prodeco for the year 2009 after adjusting for fair value uplift depreciation.*

Xstrata Coal achieved pro forma operating profit of $2.1 billion in 2009, despite difficult market conditions and lower received prices, which reduced operating profit by $1.2 billion compared to 2008. Xstrata Coal's performance was positively impacted by the stronger US dollar on average compared to the prior year, real unit cost savings of $107 million and the earnings contribution of the Prodeco operations in Colombia, which contributed $159 million to operating profits (excluding fair value uplift depreciation and amortisation).

Sales volumes increased in all operating regions except South Africa, where sales were impacted by weaker market conditions partially offset by the start-up of the new Goedgevonden open pit mine. Total thermal sales volumes, including semi-soft, were up 9% on the prior year as a result of the inclusion of Prodeco and increased volumes at the Ravensworth Underground Mine in New South Wales and the highly productive Newlands Northern Underground mine in Queensland.

Coking sales in Australia were marginally down on the prior year due to lower sales resulting from the deferral of shipments by some customers and industrial action at Tahmoor, which were materially offset by increased sales from Oaky North.

Mining and CPI inflationary pressures adversely impacted Xstrata Coal's earnings, reducing operating profit by $303 million when compared to the previous year. Higher cost inputs, including an extraordinary increase in rail freight and port charges, higher labour costs and continued price escalation for spare parts, were partially offset by savings from fuel following the reduction in oil prices during the year. The Australian operations experienced an increase in excess of 19% year-on-year in the cost of spare parts as a result of a lag effect in the industry, with reductions expected to be realised in 2010. In South Africa, rail freight charges increased by 39% industry-wide, as a result of increases introduced by the sole rail supplier.



Construction of infrastructure at Xstrata Coal's Goedgevonden thermal coal mine in Witbank, South Africa

Strategy in action

Low cost growth

Xstrata Coal has a world-class project pipeline of low-cost growth expansion and development opportunities. Major projects currently being implemented will deliver double digit growth over the next five years and significantly reduce operating costs and include:

- The ongoing development of Blakefield South, to replace the highly productive Beltana underground mine once it ceases operations in late 2010
- The re-engineered and optimised development of the Mangoola open cut thermal coal mine in New South Wales
- The continued development of the ATCOM East project
- The extension at Newlands Northern Underground

Real unit cost savings of $107 million were achieved, primarily due to productivity improvements at a number of Australian operations, including Newlands Northern Underground and Ravensworth Underground as well as from the benefit of the transition to lower cost owner-operator mining at Mount Owen. Cost savings were partially offset by geotechnical issues at Rolleston, a faulted region impacting resource recovery at Beltana (as anticipated in the mine plan), and the impact of mining higher cost contractor mini-pits while transitioning to large lower cost open-cut operations in South Africa.

Other income and expenses include certain market-related impacts including the suspension of longwall operations at Oaky No. 1, the change in product type at Goedgevonden as well as redundancy costs.

Operations

Australian thermal coal

Australian thermal coal's operating profit of $1,315 million is 30% lower than the previous year, primarily due to a weakening of the market resulting in lower prices received for 2009 Japanese Financial Year contracts, partly offset by the benefit of the weaker Australian dollar against the US dollar. The average realised export thermal price decreased by 16% to $80 per tonne and average realised semi-soft prices decreased by 22% to $123 per tonne.

Despite coal chain outages during the year, the Australian thermal coal operations recorded an increase in sales volumes. Consolidated sales increased by 1 million tonnes to 46 million tonnes compared to the previous year as a result of increased overall rail and port capacity and increased production from Newlands Northern Underground.

Australian coking coal

Operating profit from coking coal operations reduced by approximately two thirds to $343 million in comparison to 2008, as a result of the collapse in demand from global steel and manufacturing markets in the early part of the year. Poor market conditions led to the deferral of a number of shipments by customers in the first half of the year and the suspension of longwall operations at Oaky No. 1, which were subsequently restarted in August.

In the second half of 2009, improved market conditions led to a substantial improvement in second half operating profit which increased to $219 million compared to $124 million in the first half of the year.

Real unit cost savings were achieved, primarily from productivity improvements at Oaky North from new longwall efficiencies. The renegotiation of contracts in the first half of the year resulted in approximately 3 million tonnes of metallurgical coal to be delivered over the course of the next 18 to 24 months.

South Africa

The second half of 2009 saw a strong recovery for the South African operations, achieving an operating profit of $111 million for the year after a first half operating profit of $17 million. Nonetheless, operating profits were $300 million lower than the previous year due to reduced demand from the Atlantic and local South African energy markets resulting in lower sales volumes and prices, as well as cost increases resulting from reduced domestic sales and costs associated with the transition to large lower cost open pit operations.

South African sales were 20 million tonnes, down 17% against the prior year mostly as a result of decreased demand in the domestic market due to the reduced domestic power demand and lower industrial use for part of the year.

In December 2009, Goedgevonden secured a 17-year agreement with Eskom, the national power utility, to supply 3.5 million tonnes per annum of thermal coal to Eskom's Majuba coal-fired power station until December 2026. The remaining 3.5 million tonnes per annum production from the mine will be sold as export coal.

Americas

Xstrata Coal America's 2009 pro forma operating profit increased by 13% to $376 million from the previous year, including $107 million from the newly acquired Prodeco operation in Colombia.

Cerrejón's operating profit fell to $269 million (Xstrata's share), 20% lower than in 2008, as a result of lower demand from the Atlantic market resulting in lower sales volumes and lower realised prices than in the previous year.

In 2009 Prodeco continued to ramp up operations to 10.5 million tonnes. However, lower demand from the Atlantic market impacted sales volumes, production and increased stocks. Distribution costs have also been impacted by night time railing restrictions.

Coal continued

Summary production data

(million tonnes)	Year ended 31.12.09	Year ended 31.12.08
Total consolidated production	**95.2**	85.5
Total thermal coal	**82.6**	73.3
Australian thermal	**41.1**	40.2
South African thermal*	**20.8**	22.7
Americas thermal**	**20.7**	10.4
Australian coking	**6.4**	6.9
Australian semi-soft coking	**6.2**	5.3
Total consolidated sales	**92.6**	86.3
Consolidated Australian sales total	**52.2**	51.8
Coking export	**6.4**	7.0
Semi-soft coking export	**6.2**	5.3
Thermal export	**31.6**	31.3
Thermal domestic	**8.0**	8.2
Consolidated South African sales total*	**19.8**	24.0
Thermal export	**11.9**	12.3
Thermal domestic	**7.9**	11.7
Consolidated Americas sales total**	**20.6**	10.5
Total attributable sales	**86.4**	79.6
Attributable Australian sales total	**49.8**	49.5
Coking export	**6.4**	7.0
Semi-soft coking export	**5.5**	4.8
Thermal export	**30.0**	29.6
Thermal domestic	**7.9**	8.1
Attributable South African sales total*	**16.0**	19.6
Thermal export	**9.6**	9.8
Thermal domestic	**6.4**	9.8
Attributable Americas sales total**	**20.6**	10.5
Average received export FOB coal price ($/t)		
Australian coking	**145.0**	232.5
Australian semi-soft coking	**122.5**	157.5
Australian thermal	**80.3**	95.6
South African thermal	**68.1**	78.4
Americas thermal**	**74.8**	80.9

* *For production reporting DTJV is included for the full year ended 31 December 2009. As a result of the DTJV restructuring announced on 3 March 2008, for financial reporting DTJV was excluded from Xstrata Coal's ex-mine results from this date until 1 July 2009.*

** *Includes Prodeco for the year ended 31 December 2009.*

Developments

In 2009, Xstrata Coal advanced its world-class project portfolio of low-cost internal growth expansions and development opportunities. Xstrata Coal has six major projects in implementation, Blakefield South, Mangoola, Goedgevonden (recently completed and in the final phase of commissioning its Coal Handling and Processing Plant), ATCOM East, Newlands Northern Underground extension and the Prodeco expansion, and is on track to deliver in excess of 30 million tonnes per annum product on a consolidated basis by the end of 2013.

Australia

Development of the first longwall panel continued at the Blakefield South underground operation, part of the Bulga Complex in New South Wales. In early 2010, the project was 88% complete, with first longwall coal expected to be produced on schedule in the third quarter. Blakefield South will replace the highly productive Beltana underground mine once it ceases operations in late 2010.

In July 2009, the Xstrata plc Board approved the re-engineered and optimised development of the Mangoola open cut thermal coal mine in New South Wales. Major earthworks for the rail loop, infrastructure area and dams commenced in December 2009. The project remains within budget and is scheduled to commission its new coal handling and processing plant in the second half of 2011. The mine will produce up to 10.5 ROM million tonnes of both export and domestic quality thermal coal annually and has an expected mine life of at least 18 years.

Development applications have been submitted to the New South Wales Department of Planning for Ulan West and Ravensworth North, both having completed environmental assessment studies and Ulan West having completed its feasibility study. Ravensworth North feasibility studies are expected to be completed in the first quarter of 2010. These projects are expected to progress to implementation in 2010, dependent on external approvals.

The United open cut and Bulga optimisation projects both progressed into pre-feasibility during 2009 and are expected to complete the option analysis and selection phase and commence feasibility studies in 2010.

The Newlands Northern Underground extension in Queensland was approved in June and the development of the first extended underground longwall block has commenced. The project remains on budget and schedule with longwall coal expected in the first half of 2012.

Further development of the Surat Basin in Queensland focused on the Wandoan Coal project which is currently advancing through feasibility stage. The Supplementary Environmental Impact Statement was submitted in November with a response expected in the first quarter of 2010. Over 1 billion tonnes of reserves have now been identified to underpin thermal coal exports from the initial stage of up to 30 million tonnes per annum. Exploration and development planning is also under way on a further 4.1 to 7.7 billion tonne exploration target, which could underpin a new basin in Queensland with capacity in excess of 100 million tonnes per annum.

Given the long-term demand for thermal coal from the southern Bowen Basin and the potential of the Surat Basin, Xstrata has also progressed pre-feasibility studies under its exclusive right to develop a new coal export terminal in the vicinity of Port Alma, approximately 40 kilometres north of Gladstone.

In June 2009, the Rolleston expansion project commenced its pre-feasibility study. The Oaky Creek open cut expansion project commenced its pre-feasibility study in September 2009 for an additional 1 million tonne per annum of saleable coking coal.

South Africa

The recently completed Goedgevonden Colliery project is in the final phase of commissioning its coal handling and processing plant, which is expected to reach full production in the first quarter of 2011.

In October, the Xstrata Board approved the full implementation of the ATCOM East project, with a capital commitment of approximately $407 million. Full integrated run of mine production of 5.7 million tonnes per annum is expected to ramp up during 2011.

The Tweefontein Optimisation Project completed its pre-feasibility study in November 2009 and proceeded into the feasibility phase to develop a 9 million tonne per annum operation with an indicative start-up date of 2013.

Americas

Following the purchase in March 2009 of the Prodeco coal operations, the necessary permits were secured for the expansion of coal production from 10 million tonnes per annum to 17 million tonnes per annum by 2013. In March, Prodeco received a 12-month extension from the Colombian government to the lease concession of the existing Santa Marta port contingent upon the timely development of a new direct loading port. Prodeco is at this time the sole participant in the Puerto Nuevo project to construct a new multi-user direct ship-loading port facility at Cienaga, south of Santa Marta. The first phase of the facility is expected to be completed by 2013 with a capacity of 23 million tonnes per annum.

In November 2009, the joint venture shareholders at Cerrejón gave approval to complete an options analysis and selection study of a proposed larger staged expansion project. The 40 million tonnes per annum feasibility study which was completed in January will have a majority of its engineering incorporated into this larger expansion project.

The Donkin project, situated in Nova Scotia, Canada, continued feasibility studies during 2009 and development options continue to be considered.


Workshop mechanics at Xstrata Coal's Cerrejón thermal coal mine in Colombia

Strategy in action

Goedgevonden

The recently completed Goedgevonden Colliery project is in the final phase of commissioning its coal handling and processing plant and is expected to reach full production in the first quarter of 2011. In December 2009, Goedgevonden secured a 17-year agreement to supply 3.5 million tonnes per annum of thermal coal to the South African power utility, Eskom.

Copper



"An ongoing focus on productivity improvements and operational efficiencies throughout the year."

Charlie Sartain
Chief Executive Xstrata Copper

Operational excellence: Altonorte

Record levels of concentrate throughput and acid production were achieved at Altonorte following the commissioning of a new acid plant

Rodrigo Saso moving reactor slag at Xstrata Copper's Altonorte smelter in Chile

Market summary

- The copper price improved through 2009 in response to demand from Asia and global supply disruptions
- Strong Chinese consumption offset weakness in the construction and transport sectors of OECD nations

Operations

- Xstrata Copper's real cost savings of $55 million were driven by an ongoing focus on productivity improvements and operational efficiencies
- Higher sales volumes were achieved at Collahuasi, Tintaya and Lomas Bayas, offset by grade-related reductions at Ernest Henry, Alumbrera and Antamina

Performance

Copper Operations

Production	**2009**	2008
Total mined copper production (t) (contained metal)	**906,898**	952,426
Total mined gold production (oz) (contained metal)	**502,967**	687,212
Total copper cathode (from own and third party material) (t)	**727,050**	806,782
Average prices		
Average LME copper price (US$/t)	**5,150**	6,956
Average LBM gold price (US$/oz)	**973**	872

Employees (excluding contractors)	**11,319**	11,131

Copper Financial data

($m)	**Statutory 2009**	Statutory 2008
Revenue	**9,223**	11,464
Operating EBITDA	**2,922**	3,160
Operating profit	**2,126**	2,297
Share of Group operating EBITDA	**41%**	33%
Capital expenditure	**934**	1,115

Contribution to total Group revenue 2009


39%

Contribution to total Group operating EBITDA 2009


41%

Strategic priorities for 2010

- Approval was received for capital developments for mine extensions at Ernest Henry and, Lomas Bayas and a mine expansion at Antamina
- Increased resources were announced at the Southern Peru division, Lomas Bayas, Tampakan, El Pachón and Frieda River

Outlook

- Capital commitments for the Antapaccay, Las Bambas and Collahuasi expansion projects
- Continued evaluation of Xstrata Copper's other growth projects including progression of feasibility studies at Tampakan, Frieda River and El Pachón

Markets

The copper market proved robust in the face of very challenging macroeconomic conditions in 2009. Demand from developing markets in Asia along with multiple supply disruptions ensured that copper prices climbed steadily throughout the year, from a low of $1.38 per pound in mid-January to $3.33 per pound at year end. LME cash prices averaged $2.33 per pound during the year, 26% or 82¢ per pound lower than in 2008.

The global financial crisis that began in late 2008 continued to weigh on copper demand throughout 2009 in major Western markets where the construction and transportation sectors were worst hit. These markets began to emerge from recession during the second half of the year as government stimulus efforts took effect, and by year end the outlook for Western copper demand had improved.

Weakness in Western markets was offset by very strong Chinese copper consumption, which recovered rapidly from the slowdown in late 2008 as government stimulus efforts generated strong demand from the power and infrastructure projects, with further buying from consumer goods and automotive sectors.

A shortage of global scrap resulted in increased imports of refined copper into China. Chinese net imports of refined copper increased by 130% compared to the previous year to 3.1 million tonnes and absorbed much of the surplus copper from Western markets.

A rapid rise in global exchange inventories in early 2009 was reversed by Chinese buying during the second quarter. However, inventories rose steadily during the second half of the year to reach 688,000 tonnes or around 14 days' supply by year-end, an increase of 293,000 tonnes on the closing level in 2008. This stock-build largely reflects the impact of rising copper prices, leading to softer Chinese copper imports in the second half and the minimisation of consumer inventories.

On the supply side, growth was constrained by the suspension of production at several copper mines in response to the financial crisis as well as ongoing underperformance at existing mining operations. Labour unrest disrupted output at several major mines during the second half of the year; while operational difficulties, lower grades and power disruptions continue to constrain supply.

Supply losses and growing smelter demand ensured continued tightness in the concentrate market. Contract treatment and refining terms for 2010 declined to $46.50 per dry metric tonne and 4.65¢ per pound from $50 per tonne and 5¢ in the mid-year talks, while spot terms have declined to levels below $15 per dry metric tonne and 1.5¢ per pound.

Outlook

Continued improvement in macroeconomic conditions in the OECD economies is expected to drive a recovery in copper consumption in 2010, although demand will remain below pre-crisis levels. Despite the expectation that government stimulus measures will be slowly withdrawn in China, copper demand is likely to stay at a high level amid strong domestic consumption and recovering export markets. However, until the OECD recovery gathers pace, global exchange stocks are unlikely to fall significantly from current levels. Considerable fund activity evidenced in the buying of copper and copper-related instruments will result in continued price volatility.

Many supply cuts undertaken at the height of the financial crisis are in the process of being reversed, but project delays and ongoing constraints on existing operations will limit mine supply growth in 2010 and beyond.

The reduced availability of capital following the financial crisis has added to the existing constraints to mine development, which include access to infrastructure, water and power as well as sovereign and political risk. The delays have extended mine development timelines and are limiting the industry's ability to meet forecast demand in the medium term. Probable mine project supply in 2015 has been reduced by an estimated 2.2 million tonnes compared with a comparable forecast 18 months ago. Tight physical market conditions will return as the demand recovery outpaces supply growth over the coming years.

The outlook for custom smelting remains challenging in an environment where the gap between constrained concentrate supply growth and installed concentrate smelting capacity continues to widen. The collapse in treatment and refining charges to near record lows coupled with weak by-product credits will generate difficult trading conditions for smelters in the year ahead.



Productivity improvements and mine life extension

Lomas Bayas

Record copper cathode production was achieved at Lomas Bayas in 2009, following the successful completion of its capacity expansion project. In 2009, the second phase of development at Lomas Bayas was approved, which will extend the mine's life to 2020 at the recently expanded rate of 75,000 tonnes per year of copper cathode.

Xstrata Copper

Financial and operating data

$m	Year ended 31.12.09	Year ended 31.12.08
Revenue	**9,223**	11,464
Argentina: Alumbrera	**1,256**	1,216
Australia: North Queensland	**913**	1,743
Canada*	**2,335**	4,162
Chile		
Collahuasi††	**1,514**	1,131
North Chile	**1,766**	1,834
Peru		
Antamina‡	**790**	840
Tintaya	**649**	538
Operating EBITDA	**2,922**	3,160
Argentina: Alumbrera	**543**	488
Australia: North Queensland	**436**	954
Canada*	**84**	117
Chile		
Collahuasi††	**771**	673
North Chile	**242**	90
Peru		
Antamina‡	**495**	543
Tintaya	**351**	295
Depreciation and amortisation	**(796)**	(863)
Argentina: Alumbrera	**(94)**	(97)
Australia: North Queensland	**(160)**	(215)
Canada*	**(84)**	(85)
Chile		
Collahuasi††	**(199)**	(150)
North Chile	**(98)**	(91)
Peru		
Antamina‡	**(86)**	(145)
Tintaya	**(75)**	(80)
Operating profit	**2,126**	2,297
Argentina: Alumbrera	**449**	391
Australia: North Queensland	**276**	739
Canada*	**–**	32
Chile		
Collahuasi††	**572**	523
North Chile	**144**	(1)
Peru		
Antamina‡	**409**	398
Tintaya	**276**	215

$m	Year ended 31.12.09	Year ended 31.12.08
Share of Group operating profit	**47.5%**	31.7%
Capital employed†	**16,335**	14,732
ROCE**	**16.8%**	19.2%
Capital expenditure	**934**	1,115
Argentina	**43**	77
Australasia	**263**	272
Canada*	**94**	135
Chile		
Collahuasi††	**229**	183
North Chile and Others	**147**	282
Peru		
Antamina‡	**38**	64
Tintaya	**120**	102
Sustaining	**498**	557
Expansionary	**436**	558

† *Includes goodwill allocation on acquisition of Falconbridge.*
†† *Xstrata's 44% share of Collahuasi.*
* *Canada includes Xstrata Recycling that operates businesses in Canada, the United States of America and Asia.*
** *ROCE % based on average exchange rates for the year.*
‡ *Xstrata Copper's pro rata share of Xstrata's 33.75% interest in Antamina.*

Operating profit variances

	$m
Operating profit 31.12.08	**2,297**
Sales price*	(185)
Volumes	(80)
Unit cost – real	55
Unit cost – CPI inflation	(48)
Unit cost – mining industry deflation	16
Unit cost – foreign exchange	89
Other income and expenses	(37)
Depreciation and amortisation (excluding foreign exchange)	19
Operating profit 31.12.09	**2,126**

* *Net of commodity price-linked costs, treatment and refining charges.*

Xstrata Copper's operating profit of $2,126 million was $171 million lower than in 2008, as a result of lower average copper prices and reduced volumes of by-product sales, partially offset by real unit cost savings and US dollar exchange rate benefits.

Provisional price settlements in respect of sales booked in 2008 but priced in 2009 added $156 million to 2009 earnings, a lower benefit than the prior year provisional price settlements. As at 31 December 2009, provisionally priced sales amounted to 190,000 tonnes to be settled in 2010.

Reduced sales volumes of gold and other by-products offset higher sales volumes of mined copper, impacting operating profit by a net amount of $80 million. Lower gold sales were mainly as a result of lower volumes

Copper *continued*

from Alumbrera and Ernest Henry due to planned lower ore grades whilst lower acid production from the Canadian custom smelters as well as lower molybdenum production from Antamina also contributed to the unfavourable sales volume variance. Mined copper sales were higher year on year from higher sales volumes at Collahuasi, Canada, Tintaya and Lomas Bayas, partially offset by lower sales from North Queensland.

Real unit cost savings contributed $55 million to Xstrata Copper's operating profit, driven by an ongoing focus on productivity improvements and operational efficiencies, including labour and contractor cost reductions, the renegotiation of contracts with main suppliers and increased throughput and production at the Chilean operations. These cost savings were net of the $113 million real unit cost impact of lower ore grades

Mining sector deflation increased operating profit by $16 million due to improved energy and fuel costs compared to 2008 across the five divisions, which were partially offset by inflationary impacts on labour, contracts and consumables in Australia and Canada.

A stronger US dollar against all operating currencies on average compared to 2008 increased operating profit by $89 million.

Depreciation and amortisation contributed $19 million to operating profit due to an increased reserve base at Antamina and lower production at Ernest Henry, partially offset by higher production at Collahuasi.

Other income and expenses include $37 million which mainly relate to disputed export tax payments in Argentina.

Operations

Argentina

Lower operating and sea freight costs, together with higher realised copper and gold prices, improved Minera Alumbrera's operating profit in 2009 by 15% to $449 million, partially offset by lower sales volumes and higher export taxes and provincial royalties. Alumbrera benefited from higher valuations of its six-month quotational period provisionally priced sales due to higher year-end prices relative to December 2008, offsetting the lower average 2009 LME price compared to 2008.

Operating cost savings were achieved as a result of a reduction in labour and contractors costs and the renegotiation of major contracts. Copper in concentrate production decreased by 9% to 143,100 tonnes, as a result of ore profiles reducing in line with the mine plan planned lower grades. Total gold production of 422,000 ounces was 16% lower than in 2008 due to lower head grades and recoveries.

Australia

The North Queensland copper division achieved an operating profit of $276 million in 2009, significantly lower than $739 million the previous year, primarily due to the impact of lower realised copper prices and reduced production at Ernest Henry mine. The total volume of refined copper sales in 2009, including inter-party and third party sourced material, was 4% higher than 2008 at 276,600 tonnes.

Overall, the North Queensland mining operations, comprising the Mount Isa and Ernest Henry mines, produced 197,500 tonnes of copper in concentrate in 2009, a decrease of 25% over 2008. Increased mill throughput and higher grades increased production by 7% at the Mount Isa operations, partially compensating for a 68% decrease in production at Ernest Henry due to the impact of record wet season flooding that required extensive pit dewatering in the first half, planned lower grades and the higher rate of stripping required to access the next ore zone.

The Mount Isa smelter produced 214,350 tonnes of anode, a decrease of 9% over 2008 as a result of lower feed from Ernest Henry. The Townsville refinery produced a record 277,300 tonnes of cathode, a 4% improvement compared to 266,500 tonnes in 2008, from North Queensland mined production and anode predominantly from the Altonorte smelter in north Chile.

Canada

In 2009, the profitability of the Canadian division was severely impacted by reduced metal production and sales following unplanned metallurgical plant closures and slowdowns in response to the dramatic collapse in demand for sulphuric acid, lower North American demand for cathodes and a global shortage of concentrates. Higher energy prices also impacted divisional profitability.

Copper in concentrate production from Kidd Mine increased by 2% to 43,600 tonnes. Volumes were affected by two seismic events which impacted mining rates, offset by a 5% improvement in head grades. Zinc in concentrate production declined by 7% to 108,100 tonnes mainly due to a 2% decline in head grades, lower recoveries and reduced mining rates.

The collapse in sulphuric acid demand in North America together with the consequent impact on prices and a shortage of third party concentrate led the Kidd Metallurgical site to implement two temporary shutdowns during the year. As a result, anode production from the Kidd smelter decreased by 26% to 73,200 tonnes. Refined copper production reduced by 38% to 54,100 tonnes due to less feed from the smelter and as Kidd began to send spent anodes to CCR for processing.

The Horne smelter responded to the collapse in demand for sulphuric acid and excessive inventories by reducing anode production by 5% to 163,700 tonnes compared to the previous year. Consequently, the volume of recycled feeds procured by Xstrata Recycling for processing at the Horne smelter declined by 23% to 99,000 tonnes.

The CCR refinery produced 278,200 tonnes of copper cathode, 19% lower than in 2008, due to reduced supplies of third party anodes as a result of the Vale Inco strike and lower production at the Horne smelter. To align the operation to projected lower production, the refinery implemented a reduced work schedule in March, moving from seven to five days.

Chile

Collahuasi

Xstrata's 44% share in Collahuasi generated an operating profit of $572 million, an increase of 9% compared to 2008, due to increased copper production and sales volumes, real unit cost savings and proceeds from the final settlement of an insurance claim to cover the previous SAG mill stator failure. This was partially offset by increased plant and equipment depreciation charges.

Collahuasi achieved record sales volumes, copper production and tonnes of ore milled in 2009. Xstrata's share of total copper production increased by 15% to 235,800 tonnes compared to 2008, despite process water supply restrictions, multiple mill stator insulation failures during the year and the catastrophic failure of the main feed conveyor to the concentrator plant that resulted in reduced throughput for 44 days while repairs were implemented. Increased copper production was achieved through higher ore milled volumes, grades and metallurgical recoveries, with more stable production performances emerging in the final quarter.

North Chile

The North Chile division generated an operating profit of $144 million in 2009 compared to a loss of $1 million in 2008, as higher cathode and anode production and sales compensated for lower average annual copper prices than the previous year. The division's sales of payable copper metal rose by 11% to 340,600 tonnes over the period. Real unit cost savings of $35 million were achieved as a result of increased throughput and production volumes, major contract reviews, lower consumable consumption rates and reduced acid plant operating and acid purchase costs. Altonorte's long-term contract treatment charges and realised acid sales prices achieved in 2009 also positively impacted profitability.

During the year, the Altonorte metallurgical complex achieved record levels of concentrate throughput and acid production volumes as a result of the commissioning of the new acid plant in October 2008 and more stable operating conditions during 2009. Concentrate throughput volumes increased by 11%, consequently improving anode and acid production volumes by 16% and 30% respectively compared to 2008.

Lomas Bayas mine achieved a record 73,000 tonnes of copper cathode production, 24% higher than in 2008, following the successful completion of a project to expand capacity by 15% to 75,000 tonnes per annum in the last quarter of 2008. Higher volumes were partially offset by the impact of an eight-day strike in May and unplanned crusher and mine equipment maintenance.



José Sanchez monitoring the flotatron cells in the concentrator plant at Xstrata Copper's Tintaya operation in Peru

Development of a new copper producing region

Tintaya

Xstrata Copper is looking to develop a new major copper producing region in Southern Peru that will deliver over 600,000 tonnes of copper annually. Growth will be achieved from the development of the greenfield Las Bambas project and the Antapaccay project, a brownfield expansion to the Tintaya operation. Both projects will be able to utilise the infrastructure currently in place for Tintaya. Over time, the Southern Peru division will be further supported by the development of the Coroccohuayco deposit.

Copper *continued*

Peru

Antamina

Xstrata's 33.75% attributable share of Antamina's financial performance is divided between Xstrata Copper and Xstrata Zinc on the basis of sales revenue. Xstrata Copper's share of Antamina revenue decreased by 6% to $790 million in 2009 compared to the previous year mainly due to an 84% reduction in molybdenum sales revenue. This was partially offset by higher sales volumes of silver and lead concentrate.

Operating profit increased by 3% to $409 million as lower depreciation and amortisation charges were due to the 77% increase in the mineral reserve base announced in late 2008.

Xstrata Copper's share of copper in concentrate production decreased by 8% to 106,700 tonnes due to lower copper grades and recoveries as the mine plan moved into a copper-zinc ore zone, displacing the mainly copper-only ores that were mined in 2008. The reduction in mined copper was significantly offset by a 10% increase in mill throughput. Molybdenum production declined by 59% to 838 tonnes due to lower molybdenum grades and recoveries. Copper and molybdenum recoveries were particularly impacted by the processing of oxidised copper-zinc ores from Phase 4. Sales volumes were 4% and 59% lower for copper and molybdenum respectively.

Actions taken to prevent stoppages resulting from the SAG mill failure continue to work effectively, and contingency plans are well established. During 2009, Xstrata received $26 million as its share of the insurance payment following Antamina's SAG mill failure in 2008.

Tintaya

Operating profit increased by 28% to $276 million in 2009 due to higher sales volumes. Total copper metal sales volumes increased by 18% to 115,400 tonnes and an improved sales schedule ensured there were minimal inventory holdings at the port at year end.

Despite record sulphide material mined, copper in concentrate production decreased by 2% to 81,700 tonnes in 2009 due to reduced mill throughput as a result of the high moisture content in the material treated and mill maintenance and process performance related issues. This was further compounded by lower recoveries due to treating sulphide material with higher oxide and native copper content, but partially offset by a 1% increase to grades.

Copper cathode production from the SX/EW plant was 7% lower at 25,500 tonnes in 2009 compared to the prior year mainly due to lower grades of the oxide material mined, partly offset by higher recoveries due to the lower carbonate content in the material treated.

In response to the global financial crisis, contracts were renegotiated with key suppliers to reduce the cost of major consumables resulting in overall improvements to operating costs.

Sales volumes

	Year ended 31.12.09	Year ended 31.12.08
Argentina – Alumbrera†		
Copper in concentrate (t) inter-company (payable metal)	**3,421**	10,267
Copper in concentrate (t) third parties (payable metal)	**135,173**	141,053
Total copper (t) (payable metal)	**138,594**	151,320
Gold in concentrate (oz) inter-company (payable metal)	**10,016**	28,013
Gold in concentrate (oz) third parties (payable metal)	**352,886**	402,980
Gold in doré (oz) (payable metal)	**57,924**	59,559
Total gold (oz) (payable metal)	**420,826**	490,552
Australia – North Queensland		
Refined copper – mined copper (t)	**212,770**	231,283
Refined copper – inter-company and third party sourced (t)	**63,835**	34,502
Copper in concentrate (t) (payable metal)	**1,139**	12,404
Other products (payable metal)	**(204)**	1,218
Total copper (t) (payable metal)	**277,540**	279,407
Gold in concentrate and slimes (oz) (payable metal)	**75,302**	121,391
Canada		
Refined copper – mined copper (t)	**38,216**	27,286
Refined copper – inter-company sourced (t)	**165,968**	232,643
Refined copper – third party sourced (t)	**126,214**	176,834
Other products inter-company (t) (payable metal)	**–**	17,670
Other products third parties (t) (payable metal)	**6,326**	25,445
Total copper (t) (payable metal)	**336,724**	479,878
Refined zinc (t)	**–**	73,966
Gold in concentrate and slimes (oz) (payable metal)	**696,485**	856,118
Chile – Collahuasi††		
Copper in concentrate (t) inter-company (payable metal)	**33,146**	33,005
Copper in concentrate (t) third parties (payable metal)	**174,788**	142,556
Copper cathode (t) (payable metal)	**18,679**	21,839
Total copper (t) (payable metal)	**226,613**	197,400

	Year ended 31.12.09	Year ended 31.12.08
Chile – Lomas Bayas and Altonorte		
Copper cathode (t) (payable metal)	**74,604**	59,475
Copper anode – inter-company (payable metal)	**169,872**	124,999
Copper anode – third parties (payable metal)	**96,084**	122,587
Total copper (t) (payable metal)	**340,560**	307,061
Gold in anodes and slimes (oz) (payable metal)	**36,845**	24,177
Peru – Antamina‡		
Copper in concentrate (t) inter-company (payable metal)	**5,948**	22,908
Copper in concentrate (t) third parties (payable metal)	**99,257**	87,065
Total copper (t) (payable metal)	**105,205**	109,973
Peru Tintaya		
Copper in concentrate (t) inter-company (payable metal)	**–**	8,804
Copper in concentrate (t) third parties (payable metal)	**87,546**	63,312
Refined copper – mined copper (t)	**27,364**	25,455
Refined copper – third party sourced (t)	**501**	–
Total copper (t) (payable metal)	**115,411**	97,571
Gold in concentrate (oz) (payable metal)	**34,855**	23,841
Mined copper sales (t) (payable metal)	**911,847**	887,930
Custom copper sales (t) (payable metal)	**628,800**	734,680
Inter-company copper sales (t) (payable metal)	**(212,387)**	(217,653)
Total copper sales (t) (payable metal)	**1,328,260**	1,404,957
Total gold sales (oz) (payable metal)	**1,254,297**	1,488,066
Average LME copper cash price ($/t)	**5,150**	6,956
Average LBM gold price ($/oz)	**973**	872

† *100% consolidated figures.*
†† *Xstrata's 44% share of Collahuasi.*
‡ *Xstrata Copper's pro rata share of Xstrata's 33.75% interest in Antamina.*

Summary production data

	Year ended 31.12.09	Year ended 31.12.08
Total mined copper (t) (contained metal)	**906,898**	952,426
Total mined gold (oz) (contained metal)	**502,967**	687,212
Total copper cathode (t) (from mined and third party material)	**727,050**	806,782
Consolidated C1 cash cost – post by-product credits (US¢/lb)	**91.2**	89.3

Developments

Argentina

Alumbrera

In July 2009, Alumbrera commissioned a $15 million upgrade and expansion to the cleaner flotation circuit, which has delivered improvements to both milling capacity and metallurgical performance. A project to improve the capacity and efficiency of the pebble crushing circuit will be completed during 2010.

Exploration activities in the tenements surrounding the Alumbrera concession continue under an agreement with local partner YMAD.

El Pachón

During 2009, work continued to update the previous feasibility study. Previous financial estimates are being revised to incorporate the 41% mineral resource increase announced in August 2009, as well as current market conditions for consumables, construction and equipment and are scheduled for completion during the first half of 2010.



Long Hole Driller at Xstrata Copper's Kidd Mine in Canada

World-class project pipeline

Xstrata Copper has a world-class project portfolio. In 2009, approval was given to two brownfield projects, one at Lomas Bayas that will extend the mine life to 2020 and the other to convert Ernest Henry into a large-scale underground operation, extending the life of the operation by 12 years to 2024. At the start of 2010, Antamina's joint venture partners agreed an investment to expand its milling capacity, which will be commissioned at the end of 2011. A further three advanced projects will be considered for approval in 2010: Antapaccay and Las Bambas in Peru and an expansion to Collahuasi in Chile. Together, these six projects will deliver a 60% increase in copper output by 2015.

Further opportunities have been identified within Xstrata Copper's organic growth options and feasibility work has identified Mineral Resources at the El Pachón project in Argentina, the Tampakan copper-gold project in the Philippines and at Frieda River in Papua New Guinea.

Copper *continued*

Australia

The feasibility study to convert the open pit Ernest Henry operation into a large-scale underground sub-level cave mine was completed and the Xstrata plc Board approved its development in December 2009. The project will extend the life of Ernest Henry's operation by at least 12 years to 2024 and produce an average of 50,000 tonnes of copper per annum with gold and magnetite credits. Decline development continued during the second half of 2009, reaching a total of 2,928 metres on 31 December 2009. Construction of a facility to extract 1.2 million tonnes per annum of magnetite from the Ernest Henry tailings was also approved and site work will commence during 2010. The high-grade magnetite product will be exported through the Townsville port operations and sold to international steel mills from 2011.

At Mount Isa underground copper operations a scoping study into a 'starter pit' mine to add incremental copper production of around 20,000 tonnes per annum has concluded that it is potentially viable and a pre-feasibility study will be completed in 2010. During the year a pre-feasibility study also commenced into the potential for underground mass mining of low-grade remnant and halo mineralised zones in the 1100 orebody. Underground exploration drilling has been focused on mineralisation associated with the Western 1100 orebody at the X41 Mine, the Southern 3500 orebody in Enterprise mine and the 500 orebody in X41 Mine to extend the mineral resource base. Drilling activities in 2010 will continue to target extensions of the Western 1100 orebody and the 500 orebody.

Regional exploration drilling is currently focused on targets in the Cloncurry and Mount Isa regions that have the potential to provide additional ore feed to the Ernest Henry and Mount Isa plants.

Canada

The project to extend the mining zone at Mine D from 9,100 feet to 9,500 feet at Kidd mine remains on schedule and is due to be completed in the first half of 2011. Requiring investment in excess of $100 million, the project will allow Kidd to maintain a mining rate of 2.7 million tonnes per annum until 2012 and extend the mine life by one year until 2017.

In December, Xstrata Copper Canada announced its decision to permanently cease operations at its Kidd Metallurgical facilities in June 2010. The Canadian copper division will be consolidated during 2010 and the copper concentrate production from Kidd mine will be processed by the Horne smelter and CCR refinery, strengthening the overall performance and sustainability of the division.

Reclamation activities continued at the Murdochville project. All work at the former mine site has now been completed, and the remaining buildings will be given to the town of Murdochville to be converted into an industrial park. All residential properties at the nearby Port of Gaspé were cleaned and some buildings and equipment previously used for concentrate handling were removed.

Exploration efforts continued on three target properties located in British Columbia, north-western Ontario and eastern Quebec.

Chile

Collahuasi

In December 2009, the Collahuasi shareholders approved a $92 million project to enlarge the pebble crushing plant and concentrator water and electrical distribution systems to achieve an intermediate ore processing capacity of 150,000 tonnes per day by the first quarter of 2011. The full phase 1 expansion to 170,000 tonnes per day, as part of a strategy to sustain total copper production levels of 600,000 tonnes per annum, will be considered for approval by the shareholders in the first half of 2010.

North Chile

In October 2009, the Xstrata plc Board approved a $293 million investment to extend the Lomas Bayas mine life to 2020 and sustain production capacity at the recently expanded rate of 75,000 tonnes per year of copper cathode.

A successful exploration programme at Lomas Bayas identified significant sulphide mineralisation directly beneath the existing oxide mining operation. An initial Mineral Resource has been published of 195 million tonnes at a copper grade of 0.44% using a cut off grade of 0.30%. Following the 20,000 metre drill programme completed in 2008 a further 29,000 metres was completed in the second half of 2009 to increase the tonnage and improve the category of the sulphide Mineral Resource.

Energía Austral

Engineering studies and environmental impact assessments progressed in 2009 into a proposed 1,000MW hydro-electric project, comprising three generating facilities and a dedicated transmission line in southern Chile's Aysén Region.

The revised Environmental and Social Impact Study for the Rio Cuervo dam was completed and submitted in August 2009. The Chilean environmental authorities reviewed the report and responded in late 2009 with further questions and requirements. The project team will progressively respond to the authorities on these matters during 2010.

It is anticipated that regulatory approvals will be sought in relation to each project segment on a progressive basis through to 2012. Concurrently, commercial assessments, engineering activities and early procurement and construction activities will be undertaken.

El Morro

Submitted in November 2008, the El Morro project advanced its Environmental and Social Impact Study through the regulatory approval process during 2009. In October, Xstrata Copper announced that a conditional agreement had been reached to sell its 70% interest in the El Morro project to Barrick Gold for $463 million. In January 2010, New Gold Inc. notified Xstrata Copper that New Gold was exercising its right of first refusal to acquire Xstrata's 70% share in the project. New Gold Inc. holds the remaining 30% of the project. The sale proceeds were received from New Gold Inc. on 17 February 2010.

Peru

Antamina

Following the increase to its mineral reserve base announced in late 2008, Antamina completed a feasibility study to expand milling capacity by 38% to 130,000 tonnes per day for a total investment of $1.3 billion. Following a successful and comprehensive internal peer review, the expansion project received shareholder approval in the first week of January 2010. Project development activities have now commenced and commissioning of the project is scheduled to start at the end of 2011.

Tintaya/Antapaccay

In August 2009, Xstrata Copper announced a 38% increase to the Antapaccay Mineral Resource to 720 million tonnes at a grade of 0.56% copper.

The feasibility study into the development of the Antapaccay deposit as a brownfield expansion to the Tintaya operation was successfully completed in October 2009. The feasibility study identified an estimated investment of $1.4 billion to construct an operation that will produce an average of 160,000 tonnes of copper per annum over at least 20 years. The Environmental and Social Impact Assessment was finalised and filed with the Ministry of Mining in December. Final project approvals will be sought by the end of the first half of 2010. As part of Xstrata Copper's integrated strategy in Southern Peru, further progress was made to evaluate the potential of the Coroccohuayco deposit to provide additional feed for the sulphide concentrator and SX/EW facility at Tintaya. Following the approval of the Environmental Impact Declaration, a drilling campaign of 20,000 metres commenced in November 2009 which will be used to improve the Reserve and Resource base as a future potential feed for the sulphide concentrator and SX/EW facility at Tintaya and results will be known during 2010.

Las Bambas

The Las Bambas project in the Apurimac region completed its exploration campaign in early 2009. A new geological model and updated reserve and resource statement was announced in August 2009, increasing the mineral resource by 26% to 1.1 billion tonnes at a grade of 0.77% copper.

Significant progress was made on the bankable feasibility study during 2009, with all study work completed and peer reviews now being progressed. The feasibility study has indicated production profiles of over 400,000 tonnes of copper per annum for the first five years for an estimated investment of $4.1 billion. The Environmental and Social Impact Assessment is progressing and is due for submission in the first half of 2010.

Philippines

Tampakan

In the first half of 2009, Xstrata Copper, through its Philippines affiliate Sagittarius Mines Inc (SMI), initiated a final feasibility study for the Tampakan copper-gold project which is expected to be completed in the first half of 2010. The results of the pre-feasibility study indicate annual average production of 340,000 tonnes of copper and 350,000 ounces of gold over at least 20 years at an indicative capital cost of approximately $5.2 billion (100% basis), including the provision of associated infrastructure.

In October 2009, the project's measured, indicated and inferred resource estimate was updated to 2.4 billion tonnes at a grade of 0.6% copper and 0.2 grams per tonne gold, containing 13.5 million tonnes of copper and 15.8 million ounces of gold using a 0.3% copper cut-off grade.

On 1 December, the Board of Indophil Resources NL, Xstrata's joint venture partner at Tampakan, announced that in the absence of a superior offer it supports a takeover offer from Zijin Mining Group, valuing Indophil at approximately $500 million. Xstrata has agreed to sell its 19.9% shareholding in Indophil to Zijin Mining Group in a conditional pre-bid agreement. Xstrata will retain the direct management interest in the Tampakan Project through its SMI shareholding of 62.5%.

Papua New Guinea

Frieda River

In January 2009, the Frieda River project pre-feasibility study commenced and is scheduled for completion in the third quarter of 2010. Current estimates indicate that the project can produce 160,000 tonnes of copper and 250,000 ounces of gold per annum for at least 25 years.

Since assuming management control of the Frieda River Project in January 2007, Xstrata Copper has conducted an ambitious resource evaluation programme, completing 65,000 metres of drilling as part of scoping and pre-feasibility studies. This resulted in the publication in January 2010 of a new mineral resource statement for the Horse-Ivaal-Trukai (HIT) porphyry deposit, containing total mineral resources of 1.06 billion tonnes at 0.53% copper, 0.29 g/t gold and 0.8 g/t silver, using a cut-off grade of 0.3% copper, representing a 26% tonnage increase over the previously published mineral resource estimate.

Nickel

"In 2009, substantial restructuring initiatives and efficiency improvements in the nickel business have reduced cash costs by 33%."

Ian Pearce Chief Executive Xstrata Nickel



Record production levels at Raglan

Raglan achieved record production in 2009 while reducing unit production costs by 21%

Market summary

Nickel

- Volatile nickel prices were recorded during 2009
- Demand from China helped to offset a slump in global stainless steel production
- Nickel demand held up in response to lower prices

Operations

- Real unit cost savings of $134 million were due to the restructuring of Xstrata Nickel's business and a 65% reduction in sustaining capital
- Xstrata Nickel's restructuring involved the closing of end of life, high-cost mines in Sudbury and the deferral of two underground growth projects
- Total mined production increased by 5% despite the restructuring of Sudbury operations as a result of increased head grades and volumes from Raglan, significantly higher volumes from Xstrata Nickel Australasia and initial feed from Nickel Rim South

Performance

Nickel Operations

Production	2009	2008
Total mined nickel production (t) (contained metal)	**57,052**	54,523
Total mined copper production (t) (contained metal)	**25,428**	27,703
Total mined cobalt production (t) (contained metal)	**1,326**	1,341
Total refined nickel production (t) (payable metal)	**88,577**	88,741
Total mined ferronickel production (t) (contained metal)	**–**	18,782
Average prices		
Average LME nickel cash price ($/t)	**14,712**	21,104
Average LME copper cash price ($/t)	**5,150**	6,956
Average Metal Bulletin cobalt low grade price ($/lb)	**15.17**	35.16
Employees (excluding contractors)	**3,098**	4,520

Nickel Financial data

($m)	Statutory 2009	Statutory 2008
Revenue	**1,891**	3,105
Operating EBITDA	**427**	816
Operating profit/(loss)	**(18)**	341
Share of Group operating EBITDA	**6%**	8%
Capital expenditure	**1,142**	1,912

Contribution to total Group revenue 2009


8%

Contribution to total Group operating EBITDA 2009


6%

Developments

- Koniambo in New Caledonia remains on track for first ore to be processed in 2012
- The low-cost Nickel Rim South mine continues to ramp up on time and on budget

Strategic priorities for 2010

- Ongoing transformation of the business to a major lower second quartile producer
- Continued development of the world-class Koniambo project, which will produce 60,000 tonnes per year with first quartile operating costs

Nickel *continued*

Markets

During 2009, nickel prices continued to be volatile. Weaker prices prevailed in the first five months of the year as the global economic slowdown weighed on the market and reached a low of $9,405 per tonne in March. Early signs of stronger Chinese demand and anticipation of a global recovery saw prices rise from May, reaching over $17,000 per tonne in late July and remaining above this level until mid-November. The closing weeks of 2009 saw prices strengthen further, despite a fourth quarter slowdown in key stainless steel markets and the LME inventory reaching an all time high of 158,000 tonnes of nickel as a result of significant destocking by consumers and nickel producers who aggressively responded to slumping demand by cutting working capital to a bare minimum and, in the case of consumers, operated on a hand-to-mouth basis. The average price of nickel for 2009 of $14,712 per tonne was some 30% lower than the prior year.

The slump in global stainless steel production continued in most countries in the early part of the year, offset by a recovery in China, where stainless melt rates surpassed market expectations and historic levels in the second and third quarters. Surging Chinese production and a more muted recovery in the rest of the world in the second half of the year led to a build up in stainless steel inventory as user demand lagged production. In response producers cut back melt rates in the fourth quarter to rebalance stocks. Overall, global stainless steel melt rates in 2009 were lower than in 2008. However, primary nickel demand from the stainless steel sector rose compared to 2008, reversing the downward trend in consumption of primary nickel which has prevailed since 2006. Increased primary demand resulted from an improved austenitic ratio compared to the prior year, due to lower nickel prices and cutbacks in key ferritic sectors such as automotives, together with reduced scrap availability.

Non-stainless steel nickel demand, which makes up 37% of total demand, fell in 2009 in response to the global economic crisis following steady growth in the prior year. As a result, total primary nickel demand in 2009 for stainless steel and non-stainless sectors combined was at a similar level to 2008.

On the supply side, output of refined nickel reduced by approximately 5% compared to 2008. Slowdowns of planned production, the suspension of operations and deferrals or delays to new projects initiated in late 2008 in response to market conditions continued as lower prices prevailed in the first half of 2009. In the second half of the year strikes at Vale Inco's facilities at Sudbury and Voisey's Bay, together with a slower ramp-up than initially planned for a number of new projects across the industry offset the resumption of additional Chinese nickel pig iron production in response to higher prices.

Outlook

The nickel market is expected to recover in 2010, led by improving stainless steel demand, continued growth in Chinese stainless steel production and melt rates elsewhere improving in response to economic recovery. A recovery in non-stainless steel demand is expected to be more subdued. Restocking, as a result of improved demand, is expected to draw down LME inventory and physical availability will be influenced by the prevalence and duration of industrial action, including at Vale Inco's Canadian facilities, and the speed at which growth projects are commissioned. In the near term, substantial supply capacity, including Chinese nickel pig iron production, will overhang the market and ease any emerging tightness in availability.

In the longer term, nickel fundamentals remain favourable with healthy demand growth driven by increased intensity of stainless steel use in major developing economies such as China and continued challenges for new nickel supply from a number of large hydrometallurgical projects that are currently commissioning or scheduled to be commissioned over the next few years.

Xstrata Nickel

Financial and operating data

$m	Year ended 31.12.09	Year ended 31.12.08
Revenue	**1,891**	3,105
INO†	**1,887**	2,622
Dominican Republic	**4**	483
Operating EBITDA	**427**	816
INO†	**436**	697
Dominican Republic	**(9)**	119
Depreciation and amortisation	**(445)**	(475)
INO†	**(440)**	(432)
Dominican Republic	**(5)**	(43)
Operating (loss)/profit	**(18)**	341
INO†	**(4)**	265
Dominican Republic	**(14)**	76
Share of Group operating profit	**(0.4)%**	4.7%
INO†	**(0.1)%**	3.7%
Dominican Republic	**(0.3)%**	1.0%
Capital employed	**9,037**	9,463
Return on capital employed*	**(0.3)%**	4.8%
Capital expenditure	**1,142**	1,912
INO†	**443**	907
Dominican Republic	**8**	63
South America	**3**	24
Africa	**15**	52
New Caledonia	**673**	866
Sustaining	**93**	267
Expansionary	**1,049**	1,645

† *Includes Canadian mines, Xstrata Nickel Australasia (XNA) mines in Western Australia, Sudbury smelter and Nikkelverk refinery.*

* *ROCE % based on average exchange rates for the year.*

Operating profit/(loss) variances

	$m
Operating profit 31.12.08	**341**
Sales price*	(483)
Volumes	6
Unit cost – real	134
Unit cost – CPI inflation	(11)
Unit cost – mining industry inflation	(3)
Foreign exchange	(47)
Other income and expenses	15
Depreciation and amortisation (excluding foreign exchange)	30
Operating loss 31.12.09	**(18)**

* *Net of commodity price-linked costs, treatment and refining charges.*

Following the dramatic decline in nickel demand and prices in the latter half of 2008 and throughout 2009, Xstrata Nickel restructured its business in 2009 to reduce average operating costs to the bottom half of the industry cost curve, while retaining growth potential. Xstrata Nickel's restructuring included the closure of high-cost, end-of-life mines in Sudbury, the suspension of the Falcondo operations, significant reductions in operational and corporate costs and the deferral of the Fraser Morgan and Sinclair underground growth projects. In addition, the Montcalm operations were suspended due to unsafe ground conditions. These actions resulted in real unit cost savings of $134 million and a 65% reduction in sustaining capital expenditure compared to 2008.

Average consolidated cash costs fell by 33% to an average of $3.80 per pound in 2009 from $5.63 per pound in 2008, driven by restructuring activities, efficiency improvements, the ramping-up of the negative cash cost Nickel Rim South project and the impact of the strengthening of the US dollar on an average basis year-on-year. In the fourth quarter of 2009, Xstrata Nickel was operating with a C1 cash cost of below $3.00 per pound based on prevailing metal prices and exchange rates. The significant actions taken to reduce costs and conserve cash, combined with lower cost production from Nickel Rim South and, commencing in 2012, from Koniambo, are expected to continue to move Xstrata Nickel significantly down the cost curve.


Taking density samples on the cleaner cell at Xstrata Nickel's Cosmos operation in Western Australia

Restructuring of Xstrata Nickel

In response to falling nickel prices and declining market conditions, Xstrata Nickel's management team undertook an ambitious transformation of their business in 2009. Part of the asset optimisation plan involved the restructuring of the Sudbury operations. The end-of-life, higher-cost Craig and Thayer-Lindsley mines were closed and the Fraser Mine complex was suspended. In the Dominican Republic, the oil-fuelled ferronickel Falcondo operation was put on care and maintenance and efficiency improvements were made at the Nikkelverk refinery in Norway. Lost production was replaced through the ramping up of the Western Australian operations, initial production from Nickel Rim South and improved volumes and grades at Raglan. The steps taken by Xstrata Nickel have transformed the business's average cash costs and competitive position while retaining its highly attractive suite of longer-term growth options.

Nickel *continued*



Mike Cayen, a jumbo operator working underground at Xstrata Nickel's Nickel Rim South mine in Sudbury, Canada

Strategy in action

Nickel Rim South

The Nickel Rim South project in the Sudbury basin is expected to operate with negative cash costs as a result of its high grade, poly-metallic resource. This accelerated project has been constructed in five years and remains on time and on budget to reach its full production capacity of 18,000 tonnes of nickel contained in ore in 2011.

The substantial fall in average nickel prices in 2009, some 30% lower than the previous year, combined with lower prices for by-products, reduced operating earnings by $483 million. EBITDA of $427 million was recorded in 2009, reflecting the positive impact of real cost savings, which mitigated the impact of lower prices and exchange rates. In 2009, average US dollar exchange rates strengthened against Xstrata Nickel's local currencies and lowered costs in US dollar terms. However, this favourable impact was more than offset by a year-on-year unrealised foreign exchange loss relating to the revaluation of net non-US dollar liabilities at year end as a result of the weaker US dollar at the end of 2009.

Operations

INO

Integrated Nickel Operations (INO) comprise the Sudbury mines and smelter, Montcalm and Raglan mines in Canada, Xstrata Nickel Australasia (XNA) and the Nikkelverk refinery in Norway. Nickel sales from INO fell by 2% compared to 2008. The loss of feed from restructuring activities was largely offset by initial ore from Nickel Rim South, higher production from Raglan and significantly higher volumes from the Australian operations. Higher grade supply from Xstrata Nickel's own operations fed into INO's downstream facilities, offsetting reduced third-party volumes, which were down by 11% year-on-year, as a number of suppliers suspended or reduced production in response to weak market conditions.

Low-cost debottlenecking at INO metallurgical facilities continued to improve unit costs and increase capacity. The Sudbury restructuring and INO mine plan optimisation reduced unit production costs by 33% compared to the prior year. However, reduced by-product credits from lower average copper, cobalt and precious metal prices largely offset these savings. Unit costs at INO are expected to continue to decline as the low-cost Nickel Rim South operation ramps up production throughout 2010.

Sudbury and Montcalm

Mined nickel production from the Sudbury operations was impacted by the closure of the high-cost, end-of-life Craig and Thayer-Lindsley mines as part of Xstrata Nickel's restructuring to focus on the development of the cornerstone Nickel Rim South operation. In addition, Montcalm mine was suspended indefinitely following a geotechnical review that showed structural damage to the mine as a result of unplanned ground movement. In response to decreased local feed volumes, Strathcona's milling capacity was reduced by 50% and total mined ore processed declined by 45% in 2009 compared to last year.

At the Sudbury smelter, feed volumes decreased by 8% to 491,824 tonnes compared to 2008 due to the suspension or closure of the Craig, Thayer-Lindsley and Montcalm mines. Nickel in matte output increased by 2% year-on-year due to higher grade feed from XNA and a 31% increase in concentrate from Raglan. Production of copper-in-matte increased by 4% to 18,560 tonnes as a result of the higher copper volumes from Raglan and XNA, while cobalt-in-matte decreased by 6% to 2,476 tonnes, driven primarily by lower volumes of cobalt-rich third-party feed.

Raglan

Raglan achieved record production in 2009 with 1.31 million tonnes ore milled. Nickel grade improved by 11%, increasing to 2.56% from 2.30% in 2008. Production of concentrate increased by 13% to 172,668 tonnes, containing 29,262 tonnes nickel metal. Increased nickel production enabled additional shipments of concentrate to the Sudbury smelter to fully utilise downstream facilities following Sudbury's restructuring. Raglan's production record was achieved while reducing unit production costs by 21% year-on-year, despite its remote location and challenging operating conditions.

Xstrata Nickel Australasia (XNA)

XNA produced a record 16,678 tonnes of nickel in concentrate in 2009, more than double 2008 production levels due to increased ore production and higher nickel grade at both Cosmos and Sinclair operations. Total ore treated at Cosmos increased by 54% to 347,665 tonnes, mainly as a result of increased mining at the Prospero deposit. Nickel grade increased to 3.71% in 2009 from 3.60% in 2008.

The open-pit operation at Sinclair produced 300,816 tonnes of ore at a nickel grade of 3.28%, including commissioning ore. Optimisation of the open-pit operation to increase recovery and processing of stockpiled ore, together with surplus Cosmos ore enabled mill capacity at Sinclair to be maintained to the end of the year, despite the deferral of underground development. Total nickel in concentrate output from Sinclair for the period was 6,011 tonnes.

Nikkelverk

Nickel production at the Nikkelverk refinery was virtually unchanged compared to 2008 at 88,577 tonnes as the loss of direct feed following the restructuring of the Sudbury operations and the suspension of Montcalm was largely offset by initial ore from Nickel Rim South and increased volumes from Raglan and XNA. Copper, cobalt and precious metals production was impacted by the loss of by-product rich Sudbury feed and decreased by 8%, 6% and 17% respectively compared to 2008.

Capacity at the Nikkelverk refinery has been increased to 92,000 tonnes of nickel per year without the investment of additional capital and production was maintained at this increased annualised rate throughout the second half of 2009. Debottlenecking was achieved through a series of process and productivity improvements which enabled increased capacity in the leach and purification sections and in the tankhouse.

Falcondo

The Falcondo operation in the Dominican Republic remained on care and maintenance throughout 2009, having suspended operations in August 2008 due to weak market conditions. Falcondo is traditionally a swing producer and oil prices impact the majority of the operation's costs.

Sales volumes

	Year ended 31.12.09	Year ended 31.12.08
INO – Europe – Nikkelverk		
Refined nickel from own mines (t) (payable metal)	**47,862**	43,748
Refined nickel from third parties (t) (payable metal)	**40,596**	45,819
Refined copper from own mines and third parties (t) (payable metal)	**34,021**	37,295
Refined cobalt from own mines and third parties (t) (payable metal)	**3,066**	3,137
INO – North America		
Copper in concentrate (t) inter-company (payable metal)	**11,684**	16,997
INO – Australia – XNA		
Nickel in concentrate (t) third parties (payable metal)	**2,020**	2,774
Copper in concentrate (t) third parties (payable metal)	**58**	77
Cobalt in concentrate (t) third parties (payable metal)	**12**	16
Falcondo – Dominican Republic		
Ferronickel (t) (payable metal)	**236**	19,847
Total nickel sales (t) (payable metal)	**90,478**	92,341
Total ferronickel sales (t) (payable metal)	**236**	19,847
Total copper sales (t) (payable metal)	**45,763**	54,369
Total cobalt sales (t) (payable metal)	**3,078**	3,153
Average LME nickel cash price ($/t)	**14,712**	21,104
Average LME copper cash price ($/t)	**5,150**	6,956
Average Metal Bulletin cobalt low-grade price ($/lb)	**15.17**	35.16

Summary production data

	Year ended 31.12.09	Year ended 31.12.08
Total mined nickel production (t) (contained metal)	**57,052**	54,523
Total mined copper production (t) (contained metal)	**25,428**	27,703
Total mined cobalt production (t) (contained metal)	**1,326**	1,341
Total refined nickel production (t) (payable metal)	**88,577**	88,741
Total mined ferronickel production (t) (contained metal)	**–**	18,782
Consolidated cash cost (C1) – post by-product credits (US$/lb)	**3.80**	5.63

Nickel *continued*



Construction works at Xstrata Nickel's Koniambo project in New Caledonia

Strategy in action

Koniambo

The Koniambo project in New Caledonia is currently under construction and is on track for first ore to be processed in the first half of 2012. The metallurgical plant for the site is being constructed in modules in China and remains on schedule, with the first module shipment to the Koniambo site expected in the third quarter of 2010.

Developments

Koniambo project

The Koniambo project in New Caledonia is currently under construction and significant progress was made during the year. Koniambo is on track for first ore to be processed in the first half of 2012, ramping up to annual capacity of 60,000 tonnes of nickel in ferronickel within the following two years. The metallurgical plant for the site is being constructed in modules in China and remains on schedule, with the first module shipment to the Koniambo site expected in the third quarter of 2010. Industrial site earthworks are substantially complete, dredging is expected to be complete in early 2010 and the construction of the main wharf is under way.

The Koniambo project is continuing to take up opportunities to optimise capital costs. Re-sequencing activities in 2009 deferred capital expenditures for the year by approximately 50%, as the project team took advantage of the economic downturn and consequent lower capital costs to secure unordered goods and services at lower prices, renegotiate contractor terms and access greater availability of skilled labour.

Nickel Rim South

The Nickel Rim South project in the Sudbury basin continued its ramp up, producing more than 500,000 tonnes of ore in 2009. Steady-state operations are on schedule to commence in the second quarter of 2010 with continued ramp up to reach the 1.25 million tonne per annum nameplate production capacity in 2011, delivering 18,000 tonnes of nickel contained in ore. The five year, CAD920 million project is on track to be completed on time and within budget. Improvements at the Strathcona mill, including increased copper capacity, were completed in 2009 in order to handle Nickel Rim South feed.

Definition drilling has proven up 9.6 million tonnes of reserves. The project has increased resources by more than 25% since project execution began. Nickel Rim South is expected to be a negative cash cost operation as a result of its high grade, poly-metallic resource, which will further transform the average cash cost position of Xstrata Nickel's operations.

Sudbury

In February 2010, Xstrata Nickel successfully renewed a three-year collective agreement with the Canadian Auto Workers Sudbury Mine, Mill and Smelter Workers Union Local 598, which represents Sudbury's production and maintenance employees at its operations in Sudbury. Xstrata Nickel plans to reactivate copper mining at the Fraser Mine in February 2010 and the accord provides for a workforce transition agreement that enables the recall of 100 workers to fill vacant positions, while minimising any impact on the existing Nickel Rim South workforce as this project ramps up to full production in the second quarter of 2010.

Raglan

Raglan continues to optimise mine production and sequencing, maximise nickel grade in feed and reduce production costs, while maintaining its maximum processing throughput of 1.3 million tonnes per annum. In 2010, Raglan will resume the development of the new Kikialik underground mine. Exploration will focus on extending the life of operating mines and expanding the mineral resources of the Kikialik mine and Qakimajurq, another new mine to be developed from this significant nickel region.

Xstrata Nickel Australasia (XNA)

A low-cost expansion of the Cosmos mill was completed in 2009 to increase capacity to 13,500 tonnes of nickel in concentrate per annum and lower unit costs. Development of the Prospero deposit continued throughout 2009, contributing to a 54% increase in production at Cosmos.

The open pit mine at Sinclair was completed in the third quarter of 2009 while development of the underground mine was deferred in April 2009 due to market conditions. Sinclair has been repositioned as a swing producer and will operate as a satellite operation, leveraging the infrastructure and capacity available from Cosmos to limit overheads.

Falcondo

The feasibility study to convert the energy source for Falcondo's process plant from oil to natural gas and to optimise mining and plant processes is scheduled to be completed in 2010. These initiatives aim to transform Falcondo from a traditional swing producer into a sustainable operation, with minimum capital outlay. While under care and maintenance, Falcondo continues to support the Dominican Republic by providing an ongoing supply of electricity and through increased contributions to the Falcondo Foundation's numerous social responsibility programmes. Mine rehabilitation and reforestation activities also continue.

Kabanga Nickel

In 2009, the Kabanga Nickel project, a 50:50 joint venture with Barrick Gold Corporation, received a retention licence for a period of five years from the Tanzanian government, the first such retention licence to be granted in Tanzania. Completion of the feasibility study is scheduled for 2010. Plans for the execution phase are under review to align the project's development with market conditions.

Since entry in 2005, resource tonnes and contained nickel tonnes at Kabanga have more than doubled. Measured and indicated resources at Kabanga are estimated at 37.4 million tonnes at 2.59% nickel and an additional 16 million tonnes of inferred resources at 2.9% nickel, with a 1% nickel equivalent and 1% nickel cut-off grade.

Araguaia

Further development at the Araguaia project located in the north-western Brazilian state of Para was deferred in response to poor market conditions. With a measured and indicated resource base of 104.7 million tonnes at 1.33% nickel and an additional 18 million tonnes of inferred resources at 1.29% nickel with a 0.9% nickel cut-off grade, Araguaia remains a promising resource and an important component of Xstrata Nickel's growth optionality.

Zinc



"Operational restructuring, efficiency improvements and cost-saving initiatives contributed to a significant reduction in C1 cash costs."

Santiago Zaldumbide Chief Executive Xstrata Zinc

Higher production at San Juan

A new production record of saleable zinc was achieved at the San Juan de Nieva plant in Spain

Sulphuric acid plant absorption tower at Xstrata Zinc's San Juan de Nieva plant in Spain

Market summary

- Global demand for zinc fell by 4%, with lower OECD demand partially offset by domestic consumption and infrastructure spending in China
- Chinese lead consumption increased by 10% year-on-year

Operations

- Real cost savings of $192 million were realised through operational restructuring and efficiency improvements
- C1 cash costs were significantly reduced, falling by 25% to 43.5 cents per pound

Performance

Zinc Operations

Production	**2009**	2008
Total zinc in concentrate production (t)	**1,032,755**	861,033
Total zinc metal production (t)	**825,208**	795,565
Total lead in concentrate production (t)	**229,782**	251,496
Total lead metal production (t)	**241,485**	220,391
Average prices		
Average LME zinc price ($/t)	**1,659**	1,870
Average LME lead price ($/t)	**1,726**	2,084
Employees (excluding contractors)	**4,939**	5,029

Zinc Financial data

($m)	**Statutory 2009**	Statutory 2008
Revenue	**3,450**	3,202
Operating EBITDA	**860**	435
Operating profit	**506**	104
Share of Group operating EBITDA	**12%**	5%
Capital expenditure	**247**	655

Contribution to total Group revenue 2009


15%

Contribution to total Group operating EBITDA 2009


12%

Developments

- Feasibility studies commenced at Black Star Open Cut Deeps and George Fisher mine
- Successfully completed expansion of McArthur River expansion to 2.5 million tonnes per annum

Strategic priorities for 2010

- To continue to develop as a low cost producer in the bottom half of the cost curve and to remain the world's largest integrated zinc producer

Zinc *continued*

Markets

Zinc

During 2009, global zinc demand was severely impacted by weak economic conditions. Consumer and business spending in the zinc-consuming construction and automobile industries stalled and was particularly weak in the first quarter. Compounding the contraction in end-user consumption, inventories were significantly reduced and remained low through to the end of 2009. Demand recovered somewhat in the second half, primarily as a result of government stimulus spending and 'cash for clunkers' car scrapping incentive schemes in North America and Europe.

Despite lower zinc demand in most countries, demand from China continued to grow throughout 2009 as domestic consumption was supported by infrastructure spending and increased lending rates. In total, global demand for zinc fell by over 4% compared to 2008 to 10.5 million tonnes.

An oversupply of zinc metal in the face of poor demand led LME warehouse stocks to rise to 489,125 tonnes by the end of 2009 or approximately 18 days of global consumption. While this level represents a significant increase of over 235,650 tonnes compared to December 2008, it remains slightly below the annual average of the past two decades.

LME zinc prices climbed during the year to a monthly average of $2,376 per tonne in December compared to $1,101 per tonne in December 2008. The average LME price for 2009 was $1,659 per tonne.

Global refined zinc production declined by approximately 2% in 2009 to 11.2 million tonnes due to unprecedented mine and smelter cutbacks in 2008 and early 2009. Mine closures in China led to record imports of zinc concentrate to feed Chinese smelters as refined production continued to rise. This trend was in stark contrast to the cuts in refined zinc production elsewhere, in particular in Europe. Rising metal prices in 2009 resulted in a gradual increase of global zinc mine output during 2009 which eased the tightness in concentrate availability seen in early 2009. Average European benchmark treatment charges for 2009 settled at $198.50 per tonne of concentrate on a $1,250 per tonne zinc price basis, down from 2008 levels of $300 per tonne on a $2,000 per tonne zinc price basis.

Outlook

The gradual economic recovery in Western markets and continued growth from Asia will drive increased zinc consumption from the galvanised sector, underpinned by vehicle production, infrastructure projects and consumer goods.

In the medium to longer term, global demand growth is expected to average over 5% per annum as China and the developing economies mature. A market deficit is expected to emerge within the next four years as the significant new projects required to satisfy the forecast growth in demand are yet to be defined.

Lead

Global demand for lead fell by approximately 4% compared to 2008, as Chinese demand growth substantially offset significantly lower demand in most regions. Chinese consumption increased by almost 10% year-on-year fuelled by demand for both stationary and automotive batteries during a year in which Chinese vehicle production exceeded that of the US for the first time.

Global supply of refined lead decreased by approximately 2% to 8.2 million tonnes, following cutbacks by producers worldwide, notably in Peru, Italy and Mexico. As a result, demand and supply for refined lead remained balanced.

Global mine production was relatively unchanged in 2009 as cuts to mine production in many regions, including Peru, North America and Australia, were offset by increases in other countries including India, Bolivia and Mexico. The availability and prices of scrap and secondary materials, which make up roughly half of the world's feed for lead smelters and refineries, declined slightly during 2009 in a market that approached equilibrium.

LME lead prices climbed during the year due to strong Chinese demand and an improvement in demand from other regions in the second half, averaging $2,329 per tonne in December compared to $963 per tonne in December 2008. The average LME price for 2009 was $1,726 per tonne, compared to $2,084 in 2008. LME stocks of lead increased, partly in response to the gradual rise in the lead price throughout 2009. By the end of the year, LME stocks had risen to 146,500 tonnes, equivalent to less than one week of global consumption.

Outlook

Demand for lead is expected to continue to grow as lead batteries, the main application for lead, are expected to play an increasingly important part in the urbanisation and industrialisation of developing nations, in particular in Asia. Lead consumption will rise as increasingly prosperous Indian and Chinese consumers switch from electric bicycles to motorcycles and automobiles. Lead batteries are also required for mobile equipment throughout industry and for standby power requirements of larger cities worldwide.

Xstrata Zinc

Financial and operating data

$m	Year ended 31.12.09	Year ended 31.12.08
Revenue	**3,450**	3,202
Zinc lead Australia	**545**	360
Lead Europe	**490**	486
Zinc Europe	**1,185**	1,308
Zinc North America	**1,126**	971
Zinc Peru**	**104**	77
Operating EBITDA	**860**	435
Zinc lead Australia	**304**	41
Lead Europe	**32**	16
Zinc Europe	**134**	195
Zinc North America	**284**	124
Zinc Peru**	**106**	59
Depreciation and amortisation	**(354)**	(331)
Zinc lead Australia	**(112)**	(95)
Lead Europe	**(2)**	(4)
Zinc Europe	**(36)**	(44)
Zinc North America	**(172)**	(155)
Zinc Peru**	**(32)**	(33)
Operating profit	**506**	104
Zinc lead Australia	**192**	(54)
Lead Europe	**30**	12
Zinc Europe	**98**	151
Zinc North America	**112**	(31)
Zinc Peru**	**74**	26
Share of Group operating profit	**11.3%**	1.4%
Australia	**4.3%**	(0.7)%
Europe	**2.9%**	2.2%
North America	**2.5%**	(0.5)%
Zinc Peru**	**1.6%**	0.4%
Capital employed†	**5,348**	5,292
Return on capital employed*	**14.1%**	2.6%
Capital expenditure	**247**	655
Australia	**152**	460
Europe	**51**	91
North America	**44**	104
Sustaining	**133**	278
Expansionary	**114**	377

* *ROCE % based on average exchange rates for the year.*
** *Xstrata Zinc's pro rata share of Xstrata's 33.75% interest in Antamina.*
† *Includes goodwill allocation on acquisition of Falconbridge.*

Operating profit variances

	$m
Operating profit 31.12.08	**104**
Sales price*	149
Volumes	117
Unit cost – real	192
Unit cost – CPI inflation	(25)
Unit cost – mining industry inflation	(22)
Unit cost – foreign exchange	40
Other income and expenses	10
Depreciation and amortisation (excluding foreign exchange)	(59)
Operating profit 31.12.09	**506**

* *Net of commodity price-linked costs, treatment and refining charges.*

Xstrata Zinc's operating profit increased to $506 million from $104 million in 2008. Over $300 million of the increase is attributable to the actions taken by Xstrata Zinc in the face of the global downturn to restructure its operations, improve productivity and achieve sustainable cost savings. Real cost savings of $192 million were realised through the restructuring of the Mount Isa complex, efficiency improvements at the Canadian operations and rescheduling production at Nordenham. Mined zinc and zinc metal volumes rose by 20% and 4% year-on-year respectively and lead metal volumes rose by 10%. In total, improved volumes added $117 million to operating profits. The impact of provisional pricing in a rising market throughout the year enabled Xstrata Zinc to realise higher zinc and lead prices compared to 2008, benefiting operating earnings by $149 million, despite average LME prices falling compared to 2008. At the end of 2009, 108,000 tonnes of zinc were provisionally priced.

C1 cash costs were significantly reduced, falling by 25% from 58.3¢ per pound in 2008 to 43.5¢ per pound in 2009. Xstrata Zinc's mined production has been progressively increased in recent years to the point where the business is now a fully integrated zinc producer. On this basis, integrating mine and smelter production costs, C1 costs fell from 50.8¢ per pound in 2008 to 39.1¢ per pound in 2009. The modest positive impact of the stronger average US dollar against local currencies was offset by the impact of CPI and mining sector inflation in Europe, mostly fuelled by electricity price increases, which reduced earnings by a total of $47 million, a significantly lower rate of inflation than in previous years.

Zinc *continued*

Operations

Zinc Lead Australia

The Australian operations achieved material reductions in operating costs and improved productivity as a result of the restructuring of the Mount Isa complex and expansion of McArthur River Mine. Together, increased volumes and real cost savings added $130 million to 2009 operating profit for the Australian zinc operations, which increased to $192 million, compared to a loss of $54 million in 2008. Operational improvements and higher volumes more than offset the negative impact of record rainfall at Mount Isa in early 2009 which disrupted rail availability and the temporary suspension of mining at McArthur River Mine before regulatory approvals were finalised.

Record production was achieved at Mount Isa, together with operational efficiencies and higher recoveries as a result of increased production from the high-grade George Fisher and large-scale Black Star operations. Black Star Open Cut produced a record 3.4 million tonnes, 51% higher than 2008 production, more than offsetting the temporary suspension of the Handlebar Hill operation, which was put onto care and maintenance in January to reduce costs and conserve reserves at a time of low prices. Since August, Handlebar Hill has been mined opportunistically, in line with recovering market conditions.

Increased mine production enabled the Mount Isa zinc-lead concentrator to achieve record throughput of 7.4 million tonnes, a 22% increase on 2008. Zinc metal production rose by 15%, while lead metal production declined by 10% due to lower lead grades. Smelter production of crude lead of 146,100 tonnes was 12% lower than in 2008, mainly as a result of the significant decrease in third-party concentrate supply.

Overall, unit costs for the Mount Isa complex were reduced by 40% compared to 2008.

McArthur River Mine (MRM) began the year on care and maintenance following the invalidation in December 2008 by the Australian Federal Court of the operation's original approval for its conversion from an underground to an open cut operation. Mining operations recommenced on 20 February 2009 and, despite only being operational for just over 10 months, the mine achieved its planned production profile for 2009. This enabled mill throughput to increase to a nameplate capacity run-rate of 2.5 million tonnes per annum from late February to the end of the year. Total ore milled increased by 3% compared to 2008 to 2.1 million tonnes. Higher average head grades resulted in the production of 166,400 tonnes of zinc metal for the year from MRM, a 17% increase over 2008. This included 10,800 tonnes of zinc in concentrate with low lead content, which is suitable for treatment in electrolytic smelters.

Cost saving activities throughout the year resulted in an 18% reduction in average C1 cash costs at MRM from 73.23¢ per pound in 2008 to 59.8¢ per pound in 2009.

Zinc Lead Europe

Operating profit for the European operations of $128 million was 21% lower compared to 2008 mainly due to lower realised metal prices and the negative impact of reduced sulphuric acid prices, which trimmed earnings by $35 million as a result of very weak demand for acid. Production increases and real cost savings at all the operations partly offset lower prices and reduced sulphuric acid sales.

At San Juan de Nieva plant, saleable zinc production was 11% higher than the previous year, a new production record. Since March, the operation has run at an increased annualised production rate of 510,000 tonnes. Production of silver concentrate rose by 24% to 22,800 tonnes, with a silver content of 68,337kg and 6,400 tonnes of lead, as a result of improvements to the silver recovery circuit completed in March 2008. San Juan de Nieva smelter also produced 665,200 tonnes of saleable sulphuric acid. In May, a new three and a half year electricity supply contract was signed with one of the main power companies in Spain at competitive market conditions.

At Nordenham, production in the first half of the year was reduced by approximately 13% in order to optimise power usage during difficult market conditions. In the second half, production was increased to produce a total of 146,600 tonnes for the full year, 3% lower than 2008.

At Britannia Refined Metals at Northfleet, lead production increased to 157,900 tonnes, 14% higher than in 2008 as a result of a continuous supply of crude lead from Mount Isa compared to the prior year. Silver production reached 8.8 million ounces, 11% higher than the previous year.

Zinc Lead Americas

Operating profit for the Zinc Lead Americas division increased to $186 million compared with a $5 million loss in 2008 due to higher realised prices, increased volumes reflecting the first full year of production at Perseverance mine and cost reduction initiatives. At Brunswick mine, ore processed remained at a similar level to 2008 at 3.3 million tonnes. However, mine head grades and zinc metallurgical recoveries were slightly higher at 8.59% and 88.43% respectively, mainly due to a newly implemented zinc circuit stabilisation project which led to a 4% increase in zinc in concentrate production to 252,400 tonnes.

The Brunswick smelter processed a total of 244,400 tonnes of new feed materials in 2009, a 4% increase over 2008. Despite increased production, operating costs were reduced by 4% compared to 2008 as a result of optimising labour and supplies. Refined lead and alloys produced totalled 83,600 tonnes, 3% more than 2008. An 85% increase in silver doré production resulted from the treatment of higher-margin complex concentrates and a reduction of in-process metal levels.

Perseverance mine, which started commercial production on 1 July 2008, completed its first full year of operation, producing 135,700 tonnes of zinc metal and 8,600 tonnes of copper in concentrate.

The CEZinc refinery in Quebec produced 228,600 tonnes of saleable zinc, 260,400 tonnes of cathode zinc and 371,800 tonnes of sulphuric acid, a 13% decrease in zinc metal production compared to 2008. Production was reduced by 20% from March to September due to constraints resulting from weak sulphuric acid market conditions and returned to full capacity on 1 October 2009.

The Kidd Zinc hydrometallurgical plant produced 112,700 tonnes of zinc metal, 8,500 tonnes lower than last year as difficult market conditions for zinc metal and sulphuric acid constrained production volumes.

In 2009, zinc ore processed at Antamina rose by 10% to 11.3 million tonnes (Xstrata's 33.75% attributable share) and zinc metal in concentrate produced was 154,000 tonnes, 31% higher than in 2008.



Operations at the G Pit at Xstrata Zinc's McArthur River Mine in Australia

Strategy in action

Reduced operating costs and productivity improvements at the Australian operations

Increased volumes and cost savings arising from the restructuring of the Mount Isa complex and the expansion of McArthur River contributed $130 million to the operating profit of the Australian zinc operations.

Mount Isa achieved record production from the high grade George Fisher and large scale Black Star Open Cut operations. The operational efficiencies and record throughput enabled the complex to reduce operating costs by 40% compared to 2008.

Sales volumes

	Year ended 31.12.09	Year ended 31.12.08
Australia – Mount Isa		
Zinc in concentrate (t) third party sales (payable metal)	**266,227**	171,137
Zinc in concentrate (t) inter-company sales (payable metal)	**7,140**	69,580
Total zinc (t) (payable metal)	**273,367**	240,717
Lead in concentrate (t) third party sales (payable metal)	**2,696**	3,656
Lead in bullion (t) inter-company sales (payable metal)	**149,605**	155,401
Total lead (t) (payable metal)	**152,301**	159,057
Silver in concentrate (koz) third party sales (payable metal)	**563**	385
Silver in bullion (koz) inter-company sales (payable metal)	**7,853**	9,172
Total silver (koz) (payable metal)	**8,416**	9,557
Australia – McArthur River		
Zinc in concentrate (t) third party sales (payable metal)	**143,462**	115,241
Lead in concentrate (t) third party sales (payable metal)	**26,929**	29,945
Silver in concentrate (koz) third party sales (payable metal)	**374**	318
Australia – Lennard Shelf*		
Zinc in concentrate (t) third party sales (payable metal)	**–**	13,617
Zinc in concentrate (t) inter-company sales (payable metal)	**–**	3,561
Total zinc in concentrate (t) (payable metal)	**–**	17,178
Lead in concentrate (t) third party sales (payable metal)	**–**	2,117
Lead in concentrate (t) inter-company sales (payable metal)	**–**	2,291
Total lead in concentrate (t) (payable metal)	**–**	4,408
Europe – San Juan de Nieva		
Refined zinc (t)	**481,588**	432,507
Europe – Nordenham		
Refined zinc (t)	**140,615**	144,994
Europe – Northfleet		
Refined lead (t)	**166,010**	134,445
Refined silver (koz)	**8,677**	7,729

Zinc *continued*

	Year ended 31.12.09	Year ended 31.12.08
North America – Brunswick		
Zinc in concentrate (t) third party sales (payable metal)	**103,866**	95,755
Zinc in concentrate (t) inter-company sales (payable metal)	**85,728**	89,933
Total zinc (t) (payable metal)	**189,594**	185,688
Lead concentrate (t) third party sales (payable metal)	–	5,982
Lead concentrate (t) inter-company sales (payable metal)	**43,906**	49,285
Zinc in bulk concentrate (t) third party sales (payable metal)	**22,732**	10,111
Lead in bulk concentrate (t) third party sales (payable metal)	**18,492**	8,290
Silver in bulk concentrate (koz) third party sales (payable metal)	**1,162**	522
Refined lead & Alloys (t)	**87,036**	77,228
Silver doré (koz) inter-company sales	**8,650**	4,810
North America – CEZ**		
Refined zinc (t)	**60,995**	64,669
Perseverance		
Zinc in concentrate (t) third party sales (payable metal)	**10,202**	8,269
Zinc in concentrate (t) inter-company sales (payable metal)	**104,462**	39,140
Total zinc (t) (payable metal)	**114,664**	47,409
North America – Kidd Creek		
Refined zinc (t)	**115,833**	124,917
Peru – Antamina zinc***		
Zinc in concentrate (t) third party sales (payable metal)	**124,481**	99,441
Total zinc (t) (payable metal)	**124,481**	99,441
Total zinc metal third party sales (t)	**799,031**	767,087
Total zinc in concentrate third party sales (t)	**670,970**	513,571
Total lead metal third party sales (t)	**253,046**	211,673
Total lead in concentrate third party sales (t)	**48,117**	49,990
Total silver metal third party sales (koz)	**8,677**	7,729
Total silver in concentrate third party sales (koz)	**2,099**	1,225
Average LME zinc price (US$/t)	**1,659**	1,870
Average LME lead price (US$/t)	**1,726**	2,084

* *Xstrata Zinc's pro rata share of Lennard Shelf sales volumes (50%).*
** *Xstrata Zinc's pro rata share of CEZ sales volumes (25%).*
*** *Xstrata Zinc's pro rata share of zinc sales from Xstrata's 33.75% interest in Antamina.*


Geologist, Jana Rechner, examines drill cores at Xstrata Zinc's Pallas Green project in Limerick, Ireland

Strategy in action

Future greenfield growth

Xstrata Zinc is undertaking projects to evaluate future growth options. The Bracemac-McLeod project in Canada, which would utilise current infrastructure at Perseverance, has been advanced to the feasibility stage. A $10 million delineation programme at the greenfield Pallas Green project will be carried out in 2010 by Xstrata Zinc and the project's joint venture partner, Minco.

Summary production data

	Year ended 31.12.09	Year ended 31.12.08
Total zinc in concentrate production (t)	**1,032,755**	861,033
Total zinc in metal production (t)	**825,208**	795,565
Total lead in concentrate production (t)	**229,782**	251,496
Total lead in metal production (t)	**241,485**	220,391
Consolidated Zinc cash cost (C1) – post by-product credits (US¢/lb)	**43.45**	58.33

Developments

Zinc Lead Australia

During 2009, Xstrata Zinc continued to invest in its Australian operations. An expansion feasibility study was initiated at George Fisher mine following an 80% increase in reserves from 33.6 million tonnes to 60.6 million tonnes over the past four years. A proposed expansion to the underground mine will increase total output from 3.5 million tonnes per annum to 4.5 million tonnes per annum. The feasibility study is expected to be completed by the second half of 2010.

The Black Star Open Cut Deeps feasibility study was started in 2009 and will focus on a potential single stage cutback to the existing Black Star Stage 4 Pit. It is anticipated that the proposed pit will add 12 million tonnes of ore and, potentially extend Black Star's mine life by a further three years. Additional projects are being studied to further extend the life of the mine. The feasibility study is expected to be completed during 2010.

Following the regulatory approval of the open pit development on 20 February 2009 and the completion of the $37 million concentrator expansion in 2008, production capacity at McArthur River Mine (MRM) has increased from 1.8 million tonnes per annum to 2.5 million tonnes per annum. While MRM continues to produce its traditional high grade bulk zinc/lead/silver concentrate used by Imperial Smelting Process smelters, technological advances to the concentrator have enabled MRM to also produce a new low lead content zinc concentrate, which is suitable for electrolytic smelters, opening a new market for MRM concentrate.

Zinc Lead Americas

Following the successful completion of the Perseverance mine, further exploration work is continuing in the region. The Bracemac-McLeod project, located six kilometres east of the Matagami mill complex, has advanced to the feasibility study stage. The feasibility study will be completed in mid-2010. Definition drilling is progressing to confirm mineral resources and should be completed in the first quarter of 2010.

In December, Xstrata announced the permanent closure of the Kidd Zinc plant in May 2010 as part of a rationalisation of its Canadian metallurgical operations.

Zinc Lead Europe

In the Republic of Ireland, Xstrata Zinc's exploration efforts with its 23.6% JV partner, Minco Plc, have identified zinc mineralisation at the Pallas Green property near Limerick. An exploration programme carried out in 2009 to define economic reserves and initiate baseline studies confirmed the project's potential. On 1 February 2010, a $10 million (€7 million) exploration and delineation programme was announced for 2010.

A feasibility study for the construction of an Albion Process atmospheric pressure leaching plant at San Juan de Nieva is expected to be completed by the end of 2010. The plant would enable an alternative processing route for bulk lead-zinc concentrate from McArthur River, currently processed predominantly by imperial (ISF) smelters.



Ron Greenway and Joshua Limberg inspecting a M10,000 grinding mill at Xstrata Zinc's operation near Darwin in Australia

Strategy in action

McArthur River Mines

Higher average head grades assisted MRM to achieve its planned production profile to increase throughput to the expanded nameplate capacity of 2.5 million tonnes per annum and deliver a 17% increase in zinc metal production. This was despite being operational for just over ten months after the operation was placed on care and maintenance from December 2008 while waiting for the Australian Government to reconsider approval of the conversion from underground to open pit mining.

Xstrata Technology Services

Financial and operating data

$m	Year ended 31.12.09	Year ended 31.12.08
Revenue	**114**	235
Operating EBITDA	**28**	38
Depreciation and amortisation	**(6)**	(6)
Operating profit	**22**	32
Capital expenditure	**3**	6

Xstrata Technology Services provides expertise and technology to support the processes involved in mining and metallurgy. It comprises Xstrata Technology, based in Brisbane, a specialist technology solutions provider and Xstrata Process Support, based in Sudbury, an independent group which provide highly specialised technological support both to Xstrata's operations and to third-party customers.

Revenue for Xstrata Technology Services declined by 51% to $114 million. However, proactive cost saving actions and a focus on working capital resulted in a decline in EBITDA of 26% to $28 million compared to 2008.

Xstrata Technology

In 2009, the global downturn impacted demand for Xstrata Technology products and services as capital constraints resulted in delayed or cancelled projects. However, work continued during the year on several previously awarded projects and interest in Xstrata Technology's products improved in the second half of the year.

Interest continued to grow strongly in the Albion Process, a low-cost, simple atmospheric leach process to recover metals from refractory ores. Several plants using the Albion Process are currently under construction, including a refractory gold plant in the Dominican Republic that will be commissioned in 2010.

There was a year-on-year reduction in new orders for IsaMill™ Technology, a revolutionary grinding technology that significantly increases the efficiency of mineral grinding and processing. Nonetheless, work continued with existing orders, including a major installation programme for Anglo Platinum in both coarse grinding and regrinding and commissioning of two large mills for Goldcorp in Mexico, with a further two to be commissioned in 2010. A new design of copper circuit featuring IsaMill and Jameson Cell technology was successfully commissioned at Prominent Hill in Australia, enabling the production of export quality concentrate. Pilot scale trials around the world continue to demonstrate that the IsaMill grinds more efficiently than conventional technology and results in improvements in yield.

Work continued on two new lead and copper installations using the ISASMELT™ smelting technology at the Kazzinc smelting complex in Kazakhstan, where the copper and lead furnaces are scheduled for commissioning in 2010 and 2011 respectively. During 2009, repeat orders for the ISASMELT™ technology were received from Yunnan Metallurgical Group (YMG) in China and Sterlite (a Vedanta subsidiary) in India.

New orders were received during 2009 for the Jameson Cell, a high intensity flotation technology which provides more efficient and reliable flotation circuits. New installations were successfully implemented at the Prominent Hill copper operation and Cosmos nickel mine.

The copper refining technologies of the Tankhouse Group experienced another strong year, albeit at a reduced level compared to 2008. New orders were received from Africa, South America, India and China, for both new installations and replacement cathode and machine spares.

Xstrata Process Support

Xstrata Process Support provides expert technical services to the minerals sector through four separate specialist departments – Extractive Metallurgy, Process Mineralogy, Materials Technology and Process Control. The impact of the financial downturn resulted in a 30% decrease in demand for Xstrata Process Support's services. As in 2008, external customers accounted for 25% of total revenue in 2009.

Process Mineralogy is a mineral processing and mineral science group that utilises quantitative mineralogy, sampling, statistics and ore beneficiation test work to improve concentrate grade and maximise metal recoveries for new mine projects and existing operations. During 2009, Process Mineralogy provided services to Xstrata Nickel, Xstrata Copper and Xstrata Zinc in Canada and has ongoing demand from PGM operations, including Xstrata Alloys' Eland. Demand from external companies slowed in the second half of 2009, but has begun to recover in early 2010.

The Extractive Metallurgy business, which provides expert pyrometallurgical and hydrometallurgical services to smelters and refineries, continued to see demand for process modelling expertise on roasters and smelters from both internal and external clients. This engineering service combined with laboratory testing and piloting facilities is used to optimise process design and support environmental compliance projects.

The highly experienced engineers that make up Process Control, delivered numerous improvements to the concentrators at Xstrata Alloys Eland mine in South Africa, Xstrata Nickel's Raglan and Strathcona sites in Canada and at Xstrata Copper's Kidd operation, also in Canada. At Xstrata Nickel's Nickel Rim South mine and Fraser project, Process Control is contributing to improved automation and control, particularly for energy savings in the ventilation systems.

During the year, the Materials Technology business completed planned inspections, aimed at minimising unexpected shutdowns to a number of smelter acid plants, two of which were for external customers. Services were provided to Xstrata's copper and zinc businesses to implement risk-based inspection programmes and select construction materials and to resolve corrosion issues.

Operations data

Name of operation	Participation	Annual capacity (full plant/time basis)	100% production 2009	100% production 2008	Accounting status	Location
Xstrata Alloys						
South Africa						
Boshoek plant	79.5%	240kt	131kt	190kt	Joint venture	Boshoek
Lion plant	79.5%	360kt	190kt	242kt	Joint venture	Steelpoort
Lydenburg plant	69.6%	396kt	220kt	283kt	Joint venture	Lydenburg
Rustenburg plant	79.5%	430kt	168kt	302kt	Joint venture	Rustenburg
Wonderkop plant	79.5%	553kt	281kt	400kt	Joint venture	Marikana
Boshoek opencast mine	79.5%	1,344kt	0kt	1,331kt	Joint venture	Boshoek
Horizon mine	79.5%	144kt	0kt	38kt	Joint venture	Pilansberg
Kroondal mine	79.5%	1,320kt	640kt	1,134kt	Joint venture	Rustenburg
Thorncliffe mine	79.5%	1,320kt	889kt	1,150kt	Joint venture	Steelpoort
Helena mine	79.5%	960kt	386kt	434kt	Joint venture	Steelpoort
Waterval mine	79.5%	480kt	0kt	66kt	Joint venture	Rustenburg
Rhovan V_2O_5	74%	22,000k lbs	11,492k lbs	16,604k lbs	Joint venture	Brits
FeV	74%	6,000k kg	2,284k kg	3,622k kg	Joint venture	Brits
Maloma mine	75%	660kt	130kt	280kt	Subsidiary	Maloma
Char Technologies	100%	112kt	37kt	92kt	Subsidiary	Witbank
African Carbon Manufacturers	100%	153kt	80kt	125kt	Subsidiary	Witbank
African Carbon Producers	100%	158kt	91kt	124kt	Subsidiary	Witbank
African Fine Carbon	100%	156kt	82kt	101kt	Subsidiary	Middelburg
African Carbon Union	74%	133kt	74kt	102kt	Subsidiary	Witbank
Mototolo	37%	240koz	197kt	158koz	Joint venture	Steelpoort
Eland	73.99%	240koz	125kt	145koz	Joint venture	Brits
Xstrata Coal						
Americas						
Cerrejón	33.3%	32,000kt	30,569kt	31,231kt	Joint venture	Colombia
Prodeco	100%	12,000kt	10,487kt	–	Financial asset	Colombia
Australia						
Cumnock*	90%	–	–	824kt	Joint venture	Hunter Valley
Liddell	67.5%	4,900kt	3,578kt	3,032kt	Joint venture	Hunter Valley
Macquarie Coal JV						
– West Wallsend	80%	2,400kt	2,202kt	1,910kt	Joint venture	Newcastle
– Westside	80%	700kt	787kt	751kt	Joint venture	Newcastle
Mt Owen	100%	8,000kt	8,247kt	7,188kt	Subsidiary	Hunter Valley
Ravensworth Operations	100%	4,300kt	4,598kt	4,255kt	Subsidiary	Hunter Valley
Ravensworth Underground	70.2%	3,000kt	2,105kt	1,101kt	Joint venture	Hunter Valley
Oakbridge Group						
– Baal Bone	74.1%	1,800kt	1,517kt	1,220kt	Subsidiary	Western Coal Fields
– Beltana	68.3%	5,000kt	2,711kt	4,507kt	Joint venture	Hunter Valley
– Bulga	68.3%	6,000kt	5,598kt	4,819kt	Joint venture	Hunter Valley
Tahmoor	100%	2,000kt	1,232kt	1,486kt	Subsidiary	Southern Coal fields
Ulan						
– Ulan Underground	90%	6,200kt	4,255kt	6,199kt	Joint venture	Western Coal Fields
– Ulan Opencut	90%	–	–	797kt	Joint venture	Western Coal Fields
United	95%	2,300kt	2,098kt	2,217kt	Joint venture	Hunter Valley
Oaky Creek	55%	8,700kt	7,118kt	6,743kt	Joint venture	Bowen Basin
Newlands						
– Thermal	55%	8,600kt	9,945kt	6,277kt	Joint venture	Bowen Basin
– Coking	55%	1,400kt	1,176kt	1,913kt	Joint venture	Bowen Basin
Collinsville						
– Thermal	55%	3,600kt	3,151kt	2,657kt	Joint venture	Bowen Basin
– Coking	55%	1,700kt	1,119kt	1,126kt	Joint venture	Bowen Basin
Rolleston	75%	8,000kt	7,263kt	7,235kt	Joint venture	Bowen Basin

Operations data *continued*

Name of operation	Participation	Annual capacity (full plant/time basis)	100% production 2009	100% production 2008	Accounting status	Location
Xstrata Coal *continued*						
South Africa						
Southstock Division						
– Opencast	79.8%	700kt	371kt	681kt	Subsidiary	Witbank
– Underground	79.8%	5,000kt	4,350kt	4,647kt	Subsidiary	Witbank
Mpumalanga Division						
– Spitzkop	79.8%	1,400kt	771kt	1,108kt	Subsidiary	Ermelo
– Tselentis	79.8%	1,400kt	926kt	1,322kt	Subsidiary	Breyten
Impunzi Division						
– Opencast	79.8%	5,400kt	4,009kt	2,287kt	Subsidiary	Witbank
– Underground**	79.8%	–	–	1,079kt	Subsidiary	Witbank
Tweefontein						
– Opencast	79.8%	3,500kt	3,511kt	3,481kt	Subsidiary	Witbank
– Underground	79.8%	2,700kt	1,760kt	2,699kt	Subsidiary	Witbank
Goedgevonden	74%	6,000kt	2,995kt	2,919kt	Joint Venture	Witbank
Xstrata Copper						
Argentina						
Alumbrera	50%	40mt ore 150kt Cu in conc 400koz Au in conc 50koz Au in dore	37.5mt ore 143kt Cu in conc 366koz Au in conc 56koz Au in doré	37.5mt ore 157kt Cu in conc 444koz Au in conc 60koz Au in doré	Subsidiary	Catamarca
Australia						
Mount Isa	100%	6.2mt ore 170kt Cu in conc 290kt Cu in anode	6.0mt ore 162kt Cu in conc 214kt Cu in anode	5.9mt ore 152kt Cu in conc 236kt Cu in anode	Subsidiary	North West Queensland
Ernest Henry	100%	11mt ore 90kt Cu in conc 110koz Au in conc	8.0mt ore 36kt Cu in conc 45koz Au in conc	11.4mt ore 111kt Cu in conc 146koz Au in conc	Subsidiary	North West Queensland
Townsville Refinery	100%	300kt Cu cathode	277kt Cu cathode	267kt Cu cathode	Subsidiary	North Queensland
Canada						
CCR	100%	370kt Cu cathode	278kt Cu cathode	345kt Cu cathode	Subsidiary	Quebec
Horne	100%	180kt Cu in anode	164kt Cu in anode	171kt Cu in anode	Subsidiary	Quebec
Kidd Creek	100%	50kt Cu in conc 135kt Cu in cathode	44kt Cu in conc 54kt Cu in cathode	43kt Cu in conc 87kt Cu in cathode	Subsidiary	Ontario
Chile						
Altonorte	100%	300kt Cu in anode	268kt Cu in anode	232kt Cu in anode	Subsidiary	Antofagasta Region
Collahuasi	44%	48mt ore 530kt Cu in conc 60kt Cu cathode	45.3mt ore 493kt Cu in conc 43kt Cu cathode	42.6mt ore 415kt Cu in conc 49kt Cu cathode	Joint-Venture	Tarapacá Region
Lomas Bayas	100%	14mt ore 75kt Cu cathode	13.4mt ore 73kt Cu cathode	13.7mt ore 59kt Cu cathode	Subsidiary	Antofagasta Region
Peru						
Antamina	33.75%	35mt ore 370kt Cu in conc	33.6mt ore 316kt Cu in conc	30.4mt ore 344kt Cu in conc	Joint-Venture	Ancash Region
Tintaya	100%	10mt ore 85kt Cu in conc 35kt Cu cathode	7.0mt ore 82kt Cu in conc 36kt Cu cathode	7.1mt ore 84kt Cu in conc 37kt Cu cathode	Subsidiary	Espinar Province

* *Current operations completed, decision on remaining reserves pending.*
** *Capacity once commissioned.*

Name of operation	Participation	Annual capacity (full plant/time basis)	100% production 2009	100% production 2008	Accounting status	Location
Xstrata Nickel						
Australia						
Cosmos	100%	350kt ore 13kt Ni in conc	347kt ore 11kt Ni in conc	226kt ore 7.3kt Ni in conc	Subsidiary	Mt Keith-Leinster, Western Australia
Sinclair	100%	300kt ore 6kt Ni in conc	301kt ore 6kt Ni in conc	37kt ore 0.3kt Ni in conc	Subsidiary	Mt Keith-Leinster, Western Australia
Canada						
Montcalm	100%	Suspended 1H2009	226kt ore 2kt Ni in conc	927kt ore 9kt Ni in conc	Subsidiary	Ontario
Sudbury	100%	2.7mt ore 130kt Ni-Cu matte	1.1mt ore 116kt Ni-Cu matte	1.9mt ore 114kt Ni-Cu matte	Subsidiary	Ontario
Raglan	100%	1.3mt ore 30kt Ni in conc	1.3mt ore 29kt Ni in conc	1.3mt ore 26kt Ni in conc	Subsidiary	Quebec
Dominican Republic						
Falcondo	85.3%	4.0mt ore 28.5kt Ni in FeNi	Care and Maintenance 2009	2.7mt ore 18.8kt Ni in FeNi	Subsidiary	Bonao
Norway						
Nikkelverk	100%	92kt Ni 39kt Cu 5.2kt Co	88.6kt Ni 33.9kt Cu 3.5kt Co	88.7kt Ni 37.0kt Cu 3.7kt Co	Subsidiary	Kristiansand
Xstrata Zinc						
Australia						
McArthur River	100%	2.5mt ore 181kt Zn in conc	2.1mt ore 166kt Zn in conc	2mt ore 142kt Zn in conc	Subsidiary	Northern Territory
Mount Isa	100%	6.4mt ore 283kt Zn in conc 170kt Pb in bullion 300t Ag in bullion	7.4mt ore 324kt Zn in conc 146kt Pb in bullion 243t Ag in bullion	6.4mt ore 283kt Zn in conc 167kt Pb in bullion 317t Ag in bullion	Subsidiary	North West Queensland
Canada						
Brunswick Mine	100%	3.6 mt ore 275kt Zn in conc 80 kt Pb in conc 210t Ag in conc 8kt Cu in conc	3.3mt ore 252kt Zn in conc 66kt Pb in conc 179t Ag in conc 7kt Cu in conc	3.3mt ore 242kt Zn in conc 70kt Pb in conc 194t Ag in conc 6kt Cu in conc	Subsidiary	New Brunswick
Brunswick Smelting	100%	110kt refined lead 450t silver doré	83.6kt refined lead 282t silver doré	81.3kt refined lead 152t silver doré	Subsidiary	New Brunswick
CEZ Refinery	25%	301kt Zn	260kt Zn	292kt Zn	Associate	Quebec
Perseverance Mine	100%	949Kt ore 113.9kt Zn in conc 6.9kt Cu in conc	1,011Kt ore 135.7kt Zn in conc 8.6kt Cu in conc	511Kt ore 60.3kt Zn in conc 3.8kt Cu in conc	Subsidiary	Quebec
General Smelting	100%	27kt Zn and Pb foundry products	6kt Zn and Pb foundry products	8kt Zn and Pb foundry products	Subsidiary	Quebec
Kidd Creek Refinery	100%	153kt Zn	112.7kt Zn	121kt Zn	Subsidiary	Ontario
Germany						
Nordenham	100%	157kt Zn 151kt saleable Zn	147kt Zn 140kt saleable Zn	151kt Zn 144kt saleable Zn	Subsidiary	Nordenham
Peru						
Antamina (joint with Xstrata Copper)	33.75%	35mt ore 403kt Zn	38mt ore 456kt Zn	348kt Zn	Joint venture	Ancash
Spain						
San Juan de Nieva	100%	507kt Zn 487kt saleable Zn	500.8 kt Zn 479.7kt saleable Zn	450kt Zn 431kt saleable Zn	Subsidiary	Asturias
Hinojedo	100%	47kt calcine 31kt SO2	37kt calcine 24kt SO_2	40kt calcine 26kt SO_2	Subsidiary	Cantabria
Arnao	100%	24kt ZnO	11kt ZnO	16kt ZnO	Subsidiary	Asturias
UK						
Northfleet	100%	180kt primary Pb 360t refined Ag	158kt primary Pb0 273t Ag	139kt primary Pb 246t Ag	Subsidiary	Northfleet

Governance

In this section

Board of Directors

The Board is responsible for the governance of the Group, its overall strategic direction and the success of Xstrata.

Key points

- Provides leadership and defines the strategy required to achieve the Company's objectives
- Comprises three executive and eight non-executive directors, six of which are considered to be independent
- The Board sets standards of conduct, as documented in an approved Statement of Business Principles, which provide an ethical framework for all Xstrata businesses

See page 98 for more information.



Executive management

The executive team are responsible for implementing and executing the strategy set out by the Board and ensuring that the Group delivers its strategic objectives.

Key points

- The Executive Committee, led by Mick Davis is responsible for the implementation of the Group's strategy
- Each of the commodity business chief executives is a member of the Executive Committee

See page 100 for more information.



Corporate governance report

The Board is committed to best practice corporate governance and ensures all processes are transparent for all of our stakeholders.

Key points

- Xstrata is fully committed to the principle of best practice in corporate governance and reports on its application of the principles of the Combined Code throughout the year
- The Board is supported by Audit, Remuneration, Nomination and HSEC Committees
- Effective risk management is considered to be essential to the Group's success

See page 108 for more information.



Remuneration report

We have a clear remuneration policy designed to attract, retain and motivate highly talented individuals needed to deliver on business strategy and maximise value creation.

Key points

- Remuneration is designed to support the Group's business strategy and to align it with the interests of shareholders
- Rewards reflect the competitive global market in which Xstrata operates
- Performance-related payments are tied to demanding short- and long-term targets

See page 116 for more information.

Board of Directors


1
2
3
4
5
6

1. Willy Strothotte

Title and age: Chairman, aged 65

Appointment: Appointed in February 2002

Committee membership: Chairman of Remuneration Committee

Skills and experience: From 1961 to 1978 Mr. Strothotte held various positions with responsibility for international trading in metals and minerals in Germany, Belgium and the USA. In 1978, Mr. Strothotte joined Glencore International, taking up the position of Head of Metals and Minerals in 1984. Mr. Strothotte was appointed Chief Executive Officer of Glencore in 1993 and held the combined positions of Chairman and Chief Executive Officer from 1994 until 2001, when the roles of Chairman and Chief Executive were split. Mr. Strothotte was Chairman of Xstrata AG from 1994 to 2002 and has been Chairman of Xstrata plc since February 2002

External appointments: Chairman of Glencore International and is currently a director of Century Aluminium Corporation, Minara Resources Limited and KKR Financial Holdings LLC.

2. Mick Davis

Title and age: Chief Executive, aged 52

Appointment: Appointed Chief Executive in October 2001 and then Chief Executive of Xstrata plc upon incorporation in February 2002

Committee membership: Chairman of Executive Committee, and a member of the Health, Safety, Environment and Community Committee

Skills and experience: Previously, Mr. Davis was Chief Financial Officer and an Executive director of Billiton Plc, appointed in July 1997, and served as Executive Chairman of Ingwe Coal Corporation Limited from 1995. He joined Gencor Limited in early 1994 from Eskom, the South African state-owned electricity utility, where he was an Executive Director

External appointments: None

3. David Rough

Title and age: Deputy Chairman and Senior Independent director, aged 59

Appointment: Appointed in April 2002

Committee membership: Chairman of the Nominations Committee and a member of the Remuneration, Audit and Health, Safety, Environment and Community Committees

Skills and experience: Mr. Rough was a director of Legal & General Group Plc before retiring from Legal & General in June 2002. As Group director (Investments), Mr. Rough headed all aspects of fund management within Legal & General Investments

External appointments: Director of Land Securities Group plc, Brown, Shipley & Co Ltd and LME Holdings Ltd.

4. Ivan Glasenberg

Title and age: Non-executive director, aged 53

Appointment: Appointed in February 2002

Committee membership: Nominations Committee

Skills and experience: Mr. Glasenberg worked in the coal department of Glencore in South Africa for three years and in Australia for two years. From 1989 to 1990, he managed Glencore International's Hong Kong and Beijing offices. In 1991 he became Head of Glencore's Coal Department and in 2002 Chief Executive Officer of Glencore International

External appointments: Chief Executive Officer of Glencore International. Director of Minara Resources Limited and United Company Rusal Limited

5. Paul Hazen

Title and age: Non-executive director, aged 68

Appointment: Appointed in February 2002 and will retire from the Board at the Annual General Meeting

Committee membership: Remuneration Committee

Skills and experience: Mr. Hazen is a former Chairman and CEO of Wells Fargo and Company from which he retired in April 2001 as Chairman after a 30-year career with the bank. He was also a director of Phelps Dodge Corporation until February 2003 and Deputy Chairman and Lead Independent Director of Vodafone Group Plc until July 2006

External appointments: Chairman of Accel-KKR and of KKR Financial Corporation, a director of KSL Capital Partners and also serves as Lead Independent Director of Safeway, Inc.

6. Peter Hooley

Title and age: Non-executive director, aged 63

Appointment: Appointed in May 2009

Committee membership: Audit Committee

Skills and experience: Mr Hooley was until 2006, Group Finance director of Smith & Nephew plc, a global medical devices business listed on the FTSE 100. He was previously Group Financial Controller of BICC plc

External appointments: Non-executive director of Cobham plc, the aerospace and defence group and Chairman of its Audit Committee. Director and Chairman of BSN medical, a medical textiles business group



7

8

9

10

11

7. Claude Lamoureux

Title and age: Non-executive director, aged 67

Appointment: Appointed in May 2008

Committee membership: Audit Committee, Health, Safety, Environment and Community Committee

Skills and experience: Mr. Lamoureux was President and Chief Executive Officer of the Ontario Teachers' Pension Plan Board until 1 December 2007. Previously he spent 25 years as a financial executive with Metropolitan Life in Canada and the US

External appointments: He is also a director of Northumbrian Water Group plc, Cordiant Capital, Glass Lewis, Maple Leaf Foods Inc., Atrium Innovations Inc., the Canadian Institute for Advanced Research, The Foundation for Investors Rights, The Learning Partnership and the York University Foundation

8. Trevor Reid

Title and age: Chief Financial Officer, aged 49

Appointment: Appointed in February 2002

Committee membership: Executive Committee

Skills and experience: Mr Reid joined Xstrata in January 2002. Prior to joining Xstrata, he was Global Head of Resource Banking at the Standard Bank Group. He joined the Standard Bank Group in 1997 from Warrior International Limited, a corporate finance boutique specialising in the minerals sector

External appointments: None

9. Sir Steve Robson CB

Title and age: Non-executive director, aged 66

Appointment: Appointed in February 2002

Committee membership: Chairman of the Audit Committee and a member of the Nominations Committee

Skills and experience: Sir Steve retired as Second Permanent Secretary at HM Treasury in January 2001. He had joined HM Treasury after leaving university. His early career included a period as Private Secretary to the Chancellor of the Exchequer and a two-year secondment to Investors in Industry plc (3i). From 1997 until his retirement, his responsibilities included the legal framework for regulation of the UK financial services industry, public private partnerships, procurement policy including the private finance initiative and the Treasury's enterprises and growth unit

External appointments: Sir Steve is a member of the Financial Reporting Council and a member of KPMG Chairman's Advisory Board

10. Ian Strachan

Title and age: Non-executive director, aged 66

Appointment: Appointed in May 2003

Committee membership: Chairman of the Health, Safety, Environment and Community Committee and a member of the Audit Committee

Skills and Experience: Mr. Strachan was Chairman of Instinet Group from 2003 to 2005 and Chief Executive of BTR plc from 1996 to 1999. Mr. Strachan joined Rio Tinto plc (formerly RTZ plc) as CFO in 1987, and was Deputy Chief Executive from 1991 to 1995

External appointments: Mr. Strachan is a director of Rolls-Royce Group plc, Caithness Petroleum Limited and Transocean Inc.

11. Santiago Zaldumbide

Title and age: Executive director and Chief Executive of Xstrata Zinc, aged 67

Appointment: Appointed in February 2002

Committee membership: Executive Committee

Skills and experience: Mr. Zaldumbide is currently Executive Chairman of Asturiana de Zinc. He is a previous Chief Executive Officer and director of Union Explosivos Rio Tinto and of Petroleos del Norte. In 1990, Petroleos del Norte became part of the Repsol Oil Group where Mr. Zaldumbide was responsible for establishing the international structure of the enlarged Repsol Oil Group. In 1994, he was appointed Chief Executive Officer of the Corporación Industrial de Banesto and, in December 1997, Chairman and Chief Executive Officer of Asturiana de Zinc

External appointments: Mr. Zaldumbide is also a member of the European Advisory Council of Air Products and Chemicals, Inc. and a director of ThyssenKrupp SA.

Executive management

Executive Committee

Mick Davis
Chief Executive

Trevor Reid
Chief Financial Officer

Santiago Zaldumbide
Executive director, Chief Executive Xstrata Zinc



Peter Freyberg
Chief Executive Xstrata Coal



Peet Nienaber
Chief Executive Xstrata Alloys



Benny Levene
Chief Legal Counsel



Ian Pearce
Chief Executive Xstrata Nickel



Thras Moraitis
Executive General Manager Group Strategy and Corporate Affairs



Charlie Sartain
Chief Executive Xstrata Copper

Executive management

Xstrata Alloys
Bill Barrett, Executive Director Special Projects
Deon Dreyer, Managing Director Chrome and Vanadium
Rakesh Harribhai, Executive Director Strategy and Business Development
Jeff McLaughlan, Marketing Director
Mark Moffett, Chief Financial Officer
Ben Moolman, Managing Director Platinum
Eric Ratshikhopha, Executive Director Corporate Development
Mike Rossouw, Executive Director Operations
Susan Visser, Executive Director Sustainable Development

Xstrata Coal
Steven Bridger, Executive General Manager Wandoan and Logistics Strategy
Mick Buffier, Group Executive Corporate Affairs and Sustainable Development
Ian Cribb, Chief Operating Officer New South Wales
Mark Eames, Chief Marketing Officer
Jeff Gerard, Chief Development Officer
Murray Houston, Chief Operating Officer South Africa
Earl Melamed, Chief Financial Officer
Reinhold Schmidt, Chief Operating Officer Queensland
Jamie Frankcombe, Executive General Manager Americas
Shaun Palmer, General Manager Human Resources

Xstrata Copper
Stefan Buys, Chief Operating Officer North Chile
Roberto Darouiche, General Manager Alumbrera
Bob Drabik, Executive General Manager Project Development
Claude Ferron, Chief Operating Officer Canada
Peter Forrestal, Executive General Manager Project Evaluation
Louis Irvine, Chief Financial Officer
Steve de Kruijff, Chief Operating Officer North Queensland
José Marun, Chief Operating Officer Southern Peru
Neal O'Connor, General Counsel
Alberto Olivero, Executive General Manager Human Resources

Xstrata Nickel
Marc Boissonneault, Vice President Sudbury
Al Coutts, Executive General Manager Australasia
Dominique Dionne, Vice President Corporate Affairs
Steve Flewelling, Senior Vice President Projects and Exploration and President Falcondo
Doug McLarty, Vice President Legal
Lee Nehring, Vice President Sustainability and Human Resources
Øivind Stenstad, Managing Director Nikkelverk
Shaun Usmar, Chief Financial Officer
Michael Welch, Vice President Raglan

Xstrata Zinc
Iñigo Abarca, Chief Legal Counsel
Manuel Alvarez Dávila, Chief Operating Officer Canadian Division, Executive General Manager Corporate
Jaime Arias, Executive General Manager Spanish Operations
Jean Desrosiers, Vice President Mining Operations
Brian Hearne, Chief Operating Officer Australian Division
Juan León, Chief Financial Officer
Etienne Moller, Executive General Manager McArthur River Mine
Yves Schmidt-Beyer, Assistant to the Chief Executive
Emilio Tamargo, Executive General Manager Business Development & Research
Carl van Dyken, Executive General Manager German Operations
Neil Wardle, Executive General Manager Britannia Refined Metals

Corporate
Brian Azzopardi, Group Controller
Claire Divver, General Manager Group Corporate Affairs
Richard Elliston, Company Secretary
Glenn Field, Global Head of Internal Audit and Risk
Paul Jones, Group General Manager Sustainable Development
Phil Jones, General Manager Human Resources
Andrew Latham, General Manager and Head of Group Business Development
Hanré Rossouw, General Manager Investor Relations
Mark Sawyer, General Manager Group Business Development
Ian Wall, Group Treasurer
Jason Wilkins, Head of IT

Directors' report

Results and dividend
The Group's financial results are set out in the financial information section and in the financial review section of this report.

The Board recommends a final dividend of US$0.08 per share amounting to $233 million. There was no interim dividend declared for 2009. The shareholders will be asked to approve the dividend at the Annual General Meeting on 5 May 2010, for payment on 14 May 2010 to ordinary shareholders whose names were on the register on 23 April 2010.

Principal activities
Xstrata is a major global diversified mining group with its headquarters in Zug, Switzerland, and is listed on the London Stock Exchange and the SIX Swiss Exchange. Additional information on the Group's operations is provided in the business overview and strategy, financial review and operational review sections of this report.

Review of the business, future developments and post balance sheet events
A review of the business and the future developments of the Group is presented in the Chairman's statement, Chief Executive's report and the business review from page 44 to page 95.

A full description of acquisitions, disposals, and changes to Group companies undertaken during the year, including post balance sheet events, is included in the financial review on pages 44 to 51.

Exploration and research, development
The Group business units carry out exploration and research and development activities that are necessary to support and expand their operations.

Corporate governance
A report on corporate governance and compliance with the provisions of the Combined Code is set out on pages 108 to 115 and forms part of this report by reference.

Financial instruments
The Group's financial risk management objectives and policies, details of its financial instruments, hedging activities and its exposures to price risk, credit risk and liquidity risk are discussed on pages 44 to 51 of the financial review and in Note 37 of the financial statements.

Health, safety, environment & community (HSEC)
An overview of health, safety and environmental performance and community participation is provided throughout the Strategy section on pages 10 to 41.

Political and charitable donations
In accordance with Xstrata's corporate social involvement (CSI) policy, no political donations were made in 2009. Xstrata's corporate social involvement expenditure supports initiatives that benefit the communities local to the Group's operations in the areas of health, education, sport and the arts, community development, job creation and enterprise. In 2009, Xstrata set aside over $58.5 million for CSI initiatives. Donations during the year to UK registered charities totalled £352,937.

Employee policies and involvement
The Group's policy and performance regarding employee involvement, disabled employees, labour relations and employee share schemes is provided throughout the Strategy section on pages 10 to 41.

Appointment of directors
The directors as at 31 December 2009 were:

Director	Position	First appointed	Re-elected	
Mick Davis	Chief Executive	25 February 2002	8 May 2007	Standing for re-election
Ivan Glasenberg	Non-executive	25 February 2002	9 May 2009	
Paul Hazen	Non-executive*	25 February 2002	6 May 2008	Retiring
Peter Hooley	Non-executive*	5 May 2009		
Claude Lamoureux	Non-executive*	6 May 2008		
Sir Steve Robson	Non-executive*	25 February 2002	8 May 2007	Standing for re-election
David Rough	Deputy Chairman, Senior Independent Director and Non-executive*	1 April 2002	8 May 2007	Standing for re-election
Trevor Reid	Chief Financial Officer	25 February 2002	8 May 2009	
Ian Strachan	Non-executive*	8 May 2003	6 May 2008	
Willy Strothotte	Chairman and Non-executive	25 February 2002	6 May 2008	Standing for re-election
Santiago Zaldumbide	Executive	25 February 2002	9 May 2009	

* *Denotes independent director.*
Robert MacDonnell retired from the Board at the Annual General Meeting on 5 May 2009.

Directors' report *continued*

The rules for the replacement and appointment of directors are set out in the Articles of Association. Directors may only be appointed by the shareholders of the Company by ordinary resolution and not by the Board of Directors. Under the terms of a Relationship Agreement to which the Company is a party with Glencore International AG ('Glencore') dated 20 March 2002, Glencore, as a controlling shareholder of Xstrata, can nominate up to three directors or (if lower or higher) such number of directors equal to one less than the number of directors who are independent directors. At present, Glencore has two nominated directors on the Board, Willy Strothotte and Ivan Glasenberg.

At the forthcoming Annual General Meeting, four directors will retire and will seek reappointment to the Board: Mick Davis, David Rough, Sir Steve Robson and Willy Strothotte. Shareholders will also be asked to vote on the appointment of Dr Con Fauconnier as a non-executive director of the Company with effect from 5 May 2010. Details of the resolutions that will be put to the Annual General Meeting are given in the Notice of Annual General Meeting. Paul Hazen will retire as a non-executive director at the close of business of the Annual General Meeting.

Further details about the directors and their roles within the Group are given in the directors' biographies on pages 98 and 99.

Powers of the directors

Subject to Xstrata's Memorandum and Articles of Association, UK legislation, and to any directions given by special resolution, the business of the Company is managed by the Board which may exercise all the powers of the Company. The Articles of Association contain specific provisions concerning Xstrata's power to borrow money and also provide the power to make purchases of any of its own shares. The directors have no existing authority to purchase Xstrata's own shares. The directors have been authorised to allot and issue ordinary shares. These powers are exercised under authority of resolutions of the Company passed at its Annual General Meeting held on 5 May 2009. Further details of the authorities the Company will be seeking at the next Annual General Meeting to issue and allot ordinary shares of US$0.50 each are set out on page 106 of this report.

Directors and their interests

Details of interests in the share capital of the Company of those directors in office as at 31 December 2009 are given below. None of the shares were held non-beneficially. No director held interests in the shares of any subsidiary company.

Name of director	**Ordinary shares held beneficially as at 1 January 2009**	Ordinary shares held beneficially as at 31 December 2009
Executive		
Mick Davis	**414,489**	1,378,958
Trevor Reid	**53,763**	260,046
Santiago Zaldumbide	–	–
Non executive		
Ivan Glasenberg	–	–
Paul Hazen	**238,213**	714,639
Peter Hooley	–	–
Claude Lamoureux	**9,000**	27,000
Sir Steve Robson	–	–
David Rough	**12,999**	24,999
Ian Strachan	**14,366**	43,098
Willy Strothotte	–	–

On 18 February 2010, Mick Davis acquired a beneficial interest in 109,072 ordinary shares, and Trevor Reid acquired a beneficial interest in 54,952 ordinary shares in the Company under the Xstrata Executive Committee Bonus Plan, which shares are restricted and subject to forfeiture.

On 26 February 2010, Mick Davis acquired a beneficial interest in 32,377 ordinary shares, Trevor Reid acquired a beneficial interest in 15,100 ordinary shares and Santiago Zaldumbide acquired a beneficial interest in 33,143 ordinary shares in the Company upon the vesting of deferred bonus shares awarded under the Executive Committee Bonus Plan in 2008.

On 2 March 2010, Mick Davis acquired a beneficial interest in 330,009 ordinary shares, Trevor Reid acquired a beneficial interest in 165,005 ordinary shares and Santiago Zaldumbide acquired a beneficial interest in 375,410 ordinary shares in the Company upon the vesting of deferred bonus shares awarded under the Executive Committee Bonus Plan in 2009.

In addition to the above interests in shares, the executive directors, along with other employees, also have interests in the share capital of the Company in the form of conditional rights to free shares and options to subscribe for shares and deferred bonus shares and in the case of Mick Davis, to shares awarded under the Added Value Incentive Plan, subject to vesting. Details of these interests are disclosed in the Directors' remuneration report on pages 125 and 126.

Directors' conflicts of interest

Under section 175 of the Companies Act 2006 on 1 October 2008, a director of a company must avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the company. The duty is not infringed if the matter has been authorised by the directors of the relevant company. Under the Act, the board of directors of the relevant company has the power to authorise potential or actual conflict situations. The Board has established effective procedures to enable Xstrata's directors to notify the Company of any actual or potential conflict situations and for those situations to be reviewed and, if appropriate to be authorised by the Board, subject to conditions and for an initial period of one year. The Nominations Committee undertakes the role of reviewing notifications in detail and making appropriate recommendations to the Board regarding authorisation. Directors' conflict situations are reviewed annually. A register of authorisations is maintained.

Share capital

The ordinary issued share capital was increased on 17 December 2009 to $1,469,505,810 represented by 2,939,011,620 ordinary shares, following the issue and allotment of six million new ordinary shares of US$0.50 each to K.B. (C.I.) Nominees Limited for a consideration of GBP 62,820,000. This issue was made for the purposes of the Company's Employee Share Ownership Trust, an employees' share scheme. The six million new ordinary shares rank pari passu with the existing ordinary shares, trade on the London Stock Exchange and the SIX Swiss Exchange and were admitted to the Official List on 17 December 2009.

On 29 January 2009 the Company announced a 2 for 1 Rights Issue (the 'Rights Issue') to raise proceeds of $5.9 billion in cash. At the Extraordinary General Meeting ('EGM') held on 2 March 2009 to approve the Placing and Open Offer and the related party acquisition of Prodeco from Glencore International AG, a resolution was passed increasing the authorised share capital of the Company from $750,000,000.50 and £50,000 to $2,250,000,000 and £50,000 by the creation of an additional 3,000,000,000 ordinary shares of $0.50 each in the capital of the Company ranking pari passu in all respects with the existing ordinary shares of $0.50 each in the capital of the Company.

As a result of the passing of resolutions at the EGM on 2 March 2009, the Company issued 1,955,341,080 ordinary shares which increased the Company's issued ordinary share capital to $1,466,505,810 represented by 2,933,011,620 ordinary shares.

On 16 October 2006, the Financial Services Authority as the UK Listing Authority approved the admission to the Official List by way of blocklisting of 13,575,432 ordinary shares of US$0.50 each to be issued upon conversion of the Xstrata Capital Corporation A.V.V. 4% Guaranteed Convertible Bonds due 2017 (the 'Convertible Bonds'). On 29 April 2009 the Financial Services Authority approved the admission to the Official List by way of blocklisting of an additional 12,108,680 ordinary shares to be issued upon conversion of the Convertible Bonds as a consequence of the Rights Issue approved by shareholders at the EGM on 2 March 2009. To date 100,000 bonds have been converted into Xstrata Capital preference shares which were then exchanged into 3,620 ordinary shares of Xstrata. A further 25,680,492 ordinary shares are due to be allotted upon conversion of outstanding bonds.

The Company has in place an equity capital management programme ('ECMP') under which up to 10% of the issued share capital of the Company can be purchased in the market by Batiss Investments Limited ('Batiss'). Prior to the Rights Issue, the total number of shares held by Batiss amounted to 16,230,000 ordinary shares in the Company. Batiss received 32,460,000 nil paid rights under the Rights Issue and exercised its rights to sell 20,261,214 of these nil paid rights to fund the take up of the remaining 12,198,786 nil paid rights. As a result of the subsequent issue of 12,198,786 new ordinary shares in the Company to Batiss, its holding increased to 28,428,786 ordinary shares, 0.97% of Xstrata's current issued ordinary share capital. There have been no other dealings by Batiss during the year and to the date of this report. Batiss waives its rights to receive dividends on ordinary shares which it holds from time to time.

Share rights

The rights and obligations attached to Xstrata's ordinary shares are set out in the Articles of Association, copies of which can be obtained from Companies House in the UK or by writing to the Company Secretary. Subject to the Companies Acts (as defined in the Articles of Association), and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine or, subject to and in default of such determination, as the Board may determine.

Ordinary shares

Holders of ordinary shares are entitled to attend, speak and vote at general meetings of the Company, and to appoint proxies to exercise their rights. Holders of ordinary shares may receive a dividend and on a winding up may share in the assets of the Company.

Deferred shares

The holders of deferred shares do not have the right to receive notice of any general meeting of the Company nor the right to attend, speak or vote at any such general meeting. The deferred shares have no rights to dividends and, on a winding-up or other return of capital, entitle the holder only to the repayment of the amounts paid upon such shares after repayment of the nominal amount paid up on the ordinary shares, the nominal amount paid up on the special voting share plus the payment of GBP100,000 per ordinary share. The Company may, at its option, redeem all of the deferred shares in issue at any time (but subject to the minimum capital requirement of the Companies Act 2006) at a price not exceeding GBP1.00 for each share redeemed to be paid to the relevant registered holders of the shares.

Special voting share

Certain rights, that are inalienable under Swiss law, have been preserved in the Xstrata plc Articles of Association by creating a special voting share that carries weighted voting rights sufficient to defeat any resolution which could amend or remove these entrenched rights. The holder of the special voting share is the Law Debenture Trust Corporation plc which has entered into a voting agreement with the Company, specifying the conditions upon which it is entitled to exercise its right to vote. The special voting share does not carry a right to receive dividends and is entitled to no more than the amount of capital paid up in the event of liquidation.

Shares held by Xstrata plc Employee Share Ownership Trusts

At 31 December 2009, the trustee of the Xstrata plc Employee Share Ownership Trusts, which is an independent trustee, held 12,195,354 shares under the terms of the trusts for the benefit of employees and former employees of the Company. The trusts are discretionary trusts and the shares are held to meet employees' entitlements under the Company's Long Term Incentive Plan and Executive Committee Bonus Plan. Employees have no voting rights in relation to the shares while they are held in trust. The trustee has full discretion to exercise the voting rights or to abstain from voting. Shares acquired by employees through the Company's Long Term Incentive Plan rank pari passu with shares in issue and have no special rights. The trustee of the Employee Share Ownership Trusts waives its right to receive dividends on ordinary shares which it holds from time to time.

Voting rights

Subject to the rights and restrictions attached to any class of shares:

(i) on a show of hands, every member present in person or by proxy has one vote (save that neither the holder of the special voting share nor any holder of deferred shares shall be entitled to vote) and a proxy appointed by a member on behalf of such member's shareholding shall also have one vote;

(ii) on a poll:

(A) every member present in person or by proxy (except the holder of the special voting share and any holder of the deferred shares shall have:

(i) one vote for each fully paid share; and

(ii) for each partly-paid share, such proportion of the votes attached to a fully paid share as would mean that such proportion is the same as the proportion of the amount paid up on the total issue price of that share;

(B) the holder of the special voting share shall, on an Entrenched Rights Action, have enough votes to defeat the resolution but, on all other decisions, shall have no votes; and

(C) the holders of the deferred shares shall not be entitled to vote.

Restrictions on transfer of shares

(i) There are no restrictions on the transfer of ordinary shares in the Company other than:
the right of the Board to refuse to register the transfer of a certificated share which is not a fully paid share provided that the refusal does not prevent dealings in shares of that class in the Company from taking place on an open and proper basis. The Board may also refuse to register the transfer of a certificated share, unless the instrument of transfer (a) is lodged, duly stamped (if applicable) with the Company and (except where the shares are registered in the name of a recognised person and no certificate shall have been issued therefore is accompanied by the relevant share certificate and such other evidence of the right to transfer as the Board may require; (b) is in respect of one class of share only; and (c) is in favour of not more than four persons;

(ii) pursuant to Xstrata's share dealing code whereby the directors of the Company require and employees may require approval to deal in Xstrata's shares;

(iii) certain restrictions may from time to time be imposed by laws and regulations (for example, insider trading laws); and

(iv) where a person whose shares represent at least a 0.25% interest in Xstrata's shares, has been served with a disclosure notice and has failed to provide the Company with information concerning interests in those shares, except as otherwise provided in the Articles.

The Company is not aware of any arrangements between shareholders that may result in restrictions on the transfer of ordinary shares and for voting rights.

The Board shall decline to register any transfer of the special voting share unless approved in accordance with a voting deed between the Company and the holder of the special voting share.

Major interests in shares

On 2 March 2010, the following major interests in the ordinary issued shares of US$0.50 each of the Company had been notified to the Company:

Name of shareholders	Number of ordinary shares of US$0.50 each	% of ordinary issued share capital
Glencore International AG, Zug*	**1,010,403,999**	34.38
BlackRock, Inc	**175,809,581**	5.98
Capital Research and Management	**145,466,653**	4.94
AXA S.A.	**88,770,657**	3.02

* *The voting rights comprised in this interest are directly controlled by Finges Investment B.V., a wholly owned subsidiary of Glencore International AG.*

Directors' liabilities

The Company has granted qualifying third party indemnities to each of its directors against any liability which attaches to them in defending proceedings brought against them, to the extent permitted by the Companies Acts. In addition, directors and officers of the Company and its subsidiaries are covered by Directors & Officers liability insurance.

Creditor payment policy and practice

In view of the international nature of the Group's operations there is no specific Group-wide policy in respect of payments to suppliers. Individual operating companies are responsible for agreeing terms and conditions for their business transactions and ensuring that suppliers are aware of the terms of payment. It is Group policy that payments are made in accordance with those terms, provided that all trading terms and conditions have been met by the supplier.

Xstrata plc is a holding company with no business activity other than the holding of investments in the Group and therefore had no trade creditors at 31 December 2009.

Articles of Association

Xstrata's Articles of Association (adopted by special resolution on 19 March 2002 and amended by special resolutions passed on 9 May 2005 and 6 May 2008) may only be amended by special resolution at a general meeting of the shareholders.

Significant agreements

The Companies Act 2006 requires the Company to disclose the following significant agreements that contain provisions entitling the counterparties to exercise termination or other rights in the event of a change of control of the Company:

Relationship Agreement
The Company is party to the Relationship Agreement with Glencore International AG ('Glencore') dated 20 March 2002. The Agreement regulates the continuing relationship between the parties. In particular it ensures that (a) the Company is capable of carrying on its business independently of Glencore as a controlling shareholder (as such term is defined in the Agreement); (b) transactions and relationships between Glencore (or any of its subsidiaries or affiliates) and the Company are at an arm's length and on normal commercial terms; (c) Glencore shall be entitled to nominate up to three directors or (if lower or higher) such number of directors equal to one less than the number of directors who are independent directors; and, (d) directors of the Company nominated by Glencore shall not be permitted to vote on any Board resolution, unless otherwise agreed by the independent directors, to approve any aspect of the Company's involvement in or enforcement of any arrangements, agreements or transactions with Glencore or any of its subsidiaries or affiliates. It is expressed that the Agreement terminates in the event that Glencore ceases to be a controlling shareholder of the Company following a sale or disposal of shares in the Company or if the company ceases to be listed on the Official List and traded on the London Stock Exchange.

$4.68 billion syndicated facility
On 25 July 2007, Xstrata (Schweiz) AG and Xstrata Finance (Canada) Limited entered into a $4.68 billion multicurrency revolving loan facility agreement with, amongst others, Barclays Capital and The Royal Bank of Scotland plc (as arrangers and bookrunners), Barclays Bank plc (as the facility agent) and the banks and financial institutions named therein as lenders (the 'Syndicated Facilities Agreement').

Upon a change of control, no borrower may make a further utilisation unless otherwise agreed. The majority lenders, as defined in the agreement, can also require that the Syndicated Facilities Agreement is immediately terminated and declare that all outstanding loans, become immediately payable. Alternatively, if the majority lenders do not require cancellation, but a specific lender does on the basis of internal policy, that particular lender can require that its commitments are cancelled and all amounts outstanding in respect of that lender's commitments shall become immediately payable.

$500 million notes due 2037
On 30 November 2007, Xstrata Finance (Canada) Limited issued $500 million 6.90% notes due 2037, guaranteed by the Company, Xstrata (Schweiz) AG and Xstrata Finance (Dubai) Limited. The terms of these notes require Xstrata Finance (Canada) Limited to make an offer to each noteholder to repurchase all or any part of such holder's notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the notes so repurchased plus any accrued and unpaid interest on the principal amount of the notes repurchased to the date of repurchase, if both of the following occur:

1) a change of control (as defined in the terms and conditions of the notes) of Xstrata; and
2) the notes are rated below investment grade by each of Moody's and S&P on any date from 30 days prior to the date of the public notice of an arrangement that could result in a change of control (as defined in the terms and conditions of the notes) until the end of the 60-day period following public notice of the occurrence of a change of control.

€750 million notes due 2011
On 23 May 2008, Xstrata Canada Financial Corporation issued €750,000,000 5.875% guaranteed notes due 2011, €600,000,000 6.25% guaranteed notes due 2015 and £500,000,000 7.375% guaranteed notes due 2020 (the '2008 MTN Notes'). The 2008 MTN Notes are guaranteed by each of Xstrata plc, Xstrata (Schweiz) AG, Xstrata Finance (Dubai) Limited and Xstrata Finance (Canada) Limited and were issued pursuant to the $6,000,000,000 Euro Medium Term Note Programme.

Pursuant to the terms and conditions of the 2008 MTN Notes, if:

1) a change of control occurs (as defined in the terms and conditions of the 2008 MTN Notes); and
2) the 2008 MTN Notes carry, on the relevant announcement date of the change of control:
    a) an investment grade credit rating and such rating is either downgraded to a non-investment grade credit rating or is withdrawn; or
    b) a non-investment grade credit rating and such rating is downgraded by one or more notches or is withdrawn; or
    c) no credit rating and a negative rating event (as defined in the terms and conditions of the 2008 MTN Notes) occurs, each holder has the option to require Xstrata Canada Financial Corp. to redeem such 2008 MTN Notes in cash at the principal amount plus interest accrued to (but excluding) the date of redemption.

$5.459 billion revolving loan facility
On 1 October 2008, the Company entered into a $5 billion multicurrency revolving loan facility agreement with, amongst others, Barclays Bank plc (as the facility agent) and the banks and financial institutions named therein as lenders. This agreement contains change of control provisions, in substance, identical to those set out in the above referenced Syndicated Facilities Agreement.

Xstrata Plc Long Term Incentive Plan
The rules of Xstrata's employee share plans set out the consequences of a change of control of the Company on employees' rights under the plans. Generally such rights will vest on a change of control and participants will become entitled to acquire shares in the Company or, in some cases, to the payment of a cash sum of equivalent value.

Directors' report *continued*

Annual General Meeting

The Annual General Meeting (AGM) of the Company will be held at Congress Center Metalli Zug, Industriestrasse 14, 6300 Zug Switzerland on 5 May 2010 at 11 a.m. (Central European Summer Time). A live webcast will be provided of the Annual General Meeting through Xstrata's website www.xstrata.com. A telephone dial-in facility will also be provided on a listen-only basis. Further details of the dial-in facility and webcast will be available from Xstrata's website www.xstrata.com at least one week in advance of the meeting.

Special business at the AGM

The Notice convening the meeting is sent to shareholders separately with this report. Resolutions 1 to 9 are termed ordinary business while resolutions 10 to 13 are special business. These resolutions are:

Resolution 10, which will be proposed as an ordinary resolution, seeks to authorise the directors to allot shares (including treasury shares) in the Company or grant rights to subscribe for, or convert any security into, shares in the Company:

(A) up to an aggregate nominal value of $489,835,270, which is equal to approximately one-third (33.33%) of Xstrata's issued ordinary share capital as at 2 March 2010; and

(B) comprising equity securities (as defined in the Companies Act 2006) up to a maximum nominal amount of $979,670,540 which is equal to approximately two thirds (66.7%) of Xstrata's issued ordinary share capital as at 2 March 2010 in connection with an offer by way of a rights issue.

The authority extends until the end of the next AGM. The Board does not have any present intention of exercising this authority other than for the purposes of Xstrata's employee share schemes.

This authority is in accordance with revised guidelines on share allotments issued by the Association of British Insurers following a report of the Rights Issue Review Group. Based on these guidelines, the cap on the annual allotment authority under section 551 of the Companies Act 2006 has been increased from one-third to two-thirds of issued share capital but the amount of any authority above one-third has to be applied only to fully pre-emptive rights issues, and can be raised for one year only.

Resolution 11, which will be proposed as a special resolution, will empower the directors to issue equity securities for cash without the application of pre-emption rights. Other than in connection with a rights, scrip dividend, or other similar issue, the authority contained in this resolution will be limited to a maximum nominal amount of $73,475,290, which represents approximately 5%. of the issued ordinary share capital as at 2 March 2010. This authority extends until the end of the next AGM.

The Board intends to follow the provisions of the Financial Reporting Council's Pre-Emption Group statement of principles regarding the issue of not more than 7.5% of Xstrata's ordinary share capital for cash other than to existing shareholders in any rolling three year period.

It is proposed in resolution 12, a special resolution, to reduce the notice period required for an extraordinary general meeting (as defined in the Company's Articles of Association) to 20 clear days. Changes made to the Companies Act 2006 by the Companies (Shareholders' Rights) Regulations 2009 (the 'Shareholders' Rights Regulations') allow the notice period required for extraordinary general meetings to be less than 21 clear days but not less than 14 clear days with shareholders' approval. Approval would be effective until the next AGM, when it is intended that a similar resolution will be proposed for shareholders' approval.

Resolution 13 will be proposed as a special resolution to approve the amendment of the Articles of Association, primarily to reflect the implementation of the Shareholders' Rights Directive in the United Kingdom in August 2009 and the remaining provisions of the Companies Act 2006 which came into effect on 1 October 2009. An explanation of the proposed amendments to the Articles is given in the circular contained within the Notice convening the AGM.

Electronic proxy voting

Registered shareholders have the opportunity to submit their votes (or abstain) on all resolutions proposed at the AGM by means of an electronic voting facility operated by Xstrata's Registrar, Computershare Investor Services plc. This facility can be accessed by visiting www-uk.computershare.com/Investor/Proxy/. As usual, paper proxy cards will be distributed to all registered shareholders with the Notice of Annual General Meeting.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored member and those CREST members who have appointed one or more voting service provider(s) should refer to their CREST sponsor or voting service provider(s) who will be able to take the appropriate action on their behalf. The Company may treat as invalid a CREST proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Electronic copies of the annual review and financial statements 2009 and other publications

A copy of the 2009 Annual Report (which includes the Annual Review and Financial Statements, Directors' Report, Corporate Governance Report and Directors' Remuneration Report), the Notice of the Annual General Meeting, the 2009 Sustainability Report (available in early April) and other corporate publications, reports, press releases and announcements are available on Xstrata's website at www.xstrata.com.

Auditors

A resolution will be put to the members at the forthcoming Annual General Meeting to reappoint Ernst & Young LLP as auditors and to authorise the Board to determine the auditor's remuneration.

Disclosure of information to auditors

Having made enquiries of fellow directors and of Xstrata's auditors, each director confirms that so far as each director is aware, there is no relevant audit information of which Xstrata's auditor is unaware and each director has taken all the steps that he ought to have taken as a director in order to make himself aware of any relevant audit information and to establish that Xstrata's auditor is aware of that information.

Going concern

The directors believe, after making inquiries that they consider to be appropriate, that the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the financial statements.

The directors have made this assessment after consideration of the Company's budgeted cash flows and related assumptions, undrawn debt facilities, debt maturity review, analysis of debt covenants and in accordance with Going Concern and Liquidity Risk: Guidance for Directors of UK Companies 2009 published by the Financial Reporting Council.

By order of the Board.

Richard Elliston
Company Secretary
2 March 2010

Corporate governance report

The Combined Code

The Board is fully committed to the principle of best practice in corporate governance. This report describes how the Company has applied the main principles of the Combined Code on Corporate Governance issued by the Financial Reporting Council on June 2008 (the 'Code'). During the year under review, the Company has complied with the provisions contained in Section 1 of the Combined Code, except, with regard to membership of the Remuneration Committee (Code Provision B.2.1) as the Chairman of the Committee is not considered independent. This point is addressed below in the description of the work of the Remuneration Committee on page 113. The Combined Code is available at www.frc.org.uk

Disclosure rules and transparency rules ('DTR')

The information required by DTR 7.2.6 regarding share capital required under paragraph 13 of Schedule 7 to the Large and Medium-sized Companies and Group (Accounts and Reports) Regulations 2008 is included in the Directors' report on pages 102 to 104.

Directors

The Board

The Board is satisfied that it meets the requirements of the Code in maintaining an effective Board which is collectively responsible for the success of the Company.

The Board, chaired by Willy Strothotte, has 11 directors, comprising three executive directors and eight non-executive directors. The three executive directors are Mick Davis, the Chief Executive, Trevor Reid, Chief Financial Officer, and Santiago Zaldumbide, Chief Executive of Xstrata Zinc. David Rough, an independent, non-executive director is the Deputy Chairman and Senior Independent Director. At the Annual General Meeting on 5 May 2009, Peter Hooley was elected a director of the Company and Robert MacDonnell retired from the Board. There were no other changes to the membership of the Board during the year. The non-executive directors possess a range of experience and are of sufficiently high calibre to bring independent judgement to bear on issues of strategy, performance, and resources that are vital to the success of the Group.

Matters reserved for the Board

The Board is responsible for the governance of the Group on behalf of shareholders within a framework of policies and controls which provide for effective risk assessment and management

The Board provides leadership and articulates the Company's objectives and strategy to achieve those objectives

The Board sets standards of conduct, as documented in an approved Statement of Business Principles, which provide an ethical framework for all Xstrata businesses

While the Board focuses on strategic issues, financial performance, risk management and critical business issues, it also has a formal schedule of matters specifically reserved to it for decision. These reserved matters which are documented in a comprehensive regime of authorisation levels and prior approval requirements for key corporate decisions and actions, are reviewed and updated annually by the Board. Such matters reserved to the Board include, but are not limited to, approval of budgets and business plans, major capital expenditure, major acquisitions and disposals, and other key commitments. Certain powers are delegated by the Board to an Executive Committee which is a Committee of the Board of Xstrata (Schweiz) AG, the main operating subsidiary of Xstrata plc. This Committee and a description of its powers are described on page 115.

The Company has a policy based on the Model Code published in the Listing Rules, which covers dealings in securities and applies to directors, persons discharging managerial responsibilities, and employee insiders.

Six scheduled Board meetings were held during the year and one additional meeting was held. Attendance by directors at Board meetings and at meetings of standing committees of the Board is shown below. In addition, the Chairman held a separate meeting with the non-executive directors without the executive directors being present and the non-executive directors held a separate meeting without the Chairman being present. All Board meetings are held in Switzerland. There are four formally constituted committees of the Board. Details of attendance at Board and committee meetings are given below. The role and work of these committees is described in detail on pages 112 to 115.

Attendance at Board meetings and committees of the Board

Director	Board (7 of which 6 were scheduled)	Audit (4)	Remuneration (2)	Health, Safety, Environment & Community (4)	Nominations (4)
Mick Davis	7	–	–	4	–
Ivan Glasenberg	6	–	–	–	3
Paul Hazen	7	–	2	–	–
Peter Hooley*	4 out of 5	1 out of 2	–	–	–
Claude Lamoureux	7	4	–	4	–
Robert MacDonnell#	2 out of 2	–	–	–	–
Sir Steve Robson	7	4	–	–	3 out of 3
David Rough	7	4	2	4	4
Trevor Reid	7	–	–	–	–
Ian Strachan	7	4	–	4	–
Willy Strothotte	7	–	2	–	–
Santiago Zaldumbide	7	–	–	–	–

* *Elected on 5 May 2009.*
\# *Retired on 5 May 2009.*

Chairman and Chief Executive

A clear separation is maintained between the responsibilities of the Chairman and the Chief Executive. This is documented in a statement approved by the Board. The Chairman is responsible for leadership of the Board and creating the conditions for overall Board and individual director effectiveness while the Chief Executive is responsible for overall performance of the Group including the responsibility for arranging the effective day-to-day management controls over the running of the Group.

Board balance


Independent directors
Non-Independent directors
– 3 executive directors
– 2 non-executive directors
5
6

Board balance and independence

Of the eight non-executive directors, six are considered by the Board to be independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement and two, Willy Strothotte and Ivan Glasenberg are directors of Glencore International AG ('Glencore'). Willy Strothotte is Chairman and Ivan Glasenberg is Chief Executive Officer of Glencore. The Board has considered these associations and considers the industry expertise and experience of these directors beneficial to the Group.

David Rough is the Deputy Chairman and the Senior Independent Director. His role and responsibilities as the Senior Independent Director are detailed in and formalised by Board resolution and, in summary, are that he should be available to shareholders to discuss their concerns where the normal channels would not be appropriate for this purpose, to have contact with analysts and major shareholders to obtain a balanced understanding of their issues and concerns, to chair the Nominations Committee and to lead the Board and director appraisal process.

Appointments to the Board

A search for a new independent non-executive director was conducted by the Nominations Committee. Given the mandate from the Board for appointment of a director with an executive mining background, it was felt that Board members were capable of proposing to the Committee a wider selection of candidates with the required experience than would be possible by an external search consultancy. As a result, the Committee was able to recommend that Dr Con Fauconnier be invited to join the Board as an independent non-executive director and will be proposed by the Board for election by the shareholders at the Annual General Meeting on 5 May 2010. He has agreed to act as an independent external consultant to the Board with effect from 1 February 2010 until his election. Dr Fauconnier was Managing Director of Iscor Mining in 1999, before being appointed as Chief Executive of Kumba Resources Limited in 2001. From 2006 until his retirement in August 2007, he served as Chief Executive Officer of Exxaro Resources Limited, a newly formed company from the merger of Eyesizwe Mining and the non-iron ore assets of Kumba Resources. The Board is confident that Dr Fauconnier will make a significant contribution to the Group.

Information and professional development

As part of the annual Board evaluation process, the Board expressed its satisfaction that the information provided in the Board papers is of the right quality, format and length to allow a full understanding of all the relevant issues with respect to the matters under consideration and was satisfied that the Board is kept informed of all areas of major importance to the Company. The Board is provided periodically with reports on changes in UK laws and regulation and Glencore's representative directors brief the Board on market conditions and developments. The Board is also kept informed through circulated monthly reports.

All directors are made aware that they may take independent professional advice at the expense of the Company in the furtherance of their duties. All directors had access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that all governance matters are complied with and assists with professional development as required.

New directors receive a full, formal and tailored induction on joining the Board. In addition, ongoing support and resources are provided to directors in order to enable them to extend and refresh their skills, knowledge and familiarity with the Company. Professional development and training is provided in three complementary ways: regular updating with information on changes and proposed changes in laws and regulations affecting the Group or its businesses; arrangements, including site visits, to ensure directors are familiar with the Group's operations; and opportunities for professional and skills training.

Performance evaluation

The Board evaluation this year comprised two questionnaires completed by each director: one on the performance of the Board and its committees; and the other, an individual director appraisal by the other directors. The process was overseen by the Senior Independent Director with the support of the Company Secretary. In general, directors were very satisfied with the Board's performance and there were no serious issues raised regarding the Board's performance that needed to be addressed. The Audit Committee regularly reviews major Group and Business Unit risks, mitigating actions, and the Group-wide process of identifying risk, and the outcome of the Audit Committee's review is communicated to the Board. As a result of the evaluation, it was agreed that in future the full Board should take ownership of the responsibility for risk. The full Board will receive copies of the Group and Business Unit Risk Registers and these will be reviewed in the context of Group and Business Unit strategy and planning discussions at Board meetings. Another result of the evaluation was that, given the complexity of remuneration policies and packages across the Group, a full presentation outlining and explaining remuneration policies in the Group will be given annually to the full Board.

It was agreed that the Board evaluation in 2010 will be conducted by an external evaluator.

Corporate governance report *continued*

Re-election of directors

Under the Articles, one third of all directors are required to retire by rotation at each Annual General Meeting and any director who, at the start of an Annual General Meeting, has been in office for more than three years since his election must retire. Retiring directors may offer themselves for re-election. The succession plan was updated and approved by the Board during the year to ensure there was a balance of skills and experience on the Board and to plan for an orderly refreshing of Board membership. It is proposed that Mick Davis, David Rough, Sir Steve Robson and Willy Strothotte will retire and will offer themselves for re-election at the Annual General Meeting on 5 May 2010. Following the appraisal of the non-executive directors, the Board was satisfied that each director's performance continues to be effective and that each director continues to demonstrate commitment to the role, and recommended the re-election of the directors. Paul Hazen will retire from the Board at the Annual General Meeting.

Remuneration

Remuneration is covered in the Remuneration Report on pages 116 to 127 and a description of the work of the Remuneration Committee, on pages 113 and 114.

Accountability and audit

Financial reporting

The Board is mindful of its responsibility to present a balanced and clear assessment of the Company's position and prospects and the Board is satisfied that it has met this obligation. This assessment is primarily provided in the Chairman's statement, the Chief Executive's report and the operating and financial review contained in this report. The statement of directors' responsibilities in respect of the Group and Parent Company financial statements is set out on page 130.

Internal control

General

The Board annually reviews the effectiveness of the Group's system of internal control and relies on reviews undertaken by the Audit Committee (supported by the Business Unit Audit Committees) with respect to the Group's compliance with the Turnbull Guidance with specific reference to risk management and internal control systems. In the future, it has been agreed that the full Board will take responsibility for risk, as a result of the recent Board evaluation.

An ongoing process has been established for identifying, evaluating and managing the significant risks faced by the Group. This process has been in place throughout the year under review and up to the date of the approval of the annual report and financial statements. The Audit Committee reviews this process and the effectiveness of the system of internal control by considering the regular reports from management on key risks, mitigating actions and internal controls, management representations and assertions and the reports on risk management and internal control from Internal Audit, the External Auditors and other assurance providers such as sustainable development management.

The principal aim of the system of internal control is the management of business risks that are significant to the fulfilment of the Group's business objectives with a view to enhancing the value of the shareholders' investment and safeguarding of assets. The internal control systems have been designed to manage rather than eliminate the risk of failure to achieve business objectives and provide reasonable but not absolute assurance against material misstatement or loss. The directors confirm that they have reviewed the effectiveness of the system of internal control.

This review excludes associates of the Group as Xstrata management does not have the ability to dictate or modify the internal controls of these entities.

Control environment

The key elements and procedures that have been established to provide an effective system of internal control are as follows:

(i) Organisational structure

There is a well-defined organisational structure with clear operating procedures, lines of responsibility and delegated authority.

The way the Group conducts its business, expectations of management and key accountabilities are embodied in the Group's policies, its Statement of Business Principles and Board Level Authority Limits.

The Group operates a decentralised management model with appropriate authority delegated to Commodity Business Unit Boards for the Alloys, Coal, Copper, Nickel and Zinc/Lead businesses. The Business Units are responsible for profitability to the level of earnings before interest and taxation (EBIT). Business Unit Boards meet regularly and either the Group CEO or CFO attend as representatives of Head Office. The Board sets overall policy and authority to implement that policy is delegated to its commodity business units and supporting functions.

Group policies are established by head office management for application across the whole Group.

(ii) Risk identification and evaluation

The Board considers effective risk management as essential to the achievement of the Group's objectives and has implemented a structured and comprehensive system across the Group. The Group Risk Management Policy is published on the Xstrata website at www.xstrata.com as part of the Governance section.

The Xstrata approach to risk management is value-driven and has the stated objective of ensuring 'an environment where we can confidently grow shareholder value through developing and protecting our people, our assets, our environment and our reputation'. The process is thorough and robust and is an essential element of the Group's approach to business planning.

The head office and each commodity business unit carry out a comprehensive annual risk review and update their risk registers accordingly. Objectives in the business plan are aligned with risks and a summary of the key risks, related internal controls, accountabilities and further mitigating actions that are planned is appended to the business plan that is reviewed and approved by the Executive Committee and reviewed by the Board.

Progress against plans, significant changes in the business risk profile and actions taken to address controls and mitigate risks are reported quarterly to the Business Unit and Xstrata plc Audit Committees, as well as to the Executive Committee and the Board as and when necessary.

The output of the process has been reviewed by the Group and commodity business unit audit committees, and accords with the Turnbull Guidance.

(iii) Information and financial reporting systems
The Group's comprehensive planning and financial reporting procedures include detailed operational budgets for the year ahead and a plan for the following two years. The Board reviews and approves the three-year budget and plan. Plans and budgets are prepared on the basis of consistent economic assumptions determined by the Group Finance function. Performance is monitored and relevant action taken throughout the year through the monthly reporting of key performance indicators, updated forecasts for the current and subsequent two years together with information on the key risk areas.

Comprehensive monthly management reports on a divisional and consolidated basis, including updated forecasts for the year, are prepared and presented to the Executive Committee by the Group Controller. Detailed consolidated management accounts, together with an executive summary from the Chief Executive, are circulated to all directors on a monthly basis.

(iv) Investment appraisal
A budgetary process and authorisation levels regulate capital expenditure. For expenditure beyond specified levels, detailed written proposals are submitted to the Business Unit Chief Executive, Business Unit Executive Committee, Group Chief Executive, Exco or the plc Board in accordance with Board delegated authority limits. Calculations of net present value (NPV) and internal rates of return (IRR), and return on capital employed (ROCE) and sustainable development assessments are carried out as part of the process. Economic numbers used reflect the latest forward prices where possible for the short and medium term, and centrally agreed long-term assumptions. Reviews are carried out after the project is complete, and for some projects during the construction period, to monitor progress against plan; major overruns and non-conformance to sustainable development goals are investigated. Commercial, legal, financial and sustainable development due diligence work, using outside consultants, is undertaken in respect of acquisitions as appropriate.

(v) Treasury Committee
A Treasury Committee operates as a sub-committee of the Xstrata (Schweiz) AG Executive Committee. Its membership consists of the Chief Executive, the Chief Financial Officer, the Group Treasurer and Group Controller. The Committee recommends Group policy, which is submitted to the Group Board for approval, relating to all aspects of funding, management of interest rate and foreign exchange exposures and it coordinates relationships with banks, rating agencies and other financial institutions. The Committee monitors all significant treasury activities undertaken by Group companies and ensures compliance with Group policy.

(vi) Internal audit
Internal Audit is an important element of the overall process by which the Executive Committee and the Board obtains the assurance it requires that risks are properly identified, evaluated and managed. Risk-based internal audit plans, prepared on an annual basis, are submitted to the Audit Committee for approval.

The Group-wide internal audit function is supplemented by external service providers when the required expertise is not available in-house.

(vii) Fraud management
There is a formal Group policy relating to fraud management, including reporting and investigation arrangements and, in line with best practice, includes whistleblowing procedures. There are independently operated confidential hotlines in various countries in which the Group operates, through which employees or contractors or any other parties can report any breach of Xstrata's Business Principles, including fraud. The contact details are published in the Statement of Business Principles which can be found on the Xstrata website at www.xstrata.com/sustainability/policies/businessprinciples. All incidents reported are fully investigated and the results are reported to the Audit Committee.

Relations with shareholders

Dialogue with shareholders

The Board places considerable importance on effective communication with shareholders. The Chief Executive and Chief Financial Officer, assisted by the Executive General Manager of Corporate Affairs, maintain regular dialogue with and give briefings throughout the year to analysts and institutional investors and are involved in a structured programme of investor, analyst and media site visits. Presentations are given by the Chief Executive and Chief Financial Officer after Xstrata's preliminary announcements of the year-end results and at the half year. Care is taken to ensure that any price-sensitive information is released to all shareholders, institutional and private, at the same time in accordance with the Disclosure and Transparency Rules and the SIX Swiss Exchange requirements.

The Senior Independent Director was available to shareholders for any concern which contact with the Group Chairman, Chief Executive or Chief Financial Officer failed to resolve or for which such contact was inappropriate. All shareholders can obtain access to the annual reports and other current information about the Company through Xstrata's website at www.xstrata.com. The operating and financial reviews on pages 44 to 95 include a detailed report on the business and future developments.

Corporate governance report *continued*

Constructive use of the Annual General Meeting

All directors normally attend Xstrata's Annual General Meeting (AGM) and shareholders are invited to ask questions during the meeting and to meet directors after the formal proceedings have ended. At the time of the listing in March 2002, shareholders in the old Xstrata AG were informed that the Company would offer shareholders the opportunity to attend general meetings in Switzerland where the head office resides, even though the Company was incorporated and has its registered office in England. Given this history and the number of shares still held in or through Switzerland, the Board continues to consider it is appropriate for the AGM, to be held in Zug, Switzerland. The Board uses the AGM to communicate with institutional and private investors and welcomes their participation. At the AGM on 5 May 2009, the Chairman and the Chairmen of the Audit, Remuneration, Nominations and HSEC Committees were present to answer questions. Details of the resolutions to be proposed at the AGM on 5 May 2010 can be found in the Notice of the Meeting. From the 2009 AGM onwards, the Board has determined that voting on all resolutions at the AGM will be by way of a poll, each member present in person or by proxy has one vote for each fully paid ordinary share of which she/he is a holder.

Board committees

The terms of reference of the Audit, Remuneration, Nominations and HSEC Committees are available on the Company's website www.xstrata.com.

The Audit Committee comprises five independent non-executive directors.

Audit Committee

Audit Committee members:
Sir Steve Robson *(Chairman)*
Peter Hooley
Claude Lamoureux
David Rough
Ian Strachan

Audit Committee responsibilities:
The Audit Committee assists the Board in discharging its responsibilities with regard to financial reporting, external and internal audits and controls, including reviewing Xstrata's annual financial statements, considering the scope of the Company's annual external audit and the extent of non-audit work undertaken by external auditors, approving the Company's internal audit programme, advising on the appointment of external auditors and reviewing the effectiveness of the Company's internal control systems, risk management systems, risk registers and the Group's whistleblowing procedures.

While all members of the Committee are financially literate, Peter Hooley is considered by the Board to have recent and relevant financial experience.

The Chief Executive, the Chief Financial Officer, the Group Controller, representatives of Xstrata's external auditors and the Head of Internal Audit normally attend the meetings. Other directors of the Company and senior management may also, on invitation by the Committee, attend and speak, but not vote at any meeting of the Audit Committee. In order to further enhance communication and best practice, the chairmen of the Company's Business Unit Audit Committees and the chief executives of the business units are also invited to attend the Audit Committee meetings on a rotational basis. The Audit Committee reports its activities and makes recommendations to the Board. The Audit Committee met four times during the year ended 31 December 2009.

A member of the Audit Committee also attends the meetings of the business unit audit committees to help promote a co-ordinated and consistent approach among the Group's audit committees.

During that year the Committee:

(a) approved the 2008 Preliminary Results announcement and in the context of a proposed Rights Issue, and reviewed management's impairment testing in detail. The Committee believed that the positions taken and amounts recorded were appropriate and that assumptions were reasonable and within the range of the latest forecasts, where available;

(b) reviewed the 2008 annual financial statements and the external auditor's detailed reports thereon including the appropriateness of the Xstrata Group's accounting policies, the Litigation Report, the 'going concern' statement, banking covenants and asset impairment charges, and recommended approval by the Board;

(c) reviewed the external auditor's plan and scope for the audit of the Xstrata Group accounts, and approved their remuneration both for audit and non-audit work, and their terms of engagement;

(d) reviewed the 2009 interim financial statements;

(e) at the meeting of the Committee in December 2009, reviewed a $1.9 billion post-tax impairment charge for Xstrata Nickel's Canadian, Norwegian and Australian operations;

(f) recommended to the Board the reappointment of the external auditors following an evaluation of their effectiveness and confirmation of auditor objectivity and independence. The overall effectiveness of the auditors was rated highly;

(g) considered the results of the FRC's Audit Inspection Unit review of the audit of the Company's 2007 financial statements;

(h) examined the effectiveness of the Company's risk management system including its risk management process and profile, the Company's internal control systems and operations which were examined and tested by the internal auditors;

(i) reviewed the structure and limits of the Xstrata Group insurance policies, and considered these to be appropriate;

(j) reviewed and approved the internal audit plans for 2010, the effectiveness of the internal audit function and, at each meeting, reviewed the reports on findings and on progress against recommendations. At each meeting, the Audit Committee also reviewed a report on major projects in terms of achievement of agreed control objectives and project management delivery targets;

(k) reviewed an Ore Reserves and Mineral Resources Report, reviewed by an independent expert to ensure consistency of reporting across the Group and with international standards;

(l) approved a statement on the process by which the Audit Committee and Xstrata's Board review the effectiveness of internal control; and

(m) reviewed the whistleblowing arrangements, and the report on whistleblowing and fraud-related matters.

Following each Committee meeting, separate meetings were held by the Committee with the external auditors in the absence of executive management, with executive management in the absence of the external auditors and with the internal auditor in the absence of executive management and the external auditors.

The Group has a specific policy governing the conduct of non-audit work by the external auditors which ensures that the Company is in compliance with the requirements of the Combined Code and the Ethical Standards for Auditors published by the Auditing Practices Board.

The auditors are permitted to provide non-audit services that are not in conflict with auditor independence. Six-monthly reports are made to the Audit Committee detailing non-audit fees paid to both the external and internal auditors. However, prior approval of the Audit Committee is required for each specific service provided by the external auditors. A range of non-audit services has been pre-approved in principle by the Audit Committee. However, where the fee is likely to be in excess of US$100,000 for such services, specific re-approval is required, while prior approval of the Chief Financial Officer is required for those pre-approved services where the fee is likely to be less than US$100,000.

The Audit Committee is supported and assisted in its work by separate Audit Committees for each Commodity Business Unit in line with the decentralised commodity business unit model. The Business Unit Audit Committees are independent of the executive management of the Business Unit and are chaired by suitably qualified individuals independent of Xstrata. The terms of reference of these Committees follow those of Xstrata's Audit Committee. Meeting dates precede those of Xstrata's Audit Committee and minutes of their meetings are circulated to Xstrata's Audit Committee.

Remuneration Committee

Remuneration Committee members:
Willy Strothotte *(Chairman)*
David Rough *(Independent)*
Paul Hazen *(Independent)*

Remuneration Committee responsibilities:
The principal roles of the Remuneration Committee are: (i) to consider and determine all elements of the remuneration of the Chief Executive and Chief Financial Officer and of the heads of the major operating subsidiaries or business units of the Company (the 'Executive Group') as defined by the Chief Executive; and (ii) to determine targets for any performance-related pay schemes operated by the Company. At its meetings, the Remuneration Committee makes recommendations to the Board in regard to all elements of the remuneration for the Executive Directors and the members of the Executive Group. The Remuneration Committee receives independent advice on benchmarking and best practice. The terms of reference of the Remuneration Committee conform with the terms of reference set out in the Code. The recommended revision of the fee structure for non-executive directors was approved by the Board as a whole.

The Remuneration Committee is chaired by Willy Strothotte. As Chairman of Xstrata and Chairman of Glencore, he is not considered to be an independent director and therefore is not compliant with the Code. The Board regards Willy Strothotte's membership as critical to the work of the Committee due to his extensive knowledge and experience of the global mining resources sector. The Board considers that this is consistent with the main principle in Code B.2 of the Code and contributes to good governance. The Committee met twice during the year. The Chief Executive attends meetings by invitation but does not participate at a meeting of the Committee (or during the relevant part) at which any part of his remuneration is being discussed or participate in any recommendation or decision concerning his remuneration.

The Remuneration Committee's activities in respect of the year ended 31 December 2009 included:

(a) determining the bonuses for 2008 performance and salaries for 2010 for the Executive Directors and members of the Executive Committee;

(b) determining the vesting percentage applicable to awards under the Long Term Incentive Plan 2006 which vested in March 2009, approving the number of share options and contingent share awards to be awarded under the 2009 Long Term Incentive Plan awards and the individual awards to members of the Executive Committee (other than Mick Davis);

(c) approving an increase in the number of free shares and shares under option and the reduction of the exercise price of options awarded under the Long Term Incentive Plan as a result of the March 2009 Rights Issue, in accordance with standard market practice;

Corporate governance report *continued*

(d) agreeing amendments to the Xstrata Long term Incentive Plan Rules to ameliorise the detrimental effects of Australian legislation to the taxation treatment of good leavers and retirees in Australia;

(e) approving the vesting calculation under the 2006 Added Value Incentive Plan ('AVP') and agreeing a 2009 AVP award to the Chief Executive; and

(f) determining the amount of the total award to be granted under the Xstrata Long Term Incentive Plan in 2010.

Details of Xstrata's remuneration for executive directors, benefits, share options, pensions entitlements, service contracts and compensation payments are given in the remuneration report on pages 116 to 127. A resolution to approve the remuneration report will be proposed at the Annual General Meeting.

Nominations Committee

Nominations Committee members:
David Rough *(Chairman)*
Ivan Glasenberg
Sir Steve Robson, *following Robert MacDonnell's retirement on 5 May 2009.*

Of these non-executive directors Ivan Glasenberg is not considered independent

Nominations Committee responsibilities:
The Nominations Committee is responsible for recommending candidates for appointment to the Board, the composition of the Board, and orderly successions to the Board. The Committee reviews the structure of the Board of directors, identifying, evaluating and recommending candidates for Board vacancies and making recommendations on the continuation of existing directors in office to ensure there is a balanced Board in terms of skills, knowledge and experience. The Committee also determines succession plans for the chairman and chief executive officer, and assesses directors' potential conflict of interest situations and makes recommendations thereon to the Board.

During the year ended 31 December 2009, the Nominations Committee met four times. Its activities in respect of that year included:

(a) reviewing the plan for the retirement by rotation and re-election of directors of Xstrata and the framework for Board succession planning for 2010/12;

(b) interviewing potential candidates for appointment to the Board in 2010 and making recommendations thereon to the Board. In carrying out the Board's opinion that the composition of the Board would benefit from a candidate with an executive mining background and experience, the Committee was able to recommend the appointment of Dr Con Fauconnier for election to the Board at the 2010 AGM;

(c) overseeing the annual evaluation of the Board's performance, its committees and directors; and

(d) assessing directors' potential conflict of interest situations, proposing terms on which those situations might be authorised and recommending these for authorisation by the Board.

Health, Safety, Environment & Community Committee

Health, Safety, Environment & Community Committee
Ian Strachan *(Chairman)*
Mick Davis
Claude Lamoureux
David Rough

Health, Safety, Environment & Community Committee responsibilities:
The principal roles of the Health, Safety, Environment & Community (HSEC) Committee are to review and make recommendations to the Board on the appropriateness and effectiveness of health, safety, environment and community strategy, systems and methodology. It also reviews the results of any investigation into significant health, safety, environment and community incidents and keeps the Board informed of new developments, trends and/or forthcoming significant legislation on health, safety, environment and community matters which may be relevant to the Xstrata Group's operations, its assets or employees.

During the year ended 31 December 2009, the HSEC Committee met four times. Its activities in respect of that year included:

(a) monitoring and evaluating reports on the implementation and effectiveness of the Sustainable Development (SD) Policy, SD management standards, SD strategy and the SD Assurance Programme;

(b) monitoring and evaluating the implementation and effectiveness of Xstrata Coal, Xstrata Copper and Xstrata Nickel's SD and HSEC strategies, plans and performance. The Committee noted the enormous improvement made in the Xstrata Nickel business, bringing the Total Recordable Injury Frequency Rates of the ex Falconbridge businesses down to Xstrata's average rates;

(c) monitoring and evaluating reports on high potential risk HSEC incidents and the results of investigations into fatalities and other critical HSEC incidents;

(d) receiving a report on 2008 HSEC performance against targets and 2009 monthly performance including a review over the period 2003 – 2009 of Total Recordable Injury Frequency Rates and Lost Time Injury Frequency Rates which demonstrated year-on-year reductions with the Company now significantly below industry averages;

(e) monitoring and evaluating new developments, issues and/or relevant legislation on HSEC matters including a consideration of the major challenges affecting the Company including a more burdensome energy and carbon footprint, reporting to local and international bodies regarding climate change, the Australian Government's proposals for greenhouse gas reductions, and water shortages as well as flood control in areas that are susceptible to these adverse conditions;

(f) approving a policy on SD governance, SD performance in 2009 and approving the Sustainability Report;

(g) agreeing that from 2010, the Company having achieved a mature Sustainable Development assurance reporting and review system, there will be continuing annual reviews in conjunction with Internal Audit against the Group's SD Standards and focusing on specific issues but complemented by an external audit every three years; and

(h) noting the Company's leadership position in the Mining Sector in the Dow Jones Sustainability Index for the third consecutive year against an ever more demanding external environment in which the Company operates.

Executive Committee

Executive Committee members:

Mick Davis *(Chairman, also Xstrata plc Chief Executive Officer)*
Trevor Reid *(Chief Financial Officer)*
Santiago Zaldumbide *(Xstrata Zinc)*
Charlie Sartain *(Xstrata Copper)*
Peter Freyberg *(Xstrata Coal)*
Ian Pearce *(Xstrata Nickel)*
Peet Nienaber *(Xstrata Alloys)*
Benny Levene *(Chief Legal Counsel)*
Thras Moraitis *(Executive General Manager, Group Strategy and Corporate Affairs)*

Executive Committee responsibilities:

The Executive Committee is a Committee of the Board of Xstrata (Schweiz) AG, the main operating subsidiary of Xstrata plc. The Executive Committee obtains its responsibility and authority from the Xstrata (Schweiz) AG Board and is directly accountable to the Xstrata plc Board. Other members of senior management are invited to attend Executive Committee meetings as required. The Executive Committee is responsible for implementing strategy, approval of matters consistent with its delegated levels of authority and overseeing the various businesses which comprise the Group. It meets regularly during the year. No meetings are held in the United Kingdom.

Remuneration report

Remuneration Committee

The Remuneration Committee is chaired by Willy Strothotte and its other members are David Rough and Paul Hazen, all of whom are non-executive directors. The Board recognises that Willy Strothotte is not an independent non-executive director as defined by the Combined Code, but regards his membership as critical to the workings of the Remuneration Committee due to his extensive knowledge and experience of the global mining resources sector.

The Remuneration Committee reviews the structure of remuneration for executive directors on an ongoing basis and has responsibility for the determination, within agreed terms of reference, of specific remuneration packages for executive directors and other members of the Executive Committee, including salaries, pension rights, bonuses, long-term incentives, benefits in kind and any compensation payments. The Remuneration Committee is also aware of the level and structure of remuneration for senior management and advises on any major changes in employee remuneration and benefit structures throughout the Group, including the continuous review of incentive schemes to ensure that they remain appropriate for the Group. The Remuneration Committee commits to bringing independent thought and scrutiny to the development and review process of the Group with regards to remuneration.

The Remuneration Committee met twice during 2009. The Chairman will continue to ensure that the Group maintains contact, as necessary, with its principal shareholders about remuneration. The purpose and function of the Remuneration Committee in the future will not differ materially from this year and its terms of reference can be found on the Group's website (www.xstrata.com).

The remuneration of non-executive directors, other than the Chairman, will be considered by the Chairman and the Chief Executive and will not be considered by the Remuneration Committee. The Chairman's remuneration will be determined by the Remuneration Committee while the Chairman is absent.

The Chief Executive attends the Remuneration Committee meetings by invitation and assists the Remuneration Committee in its considerations, except when issues relating to his own remuneration are discussed. The Remuneration Committee is provided with national and international pay data collected from external survey providers.

During the year, Hay Group provided independent advice to the Remuneration Committee on executive remuneration. The Group also uses the Hay Group to provide market information on UK trends in salaries and incentives for positions below Executive Committee level. The Hay Group provided no other services to the Group during 2009.

Remuneration policy

Xstrata's remuneration policy is designed to attract, retain and motivate the highly talented individuals needed to deliver its business strategy and to maximise shareholder value creation.

The policy for 2010 and, so far as practicable, for subsequent years, will be framed around the following principles for the Executive Committee:

- remuneration arrangements will be designed to support Xstrata's business strategy and to align it with the interests of Xstrata's shareholders;
- total reward levels will be set at appropriate levels to reflect the competitive global market in which Xstrata operates, with the intention of positioning such levels within the top quartile for outstanding performance when measured against a peer group of global mining companies and the FTSE 100;
- a high proportion of the remuneration should be 'at risk', with performance-related remuneration making up at least 50% of the total potential remuneration for Executive Committee members; and
- performance-related payments will be subject to the satisfaction of demanding and stretching performance targets over the short and long term. These performance targets will be set in the context of the prospects of the Group, the prevailing economic environment in which it operates and the relative performance of comparator companies.

The Remuneration Committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the business environment and in remuneration practices. Consequently, the remuneration policy and the Remuneration Committee's terms of reference for subsequent years will be reviewed annually in the light of matters such as changes to corporate governance best practice or changes to accounting standards or business practices among peer group mining companies. This will help to ensure that the policy continues to provide Xstrata with a competitive reward strategy. In doing so, the Remuneration Committee will take into account the UK Listing Rules, the provisions of the Combined Code and associated guidance attached to it, as well as the guidance provided by a number of institutional investor representative bodies on the design of performance-related remuneration.

The Remuneration Committee is satisfied that Xstrata's pay and employment conditions for both executive directors and non-Board employees around the world are appropriate to the various markets in which Xstrata operates. The Remuneration Committee does not consider a ratio comparison between executive directors and non-Board employees to be a useful way of assessing the fairness and equitability of Xstrata's remuneration practices. The vastly different costs of living in the countries where Xstrata has operations and fluctuations in exchange rates mean any such trend analysis or comparisons with competitors would not be appropriate. The Remuneration Committee continues to operate a policy under which there is a balance of a coherent overall reward philosophy with empowerment of business units and an emphasis on incentivising exceptional performance through arrangements appropriate to the level of responsibility.

Elements of remuneration

The total remuneration package for executive directors comprises the following principal elements:

- base salary
- annual bonus plan including deferred element
- participation in long-term incentive arrangements
- subsisting rights under the Xstrata AG share scheme in relation to individual arrangements (as detailed below)
- pension
- other benefits including housing allowance (where essential for the performance of duties), permanent health, life and private medical insurance, provision of short-term interest-free loans to assist with funding double taxation liabilities where appropriate and, in the case of the Chief Executive, limited private use of the Company's leased aircraft.

Base salary

The base salary of the executive directors is subject to annual review by the Remuneration Committee. The Remuneration Committee reviews external pay data to ensure that the levels of remuneration remain competitive and appropriate in light of the Group's policy. The Remuneration Committee is also responsible for ensuring that the positioning of the Group's remuneration relative to its peers does not result in increases in remuneration without a corresponding increase in performance or responsibilities. When setting base salaries, the Remuneration Committee also considers the impact on pension contributions and associated costs. As disclosed in the 2008 remuneration report, during 2009 (with effect from 1 January 2009), base salary increases for Mick Davis, Trevor Reid and Santiago Zaldumbide were 4.8%, 5.6% and 4.1% respectively. Respective base salaries, effective from 1 January 2010, will be GBP1,350,000, GBP680,000 and EUR1,000,000, representing increases of 3%, 3% and 3.1% respectively, on salaries paid during 2009. This is in line with the treatment of base salaries for other Group staff.

Santiago Zaldumbide provides his services to the Group under a professional services agreement entered into between him and Asturiana on 23 July 2007, pursuant to which Santiago Zaldumbide agreed to act as Chairman and Chief Executive Officer of Xstrata Zinc. This agreement replaced a similar agreement with Asturiana dated 29 January 1998, which was terminated by agreement on 23 July 2007. The current agreement is in force from its date of signature (23 July 2007) and continues indefinitely thereafter unless terminated by one of the parties giving the other written notice of no less than six months. The annual gross fee payable to Santiago Zaldumbide for the year ended 31 December 2009 was EUR970,000 including an amount in lieu of any pension-related payment. This annual fee is subject to review in line with the other executive directors.

Santiago Zaldumbide's appointment as a director of Xstrata is subject to the continuing existence of the above-referenced agreement between Santiago Zaldumbide and Asturiana. Santiago Zaldumbide receives no additional remuneration for his position as director of Xstrata plc but is eligible to participate in the Bonus Plan and the Xstrata plc Long Term Incentive Plan (the 'LTIP').

Bonus Plan

Executive directors and the other members of the Executive Committee are eligible to participate in the Executive Committee Bonus Plan ('the Bonus Plan'). The Bonus Plan focuses on the achievement of annual objectives which align the short-term financial performance of the Group with the creation of shareholder value.

The bonus is based on Xstrata's operational performance as measured by return on equity and net profit. Specific targets for return on equity and the proportion of net profits that make up the bonus pool are determined each year by the Remuneration Committee. Before the pool is finalised, the Remuneration Committee actively considers whether the pool is appropriate in light of the other key financial and non-financial drivers of future shareholder value, including the Company's health and safety, environmental and social performance.

Bonuses awarded in respect of the year ended 31 December 2008 were significantly lower than in previous periods in recognition that shareholder returns were lower due to the fall in the share price and despite high profitability that would ordinarily have determined a larger bonus pool and higher individual bonus awards. In 2009, the bonus pool was again reduced from the level indicated by the Group's robust return on equity and net profits, although bonus awards rose compared to 2008 in line with improved shareholder returns. The Remuneration Committee will continue to exercise active discretion and take a holistic view of performance on an annual basis.

The payment of any bonus under the Bonus Plan is subject to a hurdle rate (for the financial years ending 31 December 2009 and 2010 it will be set such that the Group's return on equity will be at least equal to the Group's average cost of borrowing). If this hurdle is not reached, the bonus pool will be zero. The Remuneration Committee has the discretion to vary the basis of calculation and the performance targets for subsequent years.

The amount of the bonus pool that is distributed in any one year, and the relative proportions payable to each participant (or, at the discretion of the Remuneration Committee, to a trust for his/her benefit) will be at the discretion of the Remuneration Committee. Individual performance criteria have been agreed with each participant and include health, safety, environmental, community, employee development, operational, financial and other criteria. Performance against these individual criteria will be evaluated by the Remuneration Committee in determining individual allocations from the bonus pool.

The maximum bonus payable under the Bonus Plan for executive directors is 300% of salary. The highest level of bonus will only be available for truly outstanding performance. Bonuses will be payable in up to three tranches, as follows:

- the maximum bonus which any one participant is eligible to receive in cash will be limited to 100% of the individual's base salary;
- any additional bonus up to a further 100% of base salary will be deferred for a period of one year

any remaining bonus up to the further maximum 100% of base salary will be deferred for a period of two years

The deferred elements take the form of either a conditional award of Xstrata shares or the acquisition of Xstrata shares which are held restricted and subject to forfeiture. The vesting of the conditional award of Xstrata shares and the release of restrictions and forfeiture conditions attaching to restricted Xstrata shares is subject in each case to the executive director remaining in employment throughout the deferral period. The number of conditional shares awarded is determined by reference to the price at which concurrent awards under the LTIP are made and the number of restricted and forfeitable shares awarded is determined by the number of shares acquired in the market on the day of award using the Deferred Bonus net of tax amount, with tax remitted to the relevant authorities at that date (to be reimbursed by the executive director in the event of forfeiture of the award). Deferred Bonus awards are not pensionable nor are they transferable except as determined by the Remuneration Committee and on such terms and to such persons (or categories of person) as they specify. Such transfers will normally only be permitted where there will be no immediate realisation of economic benefit by means of a sale to an unconnected third party.

There is no intention to use newly issued ordinary shares for the Bonus Plan and any shares required for the satisfaction of deferred bonuses will be acquired by market purchase.

Other benefits

In 2008, following termination of discussions with Vale, a small group of senior executives whose particular skills and services the Company was seeking to retain were awarded a one-off retention bonus payable in May 2009 conditional upon, amongst other things, their remaining in employment to and including 30 April 2009. This proved very effective and all key executives were retained during the designated period. Retention payments are not considered to be a standard element of remuneration. The Remuneration Committee will only consider one-off retention payments in extraordinary circumstances where the requirement to retain key personnel is critical to the Group's continued success.

Many of the Group's operations are conducted in areas not well served by commercial flight routes and therefore a company-leased aircraft is provided for the purposes of business travel by Group executives. The Remuneration Committee has approved the private use of the company-leased aircraft for Mick Davis for an agreed maximum number of hours per annum, subject to the aircraft not being required for use by Xstrata at the relevant time(s). Not all of the agreed hours were utilised during 2009.

According to Company policy, the Company will provide short-term loans to any eligible employee to cover periods where employees are exposed to overlapping periods of double taxation due to the requirement of working in multiple jurisdictions. To facilitate the financing of double taxation in 2010 (and subsequent years if required) it is intended that an interest-free short-term loan will be made available to the Chief Executive by Xstrata Schweiz AG to which Xstrata Services (UK) Limited ('XSL') provides his services and which requires him to work in Switzerland. In 2010 the Chief Executive will be subject to tax in both Switzerland and the UK on an overlapping portion of his employment income. As such, the loan arrangement will facilitate the payment of the double tax. The Swiss tax liability will be eligible to be claimed as foreign tax credits resulting in a tax repayment due from H M Revenue & Customs. The terms of the loan agreement require prompt reimbursement of the loan amount on receipt of such repayment. H M Revenue & Customs have agreed to expedite repayment on processing the UK tax return submitted shortly after the Swiss tax is paid which will minimise the duration of any loan.

Long-Term Incentive Arrangements

All equity-based awards are subject to an overall limitation on the number of shares issued, transferred from treasury, or that remain issuable pursuant to awards of 10% within any ten year period after the listing date.

Added Value Incentive Plan

The Added Value Incentive Plan (the 'AVP') was designed to incentivise the Chief Executive by providing a share of the long-term value he creates for shareholders over and above the value created by Xstrata's peer companies and to create alignment with shareholders by means of share ownership. The Remuneration Committee believes that the Chief Executive has a unique role in delivering value to shareholders through the efficient utilisation of Xstrata's assets and by making value-enhancing acquisitions and divestments. For this reason, membership of the AVP was restricted to the Chief Executive.

The AVP will terminate in 2010. As a result, no award will be made under the AVP in 2010 and the Remuneration Committee has determined that the Chief Executive is therefore eligible to receive an award under the LTIP in 2010. No further awards will be granted under the AVP. The Chief Executive's participation in any open Plan Cycle of the AVP is contingent on his building up and maintaining a holding of at least 350,000 ordinary Xstrata shares.

Payments under the AVP will be based upon the growth in the Company's total shareholder return ('TSR') over the relevant performance period relative to an index of global mining companies, which form the Xstrata TSR Index. Performance will be assessed over periods of both three years ('Phase 1') and five years ('Phase 2') from the date of award.

At the end of a Phase 1 performance period, Xstrata TSR will be calculated and compared to the Xstrata TSR Index, and the Added Value created over the performance period will be calculated.

If this figure is positive, it will be multiplied by a Participation Percentage (which is 0.3% of the Added Value for the 2006 and 2007 Plan Cycles, 0.5% for the 2008 Plan Cycle and 0.3% for the 2009 Plan Cycle) to calculate the 'Phase 1 Base Reward'. The maximum aggregate Participation Percentage for Plan Cycles commencing in any three year period cannot exceed 1.1%. No payments will be made if Xstrata underperforms the Xstrata TSR Index.

There is a cap which applies to the calculation at the end of the Phase 1 performance period. If the cap has been applied then the Chief Executive will become eligible for Phase 2 of a Plan Cycle. At the end of the Phase 2 performance period, the calculation will be carried out in the same way as at the end of Phase 1, but only to the extent that performance exceeds the applicable cap. The 2005 Plan Cycle is currently in Phase 2, but the 2006 Plan Cycle did not enter Phase 2. It is not expected that the 2007 Plan Cycle will enter Phase 2.

The Remuneration Committee recognises that the absolute value received by shareholders is higher when outperforming a rising market than outperforming a market which is static or falling. Two modifiers are therefore applied. First, the Phase 1 and Phase 2 Base Rewards will be increased or decreased in line with the Xstrata share price index measured against the comparator group. Second, a reduction will be made for lower levels of absolute performance, by applying a multiplier to the indexed Base Rewards to calculate the Final Rewards. For the 2008 Plan Cycle and future plan cycles, for absolute TSR of 25% and above a multiplier of 1 will be applied, for absolute TSR of -25% or below a multiplier of 0.5 will be applied. For the 2005 and 2007 Plan Cycle, the multiplier for absolute TSR of -25% is 0. Between -25% and +25% straight-line interpolation will apply. Provided Xstrata's TSR is at least equal to the TSR index, the Phase 1 Final Reward under each Plan Cycle will be at least US$1 million.

50% of the Final Reward for a Phase of a Plan Cycle shall be payable in cash or in shares, as determined by the Remuneration Committee, as soon as practicable following determination of the Final Reward for that Phase by the Remuneration Committee. Of the remaining 50% of a Phase 1 Final Reward, 25% shall be deferred for a period of one year and 25% shall be deferred for a period of two years. Phase 2 is calculated over a five year period, with 50% of any additional award paid at the end of that period and the remaining 50% deferred for a further year. Deferred awards are indexed to the Xstrata share price over the period of deferral.

The Xstrata TSR and Share Price Indices will be weighted by market capitalisation. The comparator group for each open Plan Cycle comprises relevant global mining firms. This group is identical to that used for the LTIP described below

In the event of one or more constituents undergoing a take-over, merger, dissolution, variation in capital or any other event that will materially affect calculation of an Index, the Remuneration Committee shall determine how this should be reflected in the Index calculation. The Remuneration Committee may add other relevant competitors to the Index if required.

In the event of a change of control, all open Plan Cycles will vest immediately subject to and to the extent of satisfaction of the vesting criteria at that time. The Final Reward under each open Plan Cycle will be calculated as if the performance period terminated on the date of the transaction save that the Remuneration Committee has discretion to disapply the cap that would otherwise apply in the calculation of Phase 1 Excess Return. In the event of the Chief Executive ceasing to be an Xstrata employee as a result of death, ill health or disability, all open Plan Cycles will vest immediately subject to and to the extent of satisfaction of the vesting criteria at that time. The Final Reward under each open Plan Cycle will be calculated as if the performance period terminated on the date of cessation of employment. In the event of the Chief Executive ceasing to be an Xstrata employee other than in the circumstances described above, all Plan Cycles will lapse and no payments will be made unless the Remuneration Committee in its absolute discretion determines otherwise. In the event of a variation in the capital of Xstrata, the Participation Percentages may be adjusted in such a way as the Remuneration Committee determines.

2005 AVP cycle

The cap was applied to the Phase 1 Added Value and Phase 2 was triggered. As at 31 December 2009, it is not expected any payment will be made under Phase 2 of the 2005 Plan Cycle, however, the determination of final reward will be made at the end of the Phase 2 performance period on 9 May 2010.

The comparator group for the TSR and share price indices

2005[1]	2007	2008	2009	2010
Alcoa Inc	As for 2005	As for 2007	As for 2008	As for 2009
Alcan Inc	but excluding:	but excluding:	but excluding:	
Anglo American plc	Elkem ASA	Alcan Inc	Coal & Allied Industries Ltd	
Arch Coal Inc	Inco Limited		Lonmin plc	
BHP Billiton plc	Falconbridge Limited		Umicore SA	
Coal & Allied Industries Ltd	Phelps Dodge Corp		And including:	
Elkem ASA			Companhia Vale	
Eramet SA			do Rio Doce (Vale)	
Grupo Mexico SA de CV			Vedanta Resources plc	
Inco Ltd			Freeport McMoRan	
Korea Zinc Inc			Copper & Gold Inc	
Lonmin plc			MMC Norilsk Nickel	
Falconbridge Ltd			Impala Platinum Holdings Ltd	
Norddeutsche Affinerie AG				
Peabody Energy Corp				
Phelps Dodge Corp				
Rio Tinto plc				
Teck Cominco Ltd				
Umicore SA				

[1] *The 2005 Cycle of the AVP is now in Phase 2 and the Final Reward for that Phase will not be measured until May 2010. The list of comparators is not included for 2006 as that Cycle did not vest in Phase 1 and has not proceeded to Phase 2.*

Remuneration report *continued*

During the year, the number of shares representing deferred awards was adjusted in accordance with the AVP rules to take account of the Rights Issue in March 2009.

2006 AVP cycle

No payment was made under Phase 1 of the 2006 Plan Cycle and it did not proceed to Phase 2.

2007 AVP cycle

As at 31 December 2009, the decrease of Xstrata's TSR was 35.09%, the growth of the Xstrata TSR index was 15.92% and the growth of the Xstrata Share Price Index was 8.56%, as calculated under the AVP for the 2007 Plan Cycle. If this is the outcome at the end of the three year period, no payment will be made under the plan.

2008 AVP cycle

As at 31 December 2009, the decrease of Xstrata's TSR was 59.85%, the decrease of the Xstrata TSR index was 25.46% and the decrease of the Xstrata Share Price Index was 28.94%, as calculated under the AVP for the 2008 Plan Cycle. If this is the outcome at the end of the three year period, no payment will be made under the plan.

2009 AVP Cycle

As at 31 December 2009, the increase of Xstrata's TSR was 132.95%, the increase of the Xstrata TSR index was 94.94%, and the growth of the Xstrata Share Price Index was 91.71%, as calculated under the AVP for the 2009 Plan Cycle. The determination of any award under the 2009 Plan Cycle will be made at the end of the Phase 1 performance period on 17 April 2012 and, if appropriate, at the end of the Phase 2 performance period on 17 April 2014.

Historically, vested awards under the AVP have been settled in cash. However, the Remuneration Committee has resolved to retain the flexibility to settle deferred awards in shares if appropriate.

Long Term Incentive Plan

Executive directors are eligible to participate in the Xstrata plc Long Term Incentive Plan, (the "LTIP"). The LTIP aims to focus management's attention on continuous and sustainable improvements in the underlying financial performance of the Group and on the delivery of superior long-term returns to Xstrata's shareholders by providing executives with the opportunity to earn superior levels of reward but only for outstanding performance. Participation in the LTIP is targeted at those employees with direct ability to influence shareholder value. In addition, the LTIP further aligns the interests of shareholders and management by encouraging executives to build a shareholding in the Group.

The LTIP provides for the grant of contingent awards of free shares ('Free Share Awards') and share options on the same occasion to the same individual. The two elements are complementary and ensure that the cyclical nature of the industry does not have an excessively adverse effect on employee remuneration in circumstances where the performance of the Group has otherwise been good, relative to that of competitors.

The Free Share Awards will ensure that where the Group has performed well over the specified performance period, participants will be rewarded even if there is no substantial share price growth due to external factors, such as commodity prices or general economic conditions. The option element will only provide a benefit to participants when shareholders also benefit from future share price growth. The options will be subject to stretching performance targets to ensure that windfall growth in the share price as a result of external factors does not deliver rewards which are not justified by the performance of the Group, relative to its peer group. The policy regarding performance targets is discussed in more detail below.

The number of ordinary shares over which options will be granted will be calculated using a Black-Scholes valuation of the option (or a similar approach) which the Remuneration Committee considers represents both the cost to Xstrata of providing the benefit and the value of the option itself as a component of the total remuneration package. The option value at grant will be subject to a lower and upper limit as determined by the Remuneration Committee from time to time. In determining the value of Free Share Awards the value of the underlying shares will be used.

Using the method above, the value ratio of Free Share Awards to share options for awards made during 2009 was in general 1:1, based on the value at the time of grant. The Remuneration Committee may change the ratio for future awards if it is thought appropriate.

The Remuneration Committee has determined that annual awards will be made under the LTIP to minimise the impact of share price volatility and to reflect existing best practice. The rules of the LTIP provide that the aggregate value of options and Free Share Awards made to an individual in any one year may not exceed an amount equal to two times base salary in normal circumstances (although, in exceptional circumstances, the limit may be up to, but may not exceed, four times base salary).

During the year the number of shares under award was adjusted in accordance with the AVP and LTIP Plan rules to take account of the Rights Issue in March 2009.

Summary of performance conditions

During 2007, 2008 and 2009, executive directors were granted market value options and Free Share Awards under the LTIP. The vesting of both the options and Free Share Awards is subject to the satisfaction of stretching performance conditions over a three-year performance period. Half of the options and Free Share Awards are conditional on Total Shareholder Return ('TSR') relative to a peer group and half are conditional on the Group's real cost savings relative to targets set on a stretching scale over the three-year period, as set out below.

For the awards conditional on TSR, 25% of the combined award will vest if TSR growth is at the median of the specified peer group, the full 50% of the combined award will vest for performance at or above the second decile with straight-line vesting between these points. No vesting will occur for TSR growth below median performance.

For the remaining award, vesting is conditional on the Group's real cost savings relative to targets set on a stretching scale: 5% of the combined award will vest for 1% cost savings, 35% for 2% cost savings and 50% for 3% or more cost savings, with straight-line vesting between these points. No vesting will occur for cost savings that are less than 1%. Real cost savings will be measured in relation to operating costs after adjusting for the effects of inflation, excluding depreciation, commodity price-linked costs, effects of currencies on translation of local currency costs and planned life of mine adjustments.

Since the Group's share price and those of its peers are significantly influenced by the cycle in commodity prices, the Remuneration Committee considers TSR relative to a peer group to be an appropriate performance measure as it rewards relative success in growing shareholder value through the development and execution of the corporate strategy. The Remuneration Committee is also satisfied that TSR will be a genuine reflection of the Group's underlying financial performance. The use of the second measure, Group real cost savings relative to targets, reflects the Group's strategic initiative to add shareholder value through productivity and cost efficiencies. Furthermore, the use of a financial performance measure alongside a relative TSR measure is aligned with current corporate governance best practice.

The performance targets are not capable of being retested at the end of the performance period, so that any proportion of a Free Share Award or option which does not vest after three years will lapse, although vested options will remain exercisable for a maximum of seven years or such shorter period as the Remuneration Committee may specify (after which they will lapse).

In the event of a change of control, all Free Share Awards and options will vest in full or (in certain circumstances) may be exchanged for equivalent options or LTIP awards over shares in the acquiring company.

The peer group of global mining companies used to determine the vesting of the options and Free Share Awards conditional on TSR under the LTIP, comprises the same comparator group used to form the Xstrata Share Indices for the Chief Executive's AVP for the relevant year detailed above. The Remuneration Committee may, at its absolute discretion, vary, add, remove or alter the companies making up the peer group where events happen which cause the Remuneration Committee to consider that such a change is appropriate to ensure that the performance condition continues to represent a fair measure of performance. This is provided that the Remuneration Committee reasonably considers such a varied or amended performance condition is not materially easier or more difficult to satisfy.

In calculating the TSR, the common currency of US dollars will be used and the share price of a notional parcel of shares of the Group and the companies in the specified peer group will be averaged over a period preceding both the start and end of the relevant performance period. The Remuneration Committee has resolved that averaging over a three-month period eliminates the volatility in spot share prices that could otherwise distort the assessment of whether the target has been met.

The TSR of the Group and each member of the peer group over any performance period is calculated by taking the growth between the closing value and the base value of 100 shares expressed as a percentage of the base value, on the assumption that any net dividend per share paid by any company during the relevant performance period is reinvested in shares on the last day of the month during which the relevant shares go ex-dividend. This calculation is subject to such adjustments to closing value and base value as the Remuneration Committee considers appropriate to reflect any variation of share capital or any merger, take-over, reconstruction, demerger or change in listing status by any member of the peer group or upon any other events which the Remuneration Committee considers may materially distort the calculation.

2007 LTIP Award
At 31 December 2009, the Group was ranked 14th out of the peer group of 16 companies (including Xstrata) in terms of TSR for the 2007 award. If this is the outcome at the end of the three-year performance period then 0% of each executive director's 2007 award linked to TSR will vest.

2008 LTIP Award
At 31 December 2009, the Group was ranked 15th out of the peer group of 15 companies (including Xstrata) in terms of TSR for the 2008 award. If this is the outcome at the end of the three-year performance period then 0% of each executive director's 2008 award linked to TSR will vest.

2009 LTIP Award
As at 31 December 2009, the Group was ranked 5th out of the peer group of 17 companies (including Xstrata) in terms of TSR for the 2009 award. If this is the outcome at the end of the three-year performance period then 87% of each executive director's 2009 award linked to TSR will vest.

It should be noted that these amounts are based on the Group's results at this provisional stage and do not necessarily reflect the eventual outcome.

Performance graph (GBP)


Xstrata
FTSE 100
500
400
300
200
100
0
04
05
06
07
08
09

The performance graph set out above shows the TSR for a holding of shares of Xstrata for the five years ended 31 December 2009, compared with the TSR for a hypothetical holding of shares of the same kind and number as those by reference to which the FTSE 100 index is calculated. The Board considers that the FTSE 100 currently represents the most appropriate of the published indices for these purposes.

Remuneration report *continued*

TSR has been calculated assuming that an equivalent sum was invested in shares of the Group and in the FTSE 100 index.

Dividends are invested in additional shares and benefits receivable in the form of shares are also added to the relevant holding.

Pensions

Mick Davis and Trevor Reid have participated in targeted money purchase retirement plans from their respective dates of joining the Group. The plans are designed having regard to the taxation and employment status of each executive.

Group contributions are reassessed at regular intervals and are based on actuarial advice with the objective of accumulating sufficient funds over the working lifetime of each executive to provide an overall target pension which is currently intended to be equivalent to approximately 60% of final salary at normal retirement age for executives who begin participating in the plans at the age of 40. The financial dynamics of the arrangement therefore have similarities to a defined benefit scheme at the point of contribution. The actual benefits payable from the pension plans will be based on the amount which has accumulated in that member's money purchase accounts. Prior to 6 April 2006, these contributions were paid to a combination of an approved money purchase pension plan and a Funded Unapproved Retirement Benefits Scheme (FURBS). From 6 April 2006, contributions have been made through a combination of payments to a registered pension plan and cash sums to each executive, having regard to the tax limits on contributions and benefits from registered UK pension plans (with only cash payments being made after 2007). No employee contributions are currently payable by Mick Davis and Trevor Reid.

As noted above, Santiago Zaldumbide receives no pension benefits under the terms of his professional services agreement.

External appointments

Executive directors are not permitted to hold external directorships or offices without the approval of the Board. Santiago Zaldumbide, having gained the approval of the Board, held a directorship with ThyssenKrupp SA. He was also a member of the European Advisory Council of Air Products and Chemicals, Inc. In total, the remuneration retained by Santiago Zaldumbide in relation to his positions in these companies amounted to EUR48,887.

Non-Executive Directors

The level of fees for non-executive directors is set at the level considered necessary to obtain the services of individuals with the relevant skills and experience to bring added depth and breadth to the composition of the Board.

Non-executive directors' fees are reviewed annually by the Chairman and the Chief Executive in the light of fees payable to non-executive directors of comparable companies and the importance attached to the retention and attraction of high calibre individuals as non-executive directors.

Non-executive directors are eligible to forego all or part of their directors' fees to acquire shares in Xstrata, after deduction of applicable income tax and social security contributions.

The non-executive directors do not, and it is anticipated that they will not in the future, participate in the Bonus Plan or LTIP or any other performance-related incentive arrangements which may be introduced from time to time.

Entitlements under service contracts

Executive Directors

Mick Davis and Trevor Reid have employment agreements with XSL effective from 1 February 2002, which are for fixed terms of one year. However, their services as Chief Executive and Chief Financial Officer, respectively, are provided to the Group under a secondment agreement entered into between the Group and XSL on 19 March 2002. Each of Mick Davis and Trevor Reid is seconded to the Group for a fixed term of two years renewable thereafter by either party for further periods of two years.

The employment of Mick Davis and Trevor Reid may be terminated by not less than 12 months' notice by XSL or the director concerned or by a payment in lieu of notice by XSL. On termination of their employment by XSL in breach, or on a change of control or if Mick Davis or Trevor Reid resigns in circumstances where they cannot in good faith be expected to continue in employment, each director is entitled to be paid a sum equal to 100% of his annual salary plus pension and other benefits and his previous year's bonus (plus any accrued basic salary and expenses) and to have all entitlements under his retirement benefit plans paid in accordance with the plan rules. As both Mick Davis and Trevor Reid participate in defined contribution arrangements, it is not expected that any significant additional liability would arise in respect of retirement plan entitlements beyond that already accrued in the Group's accounts. For the purposes of calculating termination payments, annual bonus is capped at 300% of annual salary. The terms of Mick Davis and Trevor Reid's contracts are considered to be in line with those operated by other global businesses listed in London.

In addition, each of the executive directors is eligible to participate in the Bonus Plan which provides that deferred amounts up to an aggregate ceiling of 200% of salary remain payable in the event of cessation of employment by reason of death, injury, ill health or disability (in which case they are payable immediately) or retirement (in which case they are payable on the normal vesting date). No deferred amounts are payable in the event of cessation by dismissal for cause. In the case of termination by reason of death, injury, ill health or disability before the date the bonus is awarded for a financial year, or if the Remuneration Committee in its discretion so resolves, a proportion of the annual bonus pool may still be awarded subject to the normal discretion of the Remuneration Committee.

Executive directors are entitled to any outstanding LTIP awards on cessation of employment by reason of death, injury, ill health or disability (in which case they are payable immediately in full) or retirement (in which case they are payable on the normal vesting date to the extent they vest for performance at that time).

On termination of the professional services agreement dated 23 July 2007, other than on his voluntary termination or termination for gross negligence, Santiago Zaldumbide is entitled to be paid a sum equal to 100% of his annual salary and other benefits and his previous year's bonus (plus any accrued basic salary and expenses). Santiago Zaldumbide is engaged as a director of Xstrata plc on the terms of a letter of appointment dated 18 March 2002. Santiago Zaldumbide will receive no additional remuneration for his position as director of Xstrata plc and is not entitled to any compensation in respect of the termination of his office as a director of Xstrata plc.

Non-executive directors

Willy Strothotte is engaged by the Group as a non-executive director and Chairman on the terms of a letter of appointment. The appointment may be terminated by six months' notice by Willy Strothotte.

The Group may terminate Willy Strothotte's appointment at any time and on such termination Willy Strothotte will not be entitled to any compensation for loss of office. The term of his appointment may be renewed by the Board.

David Rough is engaged by the Group as the senior independent non-executive director and Deputy Chairman on the terms of a letter of appointment. The appointment may be terminated by six months' notice by David Rough.

The Group may terminate David Rough's appointment at any time and on such termination David Rough will not be entitled to any compensation for loss of office. The term of his appointment may be renewed by the Board.

Ivan Glasenberg, Paul Hazen, Sir Steve Robson, Ian Strachan and Claude Lamoureux are each engaged by the Group as a non-executive director on the terms of a letter of appointment. Each appointment may be terminated by six months' notice by the non-executive director.

Peter Hooley is engaged by the Group as a non-executive director on the terms of a letter of appointment commencing on 5 May 2009. The initial appointment is for a three year fixed term and may be terminated by six months' notice by Peter Hooley.

Robert MacDonnell ceased to be a non-executive director with effect from 5 May 2009.

Dr Con Fauconnier will be proposed by the Board for election as a non-executive director by the shareholders at the Annual General Meeting on 5 May 2010. If his election is confirmed, he will be engaged by the Group as a non-executive director on the terms of a letter of appointment for an initial fixed term of 36 months commencing on 5 May 2010 and may be terminated thereafter by six months' notice by the non-executive director.

The Group may terminate each non-executive director's appointment at any time and on such termination the non-executive director will not be entitled to any compensation for loss of office. Each term of his appointment may be renewed by the Board.

There is no arrangement under which a director has agreed to waive future emoluments nor have there been any such waivers during the financial year.

There are no outstanding loans or guarantees granted or provided by any member of the Group to or for the benefit of any of the non-executive directors.

No significant awards have been made in the financial year to any past director.

Remuneration report *continued*

Information subject to audit – year ended 31 December 2009

Emoluments and compensation – amounts in US dollars

The emoluments and compensation in respect of qualifying services of each person who served as a director during the year were as follows:

Director	Salary and fees[1] US$	Bonus US$	Deferred bonus* US$	Housing allowances US$	Health, life and private medical insurance US$	Other benefits US$	Total US$	Year ended 31 December 2008 Total US$
Executives								
Mick Davis	2,051,460[2]	2,083,293[6a]	3,124,940[6a]	183,000[8a]	174,298[9]	135,158[11]	**7,752,149**	5,505,557
Trevor Reid	1,033,560[2]	1,049,598[6a]	1,574,397[6a]	141,660[8b]	22,668[10]	2,223,000[7]	**6,044,883**	2,673,713
Santiago Zaldumbide	1,352,180[3]	1,347,864[6b]	1,482,650[6b]			1,852,500[7]	**6,035,193**	3,167,494
Non-executives								
Willy Strothotte	378,972[4]						**378,972**	448,184
Paul Hazen	137,808[4]						**137,808**	162,976
Robert MacDonnell[5]	47,666[4]						**47,666**	162,976
Claude Lamoureux	158,479[4]						**158,479**	162,976
Ivan Glasenberg	137,808[4]						**137,808**	162,976
Sir Steve Robson CB	184,318[4]						**184,318**	201,683
David Rough	267,003[4]						**267,003**	315,766
Ian Strachan	172,260[4]						**172,260**	203,720
Peter Hooley[5]	114,839[4]						**114,839**	0
	6,036,353	4,480,755	6,181,986	324,660	196,966	4,210,658	**21,431,378**	13,168,021

Notes

1. *Salary and fees includes non-executive directors' fees which may be paid in shares.*
2. *In 2009, Mick Davis's and Trevor Reid's salaries were set and paid in UK pounds sterling. The salary figures above have been converted to US dollars based on the average pound/dollar exchange rate for the year of 1.566 (2008:1.852) and therefore reflect the impact of the exchange rate fluctuations during the year.*
3. *In 2009, Santiago Zaldumbide's basic salary and benefits were set and paid in Euros. The figures above have been converted to US dollars based on the average euro/dollar exchange rate for the year of 1.394 (2008: 1.471) and therefore reflect the impact of the exchange rate fluctuations during the year.*
4. *All non-executive director fees except those for Ian Strachan, Claude Lamoureux and Steve Robson were set and paid in UK pounds sterling. Ian Strachan's fees were set in UK pounds sterling, and paid in US dollars. Steve Robson's fees were set in UK pounds sterling and paid in Euros except for the 3rd and 4th quarter fees which were paid in UK pounds sterling. Claude Lamoureux's fees were set in UK pounds sterling and paid in Canadian dollars. The figures above have been converted to US dollars based on the average pound/dollar exchange rate for the year of 1.566 (2008: 1.852) and therefore reflect the impact of the exchange rate fluctuations during the year.*
5. *Robert MacDonnell resigned and Peter Hooley was appointed at the AGM on 5 May 2009.*

6a. *Bonus awarded in February 2010 in relation to the 2009 performance year. The bonuses were awarded in UK pounds sterling and converted at a rate of 1.59030, the exchange rate prevailing on the date of the award.*

6b. *Bonus awarded in February 2010 in relation to 2009 performance year. The bonus was awarded in Euros and converted at a rate of 1.482, the exchange rate prevailing on the date of the award.*

7. *A one-off retention bonus was awarded in 2008 to a small group of senior executives following the termination of discussions with Vale to mitigate a significant increase in approaches to key personnel from competitors. The bonus vested on 30 April 2009 subject to the recipient remaining in employment and was awarded and paid in UK pounds sterling. It has been converted at a rate of 1.482, the exchange rate prevailing on the date of the award.*

8a. *In 2009, Mick Davis's housing allowance was awarded and paid in US dollars.*

8b. *In 2009, Trevor Reid's housing allowance was awarded and paid in UK pounds sterling.*

9. *In 2009, Mick Davis's benefits were set and paid in UK pounds sterling. The benefits have been converted to US dollars based on the average pound/dollar exchange rate for the year of 1.566 (2008: 1.852) and therefore reflect the impact of the exchange rate fluctuations during the year. This includes an amount for life insurance of GBP92,420.*
10. *In 2009, Trevor Reid's benefits were set and paid in UK pounds sterling. The benefits have been converted to US dollars based on the average pound/dollar exchange rate for the year of 1.566 (2008: 1.852) and therefore reflect the impact of the exchange rate fluctuations during the year. This includes an amount for life insurance of GBP10,796.*
11. *In order to facilitate travel to the Group's operations, many of which are located in remote locations not served by commercial flight routes, Xstrata leases private aircraft to be used from time to time for business travel by Xstrata executives. The Remuneration Committee has approved the private use of the company leased aircraft for Mick Davis, subject to any private usage not coinciding with company requirements, for a limited number of hours per annum, not all of which were utilised in 2009. The benefit shown above has been calculated based on marginal flight costs for the hours used and converted to US dollars at the average pound/dollar exchange rate for the year of 1.566 (2008: 1.852) and therefore reflects the impact of the exchange rate fluctuations during the year.*
12. *No consideration has been paid to or is receivable by third parties for making available the qualifying services of any directors during the year or in connection with the management affairs of Xstrata.*

* *Deferred bonus payable in shares. The number of shares awarded pursuant to deferred bonuses payable in shares is determined by reference to the market value of the shares at the date concurrent awards under the LTIP are made*

Share options

Details of share options of those directors who served during the year are as follows:

Director	At 1 Jan 2009[7]	Awarded	Lapsed/expired unexercised	Exercised	**At 31 Dec 2009**	Exercise price[7]	Earliest date of exercise	Expiry date
Mick Davis								
Service Contract Arrangements	877,955			877,955[4]	**0**	£2.17	1-Oct-05	1-Oct-12
Service Contract Arrangements	877,955			877,955[5,6]	**0**	£2.39	1-Oct-06	1-Oct-13
LTIP Options	661,590				**661,590**	£1.82	10-Feb-06	10-Feb-13
LTIP Options	1,361,071				**1,361,071**	£3.72	5-Mar-07	5-Mar-14
Trevor Reid								
LTIP Options	310,822				**310,822**	£3.72	5-Mar-07	5-Mar-14
LTIP Options	379,178				**379,178**	£5.37	11-Mar-08	11-Mar-15
LTIP Options	235,577		117,789		**117,788**	£8.70	10-Mar-09	10-Mar-16
LTIP Options	184,447				**184,447**	£13.59	15-Mar-10	15-Mar-17
LTIP Options	187,353				**187,353**	£20.02	4-Apr-11	4-Apr-18
LTIP Options	0	844,595			**844,595**	£3.35	12-Mar-12	12-Mar-19
Santiago Zaldumbide								
LTIP Options	234,265		117,789		**116,476**	£8.70	10-Mar-09	10-Mar-16
LTIP Options	180,934				**180,934**	£13.59	15-Mar-10	15-Mar-17
LTIP Options	178,190				**178,190**	£20.02	4-Apr-11	4-Apr-18
LTIP Options	0	836,900			**836,900**	£3.35	12-Mar-12	12-Mar-19
	5,669,337	1,681,495	235,578	1,755,910	**5,359,344**			

Notes

1. *The LTIP options are subject to performance conditions as described above.*
2. *Mick Davis's and Trevor Reid's LTIP options may be settled in cash at the discretion of the Remuneration Committee.*
3. *The highest and lowest prices of the Company's shares during the year were GBP11.48 and GBP2.98 respectively (2008: GBP25.02 and GBP3.25). The price at the year end was GBP11.21 (2008: GBP3.62). 2008 comparator prices have been adjusted for the rights issue.*
4. *On 19 October 2009, Mick Davis exercised his option over 877,955 shares. The market value of an Xstrata share on the date of exercise was GBP10.19, and a gain of GBP7,041,199 was realised.*
5. *On 19 October 2009, Mick Davis exercised his option over 122,045 shares. The market value of an Xstrata share on the date of exercise was GBP10.19, and a gain of GBP951,951 was realised.*
6. *On 11 and 12 November 2009, Mick Davis exercised his option over 755,910 shares. The market value of an Xstrata share on the date of exercise was GBP10.26, and a gain of GBP5,949,012 was realised.*
7. *As a consequence of the rights issue, the number of options under Xstrata's schemes were adjusted by a factor of 1.766520 and the option price adjusted by a factor of 0.566085.*

Remuneration report *continued*

Shares

Details of the Company's ordinary shares over which those directors who served during the year have conditional rights under the long term incentive plans are as follows:

Director	Scheme interest at 1 Jan 2009	Awarded	End of the period for interim qualifying conditions to be fulfilled	Lapsed/ expired	Vested	**At 31 Dec 2009**
Mick Davis						
Added Value Plan – 2005 Cycle Phase 1 – 1 year deferral	1,132,821*		9-May-08		1,132,821	**0**
Added Value Plan – 2005 Cycle Phase 1 – 2 year deferral	1,132,821*		9-May-08			**1,132,821**
Added Value Plan – 2005 Cycle Phase 2		*	9-May-10			
Added Value Plan – 2006 Cycle		*	10-Mar-09			
Added Value Plan – 2007 Cycle		*	15-Mar-10			
Added Value Plan – 2008 Cycle		*	26-Mar-11			
Added Value Plan – 2009 Cycle		*	17-Apr-12			
Deferred Bonus	73,600		26-Feb-09		73,600[3]	**0**
Deferred Bonus	54,954		26-Feb-09		54,954[4]	**0**
Deferred Bonus	54,954		26-Feb-10			**54,954**
Deferred Bonus	0	560,119	2-Mar-10			**560,119**
Trevor Reid						
LTIP	70,671		10-Mar-09	35,336	35,335[5]	**0**
LTIP	55,334		15-Mar-10			**55,334**
LTIP	56,205		4-Apr-11			**56,205**
LTIP	0	253,378	12-Mar-12			**253,378**
Deferred Bonus	34,643		26-Feb-09		34,643[3]	**0**
Deferred Bonus	25,630		26-Feb-09		25,630[4]	**0**
Deferred Bonus	25,630		26-Feb-10			**25,630**
Deferred Bonus	0	280,060	2-Mar-10			**280,060**
Santiago Zaldumbide						
LTIP	70,279		10-Mar-09	35,140	35,139[5]	**0**
LTIP	54,279		15-Mar-10			**54,279**
LTIP	53,456		4-Apr-11			**53,456**
LTIP	0	251,070	12-Mar-12			**251,070**
Deferred Bonus	40,956		26-Feb-09		40,956[3]	**0**
Deferred Bonus	33,143		26-Feb-09		33,143[4]	**0**
Deferred Bonus	33,143		26-Feb-10			**33,143**
Deferred Bonus	0	375,410	2-Mar-10			**375,410**
	3,002,519	1,720,037		70,476	1,466,221	**3,185,859**

Notes

1. *Details of performance conditions are described above.*
2. *The market value of a share on the date of award under the LTIP and the Deferred Bonus on 12 March 2009 was GBP3.26.*
3. *These shares were awarded on 26 February 2007 when the closing market price was GBP14.87. The closing market price on the date of vesting was GBP3.71.*
4. *These shares were awarded on 26 February 2008 when the closing market price was GBP23.15. The closing market price on the date of vesting was GBP3.71.*
5. *These shares were awarded on 10 March 2006 when the closing market price was GBP8.48. The closing market price on the date of vesting was GBP3.23.*
6. *As a consequence of the rights issue, the number of share awards under Xstrata's schemes were adjusted by a factor of 1.766520. For consistency, awards vesting under the Deferred Bonus Plan have also been adjusted, although these vested shortly prior to the rights issue.*

* *2005 – 2008 Added Value Plan*
Deferred elements of the Xstrata AVP may be settled in cash or shares on vesting. For the performance period from 9 May 2005 to 9 May 2008, Xstrata's total shareholder return (TSR) was 404.26%, representing outperformance of 166.1% over TSR performance of 238.16% for Xstrata TSR Index of global mining companies. On 9 May 2009, an award was made in respect of the one year deferral of the cash settlement of Phase 1 of the Xstrata AVP 2005 Plan Cycle of GBP8,159,582. For the AVP 2005 cycle the participation percentage was 0.5% and the market capitalisation on date of award was GBP6,026,084,544. The determination of any final reward under Phase 2 of the AVP 2005 Plan Cycle will be made at the end of the Phase 2 performance period on 9 May 2010.

* *2006 – 2009 Added Value Plan*
No payment was made under Phase 1 of the AVP 2006 Cycle and it did not proceed to Phase 2. For the AVP 2006 cycle the participation percentage was 0.3% and the market capitalisation on date of award was GBP10,692,600,350.

Subsequent periods
For the AVP 2007 cycle the participation percentage was 0.3% and the market capitalisation on date of award was GBP23,442,174,802.
For the AVP 2008 cycle the participation percentage was 0.5% and the market capitalisation on the date of award was GBP38,029,287,854.
For the AVP 2009 cycle the participation percentage was 0.3% and the market capitalisation on the date of award was GBP14,697,000.

Pensions

Mick Davis and Trevor Reid have participated in defined contribution retirement benefit plans. During the year, pension-related payments were made as follows:

	2009 Mick Davis US$	2008 Mick Davis US$	**2009 Trevor Reid US$**	2008 Trevor Reid US$	**2009 Total US$**	2008 Total US$
Pension-related payments	**3,284,947**	3,976,157	**1,800,839**	2,644,608	**5,085,785**	6,620,765

Notes

1. *Further details of the pension arrangements are explained above.*
2. *Santiago Zaldumbide received no pension benefits under the terms of his fixed cost remuneration arrangement which is detailed above.*
3. *Based on the average UK pound/US dollar exchange rate for the year of 1.566 (2008: 1.852). Payments to Mick Davis and Trevor Reid in both years were made in UK pounds sterling.*

Approved by the Board and signed on its behalf by

Willy Strothotte
Chairman
2 March 2010

Financial statements

In this section



Financial statements

Detailed financial information for the Group and parent company, including statements and notes.

Key points

- An operating EBITDA of $7 billion
- Net earnings of $2.8 billion
- Operational cash flow of over $5.3 billion
- Real unit costs savings of $501 million:
- Gearing reduced to 26% from 40%

See page 128 for more information.

Shareholder information

Key information for shareholders, including key contacts and dates.

Key points

- Annual General meeting to be held on 5 May 2010
- Half year results to be announced on 3 August 2010

See IBC for more information.

Statement of directors' responsibilities in relation to the Group and the parent Company financial statements

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and regulations. The directors are required to prepare Group financial statements in accordance with International Financial Reporting Standards ('IFRS') as adopted by the European Union and have elected to prepare Company financial statements in accordance with United Kingdom Generally Accepted Accounting Principles ('UK GAAP').

In the case of the Group's IFRS financial statements, the directors are required to prepare Group financial statements for each financial year which present fairly the financial position of the Group and the financials performance and cash flows of the Group for that period. In preparing the Group financial statements the directors are required to:

- select suitable accounting policies in accordance with IAS 8: 'Accounting Policies, Changes in Accounting Estimates and Errors' and then apply them consistently
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance
- state that the Group has complied with IFRSs, subject to any material departures disclosed and explained in the financial statements
- prepare the accounts on a going concern basis unless, having assessed the ability of the Group to continue as a going concern, management either intends to liquidate the entity or to cease trading, or have no realistic alternative but to do so

In the case of the Company's UK GAAP financial statements, the directors are required to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the profit and loss of the Company for that period. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently
- make judgements and estimates that are reasonable and prudent
- state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and the Company and enable them to ensure that the Group financial statements comply with the Companies Act 2006 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Under applicable UK law and regulations the Directors are responsible for the preparation of a Directors' report, Directors' remuneration report and corporate governance report that comply with the Companies Act 2006 and regulations. In addition, the directors are responsible for the maintenance and integrity of the corporate and financial information included on Xstrata's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Under the requirements of section 4 of the Disclosure and Transparency Rules, the directors are responsible for including a fair review of the development and performance of the business and the position of the Group taken as a whole, together with a description of the principal risks and uncertainties that they face.

Independent Auditors' report to the members of Xstrata plc

We have audited the Group financial statements of Xstrata plc for the year ended 31 December 2009 which comprise the Group Income Statement, the Group Balance Sheet, the Group Statement of Cash Flows, the Group Statement of Comprehensive Income, Group Statement of Changes in Equity and the related notes 1 to 37. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

This report is made solely to the Company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As explained more fully in the Directors' responsibilities statement set out on page 130, the directors are responsible for the preparation of the Group financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit the Group financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board's Ethical Standards for Auditors.

Scope of the audit and the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group's circumstances, and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements.

Opinion on financial statements

In our opinion the Group financial statements:

- give a true and fair view of the state of the Group's affairs as at 31 December 2009 and of its profit for the year then ended;
- have been properly prepared in accordance with IFRSs as adopted by the European Union; and
- have been properly prepared in accordance with the Companies Act 2006 and Article 4 of the IAS Regulation.

Opinion on other matter prescribed by the Companies Act 2006

In our opinion:

- the information given in the Directors' report for the financial year for which the Group financial statements are prepared is consistent with the Group financial statements; and
- the information given in the Corporate governance statement as set out on pages 110 and 111 with respect to internal control and risk management systems in relation to financial reporting processes and about share capital structures is consistent with the financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- certain disclosures of directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

- the directors' statement, set out on page 107, in relation to going concern; and
- the part of the Corporate governance statement relating to the Company's compliance with the nine provisions of the June 2008 Combined Code specified for our review.

Other matter

We have reported separately on the parent company financial statements of Xstrata plc for the year ended 31 December 2009 and on the information in the Directors' remuneration report that is described as having been audited.

Mirco Bardella (Senior Statutory Auditor)
for and on behalf of Ernst & Young LLP, Statutory Auditor
London, United Kingdom

2 March 2010

The maintenance and integrity of the Xstrata plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the web site.

Consolidated income statement

For the year ended 31 December 2009

US$m	Notes	**Before exceptional items**	**Exceptional items†**	**Total 2009**	Before exceptional items	Exceptional items†	Total 2008
Revenue		**22,732**	**–**	**22,732**	27,952	–	27,952
Cost of sales*		**(13,098)**	**–**	**(13,098)**	(16,001)	–	(16,001)
Distribution costs		**(1,852)**	**–**	**(1,852)**	(1,988)	–	(1,988)
Administrative expenses*		**(994)**	**–**	**(994)**	(318)	–	(318)
Inventory write downs		**–**	**–**	**–**	–	(93)	(93)
Liability fair value adjustments		**–**	**350**	**350**	–	(194)	(194)
Profit on loss of control of joint venture		**–**	**194**	**194**	–	–	–
Profit on restructure of joint venture		**–**	**–**	**–**	–	213	213
Restructuring and closure costs		**–**	**(156)**	**(156)**	–	(125)	(125)
Operating profit before interest, taxation, depreciation and amortisation	10	**6,788**	**388**	**7,176**	9,645	(199)	9,446
Depreciation and amortisation:							
– Cost of sales		**(2,388)**	**–**	**(2,388)**	(2,372)	–	(2,372)
– Administrative expenses		**(31)**	**–**	**(31)**	(24)	–	(24)
Impairment of assets:							
– Cost of sales		**–**	**(2,553)**	**(2,553)**	–	(974)	(974)
Operating profit	10	**4,369**	**(2,165)**	**2,204**	7,249	(1,173)	6,076
Share of results from associates	20	**(56)**	**(277)**	**(333)**	12	(34)	(22)
Profit before interest and taxation		**4,313**	**(2,442)**	**1,871**	7,261	(1,207)	6,054
Finance income	10	**407**	**47**	**454**	192	69	261
Finance costs	10	**(754)**	**(41)**	**(795)**	(852)	(295)	(1,147)
Profit before taxation		**3,966**	**(2,436)**	**1,530**	6,601	(1,433)	5,168
Income tax (expense)/benefit	11	**(993)**	**324**	**(669)**	(1,634)	330	(1,304)
Profit/(loss) for the year		**2,973**	**(2,112)**	**861**	4,967	(1,103)	3,864
Attributable to:							
Equity holders of the parent		**2,773**	**(2,112)**	**661**	4,698	(1,103)	3,595
Non-controlling interests		**200**	**–**	**200**	269	–	269
		2,973	**(2,112)**	**861**	4,967	(1,103)	3,864
Earnings per share (US$)**							
– basic	12	**1.05**	**(0.80)**	**0.25**	2.77	(0.65)	2.12
– diluted	12	**1.03**	**(0.78)**	**0.25**	2.73	(0.64)	2.09

† Exceptional items are significant items of income and expense, presented separately due to their nature or the expected infrequency of the events giving rise to them.
* Before depreciation, amortisation and impairment charges.
** The 31 December 2008 comparative earnings per share have been restated after applying a rights issue bonus factor of 0.57.

Statement of comprehensive income
For the year ended 31 December 2009

US$m	2009	2008
Profit for the year	**861**	3,864
Income and expenses recognised directly in equity:		
Actuarial losses on defined benefit pension plans	**(122)**	(112)
Income tax	**40**	37
Gains/(losses) on available-for-sale financial assets	**209**	(114)
Income tax	**(9)**	4
Gains/(losses) on cash flow hedges	**456**	(157)
Income tax	**(105)**	18
Foreign currency translation differences	**3,930**	(3,980)
Income tax	**(73)**	65
	4,326	(4,239)
Transfers to the income statement:		
(Gains)/losses on cash flow hedges	**(312)**	360
Income tax	**55**	(43)
Losses on available-for-sale financial assets	**1**	–
Recycled foreign currency translation net losses	**–**	246
Other comprehensive income	**4,070**	(3,676)
Total comprehensive income for the year	**4,931**	188
Attributable to:		
Equity holders of the parent	**4,731**	(81)
Non-controlling interests	**200**	269
	4,931	188

Consolidated balance sheet

As at 31 December 2009

US$m	Notes	2009	2008
Assets			
Non-current assets			
Intangible assets	14, 15	**8,422**	8,898
Property, plant and equipment	16	**39,397**	36,141
Biological assets	17	**20**	11
Inventories	18	**44**	39
Trade and other receivables	19	**81**	77
Investments in associates	20	**1,790**	1,963
Available-for-sale financial assets	22	**364**	161
Derivative financial assets	23	**698**	774
Other financial assets	24	**348**	235
Pension asset	35	**1**	3
Prepayments		**29**	22
Deferred tax assets	11	**213**	3
		51,407	48,327
Current assets			
Inventories	18	**4,570**	3,573
Trade and other receivables	19	**3,306**	1,941
Derivative financial assets	23	**159**	29
Other financial assets	24	**2,424**	–
Prepayments		**232**	288
Cash and cash equivalents	25	**1,177**	1,156
Assets classified as held for sale	8	**549**	–
		12,417	6,987
Total assets		**63,824**	55,314

US$m	Notes	2009	2008
Equity and liabilities			
Capital and reserves – attributable to equity holders of Xstrata plc			
Issued capital	26	**1,469**	488
Share premium	26	**15,096**	10,308
Own shares	26	**(1,306)**	(1,332)
Convertible borrowings – equity component	26, 29	**56**	56
Other reserves	26	**5,606**	1,454
Retained earnings	26	**12,361**	11,789
		33,282	22,763
Non-controlling interests	26	**1,637**	1,636
Total equity		**34,919**	24,399
Non-current liabilities			
Trade and other payables	27	**32**	29
Interest-bearing loans and borrowings	28	**13,252**	16,337
Convertible borrowings	29	**335**	331
Derivative financial liabilities	30	**505**	569
Other financial liabilities	31	**538**	683
Provisions	32	**2,844**	2,237
Pension deficit	35	**412**	320
Deferred tax liabilities	11	**5,775**	5,244
Other liabilities	33	**9**	105
		23,702	25,855
Current liabilities			
Trade and other payables	27	**3,697**	3,233
Interest-bearing loans and borrowings	28	**206**	794
Derivative financial liabilities	30	**52**	202
Provisions	32	**623**	497
Income taxes payable		**526**	299
Other liabilities	33	**39**	35
Liabilities classified as held for sale	8	**60**	–
		5,203	5,060
Total liabilities		**28,905**	30,915
Total equity and liabilities		**63,824**	55,314

The financial statements on pages 132 to 214 were approved by the Board of Directors on 2 March 2010 and signed on its behalf by:

Trevor Reid
Chief Financial Officer

Consolidated cash flow statement

For the year ended 31 December 2009

US$m	Notes	2009	2008
Profit before taxation		**1,530**	5,168
Adjustments for:			
Finance income	10	**(454)**	(261)
Finance cost	10	**795**	1,147
Share of loss from associates	20	**333**	22
Net profit on disposal of property, plant and equipment		**–**	(9)
Inventory write downs	10	**–**	93
Liability fair value adjustments	10	**(350)**	194
Profit on loss of control of joint venture	10	**(194)**	–
Profit on restructure of joint venture interest	10	**–**	(213)
Depreciation	10	**2,334**	2,286
Amortisation	10	**85**	110
Impairment of assets	10, 15	**2,553**	974
Share-based compensation plans	10	**334**	6
(Increase)/decrease in trade and other receivables		**(1,344)**	868
Increase in other assets		**(186)**	(299)
(Increase)/decrease in inventories		**(665)**	167
Increase/(decrease) in trade and other payables		**318**	(913)
Increase/(decrease) in provisions		**218**	(450)
Other non-cash movements		**(3)**	(2)
Cash generated from operations		**5,304**	8,888
Income tax paid		**(749)**	(1,753)
Interest paid		**(498)**	(612)
Interest received		**73**	60
Dividends received – other		**1**	2
Net cash flow from operating activities		**4,131**	6,585
Purchase of property, plant and equipment		**(3,568)**	(4,796)
Proceeds from sale of property, plant and equipment		**10**	101
Purchase of intangible assets		**(16)**	(54)
Purchase of available-for-sale financial assets		**–**	(155)
Proceeds from the sale of available-for-sale assets	10	**1**	43
Proceeds from restructure of joint venture	7	**43**	–
Purchase of other financial assets		**(2,000)**	–
Acquisition of interest in associates		**(112)**	(1,878)
Acquisition of subsidiaries, net of cash acquired		**–**	(3,654)
Investment in other financial assets		**(110)**	–
Net cash flow used in investing activities		**(5,752)**	(10,393)
Issue of share capital		**5,667**	–
Purchase of own shares		**(6)**	(525)
Disposal of own shares		**15**	64
Proceeds from interest-bearing loans and borrowings		**4,892**	7,118
Interest-bearing loans and borrowings issue costs		**–**	(89)
Repayment of interest-bearing loans and borrowings		**(8,748)**	(2,220)
Payment of finance lease liabilities		**(21)**	(14)
Dividends paid to equity holders of the parent		**–**	(499)
Dividends paid to non-controlling interests		**(199)**	(221)
Capital injection from non-controlling interests		**–**	301
Net cash flow from financing activities		**1,600**	3,915
Net (decrease)/increase in cash and cash equivalents		**(21)**	107
Net foreign exchange difference		**41**	(31)
Cash and cash equivalents at 1 January		**1,145**	1,069
Cash and cash equivalents at 31 December	25	**1,165**	1,145

Statement of changes in equity
For the year ended 31 December 2009

	Attributable to equity holders of the parent								
US$m	Issued capital	Share premium	Own shares	Convertible borrowings – equity component	Other reserves (refer to note 26)	Retained earnings	Total	Non-controlling interests	Total equity
At 1 January 2008	485	9,899	(651)	56	5,055	8,984	23,828	1,386	25,214
Comprehensive income	–	–	–	–	(3,601)	3,520	(81)	269	188
Issue of share capital	3	409	(412)	–	–	–	–	–	–
Own share purchases	–	–	(525)	–	–	–	(525)	–	(525)
Own share disposals	–	–	256	–	–	(192)	64	–	64
Cost of IFRS 2 equity settled share-based compensation plans	–	–	–	–	–	245	245	–	245
Modification of share-based awards	–	–	–	–	–	(269)	(269)	–	(269)
Acquisition of subsidiaries	–	–	–	–	–	–	–	80	80
Capital injection	–	–	–	–	–	–	–	122	122
Dividends paid (refer to note 13)	–	–	–	–	–	(499)	(499)	(221)	(720)
At 31 December 2008	488	10,308	(1,332)	56	1,454	11,789	22,763	1,636	24,399
Comprehensive income	–	–	–	–	4,152	579	4,731	200	4,931
Issue of share capital	981	4,788	(102)	–	–	–	5,667	–	5,667
Own share purchases	–	–	(6)	–	–	–	(6)	–	(6)
Own share disposals	–	–	134	–	–	(119)	15	–	15
Cost of IFRS 2 equity settled share-based compensation plans	–	–	–	–	–	112	112	–	112
Dividends paid (refer to note 13)	–	–	–	–	–	–	–	(199)	(199)
At 31 December 2009	**1,469**	**15,096**	**(1,306)**	**56**	**5,606**	**12,361**	**33,282**	**1,637**	**34,919**

Notes to the financial statements

1. Corporate information

The consolidated financial statements were authorised for issue in accordance with a directors' resolution on 2 March 2010. The ultimate parent entity of the Group, Xstrata plc, is a publicly traded limited company incorporated in England and Wales and domiciled in Switzerland. Its ordinary shares are traded on the London and Swiss stock exchanges.

The principal activities of the Group are described in note 9.

2. Statement of compliance

The consolidated financial statements of Xstrata plc and its subsidiaries (the Group) are prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC), as adopted by the European Union, effective for the Group's reporting for the year ended 31 December 2009.

3. Basis of preparation

The consolidated financial statements are presented in US dollars, which is the parent's functional and presentation currency, and all values are rounded to the nearest million except where otherwise indicated.

The accounting policies in note 6 have been applied in preparing the consolidated financial statements.

4. Significant accounting estimates

The preparation of these financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the date of the financial statements. Actual outcomes could differ from these estimates.

The below are the most critical judgements, estimates and assumptions:

Estimated recoverable reserves and resources

Estimated recoverable reserves and resources are used to determine the depreciation of mine production assets, in accounting for deferred stripping costs and in performing impairment testing. Estimates are prepared by appropriately qualified persons, but will be impacted by forecast commodity prices, exchange rates, production costs and recoveries amongst other factors. Changes in assumptions will impact the carrying value of assets and depreciation and impairment charges recorded in the income statement.

Environmental rehabilitation costs

The provisions for rehabilitation costs are based on estimated future costs using information available at the balance sheet date. To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be impacted (refer to note 32).

Impairment testing

Note 15 outlines the significant judgements and assumptions made in performing impairment testing of non-current assets. Changes in these assumptions may alter the results of impairment testing, impairment charges recorded in the income statement and the resulting carrying values of assets.

Share-based payments, defined benefit pension plans and post-retirement medical plans

Note 35 outlines the significant assumptions made when accounting for share-based payments, defined benefit pension plans and post-retirement medical plans. Changes to these assumptions may alter the resulting accounting and ultimately the amount charged to the income statement.

5. Changes in accounting policies, new standards and interpretations not applied

Changes in accounting policies

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2008, except for the adoption of the following new standards and interpretations:

- IFRS 2 (Revised) 'Share-Based Payments'
  The Group adopted IFRS 2 (Revised) 'Share-Based Payments' which clarifies the definition of a vesting condition and prescribes the treatment for an award that is effectively cancelled because a non-vesting condition is not met. The adoption of this amendment has had no impact on Group earnings or equity in the current or prior years.
- IAS 1 (Revised) 'Presentation of Financial Statements'
  The Group adopted IAS 1 (Revised) 'Presentation of Financial Statements' which separates owner and non-owner transactions in equity and introduces a statement of comprehensive income. The adoption of this amendment has had no impact on Group earnings or equity in the current or prior years.
- IFRS 8 'Operating Segments'
  The Group adopted IFRS 8 'Operating Segments' which requires disclosure of certain information relating to the Group's operating segments and replaces the requirement to determine primary (business) and secondary (geographical) reporting segments of the Group. The operating segments determined in accordance with IFRS 8 are the same as the business segments previously reported under IAS 14 and the adoption of this amendment has had no impact on Group earnings or equity in the current or prior years.
- IAS 32 (Revised) 'Financial Instruments: Presentation'
  The Group early adopted IAS 32 (Revised) 'Financial Instruments: Presentation' which specifies that a pro rata rights issue to all of an entity's existing shareholders on the exercise of which the entity will receive a fixed amount of cash for a fixed number of the entity's own equity instruments is classified as an equity instrument regardless of the currency in which the exercise price is denominated. As a result of early adopting and retrospectively applying this standard, the Group has reversed the Rights Issue option loss of US$1.2 billion that was recognised in the 30 June 2009 interim financial statements.
- IFRS 3 (Revised) 'Business Combinations' and IAS 27 'Consolidated and Separate Financial Statements' (Amended)
  The Group early adopted IFRS 3 (Revised) Business Combinations and IAS 27' Consolidated and Separate Financial Statements' (Amended) effective from 1 January 2009. IFRS 3R introduces significant changes to business combinations occurring after this date. These changes affect the valuation of non-controlling interests, accounting for acquisition costs, recognition and measurement of contingent consideration and accounting for business combinations achieved in stages.

- IAS 27 (As amended in 2008) requires that the change in the ownership interest of a subsidiary without the loss of control is accounted for as a transaction with owners in their capacity as owners with no income statement impacts and also clarifies the treatment when a parent loses control of a subsidiary. As a consequence of adopting IAS 27 (as amended in 2008), the Group has also implemented early the consequential revisions to IAS 31 that affect the treatment of an investment on the loss of joint control.
- IFRIC 16 'Hedges of a Net Investment in a Foreign Operation'
  IFRIC 16 provides guidance on identifying the foreign currency risks that qualify for hedge accounting in the hedge of a net investment, where within the Group the hedging instrument can be held in the hedge of a net investment and how the Group should determine the amount of the foreign currency gain or loss, relating to both the net investment and the hedging instrument, to be recycled upon disposal of the net investment.

New standards and interpretations not applied

The IASB and IFRIC have issued the following standards and interpretations with effective dates that are subsequent to 1 January 2009. Consequently, these pronouncements will impact the Group's financial statements in future periods.

		Effective date
IAS 39	Recognition and Measurement: Eligible Hedged Items	1 July 2009
IAS 39	Amendments to IFRIC 9 and IAS 39: Embedded Derivatives	1 July 2009
IFRIC 17	Distribution of Non-cash Assets To Owners	1 July 2009

The Directors do not anticipate that the adoption of these standards and interpretations on their effective dates will have a material impact on the Group's financial statements in the period of initial application.

6. Principal accounting policies

Basis of consolidation

The financial statements consolidate the financial statements of Xstrata plc (the Company) and its subsidiaries (the Group). All inter-entity balances and transactions, including unrealised profits and losses arising from intra-Group transactions, have been eliminated in full. The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passes. Control is achieved where the Group has the power to govern the financial and operating policy of an entity so as to obtain benefits from its activities. This occurs when the Group has more than 50% voting power through ownership or agreements, except where minority rights are such that a minority shareholder is able to prevent the Group from exercising control. In addition, control may exist without having more than 50% voting power through ownership or agreements, or in the circumstances of enhanced minority rights, as a consequence of de facto control. De facto control is control without the legal right to exercise unilateral control, and involves decision-making ability that is not shared with others and the ability to give directions with respect to the operating and financial policies of the entity concerned. Where there is a loss of control of a subsidiary, the financial statements include the results for the part of the reporting period during which Xstrata plc has control. Subsidiaries use the same reporting period and same accounting policies as Xstrata plc.

Interests in joint ventures

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. The financial statements of the joint ventures are generally prepared for the same reporting period as the Company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist in the underlying records of the joint venture.

Jointly controlled operations

A jointly controlled operation involves the use of assets and other resources of the Group and other venturers rather than the establishment of a corporation, partnership or other entity.

The Group accounts for the assets it controls and the liabilities it incurs, the expenses it incurs and the share of income that it earns from the sale of goods or services by the joint venture.

Jointly controlled assets

A jointly controlled asset involves joint control and ownership by the Group and other venturers of assets contributed to or acquired for the purpose of the joint venture, without the formation of a corporation, partnership or other entity.

The Group accounts for its share of the jointly controlled assets, any liabilities it has incurred, its share of any liabilities jointly incurred with other ventures, income from the sale or use of its share of the joint venture's output, together with its share of the expenses incurred by the joint venture, and any expenses it incurs in relation to its interest in the joint venture.

Jointly controlled entities

A jointly controlled entity involves the establishment of a corporation, partnership or other legal entity in which the Group has an interest along with other venturers.

The Group recognises its interest in jointly controlled entities using the proportionate method of consolidation, whereby the Group's share of each of the assets, liabilities, income and expenses of the joint venture are combined with the similar items, line by line, in its consolidated financial statements.

When the Group contributes or sells assets to a joint venture, any gain or loss from the transaction is recognised based on the substance of the transaction. When the Group has transferred the risk and rewards of ownership to the joint venture, the Group only recognises the portion of the gain or loss attributable to the other venturers, unless the loss is reflective of an impairment, in which case the loss is recognised in full. When the Group purchases assets from the joint venture, it does not recognise its share of the profits of the joint venture from the transaction until it resells the assets to an independent party. Losses are accounted for in a similar manner unless they represent an impairment loss, in which case they are recognised immediately.

Joint ventures are accounted for in the manner outlined above, until the date on which the Group ceases to have joint control over the joint venture.

Investments in associates

Entities in which the Group has significant influence and which are neither subsidiaries nor joint ventures, are associates, and are accounted for using the equity method of accounting.

Under the equity method of accounting, the investment in the associate is recognised on the balance sheet on the date of acquisition at the fair

6. Principal accounting policies *continued*

value of the purchase consideration where this is higher than the fair value of the identifiable net assets acquired, or, if the purchase consideration is less than the fair value of the identifiable net assets acquired, at the fair value of the identifiable net assets acquired. In this way goodwill is included within the associate balance when the fair value of the investment is less than the consideration paid. The carrying amount is adjusted by the Group's share of the post acquisition profit or loss, depreciation, amortisation or impairment arising from fair value adjustments made at date of acquisition and certain inter-entity transactions together with a reduction for any dividends received or receivable from the associate. Where there has been a change recognised directly in the equity of the associate, the Group recognises its share of such changes in equity.

The financial statements of the associates are generally prepared for the same reporting period as the Group, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist in the underlying records of the associate. Where an associate prepares its financial statements using a different reporting period, an estimate of the Group's share of the associate's profit or loss is made based on the most reliable information available. Adjustments are made in the consolidated financial statements to eliminate the Group's share of unrealised gains and losses on transactions between the Group and its associates.

The Group discontinues its use of the equity method from the date on which it ceases to have significant influence, and from that date, accounts for the investment in accordance with IAS 39 (with its initial cost being the carrying amount of the associate at that date), provided the investment does not then qualify as a subsidiary or joint venture.

The Group's income statement reflects the share of associates' results after tax and the Group's statement of recognised income and expense includes any amounts recognised by associates outside of the income statement.

Business combinations

On the acquisition of a subsidiary, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. Those mining rights, mineral reserves and resources that are able to be reliably valued are recognised in the assessment of fair values on acquisition. Other potential reserves, resources and mineral rights, for which in the Directors' opinion, values cannot be reliably determined, are not recognised. Acquisition costs are expensed.

When the cost of acquisition exceeds the fair values attributable to the Group's share of the identifiable net assets, the difference is treated as purchased goodwill, which is not amortised but is reviewed for impairment annually or where there is an indication of impairment. If the fair value attributable to the Group's share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognised in the income statement.

Non-controlling interests represent the portion of profit or loss and net assets in subsidiaries that are not held by the Group and are presented in equity in the consolidated balance sheet, separately from the parent's shareholders' equity.

When a subsidiary is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. Any excess is treated as goodwill, or any discount is immediately recognised in the income statement. On the date control is obtained, the identifiable net assets are recognised in the Group balance sheet at fair value and the difference between the fair value recognised and the value on the date of the purchase is recognised in the Income statement.

Similar procedures are applied in accounting for the purchases of interests in associates. Any goodwill arising on such purchases is included within the carrying amount of the investment in the associates, but not thereafter amortised. Any excess of the Group's share of the net fair value of the associate's identifiable assets, liabilities and contingent liabilities over the cost of the investment is included in income in the period of the purchase.

Foreign currencies

Financial statements of subsidiaries, joint ventures and associates, are maintained in their functional currencies and converted to US dollars for consolidation of the Group results. The functional currency of each entity is determined after consideration of the primary economic environment of the entity.

Transactions in foreign currencies are translated at the exchange rates ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are re-translated at year-end exchange rates. All differences that arise are recorded in the income statement except for differences arising on rehabilitation provisions which are capitalised for operating mines. Non-monetary assets measured at historical cost in a foreign currency are translated using the exchange rates at the date of the initial transactions. Where non-monetary assets are measured at fair value in a foreign currency, they are translated at the exchange rates when the fair value was determined. Where the exchange difference relates to an item which has been recorded in equity, the related exchange difference is also recorded in equity.

On consolidation of foreign operations into US dollars, income statement items are translated at weighted average rates of exchange where this is a reasonable approximation of the exchange rate at the dates of the transactions. Balance sheet items are translated at closing exchange rates. Exchange differences on the re-translation of the investments in foreign subsidiaries, joint ventures and associates at closing rates, together with differences between income statements translated at average and at closing rates, are recorded in a separate component of equity. Exchange differences relating to quasi equity inter-company loan balances with the foreign operations which form part of the net investment in the foreign operation are also recognised in this component of equity. On disposal or partial disposal of a foreign entity the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

Exchange differences on foreign currency borrowings to finance net investments and tax charges/credits attributable to those exchange differences are also recorded in a separate component of equity to the extent that the hedge is effective. Upon full or partial disposal or repayment of the net investment in the foreign operation (including loans that form part of the net investment), the cumulative amount of the exchange differences is recognised in the income statement when the gain or loss on disposal or the loan repayment is recognised.

The following exchange rates to the US dollar (US$) have been applied:

	31 December 2009	**Average 12 months 2009**	31 December 2008	Average 12 months 2008
Argentine pesos (US$:ARS)	**3.7990**	**3.7279**	3.4538	3.1631
Australian dollars (AUD:US$)	**0.8974**	**0.7934**	0.7048	0.8522
Canadian dollars (US$:CAD)	**1.0533**	**1.1405**	1.2205	1.0670
Chilean pesos (US$:CLP)	**507.45**	**558.62**	637.25	523.87
Colombian pesos (US$:COP)	**2,043.00**	**2,153.20**	2,248.70	1,967.83
Euros (EUR:US$)	**1.4327**	**1.3949**	1.3974	1.4712
Great Britain pounds (GBP:US$)	**1.6173**	**1.5669**	1.4628	1.8525
Peruvian nuevo sol (US$:PEN)	**2.8870**	**3.0098**	3.1345	2.9237
South African rand (US$:ZAR)	**7.3890**	**8.4057**	9.3212	8.2695
Swiss francs (US$:CHF)	**1.0356**	**1.0850**	1.0695	1.0824

Revenue

Revenue associated with the sale of commodities is recognised when all significant risks and rewards of ownership of the asset sold are transferred to the customer, usually when insurance risk has passed to the customer and the commodity has been delivered to the shipping agent. At this point the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the commodities and the costs incurred, or to be incurred, in respect of the sale can be reliably measured. Revenue is recognised, at fair value of the consideration receivable, to the extent that it is probable that economic benefits will flow to the Group and the revenue can be reliably measured. Sales revenue is recognised at the fair value of consideration received, which in most cases is invoiced amounts, with most sales being priced free on board (FOB), free on rail (FOR) or cost, insurance and freight (CIF). Revenues from the sale of by-products are also included in sales revenue. Revenue excludes treatment and refining charges unless payment of these amounts can be enforced by the Group at the time of the sale.

For some commodities the sales price is determined provisionally at the date of sale, with the final price determined at a mutually agreed date, generally at a quoted market price at that time. This contractual feature has the character of a commodity derivative. As a result, the invoice price on these sales are marked-to-market at balance sheet date based on the forward metal prices for the relevant quotational period. This ensures that revenue is recorded at the fair value of consideration to be received. All mark-to-market adjustments are recorded in sales revenue.

Interest income

Interest income is recognised as earned on an accruals basis using the effective interest method in the income statement.

Exceptional items

Exceptional items represent significant items of income and expense which due to their nature or the expected infrequency of the events giving rise to them, are presented separately on the face of the income statement to give a better understanding to shareholders of the elements of financial performance in the year, so as to facilitate comparison with prior periods and to better assess trends in financial performance. Exceptional items include, but are not limited to, impairment charges, liability fair value adjustments, profits and losses on the sale of investments, profits and losses from the sale of operations, restructuring and closure costs, inventory write-downs, foreign currency gains and losses on borrowings, loan issue costs written-off on facility refinancing and the related tax impacts of these items.

Property, plant and equipment

Land and buildings, plant and equipment

On initial acquisition, land and buildings and plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and any impairment in value, whilst land is stated at cost less any impairment in value and is not depreciated.

Depreciation is provided so as to write off the cost, less estimated residual values of buildings, plant and equipment (based on prices prevailing at the balance sheet date) on the following bases:

Mine production assets are depreciated using a unit of production method based on estimated economically recoverable reserves, which results in a depreciation charge proportional to the depletion of reserves. Buildings, plant and equipment unrelated to production are depreciated using the straight-line method based on estimated useful lives.

Where parts of an asset have different useful lives, depreciation is calculated on each separate part. Each asset or part's estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The expected useful lives are as follows:

Buildings	15 – 40 years
Plant and equipment	4 – 30 years

The net carrying amounts of land, buildings and plant and equipment are reviewed for impairment either individually or at the cash-generating unit level when events and changes in circumstances indicate that the carrying amounts may not be recoverable. To the extent that these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Group, the expenditure is capitalised and the carrying amount of the item replaced derecognised. Similarly, overhaul costs associated with major maintenance are capitalised and depreciated over their useful lives where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognised. All other costs are expensed as incurred.

6. Principal accounting policies *continued*

Where an item of property, plant and equipment is disposed of, it is derecognised and the difference between its carrying value and net sales proceeds is disclosed as a profit or loss on disposal in the income statement.

Any items of property, plant or equipment that cease to have future economic benefits are derecognised with any gain or loss included in the income statement in the financial year in which the item is derecognised.

Exploration and evaluation expenditure

Exploration and evaluation expenditure relates to costs incurred on the exploration and evaluation of potential mineral reserves and resources and includes costs such as exploratory drilling and sample testing and the costs of pre-feasibility studies. Exploration and evaluation expenditure for each area of interest, other than that acquired from the purchase of another mining company, is carried forward as an asset provided that one of the following conditions is met:

- such costs are expected to be recouped in full through successful development and exploration of the area of interest or alternatively, by its sale; or
- exploration and evaluation activities in the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing, or planned for the future.

Purchased exploration and evaluation assets are recognised as assets at their cost of acquisition or at fair value if purchased as part of a business combination.

An impairment review is performed, either individually or at the cash-generating unit level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided against, in the financial year in which this is determined. Exploration and evaluation assets are reassessed on a regular basis and these costs are carried forward provided that at least one of the conditions outlined above is met.

Expenditure is transferred to mine development assets or capital work in progress once the work completed to date supports the future development of the property and such development receives appropriate approvals.

Mineral properties and mine development expenditure

The cost of acquiring mineral reserves and mineral resources is capitalised on the balance sheet as incurred. Capitalised costs (development expenditure) include costs associated with a start-up period where the asset is available for use but incapable of operating at normal levels without a commissioning period.

Mineral reserves and capitalised mine development expenditure are, upon commencement of production, depreciated using a unit of production method based on the estimated economically recoverable reserves to which they relate or are written off if the property is abandoned. The net carrying amounts of mineral reserves and resources and capitalised mine development expenditure at each mine property are reviewed for impairment either individually or at the cash-generating unit level when events and changes in circumstances indicate that the carrying amount may not be recoverable. To the extent that these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

Capital work in progress

Assets in the course of construction are capitalised in the capital work in progress account. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment.

The cost of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use.

Costs associated with a start-up period are capitalised where the asset is available for use but incapable of operating at normal levels without a commissioning period.

Capital work in progress is not depreciated.

The net carrying amounts of capital work in progress at each mine property are reviewed for impairment either individually or at the cash-generating unit level when events and changes in circumstances indicate that the carrying amount may not be recoverable. To the extent that these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

Leasing and hire purchase commitments

The determination of whether an arrangement is, or contains a lease is based in the substance of the arrangement at inception date, including whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset. A reassessment after inception is only made in specific circumstances.

Assets held under finance leases, where substantially all the risks and rewards of ownership of the asset have passed to the Group, and hire purchase contracts are capitalised in the balance sheet at the lower of the fair value of the leased property or the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement. These amounts are determined at the inception of the lease and are depreciated over the shorter of their estimated useful lives or lease term. The capital elements of future obligations under leases and hire purchase contracts are included as liabilities in the balance sheet. The interest elements of the lease or hire purchase obligations are charged to the income statement over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Leases where substantially all the risks and rewards of ownership have not passed to the Group are classified as operating leases. Rentals payable under operating leases are charged to the income statement on a straight-line basis over the lease term.

Deferred stripping costs

In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. During the pre-production phase, these costs are capitalised as part of the cost of the mine property and depreciated based on the mine's strip ratio (refer below).

The costs of removal of the waste material during a mine's production phase are deferred, where they give rise to future benefits. The deferral of these costs, and subsequent charges to the income statement are determined with reference to the mine's strip ratio.

The mine's strip ratio represents the ratio of the estimated total volume of waste, to the estimated total quantity of economically recoverable ore, over the life of the mine. These costs are deferred where the actual stripping ratios are higher than the average life of mine strip ratio. The costs charged to the income statement are based on application of the mine's strip ratio to the quantity of ore mined in the period. Where the ore is expected to be evenly distributed, waste removal is expensed as incurred.

Biological assets
Biological assets, being cattle, are carried at their fair value less estimated selling costs. Any changes in fair value less estimated selling costs are included in the income statement in the period in which they arise.

Intangible assets
Purchased intangible assets are recorded at the cost of acquisition including expenses incidental to the acquisition, less accumulated amortisation and any impairment in value.

Intangible assets acquired as part of an acquisition of a business are capitalised separately from goodwill if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition.

Internally generated goodwill is not recognised.
Intangible assets are amortised over their estimated useful lives, except goodwill and those intangible assets which the Directors regard as having indefinite useful lives, which are not amortised but are reviewed for impairment at least annually, and whenever events or circumstances indicate that the carrying amount may not be recoverable. Intangible assets are regarded as having an indefinite life when, based on an analysis of all the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash flows. Such analyses are performed annually. Estimated useful lives are determined as the period over which the Group expects to use the asset or the number of production (or similar) units expected to be obtained from the asset by the Group and for which the Group retains control of access to those benefits.

For intangible assets with a finite useful life, the amortisation method and period are reviewed annually and impairment testing is undertaken when circumstances indicate the carrying amount may not be recoverable.

Where an intangible asset is disposed of, it is derecognised and the difference between its carrying value and the net sales proceeds is reported as a profit or loss on disposal in the income statement in the financial year the disposal occurs.

Coal export rights
Coal export rights are carried at cost and amortised using a units-of-production method based on the reserves that exist in the location that has access to such rights.

Software and technology patents
Software and technology patents are carried at cost and amortised over a period of 3 years and 20 years respectively.

Hydroelectricity rights
Hydroelectricity rights acquired will be amortised over the expected life of the operation following the completion of construction.

Long-term feed contract
A long-term feed contract is being amortised over the remaining contract term.

Impairment of assets
The carrying amounts of non-current assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amounts may not be recoverable. If there are indicators of impairment, a review is undertaken to determine whether the carrying amounts are in excess of their recoverable amounts. An asset's recoverable amount is determined as the higher of its fair value less costs to sell and its value-in-use. Such reviews are undertaken on an asset-by-asset basis, except where assets do not generate cash flows independent of other assets, in which case the review is undertaken at the cash-generating unit level.

Where a cash-generating unit, or group of cash-generating units, has goodwill allocated to it, or includes intangible assets which are either not available for use or which have an indefinite useful life (and which can only be tested as part of a cash-generating unit), an impairment test is performed at least annually or whenever there is an indication that the carrying amounts of such assets may be impaired.

If the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recorded in the income statement to reflect the asset at the lower amount. In assessing the value in use, the relevant future cash flows expected to arise from the continuing use of such assets and from their disposal are discounted to their present value using a market-determined pre-tax discount rate which reflects current market assessments of the time value of money and asset-specific risks for which the cash flow estimates have not been adjusted. Fair value less costs to sell is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued use and eventual disposal of the asset. In assessing these cash flows and discounting them to present value, assumptions used are those that an independent market participant would consider appropriate.

An impairment loss is reversed in the income statement if there is a change in the estimates used to determine the recoverable amount since the prior impairment loss was recognised. The carrying amount is increased to the recoverable amount but not beyond the carrying amount net of depreciation or amortisation which would have arisen if the prior impairment loss had not been recognised. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. Goodwill impairments are not reversed.

Non-current assets held for sale and discontinued operations
Non-current assets held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the assets or disposal groups are available for immediate sale in their present condition. The Group must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year of the date of classification.

6. Principal accounting policies *continued*

Non-current assets (or disposal groups) held for sale are carried at the lower of the carrying amount prior to being classified as held for sale, and the fair value less costs to sell. A non-current asset is not depreciated while classified as held for sale.

A non-current asset held for sale is presented separately in the balance sheet. The assets and liabilities of a disposal group classified as held for sale are presented separately as one line in the assets and liabilities sections on the face of the balance sheet.

Discontinued operations

A discontinued operation is a component of an entity, whose operations and cash flows are clearly distinguished both operationally and for financial reporting purposes from the rest of the entity, that has been disposed of or classified as held for sale. To be classified as a discontinued operation, one of the following criteria must be met:

- the operation must represent a separate major line of business or geographical area of operations; or
- the operation must be part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
- the operation must be a subsidiary acquired exclusively with a view for resale.

Where the operation is discontinued at the balance sheet date, the results are presented in one line on the face of the income statement, and prior period results are represented as discontinued.

Financial instruments

Financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate. The Group determines the classification of its financial assets at initial recognition. Where as a result of a change in intention or ability, it is no longer appropriate to classify an investment as held to maturity, the investment is reclassified into the available-for-sale category. When financial assets are recognised initially, they are measured at fair value on the trade date, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. All financial liabilities are initially recognised at their fair value. Subsequently, all financial liabilities with the exception of derivatives are carried at amortised cost.

The Group considers whether a contract contains an embedded derivative when the Group becomes a party to the contract. Embedded derivatives are separated from the host contract if it is not measured at fair value through profit and loss and when the economic characteristics and risks are not closely related to the host contract.

Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category financial assets at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated as and are effective hedging instruments. Gains or losses on these items are recognised in income.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held-to-maturity, such as bonds, are measured at amortised cost. This cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount. This calculation includes all fees paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortised cost, gains and losses are recognised in income when the investments are derecognised or impaired, as well as through the amortisation process.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, do not qualify as trading assets and have not been designated as either fair value through profit and loss or available-for-sale. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process. Trade and other receivables are recognised and carried at their original invoiced value, adjusted for, where appropriate, provisional pricing or their recoverable amount if this differs from the invoiced amount. Where the time value of money is material, receivables are discounted and are carried at their present value. A provision is made where the estimated recoverable amount is lower than the carrying amount.

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale, or are not classified in any of the other three stated categories. After initial recognition available-for-sale financial assets are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Listed share investments are carried at fair value based on stock exchange quoted prices at the balance sheet date. Unlisted shares are carried at fair value where it can be reliably obtained, otherwise they are stated at cost less any impairment.

Fair values

The fair value of quoted financial assets is determined by reference to bid prices at the close of business on the balance sheet date. Where there is no active market, fair value is determined using valuation techniques. These include recent arm's length market transactions; reference to current market value of another instrument which is substantially the same; discounted cash flow analysis and pricing models.

Derivative financial instruments are valued using applicable valuation techniques such as those outlined above.

De-recognition of financial assets and liabilities

Financial assets

A financial asset is de-recognised when:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its right to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, it continues to recognise the financial asset to the extent of its continuing involvement in the asset.

Financial liabilities

A financial liability is de-recognised when the obligation under the liability is discharged or cancelled or expires.

Gains and losses on de-recognition are recognised within finance income and finance costs respectively.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the income statement.

Impairment of financial assets

The Group assesses at each balance sheet date whether a financial asset is impaired.

Financial assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables and held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced and the amount of the loss is recognised in the income statement. Objective evidence of impairment of loans and receivables exists if the counter-party is experiencing significant financial difficulty, there is a breach of contract, concessions are granted to the counter party that would not normally be granted or it is probable that the counter party will enter into bankruptcy or a financial reorganisation.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Available-for-sale financial assets

If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognised in profit. Reversals of impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

Rehabilitation trust fund

Investments in the rehabilitation trust funds are measured at fair value based on the market price of investments held by the trust. In accordance with IFRIC 5, movements in the fair value are recognised in the income statement. Such amounts relate to trusts in South Africa which receive cash contributions to accumulate funds for the Group's rehabilitation liabilities relating to the eventual closure of the Group's coal operations.

Derivative financial instruments and hedging

The Group uses derivative financial instruments such as interest rate swaps, forward currency and commodity contracts to hedge its risks associated with interest rate, foreign currency and commodity price fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to profit or loss for the year.

The fair value of forward currency and commodity contracts is calculated by reference to current forward exchange rates and prices for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purpose of hedge accounting, hedges are classified as:

- fair value hedges;
- cash flow hedges; or
- hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk.

6. Principal accounting policies *continued*

Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine if they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

Fair value hedges are hedges of the Group's exposure to changes in the fair value of a recognised asset or liability that could affect profit or loss. The carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged, the derivative is re-measured at fair value and gains and losses from both are taken to profit or loss.

For fair value hedges relating to items carried at amortised cost, the adjustment to carrying value is amortised through profit or loss over the remaining term to maturity. Any adjustment to the carrying amount of a hedged financial instrument for which the effective interest method is used is amortised to profit or loss.

Amortisation begins when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation.

Cash flow hedges

Cash flow hedges are a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in profit or loss.

Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss. Where the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to profit or loss. If the hedging instrument expires or is sold, terminated or exercised without replacement or roll-over, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs. If the related transaction is not expected to occur, the amount is taken to profit or loss.

Hedges of a net investment

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognised directly in equity while any gains or losses relating to the ineffective portion are recognised in profit or loss. On disposal of the foreign operation, the cumulative value of any such gains or losses recognised directly in equity is transferred to profit or loss.

Own shares

The cost of purchases of own shares held by the Employee Share Ownership Plan (ESOP) trust are deducted from equity. Where they are issued to employees or sold, no gain or loss is recognised in the income statement. Any proceeds received on disposal of the shares or transfer to employees are recognised in equity.

Own shares purchased under the Equity Capital Management Program (ECMP) are deducted from equity. No gain or loss is recognised in the income statement on the purchase, sale, issue or cancellation of such shares. Such gains and losses are recognised directly in equity.

Interest-bearing loans and borrowings

Loans are recognised at inception at the fair value of proceeds received, net of directly attributable transaction costs. Subsequently they are measured at amortised cost using the effective interest method. Finance costs are recognised in the income statement using the effective interest method.

Convertible borrowings

On issue of a convertible borrowing, the fair value of the liability component is determined by discounting the contractual future cash flows using a market rate for a non-convertible instrument with similar terms. This value is carried as a liability on the amortised cost basis until extinguished on conversion or redemption. The remainder of the proceeds are allocated to a separate component of equity, net of issue costs, which remains constant in subsequent periods. Issue costs are apportioned between the liability and equity components based on their respective carrying amounts when the instrument was issued.

On conversion, the liability is reclassified to equity and no gain or loss is recognised in the profit or loss. Where the convertible borrowing is redeemed early or repurchased in a way that does not alter the original conversion privileges, the consideration paid is allocated to the liability and equity components. The consideration relating to the equity component is recognised in equity and the amount of gain or loss relating to the liability element in profit or loss.

The finance costs recognised in respect of the convertible borrowings includes the accretion of the liability component to the amount that will be payable on redemption.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on a weighted average basis or using a first-in-first-out basis and includes all costs incurred in the normal course of business including direct material and direct labour costs and an allocation of production overheads, depreciation and amortisation and other costs, based on normal production capacity, incurred in bringing each product to its present location and condition. Cost of inventories includes the transfers from equity of gains and losses on qualifying cash flow hedges in respect of the purchase of materials. Inventories are categorised, as follows:

- Raw materials and consumables: materials, goods or supplies (including energy sources) to be either directly or indirectly consumed in the production process;
- Work in progress: Items stored in an intermediate state that have not yet passed through all the stages of production; and
- Finished goods: products and materials that have passed all stages of the production process.

Net realisable value represents estimated selling price in the ordinary course of business less any further costs expected to be incurred to completion and disposal.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank, cash in hand and short-term deposits with an original maturity of three months or less. For the cash flow statement, cash and cash equivalents include certain bank overdrafts where the facility forms part of the working capital cash management activities.

Government grants

Government grants are recognised where there is reasonable assurance that the grant will be received and all the attaching conditions will be complied with. Government grants in respect of capital expenditure are credited to the carrying amount of the related asset and are released to the income statement over the expected useful lives of the relevant assets. Grants which are not associated with an asset are credited to income so as to match them with the expense to which they relate.

Environmental protection, rehabilitation and closure costs

Provision is made for close down, restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the financial period when the related environmental disturbance occurs, based on the estimated future costs using information available at the balance sheet date. The provision is discounted using a current market-based pre-tax discount rate and the unwinding of the discount is included in interest expense. At the time of establishing the provision, a corresponding asset is capitalised, where it gives rise to a future benefit, and depreciated over future production from the operations to which it relates.

The provision is reviewed on an annual basis for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations. The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.

Rehabilitation trust funds holding monies committed for use in satisfying environmental obligations are included within Other financial assets on the balance sheet.

Employee entitlements

Provisions are recognised for short-term employee entitlements, on an undiscounted basis, for services rendered by employees that remain unpaid at the balance sheet date.

Provisions for long-term employee entitlements are measured using the projected unit credit method and discounted at an interest rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the liabilities.

In some of the Group's Australian operations, long service leave (an employee entitlement for which a provision is recorded) is administered by an independent fund. The fund collects levies from employers throughout the industry based on the expected cost of future liabilities. When the Group makes long service leave payments to employees covered by the fund, it is reimbursed for the majority of the payment. To reflect the expected reimbursement for future long service leave payments from the fund, a receivable is recorded based on the present value of the future amounts expected to be reimbursed.

Other provisions

Provisions are recognised when the Group has a present obligation (legal or constructive), as result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted to net present value using an appropriate current market-based pre-tax discount rate and the unwinding of the discount is included in finance costs.

Taxation

Current tax

Current tax for each taxable entity in the Group is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred tax

Deferred tax is recognised using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below:

Deferred income tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised, except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. To the extent that an asset not previously recognised fulfils the criteria for recognition, a deferred income tax asset is recorded.

6. Principal accounting policies *continued*

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realised or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Current and deferred tax relating to items recognised directly in equity are recognised in equity and not in the income statement.

Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax.

Pensions and other post-retirement obligations
The Group's contributions to defined contribution pension plans are charged to the income statement in the year to which they relate.

The Group contributes to separately administered defined benefit pension plans.

For defined benefit funds, plan assets are measured at fair value, while plan liabilities are measured on an actuarial basis using the projected unit credit method and discounted at an interest rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the plan liabilities. The expected return on plan assets is based on an assessment made at the beginning of the year of long-term market returns on scheme assets, adjusted for the effect on the fair value of plan assets of contributions received and benefits paid during the year. In measuring its defined benefit liability past service costs are recognised as an expense on a straight-line basis over the period until the benefits become vested. To the extent that the benefits vest immediately following the introduction of, or changes to, a defined benefit plan, the past service costs are recognised immediately. When a settlement (eliminating all obligations for part or all of the benefits that have already accrued) or a curtailment (reducing future obligations as a result of material reduction in the scheme membership or a reduction in future entitlement) occurs, the obligation and related plan assets are re-measured using current actuarial assumptions and the resultant gain or loss is recognised in the income statement during the period in which the settlement or curtailment occurs.

The service cost of providing pension benefits to employees for the year is determined using the projected unit method and is recognised in the income statement. The difference between the expected return on plan assets and the unwinding of the discount on plan liabilities is recognised in the income statement.

Actuarial gains or losses are recognised directly in equity through the statement of recognised income and expenses. The full pension surplus or deficit is recorded in the balance sheet, with the exception of the impact of any recognition of past service costs. Surpluses recorded are restricted to the sum of any unrecognised past service costs and present value of any amounts the Group expects to recover by way of refunds from the plan or reductions in future contributions.

The Group also provides post-retirement healthcare benefits to certain employees in Canada, the Dominican Republic, South Africa and the United States. These are accounted for in a similar manner to the defined benefit pension plans. These benefits are unfunded.

Ordinary share capital
Ordinary shares issued by the Company are recorded at the net proceeds received, which is the fair value of the consideration received less costs that are incurred in connection with the share issue. The nominal par value of the shares issued is taken to the share capital account and any excess is recorded in the share premium account, including the costs that were incurred with the share issue.

Share-based compensation plans
The Group makes share-based awards, including free shares and options, to certain employees.

Equity-settled awards
For equity-settled awards, the fair value is charged to the income statement and credited to retained earnings, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest (taking into account the achievement of non-market-based performance conditions). The fair value of the equity-settled awards is determined at the date of the grant. In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company (market conditions). The fair value is determined by external experts using option pricing models. At each balance sheet date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognised in the income statement with a corresponding entry within equity.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified over the original vesting period. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification, over the remainder of the new vesting period.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. Any compensation paid up to the fair value of the awards at the cancellation or settlement date is deducted from equity, with any excess over fair value being treated as an expense in the income statement. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the new awards are treated as if they are a modification of the original award, as described in the previous paragraph.

Cash-settled awards
For cash-settled awards, the fair value is re calculated at each balance date until the awards are settled based on the estimated number of awards that are expected to vest adjusting for market and non-market based performance conditions. During the vesting period, a liability is recognised representing the portion of the vesting period which has expired at the balance sheet date times the fair value of the awards at that date. After vesting, the full fair value of the unsettled awards at each balance date is recognised as a liability. Movements in the liability are recognised in the income statement. The fair value is recalculated using an option pricing model (refer to note 35).

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised and amortised over the useful life of the asset. Borrowing costs related to the establishment of a loan facility are capitalised and amortised over the life of the facility. Other borrowing costs are recognised as an expense in the financial period incurred.

Comparatives

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures for the impact of the rights issue bonus factor of 0.57 (refer to note 12). A non-current other financial asset for US$213 million at 31 December 2009 (31 December 2008 US$165million) was classified as a current trade and other receivable in comparative periods. The comparative balances have been adjusted to be disclosed on the same basis as the current period figure as this better reflects the nature and expected realisation of the asset.

7. Acquisitions

Business combinations

There were no business combinations in 2009.

Prior year business combinations

Jubilee Mines NL

On 29 October 2007 the Group made an AUD23 per share cash offer for shares in Jubilee Mines NL (Jubilee). On 31 January 2008, the Group declared the offer free from all conditions, and obtained control of Jubilee, following the receipt of acceptances in respect of 62% of Jubilee's share capital. By 16 February 2008 the Group held 97% of Jubilee and obtained the remaining 3% by 31 March 2008. Under IFRS 3 the acquisition has been accounted for as one transaction occurring on 31 January 2008. The total cost of the acquisition was US$2,875 million. Jubilee, which was previously listed on the Australian stock exchange, owns and operates the Cosmos Nickel operation and is developing the Sinclair Nickel Project in Western Australia.

The final fair values of the identifiable assets and liabilities acquired were as follows:

US$m	Provisional fair value as previously reported	Fair value adjustments	Fair value at acquisition
Property, plant and equipment	2,778	–	2,778
Available-for-sale financial assets	8	–	8
Prepayments	1	–	1
Inventories	8	–	8
Trade and other receivables	15	–	15
	2,810	–	2,810
Trade and other payables	(44)	–	(44)
Provisions	(11)	–	(11)
Deferred tax liabilities	(51)	–	(51)
Income tax payable	(7)	–	(7)
Net assets	2,697	–	2,697
Goodwill arising on acquisition	54	–	54
	2,751	–	2,751
Consideration:			
Net cash acquired with the subsidiary			(124)
Cash paid			2,721
Acquisition costs			154
			2,751

The goodwill balance is the result of the requirement to recognise a deferred tax liability calculated as the difference between the tax effect of the fair value of the assets and liabilities acquired and their tax bases.

Notes to the financial statements *continued*

7. Acquisitions *continued*

Resource Pacific Holdings Limited

On 5 December 2007 the Group announced an unconditional cash offer for shares in Resource Pacific Holdings Limited (Resource Pacific) of AUD2.85 per share and on 8 February 2008 the offer price was increased to AUD3.20 per share. As at 20 February 2008, the Group held 67.5% and as at 23 April 2008, the Group held 89.8% of the total issued shares of Resource Pacific. Under IFRS 3 the acquisition has been accounted for as one transaction occurring on 20 February 2008. The total cost of the acquisition was US$910 million. Resource Pacific was previously listed on the Australian stock exchange and owns the Newpac underground coal mine located in the Hunter Valley coalfields of New South Wales, Australia.

The final fair values of the identifiable assets and liabilities acquired were as follows:

US$m	Provisional fair value as previously reported	Fair value adjustments	Fair value at acquisition
Property, plant and equipment	1,222	–	1,222
Other financial assets	11	–	11
Prepayments	1	–	1
Inventories	4	–	4
Trade and other receivables	12	–	12
	1,250	–	1,250
Trade and other payables	(75)	–	(75)
Interest-bearing loans and borrowings	(14)	–	(14)
Provisions	(203)	–	(203)
Deferred tax liabilities	(153)	–	(153)
Net assets	805	–	805
Non-controlling interests	(80)	–	(80)
Net attributable assets	725	–	725
Goodwill arising on acquisition	178	–	178
	903	–	903

Consideration:	
Net cash acquired with the subsidiary	(7)
Cash paid	903
Acquisition costs	7
	903

The goodwill balance is the result of the requirement to recognise a deferred tax liability calculated as the difference between the tax effect of the fair value of the assets and liabilities acquired and their tax bases.

Douglas Tavistock Joint Venture

In March 2008, the Group restructured its Douglas Tavistock Joint Venture (DTJV) with BHP Billiton Energy Coal South Africa (BECSA). Under the terms of the restructuring, the Group acquired and managed the mining of reserves approximately equivalent to its 16% share of the DTJV, in an area contiguous to its 100% owned Arthur Taylor Colliery Open-cast Mine (ATCOM) operations. The Group has also acquired approximately 16% of the major mobile equipment and has commenced separate mining operations from 1 December 2009. The Group also entered into an interim coal off-take arrangement (export and Eskom) for 18 months with BECSA, effective from 1 January 2008 and a long-term supply arrangement for its share of the former DTJV's Duhva LT Eskom Coal Supply Agreement. During the period the off-take agreement was extended and the Group received the final consideration payment of US$43 million on 1 December 2009.

Under IFRS this restructure has been accounted for by recognising the net assets obtained at fair value and derecognising the Group's interest in the DTJV. This has resulted in a gain of US$213 million in 2008, calculated as follows:

US$m	Fair value at acquisition
Fair value of net assets obtained	
Intangible assets	62
Property, plant and equipment	260
Trade and other receivables	78
	400
Other financial liabilities	(42)
Deferred tax liabilities	(72)
Net assets obtained	286
Book value of net assets derecognised	
Property, plant and equipment	92
Inventories	2
Trade and other receivables	4
Trade and other payables	(17)
Provisions	(8)
Net assets derecognised	73
Gain on transaction	213

Investment in associates

Prior year investment in associates

Lonmin plc

In August 2008, the Group acquired 16,706,481 common shares of Lonmin plc (Lonmin) representing 10.7% of the common shares for consideration of US$1,084 million or GBP33 per share. In October 2008, the Group acquired a further 22,232,940 common shares representing 14.2% of the common shares of Lonmin for a consideration of US$794 million or GBP20 per share, increasing the Group's holding to 24.9% at a cost of US$1,878 million. This investment has been treated as an associate following the increase of the Group's holding in Lonmin to 24.9% (refer to note 20).

Notes to the financial statements *continued*

7. Acquisitions *continued*

Consolidated information

The below information provides aggregate amounts of acquired assets and liabilities for all business combinations in 2009 and 2008:

US$m	**2009**	2008
Intangible assets	–	62
Property, plant and equipment	–	4,260
Inventories	–	12
Trade and other receivables	–	105
Available-for-sale financial assets	–	8
Other financial assets	–	11
Prepayments	–	2
	–	4,460
Trade and other payables	–	(119)
Interest-bearing loans and borrowings	–	(14)
Derivative financial liabilities	–	(42)
Provisions	–	(214)
Deferred tax liabilities	–	(276)
Income tax payable	–	(7)
Net assets	–	3,788
Non-controlling interests	–	(80)
Net attributable assets	–	3,708
Goodwill	–	232
Net attributable assets including goodwill	–	3,940
Consideration:		
Net cash acquired with the subsidiary	–	(131)
Acquisition costs	–	161
Cash paid	–	3,624
Gain on restructure of DTJV	–	213
Net assets derecognised	–	73
	–	3,940

8. Discontinued operations and disposals

Profit on loss of control of joint venture

In October 2009, the Group entered into an irrevocable sale agreement to dispose of the Group's 70% interest in El Morro SCM, the holder of the El Morro copper-gold project in Chile, and associated rights and assets, to Barrick Gold Corporation (or New Gold Incorporated upon the exercise of their right of first refusal) for a total cash consideration of US$463 million (refer to note 10). As the Group recovered the carrying value of this asset through a sale transaction, the asset was classified as held for sale at 31 December 2009. The sale proceeds were received from New Gold Incorporated on 17 February 2010.

The net balance of other held for sale assets and liabilities at 31 December 2009 was US$26 million.

Prior year disposals

Resource Pacific Holdings Limited

Following the acquisition of 89.8% of Resource Pacific in February 2008, 12% of the shares were sold in October 2008 at cost for US$122 million (refer to note 7).

Douglas Tavistock Joint Venture

In March 2008, the Group restructured its Douglas Tavistock Joint Venture (DTJV) with BHP Billiton Energy Coal South Africa (BECSA) resulting in the disposal of the Group's interest in the joint venture (refer to note 7).

Consolidated information

The below information is provided in aggregate for the 2009 and 2008 disposals:

US$m	**2009**	2008
Property, plant and equipment	–	92
Inventories	–	2
Trade and other receivables	–	4
	–	98
Trade and other payables	–	(17)
Provisions	–	(8)
Deferred tax liabilities	–	34
Net assets	–	107
Non-controlling interests	–	94
Net attributable assets	–	201
Consideration:		
Cash received	–	128
Net assets obtained	–	286
Total consideration	–	414
Gain on disposal of discontinued operations and restructure of DTJV	–	213

Overview
Strategy
Performance
Governance

Notes to the financial statements *continued*

9. Segmental analysis

Operating segments

Xstrata's business is organised into five global commodity businesses and a technology business, each of which operates with a high degree of autonomy.

Management monitors the operating results of each business as stand alone entities. Segment performance is evaluated based on a number of measures including return on capital employed and operating profit before interest and tax. Finance income and costs, and income tax are managed on a Group basis.

Transfer prices between business segments are set on an arms-length basis in a manner similar to transactions with third parties.

The following tables present revenue and profit information and certain asset and liability information regarding the Group's operating segments for the years ended 31 December 2009 and 2008.

For the year ended 31 December

US$m	**Before exceptional items**	**Exceptional items**	**2009**	Before exceptional items	Exceptional items	2008
Revenue						
External parties:						
Coal – Thermal	**5,762**	**–**	**5,762**	6,347	–	6,347
Coal – Coking	**987**	**–**	**987**	1,597	–	1,597
Coal	**6,749**	**–**	**6,749**	7,944	–	7,944
Ferroalloys	**1,105**	**–**	**1,105**	1,733	–	1,733
Platinum	**200**	**–**	**200**	269	–	269
Copper	**9,223**	**–**	**9,223**	11,464	–	11,464
Nickel	**1,891**	**–**	**1,891**	3,105	–	3,105
Zinc Lead	**3,450**	**–**	**3,450**	3,202	–	3,202
Technology	**114**	**–**	**114**	235	–	235
Revenue	**22,732**	**–**	**22,732**	27,952	–	27,952
Inter-segmental:						
Coal	**–**	**–**	**–**	9	–	9
Copper	**119**	**–**	**119**	76	–	76
Nickel	**83**	**–**	**83**	152	–	152
Zinc Lead	**282**	**–**	**282**	254	–	254
Technology	**9**	**–**	**9**	15	–	15
Eliminations	**(493)**	**–**	**(493)**	(506)	–	(506)
Total	**22,732**	**–**	**22,732**	27,952	–	27,952

US$m	Before exceptional items	Exceptional items	2009	Before exceptional items	Exceptional items	2008
Profit before interest, taxation, depreciation and amortisation (EBITDA)						
Coal – Thermal	**2,325**	**350**	**2,675**	3,148	11	3,159
Coal – Coking	**430**	**–**	**430**	1,022	–	1,022
Coal	**2,755**	**350**	**3,105**	4,170	11	4,181
Ferroalloys	**15**	**(11)**	**4**	959	–	959
Platinum	**55**	**–**	**55**	135	8	143
Copper	**2,922**	**154**	**3,076**	3,160	–	3,160
Nickel	**427**	**(40)**	**387**	816	(165)	651
Zinc Lead	**860**	**(65)**	**795**	435	(53)	382
Technology	**28**	**–**	**28**	38	–	38
Segment EBITDA	**7,062**	**388**	**7,450**	9,713	(199)	9,514
Unallocated	**(274)**	**–**	**(274)**	(68)	–	(68)
Operating EBITDA	**6,788**	**388**	**7,176**	9,645	(199)	9,446
Share of results from associates (net of tax):						
Coal	**3**	**–**	**3**	3	–	3
Platinum	**(58)**	**(277)**	**(335)**	–	(34)	(34)
Zinc Lead	**(1)**	**–**	**(1)**	9	–	9
Total	**6,732**	**111**	**6,843**	9,657	(233)	9,424
Depreciation and amortisation						
Depreciation:						
Coal	**698**	**–**	**698**	593	–	593
Ferroalloys	**59**	**–**	**59**	49	–	49
Platinum	**31**	**–**	**31**	35	–	35
Copper	**784**	**–**	**784**	857	–	857
Nickel	**399**	**–**	**399**	411	–	411
Zinc Lead	**352**	**–**	**352**	330	–	330
Technology	**3**	**–**	**3**	3	–	3
Depreciation	**2,326**	**–**	**2,326**	2,278	–	2,278
Unallocated	**8**	**–**	**8**	8	–	8
Total	**2,334**	**–**	**2,334**	2,286	–	2,286
Amortisation:						
Coal	**19**	**–**	**19**	31	–	31
Ferroalloys	**3**	**–**	**3**	3	–	3
Copper	**12**	**–**	**12**	6	–	6
Nickel	**46**	**–**	**46**	64	–	64
Zinc Lead	**2**	**–**	**2**	1	–	1
Technology	**3**	**–**	**3**	3	–	3
Amortisation	**85**	**–**	**85**	108	–	108
Unallocated	**–**	**–**	**–**	2	–	2
Total	**85**	**–**	**85**	110	–	110
Depreciation and amortisation:						
Coal	**717**	**–**	**717**	624	–	624
Ferroalloys	**62**	**–**	**62**	52	–	52
Platinum	**31**	**–**	**31**	35	–	35
Copper	**796**	**–**	**796**	863	–	863
Nickel	**445**	**–**	**445**	475	–	475
Zinc Lead	**354**	**–**	**354**	331	–	331
Technology	**6**	**–**	**6**	6	–	6
Depreciation and amortisation	**2,411**	**–**	**2,411**	2,386	–	2,386
Unallocated	**8**	**–**	**8**	10	–	10
Total	**2,419**	**–**	**2,419**	2,396	–	2,396
Impairment of assets						
Ferroalloys	**–**	**–**	**–**	–	18	18
Copper	**–**	**325**	**325**	–	463	463
Nickel	**–**	**2,110**	**2,110**	–	475	475
Zinc Lead	**–**	**118**	**118**	–	18	18
Total	**–**	**2,553**	**2,553**	–	974	974

Notes to the financial statements *continued*

9. Segmental analysis *continued*

US$m	**Before exceptional items**	**Exceptional items**	**2009**	Before exceptional items	Exceptional items	2008
Profit before interest and taxation (EBIT)						
Coal – Thermal	**1,695**	**350**	**2,045**	2,616	11	2,627
Coal – Coking	**343**	**–**	**343**	930	–	930
Coal	**2,038**	**350**	**2,388**	3,546	11	3,557
Ferroalloys	**(47)**	**(11)**	**(58)**	907	(18)	889
Platinum	**24**	**–**	**24**	100	8	108
Copper	**2,126**	**(171)**	**1,955**	2,297	(463)	1,834
Nickel	**(18)**	**(2,150)**	**(2,168)**	341	(640)	(299)
Zinc Lead	**506**	**(183)**	**323**	104	(71)	33
Technology	**22**	**–**	**22**	32	–	32
Segment EBIT	**4,651**	**(2,165)**	**2,486**	7,327	(1,173)	6,154
Unallocated	**(282)**	**–**	**(282)**	(78)	–	(78)
Operating profit	**4,369**	**(2,165)**	**2,204**	7,249	(1,173)	6,076
Share of results from associates (net of tax):						
Coal	**3**	**–**	**3**	3	–	3
Platinum	**(58)**	**(277)**	**(335)**	–	(34)	(34)
Zinc Lead	**(1)**	**–**	**(1)**	9	–	9
EBIT	**4,313**	**(2,442)**	**1,871**	7,261	(1,207)	6,054
Finance income	**407**	**47**	**454**	192	69	261
Finance expense	**(754)**	**(41)**	**(795)**	(852)	(295)	(1,147)
Profit before taxation	**3,966**	**(2,436)**	**1,530**	6,601	(1,433)	5,168
Income tax (expense)/benefit	**(993)**	**324**	**(669)**	(1,634)	330	(1,304)
Profit/(loss) for the year	**2,973**	**(2,112)**	**861**	4,967	(1,103)	3,864

US$m	At 31.12.09	At 31.12.08
Total assets		
Coal	**17,341**	11,998
Ferroalloys	**1,612**	1,421
Platinum	**3,742**	3,430
Copper	**20,603**	18,050
Iron Ore	**23**	–
Nickel	**11,788**	12,422
Zinc Lead	**7,179**	6,661
Technology	**133**	124
Total assets	**62,421**	54,106
Unallocated*	**1,403**	1,208
Total assets	**63,824**	55,314
Total liabilities		
Coal	**4,165**	3,750
Ferroalloys	**444**	459
Platinum	**403**	313
Copper	**4,693**	3,768
Nickel	**2,773**	2,965
Zinc Lead	**1,639**	1,431
Technology	**69**	65
Total liabilities	**14,186**	12,751
Unallocated**	**14,719**	18,164
Total	**28,905**	30,915
Net assets		
Coal	**13,176**	8,248
Ferroalloys	**1,168**	962
Platinum	**3,339**	3,117
Copper	**15,910**	14,282
Iron Ore	**23**	–
Nickel	**9,015**	9,457
Zinc Lead	**5,540**	5,230
Technology	**64**	59
Net assets	**48,235**	41,355
Unallocated*,**	**(13,316)**	(16,956)
Total	**34,919**	24,399

* Includes corporate assets not directly attributable to business segments. Such unallocated assets include cash and cash equivalents, shares held on market, deferred tax and hedging.

** Includes corporate liabilities not directly attributable to business segments. Such unallocated liabilities include interest-bearing loans and borrowings, deferred and current tax and mining tax.

Notes to the financial statements *continued*

9. Segmental analysis *continued*

US$m	2009	2008
Capital expenditure		
Sustaining:		
Coal	**424**	459
Ferroalloys	**102**	95
Platinum	**12**	6
Copper	**498**	557
Nickel	**93**	267
Zinc Lead	**133**	278
Technology	**2**	3
Total sustaining	**1,264**	1,665
Unallocated	**1**	9
Total	**1,265**	1,674
Expansionary:		
Coal	**687**	745
Ferroalloys	**1**	13
Platinum	**48**	108
Copper	**436**	558
Iron Ore	**23**	–
Nickel	**1,049**	1,645
Zinc Lead	**114**	377
Technology	**1**	3
Total	**2,359**	3,449
Total capital expenditure:		
Coal	**1,111**	1,204
Ferroalloys	**103**	108
Platinum	**60**	114
Copper	**934**	1,115
Iron Ore	**23**	–
Nickel	**1,142**	1,912
Zinc Lead	**247**	655
Technology	**3**	6
Total	**3,623**	5,114
Unallocated	**1**	9
Total	**3,624**	5,123

The average number of employees, which includes Executive Directors and excludes contractors, during the year was as follows:

	2009	2008
Coal	**10,009**	9,622
Ferroalloys	**7,074**	8,374
Platinum	**1,125**	1,102
Copper	**11,319**	11,131
Nickel	**3,098**	4,520
Zinc Lead	**4,939**	5,029
Technology	**177**	162
Total	**37,741**	39,940
Unallocated	**104**	109
Total	**37,845**	40,049

The average number of contractors during the year was as follows:

	2009	2008
Coal	**6,940**	8,680
Ferroalloys	**4,046**	4,869
Platinum	**1,648**	1,398
Copper	**8,231**	9,807
Nickel	**2,501**	2,148
Zinc Lead	**785**	1,316
Technology	**24**	69
Total	**24,175**	28,287
Unallocated	**6**	4
Total	**24,181**	28,291

Geographical segments

The following tables present revenue and profit information and certain asset and liability information regarding the Group's geographical segments for the years ended 31 December 2009 and 2008.

For the year ended 31 December

US$m	Before exceptional items	Exceptional items	2009	Before exceptional items	Exceptional items	2008
Revenue by origin						
External parties:						
Africa	**2,302**	**–**	**2,302**	3,109	–	3,109
Americas North	**4,936**	**–**	**4,936**	7,394	–	7,394
Americas South	**7,051**	**–**	**7,051**	6,200	–	6,200
Australasia	**6,025**	**–**	**6,025**	8,512	–	8,512
Europe	**2,418**	**–**	**2,418**	2,737	–	2,737
Total	**22,732**	**–**	**22,732**	27,952	–	27,952
Revenue by destination						
External parties:						
Africa	**562**	**–**	**562**	725	–	725
Americas North	**4,202**	**–**	**4,202**	6,516	–	6,516
Americas South	**1,264**	**–**	**1,264**	1,415	–	1,415
Asia	**10,127**	**–**	**10,127**	9,894	–	9,894
Australasia	**769**	**–**	**769**	1,083	–	1,083
Europe	**5,703**	**–**	**5,703**	8,216	–	8,216
Middle East	**105**	**–**	**105**	103	–	103
Total	**22,732**	**–**	**22,732**	27,952	–	27,952

The revenue information above is based on the location of the customer.

Revenue from one customer was greater than 10% of total revenues and arising from sales within a number of different operating and geographical segments (refer to note 36).

EBITDA						
Africa	**330**	**339**	**669**	1,636	19	1,655
Americas North	**608**	**(145)**	**463**	761	(165)	596
Americas South	**3,080**	**194**	**3,274**	2,719	–	2,719
Australasia	**2,765**	**–**	**2,765**	4,229	(53)	4,176
Europe	**279**	**–**	**279**	368	–	368
Segment EBITDA	**7,062**	**388**	**7,450**	9,713	(199)	9,514
Unallocated	**(274)**	**–**	**(274)**	(68)	–	(68)
Operating EBITDA	**6,788**	**388**	**7,176**	9,645	(199)	9,446
Share of results from associates (net of tax):						
Americas North	**(1)**	**–**	**(1)**	9	–	9
Africa	**(58)**	**(277)**	**(335)**	–	(34)	(34)
Australasia	**3**	**–**	**3**	3	–	3
Total	**6,732**	**111**	**6,843**	9,657	(233)	9,424

Notes to the financial statements *continued*

9. Segmental analysis *continued*

US$m	**Before exceptional items**	**Exceptional items**	**2009**	Before exceptional items	Exceptional items	2008
Depreciation and amortisation						
Africa	**242**	**–**	**242**	219	–	219
Americas North	**472**	**–**	**472**	508	–	508
Americas South	**676**	**–**	**676**	723	–	723
Australasia	**919**	**–**	**919**	789	–	789
Europe	**102**	**–**	**102**	147	–	147
Depreciation and amortisation	**2,411**	**–**	**2,411**	2,386	–	2,386
Unallocated	**8**	**–**	**8**	10	–	10
Total	**2,419**	**–**	**2,419**	2,396	–	2,396
Impairment of assets						
Africa	**–**	**–**	**–**	–	18	18
Americas North	**–**	**1,649**	**1,649**	–	247	247
Americas South	**–**	**170**	**170**	–	691	691
Australasia	**–**	**734**	**734**	–	18	18
Total	**–**	**2,553**	**2,553**	–	974	974
EBIT						
Segment result:						
Africa	**88**	**339**	**427**	1,417	1	1,418
Americas North	**137**	**(1,794)**	**(1,657)**	253	(412)	(159)
Americas South	**2,404**	**24**	**2,428**	1,996	(691)	1,305
Australasia	**1,845**	**(734)**	**1,111**	3,440	(71)	3,369
Europe	**177**	**–**	**177**	221	–	221
Segment EBIT before exceptional items	**4,651**	**(2,165)**	**2,486**	7,327	(1,173)	6,154
Unallocated	**(282)**	**–**	**(282)**	(78)	–	(78)
Operating profit	**4,369**	**(2,165)**	**2,204**	7,249	(1,173)	6,076
Share of results from associates (net of tax):						
Americas North	**(1)**	**–**	**(1)**	9	–	9
Africa	**(58)**	**(277)**	**(335)**	–	(34)	(34)
Australasia	**3**	**–**	**3**	3	–	3
EBIT	**4,313**	**(2,442)**	**1,871**	7,261	(1,207)	6,054
Finance income	**407**	**47**	**454**	192	69	261
Finance expense	**(754)**	**(41)**	**(795)**	(852)	(295)	(1,147)
Profit before taxation	**3,966**	**(2,436)**	**1,530**	6,601	(1,433)	5,168
Income tax (expense)/benefit	**(993)**	**324**	**(669)**	(1,634)	330	(1,304)
Profit/(loss) for the year	**2,973**	**(2,112)**	**861**	4,967	(1,103)	3,864

US$m	At 31.12.09	At 31.12.08
Total assets		
Africa	**9,164**	7,850
Americas North	**6,282**	7,344
Americas South	**21,596**	17,785
Australasia	**19,684**	15,529
Europe	**2,964**	2,867
Total segmental assets	**59,690**	51,375
Unallocated*	**4,134**	3,939
Total	**63,824**	55,314
Total liabilities		
Africa	**1,934**	2,027
Americas North	**2,426**	2,670
Americas South	**4,770**	3,967
Australasia	**4,458**	3,715
Europe	**598**	372
Total	**14,186**	12,751
Unallocated**	**14,719**	18,164
Total	**28,905**	30,915
Net assets		
Africa	**7,230**	5,823
Americas North	**3,856**	4,674
Americas South	**16,826**	13,818
Australasia	**15,226**	11,814
Europe	**2,366**	2,495
Total	**45,504**	38,624
Unallocated*,**	**(10,585)**	(14,225)
Total	**34,919**	24,399

* Includes corporate assets not directly attributable to business segments. Such unallocated assets include goodwill, cash and cash equivalents, shares held on market, deferred tax and hedging.

** Includes corporate liabilities not directly attributable to business segments. Such unallocated liabilities include interest-bearing loans and borrowings, deferred and current tax and mining tax.

9. Segmental analysis *continued*

US$m	2009	2008
Capital expenditure		
Sustaining:		
Africa	**210**	228
Americas North	**169**	348
Americas South	**400**	415
Australasia	**443**	600
Europe	**42**	74
Total sustaining	**1,264**	1,665
Unallocated	**1**	9
Total	**1,265**	1,674
Expansionary:		
Africa	**364**	392
Americas North	**341**	568
Americas South	**265**	460
Australasia	**1,366**	1,985
Europe	**23**	44
Total	**2,359**	3,449
Total capital expenditure:		
Africa	**574**	620
Americas North	**510**	916
Americas South	**665**	875
Australasia	**1,809**	2,585
Europe	**65**	118
Total	**3,623**	5,114
Unallocated	**1**	9
Total	**3,624**	5,123
The average number of employees, which includes Executive Directors and excludes contractors, during the year was as follows:		
Africa	**12,851**	14,082
Americas North	**6,459**	7,635
Americas South	**7,641**	7,852
Australasia	**8,787**	8,301
Europe	**1,988**	2,057
Middle East	**15**	13
Total	**37,741**	39,940
Unallocated	**104**	109
Total	**37,845**	40,049
The average number of contractors during the year was as follows:		
Africa	**9,003**	11,822
Americas North	**1,502**	1,871
Americas South	**6,999**	8,790
Australasia	**6,441**	5,516
Europe	**229**	287
Middle East	**1**	1
Total	**24,175**	28,287
Unallocated	**6**	4
Total	**24,181**	28,291

10. Revenue and expenses

Revenue and expenses

US$m	2009	2008
Revenue – sales of goods	**22,732**	27,952
Less cost of sales – after depreciation and amortisation and impairment of assets	**(18,039)**	(19,347)
Gross profit	**4,693**	8,605
Administrative expenses – after depreciation and amortisation and impairment of assets	**1,025**	342
Inventory recognised as an expense	**15,486**	18,373
Operating lease rental expense – minimum lease payments	**53**	49
Royalties paid	**524**	724
Research and development	**2**	6

Depreciation and amortisation

	2009	2008
Depreciation of owned assets	**2,324**	2,271
Depreciation of assets held under finance leases and hire purchase contracts	**10**	15
Total depreciation	**2,334**	2,286
Amortisation of intangible assets	**85**	110
Total depreciation and amortisation	**2,419**	2,396

Employee costs including Directors' emoluments (refer to the Directors' Remuneration Report on pages 124 to 127 for details)

	2009	2008
Wages and salaries	**2,248**	2,573
Pension and other post-retirement benefit costs (refer to note 35)	**178**	188
Social security and other benefits	**128**	150
Share-based compensation plans (refer to note 35)	**334**	6
Total employee costs	**2,888**	2,917

Notes to the financial statements *continued*

10. Revenue and expenses *continued*

Auditors' remuneration

US$m	2009	2008
Auditors' remuneration[a]:		
– Group auditors – UK	**1**	1
– Group auditors – overseas	**11**	11
	12	12
Amounts paid to auditors for other work:		
– Corporate finance transactions[b]	**3**	3
– Taxation[c]	**3**	3
– Other[d]	**1**	2
	7	8
Other audit firms		
– Internal audit	**1**	1
– Other[e]	**6**	4
	7	5

(a) The Group audit fee includes US$45,000 (2008 US$45,000) in respect of the parent company.
(b) 2009 amounts relate to the ongoing integration of previous acquisitions and other transactional support. 2008 amounts relate to the 2008 acquisitions, the ongoing integration of previous acquisitions and other transactional support.
(c) Includes corporate tax compliance and advisory services.
(d) Primarily relates to accounting advice and non-statutory assurance services.
(e) Includes tax advisory services, accounting assistance and acquisition due diligence.

The Corporate Governance Report set out on pages 108 to 115 details the Group's policy with regard to the independence and objectivity of the external and internal auditors and the provision and approval of non-audit services provided by the external auditors.

Finance income	2009	2008
Bank and interest received from third parties	**46**	65
Call option premium	**208**	–
Dividends	**1**	2
Earnings from other financial assets	**146**	–
Hedge ineffectiveness	**–**	45
Other	**6**	80
Finance income before exceptional items	**407**	192
Foreign currency gains on bank loans*	**–**	20
Gain on forward exchange contracts in respect of the rights issue (refer to notes 12 and 26)	**47**	–
Recycled gains from the foreign currency translation reserve	**–**	49
Exceptional finance income	**47**	69
Total finance income	**454**	261

* These amounts relate to foreign currency gains and losses on non-US$ borrowings, predominantly Canadian dollar borrowings.

Finance costs

US$m	2009	2008
Amortisation of loan issue costs	**5**	9
Convertible borrowings amortised cost charge	**4**	4
Discount unwinding	**100**	109
Finance charges payable under finance leases and hire purchase contracts	**6**	6
Interest on bank loans and overdrafts	**89**	288
Interest on convertible borrowings and capital market notes	**295**	393
Interest on non-controlling interest loans	**6**	6
Interest on other financial liabilities	**12**	19
Interest on preference shares	**–**	15
Hedge ineffectiveness	**17**	–
Foreign currency losses on other loans*	**182**	–
Other	**38**	3
Finance cost before exceptional items	**754**	852
Recycled losses from the foreign currency translation reserve	**–**	295
Loan issue costs written-off on facility refinancing	**41**	–
Exceptional finance cost	**41**	295
Total finance cost	**795**	1,147

* These amounts mainly relate to foreign currency losses on US dollar inter-company loans in Australian entities.

Total interest income and expense (calculated using the effective interest method) for financial assets and liabilities not at fair value through the profit and loss are US$52 million (2008 US$145 million) and US$446 million (2008 US$730 million) respectively.

Exceptional items

Impairment of assets

2009

The Group completed impairment testing for all its cash-generating units at 31 October 2009 and, for any assets where indicators of impairment were identified in November or December, performed updated testing at 31 December 2009. As a result of this testing, impairments were identified at certain locations. Nickel assets in Australia, Canada and Norway were impaired by US$2,110 million (US$1,884 million after tax), including goodwill of US$710 million (refer to note 15), following the restructuring of its business (refer below). Copper and zinc assets in Canada were impaired by US$273 million (US$194 million after tax), following the announcement on 8 December 2009, that the Kidd Metallurgical site will permanently cease the operation of its copper and zinc metallurgical plants on 1 May 2010, as part of a plan to restructure its Canadian metallurgical operations (refer below). The Altonorte copper operations in Chile recognised impairment charges against its carrying value of property, plant and equipment assets of US$170 million (US$141 million after tax) due to the ongoing challenging market conditions for custom smelting operations.

2008

The Group completed impairment testing for all its cash-generating units at 31 December 2008 and identified that certain assets were impaired. Ferroalloys minerals reserves were impaired by US$18 million. The Falcondo ferronickel assets in the Dominican Republic were impaired by US$455 million (US$315 million after tax), including goodwill of US$176 million, and the Sudbury nickel assets were impaired by US$20 million. The impairment charge relating to Falcondo follows the decision to place the operation on prolonged care and maintenance. The Kidd Creek copper operations in Canada were impaired by US$227 million (US$151 million after tax) following a re-evaluation of closure and rehabilitation costs. The Altonorte and Lomas Bayas copper operations in Chile recognised impairment charges against their carrying value of property, plant and equipment assets of US$92 million (US$76 million after tax) and US$144 million (US$122 million after tax), including goodwill of US$37 million) respectively. These impairment charges were mainly caused by weaker domestic demand for sulphuric acid and medium-term environmental capital expenditure requirements. The Lennard Shelf zinc joint venture assets were impaired by US$18 million. A net impairment charge of US$34 million was recorded in respect of the Group's investment in Lonmin following the changes in foreign exchange rates and commodity price outlook that have occurred since the acquisition date (refer to notes 15 and 20).

Inventory write downs

In 2008, Nickel inventory net realisable value write downs of US$93 million were recognised due to reduced prices at year end.

Liability fair value adjustment

The Group is required to recognise a liability at fair value representing African Rainbow Minerals Limited (ARM) Coal's interest in Xstrata's South African coal operations. During the year a gain of US$350 million has been recognised mainly due to the impact of decreasing coal prices and foreign exchange movements. In 2008 a loss of US$194 million was recognised mainly due to the impact of increasing coal prices on the fair value of the liabilities to ARM and the black empowerment disposal to Kagiso of an interest in the Mototolo joint venture.

10. Revenue and expenses *continued*

Profit on loss of control of joint venture

In October 2009, the Group entered into an irrevocable sale agreement to dispose of the Group's 70% interest in El Morro SCM, the holder of the El Morro copper-gold project in Chile, and associated rights and assets, to Barrick Gold Corporation for a total cash consideration of US$463 million. The agreement granted New Gold Incorporated a right of first refusal on the same terms as those granted to Barrick Gold Corporation. The terms of the agreement were such that Xstrata was obliged to sell the assets to Barrick Gold Corporation or (should it exercise its option) New Gold Incorporated, without any change to the terms or cash consideration. Xstrata lost joint control of El Morro upon entering into the sale agreement as a result of the contractual terms in the agreement which precluded Xstrata from making any decisions regarding El Morro's financial and operating policies. In January 2010 New Gold Incorporated notified the Group of its intention to exercise its right of first refusal to acquire Xstrata Copper's interest in the El Morro copper-gold and the sales proceeds were received on 17 February 2010. The Group recognised a gain of US$194 million (US$144 million after tax) as a result of entering into the sale agreement and the resulting loss of joint control of the asset (refer to note 8).

Profit on restructure of joint venture

In 2008, a gain of US$213 million was recognised in relation to the restructure of the Group's interest in the Douglas Tavistock Joint Venture (refer to note 7).

Restructuring and closure costs

During 2009, restructuring and closure costs of US$156 million (US$116 million after tax) were recognised. Xstrata Nickel recognised restructuring and closure costs of US$40 million which included the closure of high-cost, end-of-life mines in Sudbury, the suspension of the Montcalm operations, significant reductions in operational and corporate overheads and the deferral of the Fraser Morgan and Sinclair Underground growth projects. Restructuring and closure costs of US$105 million were recognised in relation to the planned closure of the Kidd metallurgical plants, scheduled for 1 May 2010 mainly due to global smelting overcapacity, record low treatment and refining charges, increasing operating and capital costs to run and maintain the facilities and lower demand and sales prices for sulphuric acid. Restructuring and closure costs of US$11 million were also incurred during the year in Ferroalloys.

During 2008, asset write downs and closure costs of US$125 million (US$101 million after tax) were recognised, including the closure of the Lennard Shelf zinc joint venture in Australia (US$53 million), corporate office downsizing (US$8 million), the suspension of operations at the Falcondo ferronickel operations in the Dominican Republic (US$12 million) and the closure of Craig and Thayer-Lindsley nickel mines (US$52 million) ahead of schedule to be replaced by the lower cost Nickel Rim South and Fraser Morgan mines in Canada.

Share of results from associates

During 2009, an impairment charge of US$241 million (2008 US$34 million) was recorded in respect of the Group's investment in Lonmin following changes in foreign exchange rates, operating costs, production and commodity price outlook that have occurred since the acquisition date. An amount of US$36 million was also recognised during 2009 in relation to the Group's share of the restructuring and closure costs, impairments and the loss on forward exchange contracts in respect of a rights issue recognised by Lonmin.

Income tax benefit

The Group realised an exceptional tax benefit of US$324 million (2008 US$330 million) primarily as a result of the impairment of assets, restructuring and closure costs and inventory write downs offset by the tax expense recognised on the loss of control of El Morro.

11. Income taxes

Income tax charge

Significant components of income tax expense for the years ended:

US$m	2009	2008
Consolidated income statement		
Current tax:		
Based on taxable income of the current year	**1,093**	1,702
Prior year under/(over) provision	**(72)**	29
Total current taxation charge for the year	**1,021**	1,731
Deferred taxation:		
Origination and reversal of temporary differences	**(549)**	(398)
Change in tax rates	**(9)**	(37)
Deferred tax expense arising from the write-down, or reversal of a previous write-down, of a deferred tax asset	**149**	–
Prior year under provision	**57**	8
Total deferred taxation charge for the year	**(352)**	(427)
Total taxation charge	**669**	1,304
UK taxation included above:		
Current tax	**1**	3
Deferred tax	**–**	3
Total taxation charge	**1**	6
Recognised directly in equity		
Deferred tax:		
Available-for-sale financial assets	**9**	(4)
Cash flow hedges	**50**	25
Other equity classified items	**33**	(102)
Total taxation charge/(credit) reported in equity	**92**	(81)

The amounts above include the tax charge attributable to exceptional items.

A reconciliation of income tax expense applicable to accounting profit before income tax at the weighted average statutory income tax rate to income tax expense at the Group average effective income tax rate for the years ended is as follows:

	2009	2008
Profit before taxation	**1,530**	5,168
Expected tax expense at average statutory income tax rate 22.3% (2008: 25.0%)	**341**	1,292
Goodwill impairment	**174**	94
Mining and other taxes	**(4)**	(59)
Foreign currency gains and losses	**14**	(143)
Non-deductible expenses	**38**	88
Non-taxable capital gains and losses	**–**	48
Rebatable dividends received	**(1)**	(1)
Research and development allowances	**(20)**	(20)
Change in tax rates	**(9)**	(37)
Deferred tax expense arising from the write-down, or reversal of a previous write-down, of a deferred tax asset	**149**	–
Prior year under/(over) provision	**(15)**	37
Other	**2**	5
Tax expense at average effective income tax rate	**669**	1,304

The above reconciling items are disclosed at the tax rates that apply in the country where they have arisen.

The average statutory income tax rate is the average of the standard income tax rates applicable in the countries in which the Group operates, weighted by the profit/(loss) before tax of the subsidiaries in the respective countries as included in the consolidated accounts.

The change in the average statutory income tax rate is due to the variation in the weight of subsidiaries' profits, by various changes in the enacted standard income tax rates and due to the acquisition of subsidiaries in countries with different tax rates.

Deferred income taxes

Deferred tax assets are recognised for the carry-forward of unused tax losses and unused tax credits to the extent that it is probable that taxable profits will be available against which the unused tax losses/credits can be utilised.

11. Income taxes *continued*

Unrecognised tax losses/unrecognised deductible temporary differences

The Group has unrecognised deferred tax assets in relation to tax losses that are available indefinitely of US$190 million (2008 US$14 million) to carry forward against future taxable income of the companies in which the losses arose. Deferred tax assets have not been recognised in respect of these losses as they may not be used to offset taxable profits elsewhere in the Group and they have arisen in subsidiaries that have been loss-making for some time. There are no other deductible temporary differences that have not been recognised at balance sheet date.

Temporary differences associated with Group investments

At 31 December 2009, US$nil (2008 US$nil) was recognised deferred tax liability for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, associates or joint ventures as:

- the Group has determined that undistributed profits of its subsidiaries will not be distributed in the foreseeable future;
- the profits of the associates will not be distributed until they obtain the consent of the Group; and
- the investments are not held for resale and are expected to be recouped by continued use of these operations by the subsidiaries.

The temporary differences associated with investments in subsidiaries, associates and joint ventures, for which deferred tax liabilities have not been recognised amount to US$nil (2008 US$nil).

There are no income tax consequences for the Group attaching to the payment of dividends by the Company to its shareholders.

The deferred tax assets/(liabilities) included in the balance sheet is as follows:

US$m	**2009**	2008
Deferred tax assets:		
Tax losses	**357**	273
Employee provisions	**–**	74
Other provisions	**321**	201
Rehabilitation and closure	**529**	152
Trade and other payables/receivables	**–**	206
Other equity-related items	**–**	49
Other	**21**	–
	1,228	955
Deferred tax liabilities:		
Accelerated depreciation	**(6,074)**	(5,767)
Coal export rights	**(238)**	(195)
Other intangibles	**(96)**	(97)
Government grants	**(11)**	(12)
Deferred stripping	**(145)**	(95)
Trade and other payables/receivables	**(113)**	–
Available-for-sale financial assets	**(34)**	(25)
Cash flow hedges	**(34)**	–
Other equity-related items	**(45)**	–
Other	**–**	(5)
	(6,790)	(6,196)
	(5,562)	(5,241)
Represented on the face of the balance sheet as:		
Deferred tax assets	**213**	3
Deferred tax liabilities	**(5,775)**	(5,244)
	(5,562)	(5,241)

Deferred tax assets and liabilities denominated in foreign currencies are re-translated at year-end exchange rates.

The deferred tax included in the Group income statement is as follows:

US$m	2009	2008
Tax losses	**(49)**	(64)
Employee provisions	**46**	(25)
Other provisions	**(64)**	323
Rehabilitation and closure	**(210)**	(37)
Accelerated depreciation	**(280)**	(385)
Deferred stripping	**4**	39
Trade and other payables/receivables	**241**	(201)
Other	**(40)**	(77)
	(352)	(427)

The reconciliation of net deferred tax liabilities is as follows:

Opening balance	**5,241**	5,940
Tax expense recognised in the Income Statement	**(352)**	(427)
Tax income/(expense) recognised in equity	**92**	(81)
Acquisition and disposals	**–**	310
Translation adjustments	**581**	(501)
	5,562	5,241

Tax audits

The Group periodically assesses its liabilities and contingencies for all tax years open to audit based upon the latest information available. For those matters where it is probable that an adjustment will be made, the Group recorded its best estimate of these tax liabilities, including related interest charges. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax laws. Whilst management believes they have adequately provided for the probable outcome of these matters, future results may include favourable or unfavourable adjustments to these estimated tax liabilities in the period the assessments are made, or resolved, or when the status of limitation lapses. The final outcome of tax examinations may result in a materially different outcome than assumed in the tax liabilities.

Notes to the financial statements *continued*

12. Earnings per share

US$m	2009	2008*
Profit before exceptional items attributable to ordinary equity holders of the parent	**2,773**	4,698
Exceptional items	**(2,112)**	(1,103)
Profit attributable to ordinary equity holders of the parent	**661**	3,595
Interest in respect of convertible borrowings	**19**	19
Profit attributable to ordinary equity holders of the parent for diluted earnings per share	**680**	3,614
Weighted average number of shares (000) excluding own shares:		
For basic earnings per share	**2,646,871**	1,693,504
Effect of dilution:		
– Share-based payments	**26,525**	10,995
– Convertible borrowings	**25,680**	25,680
For diluted earnings per share	**2,699,076**	1,730,179
Basic earnings per share (US$)		
– basic before exceptional items	**1.05**	2.77
– exceptional items	**(0.80)**	(0.65)
	0.25	2.12
Diluted earnings per share (US$)		
– before exceptional items	**1.03**	2.73
– exceptional items	**(0.78)**	(0.64)
	0.25	2.09

* The 2008 comparative earnings per share have been restated after applying a rights issue bonus factor of 0.57.

On 18 March 2009, 1,955,341,080 ordinary shares were issued under a rights issue which was structured as an issue of 2 new ordinary shares at a price of GBP2.10 per share for every 1 existing ordinary share held. The theoretical ex-rights price for an ordinary share was GBP3.41. The 2008 comparative earnings per share have been restated after applying a factor of 0.57 in order to adjust for the bonus element of the rights issue and the 2009 figures have also been adjusted for this bonus element.

Basic earnings per share is calculated by dividing the net profit for the year attributable to the equity holders of the parent company by the weighted average number of ordinary shares outstanding for the year, excluding own shares. Adjustments are made before exceptional items and after exceptional items as outlined above, to present a meaningful basis for analysis.

Diluted earnings per share is based on basic earnings per share adjusted for the potential dilution if Director and employee free shares and share options are exercised and the convertible borrowings are converted into ordinary shares. An adjustment is also made to net profit for the interest in respect of the convertible borrowings.

13. Dividends paid and proposed

US$m	2009	2008*
Declared and paid during the year:		
Final dividend for 2008 – nil cents per ordinary share (2007 – 19.2 cents per ordinary share)	–	327
Interim dividend for 2009 – nil cents per ordinary share (2008 – 10.2 cents per ordinary share)	–	172
	–	499
Proposed for approval at the Annual General Meeting (not recognised as a liability as at 31 December):		
Final dividend for 2009 – 8.0 cents per ordinary share (2008 – nil cents per ordinary share)	**233**	–

* The 2008 comparative dividends per share have been restated after applying a rights issue bonus factor of 0.57 (refer to note 12).

Dividends declared in respect of the year ended 31 December 2009 will be paid on 14 May 2010. The 2008 interim dividend was paid on 10 October 2008.

As stated in note 26, own shares held in the ESOP and by the ECMP have waived the right to receive dividends.

14. Intangible assets

US$m	Export rights*	Goodwill*	Technology patents*	Feed contract*	Hydro electricity rights*	Other	2009
At 1 January 2009	**772**	**7,146**	**42**	**297**	**501**	**140**	**8,898**
Acquisition and other adjustments	**–**	**(49)**	**–**	**–**	**–**	**–**	**(49)**
Additions	**–**	**–**	**–**	**–**	**–**	**16**	**16**
Amortisation charge	**(16)**	**–**	**(3)**	**(41)**	**–**	**(25)**	**(85)**
Disposals	**–**	**–**	**–**	**–**	**–**	**(1)**	**(1)**
Impairment charge	**–**	**(710)**	**–**	**–**	**–**	**(5)**	**(715)**
Transferred to assets classified as held for sale	**–**	**(31)**	**–**	**–**	**–**	**–**	**(31)**
Translation adjustments	**188**	**182**	**12**	**–**	**–**	**7**	**389**
At 31 December 2009	**944**	**6,538**	**51**	**256**	**501**	**132**	**8,422**
At 1 January 2009:							
Cost	**822**	**9,183**	**58**	**425**	**501**	**180**	**11,169**
Accumulated amortisation	**(50)**	**(2,037)**	**(16)**	**(128)**	**–**	**(40)**	**(2,271)**
Net carrying amount	**772**	**7,146**	**42**	**297**	**501**	**140**	**8,898**
At 31 December 2009:							
Cost	**1,026**	**9,285**	**75**	**425**	**501**	**215**	**11,527**
Accumulated amortisation	**(82)**	**(2,747)**	**(24)**	**(169)**	**–**	**(83)**	**(3,105)**
Net carrying amount	**944**	**6,538**	**51**	**256**	**501**	**132**	**8,422**

US$m	Export rights*	Goodwill*	Technology patents*	Feed contract*	Hydro electricity rights*	Other	2008
At 1 January 2008	974	7,336	56	359	501	103	9,329
Acquisitions	62	232	–	–	–	–	294
Additions	–	–	–	–	–	54	54
Amortisation charge	(27)	–	(4)	(62)	–	(17)	(110)
Impairment charge	–	(213)	–	–	–	–	(213)
Translation adjustments	(237)	(209)	(10)	–	–	–	(456)
At 31 December 2008	772	7,146	42	297	501	140	8,898
At 1 January 2008:							
Cost	1,007	9,160	72	425	501	131	11,296
Accumulated amortisation	(33)	(1,824)	(16)	(66)	–	(28)	(1,967)
Net carrying amount	974	7,336	56	359	501	103	9,329
At 31 December 2008:							
Cost	822	9,183	58	425	501	180	11,169
Accumulated amortisation	(50)	(2,037)	(16)	(128)	–	(40)	(2,271)
Net carrying amount	772	7,146	42	297	501	140	8,898

* Purchased as part of business combinations.

The Group has a 20.91% interest in the service organisation, Richards Bay Coal Terminal Company Limited, acquired in a business combination, through which the shareholders gain access to export markets enabling them to realise higher coal sales prices than in the domestic market. The export rights are amortised based on a units-of-production method.

The Group acquired the right to market to third parties various leading technologies for the mining, mineral processing and metals extraction industries, in a business combination. The technology patents are amortised over their useful economic lives of 20 years to June 2023.

The Group acquired hydroelectricity rights which will be amortised over the expected life of the operation, currently estimated as being 40 years, following the completion of construction.

A long-term feed contract is being amortised over an 8-year period.

Other intangible assets mainly comprise computer software and software development that are being amortised over their useful economic lives of between 3 to 5 years.

15. Impairment testing

Goodwill

Goodwill has been allocated to cash-generating units (CGU) or groups of CGUs no larger than the reportable segments which are expected to benefit from the related acquisitions. A CGU is the smallest identifiable group of assets which generate cash inflows which are largely independent of the cash inflows from other assets or groups of assets. This is usually considered a single operation or in some cases a number of operations which are in close geographical proximity or share operational efficiencies. The carrying values of goodwill by CGU are as follows:

US$m	2009	2008
Chrome – Africa	**44**	35
Copper – Americas	**1,185**	1,185
Zinc Lead	**1,546**	1,546
Zinc Lead – Europe	**217**	212
	2,992	2,978

The following goodwill balances result from the requirement on an acquisition to recognise a deferred tax liability, calculated as the difference between the tax effect of the fair value of the acquired assets and liabilities and their tax bases. For the purposes of testing this goodwill for impairment, any of the related deferred tax liabilities recognised on acquisition that remain at balance date are treated as part of the relevant CGU or group of CGUs.

US$m	2009	2008
Coal – Australia	**314**	233
Coal – Americas South	**464**	464
Copper – Americas South*	**1,445**	1,500
Copper – Australasia	**126**	151
Nickel – Americas North*	**–**	655
Nickel – Americas South*	**320**	320
Nickel – Africa	**78**	78
Nickel – Australasia*	**37**	79
Platinum – Africa	**358**	284
Zinc Lead – Americas North	**244**	244
Zinc Lead – Americas South	**160**	160
	3,546	4,168
	6,538	7,146

* Net of impairment losses discussed below.

The Group performs goodwill impairment testing on an annual basis and at the reporting date if there are indicators of impairment. The most recent test was undertaken at 31 October 2009 and, for any assets where additional indicators of impairment were identified in November or December, testing was updated at 31 December 2009.

In assessing whether goodwill has been impaired, the carrying amount of the CGU or reportable segment is compared with its recoverable amount.

The goodwill impairment expense recognised as an exceptional item in the income statement (refer to note 10), relate to the following:

US$m	Impairment method	2009	2008
Nickel – Americas North	FVLCS	**655**	–
Nickel – Australasia	FVLCS	**55**	–
Copper – Americas South	FVLCS	**–**	37
Nickel – Americas South	FVLCS	**–**	176
		710	213

For the purpose of goodwill impairment testing in 2009, recoverable amounts have been determined based on 'fair value less costs to sell' (FVLCS) calculations, with the exception of Coal – Australia goodwill, Coal – Americas South goodwill and Chrome – Africa goodwill which have been based on 'value in use' (VIU) calculations. For the purpose of goodwill impairment testing in 2008, recoverable amounts were determined based on FVLCS calculations, with the exception of Coal – Australia goodwill, Coal – Colombia goodwill, Chrome – Africa goodwill and partially Copper Australasia which were based on VIU calculations.

Where observable market prices are not available, FVLCS was calculated using a discounted cash flow methodology taking account of assumptions that would be made by market participants.

VIU is based on the cash flows expected to be generated from mines, smelting and refining operations included within the CGUs or reportable segments. Cash flows are projected for periods up to the date that mining and refining is expected to cease, based on management's expectations at the time of completing the testing. This date depends on a number of variables, including recoverable reserves and resources, the forecast selling prices for such production and the treatment charges received from the refining operations. Cash flows have been projected for a maximum of 31 years (2008: 32 years).

Key assumptions

The key assumptions used in the VIU calculations and in determining the FVLCS are:

- recoverable reserves and resources;
- commodity prices;
- operating costs;
- treatment charges receivable by smelting and refining operations;
- capital expenditure;
- discount rates; and
- foreign exchange rates.

Economically recoverable reserves and resources represent management's expectations at the time of completing the impairment testing, based on reserves and resource statements and exploration and evaluation work undertaken by appropriately qualified persons. A summary of the mineral resources and ore reserves released in October 2009 is summarised as follows:

	Reserves		Resources		
Million tonnes	Proved	Probable	Measured	Indicated	Inferred
Chrome – Africa	52	17	105	97	227
Coal – Africa	806	26	2,361	1,010	757
Coal – Australia	2,015	825	4,704	4,066	9,271
Coal – Americas South	714	275	1,496	1,229	444
Copper – Americas North	16	3	20	5	5
Copper – Americas South	1,143	2,723	2,186	5,352	4,157
Copper – Australasia	60	102	894	1,303	1,668
Nickel – Americas North	11	11	16	35	33
Nickel – Americas South	44	30	53	124	23
Nickel – Africa	–	–	14	24	16
Nickel – Australasia	18	46	35	84	98
Platinum – Africa	19	8	47	72	114
Vanadium – Africa	14	12	39	41	128
Zinc Lead – Americas North	10	2	13	5	1
Zinc Lead – Australasia	72	80	293	192	163
Zinc Lead – Europe	–	–	–	–	11

Long-term commodity prices and treatment charges are determined by reference to external market forecasts. Specific prices are determined using information available in the market after considering the nature of the commodity produced and long-term market expectations. Forecast prices vary in accordance with the year the sale is expected to occur. The commodity prices used in the impairment review are management estimates and are within the range of the available analyst forecasts at 31 October 2009 and 31 December 2009.

The attributable value to reserves and resources using the FVLCS method is based on management's best estimates using market based forecasts and information available in the market.

Operating cost assumptions are based on management's best estimate at the date of impairment testing of the costs to be incurred. Costs are determined after considering current operating costs, future cost expectations and the nature and location of the operation.

Smelting and refining treatment charges vary in accordance with the commodity processes and time of processing.

Future capital expenditure is based on management's best estimate of required future capital requirements, which generally is for the extraction of existing reserves and resources. It has been determined by taking into account all committed and anticipated capital expenditure adjusted for future cost estimates.

Notes to the financial statements *continued*

15. Impairment testing *continued*

The discount rates that have been used are outlined below. In the case of FVLCS they represent real after-tax rates, whereas the VIU discount rates represent real pre-tax rates. These rates are based on the weighted average cost of capital specific to each CGU or reportable segment and the currency of the cash flows generated. The weighted average cost of capital reflects the current market assessment of the time value of money, equity market volatility and the risks specific to the CGU or reportable segment for which cash flows have not already been adjusted. These rates were calculated with reference to market information from third party advisors.

	Impairment method	Discount rate	
		2009	2008
Chrome	VIU	**10%**	10%
Coal	VIU	**10%**	10%
Copper	VIU	**n/a**	10%
Copper	FVLCS	**7% – 11%**	7% – 11%
Nickel	FVLCS	**7% – 10%**	7% – 10%
Platinum	FVLCS	**7% – 8%**	7% – 8%
Zinc Lead	FVLCS	**7%**	7%

In assessing the FVLCS another key assumption that would be considered by market participants, is foreign exchange rates. The rates that have been utilised are based on external market forecasts. Specific rates are determined from information available in the market after considering long-term market expectations and the countries in which the Group operates.

Sensitivity to changes in assumptions

Whilst commodity prices have generally increased substantially since 31 December 2008, a significant amount of commodity price and foreign exchange volatility continues to exist in the market. Adverse changes in key assumptions as described below could result in changes to impairment charges specifically in relation to Copper Americas, Zinc Lead and Zinc Lead Europe.

A summary of the mineral resources and ore reserves related to the goodwill balances, released in October 2009, is summarised as follows:

	Reserves		Resources		
Million tonnes	Proved	Probable	Measured	Indicated	Inferred
Copper – Americas	1,159	2,726	2,986	6,374	5,626
Zinc Lead	82	82	306	197	175

A summary of the mineral resources and ore reserves related to the goodwill balances, released in January 2009, is summarised as follows:

	Reserves		Resources		
Million tonnes	Proved	Probable	Measured	Indicated	Inferred
Copper – Americas	1,283	2,737	1,603	5,462	3,390
Zinc Lead	51	108	262	202	142

Commodity prices – commodity price forecasts were based on external market consensus information. The copper prices ranged from US$1.80 per pound to US$2.98 per pound (2008 US$1.50 per pound to US$2.50 per pound), US$0.77 per pound to US$1.02 per pound (2008 US$0.64 per pound to US$0.86 per pound) for zinc and US$0.58 per pound to US$1.06 per pound (2008 US$0.43 per pound to US$0.64 per pound) for lead, varying in accordance with the year the sale was expected to occur.

Treatment charges received from smelting and refining – In performing the FVLCS calculation for Zinc Lead, treatment charges were estimated to be in the range of US$207 per tonne to US$271 per tonne (2008 US$200 per tonne to US$231 per tonne) for zinc and US$107 per tonne to US$124 per tonne (2008 US$103 per tonne to US$124 per tonne) for lead refining fees, based on the year of processing. As outlined above, these prices were based on external market consensus forecasts.

Foreign exchange rates – foreign exchange rates used were based on external market consensus forecasts. The US$:ARS rate ranged from 3.75 to 4.12 (2008: 3.4 to 3.5), AUD:US$ rate ranged from 0.69 to 0.88 (2008: 0.61 to 0.63), the US$:CAD rate ranged from 1.05 to 1.25 (2008: 1.25 – 1.27), the US$:CLP rate from 522 to 685 (2008: 690 to 807), the EUR:US$ rate ranged from 1.27 to 1.49 (2008: 1.27 to 1.28) and the US$:PEN from 2.86 to 3.38 (2008: 3.23 to 3.92) varying in accordance with the year the sale was expected to occur.

The impairment tests are particularly sensitive to changes in commodity prices, discount rates and foreign exchange rates. Changes to these assumptions could have resulted in changes to impairment charges. The below table summarises the change required to key assumptions that would result in the carrying value equalling the recoverable values:

2009	Excess of recoverable amount over carrying value (US$m)	Change in the key assumption which would result in the recoverable amount equalling the carrying value (%)		
		Commodity prices	Discount rate*	Foreign exchange rate
Copper – Americas	3,146	15%	2%	24%
Zinc Lead	1,371	14%	2%	22%
Zinc Lead – Europe	412	15%	3%	15%

* Amounts relate to absolute movement in discount rate.

2008	Excess of recoverable amount over carrying value (US$m)	Change in the key assumption which would result in the recoverable amount equalling the carrying value (%)		
		Commodity prices	Discount rate*	Foreign exchange rate
Copper – Americas	993	9%	2%	19%
Zinc Lead	989	8%	2%	12%
Zinc Lead – Europe	1,057	28%	5%	36%

* Amounts relate to absolute movement in discount rate.

For the purposes of testing for impairment of goodwill using the VIU basis for Chrome, the excess of recoverable amount over the carrying value was US$7,780 million (2008 US$5,325 million) and management is of the opinion that no reasonably possible changes in the key assumptions could result in an impairment expense being recognised.

Other non-current assets

The impairment losses recognised as an exceptional item in the income statement (refer to note 10), excluding the goodwill impairment above, relate to the following:

US$m	**2009**	2008
Chrome – Africa	–	18
Copper – Americas North	**155**	227
Copper – Americas South	**170**	199
Nickel – Americas North	**719**	20
Nickel – Americas South	–	279
Nickel – Australasia	**681**	–
Zinc Lead – Americas North	**118**	–
Zinc Lead – Australasia	–	18
	1,843	761

2009

The impairment charges in Copper – Americas North of US$155 million and Zinc Lead – Americas North of US$118 million relate to the planned closure of the Kidd metallurgical plant scheduled for 1 May 2010 due to global smelting overcapacity, record low treatment and refining charges, increasing operating and capital costs and lower demand and sales prices for sulphuric acid. In respect of Copper Americas South, an impairment charge of US$170 million has also been recorded as a result of these ongoing challenging market conditions for custom smelting operations (refer to note 10).

Impairment charges of US$1,400 million were incurred due to the restructuring of the Nickel business which included the closure of high-cost, end-of-life mines in Sudbury, the suspension of the Montcalm operations, significant reductions in operational and corporate costs and the deferral of the Fraser Morgan and Sinclair Underground growth projects (refer to note 10).

An impairment charge of US$241 million was recorded in respect of the Group's investment in Lonmin following changes in foreign exchange rates, operating costs, production and commodity price outlook that have occurred since the acquisition date. An amount of US$36 million was also recognised during 2009 in relation to the Group's share of the restructuring and closure costs, impairments and the loss on forward exchange contracts in respect of a rights issue recognised by Lonmin (refer to note 10 and 20).

Notes to the financial statements *continued*

15. Impairment testing *continued*

2008

The most significant contributors to the impairment in Copper – Americas North of US$227 million was the current pricing environment and increasing operating costs associated with increasing environmental costs. In respect of Copper Americas South, an impairment of US$199 million has been recorded due to increases in input costs including electricity and sulphuric acid, eroding margins at Lomas Bayas and reduced treatment and refining charges from the shortage of concentrate at Alto Norte.

The most significant contributors to the impairment at Nickel – Americas South Falcondo ferronickel operation was the suspension of production in August 2008 due to the combination of high oil prices and lower nickel prices. Production at this asset was suspended in August 2008.

Impairment charges of US$18 million were incurred due to the closure of the Lennard Shelf zinc operation in Western Australia in August 2008, US$20 million due to the early closure of the Craig and Thayer-Lindsley nickel mines in Canada in November 2008 and impairment charges of US$18 million in relation to chrome mineral reserves. In addition to these impairment charges, a net impairment charge of US$34 million was recorded in respect of the Group's investment in Lonmin (refer to notes 10 and 20).

16. Property, plant and equipment

US$m	Exploration and evaluation	Land and buildings	Mining properties and leases	Plant and equipment	Capital works in progress	2009
At 1 January 2009, net of accumulated depreciation	**1,024**	**2,461**	**21,267**	**7,086**	**4,303**	**36,141**
Additions	**294**	**260**	**379**	**1,025**	**1,819**	**3,777**
Disposals	**–**	**(2)**	**(3)**	**(14)**	**(4)**	**(23)**
Rehabilitation provision adjustments (Refer to note 32)	**–**	**–**	**181**	**–**	**–**	**181**
Reclassifications	**38**	**304**	**(441)**	**1,004**	**(905)**	**–**
Depreciation charge	**(15)**	**(203)**	**(1,033)**	**(1,080)**	**(3)**	**(2,334)**
Impairment charge	**(324)**	**(1)**	**(1,106)**	**(407)**	**–**	**(1,838)**
Transferred to assets classified as held for sale	**(89)**	**(70)**	**(164)**	**–**	**–**	**(323)**
Translation adjustments	**118**	**225**	**2,062**	**990**	**421**	**3,816**
At 31 December 2009, net of accumulated depreciation	**1,046**	**2,974**	**21,142**	**8,604**	**5,631**	**39,397**
At 1 January 2009:						
Cost	**1,046**	**3,336**	**24,667**	**10,245**	**4,321**	**43,615**
Accumulated depreciation	**(22)**	**(875)**	**(3,400)**	**(3,159)**	**(18)**	**(7,474)**
Net carrying amount	**1,024**	**2,461**	**21,267**	**7,086**	**4,303**	**36,141**
At 31 December 2009:						
Cost	**1,409**	**4,246**	**27,038**	**13,849**	**5,652**	**52,194**
Accumulated depreciation	**(363)**	**(1,272)**	**(5,896)**	**(5,245)**	**(21)**	**(12,797)**
Net carrying amount	**1,046**	**2,974**	**21,142**	**8,604**	**5,631**	**39,397**

US$m	Exploration and evaluation	Land and buildings	Mining properties and leases	Plant and equipment	Capital works in progress	2008
At 1 January 2008, net of accumulated depreciation	665	2,721	20,534	6,974	2,348	33,242
Acquisitions	310	25	3,056	772	97	4,260
Additions	291	168	548	1,179	3,126	5,312
Disposal of discontinued operations	–	–	(92)	–	–	(92)
Disposals	(14)	–	(7)	(25)	(8)	(54)
Rehabilitation provision adjustments (Refer to note 32)	–	–	195	–	–	195
Reclassifications	(114)	55	614	503	(1,058)	–
Depreciation charge	(15)	(290)	(985)	(982)	(14)	(2,286)
Impairment charge	–	(2)	(427)	(332)	–	(761)
Translation adjustments	(99)	(216)	(2,169)	(1,003)	(188)	(3,675)
At 31 December 2008, net of accumulated depreciation	1,024	2,461	21,267	7,086	4,303	36,141
At 1 January 2008:						
Cost	677	3,160	22,879	9,303	2,349	38,368
Accumulated depreciation	(12)	(439)	(2,345)	(2,329)	(1)	(5,126)
Net carrying amount	665	2,721	20,534	6,974	2,348	33,242
At 31 December 2008:						
Cost	1,046	3,336	24,667	10,245	4,321	43,615
Accumulated depreciation	(22)	(875)	(3,400)	(3,159)	(18)	(7,474)
Net carrying amount	1,024	2,461	21,267	7,086	4,303	36,141

Land and buildings include non-depreciating freehold land amounting to US$565 million (2008 US$397 million).

Mining properties and leases at 31 December 2009 include deferred stripping costs of US$850 million (2008 US$588 million). US$169 million (2008 US$243 million) of deferred stripping costs were capitalised during the year.

The carrying value of plant and equipment held under finance leases and hire purchase contracts at 31 December 2009 is US$109 million (2008 US$88 million). Leased assets and assets under hire purchase contracts are pledged as security for the related finance leases and hire purchase liabilities. The carrying value of other property, plant and equipment pledged as security is US$nil (2008 US$nil).

US$17 million (2008 US$20 million) of interest was capitalised during the year and there is US$36 million (2008 US$19 million) of capitalised interest within property, plant and equipment at 31 December 2009. The rate used to determine the amount of borrowing costs eligible for capitalisation was 4.4% (2008: 4.8%), which is the effective interest rate of the specific borrowing.

The carrying value of property, plant and equipment at 31 December 2009 that is temporarily idle is US$68 million (2008 US$nil).

The Group has made commitments to acquire property, plant and equipment totalling US$1,163 million at 31 December 2009 (2008 US$346 million).

17. Biological assets

US$m	**2009**	2008
At 1 January	**11**	19
Disposals	**–**	(3)
Net gain/(loss) from fair value less estimated selling cost adjustments	**5**	(1)
Translation adjustments	**4**	(4)
At 31 December	**20**	11

Biological assets are stated at fair value less estimated selling costs, which has been determined based on independent valuations as at 31 December 2009 and 2008, on the basis of open market value, supported by market evidence. As at 31 December 2009, the Group owned 46,000 (2008: 47,000) cattle.

18. Inventories

US$m	**2009**	2008
Current:		
Raw materials and consumables	**1,386**	1,353
Work in progress	**2,238**	1,350
Finished goods	**946**	870
	4,570	3,573
Non-current:		
Work in progress	**44**	39
	44	39

Non-current inventories comprises long-term ore stockpiles that are not planned to be processed within one year.

19. Trade and other receivables

US$m	**2009**	2008
Current:		
Trade debtors	**2,856**	1,405
Advances	**78**	144
Employee entitlement receivables (refer to note 32)	**18**	11
Recoverable sales tax	**275**	298
Other debtors	**79**	83
	3,306	1,941
Non-current:		
Employee entitlement receivables (refer to note 32)	**43**	33
Other debtors	**38**	44
	81	77

20. Investment in associates

Lonmin plc

In August 2008, the Group acquired 16,706,481 shares in Lonmin plc for US$1,084 million. In October 2008 the Group acquired an additional 22,232,940 shares for US$794 million, resulting in a total acquisition price of US$1,878 million. Following the October 2008 transaction, the Group held 24.9% of Lonmin plc and determined it was an associate of the Group. Lonmin plc which is listed on the London Stock Exchange and Johannesburg Stock Exchange is one of the world's largest platinum producers with operations principally in South Africa. In June 2009, the Group acquired 8,653,204 shares in Lonmin plc for US$112 million as part of a 2 for 9 Rights Issue of 35.1 million new ordinary shares at GBP9.00 per new share for shareholders on the London Stock Exchange and at ZAR113.04 per new share for shareholders on the Johannesburg Stock Exchange.

The share price of Lonmin as listed on the London stock exchange at 31 December 2009 was GBP19.59 per share (2008 GBP9.11 per share). The Group believes that the recoverable amount of the investment using the VIU method was higher than the value based on the listed share price at that date because this share price continues to reflect ongoing significant uncertainty and volatility in world economic markets as opposed to the fundamental long-term value of this investment. However, during the year the Group recognised a net exceptional impairment charge of US$241 million (2008 US$34 million) after determining the recoverable amount of the investment was lower than the carrying amount (refer to notes 10 and 15). The carrying amount of Lonmin at 31 December 2009 was US$1,603 million (2008 US$1,788 million).

Other associates

The Group's other associates are:

- interests in coal terminals (Newcastle Coal Shippers Pty Ltd, Port Kembla Coal Terminal Limited and Richards Bay Coal Terminal Company Ltd), through which it gains access to export markets (refer to note 36); and
- a 25% interest in the Noranda Income Fund which owns a zinc refinery in Salaberry-de-Valleyfield, Quebec.

The Group held 12,500,000 (2008: 12,500,000) units in the Noranda Income Fund and the unit price as listed on the Toronto stock exchange at 31 December 2009 was CAD2.55 per unit (2008 CAD4.15 per unit). The Group has determined that the recoverable amount of the investment calculated using the VIU method is higher than the value based on the listed unit price because of the ongoing significant uncertainty and volatility in world economic markets in late 2008 that continued during 2009.

The companies which own the coal terminals are not listed so there is no published quoted price for the value of these investments. The Group estimates that the carrying value of these investments is equal to fair value.

The following is a summary of the financial information of the above associates:

US$m	**2009**	2008
Share of associates' balance sheet:		
Non-current assets	**2,548**	2,933
Current assets	**617**	789
Total assets	**3,165**	3,722
Non-current liabilities	**(815)**	(1,032)
Current liabilities	**(305)**	(355)
Total liabilities	**(1,120)**	(1,387)
Non-controlling interests	**(255)**	(372)
Net attributable assets	**1,790**	1,963
Carrying amount of the investment	**1,790**	1,963
Share of associates' revenue and profit:		
Revenue	**409**	175
EBITDA	**1**	22
EBIT	**(361)**	(23)
Net interest (paid)/received	**(16)**	2
Income tax credit/(expense)	**35**	(1)
Loss for the year	**(342)**	(22)
Attributable to:		
Equity holders of the parent	**(333)**	(22)
Non-controlling interests	**(9)**	–
	(342)	(22)

All associates have a reporting date of 31 December, except for Lonmin, which has a reporting date of 30 September. The Group's share of results from associates is included above. The Group's share of Lonmin's results is based on Lonmin's financial statements for the year ended 30 September 2009 and adjusted for any significant known transactions between October and December 2009.

21. Interests in joint venture entities

The Group has various interests in jointly controlled entities, operations and assets as outlined in note 36. The Group recognises its interests in jointly controlled entities using the proportionate method of consolidation as outlined in note 6.

The following is a summary of the financial information of the Group's jointly controlled entities in Africa and South America:

US$m	2009	2008
Share of joint ventures' balance sheets:		
Non-current assets	**9,921**	9,916
Current assets	**994**	508
Total assets	**10,915**	10,424
Non-current liabilities	**(2,034)**	(2,026)
Current liabilities	**(362)**	(331)
Total liabilities	**(2,396)**	(2,357)
Net assets	**8,519**	8,067
Net assets consolidated	**8,519**	8,067
Share of joint ventures' revenue and profit:		
Revenue	**2,370**	2,447
Cost of sales (before depreciation and amortisation)	**(429)**	(498)
Distribution costs	**(193)**	(231)
Administration expenses (before depreciation and amortisation)	**–**	(30)
EBITDA	**1,748**	1,688
Depreciation and amortisation	**(378)**	(384)
EBIT	**1,370**	1,304
Finance income	**354**	7
Finance costs	**(8)**	(14)
Profit before tax	**1,716**	1,297
Income tax expense	**(431)**	(372)
Profit for the year	**1,285**	925

22. Available-for-sale financial assets

US$m	2009	2008
At fair value:		
Shares – listed	**216**	68
Shares – unlisted	**4**	3
Royalty contract	**144**	90
	364	161

Available-for-sale financial assets consist of a long-term royalty income contract and investments in listed and unlisted ordinary shares that have no fixed maturity date or coupon rate. These investments are held for strategic purposes.

In 2009 and 2008, the listed shares related to companies in the mining industry. The listed shares are carried at fair value.

Unlisted shares mainly comprise interests in ports in Australia used to export coal and are carried at fair value.

23. Derivative financial assets

US$m	2009	2008
Current:		
At fair value:		
Foreign currency cash flow hedges	**144**	6
Other commodity derivatives	**–**	8
Other foreign currency derivatives	**15**	15
	159	29
Non-current:		
At fair value:		
Foreign currency cash flow hedges	**84**	47
Fair value interest rate swap hedges	**566**	715
Other interest rate derivatives	**48**	12
	698	774
Total	**857**	803

24. Other financial assets

US$m	2009	2008
Current:		
At amortised cost:		
Investment in operations	**2,424**	–
	2,424	–
Non-current:		
At fair value:		
Rehabilitation trust fund	**77**	42
Loans to joint venture partners	**234**	165
Other	**37**	28
	348	235
Total	**2,772**	235

Investment in operations

Following shareholder approval, the Group acquired 100% of the Prodeco Colombian coal operations (Prodeco) from Glencore International AG (Glencore) on 3 March 2009 for a net cost of US$2 billion and the rights to Prodeco's earnings from 1 January 2009. The Group agreed to grant Glencore a call option to repurchase Prodeco, on any business day up to 4 March 2010, for US$2.25 billion, plus/minus the net cash paid to/received from Prodeco and all profits of Prodeco accrued but not distributed to the Group. The profits of Prodeco are recognised as finance income in the period earned and the call option premium is included in finance income proportionately over the life of the option (refer to note 10). If Glencore do not exercise the call option, Prodeco will be consolidated as a wholly owned subsidiary from the date the option lapses.

Rehabilitation trust fund

The rehabilitation trust fund in South Africa receives cash contributions to accumulate funds for the Group's rehabilitation liabilities relating to the eventual closure of the Group's coal operations. Amounts are paid out from the trust fund following completion and approval of the rehabilitation work by the South African Department of Minerals and Energy. The contributions to the trust fund are placed with investment banks that are responsible for making investments in equity and money market instruments. The trust fund is to be used according to the terms of the trust deed and the assets are not available for the general purpose of the Group. The trust fund is carried at fair value.

Loans to joint venture partners

ZAR denominated loans of US$234 million (2008 US$165 million) receivable from ARM Coal. The loan is subject to a floating rate of interest with no fixed repayment date.

25. Cash and cash equivalents and non-cash transactions

US$m	2009	2008
Cash at bank and in hand	**670**	720
Short-term deposits	**507**	436
	1,177	1,156

The majority of cash at bank and in hand earns interest at floating rates of interest with a limited amount at fixed rates of interest or interest free. Short-term deposits are made at call and for less than one week, dependent on the short-term cash requirements of the Group and earn interest based on the respective short-term deposit rates. The fair value of cash and cash equivalents at 31 December 2009 and 31 December 2008 approximates carrying value.

For the purposes of the Consolidated Cash Flow Statement, cash and cash equivalents comprise the following at 31 December:

US$m	**2009**	2008
Cash at bank and in hand	**670**	720
Short-term deposits	**507**	436
Bank overdrafts (refer to note 28)	**(12)**	(11)
	1,165	1,145

During the year, the Group entered into new finance leases and hire purchase contracts to purchase various items of plant and equipment for US$67 million (2008 US$30 million), issued shares from the conversion of the convertible borrowings and issued shares to the ESOP for a market value of US$102 million (2008 US$412 million) which did not require the use of cash and cash equivalents and are not included in the net cash flow used in investing and financing activities in the Consolidated Cash Flow Statement.

26. Capital and reserves

US$m	
Authorised:	
1,500,000,000 ordinary shares of US$0.50 each as at 1 January 2008 and 31 December 2008	750
3,000,000,000 ordinary shares of US$0.50 each increase on 2 March 2009	1,500
4,500,000,000 ordinary shares of US$0.50 each as at 31 December 2009	2,250
50,000 deferred shares of GBP1.00 each as at 31 December 2008 and at 31 December 2009	–
1 special voting share of US$0.50 as at 31 December 2008 and as at 31 December 2009	–
	2,250
Issued, called up and fully paid:	
971,666,920 ordinary shares of US$0.50 each as at 1 January 2008	485
6,000,000 ordinary shares issued on 16 January 2008 to the ESOP	3
3,620 ordinary shares issued on 14 July 2008 on the exercise of convertible borrowings	–
977,670,540 ordinary shares of US$0.50 each as at 31 December 2008	488
1,955,341,080 ordinary shares issued on 18 March 2009 from a shareholder rights issue	978
6,000,000 ordinary shares issued on 17 December 2009 to the ESOP	3
2,939,011,620 ordinary shares of US$0.50 each as at 31 December 2009	1,469
Share Premium:	
At 1 January 2008	9,899
6,000,000 ordinary shares issued on 16 January 2008 to the ESOP	409
3,620 shares issued on the exercise of the convertible borrowings to 31 December 2008	–
As at 31 December 2008	10,308
1,955,341,080 ordinary shares issued on 18 March 2009 from a shareholder rights issue	4,689
6,000,000 ordinary shares issued on 17 December 2009 to the ESOP	99
As at 31 December 2009	15,096
Own shares:	
13,156,691 ordinary shares of US$0.50 each as at 1 January 2008	(651)
6,000,000 ordinary shares purchased on 16 January 2008 by the ESOP	(412)
6,920,000 ordinary shares purchased in July 2008 by the ECMP	(508)
4,664,407 ordinary shares disposed during the year	256
242,702 ordinary shares purchased during the year	(17)
21,654,986 ordinary shares of US$0.50 each as at 31 December 2008	(1,332)
Proceeds from the sale of rights issue entitlements	48
16,377,594 ordinary shares acquired from rights issue on 18 March 2009	(48)
6,000,000 ordinary shares issued on 17 December 2009 to the ESOP	(102)
4,228,231 ordinary shares disposed during the year	134
822,529 ordinary shares purchased during the year	(6)
40,626,878 ordinary shares of US$0.50 each as at 31 December 2009	(1,306)

26. Capital and reserves *continued*

Details in respect of the various classes of shares are outlined in the Directors' Report on pages 102 to 104.

Issue of ordinary shares

On 18 March 2009, 1,955,341,080 ordinary shares were issued under a rights issue which was structured as an issue of 2 new ordinary shares at a price of GBP2.10 per share for every 1 existing ordinary share held. The net proceeds from the rights issue were US$5,667 million (after US$126 million of capital raising costs) and the number of shares in issue of Xstrata plc following the completion of the rights issue was 2,933,011,620.

On 17 December 2009, 6,000,000 shares were issued to the ESOP at a market price of GBP10.47 per share.

On 16 January 2008, 6,000,000 shares were issued to the ESOP at a market price of GBP34.90 per share.

During 2008, 0.03% of the US$375 million of convertible borrowings was converted at the option of the holders into 3,620 ordinary shares in Xstrata plc (refer to note 29).

Own shares

Own shares comprise shares of Xstrata plc held in the Employee Share Option Plan (ESOP) and shares held by Batiss Investments (Batiss) for the Equity Capital Management Program (ECMP).

The shares acquired by the ESOP are either stock market purchases or share issues from the Company. The ESOP is used to co-ordinate the funding and manages the delivery of ordinary shares for options and free share awards under the Group's employee award schemes. The trustee of the ESOP is permitted to place the shares back into the market and may hold up to 5% of the issued share capital of the Company at any one time. At 31 December 2009, 12,198,092 (2008: 5,424,986) shares, equivalent to 0.4% (2008: 0.5%) of the total issued share capital, were held by the trust with a cost of US$280 million (2008 US$306 million) and market value of US$221 million (2008 US$51 million). The trust has waived the right to receive dividends from the shares that it holds. Costs relating to the administration of the trust are expensed in the period in which they are incurred.

The shares acquired from the stock market by Batiss and held for the ECMP are used by the Group as a source of financing for future acquisitions, or placed back into the market. The decision as to when to place the shares in the market, use the shares to assist the Group in facilitating future transactions, or to repurchase shares for cancellation, is considered in light of the Group's funding requirements and capital structure.

Batiss is not permitted to hold more than 10% of the issued share capital of the Company at any one time. Batiss has entered into an option agreement with Xstrata Capital Corporation A.V.V. (Xstrata Capital), a wholly-owned subsidiary within the Xstrata Group, whereby Batiss has granted to Xstrata Capital a right to require Batiss to sell the purchased Xstrata shares to a third party (other than a subsidiary of Xstrata plc), as nominated by Xstrata Capital, at an exercise price of 1p per share. Under the option agreement, Xstrata Capital pays Batiss a premium for this right, the premium being the equivalent of the market price paid by Batiss for the shares plus associated costs less the 1p exercise price. This premium payment, together with funds from a subscription by Xstrata Capital for non-voting redeemable preference shares in Batiss, provides the funding for Batiss to acquire the shares in the market. These payments are sourced from the existing and future cash resources of Xstrata Capital. Xstrata Capital is able to exercise its right under the option agreement for a period of six years from the date of each purchase, but has not chosen to do so in either 2009 or 2008.

Batiss has waived its right to receive dividends on the shares which it holds. At 31 December 2009, 28,428,786 (2008: 16,230,000) shares, equivalent to 1.0% (2008: 1.7%) of the total issued share capital, were held by the trust with a cost of US$1,026 million (2008 US$1,026 million) and market value of US$515 million (2008 US$152 million). Costs relating to the administration of the trust are expensed in the period in which they are incurred.

Consolidated changes in equity
Other reserves

US$m	Revaluation reserves	Other reserves	Net unrealised gains/(losses)	Foreign currency translation	Total
At 1 January 2008	1,440	1,229	(175)	2,561	5,055
Losses on available-for-sale financial assets	–	–	(114)	–	(114)
Losses on cash flow hedges	–	–	(157)	–	(157)
Realised losses on cash flow hedges*	–	–	360	–	360
Recycled foreign currency translation net losses	–	–	–	246	246
Foreign currency translation differences	–	–	–	(3,980)	(3,980)
Deferred tax	–	–	(21)	65	44
At 31 December 2008	1,440	1,229	(107)	(1,108)	1,454
Gains on available-for-sale financial assets	–	–	209	–	209
Realised losses on available-for-sale financial assets	–	–	1	–	1
Gains on cash flow hedges	–	–	456	–	456
Realised gains on cash flow hedges*	–	–	(312)	–	(312)
Foreign currency translation differences	–	–	–	3,930	3,930
Deferred tax	–	–	(59)	(73)	(132)
At 31 December 2009	**1,440**	**1,229**	**188**	**2,749**	**5,606**

* Realised gains of US$312 million (2008 realised losses of US$360 million) are included in Revenue in the income statement.

Revaluation reserves

This reserve principally records the re-measurement from cost of the 19.9% interest held in Falconbridge Limited (Falconbridge) to the fair value of 19.9% of the identifiable net assets of Falconbridge on 15 August 2006, the date the Group obtained control of Falconbridge.

Other reserves

This reserve principally originated during 2002 from the merger of Xstrata AG into Xstrata plc of US$279 million and the issue of shares from the acquisition of the Duiker and Enex Groups of US$935 million.

Net unrealised gains/(losses) reserve

This reserve records the re-measurement of available-for-sale financial assets to fair value (refer to note 22) and the effective portion of the gain or loss on cash flow hedging contracts (refer to notes 23, 30 and 37). Deferred tax is provided on the re-measurement at tax rates enacted or substantively enacted.

Foreign currency translation reserve

This is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries. It is also used to record the exchange differences from the translation of quasi equity inter-company loans in foreign operations. On disposal or partial disposal of a foreign entity the deferred accumulated amount recognised in this reserve is transferred to the income statement.

Capital management

The capital of Xstrata plc is the total equity and long-term borrowings, including capital market notes (refer to note 28) and convertible borrowings (refer to note 29), on the Group's balance sheet. The objective of the Company's capital management is to grow and manage a diversified portfolio of metals and mining businesses with the aim of delivering industry-leading returns for its shareholders. The management of the Group's capital is performed by the Board of Directors. There are no externally imposed capital requirements.

27. Trade and other payables

US$m	2009	2008
Current:		
Trade payables	**1,796**	1,667
Sundry payables	**619**	530
Interest payable	**72**	145
Accruals and other payables	**1,210**	891
	3,697	3,233
Non-current:		
Accruals and other payables	**32**	29
	32	29
Total	**3,729**	3,262

All current payables are expected to be settled in the next 12 months and non-current payables are expected to be settled over a weighted average life of 6 years (2008: 12 years).

28. Interest-bearing loans and borrowings

US$m	2009	2008
Current:		
At amortised cost:		
Bank overdrafts	**12**	11
Bank loans – other unsecured	**46**	84
Capital market notes	**97**	593
Non-controlling interest loans	**5**	17
Preference shares	**–**	64
Obligations under finance leases and hire purchase contracts(i)	**46**	25
	206	794
Non-current:		
At amortised cost:		
Syndicated bank loans – unsecured	**3,827**	6,974
Bank loans – other unsecured	**174**	221
Capital market notes	**8,924**	8,913
Non-controlling interest loans	**81**	81
Obligations under finance leases and hire purchase contracts(i)	**135**	85
Other loans	**111**	63
	13,252	16,337
Non-current:		
At amortised cost:		
Convertible borrowings (refer to note 29)	**335**	331
Total	**13,793**	17,462
Less cash and cash equivalents (refer to note 25)	**(1,177)**	(1,156)
Net debt excluding hedges*	**12,616**	16,306
Hedges**	**(326)**	(280)
Net debt including hedges*	**12,290**	16,026

* Net debt is defined as loans and borrowings net of cash and cash equivalents.
** Derivative financial instruments that have been used to provide an economic hedge of capital market notes have been included above to reflect a more accurate overall net debt position of the Group at year end.
(i) Secured over specific items of plant and equipment (refer to note 16).

Existing facilities in 2009
The Xstrata Group has entered into the bank loans as described below:

Syndicated bank loans
On 25 July 2007, the Group entered into a guaranteed US$4,680 million multi-currency revolving syndicated loan facility (Syndicated Facilities Agreement). Interest is payable on drawn down amounts at a rate which is the aggregate of LIBOR or, in relation to any loan in Euro, EURIBOR and the relevant margin, which is 27.5 basis points per annum. The facility matures on 31 July 2012. As of 31 December 2009, US$840 million (2008 US$195 million) was available to be drawn under this facility.

Repaid facilities in 2009
On 6 October 2008, the Group entered into a US$5,000 million multi-currency revolving syndicated loan facility (Club Facility). Interest is payable on drawn down amounts at a rate which is the aggregate of LIBOR or, in relation to any loan in Euro, EURIBOR and the relevant margin, which is 150 basis points per annum. The Club Facility was amended on 30 December 2008 to increase the facility amount to US$5,459 million and is scheduled to mature on 30 September 2011. The amounts drawn down under this facility were fully repaid from the proceeds from the rights issue (refer to note 26).

Repaid facilities in 2008

On 25 February 2008, the Group entered into a guaranteed US$500 million revolving loan facility that matured on 31 December 2008. Interest was payable on the loans at LIBOR plus 50.0 basis points per annum.

On 8 October 2007, the Group entered into a guaranteed US$2,000 million 364-day Revolving Loan Facility. Draw downs had been made to partly fund the acquisitions of the Mangoola coal project, Austral Coal Limited and Eland Platinum Holdings Limited. Interest was payable on the loans at a rate which was the aggregate of LIBOR and the relevant margin, which was 27.5 basis points per annum. This facility was re financed during 2008.

On 6 December 2007, the Group entered into a guaranteed US$1,500 million 364-day Revolving Loan Facility. Interest was payable on the loans at a rate which was the aggregate of LIBOR and the relevant margin, which was 27.5 basis points per annum. This facility was re financed during 2008.

Capital market notes

As at 31 December 2009, other unsecured private placements included:

Facility	Denomination	**At 31 Dec 09 US$m**	Fixed or floating interest rate	**Effective interest rate % in 2009**	Maturity	At 31 Dec 08 US$m	Effective interest rate %in 2008
Series B senior unsecured notes[a]	US$	**26**	Fixed	**6.75**	Jun 11	39	6.75
Series B senior unsecured notes[a]	US$	**52**	Fixed	**7.00**	Jun 11	52	7.00
Unsecured notes[b]	US$	**–**	Floating	**1.42**	Nov 09	499	3.41
Unsecured notes[b]	US$	**770**	Fixed	**5.50**	Nov 11	810	5.50
Unsecured notes[b]	US$	**1,096**	Fixed	**5.80**	Nov 16	1,187	5.80
Unsecured notes[c]	EUR	**782**	Fixed	**4.88**	Jun 12	754	4.88
Unsecured notes[c]	EUR	**810**	Fixed	**5.25**	Jun 17	774	5.25
Unsecured notes[d]	US$	**494**	Fixed	**6.90**	Nov 37	494	6.90
Unsecured notes[e]	EUR	**1,133**	Fixed	**5.88**	May 11	1,096	5.88
Unsecured notes[e]	EUR	**919**	Fixed	**6.25**	May 15	881	6.25
Unsecured notes[e]	GBP	**845**	Fixed	**7.38**	May 20	774	7.38
Senior debentures[f]	US$	**327**	Fixed	**6.03**	Feb 11	337	6.03
Senior debentures[f]	US$	**271**	Fixed	**5.88**	Jun 12	277	5.88
Senior debentures[f]	US$	**308**	Fixed	**6.06**	Jul 12	311	6.06
Senior debentures[f]	US$	**377**	Fixed	**6.34**	Oct 15	406	6.34
Senior debentures[f]	US$	**257**	Fixed	**6.16**	Jun 15	265	6.16
Senior debentures[f]	US$	**238**	Fixed	**6.39**	Jun 17	237	6.39
Senior debentures[f]	US$	**234**	Fixed	**6.77**	Jun 35	233	6.77
Commercial paper[g]	US$	**82**	Floating	**0.92**	Feb 10	80	2.75
		9,021				9,506	

(a) An Australian subsidiary has designated the series B senior unsecured notes as a fair value hedge of an investment in South America (refer to note 37). The hedge is being used to reduce exposure to foreign currency risk.

(b) In November 2006, the Group issued US$2,250 million of guaranteed capital market notes to refinance existing debt facilities. The notes are comprised of three tranches, a US$1,000 million 10-year note at a fixed interest rate of 5.8%, a US$750 million five-year note at a fixed interest rate of 5.5% and a US$500 million three-year note that bears interest at a rate based on LIBOR plus 35 basis points.

(c) In June 2007 the Group issued a two-tranche EUR1,000 million guaranteed bond offering, comprising EUR500 million 4.875% fixed guaranteed notes due 2012 and EUR500 million 5.25% fixed guaranteed notes due 2017. These bonds have been swapped to US$. The swaps have been accounted for as cash flow hedges with an unrealised gain of US$82 million (2008 US$47 million) at 31 December 2009 (refer to note 37).

(d) In November 2007, the Group issued guaranteed 30-year notes of US$500 million bearing interest at a fixed rate of 6.9%.

(e) In May 2008 the Group issued a two-tranche EUR1,350 million guaranteed bond offering, comprising EUR750 million 5.875% fixed guaranteed notes due 2011 and EUR600 million 6.25% fixed guaranteed notes due 2015. In May 2008 the Group issued a guaranteed bond offering of GBP500 million 7.375% fixed guaranteed notes due 2020.These bonds have been swapped to US$. The swaps have been accounted for as cash flow hedges with an unrealised loss of US$356 million at 31 December 2009 (2008 US$482 million) (refer to note 37).

(f) The guaranteed senior debentures were assumed by the Group through the acquisition of Falconbridge in 2006. Pursuant to the terms of the note indentures as amended by supplemental indentures, Xstrata plc has fully and unconditionally guaranteed in favour of the holders of the senior debentures the payment, within 15 days of when due, of all financial liabilities and obligations of Xstrata Canada Corporation to such holders under the terms of the senior debentures.

(g) In February 2008, the Group entered into a US$1,000 million commercial paper programme facility, with maturities of up to 12 months. Interest is payable on the notes at a rate which is based on LIBOR.

During 2009, the Group redeemed all of the three year floating rate US$500 million capital market notes in November 2009 for US$499 million and US$31 million of the 5 year fixed rate US$750 million capital market notes, maturing November 2011 for US$26 million, resulting in a gain of US$6 million.

A portion of the fixed interest rate of the Unsecured notes and Senior debentures has been swapped to a floating rate. The swaps have been accounted for as fair value hedges with an unrealised gain of US$569 million (2008 US$671 million gain) at 31 December 2009 (refer to note 37). Hedging ineffectiveness during 2009 resulted in other financial loss of US$17 million (2008 US$45 million gain).

28. Interest-bearing loans and borrowings *continued*

Preference shares

On 2 March 2009, the Group redeemed all of its outstanding unsecured preferred shares series 3 for CAD79 million.

Facility	Denomination	At 31 Dec 09 US$m	Fixed or floating interest rate	Interest rate %	Maturity	At 31 Dec 08 US$m	Effective interest rate % in 2008
Preference shares series 2*	CAD	–	Floating	–	Jun 12	–	–
Preference shares series 3	CAD	–	Fixed	4.58	Mar 09	64	4.58
		–				64	

* Holders of Preference shares series 2 had the right to convert their shares into Preference shares series 3 in March 2009, subject to certain conditions.

The preference shares were assumed by the Group through the acquisition of Falconbridge in 2006. The Group completed the redemption of all of the outstanding preferred shares, series 3 for a cash consideration of CAD79 million (US$61 million) in March 2009. The Group completed the redemption of all of the outstanding preferred shares, series H for a cash consideration of CAD150 million (US$148 million) in June 2008. The Group completed the redemption of all of the outstanding preferred shares, series 2 for a cash consideration of CAD122 million (US$120 million) in July 2008. The preference shares were classified within interest-bearing loans and borrowings because in the majority of cases the cumulative dividends must have been paid for an indefinite period and/or the shares were transferable into a variable number of equity instruments.

Bank loans – other unsecured

Other bank loans includes:

- Debts of proportionally consolidated joint ventures of US$139 million (2008 US$139 million) which bear interest at a rate based on LIBOR plus 175 basis points, repayable in September 2012 and US$81 million (2008 US$122 million) which bear interest at a rate based on LIBOR plus 31 basis points, repayable by December 2011;
- ZAR denominated borrowings of US$nil (2008 US$1 million) that are subject to floating interest rates based on Johannesburg inter-bank acceptance rate (JIBAR), repayable by December 2010; and
- US$ denominated borrowings of US$nil (2008 US$43 million) that was subject to floating interest rates based on Canadian Deposit Offering Rate (CDOR) plus 110 basis points. This loan was repaid in January 2009.

Bank overdrafts – unsecured

The Group has bank overdrafts that are subject to local and US$ prime floating interest rates in which they have been drawn down. The majority of the bank overdrafts are denominated in Canadian and US dollars.

Non-controlling interest loans

Non-controlling interest loans include US$81 million (2008 US$81 million) advanced to Minera Alumbrera Limited to fund operations that are subject to a fixed rate of 7.2% per annum (2008 7.2% per annum), repayable by May 2012.

Non-controlling interest loan of US$5 million (2008 US$17 million) advanced to Resource Pacific that is subject to a floating rate based on the Reserve Bank of Australia cash rate plus 2.0% per annum, no fixed repayment date but expected to be repaid within the next 12 months.

Other loans

Other loans include:

- AUD denominated loans of US$105 million (2008 US$57 million) payable to Western Mining Corporation Resources International Limited and Indophil Resources Limited for the Tampakan copper project. The loan is subject to a fixed rate of interest of 4%, payable quarterly with no fixed repayment date and is not payable within 12 months; and
- Loan of US$6 million (2008 US$6 million) from Cantabria Government and Spanish Ministry of Industry & Energy, unsecured and interest free.

29. Convertible borrowings

US$m	2009	2008
Convertible bond	**335**	331
	335	331

Convertible borrowings

On 6 September 2005, Xstrata Capital Corporation AVV issued a US$375 million Convertible Debenture to Brookfield, due 14 August 2017, convertible at the option of the holder into fully paid Xstrata plc ordinary shares. The Convertible Debenture was guaranteed by the Company and was issued at par, with a coupon of 4.0% per annum. On issue it was convertible at any time on or after 14 August 2006 at the option of the holder into 12,100,332 ordinary shares in Xstrata plc based on a conversion price of GBP17.13 (US$30.99 converted into GBP at a fixed exchange rate) per ordinary share, representing a 35% premium to the closing price of Xstrata plc's ordinary shares on 11 August 2005. Following the rights issue in October 2006, the total number of ordinary shares that could have been converted was increased to 13,575,432 and the conversion price was adjusted to GBP15.27 (US$27.62 converted into GBP at a fixed exchange rate). On the giving of not less than 30 days' notice, the Convertible Debenture could have been called by the Group at par plus accrued interest, at any time after 14 August 2010. Unless previously converted, redeemed or cancelled, the 2017 Convertible Debenture was redeemable on 14 August 2017 at its principal amount plus unpaid accrued interest. On 13 October 2006, the Convertible Debenture was cancelled and a 2017 Convertible Bond was issued to the holder of the Convertible Debenture. The terms of the Convertible Bond are consistent with those of the cancelled Convertible Debenture. On 16 October 2006, the Financial Services Authority approved the admission to the Official List by way of block listing of 13,575,432 ordinary shares of US$0.50 each to be issued upon conversion of the 2017 Convertible Bond. The 2017 Convertible Bond is listed on the Professional Securities Market of the London Stock Exchange.

The liability component of the Convertible Bonds is carried at amortised cost based on an effective interest rate of 5.74% per annum.

During 2008, 0.03% of the US$375 million of convertible bonds was converted by the holders (refer to note 26). Following the conversions that occurred during 2008, the remaining number of ordinary shares that could be issued under the bond at 31 December 2008 was 13,571,812.

Following the rights issue in March 2009, the total number of ordinary shares that could have been converted was increased to 25,680,492 and the conversion price was adjusted to GBP8.07 (US$14.60 converted into GBP at a fixed exchange rate). There were no conversions during 2009.

30. Derivative financial liabilities

US$m	2009	2008
Current:		
At fair value:		
Commodity cash flow hedges	**52**	65
Foreign currency cash flow hedges	**–**	8
Other commodity derivatives	**–**	9
Other foreign currency derivatives	**–**	120
	52	202
Non-current:		
At fair value:		
Foreign currency cash flow hedges	**356**	482
Other foreign currency derivatives	**135**	79
Other interest rate swaps	**14**	8
	505	569
Total	**557**	771

31. Other financial liabilities

US$m	2009	2008
Non-current:		
At fair value:		
Loans from joint venture partners	**155**	334
At amortised cost:		
Loans from development project partners	**383**	349
Total	**538**	683

Loans from joint venture partners

ZAR denominated loans of US$155 million (2008 US$334 million) payable to ARM Coal. The loan is subject to a floating rate of interest based on a dividend calculation with no fixed repayment date and is not callable within 12 months.

Loans from development project partners

US$ denominated loans of US$383 million (2008 US$349 million) payable to Société Minière du Sud Pacifique for the Koniambo nickel project. The loan is subject to a floating rate of interest based on a dividend calculation with no fixed repayment date and is not callable within 12 months.

Notes to the financial statements *continued*

32. Provisions

US$m	Employee entitlements	Share-based compensation plans	Post-retirement medical plans	Rehabilitation costs	Onerous contracts	Other	2009
At 1 January	**430**	**16**	**345**	**1,551**	**198**	**194**	**2,734**
Arising during the year	**153**	**222**	**65**	**63**	**25**	**193**	**721**
Discount unwinding	**–**	**–**	**–**	**95**	**5**	**–**	**100**
PPE asset adjustment (refer to note 16)	**–**	**–**	**–**	**181**	**–**	**–**	**181**
Transferred to assets classified as held for sale	**(3)**	**–**	**–**	**(56)**	**–**	**–**	**(59)**
Utilised	**(183)**	**(14)**	**(22)**	**(97)**	**(72)**	**(120)**	**(508)**
Unused amounts reversed	**(2)**	**–**	**–**	**(12)**	**(18)**	**–**	**(32)**
Translation adjustments	**82**	**–**	**56**	**135**	**44**	**13**	**330**
At 31 December	**477**	**224**	**444**	**1,860**	**182**	**280**	**3,467**
Current	**325**	**–**	**–**	**92**	**29**	**177**	**623**
Non-current	**152**	**224**	**444**	**1,768**	**153**	**103**	**2,844**
	477	**224**	**444**	**1,860**	**182**	**280**	**3,467**

US$m	Employee entitlements	Share-based compensation plans	Post-retirement medical plans	Rehabilitation costs	Onerous contracts	Other	2008
At 1 January	414	102	481	1,533	120	169	2,819
Acquisitions	7	–	–	12	195	–	214
Arising during the year	222	163	40	28	50	208	711
Discount unwinding	10	–	–	91	8	–	109
PPE asset adjustment (refer to note 16)	–	–	–	195	–	–	195
Discontinued operations and disposals	–	–	–	(8)	–	–	(8)
Utilised	(158)	(10)	(98)	(165)	(119)	(179)	(729)
Unused amounts reversed	(6)	(239)	–	(15)	–	–	(260)
Translation adjustments	(59)	–	(78)	(120)	(56)	(4)	(317)
At 31 December	430	16	345	1,551	198	194	2,734
Current	282	–	–	36	54	125	497
Non-current	148	16	345	1,515	144	69	2,237
	430	16	345	1,551	198	194	2,734

Employee entitlements

The employee entitlement provisions mainly represent the value of excess leave entitlements allocated over the leave taken by the employees of the Group. These amounts are expected to be utilised as the employees either take their accrued leave or receive equivalent benefits upon ceasing employment. Current employee entitlements includes excess short-term leave entitlements and the portion of non-current employee entitlements that are expected to be incurred within 12 months. Non-current entitlements include long service leave entitlements which are payable upon an employee attaining a certain period of service and workers compensation provisions. For some entitlements, amounts will also be recovered from an independent fund (refer to note 19). The current portion of these costs is expected to be utilised in the next 12 months and the non-current portion of these costs is expected to be utilised over a weighted average life of 9 years (2008: 12 years).

Share-based compensation plans

The Group has granted various share-based compensation plans to certain executives and senior employees that will be cash-settled (refer to note 35). The intrinsic value of the cash settled share-based compensation plans that had vested at 31 December 2009 was US$39 million (2008 US$6 million).

Post-retirement medical plans

The Group operates unfunded post-retirement medical benefit plans in North America and a comparatively smaller plan in South Africa for a number of current and former employees. Independent qualified actuaries using the projected unit credit method assess the accumulated benefit obligation and annual cost of accrued benefits. The current portion of these costs is expected to be utilised in the next 12 months and the non-current portion of these costs is expected to be utilised over a weighted average life of 19 years (2008: 12 years) (refer to note 35).

Rehabilitation costs

Rehabilitation provision represents the estimated costs required to provide adequate restoration and rehabilitation upon the completion of mining activities. These amounts will reverse when such rehabilitation has been performed. The current portion of these costs is expected to be utilised in the next 12 months and the non-current portion of these costs is expected to be utilised over a weighted average life of 21 years (2008: 26 years) (refer to note 24).

Onerous contracts

Onerous contract provisions represent the restatement of various long-term contracts to their current market value at the acquisition date of subsidiaries. These provisions are expected to be utilised over a weighted average life of 15 years (2008: 10 years).

Other

Other includes provisions for litigation of US$60 million (2008 US$60 million) and restructuring of US$96 million (2008 US$28 million). The current portion of these costs is expected to be utilised in the next 12 months and the non-current portion of these costs is expected to be utilised over a weighted average life of two years (2008: two years).

33. Other liabilities

US$m	**2009**	2008
Current:		
Deferred income	**39**	35
	39	35
Non-current:		
Deferred income	**9**	105
	9	105

34. Commitments and contingencies

Operating lease commitments – Group as lessee

The Group has entered into leases for buildings, motor vehicles and sundry plant and equipment. These leases have an average life of five years (2008 four years) with renewal terms at the option of the lessee at lease payments based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases. Future minimum lease payments under non-cancellable operating leases as at 31 December are as follows:

US$m	**2009**	2008
Within one year	**43**	46
After one year but not more than five years	**91**	102
More than five years	**30**	28
	164	176

Finance lease and hire purchase commitments

The Group has entered into finance leases and hire purchase contracts for various items of plant and machinery. The majority of these leases include a residual balloon payment at the end of the lease term and title passing to the Group. Future minimum lease payments under finance leases and hire purchase contracts together with the future finance charges as at 31 December are as follows:

US$m	**Un-discounted minimum payments 2009**	**Present value of minimum payments 2009**	Un-discounted minimum payments 2008	Present value of minimum payments 2008
Within one year	**65**	**46**	31	25
After one year but not more than five years	**168**	**109**	65	49
More than five years	**46**	**26**	54	36
Total minimum lease payments	**279**	**181**	150	110
Less amounts representing finance lease charges	**(98)**	**–**	(40)	–
Present value of minimum lease payments	**181**	**181**	110	110

34. Commitments and contingencies *continued*

Capital commitments

Amounts contracted for but not provided in the financial statements amounted to US$2,048 million (2008 US$1,701 million), including:

- Xstrata Coal US$663 million for fleet expansion at Mangoola and Liddell, US$123 million for Oakbridge expansion (2008 US$nil), US$nil (2008 US$52 million) for longwall equipment at Oaky and US$22 million (2008 US$34 million) for electric shovels at Cerrejon;
- Xstrata Nickel US$623 million (2008 US$839 million) for the Koniambo project and US$28 million (2008 US$5 million) for the Nickel Rim South project; and
- Xstrata Zinc US$nil (2008 US$27 million) for the development of an open cut mine at Mt Isa.

The balance of the other amounts contracted for but not provided relates to various minor commitments around the Group, mainly for the purchase of new property, plant and equipment.

Included in the above is US$732 million (2008 US$195 million) representing the Group's share of the capital commitments that have been incurred jointly with other venturers.

Finance leases entered into after 31 December 2009 amounted to US$nil (2008 US$nil).

Guarantees

Xstrata Coal Australia has contracted US$1,676 million (2008 US$492 million) for rail take or pay commitments, US$2,358 million (2008 US$341 million) for port take or pay commitments, US$127 million for tyres take or pay commitments (2008 US$nil), US$51 million (2008 US$nil) for electricity take or pay commitments, US$262 million (2008 US$nil) for explosives take or pay commitments, performance guarantees to customers and suppliers under contracts for supply of coal and services for US$109 million (2008 US$34 million) and guarantees to the New South Wales and Queensland Departments for Mineral Resources in respect of various mining leases and the performance thereof US$312 million (2008 US$203 million).

Xstrata Coal South Africa has issued guarantees to the Department of Minerals and Energy to obtain certain prospecting permits of US$66 million (2008 US$52 million) and performance guarantees to suppliers of US$8 million (2008 US$6 million). Xstrata Coal South Africa has tyres take or pay commitments for US$20 million (2008 US$nil).

Xstrata Alloys has issued guarantees to Eskom for power usage and early termination of power usage of US$21 million (2008 US$18 million) and to the Department of Mineral and Energy Mineral Resources, municipalities and governmental boards in respect of various mining leases and the performance thereof for US$34 million (2008 US$21 million).

Xstrata Copper, Xstrata Zinc and Xstrata Technology Australia have issued performance guarantees to customers for US$36 million (2008 US$27 million) and guarantees to the Queensland Departments for Mineral Resources and other government agencies in respect of various mining leases and the performance thereof, environmental bonds and self insurance licences US$266 million (2008 US$161 million).

Xstrata Nickel has contracted US$143 million (2008 US$95 million) for energy purchase commitments and issued bank guarantees to the Government of Western Australia for rehabilitation costs of US$6 million (2008 US$6 million).

Xstrata Zinc has issued performance guarantees to the Northern Territory government for an electricity supply and pipeline agreement of US$14 million (2008 US$22 million), and to suppliers of US$2 million (2008 US$17 million). It has provided bank guarantees to the Northern Territory government for rehabilitation costs of US$68 million (2008 US$54 million).

Xstrata Zinc has issued bank guarantees in Spain of US$58 million (2008 US$54 million). This includes US$5 million (2008 US$5 million) as a guarantee to the local government for the rehabilitation of the closed Reocin mine (Cantabria, Spain) and US$2 million (2008 US$2 million) as guarantee of the rehabilitation of a jarofix pond in San Juan de Nieva.

A letter of credit of US$192 million (2008 US$166 million) has been given for the pension liabilities of the Group's Canadian operations.

Letters of credit have been issued to the Canadian government for rehabilitation costs of US$64 million (2008 US$40 million).

Included in the above is US$3,748 million (2008 US$1,097 million) representing the Group's share of guarantees that have been incurred jointly with other venturers.

35. Employee benefits

Share-based payments

The expense recognised for share-based payments during the year is shown in the following table:

US$m	**2009**	2008
Expense arising from equity settled transactions	**112**	245
Expense arising from cash settled transactions	**222**	(239)
Total expense arising from share-based payment transactions	**334**	6

The Group operates a number of share-based payment plans which are outlined below. With the exception of the AVP that was modified in May 2008 as discussed below, there have been no cancellations or modifications to any of the plans during 2009 or 2008.

Xstrata plc Long-Term Incentive Plan (LTIP)

The LTIP has two elements:

(i) A contingent award of free ordinary shares that vests after three years, subject to, and to the extent that, performance criteria determined at the time of grant have been satisfied; and

(ii) An option to acquire ordinary shares at a specified exercise price after the third anniversary of grant, subject to, and to the extent that, performance criteria determined at the time of grant have been satisfied.

All LTIP awards that vest are subject to the satisfaction of certain performance criteria being met over a three-year performance period. The 2003 LTIP awards are only subject to the Total Shareholder Return (TSR) performance criteria. Half of the options and free share awards granted in 2004 and 2005 are conditional on TSR relative to a peer group, with the remainder conditional on the Group's real cost savings relative to targets set on a stretching scale over the three-year period. The allocation of performance criteria pertaining to the options and free share awards granted in 2006, 2007, 2008 and 2009 is summarised in the following table:

Award	Employees	Number	% TSR	% cost savings	TSR	Cost savings
2009:						
Options	Corporate	8,507,151	50%	50%	4,253,576	4,253,575
	Business units	21,557,464	25%	75%	5,389,366	16,168,098
		30,064,615			9,642,942	20,421,673
Free shares	Corporate	2,552,144	50%	50%	1,276,072	1,276,072
	Business units	6,467,245	25%	75%	1,616,811	4,850,434
		9,019,389			2,892,883	6,126,506
2008:						
Options	Corporate	986,035	50%	50%	493,017	493,018
	Business units	2,154,539	25%	75%	538,635	1,615,904
		3,140,574			1,031,652	2,108,922
Free shares	Corporate	295,810	50%	50%	147,905	147,905
	Business units	646,367	25%	75%	161,592	484,775
		942,177			309,497	632,680
2007:						
Options	Corporate	1,140,952	50%	50%	570,476	570,476
	Business units	2,117,638	25%	75%	529,410	1,588,228
		3,258,590			1,099,886	2,158,704
Free shares	Corporate	342,286	50%	50%	171,143	171,143
	Business units	635,287	25%	75%	158,822	476,465
		977,573			329,965	647,608
2006:						
Options	Corporate	1,048,144	50%	50%	524,072	524,072
	Business units	1,764,060	25%	75%	441,015	1,323,045
		2,812,204			965,087	1,847,117
Free shares	Corporate	314,444	50%	50%	157,222	157,222
	Business units	538,092	25%	75%	134,523	403,569
		852,536			291,745	560,791

35. Employee benefits *continued*

For the awards conditional on TSR, one-half of the award will vest if TSR growth is at the median of the specified peer group, the full award will vest for performance at or above the second decile with straight-line vesting between these points. No vesting will occur for below median performance. For the awards where vesting is conditional on the Group's real cost savings relative to targets set on a stretching scale: 10% of the award will vest for 1% cost savings, 70% for 2% cost savings and all awards for 3% or more cost savings, with straight-line vesting between these points. No vesting will occur if cost savings are less than 1%. Real cost savings are measured in relation to operating costs after adjusting for the effects of inflation, excluding depreciation, commodity price-linked costs, effects of currencies on translation of local currency costs and planned life of mine adjustments. No other features of the LTIP awards are incorporated into the measurement of fair value.

No consideration will be payable on the vesting of an LTIP award of free ordinary shares. On exercise of an option, a participant will be required to pay an exercise price which is based on the closing market price of an ordinary share seven trading days prior to the date of grant.

Of the options listed below, 4.5 million (2008: 1.9 million) are accounted for as cash-settled share-based awards whilst the remainder of the LTIP awards are equity-settled.

The movement in the number of free ordinary shares and share options is as follows:

Free shares

	2009 No	**2009 WAEP**	2008 No	2008 WAEP
Outstanding as at 1 January	**2,765,198**	**N/A**	3,247,747[1]	N/A
Granted through rights issue	**2,111,982**	**N/A**	–	N/A
Granted during the year	**9,019,389**	**N/A**	942,177	N/A
Forfeited during the year	**(732,221)**	**N/A**	(48,835)	N/A
Exercised during the year	**(1,004,501)[3]**	**N/A**	(1,375,891)[2]	N/A
Outstanding as at 31 December	**12,159,847**	**N/A**	2,765,198	N/A
Exercisable at 31 December	**–**	**N/A**	–	N/A

1 All shares included in this balance have been accounted for in accordance with IFRS 2 Share-based Payments.
2 The weighted average share price at the date of exercise of these awards was GBP36.98.
3 The weighted average share price at the date of exercise of these awards was GBP3.66.

The weighted average remaining contractual life for the free shares outstanding as at 31 December 2009 is 8.8 years (2008: 8.2 years).

The weighted average fair value of free shares granted during the year was US$3.98 per share (2008 US$60.46 per share).

Share options

	2009 No	**2009 WAEP**	2008 No	2008 WAEP
Outstanding as at 1 January	**13,328,705**	**GBP19.70[1]**	13,194,997	GBP13.73
Granted through rights issue	**10,135,476**	**GBP11.15**	–	N/A
Granted during the year	**30,064,615**	**GBP3.35**	3,140,574	GBP35.36
Forfeited during the year	**(2,442,727)**	**GBP10.04**	(129,724)	GBP24.52
Exercised during the year	**(928,073)[3]**	**GBP5.01**	(2,877,142)[2]	GBP9.18
Outstanding as at 31 December	**50,157,996[4]**	**GBP6.66**	13,328,705[3]	GBP19.70
Exercisable at 31 December	**9,728,118**	**GBP5.92**	4,069,712	GBP7.58

1 The weighted average share price after applying the Rights Issue adjustment factor of 0.57 was GBP11.15.
2 The weighted average share price at the date of exercise of these options was GBP39.67.
3 The weighted average share price at the date of exercise of these options was GBP9.55.
4 All the share options included in this balance have been accounted for in accordance with IFRS 2 Share-based payments, except for 53,417 options (2008: 65,708 options) issued in 2002.

The weighted average remaining contractual life for the share options outstanding as at 31 December 2009: 8.1 years (2008: 7.4 years).

The weighted average fair value of options granted during the year was US$2.48 (2008 US$21.39).

The range of exercise prices for options outstanding at the end of the year was GBP1.82 to GBP20.02 (2008 GBP3.22 to GBP35.36).

The following table lists the inputs to the models used to measure the fair value of equity-settled awards granted:

	Date of grant 2009	Date of grant 2008
Dividend yield (%)	**–**	0.8
Expected volatility (%)	**62**	36
Risk-free interest rate (%)	**2.2**	4.1
Earliest exercise date	**12 Mar 12**	04 Apr 11
Latest exercise date	**11 Mar 19**	03 Apr 18
Expected exercise date	**25 Dec 12**	19 Jan 12
Share price at date of grant (GBP)	**3.26**	37.06
Exercise price (GBP)	**3.35**	35.36
Free share fair value at date of grant (GBP)	**2.86**	30.33
Option fair value at date of grant (GBP)	**1.43**	11.07

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historic volatility is indicative of future trends, which may also not necessarily be the actual outcome.

Both the free shares and the equity-settled options are equity-settled plans and the fair value is measured at the date of grant.

The fair value of the cash-settled options is measured at the date of grant and at each reporting date until the liability is settled, using binomial models, taking into account the terms and conditions of the award. At 31 December 2009 the provision held for cash settled awards was US$44 million (2008 US$6 million) (refer to note 32).

Directors' service contracts

Options were granted to two executive Directors pursuant to the terms on which they were recruited. The options are to be equity-settled. The exercise price is the share price at the date of granting of the share options. The final scheme vested in January 2007 and each scheme has an exercise period of seven years. If the holder ceases to be employed by the Group for any reason, they may exercise any vested options within six months of such cessation, after which the options lapse. Any unvested options will lapse if the holder is dismissed lawfully under the terms of their contract or if they voluntarily resign except where they have a valid reason to terminate their employment as defined in their employment contract, in which case all unvested options shall immediately vest and become exercisable for a period of six months. In all other cases, they will remain exercisable for a period of six months.

The movement in the number of share options is as follows:

	2009 No	**2009 WAEP**	2008 No	2008 WAEP
Outstanding as at 1 January	**993,994**	**GBP4.03**[1]	1,142,492	GBP4.25
Granted through rights issue	**781,916**	**GBP2.28**	–	N/A
Exercised during the year	**(1,755,910)**[3]	**GBP2.28**	(148,498)[2]	GBP5.68
Outstanding as at 31 December	**–**	**–**	993,994	GBP4.03
Exercisable at 31 December	**–**	**–**	993,994	GBP4.03

1 The weighted average share price after applying the Rights Issue adjustment factor of 0.57 was GBP2.28.
2 The weighted average share price at the date of exercise of these options was GBP41.57.
3 The weighted average share price at the date of exercise of these options was GBP10.20.

The above share options have not been accounted for in accordance with IFRS 2 Share-based Payments as the options were granted on or before 7 November 2002 and have not been subsequently modified.

The weighted average remaining contractual life for the share options outstanding at 31 December 2008 was 4.2 years.

No new shares were granted during the year.

The range of exercise prices for options outstanding at the end of 2008 was GBP3.84 to GBP4.22.

Deferred bonus

As detailed within the Directors' Remuneration Report on pages 116 to 127, the maximum bonus payable under the Bonus Plan for Executive Directors and the members of the Executive Committee is 300% of salary. Bonuses are payable in three tranches as follows:

the maximum bonus, which any one participant is eligible to receive in cash, will be limited to 100% of the individual's base salary;

any additional bonus up to a further 100% of base salary will be deferred for a period of one year; and

any remaining bonus will be deferred for a period of two years.

35. Employee benefits *continued*

The deferred elements will take the form of awards of Xstrata shares conditional on the participant remaining in employment throughout the deferral period. The number of shares awarded will be determined by reference to the market value of the shares at the date concurrent awards under the LTIP are made. The deferred elements have been treated as an equity-settled share-based payment in accordance with IFRS 2.

In 2005 the Xstrata Remuneration Committee resolved that during the bonus deferral period dividend equivalents would accrue in relation to the deferral, to be delivered at the end of the deferral period and subject to the deferral award vesting.

As dividend equivalents are receivable on the deferred amounts, the fair value of the deferral is technically equal to the value of the bonuses deferred.

The following deferred bonus awards have been made:

	2009	2008	2007
Market value of deferred bonus award (US$m)	**10**	10	16
Number of shares purchased	**521,098**	2,191,681	242,702

Chief Executive's Added Value Plan (AVP)

The AVP is a long-term incentive and retention plan for the Chief Executive which rewards outperformance in creating additional long-term shareholder value over the value created by Xstrata plc's peer companies and aligns interests with shareholders by means of share ownership by the Chief Executive. Performance is assessed over periods of three years and five years from the grant date of each cycle and is based upon the growth in the Company's TSR over the relevant performance period relative to an index of global mining companies, which form the Xstrata TSR Index. A description of the performance requirements and the vesting schedule of the plan are detailed within the Directors' Remuneration Report on pages 116 to 127. The first cycle of the AVP began on 9 May 2005, the second on 10 March 2006, the third on 15 March 2007, the fourth on 26 March 2008 and the fifth began on 17 April 2009. No further awards will be granted subsequent to 9 May 2010.

For the 2009 plan cycle, the market capitalisation on 17 April 2009 was US$21.7 billion, the Participation Percentage was equal to 0.3% and the share price at the measurement date was US$8.73 (post rights issue). For the 2008 plan cycle, the market capitalisation on 26 March 2008 was US$76.4 billion, the Participation Percentage was equal to 0.5% and the share price at the measurement date was US$70.50. For the 2007 plan cycle, the market capitalisation on 15 March 2007 was US$45.2 billion, the Participation Percentage was equal to 0.3% and the share price at the measurement date was US$46.77. For the 2006 plan cycle, the market capitalisation on 10 March 2006 was US$18.6 billion, the Participation Percentage was equal to 0.3% and the share price at the measurement date was US$29.39. For the 2005 plan cycle, the market capitalisation on 9 May 2005 was US$11.4 billion, the Participation Percentage was equal to 0.5% and the share price at the measurement date was US$18.00. In May 2009, 25% of the deferred interim award of the 2005 AVP cycle was cash-settled as detailed in the Directors' Remuneration Report on pages 116 to 127. The remaining 25% of the interim award of the 2005 AVP cycle was deferred for two years from the date of the award and its value moves in accordance with the Company's share price. At 31 December 2009, the fair value of this deferred award was US$21 million (2008 US$13 million).

The fair value of all awards, which are accounted for as cash settled share-based payments to reflect the expected form of settlement, has been estimated in accordance with IFRS 2 using a Monte Carlo simulation model to incorporate the market-based features of the plan. The following table presents the fair value of each cycle of the award at grant date and the value of the unvested portion of each cycle if conditions that existed at 31 December 2009 are those at the time of vesting.

Plan cycle US$m	**Grant date**	**Estimated fair value at grant date**	**Value of unvested award based on conditions at 31 December***	
			2009	**2008**
2005	9 May 2005	7	21	13
2006	10 March 2006	7	–	–
2007	15 March 2007	19	–	–
2008	26 March 2008	120	–	–
2009	17 April 2009	135	61	n/a

* This amount represents the value of the award if it had vested as at 31 December 2009 and 31 December 2008.

In accordance with IFRS 2 as it applies to cash settled share-based payments, a provision was recognised based on the fair value of each cycle adjusted for the vesting period yet to lapse using a Monte Carlo simulation model. This model determined the fair value of each cycle at 31 December 2009 to estimate the final performance of the Group and its performance relative to its peers. Any ultimate payments may vary significantly from the estimated fair values determined at 31 December 2009 as a result of differences between the estimated outcomes determined by the simulation model and the actual outcomes. At 31 December 2009 the total provision held for the AVP was US$180 million (2008 US$10 million) comprising US$19 million for the 2005 plan (2008 US$10 million), US$8 million for the 2008 plan (2008 US$nil) and US$153 million for the 2009 plan (refer to note 32). The increase in the provision during the year reflects the comparative rate of outperformance of the Company in the 2009 year against the peer group, to which the design of the plan gives additional weighting when that group itself is rising and the resulting impact on the fair value as determined by the simulation model. The ultimate value of each cycle will reflect its intrinsic value at the date of vesting which depends on relative outperformance over the cycle as a whole.

The following table lists the inputs to the models used to measure the fair value of the AVP award granted:

	2009		2008	
	Xstrata plc	**Xstrata Share Indices[1]**	Xstrata plc	Xstrata Share Indices[1]
Dividend yield (%)	**N/A**	**N/A[2]**	N/A	N/A[2]
Expected volatility to interim vesting (%)[3]	**76**	**53**	40	31
Expected volatility to final vesting (%)[3]	**62**	**43**	37	28
Risk-free interest rate to interim vesting (%)	**2.4**	**2.4**	4.1	4.1
Risk-free interest rate to final vesting (%)	**2.6**	**2.6**	4.2	4.2
Third anniversary of start of cycle	**17 April 2012**	**17 April 2012**	26 March 2011	26 March 2011
Fourth anniversary of start of cycle	**17 April 2013**	**17 April 2013**	26 March 2012	26 March 2012
Fifth anniversary of start of cycle	**17 April 2014**	**17 April 2014**	26 March 2013	26 March 2013
Sixth anniversary of start of cycle	**17 April 2015**	**17 April 2015**	26 March 2014	26 March 2014

1 There are two Xstrata Share Indices used within the valuation model; one is a market capitalisation weighted TSR index comprising 16 global mining firms (2008: 14 global mining firms) considered to be Xstrata's key competitors for both financial and human capital. The other is a market capitalisation price index comprising the same global mining firm constituents.

2 When simulating the Xstrata Price Index, a dividend yield is included to account for the suppressing impact that a dividend payment has on the constituent share prices. A yield of 4.2% (2008: 2.3%) has been used. For the simulation of Xstrata's TSR and the Index TSR a dividend yield is not required as TSR comprises share price growth and dividend distributions which are assumed to be reinvested into the shares.

3 Volatility is calculated using daily historic share price data over the period up to the measurement date which is equal in length to the expected remaining life of the award.

Pensions and other post-employment benefit plans

The net expense recognised in the income statement for the year ended 31 December:

US$m	2009	2008
Defined benefit pension plans	**68**	39
Defined contribution pension plans	**81**	109
Post-retirement medical plans	**29**	40
	178	188

Defined Contribution Pension Plans

The Group participates in a number of defined contribution pension plans and industry-wide schemes covering the majority of its employees. The assets are held separately from those of the Group and are generally invested with insurance companies and regulated by local legislation.

Post-retirement Medical Plans

The Group participates in a number of post-retirement medical benefits. All material post-retirement medical benefit liabilities are in North America with smaller exposures in South Africa. Independent qualified actuaries assess the accumulated benefit obligation and annual cost of accrued benefits using the projected unit credit method. The actuaries have updated the valuations to 31 December 2009.

Defined Benefit Pension Plans

The Group contributes to defined benefit pension plans for a number of its employees. Independent professionally qualified actuaries assess the pension costs and funding of these plans using the projected unit method. The actuaries have updated the valuations to 31 December 2009. All significant pension assets and liabilities are in North America.

The following tables summarise the components of the net expense recognised in cost of sales in the income statement and the funded status and amounts recognised in the balance sheet for the defined benefit pension plans and post-retirement medical plans. The weighted average principal economic assumptions used to determine the actuarial values are as follows:

	Pension plans 2009	**Post-Retirement medical plans 2009**	Pension plans 2008	Post-Retirement medical plans 2008
Rate of salary increases	**3.3%**	**–**	3.1%	–
Rate of pension increases	**3.5%**	**–**	2.7%	–
Expected rate of return on plan assets:				
Equities	**9.3%**	**–**	9.1%	–
Bonds	**4.6%**	**–**	5.2%	–
Total	**6.7%**	**–**	6.5%	–
Discount rate	**6.1%**	**6.4%**	7.3%	7.4%
Inflation rate	**3.5%**	**5.5%**	2.6%	2.6%
Rate of medical cost increases	**–**	**8.0%**	–	8.0%

35. Employee benefits *continued*

A one percentage point change in the assumed rate of increase in healthcare costs would have the following impact:

US$m	**Increase 2009**	**Decrease 2009**	Increase 2008	Decrease 2008
Effect on the current service cost and interest cost	**4**	**3**	5	4
Effect on the defined benefit obligation	**57**	**32**	38	31

The pension plan mortality rate used at 31 December 2009 and 31 December 2008 was UP-94 for North American pension and post-retirement medical plans. These rates refer to published projected mortality tables by actuarial bodies in North America and take into account the assumed increases in the life expectancy and are calculated for both current and future pensioners. There are no significant differences in these rates between schemes. The average life expectancy in the pension plans was 83 years (2008: 85 years) and in the medical plans was 82 years (2008: 82 years) as at 31 December 2009.

The assets and liabilities of the schemes and the amounts recognised in the Group balance sheet at 31 December are as follows:

US$m	**Pension plans 2009**	**Post-retirement medical plans 2009**	Pension plans 2008	Post-retirement medical plans 2008
Present value of benefit obligations	**2,556**	**444**	1,994	345
Assets at fair value	**(2,145)**	**–**	(1,677)	–
Net liability	**411**	**444**	317	345
Net liability as at 31 December represented by:				
Pension deficits/provisions	**412**	**444**	320	345
Pension assets	**(1)**	**–**	(3)	–
Net liability	**411**	**444**	317	345

Historical adjustments are as follows:

US$m	**2009**	2008	2007	2006	2005
Defined benefit obligation	**2,556**	1,994	2,721	2,604	106
Plan assets	**(2,145)**	(1,677)	(2,495)	(2,393)	(85)
Net deficit	**411**	317	226	211	21
Experience (gain)/loss adjustments on plan liabilities	**(6)**	74	69	(4)	(8)
Experience (gain)/loss adjustments on plan assets	**(131)**	480	126	(96)	(4)

The reconciliation of the net liability movement during the year in the net pension and post-retirement medical plan liability (before allowance of deferred tax) are as follows:

US$m	**Pension plans 2009**	**Post-Retirement medical plans 2009**	Pension plans 2009	Post-retirement medical plans 2008
Net liability as at 1 January	**317**	**345**	226	481
Total benefit expense	**68**	**29**	39	40
Actuarial (gains)/losses	**86**	**36**	188	(76)
Employer contributions	**(109)**	**(22)**	(75)	(22)
Translation adjustments	**49**	**56**	(61)	(78)
Net liability as at 31 December	**411**	**444**	317	345

Contributions of US$41 million in 2010, US$93 million in 2011, US$121 million in 2012, US$143 million in 2013 and US$146 million in 2014 are being made in order to eliminate the deficiency in the North America plans. The total contributions to the defined benefit pension plans in 2010 including these further contributions are US$105 million.

The components of benefit (income)/expense recognised in the income statement during the year are as follows:

US$m	**Pension plans 2009**	**Post-retirement medical plans 2009**	Pension plans 2008	Post-retirement medical plans 2008
Service cost	**35**	**2**	53	14
Interest cost	**144**	**27**	139	26
Expected return on plan assets (net of expected expenses)	**(111)**	**–**	(153)	–
	68	**29**	39	40

The components of actuarial (gains)/losses recognised in the Statement of Comprehensive Income during the year are as follows:

US$m	**Pension plans 2009**	**Post-retirement medical plans 2009**	Pension plans 2008	Post-retirement medical plans 2008
Expected return on plan assets (net of expected expenses)	**111**	**–**	153	–
Actual return on plan assets	**(242)**	**–**	327	–
Actual return less expected return on plan assets	**(131)**	**–**	480	–
Actuarial (gain)/loss on obligations	**(12)**	**–**	74	–
Change of assumptions	**229**	**36**	(366)	(76)
	86	**36**	188	(76)

The cumulative amount of net actuarial losses recognised in the statement of recognised income and expenses is US$272 million (2008 loss US$150 million).

The reconciliation of the present value of benefit obligations and fair value of plan asset movements during the year are as follows:

US$m	**Pension plans 2009**	**Post-retirement medical plans 2009**	Pension plans 2008	Post-retirement medical plans 2008
Benefit obligation present value as at 1 January	**1,994**	**345**	2,721	481
Current service cost	**35**	**2**	53	14
Interest cost	**144**	**27**	139	26
Employee contributions	**1**	**–**	1	–
Actuarial (gains)/losses	**(12)**	**–**	74	–
Actual benefit payments	**(160)**	**(22)**	(162)	(22)
Change of assumptions	**229**	**36**	(366)	(76)
Translation adjustments	**325**	**56**	(466)	(78)
Benefit obligation present value as at 31 December	**2,556**	**444**	1,994	345
Plan assets fair value as at 1 January	**1,677**	**–**	2,495	–
Actual return on plan assets	**242**	**–**	(327)	–
Company contributions	**109**	**–**	75	–
Employee contributions	**1**	**–**	1	–
Benefits paid from fund	**(160)**	**–**	(162)	–
Translation adjustments	**276**	**–**	(405)	–
Plan assets fair value as at 31 December	**2,145**	**–**	1,677	–
Net liability as at 31 December	**411**	**444**	317	345
Net liability as at 1 January	**317**	**345**	226	481

The defined benefit obligation present value included above for unfunded pension plans at 31 December 2009 was US$7 million (2008 US$6 million).

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	Pension plans 2009	Pension plans 2008
Equities	**38%**	35%
Bonds	**59%**	62%
Other	**3%**	3%

Included in equities is US$173 million (2008 US$nil) of Xstrata plc shares.

The overall expected rate of return on assets is determined based on the market value weighted expected return applicable to the underlying asset category.

Notes to the financial statements *continued*

36. Related parties

Name	Country of incorporation	Principal activities	% of ordinary shares held & voting rights
Principal subsidiaries			
Xstrata Coal			
Abelshore Pty Limited	Australia	Coal operations	100%
AZSA Holdings Pty Limited	Australia	Holding company	100%
Coalex Holdings Pty Limited	Australia	Coal operations	78%
Cook Resources Mining Pty Limited	Australia	Coal operations	100%
Cumnock No. 1 Colliery Pty Limited	Australia	Coal operations	100%
Enex Foydell Limited	Australia	Coal operations	100%
Enex Liddell Pty Limited	Australia	Coal operations	100%
Enex Oakbridge Pty Limited	Australia	Coal operations	100%
Enex Togara Pty Limited	Australia	Coal project	100%
Jonsha Pty Limited	Australia	Coal operations	100%
Oakbridge Pty Limited	Australia	Coal operations	78%
Oceanic Coal Australia Limited	Australia	Coal operations	100%
Ravensworth Operations Pty Limited	Australia	Coal operations	100%
Resource Pacific Pty Limited	Australia	Coal operations	77.8%
Saxonvale Coal Pty Limited	Australia	Coal operations	78%
Tahmoor Coal Pty Limited	Australia	Coal operations	100%
The Wallerawang Collieries Limited	Australia	Coal operations	74.1%
Ulan Coal Mines Limited	Australia	Coal operations	90%
Ulan Power Company Pty Limited	Australia	Feasibility projects	100%
United Collieries Pty Limited	Australia	Coal operations	95%
Xstrata Coal Pty Limited	Australia	Holding company	100%
Xstrata Coal Corporate Pty Limited	Australia	Management company	100%
Xstrata Coal Holdings Pty Limited	Australia	Holding company	100%
Xstrata Coal Investments Australia Pty Limited	Australia	Holding company	100%
Xstrata Coal Queensland Pty Limited	Australia	Coal operations	100%
Xstrata Mangoola Pty Limited	Australia	Coal Project	100%
Xstrata Rail (NSW) Pty Limited	Australia	Rail project	100%
Xstrata Newpac Pty Limited	Australia	Investment company	100%
Xstrata Coal Canada Limited	Canada	Holding company	100%
Xstrata Coal Donkin Limited	Canada	Coal project	100%
Xstrata Cerrejón Limited	Bermuda	Coal operations	100%
Xstrata Coal South America Limited	Bermuda	Holding company	100%
Coal Projects Pty Limited	Australia	Exploration company	100%
Tavistock Collieries (Pty) Limited	South Africa	Coal operations	100%
Tironimus AG	Switzerland	Holding company	100%
Xstrata Coal Marketing AG	Switzerland	Marketing & Trading	100%
Xstrata Alloys			
Xstrata South Africa (Pty) Limited	South Africa	Holding company, Coal, Chrome, Platinum & Vanadium operations	100%
Eland Platinum Holdings Limited	South Africa	Platinum operation	74%
African Carbon Union (Pty) Limited	South Africa	Char operation	74%
Char Technology (Pty) Limited	South Africa	Char operation	100%
African Fine Carbon (Pty) Limited	South Africa	Char operation	100%
African Carbon Manufacturers (Pty) Limited	South Africa	Char operation	100%
African Carbon Producers (Pty) Limited	South Africa	Char operation	100%

Name	Country of incorporation	Principal activities	% of ordinary shares held & voting rights
Xstrata Copper			
Ernest Henry Mining Pty Limited	Australia	Copper operation	100%
Minera Alumbrera Limited*	Antigua	Copper operation	50%
Mount Isa Mines Limited	Australia	Copper, Lead and Zinc operations	100%
Sagittarius Mines, Inc	Philippines	Holding company	62.5%
Xstrata South America Limited	Cayman	Holding company	100%
Xstrata Tintaya S.A.	Peru	Holding company	100%
Compania Minera Xstrata Lomas Bayas	Chile	Copper operations	100%
Xstrata Inversiones Chile Limitada	Chile	Holding company	100%
Xstrata Copper Chile S.A.	Chile	Copper smelter	100%
Xstrata Commodities Middle East DMCC††	UAE	Marketing	100%
Xstrata Holdings (Bermuda) Limited	Bermuda	Holding company	100%
Xstrata Investments Antamina Limited	Bermuda	Holding company	100%
Xstrata El Pachon Limited	Bermuda	Holding company	100%
Xstrata Recycling Inc.	USA	Copper recycling	100%
Xstrata Nickel			
Xstrata International (Investments) Limited	Bermuda	Holding company	100%
Xstrata Nickel International Limited	Barbados	Nickel feeds acquisition	100%
Falconbridge Dominicana C por A	Dom. Republic	Ferronickel operation	85%
Xstrata Nickel Marketing S.A.	Belgium	Nickel marketing	100%
Xstrata Nikkelverk Aktieselskap AS	Norway	Nickel refinery	100%
Xstrata Nickel International S.A.	Belgium	Nickel procurement agent	100%
Xstrata Nickel Australasia Pty Ltd	Australia	Nickel operation	100%
Xstrata Brasil Exploracao Mineral Ltda	Brazil	Exploration	100%
Koniambo Nickel SAS**	New Caledonia	Ferronickel Project	49%
Xstrata Zinc			
Asturiana de Zinc SA	Spain	Zinc smelter	100%
Britannia Refined Metals Limited	UK	Lead smelter	100%
McArthur River Mining Pty Limited	Australia	Zinc operations	100%
Xstrata Zinc GmbH	Germany	Zinc smelter	100%
Xstrata Technology			
Xstrata Technology Pty Limited	Australia	Technology operations	100%
MIM Process Technology South Africa (Pty) Limited	South Africa	Technology operations	100%
Other			
Xstrata (Schweiz) AG ***	Switzerland	Holding company	100%
Xstrata Capital Corporation AVV†	Aruba	Finance company	100%
Xstrata Finance (Dubai) Limited††	UAE	Finance company	100%
Xstrata Holdings Pty Limited	Australia	Holding company	100%
Xstrata Queensland Limited	Australia	Holding company	100%
Xstrata Canada Corporation	Canada	Copper, Nickel and Zinc operations	100%
Xstrata Canada Financial Corporation	Canada	Finance company	100%
Xstrata Finance (Canada) Limited	Canada	Finance company	100%
Xstrata Projects Pty Limited	Australia	Exploration	100%
Noranda Finance Limited	Canada	Finance company	100%
Noranda Finance Incorporated	USA	Finance company	100%
Xstrata Canada Incorporated	Canada	Holding company	100%
1184760 Alberta Limited	Canada	Holding company	100%
Alberta Limited	Canada	Holding company	100%

Notes to the financial statements *continued*

36. Related parties *continued*

Name	Principal place of operations/country of incorporation	Principal activities	Effective interest held
Principal joint ventures			
Xstrata Coal			
Bulga Joint Venture	Australia	Coal operations	68.25%
Cerrejón Joint Venture	Colombia	Coal operations	33.33%
Cumnock Joint Venture	Australia	Coal operations	90%
Donkin Joint Venture	Canada	Coal project	75%
Goedgevonden Joint Venture	South Africa	Coal operations	73.99%
Foybrook Joint Venture	Australia	Coal operations	67.5%
Liddell Joint Venture	Australia	Coal operations	67.5%
Macquarie Coal Joint Venture	Australia	Coal operations	80%
Newlands, Collinsville, Abbot Point Joint Venture	Australia	Coal operations	55%
Newpac Coal Joint Venture	Australia	Coal operations	70%
Oaky Creek Coal Joint Venture	Australia	Coal operations	55%
Rolleston Pentland Wandoan Joint Venture	Australia	Coal operations	75%
Togara North Joint Venture	Australia	Coal project	33.3%
Ulan Coal Mines Joint Venture	Australia	Coal operations	90%
United Joint Venture	Australia	Coal operations	95%
Xstrata Alloys			
Merafe Pooling and Sharing Venture	South Africa	Chrome operations	79.5%
Mototolo Joint Venture	South Africa	Platinum operations	37%
Ngazana Consortium Pooling and Sharing Venture	South Africa	Platinum operations	74%
Xstrata Copper			
Antamina Joint Venture	Peru	Copper & Zinc operations	33.75%
Collahuasi Joint Venture	Chile	Copper operations	44%
Xstrata Nickel			
Kabanga Joint Venture	Tanzania	Nickel project	50%
Principal associates			
Xstrata Alloys			
Lonmin plc	UK	Platinum operations	24.9%
Xstrata Coal			
ARM Coal (Pty) Limited	South Africa	Coal operations	49%
Newcastle Coal Shippers Pty Limited	Australia	Coal terminal	31%
Port Kembla Coal Terminal Limited	Australia	Coal terminal	33%
Richards Bay Coal Terminal Company Limited	South Africa	Coal terminal	20.9%
Xstrata Zinc			
Noranda Income Fund	Canada	Zinc refinery	25%

* This investment is treated as a subsidiary as the Group is entitled to 2 of the 4 Board positions of Minera Alumbrera Limited, including the Chairman as it is the manager of the copper operation. The Chairman has the casting vote where any vote is split equally between the 4 board positions, however, in a limited number of situations the vote must be unanimous, including transactions with related parties.

** The Group has de facto control of Koniambo Nickel SAS as a result of its industry expertise and the ability to control the operating and financing decisions of the Joint Venture.

*** Directly held by the parent company.

† 40% held by the parent company.

†† 90% held by the parent company.

The Group comprises a large number of companies and it is not practical to include all of these in the above list. All entities operate mainly in the country of incorporation and these interests are held indirectly by the parent company unless otherwise indicated.

During the year, the Group entered into the following transactions, in the ordinary course of business, with related parties:

US$m	Glencore*		Joint venture entities		Associates	
	2009	2008	**2009**	2008	**2009**	2008
Sales**	**7,688**	9,282	**–**	–	**407**	436
Purchases	**537**	809	**541**	334	**–**	–
Treatment and refining charges	**344**	218	**–**	–	**165**	201
Treatment and refining revenue	**7**	1	**–**	–	**–**	–
Agency and other charges	**66**	99	**–**	–	**10**	11
Interest and other revenue	**–**	–	**3**	6	**–**	3
Call option premium (refer to notes 10 and 24)	**208**	–	**–**	–	**–**	–
Earnings from other financial assets (refer to notes 10 and 24)	**146**	–	**–**	–	**–**	–
Amounts payable	**80**	147	**531**	125	**20**	1
Amounts receivable	**622**	247	**–**	–	**72**	23
Other financial assets (refer to note 24)	**2,424**	–	**–**	–	**–**	–

* Includes share of joint ventures.
** No provision for doubtful debts has been raised in respect of transactions with related parties.

Included in the transactions with Glencore International AG (Glencore) are US$1,329 million (2008 US$1,136 million) of back-to-back sales whereby the title to the goods has passed to Glencore but they are then on-sold to customers at the same sales price that the Group received.

Amounts payable and receivable, are included in Trade and other receivables (refer to note 19) and in Trade and other payables (refer to note 27), are unsecured and will be settled in cash.

Glencore International AG – substantial shareholder

As at 31 December 2009, Glencore owned 34.4% (2008: 34.4%) of the issued share capital of the Company representing 1,010,403,999 ordinary shares (2008: 336,801,333 ordinary shares).

Chrome

Xstrata Alloys entered into a ferrochrome marketing agreement with Glencore on 21 April 1995, appointing Glencore as its exclusive world-wide marketing agent for the sale of Xstrata Alloys entire production of ferrochrome other than ferrochrome sold into the US, Canada and certain Asian countries. The agreement continues for as long as Xstrata Alloys produces ferrochrome. Glencore is obliged to use its best endeavours to arrange sales at prevailing market rates subject to initial agreement and approval by Xstrata Alloys prior to effecting the sale. Glencore assists Xstrata Alloys in negotiating sales contracts with third parties. Glencore is entitled to receive an agency fee of 3.5% on FOB sales revenues and an additional fee of 0.75% on FOB sales revenues for assuming the risk of non-payment by customers on this material. Glencore assumes 60% of the risk of non-payment by customers in relation to ferrochrome sales.

If at any time Xstrata Alloys notifies Glencore that it is able to find purchasers for its production at prices higher than those generally obtainable by Glencore, Xstrata Alloys may, unless Glencore is able to obtain similar prices, sell its products in the market. Glencore is nevertheless entitled to an agency fee of 3.5% of FOB sales revenue in respect of such sales. Glencore is also entitled to receive a US$50,000 monthly fee in connection with market analysis and certain administrative tasks it performs for Xstrata Alloys.

Ferrochrome sold into the US and Canada is distributed by Glencore Ltd and Glencore Canada Inc respectively, under two distribution agreements. These agreements continue indefinitely, with both parties having the right to terminate the agreement at 12 months' notice. The percentage of distribution fees payable by the Group in respect of ferrochrome sold under the distribution agreement is substantially the same as the commission paid in respect of ferrochrome sold under the marketing agreement.

Mitsui & Co. Ltd is the appointed distributing agent for ferrochrome sales into China, Japan and South Korea up to a maximum of 105,000 tonnes per annum. A change in distributing agent for sales into these countries must be done with the consent of Glencore.

Vanadium

In December 1997, the Group, entered into a 20-year marketing agreement with Glencore in respect of Rhovan's and Vantech's (closed in 2004) entire production of vanadium other than vanadium sold into the US and Canada.

Glencore is obliged to use its best endeavours to arrange sales of vanadium pentoxide and ferrovanadium to customers at prevailing market rates subject to initial agreement and approval by Xstrata Alloys prior to affecting the sale. Xstrata Alloys is obliged to pay to Glencore an agency fee of 3.5% on FOB sales revenues and an additional fee of 1.5% on FOB sales revenues for assuming the risk of non-payment by customers on this material. Glencore assumes 100% of the risk of non-payment by customers in relation to vanadium sales.

If at any time Xstrata Alloys notifies Glencore that it is able to find purchasers for its production at prices higher than those generally obtainable by Glencore, Xstrata Alloys may, unless Glencore is able to obtain similar prices, sell its products in the market. Glencore is nevertheless entitled to the 3.5% agency fees described above in respect of such sales.

36. Related parties *continued*

Vanadium pentoxide and ferrovanadium sold into the US and Canada is distributed by Glencore Ltd and Glencore Canada Inc respectively, under two distribution agreements. The distribution agreements have the same term as the marketing agreement and consequently, the percentage of distribution fees payable by the Group in respect of vanadium pentoxide and ferrovanadium is substantially the same as the commission paid in respect of vanadium pentoxide and ferrovanadium sold under the marketing agreement.

Coal

In 2002, the Group entered into a 20-year market advisory agreement with Glencore with fee reviews at the end of every fifth year of the agreement. Pursuant to this agreement, Glencore acts as the Group's market advisor with respect to its export production of coal (other than for Xstrata Coal's share of production from the Cerrejón thermal coal operation in Colombia). The fee payable to Glencore is US$0.50 per attributable tonne of coal exported by the Group from Australia or South Africa. The first 5 year fee review has not yet been finalised and both parties are currently operating under the original terms of the agreement.

In 2009, the Group entered into market standard forward commodity price derivatives for 4,455,000 tonnes (2008: 1,965,000 tonnes) with Glencore as counterparty. During the year ended 31 December 2009, 3,180,000 tonnes at an average FOB price of US$71.78 per tonne were delivered (2008: 105,000 tonnes at an average FOB price of US$64.59 per tonne). At 31 December 2009, 3,195,000 tonnes (2008: 1,920,000 tonnes) were contracted with Glencore for delivery in 2010. These derivatives are on arm's length terms and conditions and are included within derivative financial assets and liabilities (refer to notes 23, 30 and 37).

During the year ended 31 December 2009, 2,550 tonnes were borrowed from Glencore (2008: 142,414 tonnes) and 2,550 tonnes were transferred back to Glencore (2008: 342,620 tonnes) with nil tonnes owed to Glencore at 31 December 2009 (2008 nil tonnes) on arm's length terms and conditions.

In 2006, the Group entered into a three-year fuel supply agreement with Glencore to supply diesel fuels to coal mines in New South Wales and Queensland. Under this supply agreement US$113 million (2008 US$116 million) worth of fuel was delivered during the year ended 31 December 2009. The supply agreement is on arm's length terms and prices change monthly according to the world market price per barrel (US$/BBL). The contract was due to expire in March 2009, however it has been extended until March 2010 under the same terms. Xstrata Coal has put forward a global fuel tender, however, negotiations are still ongoing and no contract has yet been entered into.

In 2005 Cerrejón entered into a five-year fuel supply agreement which expires in February 2010 with Glencore to supply diesel fuels. The Group's share of the fuel purchases for the year ended 31 December 2009 was US$44 million (2008 US$92 million). The supply agreement is on arms length terms and prices change for each shipment according to the world market price per barrel (US$/BBL). Xstrata Coal South America has also put forward a global tender, however, no contracts have yet been signed.

All coal purchases and sales with Glencore are on arm's length terms and conditions.

Refer to note 24 for details of the Group's acquisition of the Prodeco coal assets from Glencore.

Copper

Xstrata Copper has entered into a service agreement with Glencore for a three-year period effective from 1 January 2007 and 'evergreen' thereafter with a 12-month cancellation notice for the supply of advice, support and assistance with regard to its marketing and operational hedging activities.

Copper cathode sales agreements were entered into between Xstrata Copper Canada/Xstrata Copper North Chile/Xstrata Commodities Middle East and Glencore for the period 1 January to 31 December 2009. All sales are based on either spot or benchmark terms in accordance with prevailing market conditions.

Xstrata Copper (Minera Alumbrera Limited) has entered into a five-year frame contract with Glencore on an 'evergreen' basis. The sales terms for the copper concentrate are negotiated annually on arm's length terms and conditions. Minera Alumbrera Limited on occasions sells concentrate to Glencore at prevailing spot market prices.

A copper precipitate purchase agreement was entered into between Xstrata Copper Canada and Glencore for the period 1 January to 31 December 2009, at prevailing market terms.

Copper concentrate purchase agreements were entered into between Xstrata Copper North Chile and Glencore for a four-year frame contract commencing 1 January 2007. All purchases are based on benchmark terms in accordance with prevailing market conditions.

Copper concentrate sales agreements were entered into between Xstrata Copper Tintaya and Glencore for the period 1 January to 31 December 2009. All sales are based on either spot or benchmark terms in accordance with prevailing market conditions.

A copper concentrate sales agreement was entered into between Xstrata Commodities Middle East and Glencore for a three-year frame contract starting 1 January 2007 at benchmark terms. Xstrata Commodities Middle East also sells concentrate to Glencore based on a spot basis on occasions throughout the year at prevailing market terms.

Copper concentrate purchase agreements were entered into between Xstrata Commodities Middle East and Glencore for the period 1 January to 31 December 2009 at prevailing market terms. Xstrata Copper North Queensland has entered into a sales agreement with Glencore for copper concentrate for a three-year period effective from 1 June 2008 and 'evergreen' thereafter. This agreement consists of an annual benchmark and spot component.

A copper anode purchase agreement was entered into between Xstrata Commodities Middle East and Glencore on a spot basis during the year.

A molybdenum concentrate spot sales contract was entered into between Mineral Alumbrera Limited and Glencore in 2009 at market related terms.

All sales transactions with Glencore are on arm's length terms and conditions.

Nickel

Xstrata Nickel has entered into a purchase agreement with Glencore for up to 250 wmt per month of copper cobalt white alloy raw material feed to the Nikkelverk refinery in Norway, effective from 1 July 2009. The contract includes both a metal purchase and a metal return component for copper and cobalt, respectively. The term of the contract is to the end of 2011, continuing indefinitely thereafter unless terminated by either party with six months notice given not earlier than 1 July 2011. Pricing terms are based on prevailing market rates. Treatment, refining and penalty deductions were negotiated on arm's length terms and conditions. This contract replaces white alloy agreements entered into in 2004 that were due to expire at the end of 2009. Other short-term or one-time feed purchase agreements were entered into with Glencore, with pricing terms based on prevailing market rates. During 2009, Xstrata Nickel purchased from Glencore 287 tonnes of nickel, 563 tonnes of copper, and 250 tonnes of cobalt (2008: 1 tonne, 74 tonnes, 44 tonnes, respectively). In addition, during 2009, Xstrata Nickel returned to Glencore 297 tonnes of cobalt (2008: 35 tonnes).

In March 2007, Xstrata Nickel entered into sole distributorship agreements with Glencore, for its nickel, cobalt and ferronickel production. These agreements continue until 31 December 2012 and are automatically renewed for successive three year periods unless terminated by either party with not less than 12 months notice prior to the end of the original term or any renewal terms, or unless Xstrata Nickel permanently ceases production of these metals. Xstrata Nickel, at its sole discretion, may cease, suspend or reduce production at any time. Glencore is obliged to distribute the products with all due care and diligence and shall cultivate and maintain good relations with purchasers and potential purchasers in accordance with sound commercial principles and taking into account Xstrata Nickel's business principles. All sales terms and conditions are set on an arm's length basis. For nickel and cobalt sales, the price basis is the month following the month of delivery. For ferronickel sales, the price basis is the quotational period provided for in customer contracts. Accordingly, provisionally priced nickel, cobalt and ferronickel revenues are subject to final price adjustments due to future price changes. During 2009, Xstrata Nickel sold to Glencore 88,457 tonnes of nickel (2008: 89,567 tonnes), 3,066 tonnes of cobalt (2008: 3,137 tonnes) and 236 tonnes of ferronickel (2008: 19,847 tonnes). In addition, Glencore prepays monthly to Xstrata Nickel in two equal instalments 100% of the value of the month's planned production. The prepayment balance as at 31 December 2009 amounted to US$49 million (2008 US$54 million).

Xstrata Nickel sells refined copper to Glencore on arm's length terms and conditions under spot arrangements, which are based on prevailing market rates. During 2009, Xstrata Nickel sold to Glencore 1,547 tonnes of copper (2008 nil tonnes).

Zinc

On 1 January 2007, Xstrata Zinc renewed a service agreement for a period of 3 years with Glencore (the Xstrata Zinc Service Agreement), under the terms of which Glencore provides advice and assistance with respect to pricing and structural issues regarding hedging and the optimisation of internal flows of raw materials. The fees to be paid by Asturiana under the Asturiana Service Agreement are US$2 million per annum.

In 2009, Xstrata Zinc (San Juan de Nieva and Nordenham) agreed to supply Glencore with 315,000 tonnes (2008: 210,000 tonnes) of SHG zinc slabs or CGG ingots based on market FOB/CPT prices plus the respective market premium.

In 2009 Xstrata Zinc (McArthur River) supplied Glencore with 313,600 wmt of zinc concentrate (2008: 313,600 wmt). Xstrata Zinc has an agreement to supply 281,600 wmt each year on an 'evergreen' basis. Treatment charges are negotiated annually on arm's length terms and conditions. Further to the aforementioned agreement, an additional 25,000 wmt of McArthur River zinc concentrates were sold to Glencore on a spot basis.

In 2009 Xstrata Zinc (Mt Isa) had three agreements with Glencore for the supply of zinc concentrate. The two agreements are 'evergreen' in nature. The first agreement is to supply 90,000 wmt per annum. The second agreement is to supply up to 330,000 wmt per annum for the purpose of swapping Mt Isa concentrate in exchange for the same volume to be delivered to Xstrata's European smelters at equivalent terms. Treatment charges are negotiated annually on arm's length terms and conditions. Further to the aforementioned two agreements, an additional 100,000 wmt of Mt Isa concentrates were sold to Glencore on a spot basis.

During 2009, Xstrata Zinc Canada has made agreements to supply Glencore with approximately 77,700 tonnes of SHG zinc. Of this approximately 63,700 tonnes were SHG zinc slabs, and the balance SHG zinc jumbos. Furthermore, during 2009 Xstrata Zinc Canada made agreements to supply Glencore with approximately 33,000 tonnes of corroding grade lead metal. All agreements are based on market delivery duty paid plus the respective market premium.

During 2009, Xstrata Zinc Canada arranged the sale to Glencore of approximately 380,000 dry metric tonnes of zinc and bulk concentrates from various sources, as well as the purchase from Glencore of approximately 15,000 dry metric tonnes of lead concentrate, at terms prevailing in the market.

All purchase and sales transactions with Glencore are on arm's length terms and conditions.

36. Related parties *continued*

Technology

In 2006, Xstrata Technology was contracted to install a copper ISASMELT furnace, a lead ISASMELT furnace and an IsaProcess copper refinery at Kazzinc, a Glencore subsidiary for US$99 million. The project commenced in May 2006 and will be commissioned in 2010. This transaction with Kazzinc is on arm's length terms and conditions.

Associates

Platinum

The Group acquired 24.9% of Lonmin PLC shares on 6 Oct 2008 and equity accounts this investment as an associate. During 2009, a net impairment of US$241 million (2008 US$34 million) was taken on this investment directly to the income statement.

Coal

Xstrata Coal has a number of investments in export coal terminals allowing it to export coal into overseas markets.

Xstrata Coal South Africa holds a 20.9% (2008: 20.9%) interest in Richards Bay Coal Terminal Company Ltd (RBCT), a company that operates the coal terminal in Richards Bay, South Africa. Xstrata Coal South Africa reimburses RBCT for its share of operating and capital expenditure.

Xstrata Coal Australia has a 33% (2008: 35.6%) interest in Port Kembla Coal Terminal Limited and a 31% (2008: 31%) interest in Newcastle Coal Shippers Pty Limited. Xstrata Coal Australia reimburses these coal terminals for its share of coal loading and handling charges.

Zinc

The Group has a 25% economic and voting interest in the Noranda Income Fund (NIF), which owns a zinc refinery in Salaberry-de-Valleyfield, Quebec. The Group's interest in the NIF are held as ordinary units of the partnership, which are subordinate to the priority units in respect of cash distributions in any month until 3 May 2017. In addition, the Group has entered into a supply and processing agreement that continues until 2 May 2017 and is obligated to sell to the NIF up to 550,000 tonnes of zinc concentrate per year. The NIF pays the Group a concentrate price, based on the price of zinc metal on the London Metal Exchange, for the payable zinc metal contained in the concentrate less a processing fee of US$0.33311 per pound (2008 US$0.35205 per pound) of such payable zinc metal at 31 December 2009.

Joint venture entities

Coal

Xstrata Coal has a 33 ⅓% interest in the Cerrejón thermal coal operation in Colombia. All purchase terms and conditions are set on an arm's length basis.

Copper

Xstrata Copper has a 44% interest in the Collahuasi joint venture in Chile. The Collahuasi joint venture has fixed term contracts for the sale of copper concentrate to Xstrata Copper for 160,000 dmt per year expiring in 2009 and for 120,000 dmt per year expiring in 2014. The treatment and refining charges are based on benchmark terms in accordance with the prevailing market. In addition, Xstrata Copper, via its 44% equity share in Collahuasi, purchases 44% of the uncommitted copper concentrates production in each calendar year. These tonnes are purchased from Collahuasi in line with prevailing benchmark terms.

Xstrata Copper has a 33.75% interest in the Antamina joint venture in Peru. The Antamina joint venture has fixed term contracts for the sale of copper concentrate to Xstrata Copper for 170,000 dmt per year expiring in 2013. The treatment and refining charges are based on benchmark terms in accordance with the prevailing market. In addition, Xstrata Copper, via its 33.75% equity share in Antamina, purchases 37.5% of the uncommitted copper concentrates production in each calendar year. These tonnes are purchased from Antamina in line with prevailing benchmark terms.

All other purchases between the joint venture entities and the Group are set on an arm's length basis based on either spot or benchmark terms in accordance with prevailing market conditions.

Remuneration of key management personnel of the Group

US$m	**2009**	2008
Wages and salaries*	**31**	10
Pension and other post-retirement benefit costs*	**6**	7
Share-based compensation plans**	**249**	(48)
	286	(31)

* Includes amounts paid to Directors disclosed in the Directors' Remuneration Report on pages 124 to 127.
** Amounts are based on the income statement expense/(credit) for the year calculated in accordance with IFRS 2.

Directors' loans

An interest free short-term loan of US$3 million was provided to the Chief Executive in accordance with the Group's policy to cover periods where employees of the Group are exposed to overlapping periods of double taxation due to the requirement of working in multiple jurisdictions. The terms of the loan agreement require repayment of the loan amount on realisation of the foreign taxation credit claimed.

37. Financial instruments

Principles of risk management

The main risks arising from the Group's financial instruments are credit risk, interest rate risk, liquidity risk, foreign currency risk and commodity price risk. These risks arise from exposures that occur in the normal course of business and are managed by the Treasury Committee, which operates as a sub-committee of the Executive Committee. The responsibilities of the Treasury Committee include the recommendation of policies to manage financial instrument risks. These recommendations are reviewed and approved by the Board of Directors and implemented by the Group's Treasury Department.

The overall objective of the Treasury Committee is to effectively manage credit risk, liquidity risk and other market risks in accordance with the Group's strategy. Other responsibilities of the Treasury Committee include management of the Group's cash resources and debt funding programmes, approval of counter-parties and relevant transaction limits and the monitoring of all significant treasury activities undertaken by the Group. The Group uses both conventional financial instruments and derivative financial instruments to manage these risks.

The Group's Treasury Department prepares monthly treasury reports which monitor all significant treasury activities undertaken by Group companies. The report also benchmarks significant treasury activities and monitors key banking loan covenants to ensure continued compliance. The Treasury Committee and Executive Committee review these reports to monitor the financial instrument risks of the Group and to ensure compliance with established Group policies and procedures.

The Group's significant financial instruments, other than derivatives, comprise bank loans and overdrafts, convertible borrowings, capital market notes, finance leases, hire purchase contracts, cash and short-term deposits. The main purpose of these financial instruments is to finance the Group's acquisitions and ongoing operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

Derivative transactions are entered into solely to hedge risks and hedge accounting under IAS 39 is only applied when certain criteria have been met. Market fluctuations in derivative financial instruments designated as hedges are used to offset the fluctuations in the underlying exposure. The Group does not hold derivatives for trading or speculative purposes. The Group's accounting policies in relation to derivatives are set out in note 6.

Credit risk

Exposure to credit risk arises as a result of transactions in the Group's ordinary course of business and is applicable to all financial assets. Investments in cash, short-term deposits and similar assets are with approved counter party banks and other financial institutions. Counter-parties are assessed both prior to, during, and after the conclusion of transactions to ensure exposure to credit risk is limited to an acceptable level. The Group's major exposure to credit risk is in respect of trade receivables. Given the geographical industry spread of the Group's ultimate customers and the solvency of major trade debtors, credit risk is believed to be limited.

			Past the due date but not impaired				
US$m	Neither impaired nor past the due date	Less than 30 days	Between 30 and 90 days	Between 91 and 180 days	Between 181 and 365 days	More than 1 year	Total
Trade debtors:							
2009	2,607	144	49	42	14	–	2,856
2008	1,039	147	125	87	7	–	1,405

The credit quality of the Group's significant customers is monitored on an ongoing basis by the Credit Department. Receivables that are neither past due nor impaired are considered of high credit quality.

There were no material impairments of trade debtors as at 31 December 2009 or 2008. The solvency of the debtor and their ability to repay the receivables were considered in assessing the impairment of such assets. No collateral is held in respect of impaired assets or assets that are past due but not impaired.

Details of guarantees material to the Group are outlined in note 34.

Where concentrations of credit risk exist, management closely monitors the receivable and ensures appropriate controls are in place to ensure recovery. A portion of the Group's revenues are generated from sales to Glencore, a related party. These sales are governed by various sales, marketing and distribution agreements as outlined in note 36. In general, Glencore act as a sales and marketing agent, on-selling purchases from the Group to a wide variety of purchasers. As these agreements have been in place for a number of years and the Group has not been exposed to significant unrecoverable amounts, the Group does not believe these arrangements expose it to unacceptable credit risks. Credit risk is minimal and not concentrated for other financial assets.

The maximum exposure to credit risk is limited to the total carrying value of financial assets on the balance sheet as at the reporting date, being an amount of US$9,020 million (2008 US$4,373 million). The Group does not have netting agreements with any debtors.

37. Financial instruments *continued*

Liquidity risk

Liquidity risk is the risk that the Group may not be able to settle or meet its obligations on time or at a reasonable price. The Group's Treasury Department is responsible for management of liquidity risk, including funding, settlements, related processes and policies. The Group manages its liquidity risk on a consolidated basis utilising various sources of finance to maintain flexibility while ensuring access to cost-effective funds when required. The operational, tax, capital and regulatory requirements and obligations of the Group are considered in the management of liquidity risk. In addition, management utilise both short- and long-term cash flow forecasts and other consolidated financial information to manage liquidity risk.

The Group's Treasury Department monitors the Group's long-term credit ratings from major ratings agencies including Standard & Poor's and Moody's when assessing the ongoing credit worthiness of the Group. At 31 December 2009, the Group had long-term credit ratings of BBB (negative outlook) from Standard & Poor's (2008 BBB (negative outlook)) and Baa2 (negative outlook) from Moody's (2008 Baa2 (negative outlook)) and A (low) from DBRS (2008 A (low)). The ratings agencies consider a number of qualitative measurements when assessing the credit-worthiness of a company. These include an assessment of the quality of assets and management, attitudes to risk, industry type and the performance of a company in relation to its peers. They also examine a number of financial ratios such as leverage, debt to operating cash flow, interest coverage, total liabilities to total assets and return on invested capital. The Group's Treasury Department continuously monitors the Group's performance relative to these ratios as a guide to the ongoing credit-worthiness of the Group.

The Group has various borrowing facilities available to it. This ensures flexibility to minimise liquidity risk and ensure the ongoing solvency of the Group. The undrawn committed facilities available at 31 December 2009 in respect of which all conditions precedent had been met at that date are as follows:

Available undrawn borrowing facilities and maturity:

US$m	**2009**	2008
Expiring in:		
Less than 1 year	**55**	280
Between 2 to 3 years	**6,299**	–
Between 3 to 4 years	**–**	2,647
	6,354	2,927

The following tables show the Group's contractually agreed undiscounted forecast cash flows from interest payments and the repayments of financial liabilities, including derivative financial liabilities.

US$m	**Due within 1 year**	**Due between 1-2 years**	**Due between 2-3 years**	**Due between 3-4 years**	**Due between 4-5 years**	**Due after 5 years**	**Total**
At 31 December 2009							
Non-derivative financial liabilities:							
Interest-bearing loans and borrowings	**206**	**2,375**	**5,441**	**21**	**17**	**5,398**	**13,458**
Convertible borrowings	**–**	**–**	**–**	**–**	**–**	**335**	**335**
Interest payments on loans and borrowings	**757**	**707**	**546**	**351**	**337**	**1,934**	**4,632**
Other non-interest-bearing liabilities	**3,697**	**–**	**–**	**–**	**–**	**570**	**4,267**
Derivative financial liabilities:							
Derivatives contracts – net payments	**52**	**235**	**54**	**–**	**–**	**216**	**557**

US$m	Due within 1 year	Due between 1-2 years	Due between 2-3 years	Due between 3-4 years	Due between 4-5 years	Due after 5 years	Total
At 31 December 2008							
Non-derivative financial liabilities:							
Interest-bearing loans and borrowings	794	69	4,169	6,747	4	5,348	17,131
Convertible borrowings	–	–	–	–	–	331	331
Interest payments on loans and borrowings	975	946	928	493	334	2,098	5,774
Other non-interest-bearing liabilities	3,233	–	–	–	–	712	3,945
Derivative financial liabilities:							
Derivatives contracts – net payments	202	–	213	24	–	332	771

All instruments held at 31 December 2009 and 31 December 2008 and for which payments were already contractually agreed are included. Amounts in foreign currency are each translated at the closing rate at the reporting date. The variable interest payments arising from the financial instruments were calculated using interest rates as at reporting date. Financial liabilities that can be repaid at any time are always assigned to the earliest possible time period. Future forecast transactions or transactions subsequent to year end are not included.

Market risk analysis

IFRS 7 requires sensitivity analyses that show the effects of hypothetical changes of relevant market risk variables on the Group's profit and shareholders' equity. The periodic effects are determined by relating the hypothetical changes in the risk variables to the balance of financial instruments at the reporting date. The Group's primary market exposures are to interest rate risk, foreign currency risk and commodity price risk.

Interest rate risk

The Group is exposed to interest rate risk primarily as a result of exposures to movements in the LIBOR. It is the Group's preference to borrow and invest at floating rates of interest, notwithstanding that some borrowings are at fixed rates. In addition, a limited amount of fixed rate hedging may be undertaken during periods where the Group's exposure to movements in short-term interest rates is more significant. In keeping with the Group's preference to borrow at floating rates of interest, the following interest rate swap contracts were outstanding at 31 December 2009 and 2008

US$m	**Principal amount 2009**	**Average rate % 2009**	**Fair value 2009**	Principal amount 2008	Average rate % 2008	Fair value 2008
At fair value:						
Interest rate swap from US$ fixed rates:						
Maturing between 1 to 2 years*	**2,255**	**2.01**	**137**	–	–	–
Maturing between 2 to 3 years*	**925**	**1.75**	**90**	2,224	2.80	147
Maturing between 3 to 4 years*	**–**	**–**	**–**	925	3.04	85
Maturing greater than 5 years*	**4,099**	**2.42**	**380**	4,099	3.66	495
Interest rate swap to US$ fixed rates:						
Maturing between 2 to 3 years	**100**	**4.54**	**(7)**	100	4.54	(8)
	7,379	**2.24**	**600**	7,348	3.33	719

* Relates to the Unsecured notes and Senior debentures (refer to note 28).

37. Financial instruments *continued*

The interest rate risk profile of the Group as at 31 December 2009 was as follows:

US$m	Falling due within 1 year	Falling due between 1-2 years	Falling due between 2-3 years	Falling due between 3-4 years	Falling due between 4-5 years	Falling due more than 5 years	2009
Fixed rate by balance sheet category							
Cash and cash equivalents	262	–	–	–	–	–	262
Capital market notes*	(14)	(2,293)	(1,360)	–	–	(5,271)	(8,938)
Non-controlling interest loans	–	–	(81)	–	–	–	(81)
Convertible borrowings	–	–	–	–	–	(335)	(335)
Finance leases/hire purchase contracts	(28)	(29)	(2)	(2)	(2)	(27)	(90)
Other loans	–	–	–	–	–	(106)	(106)
	220	(2,322)	(1,443)	(2)	(2)	(5,739)	(9,288)
Fixed rate by currency:							
AUD	(1)	(27)	–	–	–	(101)	(129)
CAD	–	(1)	(1)	(1)	(1)	(16)	(20)
CLP	12	–	–	–	–	–	12
EUR	–	(1,133)	(782)	–	–	(1,729)	(3,644)
GBP	10	–	–	–	–	(845)	(835)
US$	200	(1,161)	(660)	(1)	(1)	(3,038)	(4,661)
ZAR	(1)	–	–	–	–	(10)	(11)
	220	(2,322)	(1,443)	(2)	(2)	(5,739)	(9,288)
Floating rate by balance sheet category:							
Cash and cash equivalents	869	–	–	–	–	–	869
Capital market notes	(82)	–	–	–	–	–	(82)
Syndicated bank loans – unsecured	–	–	(3,840)	–	–	–	(3,840)
Bank loans – other unsecured	(47)	(35)	(139)	–	–	–	(221)
Bank overdrafts	(11)	–	–	–	–	–	(11)
Non-controlling interest loans	(5)	–	–	–	–	–	(5)
	724	(35)	(3,979)	–	–	–	(3,290)
Floating rate by currency:							
AUD	168	–	–	–	–	–	168
ARS	16	–	–	–	–	–	16
CAD	6	–	–	–	–	–	6
CLP	17	–	–	–	–	–	17
EUR	21	–	–	–	–	–	21
GBP	1	–	–	–	–	–	1
NOK	2	–	–	–	–	–	2
US$	424	(34)	(3,979)	–	–	–	(3,589)
ZAR	65	(1)	–	–	–	–	64
Other	4	–	–	–	–	–	4
	724	(35)	(3,979)	–	–	–	(3,290)

* These borrowings are subject to interest rate swaps.

The interest rate risk profile of the Group as at 31 December 2008 was as follows:

US$m	Falling due within 1 year	Falling due between 1-2 years	Falling due between 2-3 years	Falling due between 3-4 years	Falling due between 4-5 years	Falling due more than 5 years	2008
Fixed rate by balance sheet category							
Cash and cash equivalents	222	–	–	–	–	–	222
Capital market notes*	(14)	(14)	(2,305)	(1,342)	–	(5,253)	(8,928)
Non-controlling interest loans	–	–	–	(81)	–	–	(81)
Convertible borrowings	–	–	–	–	–	(331)	(331)
Finance leases/hire purchase contracts	(26)	(14)	(29)	(2)	(3)	(36)	(110)
Preference shares	(64)	–	–	–	–	–	(64)
Other loans	–	–	–	–	–	(58)	(58)
	118	(28)	(2,334)	(1,425)	(3)	(5,678)	(9,350)
Fixed rate by currency:							
AUD	(9)	(9)	(26)	(1)	(1)	(75)	(121)
CAD	(65)	–	(1)	(1)	(1)	(4)	(72)
EUR	–	–	(1,096)	(755)	–	(1,656)	(3,507)
US$	192	(18)	(1,210)	(668)	(1)	(3,161)	(4,866)
GBP	–	–	–	–	–	(774)	(774)
ZAR	–	(1)	(1)	–	–	(8)	(10)
	118	(28)	(2,334)	(1,425)	(3)	(5,678)	(9,350)
Floating rate by balance sheet category:							
Cash and cash equivalents	885	–	–	–	–	–	885
Capital market notes	(579)	–	–	–	–	–	(579)
Syndicated bank loans – unsecured	–	–	(1,791)	(5,182)	–	–	(6,973)
Bank loans – other unsecured	(83)	(41)	(42)	(139)	–	–	(305)
Bank overdrafts	(11)	–	–	–	–	–	(11)
Non-controlling interest loans	(17)	–	–	–	–	–	(17)
	195	(41)	(1,833)	(5,321)	–	–	(7,000)
Floating rate by currency:							
AUD	32	–	–	–	–	–	32
CAD	(12)	–	–	–	–	–	(12)
EUR	13	–	–	–	–	–	13
US$	89	(41)	(1,833)	(5,321)	–	–	(7,106)
ZAR	46	–	–	–	–	–	46
GBP	3	–	–	–	–	–	3
PEN	1	–	–	–	–	–	1
CLP	11	–	–	–	–	–	11
NOK	8	–	–	–	–	–	8
JPY	1	–	–	–	–	–	1
Other	3	–	–	–	–	–	3
	195	(41)	(1,833)	(5,321)	–	–	(7,000)

* These borrowings are subject to interest rate swaps.

The interest charged on floating rate financial liabilities is based on the relevant national inter-bank rates and re-priced at least annually. Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument. The other financial instruments of the Group that are not included in the above tables are non-interest-bearing and are therefore not subject to interest rate risk.

FRS 7 requires interest rate sensitivity analysis that shows the effects of changes in market interest rates on the income statement and, if appropriate, shareholders' equity. The interest rate sensitivity analyses are based on the following assumptions:

- For non-derivative financial instruments with fixed interest rate terms, a change in market interest rates only affects income if these are measured at their fair value. Consequently, all non-derivative financial instruments with fixed interest rate terms that are carried at amortised cost are excluded from this analysis (with the exception of those subject to a fixed to floating rate swap – refer below);
- Items subject to an effective fixed to floating interest rate swap hedge are assumed to be floating instruments for the purpose of this analysis;
- For floating rate instruments, income statement impacts assume adjustments to interest income and expense for a 12-month period;
- The Group does not have significant cash flow hedges related to interest rate risk. As such, movements that would occur in equity as a result of a hypothetical change in interest rates at reporting date have been excluded from this analysis;

37. Financial instruments *continued*

Changes in the carrying value of derivative financial instruments designated as fair value hedges are assumed to be fully effective with no impact on the income statement or equity;

Changes in the carrying value of derivative financial instruments not in hedging relationships are assumed to impact the income statement;

The Group does not have material exposure to interest rate risk from available-for-sale financial instruments. As such, these financial instruments have been excluded from this analysis;

The balance of interest-bearing financial instruments at reporting date is representative of the balance for the year as a whole and hypothetical interest rate movements are deemed to apply for the entire reporting period; and

The impact of interest rate movements on the carrying value of pension obligations has been excluded.

If the market interest rates had been 100 basis points higher (lower) at 31 December 2009 income would have been US$106 million (2008 US$140 million) lower (higher). There would be no material effect on equity reserves other than those relating directly to movements in the income statement.

Foreign currency risk
Owing to the Group's significant operations in Australia, North America, South America, South Africa and Europe, the balance sheet and results can be affected significantly by movements in exchange rates. The long-term relationship between commodity prices and the currencies of most of the countries where the Group operates provides a degree of natural protection however in the short-term it can be quite volatile. The presentation currency of the Group is the US$.

Foreign currency hedges

Group subsidiaries located in Australia and Canada have entered into AUD/US$ and CAD/US$ exchange contracts to hedge a portion of their US$ denominated revenue and third-party loans. The Group also enters into forward contracts to hedge specific one-off foreign currency transactions. The open foreign currency exchange contracts as at 31 December 2009 are as follows:

Classified as cash flow hedges**:

US$m	Contract amount 2009	Average forward rate 2009	Fair value 2009	Contract amount 2008	Average forward rate 2008	Fair value 2008
Forward contracts – sell US$/buy AUD:						
Maturing in less than 1 year	**1,250**	**0.8250**	**100**	123	0.7351	(2)
	1,250	**0.8250**	**100**	123	0.7351	(2)
Forward contracts – sell US$/buy EUR:						
Maturing between 1 to 2 years*	**1,174**	**1.5650**	**(100)**	–	–	–
Maturing between 2 to 3 years*	**675**	**1.3500**	**41**	1,174	1.5650	(126)
Maturing between 3 to 4 years	**–**	**–**	**–**	675	1.3500	24
Maturing after 5 years*	**1,614**	**1.4673**	**(39)**	1,614	1.4673	(78)
	3,463	**1.4776**	**(98)**	3,463	1.4776	(180)
Forward contracts – sell US$/buy GBP:						
Maturing after 5 years*	**985**	**1.9700**	**(176)**	985	1.9700	(255)
	985	**1.9700**	**(176)**	985	1.9700	(255)
Forward contracts – sell US$/buy ZAR:						
Maturing in less than 1 year	**543**	**8.1681**	**44**	–	–	–
Maturing between 1 to 2 years	**20**	**8.5978**	**2**	–	–	–
	563	**8.1834**	**46**	–	–	–

* Relates to the Unsecured notes (refer to note 28).
** The timing of hedged cash flows is expected to coincide with the maturities of the hedging instruments to which they relate.

An Australian subsidiary has designated its US$ denominated capital market notes as a fair value hedge of an investment in a US$ denominated South American operation (refer to note 28). The hedge is being used to reduce exposure to foreign currency risk.

Classified as other derivatives:

US$m	Contract amount 2009	Average forward rate 2009	Fair value 2009	Contract amount 2008	Average forward rate 2008	Fair value 2008
Forward contracts – sell CAD/buy US$:						
Maturing between 1 to 2 years	**300**	**1.5350**	**(135)**	–	–	–
Maturing between 2 to 3 years	–	–	–	300	1.5350	(79)
	300	**1.5350**	**(135)**	300	1.5350	(79)
Forward contracts – sell US$/buy CAD:						
Maturing in less than 1 year	**1,172**	**1.0585**	**14**	1,291	1.0387	(113)
	1,172	**1.0585**	**14**	1,291	1.0387	(113)
Forward contracts – sell US$/buy ZAR:						
Maturing in less than 1 year	–	–	–	116	10.50	8
Maturing between 1 to 2 years	–	–	–	11	10.80	–
	–	–	–	127	10.53	8
Forward contracts – sell US$/buy AUD:						
Maturing in less than 1 year	**10**	**0.7816**	**1**	–	–	–
	10	**0.7816**	**1**	–	–	–

For the purpose of IFRS 7 sensitivity analysis currency risks arises because financial instruments are denominated in a currency that is not the functional currency of the subsidiary or joint venture. The movements shown below largely result from trade payables and receivables that are not denominated in the local entity's functional currency. Trade payable and receivables generally arise as a result of the operations of the Group in the ordinary course of business.

The currency sensitivity analysis is based on the following assumptions:

- Differences resulting from the translation of financial statements of subsidiaries or joint ventures into the Group's presentation currency, US$, are not taken into consideration;
- The major currency exposures for the Group relate to the US$ and local currencies of subsidiaries and joint ventures. Foreign currency exposures between two currencies where one is not the US$ are deemed insignificant to the Group and have therefore been excluded from the sensitivity analysis;
- Derivative financial instruments designated as cash flow hedges are assumed to be fully effective hedges and therefore any movements in carrying value are captured within equity and have no impact on the income statement analysis;
- Changes in the carrying value of derivative financial instruments designated as fair value hedges are assumed to be fully effective with no impact on the income statement or equity;
- Changes in the carrying value of derivative financial instruments not in hedging relationships are assumed to impact the income statement; and
- The impact of foreign currency movements on the carrying value of pension obligations has been excluded.

In accordance with IFRS 7, the impact of foreign currencies has been determined based on the balances of financial assets and liabilities at 31 December 2009. This sensitivity does not represent the income statement impact that would be expected from a movement in foreign currency exchange rates over the course of a period of time.

If the US$ had gained (lost) 5% against all currencies significant to the Group the impact would have been:

Local currency to the US$	Closing exchange rate 2009	Effect on net earnings of a 5% change 2009	Effect on equity of a 5% change 2009	Closing exchange rate 2008	Effect on net earnings of a 5% change 2008	Effect on equity of a 5% change 2008
US$:ARS	**3.7990**	–	–	3.4538	(3)	–
AUD:US$	**0.8974**	**(16)**	**6**	0.7048	(25)	6
US$:CAD	**1.0533**	**3**	–	1.2205	22	–
US$:CLP	**507.45**	–	–	637.25	(3)	–
US$:COP	**2,043.00**	–	–	2,248.70	–	–
EUR:US$	**1.4327**	**6**	–	1.3974	6	–
GBP:US$	**1.6173**	**1**	–	1.4628	–	–
US$:PEN	**2.8870**	–	–	3.1345	1	–
US$:ZAR	**7.3890**	**(7)**	**4**	9.3212	(45)	–
Total		**(13)**	**10**		(47)	6

37. Financial instruments *continued*

Commodity price risk

The Group is exposed to fluctuations in commodity prices, with the commodity mix spread between those which are priced by reference to prevailing market prices on terminal markets and those that are set on a contract basis with customers, generally on an annual basis. Commodity price risks arise in all major commodities that the Group produces. Commodity price risk is managed by maintaining a diversified portfolio of commodities and typically does not involve large-scale strategic hedging or price management initiatives.

Due to the volatile nature of commodity prices and the historical relationship between prices and the currencies of most of the countries where the Group operates, hedging may be entered into only in limited circumstances and subject to strict limits laid down by the Board of Directors.

Commodity hedging

The Australian and Americas operations have gold forwards and collars to hedge prices of future sales. The Australian and South African operations have entered into coal forwards to hedge prices of future sales of coal. The open forwards and collars commodity contracts as at 31 December 2009 are as follows:

Classified as cash flow hedges:

	Ounces 2009	**Average price US$ 2009**	**Fair value US$m 2009**	Ounces 2008	Average price US$ 2008	Fair value US$m 2008
Cash flow hedges:						
Gold forwards – AUD denominated contracts:						
Maturing in less than 1 year	–	–	–	76,600	743.53	(27)
	–	–	–	76,600	743.53	(27)
Gold collars – US$ denominated contracts:						
Maturing in less than 1 year	–	–	–	125,000	495–640	(32)
	–	–	–	125,000	495–640	(32)

	Tonnes 2009	**Average price US$ 2009**	**Fair value US$m 2009**	Tonnes 2008	Average price US$ 2008	Fair value US$m 2008
Coal forwards – US$ denominated contracts:						
FOB						
Maturing in less than 1 year	**5,640,000**	**75.92**	**(36)**	2,220,000	74.62	(6)
	5,640,000	**75.92**	**(36)**	2,220,000	74.62	(6)
Coal forwards – US$ denominated contracts:						
CIF						
Maturing in less than 1 year	**315,000**	**71.80**	**(6)**	–	–	–
	315,000	**71.80**	**(6)**	–	–	–
Copper forwards – US$ denominated contracts:						
Maturing in less than 1 year	**14,950**	**6,674**	**(10)**	–	–	–
	14,950	**6,674**	**(10)**	–	–	–

The maturities of these hedges reflect the expected timing of cash flows related to these instruments.

Classified as other commodity derivatives:

	Tonnes 2009	**Average price US$ 2009**	**Fair value US$m 2009**	Tonnes 2008	Average price US$ 2008	Fair value US$m 2008
Copper forwards – US$ denominated contracts:						
Maturing in less than 1 year	–	–	–	21,775	3,397.31	8
	–	–	–	21,775	3,397.31	8

	Ounces 2009	**Average price US$ 2009**	**Fair value US$m 2009**	Ounces 2008	Average price US$ 2008	Fair value US$m 2008
Gold forwards – AUD denominated contracts:						
Maturing in less than 1 year	–	–	–	11,200	774.42	(3)
	–	–	–	11,200	774.42	(3)
Gold options – US$ denominated contracts:						
Maturing in less than 1 year	–	–	–	25,000	495–640	(6)
	–	–	–	25,000	495–640	(6)

	Ounces 2009	Average forward rate % 2009	Fair value US$m 2009	Ounces 2008	Average forward rate % 2008	Fair value US$m 2008
Gold swaps – AUD denominated contracts:						
Maturing in less than 1 year	–	–	–	10,600	1.5	–
	–	–	–	10,600	1.5	–

The IFRS 7 sensitivity analysis below has been prepared using the following assumptions:

- This analysis only takes into account commodities for which the Group has significant exposure;
- Fixed price sale and purchases contracts will not fluctuate with movements in commodity prices and are therefore excluded from this analysis;
- Derivative financial instruments designated as cash flow hedges are assumed to be fully effective hedges and therefore any movements in carrying value are captured within equity and have no impact on the income statement analysis;
- Changes in the carrying value of derivative financial instruments designated as fair value hedges are assumed to be fully effective with no impact on the income statement or equity; and
- Changes in the carrying value of derivative financial instruments not in hedging relationships are assumed to impact the income statement.

In accordance with IFRS 7, the impact of commodity prices has been determined based on the balances of financial assets and liabilities at 31 December 2009. This sensitivity does not represent the income statement impact that would be expected from a movement in commodity prices over the course of a period of time.

If prices for all commodities for which the Group has significant exposure had been 10% higher (lower) at 31 December 2009, income would have been US$128 million higher (lower) (2008 US$89 million higher (lower)) and equity reserves would have been US$79 million lower (higher) (2008 US$26 million lower (higher)) as a result of changes to reserves for commodity cash flow hedges. There would be no other material changes in reserves of the Group as at 31 December 2009 or 2008 other than those relating directly to income statement movements.

Fair values

Set out below is a comparison by category of carrying value and fair values of the Group's financial instruments that are not carried at fair value in the financial statements at 31 December:

US$m	Carrying value 2009	Fair value 2009	Carrying value 2008	Fair value 2008
Financial liabilities:				
Capital market notes	**9,021**	**9,023**	9,426	9,439
Convertible borrowings	**335**	**332**	331	327
Non-controlling interest loans	**86**	**91**	98	99
Finance leases	**181**	**181**	110	110
Preference shares	–	–	64	64
Other loans	**111**	**112**	63	63

Market rates at 31 December 2009 have been used to determine the fair value of fixed interest loans. The fair value of the liability portion of the convertible bonds are estimated using an equivalent market interest rate of a similar liability that does not have a conversion option as at the origination of the bond (refer to note 28).

The following table shows the carrying amounts as at 31 December for each category of financial assets and liabilities as required by IFRS 7:

US$m	2009	2008
Financial assets:		
Cash and cash equivalents	**1,177**	1,156
Financial assets designated at fair value through profit and loss	**540**	42
Loans and receivables	**6,082**	2,211
Available-for-sale financial assets	**364**	161
Derivative financial assets	**857**	803
Financial liabilities:		
Financial liabilities measured at amortised cost	**17,905**	21,073
Financial liabilities designated at fair value through profit and loss	**155**	334
Derivative financial liabilities	**557**	771

Notes to the financial statements *continued*

37. Financial instruments *continued*

The following table shows the gains/(losses) for each category of financial assets and liabilities as required by IFRS 7:

US$m	**2009**	2008
Financial assets:		
Available-for-sale financial assets gains/(losses) recognised in equity	**209**	(114)
Available-for-sale financial assets loss recognised in the income statement	**(1)**	(1)
Derivative financial instruments gains/(losses) recognised in equity	**456**	(157)
Derivative financial instruments gains/(losses) recognised in the income statement	**269**	(321)

Interest revenues and expenses are not included in the calculation of the gains/(losses) of financial assets and liabilities.

The Group uses various valuation techniques in determining the fair value of financial assets and liabilities. The following fair value hierarchy is used to categorise and disclose the Group's financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

The below table presents financial assets measured at fair value:

US$m	**2009**	Level 1	Level 2	Level 3
Foreign currency cash flow hedges	**228**	–	228	–
Fair value interest rate swap	**566**	–	566	–
Other interest rate derivatives	**48**	–	48	–
Other foreign currency derivatives	**15**	–	15	–
Shares – listed	**216**	216	–	–
Shares – unlisted	**4**	–	4	–
Rehabilitation trust fund	**77**	–	77	–
Other financial assets	**37**	–	37	–

The below table presents financial liabilities measured at fair value:

US$m	**2009**	Level 1	Level 2	Level 3
Commodity cash flow hedges	**52**	–	52	–
Foreign currency cash flow hedge	**356**	–	356	–
Other interest rate swaps	**14**	–	14	–
Other foreign currency derivatives	**135**	–	135	–
Loans from joint venture parties	**155**	–	–	155

Pro forma consolidated income statement

For the year ended 31 December 2009

US$m	Statutory 2009	Reclassify earnings from other financial assets	Additional depreciation & amortisation, reverse call option premium and interest cost	Pro forma 2009
Revenue	22,732	798	–	23,530
Cost of sales*	(13,098)	(376)	–	(13,474)
Distribution costs	(1,852)	(164)	–	(2,016)
Administrative expenses*	(994)	–	–	(994)
Operating EBITDA before exceptional items	6,788	258	–	7,046
Exceptional items:				
Liability fair value adjustments	350	–	–	350
Profit on derecognition of an interest in a joint venture	194	–	–	194
Restructuring and closure costs	(156)	–	–	(156)
Operating EBITDA	7,176	258	–	7,434
Depreciation and amortisation:				
– Cost of sales	(2,388)	(99)	(52)	(2,539)
– Administrative expenses	(31)	–	–	(31)
Impairment of assets:				
– Cost of sales	(2,553)	–	–	(2,553)
Operating profit	2,204	159	(52)	2,311
Share of results from associates	(56)	1	–	(55)
Share of results from associates – exceptional items	(277)	–	–	(277)
Total share of results from associates	(333)	1	–	(332)
EBIT	1,871	160	(52)	1,979
Finance income:				
Trading items	407	(146)	(208)	53
Exceptional items	47	–	–	47
Total finance income	454	(146)	(208)	100
Finance costs:				
Trading items	(754)	(9)	19	(744)
Exceptional items	(41)	–	–	(41)
Total finance costs	(795)	(9)	19	(785)
Profit before taxation	1,530	5	(241)	1,294
Income tax expense on trading profit	(993)	(5)	80	(918)
Income tax benefit on exceptional items	324	–	–	324
Total income tax expense	(669)	(5)	80	(594)
Profit for the year	861	–	(161)	700
Attributable to:				
Equity holders of the parent	661	–	(161)	500
Non-controlling interests	200	–	–	200
	861	–	(161)	700

* Before depreciation and amortisation.

Notes to the Pro Forma Condensed Interim Consolidated Income Statement

The pro forma financial information has not been audited by Ernst & Young LLP.

The Group pro forma financial information for the year ended 31 December 2009 is prepared to illustrate the effect the Prodeco acquisition, rights issue and debt repayments, would have had if they had taken place on 1 January 2009.

Pro forma segmental analysis
For the year ended 31 December 2009

US$m	Statutory 2009	Reclassify earnings from other financial assets	Additional depreciation & amortisation	Pro forma 2009
Revenue				
Coal – Thermal	5,762	798	–	6,560
Coal – Coking	987	–	–	987
Coal	6,749	798	–	7,547
Ferroalloys	1,105	–	–	1,105
Platinum	200	–	–	200
Copper	9,223	–	–	9,223
Nickel	1,891	–	–	1,891
Zinc Lead	3,450	–	–	3,450
Technology	114	–	–	114
Total	22,732	798	–	23,530
EBITDA				
Before exceptional items:				
Coal – Thermal	2,325	258	–	2,583
Coal – Coking	430	–	–	430
Coal	2,755	258	–	3,013
Ferroalloys	15	–	–	15
Platinum	55	–	–	55
Copper	2,922	–	–	2,922
Nickel	427	–	–	427
Zinc Lead	860	–	–	860
Technology	28	–	–	28
Segment EBITDA before exceptional items	7,062	258	–	7,320
Unallocated	(274)	–	–	(274)
Operating EBITDA before exceptional items	6,788	258	–	7,046
Share of results from associates:				
Coal	3	1	–	4
Platinum	(58)	–	–	(58)
Zinc Lead	(1)	–	–	(1)
EBITDA before exceptional items	6,732	259	–	6,991
Exceptional items:				
Coal	350	–	–	350
Ferroalloys	(11)	–	–	(11)
Platinum	(277)	–	–	(277)
Copper	154	–	–	154
Nickel	(40)	–	–	(40)
Zinc Lead	(65)	–	–	(65)
Total	6,843	259	–	7,102

US$m	Statutory 2009	Reclassify earnings from other financial assets	Additional depreciation & amortisation	Pro forma 2009
Depreciation and amortisation				
Coal	717	99	52	868
Ferroalloys	62	–	–	62
Platinum	31	–	–	31
Copper	796	–	–	796
Nickel	445	–	–	445
Zinc Lead	354	–	–	354
Technology	6	–	–	6
Unallocated	8	–	–	8
Total	2,419	99	52	2,570
Impairment of assets				
Copper	325	–	–	325
Nickel	2,110	–	–	2,110
Zinc Lead	118	–	–	118
Total	2,553	–	–	2,553
EBIT				
Before exceptional items:				
Coal – Thermal	1,695	159	(52)	1,802
Coal – Coking	343	–	–	343
Coal	2,038	159	(52)	2,145
Ferroalloys	(47)	–	–	(47)
Platinum	24	–	–	24
Copper	2,126	–	–	2,126
Nickel	(18)	–	–	(18)
Zinc Lead	506	–	–	506
Technology	22	–	–	22
Segment EBIT before exceptional items	4,651	159	(52)	4,758
Unallocated	(282)	–	–	(282)
Operating profit before exceptional item	4,369	159	(52)	4,476
Share of results from associates:				
Coal	3	1	–	4
Platinum	(58)	–	–	(58)
Zinc Lead	(1)	–	–	(1)
EBIT before exceptional items	4,313	160	(52)	4,421
Exceptional items:				
Coal	350	–	–	350
Ferroalloys	(11)	–	–	(11)
Platinum	(277)	–	–	(277)
Copper	(171)	–	–	(171)
Nickel	(2,150)	–	–	(2,150)
Zinc Lead	(183)	–	–	(183)
Total	1,871	160	(52)	1,979

Pro forma segmental analysis *continued*
For the year ended 31 December 2009

US$m	Statutory 2009	Prodeco capital expenditure	Pro forma 2009
Capital expenditure			
Sustaining:			
Coal	**424**	13	**437**
Ferroalloys	**102**	–	**102**
Platinum	**12**	–	**12**
Copper	**498**	–	**498**
Nickel	**93**	–	**93**
Zinc Lead	**133**	–	**133**
Technology	**2**	–	**2**
Unallocated	**1**	–	**1**
Total	**1,265**	13	**1,278**
Expansionary:			
Coal	**687**	203	**890**
Ferroalloys	**1**	–	**1**
Platinum	**48**	–	**48**
Copper	**436**	–	**436**
Iron Ore	**23**	–	**23**
Nickel	**1,049**	–	**1,049**
Zinc Lead	**114**	–	**114**
Technology	**1**	–	**1**
Total	**2,359**	203	**2,562**
Total capital expenditure:			
Coal	**1,111**	216	**1,327**
Ferroalloys	**103**	–	**103**
Platinum	**60**	–	**60**
Copper	**934**	–	**934**
Iron Ore	**23**	–	**23**
Nickel	**1,142**	–	**1,142**
Zinc Lead	**247**	–	**247**
Technology	**3**	–	**3**
Unallocated	**1**	–	**1**
Total	**3,624**	216	**3,840**

Independent Auditors' report to the members of Xstrata plc

We have audited the parent company financial statements of Xstrata plc for the year ended 31 December 2009 which comprise the Balance Sheet and the related notes 1 to 10. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union and as applied in accordance with the provisions of the Companies Act 2006.

This report is made solely to the Company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed

Respective responsibilities of directors and auditors
As explained more fully in the Directors' Responsibilities Statement set out on page 130, the directors are responsible for the preparation of the parent company financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit the parent company financial statements and the part of the Directors' Remuneration Report to be audited in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board's (APB's) Ethical Standards for Auditors.

Scope of the audit of the financial statements
An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the parent company's circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements.

Opinion on financial statements
In our opinion the parent company financial statements:

- give a true and fair view of the state of the Company's affairs as at 31 December 2009;
- have been properly prepared in accordance with IFRSs as adopted by the European Union and as applied in accordance with the provisions of the Companies Act 2006; and
- have been prepared in accordance with the requirements of the Companies Act 2006.

Opinion on other matters prescribed by the Companies Act 2006
In our opinion:

- the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and
- the information given in the Directors' Report for the financial year for which the financial statements are prepared is consistent with the parent company financial statements.

Matters on which we are required to report by exception
We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:

- adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
- the parent company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns; or
- certain disclosures of directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit.

Other matter
We have reported separately on the Group financial statements of Xstrata plc for the year ended 31 December 2009.

Mirco Bardella (Senior Statutory Auditor)
for and on behalf of Ernst & Young LLP, Statutory Auditor
London, United Kingdom
2 March 2010

The maintenance and integrity of the Xstrata plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the web site.

Balance sheet
As at December 2009

US$m	Notes	2009	2008
Fixed assets			
Investments	2	**19,534**	15,090
		19,534	15,090
Current assets			
Debtors: amounts falling due within one year	3	**3**	162
Creditors: amounts falling due within one year	4	**(29)**	(3)
Net current assets		**(26)**	159
Total assets less current liabilities		**19,508**	15,249
Creditors: amounts falling due after more than one year	5	**–**	(2,020)
Attributable net assets		**19,508**	13,229
Capital and reserves			
Called up share capital	7, 8	**1,469**	488
Share premium account	7, 8	**15,096**	10,308
Other reserves	8	**949**	949
Own shares	8	**(273)**	(299)
Profit and loss account	8	**2,267**	1,783
Equity and shareholders' funds		**19,508**	13,229

The financial statements on pages 220 to 226 were approved by the Board of Directors on 2 March 2010 and signed on its behalf by:

Trevor Reid
Chief Financial Officer

No profit and loss account is presented for Xstrata plc as permitted by section 408 of the Companies Act 2006. The profit of Xstrata plc for the year ended 31 December 2009 is US$491 million (2008 US$836 million).

There are no recognised gains and losses attributable to the shareholders of the Company other than the profit of US$491 million for the year ended 31 December 2009 (2008 US$836 million).

Notes to the financial statements

1. Accounting policies

Basis of preparation

These financial statements have been prepared in accordance with applicable UK accounting standards. The accounting policies are consistent with the prior year.

Xstrata plc (the Company) has adopted the following principal accounting policies:

Investments

Equity investments in subsidiaries are carried at cost less any provision for impairments.

Financial assets

Financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate. The Company determines the classification of its financial assets at initial recognition. When financial assets are recognised initially, they are measured at fair value on the trade date, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, do not qualify as trading assets and have not been designated as either fair value through profit and loss or available for sale. Such assets are carried at amortised cost using the effective interest method. This cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount.

Gains and losses are recognised in the profit and loss account when the loans and receivables are derecognised or impaired, as well as through the amortisation process. Loans and receivables are derecognised when the Company no longer has a right to receive cash flows from the asset.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced and the amount of the loss is recognised in the profit and loss account. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the profit and loss account, to the extent that the carrying value of the asset does not exceed its amortised cost (that would have been measured if there had been no impairment) at the reversal date.

Impairment

The carrying values of fixed assets are reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amounts. Such review is undertaken on income-generating units.

If the carrying value of a fixed asset exceeds the recoverable amount, a provision is recorded to reflect the asset at the lower amount. In assessing the recoverable amounts of fixed assets, the relevant future cash flows expected to arise from the continuing use of and disposal of the assets have been discounted to their present value using a market-determined discount rate.

Provisions for liabilities

Provisions are recognised when the Company has a present obligation, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation.

Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date that will result in an obligation to pay more, or a right to pay less, tax in the future. In particular:

- provision is made for tax on gains arising from the disposal of fixed assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only when the replacement assets are sold;
- provision is made for deferred tax that would arise on remittance of the retained earnings of overseas entities only to the extent that, at the balance sheet date, dividends have been accrued as receivable; and
- deferred tax assets are recognised only to the extent that, it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Own shares

The cost of purchases of own shares held by the Employee Share Ownership Plan (ESOP) trust are deducted from equity. Where they are issued to employees or sold, no gain or loss is recognised in the profit and loss account. Any proceeds received on the disposal of the shares or on the transfer of shares to employees are recognised in equity.

Share-based payments
The Company makes share-based awards, including free shares and options in the Company, to certain employees and directors of the Group. The expense recognised in the financial statements relates only to those share-based awards that are granted by the Company, to its employees and directors. Expenses relating to awards granted to employees and directors of other Group companies are allocated to those companies in accordance with UITF Abstract 44.

Equity-settled awards
For equity-settled awards, the fair value is charged to the profit and loss account and credited to retained earnings, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest (taking into account the achievement of non-market-based performance conditions). The fair value of the equity-settled awards is determined at the date of the grant by external experts using the models outlined in note 35 of the Group consolidated financial statements.

At each balance sheet date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognised in the profit and loss account with a corresponding entry within equity.

Cash-settled awards
For cash-settled awards, the fair value is recalculated at each balance date until the awards are settled based on the estimated number of awards that are expected to vest adjusting for market and non-market-based performance conditions. During the vesting period, a liability is recognised representing the portion of the vesting period which has expired at the balance sheet date times the fair value of the awards at that date. After vesting the full fair value of the unsettled awards at each balance date is recognised as a liability. Movements in the liability are recognised in the profit and loss account. The fair value is recalculated using an option pricing model (refer to note 35 of the Group consolidated financial statements).

Refer to the accounting policies and note 35 of the Group consolidated financial statements for a full explanation of the valuation of and accounting for the share-based awards.

Loans from subsidiaries
Loans from subsidiaries are recognised at inception at the fair value of the proceeds received net of issue costs. Subsequently, they are measured at amortised cost using the effective interest method. Finance costs are recognised in the profit and loss account using the effective interest rate method.

Foreign currency transactions
Foreign currency transactions are booked in the functional currency (US$) at the exchange rate ruling on the date of the transaction. Foreign currency monetary assets and liabilities are translated into the functional currency at rates of exchange ruling at the balance sheet date. Exchange differences are recorded in the profit and loss account. Foreign currency non-monetary assets and liabilities are not restated at balance sheet date.

Revenue
Interest income is recognised as earned on an accruals basis using the effective interest method.

Dividend income is recognised as earned when the Company's right to receive payment is established.

Income for other services is recognised when the service has been rendered, when the amount of revenue (and associated costs) can be reliably measured and it is probable that economic benefits will flow to the Company.

Comparatives
Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

Use of estimates
The preparation of these financial statements is in conformity with generally accepted accounting practice and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates.

2. Investments

US$m	Investment in subsidiaries	Loans to subsidiaries	Total
Cost:			
At 1 January 2009	14,635	455	15,090
Additions – existing investments	4,709	–	4,709
Reductions – existing investments	–	(265)	(265)
At 31 December 2009	19,344	190	19,534

The subsidiary undertakings of the Company as at 31 December and the percentage holding of ordinary share capital are set out below:

Name	Country of incorporation	Principal activities	% of ordinary shares held & voting rights
Principal subsidiaries			
Xstrata (Schweiz) AG	Switzerland	Holding company	100%
Xstrata Finance (Dubai) LLC	UAE	Finance company	90%
Xstrata Commodities Middle East DMCC	UAE	Marketing company	90%
Xstrata Capital Corporation AVV*	Aruba	Finance company	40%
Xstrata (Nederland) BV	Netherlands	Finance company	75%

* The voting rights are 51%.

The principal country of operation is the country of incorporation, and all subsidiaries are unlisted. Refer to note 36 of the Group consolidated financial statements for a list of significant subsidiaries, associates and joint ventures.

3. Debtors – amounts falling due within one year

US$m	**2009**	2008
Receivables – subsidiaries	–	161
Other debtors	**3**	1
	3	162

4. Creditors – amounts falling due within one year

US$m	**2009**	2008
Loans from subsidiaries	**24**	–
Other creditors	**5**	3
	29	3

5. Creditors – amounts falling due after more than one year

US$m	**2009**	2008
Loans from subsidiaries	**–**	2,020
	–	2,020

6. Dividends paid and proposed

US$m	**2009**	2008
Declared and paid during the year:		
Final dividend for 2008 – nil cents per ordinary share (2007 – 34 cents per ordinary share)	–	327
Interim dividend for 2009 – nil cents per ordinary share (2008 – 18 cents per ordinary share)	**–**	172
	–	499

Proposed for approval at the Annual General Meeting (not recognised as a liability as at 31 December):

Final dividend for 2009 – 8.0 cents per ordinary share (2008 – nil cents per ordinary share)	**233**	–

Notes to the financial statements *continued*

7. Capital

US$m	
Authorised:	
1,500,000,000 ordinary shares of US$0.50 each as at 1 January 2008, 31 December 2008 and at 31 December 2009	750
3,000,000,000 ordinary shares of US$0.50 each increase on 2 March 2009	1,500
4,500,000,000 ordinary shares of US$0.50 each as at 31 December 2009	2,250
50,000 deferred shares of GBP1.00 each as at 31 December 2008 and at 31 December 2009	–
1 special voting share of US$0.50 as at 31 December 2008 and as at 31 December 2009	–
	2,250
Issued, called up and fully paid:	
971,666,920 ordinary shares of US$0.50 each as at 1 January 2008	485
6,000,000 ordinary shares issued on 16 January 2008 to the ESOP	3
3,620 ordinary shares issued on 14 July 2008 on the exercise of convertible borrowings	–
977,670,540 ordinary shares of US$0.50 each as at 31 December 2008	488
1,955,341,080 ordinary shares issued on 18 March 2009 from a shareholder rights issue	978
6,000,000 ordinary shares issued on 17 December 2009 to the ESOP	3
2,939,011,620 ordinary shares of US$0.50 each as at 31 December 2009	1,469
Share premium:	
At 1 January 2008	9,899
6,000,000 ordinary shares issued on 16 January 2008 to the ESOP	409
3,620 shares issued on the exercise of the convertible borrowings to 31 December 2008	–
As at 31 December 2008	10,308
1,955,341,080 ordinary shares issued on 18 March 2009 from a shareholder rights issue	4,689
6,000,000 ordinary shares issued on 17 December 2009 to the ESOP	99
As at 31 December 2009	15,096

Issue of ordinary shares

On 18 March 2009, 1,955,341,080 ordinary shares were issued under a rights issue which was structured as an issue of 2 new ordinary shares at a price of GBP2.10 per share for every 1 existing ordinary share held. The net proceeds from the rights issue were US$5,667 million (after US$126 million of capital raising costs) and the number of shares in issue of Xstrata plc following the completion of the rights issue was 2,933,011,620.

On 17 December 2009, 6,000,000 shares were issued to the ESOP at a market price of GBP10.47 per share.

On 16 January 2008, 6,000,000 shares were issued to the ESOP at a market price of GBP34.90 per share.

During 2008, 0.03% of the US$375 million of convertible borrowings was converted at the option of the holders into 3,620 ordinary shares in Xstrata plc.

Details in respect of the various classes of shares are outlined in the Directors' Report on pages 102 to 104.

8. Capital and reserves

US$m	Share capital	Share premium account	Other reserves	Own shares	Retained earnings	2009
Capital and reserves						
At 1 January 2009	**488**	**10,308**	**949**	**(299)**	**1,783**	**13,229**
Attributable profit for the year	–	–	–	–	**491**	**491**
Issue of share capital	**981**	**4,788**	–	**(102)**	–	**5,667**
Own shares purchased	–	–	–	**(6)**	–	**(6)**
Own shares sold	–	–	–	**134**	**(119)**	**15**
Equity settled share-based payments	–	–	–	–	**112**	**112**
At 31 December 2009	**1,469**	**15,096**	**949**	**(273)**	**2,267**	**19,508**

US$m	Share capital	Share premium account	Other reserves	Own shares	Retained earnings	2008
Capital and reserves						
At 1 January 2008	485	9,899	949	(126)	1,393	12,600
Attributable profit for the year	–	–	–	–	836	836
Issue of share capital	3	409	–	(412)	–	–
Own shares purchased	–	–	–	(17)	–	(17)
Own shares sold	–	–	–	256	(192)	64
Equity settled share-based payments	–	–	–	–	245	245
Dividends	–	–	–	–	(499)	(499)
At 31 December 2008	488	10,308	949	(299)	1,783	13,229

Own shares

Own shares comprise shares of Xstrata plc held in the Employee Share Option Plan (ESOP).

The shares acquired by the ESOP are either stock market purchases or from share issues from the Company. The ESOP is used to coordinate the funding and manage the delivery of ordinary shares for options and free share awards under the Group's employee award schemes. The trustee of the ESOP is permitted to place the shares back into the market and may hold up to 5% of the issued share capital of the Company at any one time. At 31 December 2009, 12,198,092 (2008: 5,424,986) shares, equivalent to 0.4% (2008: 0.5%) of the total issued share capital, were held by the trust with a cost of US$273 million (2008: US$299 million) and market value of US$221 million (2008 US$51 million). The trust has waived the right to receive dividends from the shares that it holds. Costs relating to the administration of the trust are expensed in the period in which they are incurred.

9. Other income and expenses

The audit fee is US$45,000 (2008 US$45,000) in respect of the Company. Refer to note 10 of the Group consolidated financial statements for further information of Auditors' remuneration.

Refer to the Directors' Remuneration Report on pages 124 to 127 for the remuneration of directors.

10. Guarantees

The Company has provided guarantees for the financial obligations of a number of Group companies.

Specifically, the Company has provided:

In respect of the convertible bonds issued by Xstrata Capital Corporation AVV:

- unconditional and irrevocable guarantees to the holders of the convertible bond in respect of the payment of all amounts due and payable under the convertible bond. The amount due and payable under the convertible bonds at 31 December 2009 is US$390 million (2008 US$391 million); and
- guarantees to provide, in exchange for 374,900 (2008: 374,900) preference shares of Xstrata Capital Corporation AVV, ordinary share capital in the Company on the conversion of the bonds. Following the rights issue in March 2009, the total number of ordinary shares that could have been converted was increased to 25,680,492 and the conversion price was adjusted to GBP8.07 (US$14.60 converted into GBP at a fixed exchange rate). There were no conversions during 2008. The number of shares to be issued under these guarantees at 31 December 2009 totals 25,680,492 (2008: 13,571,812). These shares will be issued to the holder of the bonds in exchange for the preference shares in Xstrata Capital Corporation AVV they receive on conversion of the bonds.

Refer to note 29 of the Group consolidated financial statements for further details.

In November 2006, the Group issued US$2,250 million of capital market notes in three tranches to refinance existing debt facilities. The notes are comprised of a US$1,000 million 10-year facility at a fixed interest rate of 5.8%, a US$750 million five-year facility at a fixed interest rate of 5.5% and a US$500 million three-year facility that bears interest at a rate based on LIBOR plus 35 basis points. The fixed interest facilities were issued by Xstrata Finance (Canada) Limited and the floating rate facility was issued by Xstrata Finance (Dubai) Limited. The Xstrata Finance (Dubai) Limited issue was guaranteed by the Company, Xstrata (Schweiz) AG and Xstrata Finance (Canada) Limited. The Xstrata Finance (Canada) Limited issues were guaranteed by the Company, Xstrata (Schweiz) AG and Xstrata Finance (Dubai) Limited. In addition, the Xstrata Finance (Canada) Limited issues were swapped into a floating rate with the swaps guaranteed by the Company and Xstrata (Schweiz) AG. The three year floating rate US$500 million capital market note matured in November 2009 and has been repaid.

The Group assumed a number of senior debentures on the acquisition of Falconbridge Limited (refer to note 28 of the Group consolidated financial statements). Pursuant to the terms of the note indentures as amended by supplemental indentures, the Company has fully and unconditionally guaranteed in favour of the holders of the senior debentures the payment, within 15 days of when due, of all financial liabilities and obligations of Falconbridge Limited to such holders under the terms of the senior debentures.

The Group assumed preference shares on the acquisition of Falconbridge Limited (refer to note 28 of the Group consolidated financial statements). Pursuant to the terms of a guarantee indenture, the Company has fully and unconditionally guaranteed in favour of the holders of the preference shares the payment, within 15 days of when due, of all financial liabilities and obligations of Falconbridge Limited to such holders under the terms of the preference shares. On 2 March 2009, all of the outstanding preferred shares were redeemed.

In June 2007, the Group issued EUR1,000 million of notes in two tranchesunder its Euro Medium Term Note Programme. These comprised EUR500 million guaranteed 4.875% notes due 14 June 2012 and EUR500 million guaranteed 5.250% notes due 13 June 2017. The notes were issued by Xstrata Finance (Canada) Limited and are fully and unconditionally guaranteed on a senior, unsecured and joint and several basis by the Company, Xstrata (Schweiz) AG and Xstrata Finance (Dubai) Limited. In addition, the notes were swapped into US$ currency and a floating rate with the swaps guaranteed by the Company and Xstrata (Schweiz) AG.

10. Guarantees *continued*

In July 2007, the Group entered into a US$4,680 million revolving Syndicated Loan. Interest is payable on the loans at a rate which is based on LIBOR and the relevant margin, which is 27.5 basis points per annum. US$2,160 million of the loan was entered into by Xstrata Finance (Canada) Limited and is guaranteed by the Company, Xstrata (Schweiz) AG and Xstrata Finance (Dubai) Limited. US$2,520 million of the loan was entered into by Xstrata (Schweiz) AG and is guaranteed by the Company, Xstrata Finance (Canada) Limited and Xstrata Finance (Dubai) Limited. In October 2007, the Group entered into a US$2,000 million 364 day Revolving Loan Facility. Interest was payable on the loans at a rate which was the aggregate of LIBOR and the relevant margin, which was 27.5 basis points per annum. The loan was entered into by Xstrata (Schweiz) AG and was guaranteed by the Company, Xstrata Finance (Canada) Limited and Xstrata Finance (Dubai) Limited. This facility was re-financed during 2008.

In November 2007, the Group completed a US$500 million 30-year bond issue bearing interest at 6.90% per annum. The bond was issued by Xstrata Finance (Canada) Limited and is fully and unconditionally guaranteed on a senior, unsecured and joint and several basis by the Company, Xstrata (Schweiz) AG and Xstrata Finance (Dubai) Limited.

On 25 February 2008, the Group entered into a guaranteed US$500 million revolving loan facility that matured on 31 December 2008. Interest was payable on the loans at LIBOR plus 50.0 basis points per annum. The loan was entered into by Xstrata (Schweiz) AG and was guaranteed by the Company, Xstrata Finance (Canada) Limited and Xstrata Finance (Dubai) Limited.

On 6 October 2008, the Group entered into a US$5,000 million multi-currency revolving syndicated loan facility (Club Facility). Interest is payable on drawn down amounts at a rate which is the aggregate of LIBOR or, in relation to any loan in Euro, EURIBOR and the relevant margin, which is 150 basis points per annum. The Club Facility matures on 30 September 2011. As at 31 December 2008, US$2,452 million was available to be draw under this facility. The loan was entered into by Xstrata (Schweiz) AG, Xstrata Finance (Dubai) Limited and Xstrata Canada Financial Corporation and is guaranteed by the Company, Xstrata (Schweiz) AG, Xstrata Finance (Dubai) Limited, Xstrata Finance (Canada) Limited and Xstrata Canada Financial Corporation. The Club Facility was amended on 30 December 2008 to increase the facility amount to US$5,459 million. During 2009, this facility was fully repaid from the proceeds from the rights issue.

In May 2008, the Group issued EUR1,350 million of notes in two tranches under its Euro Medium Term Note Programme. These comprised EUR750 million 5.875% fixed guaranteed notes due 2011 and EUR600 million 6.25% fixed guaranteed notes due 2015. In May 2008, the Group issued GBP500 million 7.375% fixed guaranteed notes due 2020. The notes were issued by Xstrata Canada Financial Corporation and are guaranteed by the Company, Xstrata (Schweiz) AG, Xstrata Finance (Dubai) Limited and Xstrata Finance (Canada) Limited. In addition, the notes were swapped into US$ currency and a floating rate with the swaps guaranteed by the Company and Xstrata (Schweiz) AG.

Cautionary note regarding forward-looking statements

The Business Review section of this report, comprising the Business, Strategy, Financial and Operating Reviews, has been prepared in accordance with the Accounting Standards Board Reporting Statement on Operating and Financial Review (January 2006), as applicable best practice guidance for UK companies required to prepare a business review. The Chairman's Statement, Chief Executive's Report and performance by business chapters, in particular the Strategy section, include an analysis of the main trends and factors likely to affect the future development, performance and position of the business. This includes statements that are, or may be deemed to be, 'forward-looking statements'. We may also make written and oral forward-looking statements in:

- our interim reports, our summary financial statements to shareholders, our offering circulars and our prospectuses;
- our press releases and other written materials; and
- oral statements made by our officers, directors or employees to third parties, including to financial analysts.

These forward-looking statements can be identified by the use of forward-looking terminology, including the words: 'believes', 'estimates', 'anticipates', 'expects', 'intends', 'plans', 'goal', 'target', 'aim', 'may', 'will', 'would', 'could' or 'should' or, in each case, their negative or other variations or comparable terminology and include all matters that are not historical facts. They appear in a number of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations and those of our officers, directors and employees concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy and the industries in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond our ability to control or predict. Forward-looking statements are not guarantees of future performance. Our actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which we operate may differ materially from the impression created by the forward-looking statements contained in this Annual Report. Important factors that could cause these differences include, but are not limited to, general economic and business conditions, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, currency fluctuations, our ability to integrate new businesses and recover our reserves or develop new reserves and changes in business strategy or development plans and other risks, including those described in the Business Review section of this Annual Report. Even if the results of operations, financial condition, liquidity and dividend policy and the development of the industries in which we operate are consistent with the forward-looking statements contained in this Annual Report, those results or developments may not be indicative of our results or developments in subsequent periods.

Forward-looking statements speak only as of the date they are made. Other than in accordance with our legal or regulatory obligations (including under the Listing Rules and the Disclosure and Transparency Rules), we do not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

The Directors' Report in this Annual Report has been prepared for the members of the Company and its purpose is to assist shareholders to assess the Company's strategies and the potential for those strategies to succeed and for no other purpose. The Company, its directors, employees, agents and advisers do not accept or assume responsibility for any other purpose or to any other person to whom this Annual Report is shown or into whose access it may come and any such responsibility or liability is expressly disclaimed.

Shareholder information

SHAREHOLDER INFORMATION

Head office
Bahnhofstrasse 2
PO Box 102
6301 Zug
Switzerland
Tel: +41 41 726 6070
Fax: +41 41 726 6089

Registered office
4th floor Panton House
25/27 Haymarket
London SW1Y 4EN
United Kingdom

Registered number
4345939

Registrars and transfer office
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol
BS99 6ZZ
Tel: +44 (0) 870 707 1417
Fax: +44 (0) 870 703 6101
Telephone helpline: +44 (0) 870 707 1417

Shareholder calendar 2010
Annual General Meeting
5 May 2010

Half-yearly results
3 August 2010

CONTACTS

Xstrata plc
Bahnhofstrasse 2
PO Box 102
6301 Zug
Switzerland
Tel: +41 41 726 6070
Fax: +41 41 726 6089

Enquiries
Claire Divver
Tel: +44 20 7968 2871
cdivver@xstrata.com

Pamela Bell
Tel: +44 20 7968 2822
pbell@xstrata.com

Brigitte Mattenberger
bmattenberger@xstrata.com
+41 41 726 6071

www.xstrata.com

XSTRATA ONLINE

The 2009 Annual Report is available in an interactive online version at www.xstrata.com/annualreport/2009

 Visit our corporate website: www.xstrata.com

SUSTAINABLE DEVELOPMENT

Xstrata produces a separate, comprehensive Sustainability Report, which is available to download from our website at www.xstrata.com/sustainability

 Visit our online sustainability section: www.xstrata.com/sustainability

PRODUCTION OF THIS REPORT


FSC
Mixed Sources
Product group from well-managed forests and other controlled sources
Cert no. SGS-COC-1732
www.fsc.org
© 1996 Forest Stewardship Council

Design and production: Black Sun plc, London UK
This Report is printed on Heaven 42 paper. This paper has been independently certified as meeting the standards of the Forest Stewardship Council (FSC), and was manufactured at a mill that is certified to the ISO14001 and EMAS environmental standards.
Printed at St Ives Westerham Press Ltd, ISO14001, FSC certified and CarbonNeutral®
Photography: Andrew Craig and Graeme Williams


xstrata

Xstrata plc
Bahnhofstrasse 2
PO Box 102
6301 Zug
Switzerland
Tel: +41 41 726 6070
Fax: +41 41 726 6089

www.xstrata.com

Xstrata File
Number 82-34660



Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Tuesday, May 04, 2010

Xstrata file number 82-34660

Please find attached all company announcement released by Xstrata during the months of January, February and March 2010, including our Annual Report 2010.

Yours sincerely,

Brigitte Mattenberger
Corporate Affairs

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 CH-6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com

Xstrata File Number 82-34660



PRESS RELEASE

Workers go back to work on Tuesday

ALTONORTE AND LABOUR UNION No. 1 REACH AGREEMENT

Antofagasta, January 4, 2010

The Altonorte Metallurgical Complex, an operation of Xstrata Copper North Chile Division, announces that the workers in Labour Union No. 1 have accepted the company's offer, which will be the basis for the new collective contract that will be in effect for a three-year period.

The company's offer was submitted to a vote by the workers in Labour Union No. 1 at a meeting held yesterday, and it includes a 2% adjustment in base salaries, an end-of-negotiation bonus of CLP 2,400,000.-, a soft loan of CLP 2,040,000.-, and an annual production bonus of CLP 750,000.-, among other benefits.

The General Manager of Altonorte, José Urrutia, stated the offer presented to the workers represents the best effort the company could make to enhance salaries and benefits, considering the complexities of the market for copper concentrate smelters, and that "the total value offered is equal to the last offer we presented in December 11, 2009."

Urrutia added that he is satisfied about reaching this agreement through dialogue between the parties. "I was always convinced we could agree a collective contract that would be sustainable over time through dialogue and in a climate of respect, which is what finally happened."

The previous collective contract with Labour Union No. 1 had expired on December 18, 2009, and the union had been on strike since December 28, 2009.

Two hundred and seventy-four workers belong to Labour Union No. 1, which represents about 40% of the company's own workers at the metallurgical complex.

End




Altonorte

Notes to the editors

ABOUT THE NORTH CHILE DIVISION

The North Chile Division of Xstrata Copper administers the wholly owned operations of Xstrata like the Altonorte metallurgical complex and the Lomas Bayas mine, including 44% of the Xstrata holding in Minera Collahuasi.

Altonorte is a metallurgical complex, without a mine, that provides treatment of raw materials and alternative materials, copper concentrates, and other mining by-products to obtain copper anodes, sulphuric acid, and molybdenum oxide, to a lesser degree. It started operating in 1993 and is located 20 kilometres south of the city of Antofagasta, on the Panamerican highway, at kilometre 1,348, Sector La Negra, Region of Antofagasta.

Lomas Bayas is an open pit mine with the lowest cut-off grade in the country. Its only raw material is rock ore that contains copper oxide, which is leached with sulphuric acid in two permanent heaps, one with a high grade and the other with a low grade. The process continues at a solvent-extraction plant and then an electrowinning plant, producing cathodes with 99.99% copper. It started operating in 1998 and it located on Route 385, approximately 110 kilometres northeast of the city of Antofagasta at kilometre 36, community of Sierra Gorda, Region of Antofagasta.

ABOUT XSTRATA COPPER

Xstrata Copper, whose headquarters is located in Brisbane, Australia, is one of the commodities business units that make up the important international diversified mining group, Xstrata plc. Xstrata Copper operations and projects are distributed among eight countries: Argentina, Australia, Canada, Chile, United States, Philippines, Papua New Guinea, and Peru. Its operations are administered by five independent divisions, established near those mining operations: North Queensland, Minera Alumbrera, North Chile, Southern Peru, and Canada. Xstrata Copper also owns a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest producer of copper in the world. In 2008 it produced 952,000 metric tons of copper in cathodes and concentrates that was attributable to extracted copper.

Contacts:

Xstrata Copper North Chile Division
Ursula Weber
Corporate Affairs Manager
+56 55 416 116
+56 7 8089606
uweber@xstratacopper.cl

Xstrata Copper
Emily Russell
Communications Manager
+ 44 1865 510918
+ 44 7795 571023
erussell@xstratacopper.com


xstrata
copper
División Norte de Chile

Xstrata File
Number 82-34660



MEDIA RELEASE

ANTAMINA APPROVES US$1.3 BILLION EXPANSION

Zug, 05 January 2009

Xstrata plc announces that the Board of Compañia Minera Antamina has approved an investment of US$1.3 billion to expand ore processing capacity at its mine site by 38% to 130,000 tonnes per day.

Xstrata holds a 33.75% interest in the company, which operates the Antamina copper-zinc mine in Peru's Ancash Region, and is represented on its Board and Executive Committee.

In November 2008, Antamina announced a 77% increase to Mineral Reserves to 745 million tonnes following an intensive in pit exploration program. This significant increase to Mineral Reserves was incorporated into the expansion feasibility study, enabling Antamina to approve this expansion to processing capacity and extend the mine life by six years to 2029.

Xstrata Copper Chief Executive Charlie Sartain commented: "This is the third brownfield expansion of an operation involving Xstrata Copper that has been approved in recent months, following the announcements to construct Lomas Bayas II in October and Ernest Henry underground earlier in December. These three projects provide a firm foundation for Xstrata Copper to implement its business strategy to grow production by 60% to 1.5 million tonnes in 2015."

Xstrata Zinc Chief Executive Santiago Zaldumbide said: "The zinc production coming from Antamina reinforces the position of Xstrata Zinc as the largest integrated zinc producer in the world."

The expansion will require the acquisition of new mining equipment, an expansion to the truck workshop and concentrator plant, the construction of a new 55 kilometre electric power transmission line, and enhancements to the current water management and tailings storage systems.

The expansion will create 2,726 jobs in the construction phase and 500 additional permanent positions. Construction will commence in the first quarter of 2010 and the project is scheduled to be commissioned in the fourth quarter of 2012.

Ends

Xstrata File
Number 82-34660

Xstrata contacts

Pam Bell
Xstrata
Telephone: +44 207 968 2822
Mobile: +44 7799 626715
Email: pbell@xstrata.com

Emily Russell
Xstrata Copper
Mobile: + 44 7795 571 023
Email: erussell@xstratacopper.cl

ABOUT XSTRATA

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 19 countries.

ABOUT ANTAMINA

The Antamina open pit operation is located in north-central Peru's Ancash Region and is operated by the joint venture company, Compañia Minera Antamina SA. The joint venture partners are Xstrata (33.75%), BHP Billiton (33.75%), Teck Resources (22.5%) and Mitsubishi Corporation (10%). Xstrata is represented on Antamina's Board and Executive Committee.

In 2008, Antamina produced 370,000 tonnes of copper and 403,000 tonnes of zinc in concentrate.

Xstrata File
Number 82-34660





NEWS RELEASE

NEW GOLD NOTIFICATION IN RESPECT OF EL MORRO

Santiago, 7 January 2010

Xstrata Copper confirms that its subsidiary, Xstrata Copper Chile SA, has today received notification from New Gold Inc. ("New Gold") of New Gold's intention to exercise its right of first refusal to acquire Xstrata Copper's 70% interest in the El Morro copper-gold project in Chile.

On 12 October 2009, Xstrata Copper announced a formal sale agreement with Barrick Gold Corporation. Under this agreement, Barrick Gold agreed to acquire Xstrata's 70% interest in El Morro SCM, the holder of the El Morro project, and associated rights and assets, for a total cash consideration of $465 million, subject to several conditions.

Xstrata Copper will review the notice given by New Gold. A further announcement will be made in due course.

Ends

Xstrata contacts:

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Emily Russell
Xstrata Copper
Mobile +44 7795 571023
Email erussell@xstratacopper.com

Notes to editors

About Xstrata plc
Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures

to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 19 countries.

About Xstrata Copper
Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

In Chile, Xstrata Copper's North Chile Division is headquartered out of the city of Antofagasta and manages the Lomas Bayas open pit copper mine and Altonorte Metallurgical Complex, both in Antofagasta Region, and Xstrata Copper's 44% interest in the Collahuasi open pit copper mine in Tarapacá Region. Xstrata Copper is also developing the Energía Austral hydropower project in Aysén Region in southern Chile.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of nearly one million tonnes.

About El Morro
The El Morro copper-gold project is located 4,000 metres above sea level in the district of Alto del Carmen, in the Atacama region of north-central Chile. Xstrata Copper acquired El Morro project in August 2006 as part of the Xstrata Group's acquisition of Canadian miner Falconbridge. In December 2007 Xstrata completed a Feasibility Study on El Morro and in November 2008 submitted for approval to the Chilean authorities the project's Environmental and Social Impact Assessment (ESIA). The ESIA is still under evaluation by the Chilean authorities.

The partners in El Morro SCM are Xstrata Copper (70%) and New Gold subsidiary Datawaves Sciences Inc.


2010 MAY -7 A 8:01
RECEIVED


xstrata

XSTRATA DONATION TO HAITI EARTHQUAKE APPEAL

15 January 2010

Xstrata plc has today donated US$500,000 to the International Red Cross Haiti Appeal, established to provide emergency aid and relief to those affected by this week's devastating earthquake in Haiti. Xstrata Nickel's Falcondo operation is situated in the Dominican Republic, which borders Haiti.

The donation has been made from Xstrata's central Corporate Social Involvement funds.

Ends


xstrata
copper

Xstrata File
Number 82-34660

NEWS RELEASE

XSTRATA COPPER ANNOUNCES MINERAL RESOURCE UPDATE FOR THE FRIEDA RIVER COPPER-GOLD PROJECT IN PAPUA NEW GUINEA

Brisbane, 22 January 2010

Xstrata Copper announces a revised Mineral Resource estimate for the Horse-Ivaal-Trukai (HIT) deposit at the Frieda River copper-gold project in Papua New Guinea. The resource estimate includes significantly increased inventory and improved confidence levels, including a 26% increase in resource tonnage. Measured Resources have been reported for the first time and Measured and Indicated tonnes now total 40% of the increased resource inventory.

The new HIT resource estimate indicates a Measured, Indicated and Inferred Resource of over 1 billion tonnes at 0.53% copper, 0.29 g/t gold and 0.8g/t silver, using a cut-off grade of 0.3% copper.

Xstrata Copper Executive General Manager Project Evaluation, Peter Forrestal, said that the latest results confirmed Frieda River as potentially a very significant copper-gold producer in the Asia-Pacific region.

"Since assuming management control of the Frieda River Project in January 2007, Xstrata Copper has conducted an aggressive evaluation programme, completing 65,000 metres of drilling as part of scoping and pre-feasibility studies. The increased scale of and confidence in the resource indicated by this revised estimate for the Horse-Ivaal-Trukai deposit underlines the success of this approach.

"Our current focus is to conduct various technical studies to support a pre-feasibility study which is scheduled for completion in the third quarter of 2010. Stakeholder engagement and environmental studies are also under way.

"We are committed to moving forward with the Frieda River project in genuine partnership with our joint venture partners Highlands Pacific Limited and OMRD, the project's host communities and district, provincial and national governments," said Mr Forrestal.

Table 1 Horse-Ivaal-Trukai Mineral Resources* as of 23 December 2009

Resource Class	Mt	Cu (%)	Au (g/t)	Ag (g/t)
Measured	30	0.60	0.32	0.7
Indicated	390	0.57	0.33	0.8
Inferred	640	0.51	0.26	0.8
Total	**1,060**	**0.53**	**0.29**	**0.8**

* Horse-Ivaal-Trukai is a copper-gold porphyry deposit. The Mineral Resource estimate is reported above a 0.3% copper cut-off and is shown on 100% ownership basis as of 23 December 2009. The figures are constrained by topography and an economic pit calculated with Measured, Indicated and Inferred Resources. Numbers may not be exact as they are rounded for tabulation.

The information in this press release that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Mr. Raul Roco, who is a Member of The Australasian Institute of Mining and Metallurgy. Mr. Roco is a fulltime employee of the company. Mr. Roco has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves. Mr. Roco consents to the inclusion in the press release of the matters based on his information in the form and context in which it appears.

Ends

Xstrata contacts

Sue Sara
General Manager, Corporate Affairs Queensland,
Xstrata Copper
Telephone: +61 7 3295 7535
Mobile: +61 411 206 090
Email: suesara@xstrata.com.au

Emily Russell
Corporate Communications Manager
Xstrata Copper
Telephone: +562 478 2200
Mobile: + 44 7795 571 023
Email: erussell@xstratacopper.cl

www.xstrata.com

Notes to editors

ABOUT XSTRATA PLC

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 19 countries.

ABOUT XSTRATA COPPER

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its operations and projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

In Chile, Xstrata Copper's North Chile Division is headquartered out of the city of Antofagasta and manages the Lomas Bayas open pit copper mine and Altonorte Metallurgical Complex, both in

Antofagasta Region, and Xstrata Copper's 44% interest in the Collahuasi open pit copper mine in Tarapacá Region. Xstrata Copper is also developing the Energía Austral hydropower project in Aysén Region in southern Chile.

Xstrata Copper is the fourth largest global copper producer with annual attributable production capacity of nearly one million tonnes.

FRIEDA RIVER PROJECT
The Frieda River copper-gold project is located on the border of the Sandaun and East Sepik provinces in Papua New Guinea (PNG), about 200 kilometres from the coast and 70 kilometres from the navigable Sepik River. It is a joint venture between Xstrata Frieda River Limited (76.30%), Highlands Frieda Ltd (16.95%) and OMRD Frieda Co Ltd (6.75%). The project is managed by Xstrata Copper and is currently in the pre-feasibility study stage, due for completion in the third quarter of 2010.



Zug, 1 February 2010

PRODUCTION REPORT FOR 12 MONTHS ENDED 31 DECEMBER 2009

Highlights:

- Record annual production of thermal coal, mined nickel, zinc in concentrate and lead metal
- Stronger second half volumes of chrome, platinum, copper, semi-soft and coking coal, with a significant increase in fourth quarter volumes across almost all commodities compared to third quarter
    - Xstrata Alloys progressively increased production from 20% of annual capacity at the start of 2009 to approximately 85% by year end in line with improving demand
    - Recommencement of Oaky No. 1 longwall in August after seven months of suspended operations
- Far-reaching restructuring and operational improvements delivered, in particular in nickel and zinc, to achieve material improvements in costs and competitiveness
    - Record production levels at Mount Isa and McArthur River zinc operations following restructuring and expansion
- Successful completion of Goedgevonden Colliery, currently being commissioned to reach full capacity of 7 million tonnes per annum of thermal coal in 2011
- Low-cost Nickel Rim South mine produced more than 500,000 tonnes of ore in 2009 and will reach full capacity of 1.25 million tonnes in 2011, on time and on budget
- Construction commenced on the $1 billion development of Mangoola open cut thermal coal mine in Australia to produce up to 10.5 million tonnes ROM of export and domestic quality thermal coal annually, with an expected mine life of 18 years
- During 2009, three major organic growth projects gained Xstrata plc Board approval:
    - ATCOM East thermal coal project in South Africa will produce around 5.7 million tonnes per annum ROM and 3.1 million tonnes per annum of saleable thermal coal for a capital commitment of approximately $407 million
    - $293 million investment approved to extend the life of Xstrata Copper's Lomas Bayas mine in Chile by eight years to 2020 and sustain production capacity at an expanded rate of 75,000 tonnes per year of copper cathode
    - $542 million development to extend the life of Ernest Henry copper mine in Australia to at least 2024 through transformation to a major underground mine and magnetite extraction plant
- $1.3 billion (100%) expansion to Antamina Joint Venture (Xstrata share 33.75%) announced in January 2010 to increase processing capacity by 38% through concentrator expansion and mining fleet additions
- Increased mineral resource estimates in 2009 at Xstrata Coal's Wandoan project, Ravensworth West/Cumnock areas, Mangoola, Tahmoor and Ravensworth Underground (Australia) and Xstrata Copper's Southern Peru division, Lomas Bayas copper mine (Chile), Tampakan copper-gold project (Philippines), El Pachón (Argentina) and, in January 2010, Frieda River (Papua New Guinea)

Xstrata Alloys

Ferrochrome production decreased by 30% in 2009 compared to the prior year, as a result of the Xstrata-Merafe Chrome Venture's curtailment of up to 80% of ferrochrome production capacity in late 2008 and early 2009 in response to the rapid decline in market conditions. Production was progressively increased during the year from 20% of annual capacity in early January to approximately 85% by year end, in line with improving demand. The strengthening of the Rand against the US dollar during 2009 continued to exert pressure on margins and, together with improving demand, enabled ferrochrome producers to achieve a 30% increase in pricing from $0.79 per pound in the first quarter to $1.03 per pound in the fourth quarter.

Ferrovanadium volumes fell by 37% in 2009 due to the suspension of production at Rhovan, Xstrata's integrated vanadium operation, during the third quarter for extended maintenance. The operation returned to full production in mid October.

Overall, PGM volumes remained nearly unchanged year-on-year at 222,000 ounces. Production was adversely affected by above average rainfall in the early part of the year, which halted production at Eland for several days, and unforeseen geological anomalies which impacted the head grade at Mototolo. These disruptions were offset by higher recoveries from an increased supply of UG2 ore to the mill and improved feed grade at Eland. During the last quarter of the year, Eland commenced development of an underground mine to replace its opencast tonnage and progressively increase current platinum production levels to up to 300,000 platinum ounces per annum from 2014.

Ferrochrome

	Year ended 31.12.09	Year ended 31.12.08
Attributable* saleable production (kt)	**786**	1,126
Indicative average published price (¢/lb) (Metal Bulletin)	**85.0**	175.8

* Reflects Xstrata's 79.5% share of the Xstrata-Merafe Chrome Venture

Vanadium

	Year ended 31.12.09	Year ended 31.12.08
Consolidated** saleable ferrovanadium production (k kg)	**2,284**	3,622
Consolidated** saleable vanadium pentoxide (k lb)	**11,492**	16,604
Indicative average published price ferrovanadium (US$/kg) (Metal Bulletin)	**25.0**	61.2
Indicative average published price vanadium pentoxide (US$/lb) (Metal Bulletin)	**6.0**	13.5

** Consolidated 100%

Platinum

	Year ended 31.12.09	Year ended 31.12.08
Consolidated† saleable production (oz)		
Platinum	**132,969**	138,098
Palladium	**67,435**	65,774
Rhodium	**21,182**	18,644
Average prices ($/oz)		
Average (London Platinum and Palladium Market) Platinum price ($/oz)	**1,205**	1,578
Average (London Platinum and Palladium Market) Palladium price ($/oz)	**264**	353
Average (Johnson Matthey) Rhodium price ($/oz)	**1,559**	6,558

† Consolidated 100% of Eland and 50% of Mototolo

Xstrata Coal

Total consolidated coal production increased by 11% to 95.2 million tonnes in 2009, with thermal and semi-soft coal up 13% and 17% respectively compared to 2008.

Total thermal coal volumes rose to 82.6 million tonnes, as a result of the inclusion of 10.5 million tonnes from the Colombian Prodeco operations, acquired in March, combined with increased volumes at the highly productive Newlands Northern Underground mine in Queensland as a result of improved geological conditions.

The construction of the Goedgevonden open pit thermal coal mine in South Africa was successfully completed during the year and is ramping up to full production of 7 million tonnes per annum in 2011. Despite additional tonnes from Goedgevonden, production from the South African operations fell by 8% compared to the prior year, due to the planned shutdown of Impunzi Underground and reduced demand for unwashed coal in the domestic and export Atlantic market. Lower demand for export thermal coal in the Atlantic coal market also constrained Colombian production.

Semi-soft coking coal production increased by 17% year-on-year due to the New South Wales operations switching from thermal production to higher-priced semi-soft production to maximise margins.

Production of Australian coking coal decreased by 7% for the full year, as the suspension of longwall operations at Oaky No 1 for the first half of 2009 in response to weak market conditions and industrial action at Tahmoor were only partly offset by increased productivity at Oaky North.

	Year ended 31.12.09	Year ended 31.12.08
Total consolidated production (million tonnes)	**95.2**	85.5
Total thermal coal	**82.6**	73.3
Australian thermal	**41.1**	40.2
South African thermal*	**20.8**	22.7
Americas thermal**	**20.7**	10.4
Total coking coal (Australia)	**6.4**	6.9
Total semi-soft coking coal (Australia)	**6.2**	5.3
Average received export FOB coal price ($/t)		
Australian thermal	**80.3**	95.6
South African thermal	**68.1**	78.4
Americas thermal	**74.8**	80.9
Australian coking	**145.0**	232.5
Australian semi-soft coking	**122.5**	157.5

* For production reporting DTJV is included for the full year ended 31 December 2009. For financial reporting DTJV was excluded from Xstrata Coal's ex-mine results from 3 March 2008 to 1 July 2009 due to the DTJV re-structuring

** Prodeco operations included from acquisition effective date of 1 January 2009

Xstrata Copper

Total mined copper production decreased by 5% to 906,898 tonnes in 2009 compared to the previous year, mainly due to a 75,000 tonne reduction in copper production at Ernest Henry and lower output at Alumbrera and Antamina. Output at Ernest Henry was significantly impacted by the planned higher waste stripping rate required to access the next ore zone, flooding during the record wet season earlier in the year that required extensive pit dewatering and lower ore grades in line with the mine plan. Planned lower grades at Alumbrera also reduced output, as the grade profile of the operation naturally declines together with lower copper grades at Antamina as the mine plan moved from mainly copper-only ore zones to a zinc-copper ore zone in 2009.

Record performances at Xstrata Copper's Chilean operations and the Mount Isa mining operations in Australia partially offset reduced volumes. Total copper production increased at Collahuasi by 15%, as a result of higher milled volumes, grades and metallurgical recoveries. These improvements more than compensated for the failure of the main feed conveyor to the concentrator plant in July that resulted in reduced throughput for 44 days. Copper cathode production at Lomas Bayas improved by 24% following the completion of an expansion project in the last quarter of 2008 that more than offset the impacts of an eight day strike in May. Increased mill throughput and higher grades resulted in a 7% increase to copper in concentrate production at Mount Isa.

Gold production decreased by 27% to 502,967 ounces in 2009 compared to the previous year, mainly due to lower grades and recoveries at Alumbrera and significantly lower gold production at Ernest Henry.

Total combined custom and mined copper cathode production declined by 10% as a result of the temporary suspension of operations at the Kidd metallurgical plant and slow downs at the other Canadian metallurgical operations resulting from excessive acid inventories following a collapse in demand for sulphuric acid. This was partially offset by a 16% increase to anode production at Altonorte in Chile, following an expansion completed at the end of 2008 and a 4% increase to achieve record cathode production at the Townsville refinery in Australia due to the increased supply of anode from Altonorte.

In December 2009, as part of a rationalisation of its Canadian operations, Xstrata Copper announced that the Kidd metallurgical operations would permanently cease operations in June 2010 as a result of fundamental changes in the global smelting industry that have made the Kidd metallurgical plants economically unviable.

	Year ended 31.12.09	Year ended 31.12.08
Argentina – Alumbrera*		
Material mined (t)	88,199,734	99,397,413
Ore mined (t)	29,303,980	28,070,827
Copper head grade (%)	0.46	0.50
Gold head grade (g/t)	0.49	0.55
Ore treated (t)	37,533,923	37,502,049
Concentrate produced (t)	550,943	614,810
Copper in concentrate (t)	143,084	156,893
Gold in concentrate (oz)	366,368	443,919
Gold in doré (oz)	55,628	60,484
Total gold (oz)	421,996	504,403
Australia - Ernest Henry		
Material mined (t)	24,784,595	31,278,138
Ore mined (t)	2,673,307	12,164,437
Copper head grade (%)	0.75	1.07
Gold head grade (g/t)	0.38	0.53
Ore treated (t)	8,020,446	11,406,365
Concentrate produced (t)	127,708	387,803
Copper in concentrate (t)	35,562	110,890
Gold in concentrate (oz)	45,227	146,116
Australia - Mount Isa		
Ore mined (t)	5,980,268	5,913,003
Copper head grade (%)	2.95	2.84
Ore treated (t)	6,028,600	5,881,244
Concentrate produced from ore (t)	627,117	583,937
Copper in concentrate from ore (t)	161,947	151,577
Anode copper (t)	214,350	236,210
Copper cathode(t)	277,320	266,517
Canada - Kidd Creek Mine and Metallurgical Sites		
Ore mined (t)	2,273,366	2,565,112
Copper head grade (%)	2.02	1.88
Ore treated (t)	2,386,920	2,439,513
Concentrate produced (t)	160,714	156,796
Copper in concentrate (t)	43,620	42,723
Copper cathode (t)	54,060	87,327
Canada – Horne		
Concentrate treated (t)	694,900	767,207
Anode copper (t)	163,700	171,483
Canada - CCR Refinery		
Copper cathode (t)	278,196	344,809
Chile – Collahuasi**		
Material mined (t)	74,870,120	73,256,998
Ore mined (t)	31,327,040	25,387,918
Copper head grade (%)	1.21	1.18
Ore milled (t)	19,953,234	18,751,574
Concentrate produced (t)	808,689	692,587
Copper in concentrate (t)	216,800	182,585
Copper cathode (t)	18,977	21,732

	Year ended 31.12.09	**Year ended 31.12.08**
Chile - Lomas Bayas		
Material mined (t)	54,374,956	52,345,353
ROM leach (t)	37,644,524	31,109,378
ROM copper grade (%)	0.28	0.23
Heap leach (t)	13,353,301	13,670,161
Heap leach copper grade (%)	0.41	0.41
Copper cathode (t)	73,043	59,134
Chile – Altonorte		
Concentrate treated (t)	915,049	822,836
Anode copper (t)	268,014	231,902
Peru - Antamina Copper* **		
Material mined (t)	38,305,341	39,341,572
Ore mined (t)	12,816,021	12,853,862
Copper head grade (%)	1.16	1.25
Ore treated (t)	11,331,118	10,272,815
Copper concentrate produced (t)	369,045	409,659
Copper in concentrate (t)	106,671	115,997
Peru – Tintaya		
Material mined (t)	82,314,762	78,539,821
Ore mined (t)	8,914,259	8,886,330
Ore milled (t)	6,991,682	7,109,747
Copper grade in ore milled (%)	1.39	1.38
Gold grade in ore milled (g/t)	0.25	0.27
Concentrate produced (t)	264,971	272,850
Copper in concentrate (t)	81,739	83,632
Gold in concentrate (oz)	35,745	36,693
Copper cathode (t)	25,454	27,263
Total mined copper production (t) (contained metal)	906,898	952,426
Total mined gold production (oz) (contained metal)	502,967	687,212
Total copper cathode (from own and third party material) (t)	727,050	806,782
Average LME copper price (US$/t)	5,150	6,956
Average LBM gold price (US$/oz)	973	872

* 100% consolidated figures

** Xstrata Copper's pro-rata share of Collahuasi (44%)

*** Xstrata Copper's pro-rata share of Antamina (33.75%)

Xstrata Nickel

Total mined nickel production increased to 57,052 tonnes, 5% higher than in 2008, as increased head grades and volumes from Raglan, significantly higher volumes from Xstrata Nickel Australasia (XNA) and initial feed from the Nickel Rim South operation more than offset the impact of the restructuring of the Sudbury operations. Xstrata Nickel's restructuring, which repositioned the business lower on the cost curve, included the closure of high-cost, end-of-life mines in Sudbury, the suspension of Falcondo, significant reductions in operational and administrative costs and the deferral of the Fraser Morgan and Sinclair underground growth projects. The Montcalm mine was suspended at the end of March and indefinitely suspended from June, following unplanned ground movement. Strathcona's milling capacity was reduced by 50% to better align with the processing of inventories from Sudbury mines and decreased local feed volumes. Total mined ore processed at Strathcona declined by 45% in 2009 compared to last year.

Raglan increased its nickel in concentrate production by 13%, as a result of an 11% increase in nickel head grade and a 12% increase in ore mined compared to 2008. Nickel in concentrate production at Xstrata Nickel's Australian operations increased by 119% to a record 16,678 tonnes, due to a significant increase in mining at the Prospero deposit, a 3% increase in head grade overall at Cosmos and the commissioning of the Sinclair open pit mine.

Nickel production at the Nikkelverk refinery remained at a similar level to 2008, as increased volumes at Raglan and XNA offset the loss of direct feed from Sudbury and Montcalm and reduced third party feed volumes. Nikkelverk produced a record 46,605 tonnes of nickel in the second half of 2009, demonstrating its ability to operate at an increased annualised rate of 92,000 tonnes, following minimal capital cost debottlenecking initiatives.

The Falcondo ferronickel operation in the Dominican Republic remains on care and maintenance.

	Year ended 31.12.09	Year ended 31.12.08
North America – Sudbury Operations		
Ore mined (t)	**715,629**	1,641,687
Nickel head grade (%)	**1.31**	0.98
Copper head grade (%)	**2.08**	1.12
Ore treated (t)	**1,099,817**	1,914,763
Nickel in concentrate (t)*	**11,409**	16,810
Nickel in matte (t)*	**65,889**	64,906
Copper in concentrate (t)*	**21,361**	19,138
Copper in matte (t)*	**18,560**	17,811
Cobalt in concentrate (t)*	**277**	538
Cobalt in matte (t)*	**2,476**	2,648
North America – Montcalm		
Ore mined (t)	**208,681**	953,871
Nickel head grade (%)	**1.02**	1.20
Copper head grade (%)	**0.61**	0.65
Ore treated (t)	**226,399**	927,158
Nickel in concentrate (t)	**1,961**	8,905
Copper in concentrate (t)	**1,179**	5,091
Cobalt in concentrate (t)	**73**	338
North America – Raglan		
Ore mined (t)	**1,465,788**	1,314,191
Nickel head grade (%)	**2.56**	2.30
Copper head grade (%)	**0.68**	0.62
Ore treated (t)	**1,310,657**	1,300,133
Nickel in concentrate (t)	**29,262**	25,873
Copper in concentrate (t)	**7,188**	6,402
Cobalt in concentrate (t)	**586**	512

	Year ended 31.12.09	Year ended 31.12.08
Australia – XNA**		
Ore mined (t)	**567,469**	286,254
Nickel head grade (%)	**3.51**	3.53
Ore treated (t)	**648,481**	262,857
Nickel in concentrate (t)	**16,678**	7,610
Copper in concentrate (t)	**928**	303
Cobalt in concentrate (t)	**459**	120
Dominican Republic – Falcondo***		
Ore mined (t)	**–**	2,745,612
Nickel head grade (%)	**–**	1.14
Ore treated (t)	**–**	1,707,958
Nickel in ferronickel (t)	**–**	18,782
Europe – Nikkelverk		
Nickel metal (t)	**88,577**	88,741
Copper metal (t)	**33,881**	37,027
Cobalt metal (t)	**3,510**	3,719
Total mined nickel production (t) (contained metal)	**57,052**	54,523
Total mined copper production (t) (contained metal)	**25,428**	27,703
Total mined cobalt production (t) (contained metal)	**1,326**	1,341
Total refined nickel production (t) (payable metal)	**88,577**	88,741
Total mined ferronickel production (t) (contained metal)	**–**	18,782
Average LME nickel cash price ($/t)	**14,712**	21,104
Average LME copper cash price ($/t)	**5,150**	6,956
Average Metal Bulletin cobalt low grade price ($/lb)	**15.17**	35.16

* Including production from ore and other feed purchased from third party mines and smelters
** Consolidated from 1 February 2008
*** 100% consolidated figures

Xstrata Zinc

Zinc in concentrate production increased by 20% to 1,032,755 tonnes compared to 2008, as a result of expansions and restructuring at the Australian operations, the first full year of production at Perseverance mine, increased volumes at Brunswick mine and higher zinc production at the Antamina copper-zinc operation. The restructuring of the Mount Isa operations resulted in a 15% increase in zinc in concentrate, despite the operation being impacted by severe weather during the first quarter of the year. Production at McArthur River Mine rose by 17% following its expansion to an open pit operation which was completed in the first half, offsetting the temporary suspension of the operation in the first two months of the year.

Total refined zinc metal production of 825,208 tonnes was a 4% increase on 2008, despite smelter cutbacks in Canada in response to the weak acid market and lower production at Nordenham to optimise power usage. San Juan de Nieva smelter reached full capacity, producing 500,776 tonnes of zinc metal, an 11% increase on 2008.

Lead in concentrate production decreased by 9% in 2009 as a result of lower ore grades at the Australian operations. Refined lead metal production increased by 10% in 2009 as higher volumes of crude lead were processed at the Northfleet refinery.

On 1 February 2010, Xstrata Zinc and its joint venture partner Minco Plc announced a $10 million (€7 million) exploration programme for 2010 at the Pallas Green zinc-lead project in Ireland.

	Year ended 31.12.09	Year ended 31.12.08
Australia – Mount Isa		
Ore mined (t)	7,321,971	6,357,981
Zinc head grade (%)	6.0	6.4
Lead head grade (%)	2.9	3.4
Silver head grade (g/t)	59.1	69.3
Ore treated (t)	7,424,153	6,099,914
Zinc in concentrate (t)	324,164	283,063
Lead in concentrate (t)	126,227	140,023
Lead in lead/silver bullion (t)	146,099	166,866
Lead in purchased concentrate smelted(t)	20,166	40,657
Silver in crude lead (koz)	7,792	10,197
Silver in purchased concentrate smelted (koz)	2,999	5,076
Australia – McArthur River		
Ore mined (t)	2,092,179	1,977,476
Zinc head grade (%)	10.3	9.6
Lead head grade (%)	4.5	4.5
Ore treated (t)	2,170,895	2,111,993
Zinc in concentrate (t)	166,467	142,460
Lead in concentrate (t)	37,093	36,560
Silver in concentrate (koz)	1,465	1,282
Australia – Lennard Shelf*		
Zinc in concentrate (t)	-	15,385
Lead in lead concentrate (t)	-	4,507
Europe – San Juan de Nieva		
Zinc metal (t)	500,776	450,381
Europe – Nordenham		
Zinc metal (t)	146,634	151,096

	Year ended 31.12.09	Year ended 31.12.08
Europe – Northfleet		
Mount Isa sourced lead (t)	157,865	138,959
Other lead (t)	-	102
Total lead (t)	157,865	139,062
Mount Isa refined silver (koz)	8,758	7,907
Total silver (koz)	8,758	7,907
North America – Brunswick mine		
Ore mined (t)	3,322,565	3,311,624
Zinc head grade (%)	8.6	8.4
Lead head grade (%)	3.3	3.3
Silver head grade (g/t)	101	105.0
Ore treated (t)	3,321,219	3,300,726
Zinc in zinc concentrate (t)	232,709	222,033
Zinc in bulk concentrate (t)	19,707	20,445
Lead in bulk concentrate (t)	13,824	14,685
Lead in lead concentrate (t)	52,638	55,721
Lead in lead concentrate to smelter (t)	51,977	55,719
Lead in other feeds to smelter (t)	20,118	25,612
Total refined lead (t)	83,620	81,329
Silver in bulk concentrate (koz)	959	1,050
Silver in lead concentrate to smelter (koz)	2,480	2,838
Silver in other feeds to smelter (koz)	6,026	2,010
Total silver in doré (koz)	9,075	4,897
North America – CEZ refinery **		
Zinc metal (t)	65,105	72,895
North America – Perseverance		
Ore mined (t)	1,010,598	511,341
Zinc head grade (%)	14.4	13.5
Ore treated (t)	1,023,699	492,263
Zinc in concentrate (t)	135,708	60,265
Copper in concentrate (t)	8,607	3,793
North America-Kidd Creek		
Zinc metal (t)	112,693	121,193
Peru - Antamina Zinc***		
Ore mined total (t)	12,816,021	12,853,862
Zinc head grade (%)	3.0	1.5
Ore treated total (t)	11,331,118	10,272,815
Zinc in concentrate (t)	154,000	117,381
Total zinc in concentrate production (t)	1,032,755	861,033
Total zinc metal production (t)	825,208	795,565
Total lead in concentrate production (t)	229,782	251,496
Total lead metal production (t)	241,485	220,391
Average LME zinc price ($/t)	1,659	1,870
Average LME lead price ($/t)	1,726	2,084

* Xstrata Zinc's pro-rata share of Lennard Shelf production (50%), closure announced on 14 July 2008
** Xstrata Zinc's pro-rata share of CEZ production (25%)
*** Xstrata Zinc's pro-rata share of Antamina production (33.75%)

Ends

Xstrata contacts:

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Pamela Bell
Telephone +44 20 7968 2822
Mobile +44 7799 626715
Email pbell@xstrata.com

Investors & analysts
Hanré Rossouw
Telephone +44 20 7968 2820
Mobile +44 7879 455 885
Email hrossouw@xstrata.com

Notes to editors

About Xstrata plc

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 19 countries.

Xstrata File
Number 82-34660


xstrata
nickel

NEWS RELEASE

XSTRATA NICKEL SUDBURY OPERATIONS AND CANADIAN AUTO WORKERS LOCAL 598 REACH TENTATIVE COLLECTIVE AGREEMENT

Sudbury, Ontario, 1 February 2010

Xstrata Nickel announces that the Company's Sudbury Operations has reached a tentative agreement for a new Collective Agreement with the Canadian Auto Workers Sudbury Mine, Mill and Smelter Workers Union Local 598, which represents Xstrata Nickel's Sudbury production and maintenance employees. The prior agreement expired at midnight on January 31, 2010.

The Union's bargaining team has recommended acceptance of the new agreement. Details of the agreement will be presented to Union members and will be followed by ratification voting. Ratification meetings will be held early this week.

"We are very pleased to have reached this tentative agreement. We believe the new offer is fair and equitable, addressing the needs of both the Company and employees. We can continue to work together to pursue our goals in Sudbury, positioning our business for future success," said Marc Boissonneault, Vice-President of Xstrata Nickel's Sudbury Operations. "The achievement of this tentative agreement was the result of dedication and commitment on both sides of the bargaining table. I congratulate the teams for attaining this positive outcome."

Ends

Editors Notes

Xstrata plc

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 19 countries.

Xstrata Nickel

Xstrata Nickel, headquartered in Toronto, Canada, is one of Xstrata Group's global commodity businesses. Xstrata Nickel's operations include mines and processing facilities in Canada, the Dominican Republic and Australia, and a refinery in Norway. Xstrata Nickel has a promising portfolio of growth projects in Canada, New Caledonia, Tanzania and Brazil. Xstrata Nickel is the world's fifth largest nickel producer, with annual managed production of more than 107,000 tonnes of refined nickel.

Xstrata Nickel's Sudbury Operations

Xstrata Nickel's Sudbury Operations consist of the Nickel Rim South project, a mill and a smelter. The facilities are spread throughout the 60 kilometre, oval-shaped geological formation known as the Sudbury Basin. Nickel and copper are the primary metals but cobalt and precious metals such as platinum are also produced.

Xstrata Nickel Contacts

Peter Fuchs, Director Corporate Affairs
Office +1 416 775 1523
Mobile +1 416 305 9273
Email pfuchs@xstratanickel.ca

Xstrata File
Number 82-34660


xstrata
nickel

NEWS RELEASE

RATIFICATION OF COLLECTIVE AGREEMENT BETWEEN XSTRATA NICKEL SUDBURY OPERATIONS AND CANADIAN AUTO WORKERS LOCAL 598

Sudbury, Ontario – February 2 2010

Xstrata Nickel is pleased to announce that it has successfully renewed a three-year Collective Agreement with the Canadian Auto Workers Sudbury Mine, Mill and Smelter Workers Union Local Union 598, representing production and maintenance employees at its operations in Sudbury.

The Agreement was ratified by the Union membership on Tuesday evening, after negotiations that began in mid December.

Highlights of the Agreement include an annual cost of living allowance with a 20-cent hourly wage increase in the third year, C$2,500 Continuity Allowance, a new nickel bonus formula that reflects current business realities, competitive pension and benefit improvements that adjust for inflation, and a new employee performance-based incentive program linked to the achievement of business targets. The Agreement also provides a framework for a new joint Company-Union initiative aimed at mitigating longer term challenges with the current Defined Benefit Pension Program.

In addition, Xstrata Nickel plans to reactivate copper mining at the Fraser Mine in February 2010 and the accord provides for a workforce transition agreement that enables the recall of 100 workers to fill vacant positions, while minimizing any impact on the existing Nickel Rim South workforce as this project ramps up to full production in the second quarter of this year.

"We are very pleased our employees have supported the Agreement and shown that they are committed to the success of Xstrata Nickel's Sudbury Operations," said Marc Boissonneault, Vice-President, Sudbury Operations. "Together, we can move forward to successfully transition Nickel Rim South to full operation, ramp up production at our Fraser Copper Mine and pursue performance enhancements at our Strathcona Mill and Sudbury Smelter, positioning our Sudbury Operations for success for the longer term."

Ends

Xstrata File
Number 82-34660

Xstrata Nickel Contacts

Peter Fuchs, Director Corporate Affairs
Office +1 416 775 1523
Mobile 1 416 305 9273
Email pfuchs@xstratanickel.ca

Editors Notes

Xstrata plc
Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 19 countries.

Xstrata Nickel
Xstrata Nickel, headquartered in Toronto, Canada, is one of Xstrata Group's global commodity businesses. Xstrata Nickel's operations include mines and processing facilities in Canada, the Dominican Republic and Australia, and a refinery in Norway. Xstrata Nickel has a promising portfolio of growth projects in Canada, New Caledonia, Tanzania and Brazil. Xstrata Nickel is the world's fifth largest nickel producer, with annual managed production of more than 107,000 tonnes of refined nickel.

Xstrata Nickel's Sudbury Operations

Xstrata Nickel's Sudbury Operations consist of the Nickel Rim South project, a mill and a smelter. The facilities are spread throughout the 60 kilometre, oval-shaped geological formation known as the Sudbury Basin. Nickel and copper are the primary metals but cobalt and precious metals such as platinum are also produced.

Xstrata File
Number 82-34660



NEWS RELEASE

Zug, 8 February 2010

XSTRATA PLC ANNOUNCES PRELIMINARY RESULTS FOR YEAR ENDED 31 DECEMBER 2009

Key Financial Results $m	**Year ended 31.12.09**	Year ended 31.12.08	% Change
Revenue†	**23,530**	27,952	(16)
Operating EBITDA*†	**7,046**	9,645	(27)
Operating profit*†	**4,476**	7,249	(38)
EBIT*	**4,313**	7,261	(41)
Attributable profit*	**2,773**	4,698	(41)
Earnings per share (basic)* ‡	**$1.05**	$2.77	(62)
Dividends proposed per share	**8¢**	-	-
Net debt to net debt plus equity	**26%**	40%	(35)
Net assets	**34,919**	24,399	43
Net assets per share**‡	**$12.04**	$14.44	(17)

* Excludes exceptional items
** Excluding own shares
† Includes Prodeco for 2009 (refer to note10 of the Consolidated Financial Statements and the Supplementary Information)
‡ 2008 restated after applying a rights issue bonus factor of 0.57

Highlights

- Operating EBITDA of $7 billion despite unprecedented destocking in the first half and lower demand and average prices in 2009 as a result of the global downturn
- Rapid and comprehensive response to the downturn delivered real cost savings of $501 million, representing a 5% reduction in the operating cost base
- Accelerated transformation of Xstrata Nickel operations and restructuring and expansion of Xstrata Zinc's Australian operations reduced average C1 nickel and zinc costs by 33% and 25% respectively
- Operational cash flow of over $5.3 billion, with stronger second half cash generation of $3.7 billion
- Dividend of 8 cents per share proposed for payment in May 2010, reflecting the Board's confidence in Xstrata's near and medium term prospects and financial position
- Gearing reduced to 26% from 40%, as a result of robust cash flows and a successful rights issue in the first quarter to repay a net $3.7 billion of debt
- Over $8 billion of projects currently in construction, with a further $9 billion of projects due to be approved in 2010, providing Xstrata with significant volume growth to benefit from continued robust demand from Asian and other industrialising economies

Mick Davis, Xstrata plc Chief Executive Officer commented:

"Our businesses' rapid and comprehensive response to the downturn in the early part of the year enabled a creditable result in extremely challenging markets in 2009. It has been matched by a swift resumption of investment in key growth projects that will drive substantial volume growth and reductions in operating costs, marking the next stage of Xstrata's transformation.

"In my opinion, the medium term outlook for commodity demand remains very promising, driven by the ongoing urbanisation and industrialisation of high-growth, populous economies, with China and other industrialising countries taking active steps to rebalance their economies towards domestic consumption-led growth over the next decade. There are a number of risks that must be carefully managed on the path to a sustainable OECD recovery. However, many of the short- and medium-term leading indicators we monitor are showing signs of recovery, notwithstanding the fact that credit expansion in OECD economies remains sluggish. In time, the return to a more normalised level of growth of OECD economies will add further impetus to the growth of the global economy and commodity demand.

"Against this background, the shift of emphasis in Xstrata's strategy to a phase more dominated by organic growth is timely and coincides with our view that the supply of many commodities will struggle to keep pace with demand growth.

"Xstrata has been well positioned over the last few years to benefit in this environment. The investments of recent years have delivered a diversified portfolio with the scale and capabilities to develop major new mines. As we enter into this next phase of Xstrata's transformation, I am confident that the Group's prospects remain very encouraging."

The full preliminary results announcement is available from:

http://www.xstrata.com/assets/pdf/xta_prelim_report_2009.pdf

Ends

Xstrata contacts

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 79 381 1823
Email bmattenberger@xstrata.com

Pam Bell
Telephone +44 20 7968 2822
Mobile +44 7799 626 715
Email pbell@xstrata.com

Michael Oke
Aura Financial
Telephone +44 20 7321 0033
Mobile +44 7834 368 299
Email michael@aura-financial.com

Xstrata File
Number 82-34660


xstrata

Preliminary Financial Results

for the year ended 31 December 2009

8 February 2010

Key Financial Results

$m	**Year ended 31.12.09**	Year ended 31.12.08	% Change
Revenue†	**23,530**	27,952	(16)
Operating EBITDA*†	**7,046**	9,645	(27)
Operating profit*†	**4,476**	7,249	(38)
EBIT*	**4,313**	7,261	(41)
Attributable profit*	**2,773**	4,698	(41)
Earnings per share (basic)* ‡	**$1.05**	$2.77	(62)
Dividends proposed per share	**8¢**	-	-
Net debt to net debt plus equity	**26%**	40%	(35)
Net assets	**34,919**	24,399	43
Net assets per share**‡	**$12.04**	$14.44	(17)

* Excludes exceptional items
** Excluding own shares
† Includes Prodeco for 2009 (refer to note 10 of the Consolidated Financial Statements and the Supplementary Information)
‡ 2008 restated after applying a rights issue bonus factor of 0.57

Highlights

- Operating EBITDA of $7 billion despite unprecedented destocking in the first half and lower demand and average prices in 2009 as a result of the global downturn
- Rapid and comprehensive response to the downturn delivered real cost savings of $501 million, representing a 5% reduction in the operating cost base
- Accelerated transformation of Xstrata Nickel operations and restructuring and expansion of Xstrata Zinc's Australian operations reduced average C1 nickel and zinc costs by 33% and 25% respectively
- Operational cash flow of over $5.3 billion, with stronger second half cash generation of $3.7 billion
- Dividend of 8 cents per share proposed for payment in May 2010, reflecting the Board's confidence in Xstrata's near and medium term prospects and financial position
- Gearing reduced to 26% from 40%, as a result of robust cash flows and a successful rights issue in the first quarter to repay a net $3.7 billion of debt
- Over $8 billion of projects currently in construction, with a further $9 billion of projects due to be approved in 2010, providing Xstrata with significant volume growth to benefit from continued robust demand from Asian and other industrialising economies

CEO Report

The dramatic and rapid slowdown in industrial production and destocking which began in late 2008 continued to exert a significant influence over Xstrata's markets in 2009. From the nadir of the global economic slowdown in March, stimulus initiatives in most major economies, especially China, prompted a resurgence in global markets during the remainder of the year. Improving demand for commodities during 2009 was underpinned by investment in Asian infrastructure, which lessened the impact of a more anaemic response in OECD economies. Nonetheless, despite the improving trend, average commodity prices in 2009 were significantly lower than in 2008. The full benefit of rising prices in the second half was also partially offset by the negative impact of a progressively weaker US dollar in the last three quarters of the year against many producer currencies.

Against this challenging background, Xstrata's businesses delivered a robust operating and financial performance, with a strong second half production and sales performance as market conditions improved. Overall the Group achieved earnings before interest, tax, depreciation and amortisation (EBITDA) of over $7 billion, net earnings of $2.8 billion, and strong operating cash flows of $5.3 billion. This solid result was achieved despite substantially lower commodity prices, and reflects the rapid and far-reaching actions taken by our commodity business management teams in response to the downturn. Real unit operating costs were reduced by some $501 million in 2009, representing over 5% of Xstrata's operating cost base.

The Board's increased confidence in the medium term outlook for commodities and Xstrata's encouraging prospects and financial position have enabled the resumption of dividend payments, with a proposed final dividend of 8 cents per share to be paid to shareholders on the record at 23 April 2010.

Rapid response to downturn

I outlined in my report last year a range of short-term initiatives which our businesses implemented to conserve cash and ensure Xstrata's operations remained profitable and robust, even in a prolonged downturn. Higher cost operations and production capacity that could not be supported by market demand were suspended or closed, capital expenditure was slowed down at certain longer term greenfield growth projects and capital and operating cost savings initiatives were accelerated across the Group. Despite the extent of the measures taken over the past 18 months, our operational management teams ensured that our actions did not impair the valuable growth options we have accumulated within our portfolio.

The devolved nature of our business model emphasises accountability and responsibility at the local level and encourages an entrepreneurial approach to running our operations. Nowhere is this approach more apparent than in the timely and decisive actions taken by every commodity business at every level, to ensure that the Group emerged from recession in a strengthened position. I commend all of our operational management for their timely and innovative responses to conserving cash and cutting cost without impairing safety performance, operational integrity, or growth optionality.

At a Group level, we announced a pre-emptive major rights issue in January to further bolster Xstrata's financial position, following the refinancing of near-term debt obligations in late 2008. Over 99% of Xstrata's shareholders took up their rights in one of the first major rights issues on the UK market in 2009, well in advance of a number of other substantial equity issuances. This strong shareholder support enabled the prompt pay-down of debt by a net $3.7 billion, and provided the Group with a firm financial footing for the year ahead. Gearing at December 2009 is a comfortable 26% compared to 40% at the end of 2008. The Prodeco operations in Colombia were acquired as part of the rights issue transaction for a net sum of $2 billion, including a call option under which Glencore International AG may repurchase the Prodeco business for $2.25 billion, plus Xstrata's earnings from Prodeco from 1 January 2009 to the exercise or expiry of the option and any cash paid into the business by Xstrata. The option expiry date is 4 March 2010.

Longer term strategic restructuring

In addition to the range of immediate actions implemented by each of our commodity business teams to reduce costs, conserve cash and improve productivity, Xstrata's nickel and zinc commodity businesses accelerated a fundamental restructuring of their operations during the downturn. The successful completion of these initiatives has radically reduced operating costs and improved the competitive position of these businesses for the longer term.

Operating and capital cost savings were realised across the zinc portfolio, while zinc in concentrate production increased by 20% and zinc metal by 4% compared to 2008, maintaining Xstrata's position as the premier integrated global zinc producer. Xstrata Zinc undertook a series of initiatives to optimise its Australian operations, including a 40% reduction in unit costs at the Mount Isa complex and a cost reduction of 18% at McArthur River Mine compared to 2008. Production was ramped up from the higher grade George Fisher mine and the large scale Black Star operation with a reduced workforce and lower capital spending, substantially improving productivity. The higher cost Handlebar Hill operation was suspended and is currently operating as a swing producer, sharing resources with Black Star. Recoveries and throughput at the zinc-lead concentrator were maximised at an expanded rate of over 7.4 million tonnes per annum.

Prior to their acquisition by Xstrata in 2003, the Mount Isa zinc operations and McArthur River Mine were under review and likely to be closed. Since that time, Xstrata Zinc's management have identified numerous opportunities to progressively expand the mines and the zinc-lead concentrator at a low capital cost, develop new open cut mines and carry out near-mine exploration to extract maximum value from the resource base. The most recent restructuring is the latest example of an ongoing process to optimise the Australian operations and Mount Isa now represents a large-scale, long life and low cost zinc complex that continues to deliver value to the Group.

Further capital and operating cost savings across the European, Canadian and Australian operations contributed to a 25% reduction in C1 cash costs at the mines from 58.3 cents per pound in 2008 to 43.5 cents per pound in 2009, or to 39.1 cents per pound on an integrated basis including the benefit of the smelters, and real unit cost savings of some $192 million.

Xstrata Nickel accelerated the transformation of its portfolio amidst a severe deterioration in market conditions, including the suspension of the Fraser Mine complex in Sudbury and Falcondo operation in the Dominican Republic, the early closure of the end of life Craig and Thayer-Lindsley mines and a 30% reduction in corporate and operational headcount. Performance at the downstream facilities was optimised by replacing lower quality Sudbury and third party feed with additional volumes of nickel in concentrate from the Australian operations, the higher-grade Raglan mine and initial feed from Nickel Rim South. Consequently, consolidated nickel C1 cash costs fell by 33% to an average of $3.80 per pound in 2009 from $5.63 per pound in 2008 and at the end of 2009, Xstrata Nickel was operating with a run rate of less than $3 per pound. The next stage of Xstrata Nickel's transformation is currently under way with the development of the Nickel Rim South mine and the Koniambo project in New Caledonia. Both mines will benefit from low cash costs and their development will position Xstrata Nickel amongst the lowest-cost producers in the industry.

Xstrata's strategy evolves

From inception, Xstrata has pursued a strategy of value creation through growth and asset improvement for its owners. This strategy has focused on:

- Growth through acquisition;
- Operational transformation and enhancements to net present value; and
- Organic growth from the portfolio.

In its early days as a London-listed mining company, Xstrata's strategy was focused, by necessity, on acquisition-led growth to build a portfolio diversified by commodity and geographic region, with the scale to compete for access to resources, financial and human capital and the capacity and capabilities to build large-scale, new operations. An equally important imperative of this acquisition-led phase was to bring a range of organic growth projects and prospective exploration sites into our portfolio, providing each commodity business with an additional stream of options to increase production and lower operating costs. Three major transformational acquisitions were completed over a period of four years to provide scale and diversity and were supplemented by opportunistic and targeted bolt-on acquisitions to further optimise our existing businesses and facilitate our entry into new commodities. During 2009, we approached Anglo American to propose a transformational merger of the two companies. Anglo American's rejection of our proposal is, in my view, a lost opportunity to create value for both companies' shareholders. In October, Xstrata confirmed that it did not intend to make an unsolicited offer for Anglo American.

The second phase of Xstrata's strategy focused on the transformation of acquired operations to develop integrated, global commodity businesses with a devolved management structure and an owner-operator culture. Operational management within Xstrata have an enduring mandate to enhance the net present value of our operations year-on-year notwithstanding the 'wasting' nature of mining assets and to strive for continuous improvements at operations. Our businesses have consistently risen to this challenge to relentlessly pursue operational excellence, realising year-on-year real cost savings, productivity improvements, adding reserves and resources and extending mine lives, improving health, safety and environmental performance and pro-actively engaging with the broad range of stakeholders in our business.

During the first two phases of Xstrata's development into a major mining group, our businesses have also developed a strong track record for the successful development of major mines and metallurgical operations. Around $9 billion has been spent to deliver 13 organic growth projects in the last five years in coal, chrome, platinum and zinc, all of which have been delivered on or within original budget estimates. In addition to these completed projects, a further 3 mines will be commissioned in 2010, Goedgevonden thermal coal, Nickel Rim South and the Blakefield South longwall coal operation, as Xstrata's organic growth pipeline gathers pace.

The successful delivery of this strategy to date has created a diversified major mining group with five integrated global business units, positioned towards the bottom half of their respective industry cost curves with long mine lives and extensive growth options. Dramatic increases have been achieved in the measured and indicated resource base, with a 445% increase in copper resources and a 61% increase in coal resources since 2005 despite increasing production, a 90% increase in nickel resources since 2007 and a 162% increase in zinc reserves from 2004.

We have in place a world-class sustainable development framework which governs every managed operation and project towards achieving our aim of industry-leading performance in environmental management, health and safety performance and stakeholder engagement. Total recordable and lost time injury frequency rates have been reduced by 68% and 73% respectively since 2003 or an average reduction of around 20% each year, including dramatic improvements at acquired operations. This is very pleasing and an indication of our businesses' success in prioritising safety resources at the site level and in encouraging a strong safety culture. Nonetheless, I am in no way complacent about the scale of the challenge that still faces us if we are to achieve our objective of operating without injuries or fatalities. Nine people lost their lives working at Xstrata's managed operations in 2009. This tragic loss of life is wholly unacceptable to Xstrata's Board and management and improving safety performance remains a core priority.

Delivering future growth

Opportunistic acquisitions and an ongoing focus on NPV enhancement and operational excellence will continue to play a significant role in Xstrata's strategy. Indeed, during the year, we gained an entry into the early stage Zanaga iron ore project in the Republic of Congo. Under the agreement, Xstrata will fund at least $50 million towards ongoing exploration and a pre-feasibility study in return for an option to acquire a majority (50% plus one share) interest in the owner of the project, including a pathway to acquire 100% of the project following completion of the feasibility study.

However, this next stage of our growth and transformation is secured and will be delivered from the development of the projects within our portfolio. Many of the brownfield and greenfield growth projects that have been guided through conceptual and feasibility studies by Xstrata's operational management in recent years are now reaching the approval and construction stage Each of these projects will deliver robust returns with average returns in the mid 20% range at conservative long-run prices. In the past 6 months, 5 projects have been approved with a total capital spend of $2 billion and construction decisions are expected on a further 10 projects in 2010 with a total capital spend of over $9 billion, the majority of which are low cost, low risk brownfield expansions. Capital expenditure will rise accordingly with expected expansionary capital spending of approximately $14 billion over the next three years, including $4.9 billion in 2010. This expenditure will realise the next phase of transformation of Xstrata, both in terms of volume growth, delivering a 50% increase in volumes, but importantly also delivering substantial reductions in the operating cost profile of our businesses.

The proposed substantial investments in organic growth and expansion of mineral resources by Xstrata and our industry peers can only be made in stable regulatory and fiscal environments. Mining investments involve significant capital expenditure over a number of years to construct operations that generate economic benefits for shareholders, governments, employees and communities for two or more decades. In this regard, we remain supportive of an eventual global regulatory framework for carbon emissions that is equitable, effective and that incentivises government and industry investment in new technologies to address climate change, without irreparably damaging national export industries. Similarly, it is imperative that royalty and taxation regimes imposed on the minerals industry are transparent and stable, to enable our industry to develop the basic resources required to satisfy the world's growing demands for social and economic development.

Alloys

Xstrata Alloys benefits from low capital cost, brownfield expansion options in its chrome and platinum operations. The Lion project, which uses proprietary Premus technology to reduce energy consumption and operating costs compared to conventional smelting technology, was designed to support two further phases of expansion to a total capacity of one million tonnes per annum. Phase two would increase capacity by 360,000 tonnes but is dependent on appropriate market conditions for ferrochrome and greater certainty on electricity supply and pricing in South Africa, where lack of generation capacity remains a concern for industry and households alike.

Platinum production from Eland is expected to double to 300,000 ounces of platinum in 2014 through its expansion into a major underground mine with the sinking of the Western Decline commencing this year. In addition, Xstrata Alloys continues to assess its medium to long term PGM growth options through the development of its exploration portfolio with emerging junior BEE companies.

Coal

Xstrata Coal's management team has transformed its portfolio consolidating a range of diverse, smaller operations into tier one large-scale complexes with world class operating costs, regional scale and the ability to leverage shared infrastructure in New South Wales, Queensland and South Africa. In New South Wales, 20 separate operations have developed into four main complexes providing asset-level synergies, economies of scale and a range of high-return brownfield expansion possibilities. In South Africa, the commissioning of Goedgevonden open cut operation (a joint venture with ARM Coal) and the ongoing development of ATCOM East are continuing the transformation of the South African division into three major complexes comprising mainly open cut operations to deliver further productivity and cost savings.

Xstrata Coal has an impressive track record in successful project delivery including the construction of seven major mines since 2005. Three major projects are currently in construction (Mangoola, Blakefield South, ATCOM East) and will deliver over 15 million tonnes of annual production. A further six projects are planned to deliver double digit growth in output over the next five years. Looking further ahead, a feasibility study is examining the potential to build a 30 million tonne per annum thermal coal mine at Wandoan in the Surat Basin, Queensland with significant additional upside potential from the project's substantial resource base and drilling programmes under way in the region. The development of our pipeline of organic growth in coal will deliver a significant reduction in operating costs, cementing Xstrata Coal's position as the world's premier producer of export thermal coal.

Copper

Xstrata Copper's portfolio comprises one of the premier suites of copper growth projects in the industry. Three expansion projects have been approved in the past four months, namely the second phase of expansion at Lomas Bayas, the conversion of Ernest Henry into an underground operation and the expansion of Antamina, approved by the joint venture partners at the beginning of 2010. A further three advanced projects are due to come to the Xstrata plc Board for approval during 2010, Antapaccay and Las Bambas in southern Peru and an expansion to the world-class Collahuasi operation in north Chile. Together, these six advanced projects will deliver a 60% increase in copper output by 2015.

A significant proportion of this growth will come from the development of a new major copper-producing region in Southern Peru, which will deliver over 600,000 tonnes of copper annually, from the development of Antapaccay, which will use Tintaya's existing infrastructure, the greenfield Las Bambas project (which will also benefit from interacting with Tintaya infrastructure) and, in time, the development of resources from the Coroccohuayco deposit. In addition to the advanced projects now reaching the construction stage, three further greenfield projects have the possibility of delivering another 700,000 annual tonnes of attributable copper. This is in addition to the future stages of copper production growth that will emerge from the major brownfield expansion studies under way at Collahuasi, providing an exciting subsequent phase of growth in this highly attractive commodity.

Xstrata Copper's approach to delivering its significant pipeline of growth includes the formation of alliances with Bechtel, FLSmidth and Siemens to ensure availability of the appropriate skills and capabilities. A standard concentrator design concept being applied across the various projects is achieving engineering and capital cost savings, while minimising long lead delivery times. The optimisation and prioritisation of our extensive copper pipeline saw the divestment of Xstrata's 70% interest in the El Morro project for $465 million in 2009, with the transaction expected to complete in the first half of 2010.

Nickel

The nickel business has retained a highly attractive suite of longer term growth options despite the substantial restructuring of its operations in 2009 and has the potential to double 2008 production by 2013. The commissioning of Nickel Rim South is progressing well with nameplate capacity already proven and projected production of over 13,000 tonnes of contained nickel and 29,000 tonnes of copper in 2010, reaching full production in 2011. This accelerated project has been constructed in five years and remains on time and on budget with an exceptional safety and environmental performance, including achieving a continuous period of over 5 million hours without a lost time injury during 2009.

The world class Koniambo project remains on budget and is targeting first production in early 2012 with full production of 60,000 tonnes by 2014. I recently visited the impressive engineering yard in Qingdao, China where the immense modules that will join together to form Koniambo's metallurgical plant are being constructed. The modules are on track to be delivered to New Caledonia in mid 2010 and it is particularly pleasing to note that safety performance has been exemplary, following the full adoption by Chinese contractors of Xstrata's Sustainable Development policy and standards and ongoing performance monitoring.

The Kabanga project in Tanzania is one of the world's few undeveloped, large-scale, nickel sulphide projects and a retention licence is currently in place to allow the project to be developed when market conditions allow. Additional growth opportunities include the prospective Araguaia exploration project in Brazil and a suite of brownfield expansion options at Raglan, Sinclair in Western Australia, Falcondo in the Dominican Republic and the Fraser Morgan project in Sudbury.

Zinc

Xstrata Zinc continues to identify and execute low capital cost expansions to existing operations. Several feasibility studies are underway including a well advanced study into the construction of an Albion Process atmospheric pressure leaching plant, which is expected to be completed by the end of 2010. The plant would enable bulk lead-zinc concentrate from the McArthur River mine, currently processed predominantly by imperial (ISF) smelters, to be processed more efficiently, supporting the further expansion of McArthur River which benefits from a very extensive resource base.

Further projects are under way to examine the potential to expand the George Fisher and Black Star mines in Queensland, following an 80% increase in reserves at George Fisher over the last four years. The Bracemac-McLeod project in Canada which would use existing infrastructure at Perseverance has also been advanced to the feasibility study stage with a decision expected in 2010, and a $10 million exploration and delineation programme at the greenfield Pallas Green project in Ireland has recently been approved by Xstrata Zinc and joint venture partner Minco Plc.

Impacts of the recession

Although the full implications of the financial crisis and global recession have not yet fully played out, it is clear that the experiences of the past 18 months will have profound and long-lasting effects on the world in which we operate.

In the commodities sector, one of the most significant impacts has been the extent to which the downturn has exacerbated the supply constraints that already existed. Prior to the crisis, our industry was already struggling to maintain or increase production in the face of declining grades, unplanned outages at aging operations and more stringent permitting requirements. The mining industry's swingeing cuts to expenditure on exploration, projects and infrastructure has delayed the onset of new capacity by at least 18 to 24 months and means the supply-side will fall further behind in its ability to supply even modest increases in future demand.

The recession also emphasised the pre-eminence of China, Brazil and India as consumers of commodities and in 2009, China represented over 100% of the growth in global consumption in a number of metals including copper and zinc. Despite the severity of the downturn, most commodity prices did not test historical lows in real terms and rebounded strongly during 2009, demonstrating both the support provided by demand from industrialising nations in Asia and the inability of supply from the mining sector to satisfy even a modest increase in demand.

Outlook

Robust economic growth and demand for commodities from industrialising nations is likely to continue, with many forecasters anticipating Chinese GDP growth of around 9% in 2010. While inflation poses a risk, the recent measures taken by the Chinese authorities to tighten monetary policy and curb inflation are positive and reflect the need to bring planned lending rates to the previously announced target of RMB7.5 trillion, following a stronger than expected first month of 2010. By contrast, the OECD seems set to experience low growth for a while, as consumers continue to deleverage, giving rise to a so-called 'two-speed world' and reinforcing the position of the East as the main driver of global commodity demand growth.

The US consumer remains pivotal to a full recovery in global trade, including China's export industry. While consumer spending will inevitably rise again, it is not yet certain when this will begin, or indeed what level of consumption Western consumers will adopt in the aftermath of such a severe recession. Unemployment levels, regulatory reforms to the banking industry, rising national debts and the imperative to withdraw stimulus packages without dampening economic recovery indicate that there are a number of risks that must be carefully managed on the path to a sustainable OECD recovery. However, many of the short- and medium-term leading indicators we monitor are showing signs of recovery, including improving manufacturing output and confidence, notwithstanding the fact that credit expansion in OECD economies remains sluggish.

In my opinion, the medium term outlook for commodity demand remains very promising. The secular trend in demand for commodities will continue to be driven by the ongoing urbanisation and industrialisation of high-growth, populous economies, with China and other industrialising nations taking active steps to rebalance their economies towards domestic consumption-led growth over the next decade. In time, the return to a more normalised level of growth of the OECD economies will add further impetus to the growth of the global economy and commodity demand.

Against this background, the shift of emphasis in Xstrata's strategy to a phase more dominated by organic growth is timely and coincides with our view that the supply of many commodities will struggle to keep pace with demand growth. Our businesses' rapid and comprehensive response to the downturn in the early part of the year enabled a creditable result in extremely challenging markets in 2009. It has been matched by a swift resumption of investment in key growth projects that will drive substantial volume growth and reductions in operating costs, marking the next stage of Xstrata's transformation. These projects will progressively reach production during a timeframe in which demand for commodities from industrialising nations seems set to remain robust, augmented by a return to demand growth from the OECD in due course and ongoing structural constraints to the supply of many commodities.

Xstrata has been well positioned over the last few years to benefit in this environment. The investments over recent years have delivered a diversified portfolio with the scale and capabilities to develop major new mines. As we enter into this next phase of Xstrata's transformation, I am confident that the Group's prospects remain very encouraging.

Financial Review

Basis of presentation of financial information

Financial information is presented in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union. The reporting currency of Xstrata plc is US dollars. Unless indicated to the contrary, revenue, operating earnings before interest, taxation, depreciation and amortisation (EBITDA) and operating profit are reported in the Chief Executive's Report and the Operating and Financial Review before exceptional items. Exceptional items are significant items of income and expense which, due to their nature or expected infrequency, are presented separately on the face of the income statement. All dollar and cent figures provided refer to US dollars and cents. Operating profit excludes Xstrata's share of earnings from associates.

Pro forma results include earnings from the acquired Prodeco thermal coal operations on a fully consolidated basis from 1 January 2009, the effective date for the acquisition. Xstrata is entitled to all earnings and cash flows from Prodeco in the period. In the statutory results, net earnings from Prodeco are included in financial income, due to the option for repurchase granted to Glencore, exercisable up to the business day following the first anniversary of the closing date (4 March 2010). In the event the option is exercised, Xstrata will receive a consideration of $2.25 billion from Glencore, retain the earnings from Prodeco from 1 January 2009 until the date of exercise and be reimbursed for the net balance of any cash invested by Xstrata and any profits accrued but not distributed to Xstrata during this period.

Consolidated operational results

CONSOLIDATED RESULTS $m	**Pro forma Year ended 31.12.09**	Statutory Year ended 31.12.09	Statutory Year ended 31.12.08
Alloys	**1,305**	1,305	2,002
Coal	**7,547**	6,749	7,944
Copper	**9,223**	9,223	11,464
Nickel	**1,891**	1,891	3,105
Zinc	**3,450**	3,450	3,202
Technology	**114**	114	235
Total Group Revenue	**23,530**	22,732	27,952
Attributable Total Group Revenue	***22,588***	*21,790*	*27,092*
Alloys	**70**	70	1,094
Coal	**3,013**	2,755	4,170
Copper	**2,922**	2,922	3,160
Nickel	**427**	427	816
Zinc	**860**	860	435
Technology	**28**	28	38
Corporate and unallocated	**(274)**	(274)	(68)
Total Group Operating EBITDA	**7,046**	6,788	9,645
Attributable Total Group EBITDA	***6,608***	*6,350*	*9,458*
Alloys	**(23)**	(23)	1,007
Coal	**2,145**	2,038	3,546
Copper	**2,126**	2,126	2,297
Nickel	**(18)**	(18)	341
Zinc	**506**	506	104
Technology	**22**	22	32
Corporate and unallocated	**(282)**	(282)	(78)
Total Group Operating profit	**4,476**	4,369	7,249
Attributable Total Group Operating profit	***4,106***	*4,009*	*7,144*

The impact of the global downturn and subsequent rapid global destocking had a dramatic effect on Xstrata's markets in 2009. Following depressed commodity markets and weak demand in late 2008, prices remained low in the first quarter of 2009. Tentative signs of recovery emerged in the second quarter and gained momentum in the second half of the year. A number of commodity prices rose significantly through the second half, as fiscal stimulus packages introduced in most major economies boosted physical demand and investment in commodities returned.

Despite a recovery in prices throughout 2009, average prices remained significantly below 2008 levels. The net impact of lower commodity prices reduced operating profit by $2.7 billion, with a particularly significant impact of $1.2 billion from lower coal prices. Earnings from the alloys business were $941 million lower, primarily due to lower chrome prices as demand for ferrochrome from stainless steel producers remained extremely low in the first half of 2009. Average nickel, copper and zinc prices were 30%, 26% and 11% lower than 2008, despite the recovery in exchange traded metal prices during 2009.

Xstrata's copper and zinc earnings were impacted by the provisional pricing of copper and zinc sales. The terms on which Xstrata normally sells copper and zinc include a provisional pricing mechanism whereby the sales price is calculated on the average price for the metal during the 'quotational period'. This period ranges from 30 days after the date of the sale in respect of cathode sales to 180 days for some concentrate sales. Any outstanding provisionally priced sales at year-end are marked to market using the prevailing forward curve. Subsequent movements in commodity prices will impact on earnings in the following period. Consequently in times of rising prices, Xstrata will tend to outperform the average LME price whilst the opposite applies in times of falling prices.

The average LME copper price fell by 26% in 2009 compared to the previous year however the benefit of rising prices over quotational periods restricted the impact on Xstrata Copper's operating profit to $185 million. The copper sales subject to provisional pricing were 190,000 tonnes at the end of 2009. Provisional sales pricing also impacted significantly on Xstrata Zinc's earnings in 2009 resulting in a favourable sales price variance of $149 million despite the average LME zinc price falling by 11% compared to 2008. The zinc sales that are subject to provisional pricing were 108,000 tonnes at the end of 2009.

AVERAGE COMMODITY PRICES	Unit	Average price 2009	Average price 2008	% Change
Australian FOB export coking*	$/t	**145.0**	232.5	(38)
Australian FOB export semi-soft coking*	$/t	**122.5**	157.5	(22)
Australian FOB export thermal coal*	$/t	**80.3**	95.6	(16)
Americas FOB export thermal coal*	$/t	**74.8**	80.9	(8)
South African export thermal coal*	$/t	**68.1**	78.4	(13)
Copper (average LME cash price)	$/t	**5,150**	6,956	(26)
Nickel (average LME cash price)	$/t	**14,712**	21,104	(30)
Lead (average LME cash price)	$/t	**1,726**	2,084	(17)
Zinc (average LME cash price)	$/t	**1,659**	1,870	(11)
Ferrochrome (Metal Bulletin)	¢/lb	**85.0**	175.8	(52)
Ferrovanadium (Metal Bulletin)	$/kg	**25.0**	61.2	(59)
Platinum (average LBM cash price)	$/oz	**1,205**	1,578	(24)

* average received price

Real unit cost savings of $501 million, equating to some 5% of the operating cost base were recorded in 2009 as the Group's businesses restructured and transformed their businesses in response to the tough economic environment.

Xstrata Zinc reduced real unit costs by $192 million and C1 cash costs were significantly reduced, falling by 25% from 58.3 cents per pound in 2008 to 43.5 cents per pound in 2009 or, on an integrated basis, including the benefit of smelters, from 50.8 cents per pound to 39.1 cents per pound in 2009. The Australian zinc-lead operations were substantially restructured during the year to increase production at McArthur River, George Fisher and Black Star while the higher-cost Handlebar Hill operation was placed on care and maintenance for the first seven months of the year. In addition to higher volumes of zinc in concentrate, recoveries were enhanced and record throughput was achieved at the expanded Mount Isa zinc-lead concentrator. Xstrata Zinc also benefited from a full year's production at Perseverance mine in Canada, which commenced in July 2008.

The accelerated transformation of Xstrata Nickel towards a second quartile cash cost producer saw the early closure of high-cost, end of life operations at Sudbury. Production commenced successfully at the Nickel Rim South mine and costs began to benefit from its richer polymetallic ore grade. Mine plans were revised and optimised, and headcount was reduced at the business unit corporate centre with resources focused towards lower cost operations. Nickel production increased at Raglan by 13% due to ongoing efficiency improvements and improved grades. At Xstrata Nickel Australasia, production from Cosmos and Sinclair increased by 119% to 16,700 tonnes. The Falcondo integrated ferronickel facility in the Dominican Republic remained on care and maintenance following its suspension in August 2008. In total $134 million of real unit cost savings were realised as the nickel business repositioned itself lower on the cost curve.

The Australian thermal coal operations achieved cost savings of $107 million year-on-year despite a challenging first half. In the second half, a number of factors impacted positively on costs including productivity improvements in New South Wales at Ravensworth Underground and Baal Bone, the benefits of moving to owner-operator production at Mount Owen, the relocation of the longwall at Beltana in the second half and savings in Queensland due to improved productivity at Newlands Northern Underground. As market conditions improved, production recommenced at Xstrata Coal's Oaky Creek No. 1 longwall operation, following its temporary suspension in December 2008.

Xstrata Copper achieved real unit cost savings of $55 million as a result of productivity improvements and higher production rates at most of its operations relative to 2008, procurement savings through the revision of all major contracts, reductions in contractor numbers and improved consumption rates for key consumables. This positive cost performance came despite lower copper and gold production from North Queensland and Alumbrera, both related to lower ore grades in line with the mine plan. The positive cost performance offset a significant total negative cost impact from lower grades of $113 million.

At Xstrata Alloys up to 80% of ferrochrome production was suspended progressively from late 2008 in response to rising inventories and weak demand. Chrome demand steadily returned to the market in 2009, albeit at lower prices than had been achieved in 2008. As the year progressed, improving market conditions enabled the resumption of approximately 85% of the Xstrata-Merafe Chrome Venture's annual ferrochrome production capacity. Despite reduced production volumes due to idled capacity, Xstrata Alloys achieved real cost savings of $13 million by prioritising production from its low-cost furnaces at Lion and Lydenburg.

The Group also benefited from the impact of foreign exchange gains of $216 million, due to a stronger average US dollar against local currencies in the countries in which Xstrata operates in the first half, more than offsetting a weaker US dollar in the later part of the year.

In 2009, CPI inflation of $301 million represented a 2.9% increase in the operating cost base while inflationary impacts specific to the mining industry added a further 1.9%. Of the total impact of $194 million of mining inflation, $183 million was incurred in the first six months of the year as contracted prices from the previous year remained in place. Inflation in the mining sector is calculated with reference to externally verified indices, and in 2009 the primary impacts were cost increases in South Africa and Australia, with a particularly significant impact on Xstrata's coal operations, partially offset by deflation in Canada and South America. Higher port charges and the lagging impact of higher prices for steel-related spares and consumables from 2008 were still flowing through into Group costs into 2009. Furthermore, the dramatic increases in South African energy and rail costs contributed significantly to the impact of inflation. Mining sector inflation eased markedly in the second half and has continued to decline in early 2010 as the impact of the global downturn flows through to mining inputs.

The average US dollar exchange rate against the local currencies of many of Xstrata's operations strengthened in 2009 compared to 2008, lowering costs in US dollar terms. This favourable impact was partially offset by the rapid weakening of the US dollar against these currencies at the end of the year, resulting in a negative year-on-year impact due to the revaluation of working capital balance sheet items from US dollars into local currencies.

Other income and expense charges relate mainly to non-cash share-based provisions under IFRS which are largely due to the steep rise in the Xstrata plc share price and volatility in 2009 compared to a significant reduction to provisions in 2008. Standing charges and additional winter start-up costs in relation to the suspension of the Xstrata Alloys ferrochrome furnaces are also included, in addition to costs relating to the suspension of the Oaky No. 1 coking coal operations. Prodeco's pro forma operating profit of $107 million, after depreciation on the fair value uplift adjustment of $52 million, is included in business combinations. Higher depreciation and amortisation charges were driven by volume-related increases in the coal and zinc businesses.

OPERATING PROFIT VARIANCES	**$m**
Operating profit 31.12.08	**7,249**
Sales price*	(2,695)
Volumes	115
Unit cost – real	501
Unit cost – CPI inflation	(301)
Unit cost – mining industry inflation	(194)
Unit cost – foreign exchange	216
Other income and expenses	(391)
Depreciation and amortisation (excluding foreign exchange)	(131)
Business combinations	107
Operating profit 31.12.09 (pro forma)	**4,476**

* Net of commodity price linked costs, treatment and refining charges

Average commodity prices declined significantly compared to 2008, but increased during the course of the year, as higher demand from China and the impact of fiscal stimulus packages in several countries boosted demand for infrastructure-related commodities. Investment funds also returned to commodities, further bolstering commodity prices. Realised hard coking coal prices declined as a result of lower contracted prices for the 2009/2010 Japanese Financial Year and the deferral of higher priced coking coal contracts from the previous contract period, together with the impact of selling into the Chinese spot market at lower than contracted prices. Lower contract thermal coal prices were mitigated by a strong recovery in spot prices in the second half of 2009 due to strong demand for electricity from China and India.

CURRENCY TABLE TO $	**Average 2009**	Average 2008	% change	**At 31.12.09**	At 31.12.08
USD:ARS	**3.73**	3.16	18	**3.80**	3.45
AUD:USD	**0.79**	0.85	7	**0.90**	0.70
USD:CAD	**1.14**	1.07	7	**1.05**	1.22
USD:CHF	**1.09**	1.08	1	**1.04**	1.07
USD:CLP	**559**	524	7	**507**	637
USD:COP	**2,153**	1,968	9	**2,043**	2,249
USD:PEN	**3.01**	2.92	3	**2.89**	3.13
EUR:USD	**1.39**	1.47	5	**1.43**	1.40
GBP:USD	**1.57**	1.85	15	**1.62**	1.46
USD:ZAR	**8.41**	8.27	2	**7.39**	9.32

EARNINGS SUMMARY $m	**Year ended 31.12.09**	Year ended 31.12.08
Operating profit statutory (before exceptional items)	**4,369**	7,249
Share of results from associates	**(56)**	12
Net finance costs	**(347)**	(660)
Income tax expense	**(993)**	(1,634)
Effective tax rate	**25%**	25%
Minority interests	**(200)**	(269)
Attributable profit (before exceptional items)	**2,773**	4,698
Earnings per share (before exceptional items) *	**$1.05**	$2.77
Loan issue costs written-off	**(41)**	-
Net losses from recycled foreign currency translation reserve	**-**	(226)
Restructuring and closure costs	**(156)**	(125)
Liability fair value adjustments	**350**	(194)
Impairment of assets	**(2,553)**	(974)
Inventory write downs	**-**	(93)
Profit on restructure of joint venture	**-**	213
Profit on loss of control of interest in El Morro	**194**	-
Write down of investment in associates	**(277)**	(34)
Foreign exchange gain on rights issue proceeds	**47**	-
Income tax on exceptional items	**324**	330
	(2,112)	(1,103)
Attributable profit†	**661**	3,595
Earnings per share*†	**$0.25**	$2.12

* Restated after applying a rights issue bonus factor of 0.57

The pre-exceptional items effective tax rate in the year remained at 25%, unchanged compared to the prior year. Net earnings for the year before exceptional items were $2,773 million, a decrease of 41% compared to 2008, corresponding to earnings per share of $1.05.

During the course of 2009, Xstrata announced a number of exceptional non-cash impairments to the carrying value of assets. Under IFRS, impairments are assessed on a "cash generating unit" basis, with no ability to allocate surpluses between assets. Consequently, while the value of Xstrata's assets continues to exceed book value by some $35 billion at a Group level, an increase of $10 billion over last year, this surplus cannot be reallocated to assets, giving rise to impairments. The following exceptional items were recorded during 2009:

- Xstrata Nickel undertook a full assessment of the fair value of its assets following the substantial restructuring of its business in 2009 and as part of the annual business planning process. As a result, a total impairment charge of $2.1 billion before tax ($1.9 billion after tax) has been incurred in respect of the Group's Australian, Norwegian and Canadian nickel assets;

- As a result of the impairment analysis, copper and zinc assets in Canada were impaired by $273 million ($194 million after tax), following the announcement on 8 December 2009 that the Kidd Metallurgical site will permanently cease operations of its copper and zinc metallurgical plants in Timmins on 1 May 2010, as part of a plan to restructure the Canadian metallurgical operations;

- An impairment charge of $241 million was recorded in respect of the Group's investment in Lonmin following changes in foreign exchange rates, operating costs, production and commodity price outlook that have occurred since the acquisition date. An amount of $36 million was also recognised in relation to the Group's share of the restructuring and closure costs, impairments and the loss on forward exchange contracts in respect of a rights issue recognised by Lonmin;

- The Altonorte copper operations in Chile incurred impairment charges of $170 million before tax ($141 million after tax) against the carrying value of property, plant and equipment assets due to the ongoing challenging market conditions for custom smelting operations.

- The investment by African Rainbow Minerals Limited (ARM) in Xstrata's South African coal business is accounted for as a debt instrument, carried at fair value under IFRS. Non-cash movements in the fair value of this investment gave rise to a gain of $350 million in 2009;

- In October 2009, the Group entered into an irrevocable sale agreement to dispose of the Group's 70% interest in the El Morro copper-gold project in Chile, and associated rights and assets, for a total cash consideration of $465 million. The Group recognised a gain of $194 million before tax ($144 million after tax) in respect of the sale.

- Restructuring and closure costs of $156 million before tax ($116 million after tax) were recognised during 2009, including a charge of $40 million in respect of the closure of Xstrata Nickel operations at Sudbury. Restructuring and closure costs of $105 million were incurred in relation to the planned closure of the Kidd metallurgical plant on 1 May 2010. Xstrata Alloys also incurred restructuring costs of $11 million related to the sale of the Maloma anthracite mine.

The Group also recognised an exceptional foreign currency hedging gain of $47 million in respect to Xstrata's rights issue and a charge of $41 million in relation to the write-off of capitalised borrowings costs from the early repayment of syndicated loans. In total the Group recognised an exceptional tax benefit of $324 million, as a result of the impairment of assets and restructuring and closure costs, partly offset on the gain of the sale of El Morro.

The following table indicates operating profit sensitivities for 2010 after allowing for contracted sales and any commodity or currency hedging in place at 2009 year-end, together with sensitivities assuming no contracted sales or hedging.

OPERATING PROFIT SENSITIVITIES

$m	Impact on 2010*	Indicative full year**
1¢/lb movement in ferrochrome price	**11**	13
$1/kg movement in ferrovanadium price	**3**	4
$1/tonne movement in Australian thermal export FOB coal price	**26**	39
$1/tonne movement in Australian coking export FOB coal price	**5**	7
$1/tonne movement in South African export thermal FOB coal price	**8**	12
1¢/lb movement in copper price	**25**	25
$10/oz movement in gold price	**6**	6
$1/lb movement in nickel price	**141**	141
1¢/lb movement in zinc price	**22**	22
$100/tonne movement in zinc treatment charge price	**78**	6
1¢/lb movement in lead price	**6**	6
$100/oz movement in platinum price	**10**	10
$100/oz movement in palladium price	**5**	5
10% movement AUD	**446**	541
10% movement CAD	**242**	231
10% movement EUR	**57**	57
10% movement ZAR	**185**	210

* After impact of currency and commodity hedging, and contracted, priced sales as at 31 December 2009

** Assuming current annualised production and sales profiles, no currency or commodity hedging and no contracted, priced sales and purchases at 31 December 2009

Cash Flow, Net Debt and Financing Summary

Xstrata's operations generated $5.3 billion of cash in 2009. Tax paid decreased substantially, predominantly due to lower earnings. Sustaining capital expenditure was reduced by $384 million as a result of successful capital conservation initiatives across each business unit. Expansionary capital spending was also scaled back to $2.3 billion.

The Group's policy of maintaining its borrowings in US dollars subject to a floating rate of interest enabled Xstrata to benefit from lower three month US Libor rates of less than 1% for the period compared to an average of 2.9% in the prior year. The average interest rate paid on Group borrowings in 2009 fell to 2.3%, decreasing further to below 2% by early 2010.

On 29 January, Xstrata announced a fully underwritten 2 for 1 rights issue, which was successfully completed on 17 March, with 99.42% shareholder acceptance. The net proceeds from the rights issue were $3.7 billion, after costs and the net acquisition cost of $2 billion for the Prodeco coal operations.

As a result of the successful rights issue, net debt decreased to $12.3 billion from $16 billion, with a commensurate reduction in gearing (net debt/net debt plus equity) from 40% to 26% at 31 December 2009.

With no material debt maturities until mid-2011, the Group continues to maintain a strong liquidity buffer with $6.3 billion of headroom on bank facilities at year end. The average maturity date on outstanding debt facilities is currently greater than five years and gearing at year end was 26%.

Other investing activities included Xstrata's subscription to the Lonmin rights issue in June 2009 for a total of $112 million.

MOVEMENT IN NET DEBT $m	**Year ended 31.12.09**	Year ended 31.12.08
Cash generated from operations	**5,304**	8,888
Net interest paid	**(424)**	(550)
Tax paid	**(749)**	(1,753)
Cash flow before capital expenditure	**4,131**	6,585
Sustaining capital expenditure	**(1,266)**	(1,650)
Disposals of fixed assets	**10**	101
Free cash flow	**2,875**	5,036
Expansionary capital expenditure	**(2,318)**	(3,200)
Cash flow before acquisitions	**557**	1,836
Purchase of Prodeco	**(2,000)**	-
Purchase of investments	**-**	(155)
Purchase of share in associate	**(112)**	(1,878)
Purchase of subsidiaries and operations net of cash acquired	**-**	(3,654)
Other investing activities	**(66)**	43
Net cash flow before financing	**(1,621)**	(3,808)
Sale and purchase of own shares	**9**	(525)
Sale and issue of own shares	**5,667**	64
Equity dividends paid	**-**	(499)
Dividends paid to minority interests	**(199)**	(221)
Debt acquired with operations	**-**	(14)
Payments from minority interests	**-**	301
Loan issue costs written off	**(41)**	-
Other non-cash movements	**(79)**	86
Movement in net debt	**3,736**	(4,616)
Net debt at the start of the year*	**(16,026)**	(11,410)
Net debt at the end of the year*	**(12,290)**	(16,026)

* Includes derivative financial instruments that have been used to provide an economic hedge

RECONCILIATION OF OPERATING EBITDA TO CASH GENERATED FROM OPERATIONS $m	**Year ended 31.12.09**	Year ended 31.12.08
Operating EBITDA statutory	**6,788**	9,645
Exceptional items	**(156)**	(125)
Share based charges	**334**	6
Increase in inventories	**(665)**	167
Increase in trade and other receivables	**(1,344)**	868
Increase in deferred stripping and other assets	**(186)**	(299)
Increase in trade and other payables	**318**	(913)
Movement in provisions and other non-cash items	**215**	(461)
Cash generated from operations	**5,304**	8,888

Dividends of $199 million were paid to minority shareholders of Alumbrera.

The exceptional items of $156 million in 2009 shown above relate to restructuring and closure costs. Non cash share-based charges increased as a result of Xstrata's stronger share price compared to the prior year.

NET DEBT SUMMARY $m	As at 31.12.09	As at 31.12.08
Cash	**1,177**	1,156
External borrowings	**(13,286)**	(17,072)
Finance leases	**(181)**	(110)
Net debt	**(12,290)**	(16,026)
Net debt to net debt plus equity*	**26%**	40%

* Includes derivative financial instruments that have been used to provide an economic hedge

Working Capital

WORKING CAPITAL $m	As at 31.12.09	As at 31.12.08
Inventories	**4,570**	3,573
Trade and other receivables	**3,306**	1,941
Prepayments	**232**	288
Trade and other payables	**(3,697)**	(3,233)
Net working capital	**4,411**	2,569

Increased net working capital was driven by increases in commodity prices at 31 December 2009 compared to the end of 2008 which resulted in a significant upwards adjustment to provisionally priced debtors. Trade receivables increased due to higher-value sales whilst inventories and trade payables increased due to the higher cost of smelter feed-stocks and stronger local currency exchange rates against the US dollar at the end of 2009.

Treasury Management and Financial Instruments

The Group is generally exposed to US dollars through its revenue stream and seeks to source debt capital in US dollars directly or by borrowing in other currencies and swapping them into US dollars. Over 90% of the Group's debt is priced with reference to short-dated US floating interest rates, ensuring that Xstrata reaps the full benefit of the natural hedge to commodity prices provided by US interest rates. In a low commodity price environment, this capital structure significantly reduces the cost of the Group's debt financing.

Currency cash flow hedging may be used to reduce the Group's short-term exposure to fluctuations in the US dollar against local currencies. The unrealised mark-to-market gain at 31 December 2009 on the balance sheet was $144 million. Realised currency hedging gains reflected in the income statement for the year amounted to $362 million and are related to coal sales for which prices were contractually fixed.

The Group did not enter into any strategic, long-term base metals hedging contracts in the year.

Consolidated Capital Expenditure

CAPITAL EXPENDITURE SUMMARY (excludes deferred stripping expenditure) $m	**Pro forma Year ended 31.12.09**	Statutory Year ended 31.12.09	Statutory Year ended 31.12.08
Alloys	**114**	114	101
Coal	**437**	424	459
Copper	**498**	498	557
Nickel	**93**	93	267
Zinc	**133**	133	278
Technology	**2**	2	3
Unallocated	**1**	1	9
Total Sustaining	**1,278**	1,265	1,674
Attributable Sustaining	***1,256***	*1,243*	*1,633*
Alloys	**49**	49	121
Coal	**890**	687	745
Copper	**436**	436	558
Iron Ore	**23**	23	-
Nickel	**1,049**	1,049	1,645
Zinc	**114**	114	377
Technology	**1**	1	3
Total Expansionary	**2,562**	2,359	3,449
Attributable Expansionary	***2,196***	*1,993*	*2,983*
Alloys	**163**	163	222
Coal	**1,327**	1,111	1,204
Copper	**934**	934	1,115
Iron Ore	**23**	23	-
Nickel	**1,142**	1,142	1,912
Zinc	**247**	247	655
Technology	**3**	3	6
Unallocated	**1**	1	9
Total	**3,840**	3,624	5,123
Attributable total	***3,452***	*3,236*	*4,616*

In late 2008 and early 2009, Xstrata's businesses adopted a more defensive approach to capital expenditure, to conserve cash in light of a highly uncertain outlook for commodity prices. Spending was deferred or reduced across the business following bottom up reviews of capital projects, while care was taken to preserve the options inherent in the Group's growth pipeline. As a result, capital expenditure reduced to $3.8 billion, or $3.6 billion excluding Prodeco. Expansionary capital expenditure in the period decreased by 26% to $2,562 million, including $203 million of expenditure at Prodeco, compared to $3,449 million in 2008.

The Group has a substantial pipeline of over 40 greenfield and brownfield growth projects. During 2009, capital expenditure was prioritised to focus on the delivery of near-term, high return growth projects.

Significant expansionary capital was spent on three near-term expansionary projects: Nickel Rim South (an 18,000 tonne per annum nickel mine in Sudbury), Goedgevonden (a 7 million tonne per annum open-pit coal mine in South Africa) and Blakefield South (a replacement underground longwall operation in New South Wales). Nickel Rim South and Goedgevonden contributed volumes and earnings in 2009 and all three projects will be fully commissioned in 2010.

The capital spend at the Koniambo nickel project in New Caledonia was optimised during 2009, reducing spending to $674 million in the period. The project remains within budget and on schedule to start up in the first half of 2012, with full ramp up to an annual production capacity of 60,000 tonnes of nickel within the following two years.

Xstrata Coal's Mangoola project commenced major earthworks in December and the ATCOM East project South Africa was approved during the year at a capital cost of $407 million. Feasibility studies continue into the massive Wandoan project in Queensland which has reserves of 1 billion tonnes.

Capital expenditure at Xstrata Copper enabled the completion of several feasibility studies at brownfield and greenfield projects, resulting in Xstrata plc Board approval in the fourth quarter of a further expansion of Lomas Bayas in Chile and an underground extension to Ernest Henry mine in Queensland. Both projects have now commenced construction. At the Antamina joint venture in Peru, a 38% milling capacity expansion to 130,000 tonnes per day was approved in early 2010. A further three copper projects have completed feasibility studies and will be presented to the Xstrata plc Board for approval during the next year.

Xstrata Zinc has initiated several feasibility studies including the construction of an Albion pressure leaching plant to upgrade bulk concentrates from McArthur River Mine and projects to expand the George Fisher and Black Star mines in Queensland. This follows an 80% increase in reserves at George Fisher over the last four years. The Bracemac-McLeod project in Canada has also been advanced to the feasibility study stage, and an extensive exploration and delineation programme at the Pallas Green project in Ireland is planned for 2010.

Acquisitions and disposals

On 3 March 2009, Group acquired 100% of the Prodeco Colombian coal operations from Glencore International AG for a net consideration, after the cost of granting the call option, of $2 billion with an effective date of 1 January 2009. Glencore has a call option to repurchase Prodeco up to 4 March 2010 for $2.25 billion, plus all profits of Prodeco accrued but not distributed and the net amount of cash paid into Prodeco by the Group. In the statutory accounts, Prodeco is included as a financial asset during the call option period with the net earnings and pro-rata Glencore call option premium included in finance income during this period. If the Glencore call option is not exercised, Prodeco will be consolidated as a fully-owned subsidiary from the date the option lapses.

In October 2009, the Group entered into an irrevocable sale agreement to dispose of the Group's 70% interest in El Morro for a total cash consideration of $465 million. The Group recognised a gain of $194 million in respect of the sale.

Rights issue

On 18 March 2009, 1,955,341,080 ordinary shares were issued under a rights issue which was structured as an issue of 2 new ordinary shares at a price of GBP 2.10 per share for every 1 existing ordinary share held, raising $5,667 million after expenses. The theoretical ex-rights price for an ordinary share was GBP3.405. The 2008 comparative dividends and earnings per share have been restated after applying a factor of 0.57 in order to adjust for the bonus element of the rights issue and 2009 figures have also been adjusted for this bonus element.

Dividends

The directors have proposed a recommencement of dividend payments following the improvement in Xstrata's financial position, with a final dividend of 8 cents per share for 2009. While no interim dividend was paid in 2009, the final dividend ordinarily constitutes two-thirds of Xstrata's total dividend in any year, with the interim dividend comprising the remaining one third. The final dividend payment of 8 cents per share implies a total dividend level of 12 cents per share for 2009, and this level will be used as a basis for Xstrata's future dividend payments. The dividend will be paid on 14 May to shareholders on the register at 23 April.

Dividend dates	XTA LSE (GBP)
Ex-dividend date	21 April
Record date	23 April
Last date to receive currency election forms and completed mandate forms	23 April
AGM	5 May
Applicable exchange rate date	7 May
Payment date	14 May

Share Data

Under IFRS, own shares (treasury stock) are deducted from the total issued share capital when calculating earnings per share. Through the rights issue, 16,377,594 shares were subscribed to from the rights issue on 18 March 2009 using proceeds from the sale of rights entitlements. During the year, 4,228,231 shares were disposed of and six million shares were issued to the Share Ownership Trust (an employees' share scheme as that term is defined for the purposes of the Companies Act 1985 and within the provisions) to service the exercise of employee share options.

SHARE PRICE	XTA LSE (GBP)	XTA SWX (SFR)
Closing price 31.12.08*	3.62	5.55
Closing price 31.12.09	11.21	18.45
Year high	11.48	19.00
Year low	2.98	4.75
Year average	7.18	12.18

* Share price adjusted for the rights issue in March 2009

SHARES IN ISSUE FOR EPS CALCULATIONS	Number of shares (000s)
Weighted average for year ended 31.12.09 used for statutory eps calculation	2,646,871
Weighted average for year ended 31.12.08 used for statutory eps calculation*	1,693,504
Total issued share capital as at 31.12.09	2,900,787

* The 31 December 2008 comparative earnings per share have been restated after applying a rights issue bonus factor of 0.57.

PUBLICLY DISCLOSED MAJOR SHAREHOLDERS		
Name of shareholder	Number of Ordinary shares of $0.50 each	% of Ordinary issued share capital
Glencore International AG*	1,010,403,999	34.38
BlackRock, Inc	175,809,581	5.98
Capital Research and Management	145,466,653	4.94
AXA S.A.	88,770,657	3.02

* The voting rights comprised in this interest are directly controlled by Finges Investment B.V., a wholly-owned subsidiary of Glencore International AG

Markets | Alloys

Ferrochrome and Vanadium

Significantly weakened demand for stainless steel in the early part of the year resulted in a severe reduction in stainless steel melt production and continued destocking. While Western European, Japanese and American producers materially reduced production, stainless steel melt production from China continued to increase. Reduced demand for ferrochrome from the stainless steel sector led to a sharp fall in the European Benchmark base price from record highs in mid-2008 of 205¢ per pound to 79¢ per pound in the first quarter of 2009 and 69¢ per pound in the second quarter. However responsive production cuts by ferrochrome producers, led by the South African producers, were timely and more pronounced than those of the stainless steel producers, resulting in ferrochrome stocks normalising by the end of the first half of 2009.

Restocking of stainless steel commenced in the second half, leading to increased demand for ferrochrome as stainless steel melt production increased. The historically slower third quarter saw further increases in stainless steel production. Despite this recovery in the latter part of the year, annual stainless steel melt production was lower for the third consecutive year and global production declined during 2009 by approximately 6% to 24.3 million tonnes.

A tightening ferrochrome market as a result of the cutbacks to production implemented during 2009, coupled with price increases by South Africa's power utility Eskom and the strengthening South African rand, led to an increase in the benchmark price in the second half of 2009. The European Benchmark base price was settled at 89¢ per pound in the third quarter and rose to 103¢ per pound in the fourth quarter. The annual average European Benchmark price of 85¢ per pound in 2009 was 51% lower than the previous year's average price, which had reached a historical high of 175.8¢ per pound.

Lower ferrochrome prices and higher priced chrome ore inventories led to the majority of Chinese domestic ferrochrome production becoming uncompetitive in the first half of 2009 and thus ferrochrome imports into China increased by 98% in 2009, with ore imports declining by 1%.

Global crude steel production in 2009 decreased by approximately 11% compared to 2008 to around 1.08 billion tonnes, significantly reducing vanadium demand. In response, vanadium producers proactively reduced production and temporarily suspended operations. The average annual price for ferrovanadium in 2009 was $25.02 per kilogram, 65% lower than in 2008, but considerably higher than historic lows in previous recessions.

Outlook

Planned expansions to South African ferrochrome capacity will be limited by the cost and availability of electricity in South Africa and the persistently high South African rand. In the short to medium term, increased ferrochrome capacity will emanate mainly from Asia, particularly China, where production is underpinned by competitively priced power, labour and capital, together with readily available chrome ore for import.

Simultaneously China continues to be the fastest growing stainless steel producing market globally, driving strong demand for ferrochrome.

The outlook for ferrochrome remains robust in the medium to long term, with stainless steel production expected to recover and grow from current low levels, supported by major global economic stimulus plans, including significant investment in infrastructure.

The short term outlook for vanadium remains relatively positive as steel mills are anticipated to replenish depleted vanadium inventories in early 2010. Vanadium demand and prices are expected to increase in the medium to long term in line with economic recovery.

Platinum Group Metals

Platinum producers reduced production in the early part of 2009 in response to a significant decrease in automobile sales, especially in OECD countries. Automobile scrapping incentive schemes and tax breaks introduced to stimulate sales had a positive impact but did not fully compensate for the severe decrease in demand.

Reduced demand from the automobile sector was partly offset by the introduction of tighter automotive tailpipe emissions legislation in Europe, strong investment and speculative activity, as well as strong demand from the price-elastic jewellery sector. The robust performance of the investment, speculative and jewellery segments, together with the weakening dollar, supported an increase in platinum prices in the second half of the year to a high of $1,497 per ounce from a low in 2008 of $760 per ounce.

The decrease in demand led a number of PGM producers to scale back production and defer expansions during the year. Operational issues continue to challenge South African producers.

While the platinum price ended 2009 58% higher than the beginning of the year, the average platinum price was 24% lower than in 2008. Similarly, palladium and rhodium prices ended 2009 over 100% higher than the beginning of the year, but were 25% and 76% lower than in 2008 respectively.

Outlook

Continuing improvements in auto sales and economic recovery, tightening emission legislation, an increase in industrial demand, as well as the recent launch of the US ETF is expected to support the platinum price during 2010.

The medium to long term outlook for PGMs remains positive. Recent deferrals of capital projects and ongoing operating issues are likely to lead to further supply-side constraints, while demand is expected to improve in line with economic conditions and the tightening of emissions legislation globally.

Xstrata Alloys

FINANCIAL AND OPERATING DATA $m	Year ended 31.12.09	Year ended 31.12.08
Ferrochrome and Vanadium		
Revenue	**1,105**	1,733
Operating EBITDA	**15**	959
Depreciation and amortisation	**(62)**	(52)
Operating profit/(loss)	**(47)**	907
Share of Group Operating profit	**(1.0)%**	12.5%
Capital employed	**1,176**	969
Return on capital employed*	**(4.5)%**	83.0%
Capital expenditure	**103**	108
Sustaining	**102**	95
Expansionary	**1**	13
Platinum Group Metals		
Revenue	**200**	269
Operating EBITDA*	**55**	135
Depreciation and amortisation	**(31)**	(35)
Operating profit*	**24**	100
Share of Group Operating profit	**0.5%**	1.4%
Capital employed*	**1,740**	1,333
Return on capital employed**	**1.6%**	6.7%
Capital expenditure	**60**	114
Sustaining	**12**	6
Expansionary	**48**	108

* Excludes share in Lonmin Plc

** ROCE % based on average exchange rates for the year

OPERATING PROFIT/(LOSS) VARIANCES	$m
Operating profit 31.12.08	**1,007**
Sales price*	(941)
Volumes	214
Unit cost – real	13
Unit cost – CPI inflation	(45)
Unit cost – mining industry inflation	(54)
Unit cost – foreign exchange	(121)
Other income and expenses**	(88)
Depreciation and amortisation (excluding foreign exchange)	(8)
Operating loss 31.12.09	**(23)**

* Net of commodity price linked costs, treatment and refining charges

** Includes standing charges US$46 million, furnace restart cost US$16 million

The downturn in global economic conditions created a significantly weaker pricing environment for all of Xstrata Alloys' commodities. Lower ferrochrome, PGM and vanadium prices reduced operating profit by $941 million, resulting in an operating loss of $23 million compared to an operating profit of over $1 billion in 2008. The negative impact of the stronger South African rand further reduced operating profit by $121 million compared to 2008, exacerbated by higher consumer price index inflation in South Africa and ongoing mining sector inflation, particularly from power and raw material costs, which contributed a total of $99 million to the operating loss. Data from Statistics South Africa is used by Xstrata Alloys to measure mining sector inflation. Up to 80% of ferrochrome smelting capacity was progressively suspended from late 2008 in response to weak market conditions. Despite difficult operating conditions and a material curtailment of ferrochrome production, Xstrata Alloys achieved real cost savings of $13 million due to the prioritisation of low cost production to energy efficient furnaces using Xstrata's proprietary Premus technology.

Operations

Ferrochrome and Vanadium

The ferroalloys division reported an operating loss of $47 million, primarily due to the halving of ferrochrome prices and a stronger South African rand. While production was significantly curtailed, sales volumes rose as stockpiled ferrochrome from 2008 was sold into a steadily improving market in 2009.

Attributable saleable production of 786,000 tonnes of ferrochrome in 2009 was 30% lower than the previous year, following significant production cuts in response to the worldwide economic slowdown. As demand improved, Xstrata Alloys increased ferrochrome capacity utilisation from 20% in early January 2009 to approximately 85% by the end of the year. The Premus technology furnaces remained in operation throughout the downturn, contributing a 5% improvement in ore consumption efficiency and a 5% increase in electricity efficiency, compared to 2008.

Despite improved efficiencies, nominal variable costs rose by 20% in rand terms, due to ongoing inflationary pressures, including a 46% increase in electricity prices and a 30% increase in average reductant prices. Ferrochrome unit costs, excluding standing charges, increased by 17% over the comparable period. A range of cost savings initiatives were implemented to limit the impact of inflationary cost increases, including reduced use of contractors, limited maintenance expenditure and lower overtime all of which limited fixed cost increases to approximately 3% compared to 2008.

Cost savings and efficiency initiatives enabled the Xstrata-Merafe Chrome Venture to avoid retrenching any permanent employees, in order to retain its skilled labour force in anticipation of a market upturn. During the suspension of production capacity, training programmes, maintenance and repairs were carried out, which enabled operations to be restarted quickly and efficiently during the second half of the year. Mining activities were scaled down to align with smelter requirements and contractual production obligations at opencast activities were reduced to a minimum. UG2 chromite ore consumption was optimised to reduce input costs.

Production was suspended at Rhovan, Xstrata's integrated vanadium operation, during the third quarter for extended maintenance reducing ferrovanadium volumes by 37% in 2009. The operation returned to full production on 17 October 2009.

Platinum Group Metals

Operating profit from Xstrata Alloys' PGMs division decreased by 76% to $24 million, due to the impact of reduced demand on prices.

The Mototolo joint venture increased throughput by 418,000 tonnes a 23% increase over 2008 and ramped up to nameplate ROM capacity of around 200,000 tonnes per month during the third quarter of the year. All major capital infrastructure is complete.

At Eland, total volumes mined were around 6% lower than the previous year, mainly due to the unusually heavy rainfall experienced during the first quarter of 2009. Production was also impacted by delays by the mining regulator issuing a mining right for planned opencast mining area extensions.

Overall PGM volumes remained nearly unchanged at 222,000 ounces compared to 2008, despite production being adversely affected at Eland due to rainfall and unforeseen geological anomalies at Mototolo, which negatively affected the head grade.

SUMMARY PRODUCTION DATA	**Year ended 31.12.09**	Year ended 31.12.08
Ferrochrome (kt)*	**786**	1,126
Vanadium**		
Ferrovanadium (k kg)	**2,284**	3,622
V_2O_5 (k lbs)	**11,492**	16,604
Platinum Group Metals**		
Platinum (oz)	**132,969**	138,098
Palladium (oz)	**67,435**	65,774
Rhodium (oz)	**21,182**	18,644
Indicative average published prices (Metal Bulletin)		
Ferrochrome (c/lb)	**85.0**	175.8
V_2O_5 ($/lb)	**6.0**	13.5
Ferrovanadium ($/kg V)	**25.0**	61.2
Average (London Platinum and Palladium Market) Platinum price ($/oz)	**1,205**	1,578
Average (London Platinum and Palladium Market) Palladium price ($/oz)	**264**	353
Average (Johnson Matthey) Rhodium price ($/oz)	**1,559**	6,558

* Including Xstrata's 79.5% share of the Xstrata-Merafe Chrome Venture
** 100% consolidated

Developments

Xstrata Alloys benefits from low capital cost, brownfield expansion options in its chrome and platinum operations.

Ferrochrome

Developments were curtailed to preserve cash in light of poor market conditions. Normal production ceased at the Horizon mine facilitating the commencement of the mine's next phase of development, which will increase capacity from 180,000 to 480,000 tonnes per annum in 2013.

The Waterval mine development has been temporarily suspended and the commissioning of the new development at the mine has been delayed. The Magareng mine development at the Thorncliffe complex continues, although at a slower rate than anticipated and it will share the beneficiation plant at Helena Mine until demand recovers. The mining division has received all of its New Order Prospecting and Mining Rights and Mining Right conversions from the Department of Mineral Resources.

Platinum Group Metals

The sinking of the Western Decline System, the Kukama Shaft, at the Eland mine commenced during the third quarter of 2009. The shaft system is currently 180 metres below the high-wall position. Most major contracts pertaining to the Western Decline System have been finalised and the remainder are in the final tender phase.

This project will be followed by the development of the Eastern Decline System, the Nyala Shaft, and the doubling of current concentrator capacity. This expansion project is scheduled to commence approximately 18 months after the start of the Western Decline System, depending on market conditions.

Production from underground operations will replace opencast tonnage, maintaining milling throughput and, with the commencement of the Eastern Decline System, the mine will gradually increase production from the fourth quarter of 2011. Production from underground operations will reach 250,000 tonnes per month by 2012 and a steady state of 500,000 tonnes per month during 2014, doubling current PGM production to 300,000 platinum ounces per annum. Eland will have an estimated mine life of approximately 21 years (excluding the Madibeng reserves).

Xstrata Alloys continues to assess its medium to long term PGM growth options through the development of its exploration portfolio with emerging black economic empowerment junior companies.

Markets | Coal

Thermal Coal Markets

Global demand for seaborne thermal coal increased by 6% in 2009, principally benefiting from the growth in Chinese net import demand. Global demand growth remains underpinned by Asia where coal retains its attractive cost position for base load electricity generation, supporting continued investment in coal fired power generation capacity.

Net imports into China grew substantially. The resumption of rapid economic growth in China fuelled strong domestic demand which, coupled with a programme of mine consolidation and closure, led to domestic coal prices which were higher than international market prices. Consumers in coastal and southern regions of China were able to use imported coal at lower delivered prices than domestic coal, leading to a surge in import demand. As a result, in 2009 China imported 92 million tonnes of thermal coal, 173% higher than in 2008. In addition, China's exports for 2009 fell to 18 million tonnes, a 47% reduction from the 35 million tonnes exported in 2008, as higher domestic prices drove Chinese producers to reduce exports in favour of domestic sales. Overall, net imports rose to 73 million tonnes in 2009 following a 1 million tonnes net export position in 2008.

Demand for thermal coal imports in India also grew. Thermal coal imports during 2009 were an estimated 56 million tonnes, 49% higher than the 38 million tonnes imported in 2008. A significant portion of this demand was met from South Africa, whose exports to India grew by approximately 130% compared to 2008. This marked shift in trade flows driven by Asian demand growth more than offset reduced Atlantic Basin demand. In Europe and the US, lower levels of economic activity and lower gas prices reduced import demand by approximately 9%.

Thermal coal supply did not keep up with demand in 2009. Supply increases from Australia (11%), Indonesia (6%), and Russia (17%) were offset by reductions from China and the USA, resulting in overall export supply growth of 2%. With global demand growing by 6% year-on-year and supply increasing at a lower 2% annual rate, there was a significant reduction in stocks that had built up at the end of the previous year.

Xstrata Coal secured contract price settlements with Japanese Power Utilities for the year commencing 1 April 2009 in the range of $70 - $72 per tonne FOB basis 6322 GAR and at $75 per tonne for the year commencing 1 October 2009. Calendar year contracts commencing 1 January 2010 were recently settled at $85 per tonne. These settlements are referenced for contracts with other customers in the Pacific market, where term and annual contracts represented 65% of Xstrata Coal's thermal coal sales in 2009. Xstrata was able to retain its strong position in the key thermal markets of Japan, Korea and Taiwan, which together account for 79% of Xstrata's Pacific market thermal coal sales.

Approximately 59% of export sales from South Africa in 2009 were priced on a spot or index basis with the balance being fixed price sales under term or annual contracts. FOB prices, as indicated by the API4 index, ranged from $56 to $81 per tonne in 2009.

Outlook

Strong demand for imported coal from China and India and a recovery in demand from other Asian consumers led to improved conditions in the Pacific coal markets and also supported stronger API4 prices in the final quarter of 2009. While the spark spread currently favours gas ahead of coal in Europe, the strong growth outlook in Asia, which is attracting Atlantic coal to the Pacific basin, coupled with continuing recovery from the economic slowdown in Atlantic markets suggests a positive outlook for seaborne thermal coal demand in 2010.

In the longer term, coal demand is expected to continue to grow strongly, driven primarily by Asian economies where coal-fired power underpins economic growth. Import demand will grow strongly in economies where current domestic supplies cannot meet demand. This demand growth profile is not matched by projected supply growth, suggesting a robust long-term outlook for thermal coal markets.

Coking coal markets

Despite the unprecedented impact of the global financial crisis on steel production in many markets, prices for imported coking coal remained relatively resilient during 2009. The main factor underpinning prices was a surge in Chinese demand from 3 million tonnes in 2008 to an estimated 33 million tonnes in 2009, which almost entirely offset lower demand from nearly all other markets. Global coking coal demand declined by approximately 4% in 2009.

Following the precipitous declines in global blast furnace iron production in the second half of 2008, production stabilised and gradually recovered during 2009 to end the year at an annualised rate of just under 1 billion tonnes, or close to June 2008 levels. Increased steel production in China and the consequent increase in coking coal demand coincided with a programme of enforced closure of many small domestic mines that supplied a significant proportion of Chinese hard coking coal demand. As a result, domestic coking coal prices rose, boosting demand for relatively cheaper and higher quality imported coking coal.

Coking coal prices progressively strengthened during 2010. At the start of the year, coking coal spot prices fell to $110 per tonne and a number of coking coal customers slowed offtake against contracts. This resulted in reduced shipments and necessitated some adjustments to mine production, including Xstrata's Oaky Creek operations. In March, long-term contract prices for 2009 were settled with Japanese Steel Mills at a reference price of $128-129 per tonne for premium hard coking coal, and $78-80 per tonne for semi-soft coking coal.

During the second half of 2009, global steel industry capacity utilisation continued to recover resulting in increased demand for coking coal, reductions in stockpiles and steadily improving spot prices. By the end of 2009, spot prices reached approximately $180 per tonne and have further improved to in excess of $220 per tonne in 2010 to date.

Term and annual contracts represented 50% of Xstrata's hard coking coal and semi-soft coking coal sales in 2009. Japan remains the major market for semi-soft coking coal. Xstrata's hard coking coal in 2009 was sold to a diverse range of markets, with significant sales realised with new customers in China.

Outlook

The coking coal market in 2010 is expected to remain robust as recovery from the global economic downturn gathers pace and steel production and consumption continues to recover to pre-financial crisis levels. Continued coking coal demand in China, new demand in India and an anticipated recovery in the rest of the world is expected to result in significant growth in global demand. Supply growth will be constrained by scarcity of coking coal resources and potential infrastructure limitations. Consequently, coking coal markets are expected to remain tight.

Xstrata Coal

FINANCIAL AND OPERATING DATA $m	Year ended 31.12.09	Year ended 31.12.08
Revenue: operations†*	**7,222**	7,633
Coking Australia	**965**	1,595
Thermal Australia	**3,749**	4,139
Thermal South Africa	**968**	1,058
Thermal Americas*	**1,540**	841
Revenue: other*	**325**	311
Coking Australia	**22**	2
Thermal Australia	**294**	260
Thermal South Africa	**9**	49
Total revenue*	**7,547**	7,944
Coking Australia	**987**	1,597
Thermal Australia	**4,043**	4,399
Thermal South Africa	**977**	1,107
Thermal Americas*	**1,540**	841
Operating EBITDA*	**3,013**	4,170
Coking Australia	**430**	1,022
Thermal Australia	**1,712**	2,188
Thermal South Africa	**259**	542
Thermal Americas*	**612**	418
Depreciation and amortisation*	**(868)**	(624)
Coking Australia	**(87)**	(92)
Thermal Australia	**(397)**	(317)
Thermal South Africa	**(148)**	(131)
Thermal Americas*	**(236)**	(84)
Operating profit*	**2,145**	3,546
Coking Australia	**343**	930
Thermal Australia	**1,315**	1,871
Thermal South Africa	**111**	411
Thermal Americas*	**376**	334
Share of Group Operating profit*	**47.9%**	48.9%
Australia	**37.0%**	38.6%
South Africa	**2.5%**	5.7%
Americas*	**8.4%**	4.6%
Capital employed	**13,250**	8,297
Australia	**6,843**	5,148
South Africa	**2,239**	1,317
Americas*	**4,168**	1,832
Return on capital employed**	**17.6%**	37.2%
Australia	**27.4%**	45.0%
South Africa	**5.6%**	27.7%
Americas*	**9.1%**	18.2%
Capital expenditure*	**1,327**	1,204
Australia	**662**	776
South Africa	**373**	346
Americas*	**292**	82
Sustaining*	**437**	459
Expansionary*	**890**	745

* Includes Prodeco for the year 2009
** ROCE % based on average exchange rates for the year
† Includes purchased coal for blending with mine production

OPERATING PROFIT VARIANCES	$m
Operating profit 31.12.08 (statutory)	**3,546**
Sales price*	(1,235)
Volumes	(142)
Unit cost – real	107
Unit cost – CPI inflation	(172)
Unit cost – mining industry inflation	(131)
Unit cost – foreign exchange	255
Other income and expenses	(78)
Depreciation and amortisation (excluding foreign exchange)	(113)
Business Combinations**	108
Operating profit 31.12.09 (pro forma**)	**2,145**

* Net of commodity price linked costs, treatment and refining charges

** Includes Prodeco for the year 2009 after adjusting for FV depreciation

Xstrata Coal achieved pro forma operating profit of $2.1 billion in 2009, despite difficult market conditions and lower received prices, which reduced operating profit by $1.2 billion compared to 2008. Xstrata Coal's performance was positively impacted by the stronger US dollar on average compared to the prior year, real unit cost savings of $107 million and the earnings contribution of the Prodeco operations in Colombia, which contributed $159 million to operating profits (excluding fair value uplift depreciation and amortisation).

Sales volumes increased in all operating regions except South Africa, where sales were impacted by weaker market conditions partially offset by the start-up of the new Goedgevonden open pit mine. Total thermal sales volumes, including semi-soft, were up 9% on the prior year as a result of the inclusion of Prodeco and increased volumes at the Ravensworth Underground Mine in New South Wales and the highly productive Newlands Northern Underground mine in Queensland.

Coking sales in Australia were marginally down on the prior year due to lower sales resulting from the deferral of shipments by some customers and industrial action at Tahmoor, which were materially offset by increased sales from Oaky North.

Mining and CPI inflationary pressures adversely impacted Xstrata Coal's earnings, reducing operating profit by $303 million when compared to the previous year. Higher cost inputs, including an extraordinary increase in rail freight and port charges, higher labour costs and continued price escalation for spare parts, were partially offset by savings from fuel following the reduction in oil prices during the year. The Australian operations experienced an increase in excess of 19% year on year in the cost of spare parts as a result of a lag effect in the industry, with reductions expected to be realised in 2010. In South Africa, rail freight charges increased by 39% industry-wide, as a result of increases introduced by the sole rail supplier.

Real unit cost savings of $107 million were achieved, primarily due to productivity improvements at a number of Australian operations, including Newlands Northern Underground and Ravensworth Underground as well as from the benefit of the transition to lower cost owner-operator mining at Mount Owen. Cost savings were partially offset by geotechnical issues at Rolleston, a faulted region impacting resource recovery at Beltana (as anticipated in the mine plan), and the impact of mining higher cost contractor mini-pits while transitioning to large lower cost open-cut operations in South Africa.

Other income and expenses include certain market related impacts including the suspension of longwall operations at Oaky No 1, the change in product type at GGV as well as redundancy costs.

Operations

Australian thermal coal

Australian thermal coal's operating profit of $1,315 million is 30% lower than the previous year, primarily due to a weakening of the market resulting in lower prices received for 2009 Japanese Financial Year contracts, partly offset by the benefit of the weaker Australian dollar against the US dollar. The average realised export thermal price decreased by 16% to $80 per tonne and average realised semi-soft prices decreased by 22% to $123 per tonne.

Despite coal chain outages during the year, the Australian thermal coal operations recorded an increase in sales volumes. Consolidated sales increased by 1 million tonnes to 46 million tonnes compared to the previous year as a result of increased overall rail and port capacity and increased production from Newlands Northern Underground.

Australian coking coal

Operating profit from coking coal operations reduced by approximately two thirds to $343 million in comparison to 2008, as a result of the collapse in demand from global steel and manufacturing markets in the early part of the year. Poor market conditions led to the deferral of a number of shipments by customers in the first half of the year and the suspension of longwall operations at Oaky No. 1, which were subsequently restarted in August.

In the second half of 2009, improved market conditions led to a substantial improvement in second half operating profit which increased to $219 million compared to $124 million in the first half of the year.

Real unit cost savings were achieved, primarily from productivity improvements at Oaky North from new longwall efficiencies. The renegotiation of contracts in the first half of the year resulted in approximately 3 million tonnes of metallurgical coal to be delivered over the course of the next 18 to 24 months.

South Africa

The second half of 2009 saw a strong recovery for the South African operations, achieving an operating profit of $111 million for the year after a first half operating profit of $17 million. Nonetheless, operating profits were $300 million lower than the previous year due to reduced demand from the Atlantic and local South African energy markets resulting in lower sales volumes and prices, as well as cost increases resulting from reduced domestic sales and costs associated with the transition to large lower cost open pit operations.

South African sales were 20 million tonnes, down 17% against the prior year mostly as a result of decreased demand in the domestic market due to the reduced domestic power demand and lower industrial use for part of the year.

In December 2009, Goedgevonden secured a 17-year agreement with Eskom, the national power utility, to supply 3.5 million tonnes per annum of thermal coal to Eskom's Majuba coal-fired power station until December 2026. The remaining 3.5 million tonnes per annum production from the mine will be sold as export coal.

Americas

Xstrata Coal America's 2009 pro forma operating profit increased by 13% to $376 million from the previous year, including $107 million from the newly acquired Prodeco operation in Colombia.

Cerrejón's operating profit fell to $269 million (Xstrata's share), 20% lower than in 2008, as a result of lower demand from the Atlantic market resulting in lower sales volumes and lower realised prices than in the previous year.

In 2009 Prodeco continued to ramp up operations to 10.5 million tonnes. However, lower demand from the Atlantic market impacted sales volumes, production and increased stocks. Distribution costs have also been impacted by night time railing restrictions.

SUMMARY PRODUCTION DATA (million tonnes)	Year ended 31.12.09	Year ended 31.12.08
Total consolidated production	**95.2**	85.5
Total thermal coal	**82.6**	73.3
Australian thermal	**41.1**	40.2
South African thermal*	**20.8**	22.7
Americas thermal**	**20.7**	10.4
Australian coking	**6.4**	6.9
Australian semi-soft coking	**6.2**	5.3
Total consolidated sales	**92.6**	86.3
Consolidated Australian sales total	**52.2**	51.8
Coking export	**6.4**	7.0
Semi-soft coking export	**6.2**	5.3
Thermal export	**31.6**	31.3
Thermal domestic	**8.0**	8.2
Consolidated South African sales total*	**19.8**	24.0
Thermal export	**11.9**	12.3
Thermal domestic	**7.9**	11.7
Consolidated Americas sales total**	**20.6**	10.5
Total attributable sales	**86.4**	79.6
Attributable Australian sales total	**49.8**	49.5
Coking export	**6.4**	7.0
Semi-soft coking export	**5.5**	4.8
Thermal export	**30.0**	29.6
Thermal domestic	**7.9**	8.1
Attributable South African sales total*	**16.0**	19.6
Thermal export	**9.6**	9.8
Thermal domestic	**6.4**	9.8
Attributable Americas sales total**	**20.6**	10.5
Average received export FOB coal price ($/t)		
Australian coking	**145.0**	232.5
Australian semi-soft coking	**122.5**	157.5
Australian thermal	**80.3**	95.6
South African thermal	**68.1**	78.4
Americas thermal**	**74.8**	80.9

* For production reporting DTJV is included for the full year ended 31 December 2009. As a result of the DTJV re-structuring announced on 3 March 2008, for financial reporting DTJV was excluded from Xstrata Coal's ex-mine results from this date until 1 July 2009.

** Includes Prodeco for the year ended 31 December 2009

Developments

In 2009, Xstrata Coal advanced its world class project portfolio of low-cost internal growth expansions and development opportunities. Xstrata Coal has six major projects in implementation, Blakefield South, Mangoola, Goedgevonden (recently completed and in the final phase of commissioning its Coal Handling and Processing Plant), ATCOM East, Newlands Northern Underground extension and the Prodeco expansion, and is on track to deliver in excess of 30 million tonnes per annum product on a consolidated basis by the end of 2013.

Australia

Development of the first longwall panel continued at the Blakefield South underground operation, part of the Bulga Complex in New South Wales. In early 2010, the project was 88% complete, with first longwall coal expected to be produced on schedule in the third quarter. Blakefield South will replace the highly productive

Beltana underground mine once it ceases operations in late 2010.

In July 2009, the Xstrata plc Board approved the re-engineered and optimised development of the Mangoola open cut thermal coal mine in New South Wales. Major earthworks for the rail loop, infrastructure area and dams commenced in December 2009. The project remains within budget and is scheduled to commission its new coal handling and processing plant in the second half of 2011. The mine will produce up to 10.5 ROM million tonnes of both export and domestic quality thermal coal annually and has an expected mine life of at least 18 years.

Development applications have been submitted to the New South Wales Department of Planning for Ulan West and Ravensworth North, both having completed environmental assessment studies and Ulan West having completed its feasibility study. Ravensworth North feasibility studies are expected to be completed in the first quarter of 2010. These projects are expected to progress to implementation in 2010, dependent on external approvals.

The United open cut and Bulga optimisation projects both progressed into prefeasibility during 2009 and are expected to complete the option analysis and selection phase and commence feasibility studies in 2010.

The Newlands Northern Underground extension in Queensland was approved in June and the development of the first extended underground longwall block has commenced. The project remains on budget and schedule with longwall coal expected in the first half of 2012.

Further development of the Surat Basin in Queensland focused on the Wandoan Coal project which is currently advancing through feasibility stage. The Supplementary Environmental Impact Statement was submitted in November with a response expected in the first quarter of 2010. Over 1 billion tonnes of reserves have now been identified to underpin thermal coal exports from the initial stage of up to 30 million tonnes per annum. Exploration and development planning is also underway on a further 4.1 to 7.7 billion tonne exploration target, which could underpin a new basin in Queensland with capacity in excess of 100 million tonnes per annum.

Given the long-term demand for thermal coal from the southern Bowen Basin and the potential of the Surat Basin, Xstrata has also progressed pre-feasibility studies under its exclusive right to develop a new coal export terminal in the vicinity of Port Alma, approximately 40 kilometres north of Gladstone.

In June 2009 the Rolleston expansion project commenced its prefeasibility study. The Oaky Creek open cut expansion project commenced its prefeasibility study in September 2009 for an additional 1 million tonne per annum of saleable coking coal.

South Africa

The recently completed Goedgevonden Colliery project is in the final phase of commissioning its coal handling and processing plant, which is expected to reach full production in the first quarter of 2011.

In October, the Xstrata Board approved the full implementation of the ATCOM East project, with a capital commitment of approximately $407 million. Full integrated run of mine production of 5.7 million tonnes per annum is expected to ramp up during 2011.

The Tweefontein Optimisation Project completed its prefeasibility study in November 2009 and proceeded into the feasibility phase to develop a 9 million tonne per annum operation with an indicative start up date of 2013.

Americas

Following the purchase in March 2009 of the Prodeco coal operations, the necessary permits were secured for the expansion of coal production from 10 million tonnes per annum to 17 million tonnes per annum by 2013. In March, Prodeco received a 12 month extension from the Colombian government to the lease concession of the existing Santa Marta port contingent upon the timely development of a new direct loading port. Prodeco is at this time the solde participant in the Puerto Nuevo project to construct a new multi-user direct ship loading port facility at Cienaga, south of Santa Marta. The first phase of the facility is expected to be completed by 2013 with a capacity of 23million tonnes per annum.

In November 2009, the joint venture shareholders at Cerrejón gave approval to complete an options analysis and selection study of a proposed larger staged expansion project. The 40 million tonnes per annum feasibility study which was completed in January will have a majority of its engineering incorporated into this larger expansion project.

The Donkin project, situated in Nova Scotia Canada, continued feasibility studies during 2009 and development options continue to be considered.

Markets | Copper

The copper market proved robust in the face of very challenging macroeconomic conditions in 2009. Demand from developing markets in Asia along with multiple supply disruptions ensured that copper prices climbed steadily throughout the year, from a low of $1.38 per pound in mid-January to $3.33 per pound at year-end. LME cash prices averaged $2.33 per pound during the year, 26% or 82¢ per pound lower than in 2008.

The global financial crisis that began in late 2008 continued to weigh on copper demand throughout 2009 in major Western markets where the construction and transportation sectors were worst hit. These markets began to emerge from recession during the second half of the year as government stimulus efforts took effect, and by year-end the outlook for Western copper demand had improved.

Weakness in Western markets was offset by very strong Chinese copper consumption, which recovered rapidly from the slowdown in late 2008 as government stimulus efforts generated strong demand from the power and infrastructure projects, with further buying from consumer goods and automotive sectors.

A shortage of global scrap resulted in increased imports of refined copper into China. Chinese net imports of refined copper increased by 130% compared to the previous year to 3.1 million tonnes and absorbed much of the surplus copper from Western markets.

A rapid rise in global exchange inventories in early 2009 was reversed by Chinese buying during the second quarter. However, inventories rose steadily during the second half of the year to reach 688,000 tonnes or around 14 days' supply by year-end, an increase of 293,000 tonnes on the closing level in 2008. This stock-build largely reflects the impact of rising copper prices, leading to softer Chinese copper imports in the second half and the minimisation of consumer inventories.

On the supply side, growth was constrained by the suspension of production at several copper mines in response to the financial crisis as well as ongoing underperformance at existing mining operations. Labour unrest disrupted output at several major mines during the second half of the year; while operational difficulties, lower grades and power disruptions continue to constrain supply.

Supply losses and growing smelter demand ensured continued tightness in the concentrate market. Contract treatment and refining terms for 2010 declined to $46.50 per dry metric tonne and 4.65¢ per pound from $50 per tonne and 5¢ in the mid-year talks, while spot terms have declined to levels below $15 per dry metric tonne and 1.5¢ per pound.

Outlook

Continued improvement in macroeconomic conditions in the OECD economies is expected to drive a recovery in copper consumption in 2010, although demand will remain below pre-crisis levels. Despite the expectation that government stimulus measures will be slowly withdrawn in China, copper demand is likely to stay at a high level amid strong domestic consumption and recovering export markets. However, until the OECD recovery gathers pace, global exchange stocks are unlikely to fall significantly from current levels. Considerable fund activity evidenced in the buying of copper and copper-related instruments will result in continued price volatility.

Many supply cuts undertaken at the height of the financial crisis are in the process of being reversed, but project delays and ongoing constraints on existing operations will limit mine supply growth in 2010 and beyond.

The reduced availability of capital following the financial crisis has added to the existing constraints to mine development, which include access to infrastructure, water and power as well as sovereign and political risk. The delays have extended mine development timelines and are limiting the industry's ability to meet forecast demand in the medium term. Probable mine project supply in 2015 has been reduced by an estimated 2.2 million tonnes compared with a comparable forecast eighteen months ago. Tight physical market conditions will return as the demand recovery outpaces supply growth over the coming years.

The outlook for custom smelting remains challenging in an environment where the gap between constrained concentrate supply growth and installed concentrate smelting capacity continues to widen. The collapse in treatment and refining charges to near record lows coupled with weak by-product credits will generate difficult trading conditions for smelters in the year ahead.

Xstrata Copper

FINANCIAL AND OPERATING DATA $m	Year ended 31.12.09	Year ended 31.12.08
Revenue	**9,223**	**11,464**
Argentina: Alumbrera	**1,256**	1,216
Australia: North Queensland	**913**	1,743
Canada*	**2,335**	4,162
Chile		
Collahuasi††	**1,514**	1,131
North Chile	**1,766**	1,834
Peru		
Antamina‡	**790**	840
Tintaya	**649**	538
Operating EBITDA	**2,922**	**3,160**
Argentina: Alumbrera	**543**	488
Australia: North Queensland	**436**	954
Canada*	**84**	117
Chile		
Collahuasi††	**771**	673
North Chile	**242**	90
Peru		
Antamina‡	**495**	543
Tintaya	**351**	295
Depreciation and amortisation	**(796)**	**(863)**
Argentina: Alumbrera	**(94)**	(97)
Australia: North Queensland	**(160)**	(215)
Canada*	**(84)**	(85)
Chile		
Collahuasi††	**(199)**	(150)
North Chile	**(98)**	(91)
Peru		
Antamina‡	**(86)**	(145)
Tintaya	**(75)**	(80)
Operating profit	**2,126**	**2,297**
Argentina: Alumbrera	**449**	391
Australia: North Queensland	**276**	739
Canada*	**-**	32
Chile		
Collahuasi††	**572**	523
North Chile	**144**	(1)
Peru		
Antamina‡	**409**	398
Tintaya	**276**	215
Share of Group Operating Profit	**47.5%**	31.7%
Capital Employed†	**16,335**	14,732
ROCE	**16.8%**	19.2%

FINANCIAL AND OPERATING DATA $m	**Year ended 31.12.09**	Year ended 31.12.08
Capital Expenditure	**934**	**1,115**
Argentina	**43**	77
Australasia	**263**	272
Canada*	**94**	135
Chile		
Collahuasi††	**229**	183
North Chile and Others	**147**	282
Peru		
Antamina‡	**38**	64
Tintaya	**120**	102
Sustaining	**498**	557
Expansionary	**436**	558

† Includes goodwill allocation on acquisition of Falconbridge
†† Xstrata's 44% share of Collahuasi
* Canada includes Xstrata Recycling that operates businesses in Canada, the United States of America and Asia
‡ Xstrata Copper's pro rata share of Xstrata's 33.75% interest in Antamina

OPERATING PROFIT VARIANCES	$m
Operating profit 31.12.08	**2,297**
Sales price*	(185)
Volumes	(80)
Unit cost – real	55
Unit cost - CPI inflation	(48)
Unit cost - mining industry deflation	16
Unit cost - foreign exchange	89
Other income and expenses	(37)
Depreciation and amortisation (excluding foreign exchange)	19
Operating profit 31.12.09	**2,126**

* Net of commodity price linked costs, treatment and refining charges

Xstrata Copper's operating profit of $2,126 million was $171 million lower than in 2008, as a result of lower average copper prices and reduced volumes of by-product sales, partially offset by real unit cost savings and US dollar exchange rate benefits.

Provisional price settlements in respect of sales booked in 2008 but priced in 2009 added $156 million to 2009 earnings, a lower benefit than the prior year provisional price settlements. As at 31 December 2009, provisionally priced sales amounted to 190,000 tonnes to be settled in 2010.

Reduced sales volumes of gold and other by-products offset higher sales volumes of mined copper, impacting operating profit by a net amount of $80 million. Lower gold sales were mainly as a result of lower volumes from Alumbrera and Ernest Henry due to planned lower ore grades whilst lower acid production from the Canadian custom smelters as well as lower molybdenum production from Antamina also contributed to the unfavourable sales volume variance. Mined copper sales were higher year on year from higher sales volumes at Collahuasi, Canada, Tintaya and Lomas Bayas, partially offset by lower sales from North Queensland.

Real unit cost savings contributed $55 million to Xstrata Copper's operating profit, driven by an ongoing focus on productivity improvements and operational efficiencies, including labour and contractor cost reductions, the renegotiation of contracts with main suppliers and increased throughput and production at the Chilean operations. These cost savings were net of the $113 million real unit cost impact of lower ore grades

Mining sector deflation increased operating profit by $16 million due to improved energy and fuel costs compared to 2008 across the five divisions, which were partially offset by inflationary impacts on labour, contracts and consumables in Australia and Canada.

A stronger US dollar against all operating currencies on average compared to 2008 increased operating profit by $89 million.

Depreciation and amortisation contributed $19 million to operating profit due to an increased reserve base at Antamina and lower production at Ernest Henry, partially offset by higher production at Collahuasi.

Other income and expenses include $37 million which mainly relate to disputed export tax payments in Argentina.

Operations

Argentina

Lower operating and sea freight costs, together with higher realised copper and gold prices, improved Minera Alumbrera's operating profit in 2009 by 15% to $449 million, partially offset by lower sales volumes and higher export taxes and provincial royalties. Alumbrera benefited from higher valuations of its six month quotational period provisionally priced sales due to higher year end prices relative to December 2008, offsetting the lower average 2009 LME price compared to 2008.

Operating cost savings were achieved as a result of a reduction in labour and contractors costs and the renegotiation of major contracts. Copper in concentrate production decreased by 9% to 143,100 tonnes, as a result of ore profiles reducing in line with the mine plan planned lower grades. Total gold production of 422,000 ounces was 16% lower than in 2008 due to lower head grades and recoveries.

Australia

The North Queensland copper division achieved an operating profit of $276 million in 2009, significantly lower than $739 million the previous year, primarily due to the impact of lower realised copper prices and reduced production at Ernest Henry mine. The total volume of refined copper sales in 2009, including inter-party and third party sourced material, was 4% higher than 2008 at 276,600 tonnes.

Overall the North Queensland mining operations, comprising the Mount Isa and Ernest Henry mines, produced 197,500 tonnes of copper in concentrate in 2009, a decrease of 25% over 2008. Increased mill throughput and higher grades increased production by 7% at the Mount Isa operations, partially compensating for a 68% decrease in production at Ernest Henry due to the impact of record wet season flooding that required extensive pit dewatering in the first half, planned lower grades and the higher rate of stripping required to access the next ore zone.

The Mount Isa smelter produced 214,350 tonnes of anode, a decrease of 9% over 2008 as a result of lower feed from Ernest Henry. The Townsville refinery produced a record 277,300 tonnes of cathode a 4% improvement compared to 266,500 tonnes in 2008, from North Queensland mined production and anode predominantly from the Altonorte smelter in north Chile.

Canada

In 2009, the profitability of the Canadian division was severely impacted by reduced metal production and sales following unplanned metallurgical plant closures and slowdowns in response to the dramatic collapse in demand for sulphuric acid, lower North American demand for cathodes and a global shortage of concentrates. Higher energy prices also impacted divisional profitability.

Copper in concentrate production from Kidd Mine increased by 2% to 43,600 tonnes. Volumes were affected by two seismic events which impacted mining rates, offset by a 5% improvement in head grades. Zinc in concentrate production declined by 7% to 108,100 tonnes mainly due to a 2% decline in head grades, lower recoveries and reduced mining rates.

The collapse in sulphuric acid demand in North America together with the consequent impact on prices and a shortage of third party concentrate led the Kidd Metallurgical site to implement two temporary shutdowns during the year. As a result, anode production from the Kidd smelter decreased by 26% to 73,200 tonnes.

Refined copper production reduced by 38% to 54,100 tonnes due to less feed from the smelter and as Kidd began to send spent anodes to CCR for processing.

The Horne smelter responded to the collapse in demand for sulphuric acid and excessive inventories by reducing anode production by 5% to 163,700 tonnes compared to the previous year. Consequently, the volume of recycled feeds procured by Xstrata Recycling for processing at the Horne smelter declined by 23% to 99,000 tonnes.

The CCR refinery produced 278,200 tonnes of copper cathode, 19% lower than in 2008, due to reduced supplies of third party anodes as a result of the Vale-Inco strike and lower production at the Horne smelter. To align the operation to projected lower production, the refinery implemented a reduced work schedule in March, moving from seven to five days.

Chile

Collahuasi

Xstrata's 44% share in Collahuasi generated an operating profit of $572 million, an increase of 9% compared to 2008, due to increased copper production and sales volumes, real unit cost savings and proceeds from the final settlement of an insurance claim to cover the previous SAG mill stator failure. This was partially offset by increased plant and equipment depreciation charges.

Collahuasi achieved record sales volumes, copper production and tonnes of ore milled in 2009. Xstrata's share of total copper production increased by 15% to 235,800 tonnes compared to 2008, despite process water supply restrictions, multiple mill stator insulation failures during the year and the catastrophic failure of the main feed conveyor to the concentrator plant that resulted in reduced throughput for 44 days while repairs were implemented. Increased copper production was achieved through higher ore milled volumes, grades and metallurgical recoveries, with more stable production performances emerging in the final quarter.

North Chile

The North Chile division generated an operating profit of $144 million in 2009 compared to a loss of $1 million in 2008, as higher cathode and anode production and sales compensated for lower average annual copper prices than the previous year. The division's sales of payable copper metal rose by 11% to 340,600 tonnes over the period. Real unit cost savings of $35 million were achieved as a result of increased throughput and production volumes, major contract reviews, lower consumable consumption rates and reduced acid plant operating and acid purchase costs. Altonorte's long term contract treatment charges and realised acid sales prices achieved in 2009 also positively impacted profitability.

During the year, the Altonorte metallurgical complex achieved record levels of concentrate throughput and acid production volumes as a result of the commissioning of the new acid plant in October 2008 and more stable operating conditions during 2009. Concentrate throughput volumes increased by 11%, consequently improving anode and acid production volumes by 16% and 30% respectively compared to 2008.

Lomas Bayas mine achieved a record 73,000 tonnes of copper cathode production, 24% higher than in 2008, following the successful completion of a project to expand capacity by 15% to 75,000 tonnes per annum in the last quarter of 2008. Higher volumes were partially offset by the impact of an eight day strike in May and unplanned crusher and mine equipment maintenance.

Peru

Antamina

Xstrata's 33.75% attributable share of Antamina's financial performance is divided between Xstrata Copper and Xstrata Zinc on the basis of sales revenue. Xstrata Copper's share of Antamina revenue decreased by 6% to $790 million in 2009 compared to the previous year mainly due to an 84% reduction in molybdenum sales revenue. This was partially offset by higher sales volumes of silver and lead concentrate.

Operating profit increased by 3% to $409 million as lower depreciation and amortisation charges were due to the 77% increase in the mineral reserve base announced in late 2008.

Xstrata Copper's share of copper in concentrate production decreased by 8% to 106,700 tonnes due to lower copper grades and recoveries as the mine plan moved into a copper-zinc ore zone, displacing the mainly copper-only ores that were mined in 2008. The reduction in mined copper was significantly offset by a 10% increase in mill throughput. Molybdenum production declined by 59% to 838 tonnes due to lower molybdenum grades and recoveries. Copper and molybdenum recoveries were particularly impacted by the processing of oxidised copper-zinc ores from Phase 4. Sales volumes were 4% and 59% lower for copper and molybdenum respectively.

Actions taken to prevent stoppages resulting from the SAG mill failure continue to work effectively, and contingency plans are well established. During 2009, Xstrata received $26 million as its share of the insurance payment following Antamina's SAG mill failure in 2008.

Tintaya

Operating profit increased by 28% to $276 million in 2009 due to higher sales volumes. Total copper metal sales volumes increased by 18% to 115,400 tonnes and an improved sales schedule ensured there were minimal inventory holdings at the port at year end.

Despite record sulphide material mined, copper in concentrate production decreased by 2% to 81,700 tonnes in 2009 due to reduced mill throughput as a result of the high moisture content in the material treated and mill maintenance and process performance related issues. This was further compounded by lower recoveries due to treating sulphide material with higher oxide and native copper content, but partially offset by a 1% increase to grades.

Copper cathode production from the SX/EW plant was 7% lower at 25,500 tonnes in 2009 compared to the prior year mainly due to lower grades of the oxide material mined, partly offset by higher recoveries due to the lower carbonate content in the material treated.

In response to the global financial crisis, contracts were renegotiated with key suppliers to reduce the cost of major consumables resulting in overall improvements to operating costs.

SALES VOLUMES	**Year ended 31.12.09**	Year ended 31.12.08
Argentina – Alumbrera †		
Copper in concentrate (t) inter-company (payable metal)	**3,421**	10,267
Copper in concentrate (t) third-parties (payable metal)	**135,173**	141,053
Total copper (t) (payable metal)	**138,594**	151,320
Gold in concentrate (oz) inter-company (payable metal)	**10,016**	28,013
Gold in concentrate (oz) third-parties (payable metal)	**352,886**	402,980
Gold in doré (oz) (payable metal)	**57,924**	59,559
Total gold (oz) (payable metal)	**420,826**	490,552
Australia – North Queensland		
Refined copper – mined copper (t)	**212,770**	231,283
Refined copper – inter-company and third party sourced(t)	**63,835**	34,502
Copper in concentrate (t) (payable metal)	**1,139**	12,404
Other products (payable metal)	**(204)-**	1,218
Total copper (t) (payable metal)	**277,540**	279,407
Gold in concentrate and slimes (oz) (payable metal)	**75,302**	121,391
Canada		
Refined copper – mined copper (t)	**38,216**	27,286
Refined copper – inter-company sourced (t)	**165,968**	232,643
Refined copper – third party sourced(t)	**126,214**	176,834
Other products inter-company (t) (payable metal)	**-**	17,670
Other products third-parties (t) (payable metal)	**6,326**	25,445
Total copper (t) (payable metal)	**336,724**	479,878
Total zinc in concentrate (t) (payable metal)		73,966
Gold in concentrate and slimes (oz) (payable metal)	**696,485**	856,118
Chile – Collahuasi ††		
Copper in concentrate (t) inter-company (payable metal)	**33,146**	33,005
Copper in concentrate (t) third-parties (payable metal)	**174,788**	142,556
Copper cathode (t) (payable metal)	**18,679**	21,839
Total copper (t) (payable metal)	**226,613**	197,400
Chile – Lomas Bayas and Altonorte		
Copper cathode (t) (payable metal)	**74,604**	59,475
Copper anode - inter-company (payable metal)	**169,872**	124,999
Copper anode – third parties (payable metal)	**96,084**	122,587
Total copper (t) (payable metal)	**340,560**	307,061
Gold in anodes and slimes (oz) (payable metal)	**36,845**	24,177
Peru – Antamina ‡		
Copper in concentrate (t) inter-company (payable metal)	**5,948**	22,908
Copper in concentrate (t) third-parties (payable metal)	**99,257**	87,065
Total copper (t) (payable metal)	**105,205**	109,973

SALES VOLUMES	Year ended 31.12.09	Year ended 31.12.08
Peru Tintaya		
Copper in concentrate (t) inter-company (payable metal)	-	8,804
Copper in concentrate (t) third-parties (payable metal)	**87,546**	63,312
Refined copper – mined copper (t)	**27,364**	25,455
Refined copper – third party sourced(t)	**501**	-
Total copper (t) (payable metal)	**115,411**	97,571
Gold in concentrate (oz) (payable metal)	**34,855**	23,841
Mined copper sales (t) (payable metal)	**911,847**	887,930
Custom copper sales (t) (payable metal)	**628,800**	734,680
Inter-company copper sales (t) (payable metal)	**(212,387)**	(217,653)
Total copper sales (t) (payable metal)	**1,328,260**	**1,404,957**
Total gold sales (oz) (payable metal)	**1,254,297**	**1,488,066**
Average LME copper cash price ($/t)	**5,150**	6,956
Average LBM gold price ($/oz)	**973**	872

† 100% consolidated figures
†† Xstrata's 44% share of Collahuasi
‡ Xstrata Copper's pro rata share of Xstrata's 33.75% interest in Antamina

SUMMARY PRODUCTION DATA	Year ended 31.12.09	Year ended 31.12.08
Total mined copper (t) (contained metal)	**906,898**	952,426
Total mined gold (oz) (contained metal)	**502,967**	687,212
Total copper cathode (t) (from mined and third party material)	**727,050**	806,782
Consolidated C1 cash cost – post by-product credits (US¢/lb)	**91.2**	89.3

Developments

Argentina

Alumbrera
In July 2009, Alumbrera commissioned a $15 million upgrade and expansion to the cleaner flotation circuit, which has delivered improvements to both milling capacity and metallurgical performance. A project to improve the capacity and efficiency of the pebble crushing circuit will be completed during 2010.

Exploration activities in the tenements surrounding the Alumbrera concession continue under an agreement with local partner YMAD.

El Pachón
During 2009, work continued to update the previous feasibility study. Previous financial estimates are being revised to incorporate the 41% mineral resource increase announced in August 2009, as well as current market conditions for consumables, construction and equipment and are scheduled for completion during the first half of 2010.

Australia

The feasibility study to convert the open pit Ernest Henry operation into a large scale underground sub-level cave mine was completed and the Xstrata plc Board approved its development in December 2009. The project will extend the life of Ernest Henry's operation by at least 12 years to 2024 and produce an average of 50,000 tonnes of copper per annum with gold and magnetite credits. Decline development continued during the second half of 2009, reaching a total of 2,928 metres on 31 December 2009. Construction of a facility to extract 1.2 million tonnes per annum of magnetite from the Ernest Henry tailings was also approved and site work will commence during 2010. The high-grade magnetite product will be exported through the Townsville port operations and sold to international steel mills from 2011.

At Mount Isa underground copper operations, a scoping study into a 'starter pit' mine to add incremental copper production of around 20,000 tonnes per annum has concluded that it is potentially viable and a prefeasibility study will be completed in 2010. During the year, a prefeasibility study also commenced into the potential for underground mass mining of low-grade remnant and halo mineralised zones in the 1100 orebody. Underground exploration drilling has been focused on mineralisation associated with the Western 1100 orebody at the X41 Mine, the Southern 3500 orebody in Enterprise mine and the 500 orebody in X41 Mine to extend the mineral resource base. Drilling activities in 2010 will continue to target extensions of the Western 1100 orebody and the 500 orebody.

Regional exploration drilling is currently focused on targets in the Cloncurry and Mount Isa regions that have the potential to provide additional ore feed to the Ernest Henry and Mount Isa plants.

Canada

The project to extend the mining zone at Mine D from 9,100 feet to 9,500 feet at Kidd Mine remains on schedule and is due to be completed in the first half of 2011. Requiring investment in excess of $100 million, the project will allow Kidd to maintain a mining rate of 2.7 million tonnes per annum until 2012 and extend the mine life by one year until 2017.

In December, Xstrata Copper Canada announced its decision to permanently cease operations at its Kidd Metallurgical facilities in June 2010. The Canadian copper division will be consolidated during 2010 and the copper concentrate production from Kidd mine will be processed by the Horne smelter and CCR refinery, strengthening the overall performance and sustainability of the division.

Reclamation activities continued at the Murdochville project. All work at the former mine site has now been completed, and the remaining buildings will be given to the town of Murdochville to be converted into an industrial park. All residential properties at the nearby Port of Gaspé were cleaned and some buildings and equipment previously used for concentrate handling were removed.

Exploration efforts continued on three target properties located in British Columbia, north-western Ontario and eastern Quebec.

Chile

Collahuasi

In December 2009, the Collahuasi shareholders approved a $92 million project to enlarge the pebble crushing plant and concentrator water and electrical distribution systems, to achieve an intermediate ore processing capacity of 150,000 tonnes per day by the first quarter of 2011. The full phase 1 expansion to 170,000 tonnes per day, as part of a strategy to sustain total copper production levels of 600,000 tonnes per annum, will be considered for approval by the shareholders in the first half of 2010.

North Chile

In October 2009, the Xstrata plc Board approved a $293 million investment to extend the Lomas Bayas mine life to 2020 and sustain production capacity at the recently expanded rate of 75,000 tonnes per year of copper cathode.

A successful exploration programme at Lomas Bayas identified significant sulphide mineralisation directly beneath the existing oxide mining operation. An initial Mineral Resource has been published of 195 million tonnes at a copper grade of 0.44% using a cut off grade of 0.30%. Following the 20,000 metre drill programme completed in 2008, a further 29,000 metres was completed in the second half of 2009 to increase the tonnage and improve the category of the sulphide Mineral Resource.

Energía Austral

Engineering studies and environmental impact assessments progressed in 2009 into a proposed 1,000MW hydro-electric project, comprising three generating facilities and a dedicated transmission line in southern Chile's Aysén Region.

The revised Environmental and Social Impact Study for the Rio Cuervo dam was completed and submitted in August 2009. The Chilean environmental authorities reviewed the report and responded in late 2009 with further questions and requirements. The project team will progressively respond to the authorities on these matters during 2010.

It is anticipated that regulatory approvals will be sought in relation to each project segment on a progressive basis through to 2012. Concurrently, commercial assessments, engineering activities and early procurement and construction activities will be undertaken.

El Morro
Submitted in November 2008, the El Morro project advanced its Environmental and Social Impact Study through the regulatory approval process during 2009. In October, Xstrata Copper announced that a conditional agreement had been reached to sell its 70% interest in the El Morro project to Barrick Gold for $465 million. In January 2010, New Gold Inc. notified Xstrata Copper that New Gold was exercising its right of first refusal to acquire Xstrata's 70% share in the project. New Gold holds the remaining 30% of the project. Barrick is contesting the legality of New Gold's exercise of the right of first refusal. It is anticipated that the transaction will be completed in the first half of 2010, although the timing of completion may be affected by the progress of legal proceedings.

Peru

Antamina
Following the increase to its mineral reserve base announced in late 2008, Antamina completed a feasibility study to expand milling capacity by 38% to 130,000 tonnes per day for a total investment of $1.3 billion. Following a successful and comprehensive internal peer review, the expansion project received shareholder approval in the first week of January 2010. Project development activities have now commenced and commissioning of the project is scheduled to start at the end of 2011.

Tintaya / Antapaccay
In August 2009, Xstrata Copper announced a 38% increase to the Antapaccay Mineral Resource to 720 million tonnes at a grade of 0.56% copper.

The feasibility study into the development of the Antapaccay deposit as a brownfield expansion to the Tintaya operation was successfully completed in October 2009. The feasibility study identified an estimated investment of $1.4 billion to construct an operation that will produce an average of 160,000 tonnes of copper per annum over at least 20 years. The Environmental and Social Impact Assessment was finalised and filed with the Ministry of Mining in December. Final project approvals will be sought by the end of the first half of 2010. As part of Xstrata Copper's integrated strategy in Southern Peru, further progress was made to evaluate the potential of the Coroccohuayco deposit to provide additional feed for the sulphide concentrator and SX/EW facility at Tintaya. Following the approval of the Environmental Impact Declaration, a drilling campaign of 20,000 metres commenced in November 2009 which will be used to improve the Reserve and Resource base as a future potential feed for the sulphide concentrator and SX/EW facility at Tintaya and results will be known during 2010.

Las Bambas
The Las Bambas project in the Apurimac region completed its exploration campaign in early 2009. A new geological model and updated reserve and resource statement was announced in August 2009, increasing the mineral resource by 26% to 1.1 billion tonnes at a grade of 0.77% copper.

Significant progress was made on the bankable feasibility study during 2009, with all study work completed and peer reviews now being progressed. The feasibility study has indicated production profiles of over 400,000 tonnes of copper per annum for the first five years for an estimated investment of $4.1 billion. The Environmental and Social Impact Assessment is progressing and is due for submission in the first half of 2010.

Philippines

Tampakan
In the first half of 2009, Xstrata Copper, through its Philippines affiliate Sagittarius Mines Inc (SMI), initiated a final feasibility study for the Tampakan copper-gold project which is expected to be completed in the first half of 2010. The results of the pre-feasibility study indicate annual average production of 340,000 tonnes of copper

and 350,000 ounces of gold over at least 20 years at an indicative capital cost of approximately $5.2 billion (100% basis), including the provision of associated infrastructure.

In October 2009, the project's measured, indicated and inferred resource estimate was updated to 2.4 billion tonnes at a grade of 0.6% copper and 0.2 grams per tonne gold, containing 13.5 million tonnes of copper and 15.8 million ounces of gold using a 0.3% copper cut-off grade.

On 1 December, the Board of Indophil Resources NL, Xstrata's joint venture partner at Tampakan, announced that in the absence of a superior offer it supports a takeover offer from Zijin Mining Group, valuing Indophil at approximately $500 million. Xstrata has agreed to sell its 19.9% shareholding in Indophil to Zijin Mining Group in a conditional pre-bid agreement. Xstrata will retain the direct management interest in the Tampakan Project through its SMI shareholding of 62.5%.

Papua New Guinea

Frieda River

In January 2009, the Frieda River project pre-feasibility study commenced and is scheduled for completion in the third quarter of 2010. Current estimates indicate that the project can produce 160,000 tonnes of copper and 250,000 ounces of gold per annum for at least 25 years.

Since assuming management control of the Frieda River Project in January 2007, Xstrata Copper has conducted an ambitious resource evaluation programme, completing 65,000 metres of drilling as part of scoping and pre-feasibility studies. This resulted in the publication in January 2010 of a new mineral resource statement for the Horse-Ivaal-Trukai (HIT) porphyry deposit, containing total mineral resources of 1.06 billion tonnes at 0.53% copper, 0.29 g/t gold and 0.8 g/t silver, using a cut-off grade of 0.3% copper, representing a 26% tonnage increase over the previously published mineral resource estimate.

Markets | Nickel

During 2009, nickel prices continued to be volatile. Weaker prices prevailed in the first five months of the year as the global economic slowdown weighed on the market and reached a low of $9,405 per tonne was attained in March. Early signs of stronger Chinese demand and anticipation of a global recovery saw prices rise from May, reaching over $17,000 per tonne in late July and remaining above this level until mid-November. The closing weeks of 2009 saw prices strengthen further, despite a fourth quarter slowdown in key stainless steel markets and the LME inventory reaching an all time high of 158,000 tonnes of nickel as a result of significant de-stocking by consumers and nickel producers who aggressively responded to slumping demand by cutting working capital to a bare minimum and, in the case of consumers, operated on a hand-to-mouth basis. The average price of nickel for 2009 of $14,712 per tonne was some 30% lower than the prior year.

The slump in global stainless steel production continued in most countries in the early part of the year, offset by a recovery in China, where stainless melt rates surpassed market expectations and historic levels in the second and third quarters. Surging Chinese production and a more muted recovery in the rest of the world in the second half of the year led to a build up in stainless steel inventory as user demand lagged production. In response, producers cut back melt rates in the fourth quarter to rebalance stocks. Overall, global stainless steel melt rates in 2009 were lower than in 2008. However, primary nickel demand from the stainless steel sector rose compared to 2008, reversing the downward trend in consumption of primary nickel which has prevailed since 2006. Increased primary demand resulted from an improved austenitic ratio compared to the prior year, due to lower nickel prices and cutbacks in key ferritic sectors such as automotives, together with reduced scrap availability.

Non-stainless steel nickel demand, which makes up 37% of total demand, fell in 2009 in response to the global economic crisis, following steady growth in the prior year. As a result, total primary nickel demand in 2009 for stainless steel and non-stainless sectors combined was at a similar level to 2008.

On the supply side, output of refined nickel reduced by approximately 5% compared to 2008. Slowdowns of planned production, the suspension of operations and deferrals or delays to new projects initiated in late 2008 in response to market conditions continued as lower prices prevailed in the first half of 2009. In the second half of the year, strikes at Vale Inco's facilities at Sudbury and Voisey's Bay, together with a slower ramp-up than initially planned for a number of new projects across the industry offset the resumption of additional Chinese nickel pig iron production in response to higher prices.

Outlook

The nickel market is expected to recover in 2010, led by improving stainless steel demand, continued growth in Chinese stainless steel production and melt rates elsewhere improving in response to economic recovery. A recovery in non-stainless steel demand is expected to be more subdued. Restocking, as a result of improved demand, is expected to draw down LME inventory and physical availability will be influenced by the prevalence and duration of industrial action, including at Vale Inco's Canadian facilities, and the speed at which growth projects are commissioned. In the near term, substantial supply capacity, including Chinese nickel pig iron production, will overhang the market and ease any emerging tightness in availability.

In the longer term, nickel fundamentals remain favourable with healthy demand growth driven by increased intensity of stainless steel use in major developing economies such as China and continued challenges for new nickel supply from a number of large hydrometallurgical projects that are currently commissioning or scheduled to be commissioned over the next few years.

Xstrata Nickel

FINANCIAL AND OPERATING DATA $m	Year ended 31.12.09	Year ended 31.12.08
Revenue	**1,891**	3,105
INO†	**1,887**	2,622
Dominican Republic	**4**	483
Operating EBITDA	**427**	816
INO†	**436**	697
Dominican Republic	**(9)**	119
Depreciation and amortisation	**(445)**	(475)
INO†	**(440)**	(432)
Dominican Republic	**(5)**	(43)
Operating (loss)/profit	**(18)**	341
INO†	**(4)**	265
Dominican Republic	**(14)**	76
Share of Group Operating profit	**(0.4)%**	4.7%
INO†	**(0.1)%**	3.7%
Dominican Republic	**(0.3)%**	1.0%
Capital employed	**9,037**	9,463
Return on capital employed*	**(0.3)%**	4.8%
Capital expenditure	**1,142**	1,912
INO†	**443**	907
Dominican Republic	**8**	63
South America	**3**	24
Africa	**15**	52
New Caledonia	**673**	866
Sustaining	**93**	267
Expansionary	**1,049**	1,645

† Includes Canadian mines, Xstrata Nickel Australasia (XNA) mines in Western Australia, Sudbury smelter and Nikkelverk refinery

* ROCE % based on average exchange rates for the year

OPERATING PROFIT VARIANCES	$m
Operating profit 31.12.08	**341**
Sales price*	(483)
Volumes	6
Unit cost – real	134
Unit cost – CPI inflation	(11)
Unit cost – mining industry inflation	(3)
Foreign exchange	(47)
Other income and expenses	15
Depreciation and amortisation (excluding foreign exchange)	30
Operating loss 31.12.09	**(18)**

* Net of commodity price linked costs, treatment and refining charges

Following the dramatic decline in nickel demand and prices in the latter half of 2008 and throughout 2009, Xstrata Nickel restructured its business in 2009 to reduce average operating costs to the bottom half of the industry cost curve, while retaining growth potential. Xstrata Nickel's restructuring included the closure of high-cost, end-of-life mines in Sudbury, the suspension of the Falcondo operations, significant reductions in operational and corporate costs and the deferral of the Fraser Morgan and Sinclair underground growth projects. In addition, the Montcalm operations were suspended due to unsafe ground conditions. These actions resulted in real unit cost savings of $134 million and a 65% reduction in sustaining capital expenditure compared to 2008.

Average consolidated cash costs fell by 33% to an average of $3.80 per pound in 2009 from $5.63 per pound in 2008, driven by restructuring activities, efficiency improvements, the ramping-up of the negative cash cost Nickel

Rim South project and the impact of the strengthening of the US dollar on an average basis year-on-year. In the fourth quarter of 2009, Xstrata Nickel was operating with a C1 cash cost of below $3.00 per pound based on prevailing metal prices and exchange rates. The significant actions taken to reduce costs and conserve cash, combined with lower cost production from Nickel Rim South and, commencing in 2012, from Koniambo, are expected to continue to move Xstrata Nickel significantly down the cost curve.

The substantial fall in average nickel prices in 2009, some 30% lower than the previous year, combined with lower prices for by-products, reduced operating earnings by $483 million. EBITDA of $427 million was recorded for 2009, reflecting the positive impact of real cost savings, which mitigated the impact of lower prices and exchange rates. In 2009, average US dollar exchange rates strengthened against Xstrata Nickel's local currencies and lowered costs in US dollar terms. However, this favourable impact was more than offset by a year-on-year unrealised foreign exchange loss relating to the revaluation of net non-US dollar liabilities at year-end, as a result of the weaker US dollar at the end of 2009.

Operations

INO

Integrated Nickel Operations (INO) comprise the Sudbury mines and smelter, Montcalm and Raglan mines in Canada, Xstrata Nickel Australasia (XNA) and the Nikkelverk refinery in Norway. Nickel sales from INO fell by 2% compared to 2008. The loss of feed from restructuring activities was largely offset by initial ore from Nickel Rim South, higher production from Raglan and significantly higher volumes from the Australian operations. Higher grade supply from Xstrata Nickel's own operations fed into INO's downstream facilities, offsetting reduced third party volumes, which were down by 11% year-on-year, as a number of suppliers suspended or reduced production in response to weak market conditions.

Low-cost de-bottlenecking at INO metallurgical facilities continued to improve unit costs and increase capacity. The Sudbury restructuring and INO mine plan optimisation reduced unit production costs by 33% compared to the prior year. However, reduced by-product credits from lower average copper, cobalt and precious metal prices largely offset these savings. Unit costs at INO are expected to continue to decline as the low-cost Nickel Rim South operation ramps up production throughout 2010.

Sudbury and Montcalm

Mined nickel production from the Sudbury operations was impacted by the closure of the high-cost, end-of-life Craig and Thayer-Lindsley mines as part of Xstrata Nickel's restructuring to focus on the development of the cornerstone Nickel Rim South operation. In addition, Montcalm mine was suspended indefinitely following a geotechnical review that showed structural damage to the mine as a result of unplanned ground movement. In response to decreased local feed volumes, Strathcona's milling capacity was reduced by 50% and total mined ore processed declined by 45% in 2009 compared to last year.

At the Sudbury Smelter, feed volumes decreased by 8% to 491,824 tonnes compared to 2008 due to the suspension or closure of the Craig, Thayer-Lindsley and Montcalm mines. Nickel in matte output increased by 2% year-on-year due to higher grade feed from XNA and a 31% increase in concentrate from Raglan. Production of copper-in-matte increased by 4% to 18,560 tonnes as a result of the higher copper volumes from Raglan and XNA, while cobalt-in-matte decreased by 6% to 2,476 tonnes, driven primarily by lower volumes of cobalt-rich third party feed.

Raglan

Raglan achieved record production in 2009 with 1.31 million tonnes ore milled. Nickel grade improved by 11%, increasing to 2.56% from 2.30% in 2008. Production of concentrate increased by 13% to 172,668 tonnes, containing 29,262 tonnes nickel metal. Increased nickel production enabled additional shipments of concentrate to the Sudbury Smelter to fully utilise downstream facilities following Sudbury's restructuring. Raglan's production record was achieved while reducing unit production costs by 21% year-on-year, despite its remote location and challenging operating conditions.

Xstrata Nickel Australasia (XNA)

XNA produced a record 16,678 tonnes of nickel in concentrate in 2009, more than double 2008 production levels due to increased ore production and higher nickel grade at both Cosmos and Sinclair operations. Total ore treated at Cosmos increased by 54% to 347,665 tonnes, mainly as a result of increased mining at the Prospero deposit. Nickel grade increased to 3.71% in 2009 from 3.60% in 2008.

The open-pit operation at Sinclair produced 300,816 tonnes of ore at a nickel grade of 3.28%, including commissioning ore. Optimisation of the open-pit operation to increase recovery and processing of stockpiled ore, together with surplus Cosmos ore enabled mill capacity at Sinclair to be maintained to the end of the year, despite the deferral of underground development. Total nickel in concentrate output from Sinclair for the period was 6,011 tonnes.

Nikkelverk

Nickel production at the Nikkelverk refinery was virtually unchanged compared to 2008 at 88,577 tonnes as the loss of direct feed following the restructuring of the Sudbury operations and the suspension of Montcalm was largely offset by initial ore from Nickel Rim South and increased volumes from Raglan and XNA. Copper, cobalt and precious metals production was impacted by the loss of by-product rich Sudbury feed and decreased by 8%, 6% and 17%, respectively, compared to 2008.

Capacity at the Nikkelverk refinery has been increased to 92,000 tonnes of nickel per year without the investment of additional capital and production was maintained at this increased annualised rate throughout the second half of 2009. Debottlenecking was achieved through a series of process and productivity improvements which enabled increased capacity in the leach and purification sections, and in the tankhouse.

Falcondo

The Falcondo operation in the Dominican Republic remained on care and maintenance throughout 2009, having suspended operations in August 2008 due to weak market conditions. Falcondo is traditionally a swing producer and oil prices impact the majority of the operation's costs.

SALES VOLUMES	**Year ended 31.12.09**	Year ended 31.12.08
INO - Europe – Nikkelverk		
Refined nickel from own mines (t) (payable metal)	**47,862**	43,748
Refined nickel from third parties (t) (payable metal)	**40,596**	45,819
Refined copper from own mines and third parties (t) (payable metal)	**34,021**	37,295
Refined cobalt from own mines and third parties (t) (payable metal)	**3,066**	3,137
INO – North America		
Copper in concentrate (t) inter-company (payable metal)	**11,684**	16,997
INO - Australia – XNA		
Nickel in concentrate (t) third-parties (payable metal)	**2,020**	2,774
Copper in concentrate (t) third-parties (payable metal)	**58**	77
Cobalt in concentrate (t) third-parties (payable metal)	**12**	16
Falcondo - Dominican Republic		
Ferronickel (t) (payable metal)	**236**	19,847
Total nickel sales (t) (payable metal)	**90,478**	92,341
Total ferronickel sales (t) (payable metal)	**236**	19,847
Total copper sales (t) (payable metal)	**45,763**	54,369
Total cobalt sales (t) (payable metal)	**3,078**	3,153
Average LME nickel cash price ($/tonne)	**14,712**	21,104
Average Metal Bulletin cobalt low grade price ($/lb)	**15.17**	35.16
Average LME copper cash price ($/tonne)	**5,150**	6,956

SUMMARY PRODUCTION DATA	**Year ended 31.12.09**	Year ended 31.12.08
Total mined nickel production (t) (contained metal)	**57,052**	54,523
Total mined copper production (t) (contained metal)	**25,428**	27,703
Total mined cobalt production (t) (contained metal)	**1,326**	1,341
Total refined nickel production (t) (payable metal)	**88,577**	88,741
Total mined ferronickel production (t) (contained metal)	**-**	18,782
Consolidated cash cost (C1) – post by-product credits (US$/lb)	**3.80**	5.63

Developments

Koniambo Project

The Koniambo project in New Caledonia is currently under construction and significant progress was made during the year. Koniambo is on track for first ore to be processed in the first half of 2012, ramping up to annual capacity of 60,000 tonnes of nickel in ferronickel within the following two years. The metallurgical plant for the site is being constructed in modules in China and remains on schedule, with the first module shipment to the Koniambo site expected in the third quarter of 2010. Industrial site earthworks are substantially complete, dredging is expected to be complete in early 2010 and the construction of the main wharf is under way.

The Koniambo project is continuing to take up opportunities to optimise capital costs. Re-sequencing activities in 2009 deferred capital expenditures for the year by approximately 50%, as the project team took advantage of the economic downturn and consequent lower capital costs to secure unordered goods and services at lower prices, renegotiate contractor terms and access greater availability of skilled labour.

Nickel Rim South

The Nickel Rim South project in the Sudbury basin continued its ramp up, producing more than 500,000 tonnes of ore in 2009. Steady-state operations are on schedule to commence in the second quarter of 2010 with continued ramp up to reach the 1.25 million tonne per annum nameplate production capacity in 2011, delivering 18,000 tonnes of nickel contained-in-ore. The five year, CAD920 million project is on track to be completed on time and within budget. Improvements at the Strathcona mill, including increased copper capacity, were completed in 2009 in order to handle Nickel Rim South feed.

Definition drilling has proven up 9.6 million tonnes of reserves. The project has increased resources by more than 25% since project execution began. Nickel Rim South is expected to be a negative cash cost operation as a result of its high grade, poly-metallic resource, which will further transform the average cash cost position of Xstrata Nickel's operations.

Sudbury

In February 2010, Xstrata Nickel successfully renewed a three-year collective agreement with the Canadian Auto Workers Sudbury Mine, Mill and Smelter Workers Union Local 598, which represents Sudbury's production and maintenance employees at its operations in Sudbury. Xstrata Nickel plans to reactivate copper mining at the Fraser Mine in February 2010 and the accord provides for a workforce transition agreement that enables the recall of 100 workers to fill vacant positions, while minimising any impact on the existing Nickel Rim South workforce as this project ramps up to full production in the second quarter of 2010.

Raglan

Raglan continues to optimise mine production and sequencing, maximise nickel grade in feed and reduce production costs, while maintaining its maximum processing throughput of 1.3 million tonnes per annum. In 2010, Raglan will resume the development of the new Kikialik underground mine. Exploration will focus on extending the life of operating mines and expanding the mineral resources of the Kikialik mine and Qakimajurq, another new mine to be developed from this significant nickel region.

Xstrata Nickel Australasia (XNA)

A low-cost expansion of the Cosmos mill was completed in 2009 to increase capacity to 13,500 tonnes of nickel in concentrate per annum and lower unit costs. Development of the Prospero deposit continued throughout 2009, contributing to a 54% increase in production at Cosmos.

The open pit mine at Sinclair was completed in the third quarter of 2009 while development of the underground mine was deferred in April 2009 due to market conditions. Sinclair has been repositioned as a swing producer and will operate as a satellite operation, leveraging the infrastructure and capacity available from Cosmos to limit overheads.

Falcondo

The feasibility study to convert the energy source for Falcondo's process plant from oil to natural gas and to optimise mining and plant processes is scheduled to be completed in 2010. These initiatives aim to transform Falcondo from a traditional swing producer into a sustainable operation, with minimum capital outlay. While under care and maintenance, Falcondo continues to support the Dominican Republic by providing an ongoing supply of electricity and through increased contributions to the Falcondo Foundation's numerous social responsibility programmes. Mine rehabilitation and reforestation activities also continue.

Kabanga Nickel

In 2009, the Kabanga Nickel project, a 50:50 joint venture with Barrick Gold Corporation, received a retention license for a period of five years from the Tanzanian government, the first such retention license to be granted in Tanzania. Completion of the feasibility study is scheduled for 2010. Plans for the execution phase are under review to align the project's development with market conditions.

Since entry in 2005, resource tonnes and contained nickel tonnes at Kabanga have more than doubled. Measured and indicated resources at Kabanga are estimated at 37.4 million tonnes at 2.59% nickel and an additional 16 million tonnes of inferred resources at 2.9% nickel, with a 1% nickel equivalent and 1% nickel cut off grade.

Araguaia

Further development at the Araguaia project located in the north-western Brazilian state of Para was deferred in response to poor market conditions. With a measured and indicated resource base of 104.7 million tonnes at 1.33% nickel and an additional 18 million tonnes of inferred resources at 1.29% nickel with a 0.9% nickel cut off grade, Araguaia remains a promising resource and an important component of Xstrata Nickel's growth optionality.

Xstrata File
Number 82-34660

Markets | Zinc

Zinc

During 2009, global zinc demand was severely impacted by weak economic conditions. Consumer and business spending in the zinc-consuming construction and automobile industries stalled and was particularly weak in the first quarter. Compounding the contraction in end user consumption, inventories were significantly reduced and remained low through to the end of 2009. Demand recovered somewhat in the second half, primarily as a result of government stimulus spending and 'cash for clunkers' car scrapping incentive schemes in North America and Europe.

Despite lower zinc demand in most countries, demand from China continued to grow throughout 2009, as domestic consumption was supported by infrastructure spending and increased lending rates. In total, global demand for zinc fell by over 4% compared to 2008 to 10.5 million tonnes.

An oversupply of zinc metal in the face of poor demand led LME warehouse stocks to rise to 489,125 tonnes by the end of 2009 or approximately 18 days of global consumption. While this level represents a significant increase of over 235,650 tonnes compared to December 2008, it remains slightly below the annual average of the past two decades.

LME zinc prices climbed during the year to a monthly average of $2,376 per tonne in December compared to $1,101 per tonne in December 2008. The average LME price for 2009 was $1,659 per tonne.

Global refined zinc production declined by approximately 2% in 2009 to 11.2 million tonnes due to unprecedented mine and smelter cutbacks in 2008 and early 2009. Mine closures in China led to record imports of zinc concentrate to feed Chinese smelters as refined production continued to rise. This trend was in stark contrast to the cuts in refined zinc production elsewhere, in particular in Europe. Rising metal prices in 2009 resulted in a gradual increase of global zinc mine output during 2009 which eased the tightness in concentrate availability seen in early 2009. Average European benchmark treatment charges for 2009 settled at $198.50 per tonne of concentrate on a $1,250 per tonne zinc price basis, down from 2008 levels of $300 per tonne on a $2,000 per tonne zinc price basis.

Outlook

The gradual economic recovery in Western markets and continued growth from Asia will drive increased zinc consumption from the galvanised sector, underpinned by vehicle production, infrastructure projects and consumer goods.

In the medium to longer term global demand growth is expected to average over 5% per annum as China and the developing economies mature. A market deficit is expected to emerge within the next four years as the significant new projects required to satisfy the forecast growth in demand are yet to be defined.

Lead

Global demand for lead fell by approximately 4% compared to 2008, as Chinese demand growth substantially offset significantly lower demand in most regions. Chinese consumption increased by almost 10% year-on-year fuelled by demand for both stationary and automotive batteries during a year in which Chinese vehicle production exceeded that of the USA for the first time.

Global supply of refined lead decreased by approximately 2% to 8.2 million tonnes, following cutbacks by producers world-wide, notably in Peru, Italy and Mexico. As a result, demand and supply for refined lead remained balanced.

Global mine production was relatively unchanged in 2009 as cuts to mine production in many regions, including Peru, North America and Australia, were offset by increases in other countries including India, Bolivia and Mexico. The availability of and prices of scrap and secondary materials, which make up roughly half of the world's feed for lead smelters and refineries, declined slightly during 2009 in a market that approached equilibrium.

LME lead prices climbed during the year due to strong Chinese demand and an improvement in demand from other regions in the second half, averaging $2,329 per tonne in December compared to $963 per tonne in

December 2008. The average LME price for 2009 was $1,726 per tonne, compared to $2,084 in 2008. LME stocks of lead increased, partly in response to the gradual rise in the lead price throughout 2009. By the end of the year, LME stocks had risen to 146,500 tonnes, equivalent to less than one week of global consumption.

Outlook

Demand for lead is expected to continue to grow as lead batteries, the main application for lead, are expected to play an increasingly important part in the urbanisation and industrialisation of developing nations, in particular in Asia. Lead consumption will rise as increasingly prosperous Indian and Chinese consumers switch from electric bicycles to motorcycles and automobiles. Lead batteries are also required for mobile equipment throughout industry and for standby power requirements of larger cities worldwide.

Xstrata Zinc

FINANCIAL AND OPERATING DATA $m	**Year ended 31.12.09**	Year ended 31.12.08
Revenue	**3,450**	3,202
Zinc lead Australia	545	360
Lead Europe	490	486
Zinc Europe	1,185	1,308
Zinc North America	1,126	971
Zinc Peru**	104	77
Operating EBITDA	**860**	435
Zinc lead Australia	304	41
Lead Europe	32	16
Zinc Europe	134	195
Zinc North America	284	124
Zinc Peru**	106	59
Depreciation and amortisation	**(354)**	(331)
Zinc lead Australia	(112)	(95)
Lead Europe	(2)	(4)
Zinc Europe	(36)	(44)
Zinc North America	(172)	(155)
Zinc Peru**	(32)	(33)
Operating profit	**506**	104
Zinc lead Australia	192	(54)
Lead Europe	30	12
Zinc Europe	98	151
Zinc North America	112	(31)
Zinc Peru**	74	26
Share of Group Operating profit	11.3%	1.4%
Australia	4.3%	(0.7)%
Europe	2.9%	2.2%
North America	2.5%	(0.5)%
Zinc Peru**	1.6%	0.4%
Capital employed†	**5,348**	5,292
Return on capital employed*	**14.1%**	2.6%
Capital expenditure	**247**	655
Australia	152	460
Europe	51	91
North America	44	104
Sustaining	133	278
Expansionary	114	377

* ROCE % based on average exchange rates for the year

** Xstrata Zinc's pro-rata share of Xstrata's 33.75% interest in Antamina

† Includes goodwill allocation on acquisition of Falconbridge

OPERATING PROFIT VARIANCES	$m
Operating profit 31.12.08	**104**
Sales price*	149
Volumes	117
Unit cost – real	192
Unit cost – CPI inflation	(25)
Unit cost – mining industry inflation	(22)
Unit cost – foreign exchange	40
Other income and expenses	10
Depreciation and amortisation (excluding foreign exchange)	(59)
Operating profit 31.12.09	**506**
* Net of commodity price linked costs, treatment and refining charges	

Xstrata Zinc's operating profit increased to $506 million from $104 million in 2008. Over $300 million of the increase is attributable to the actions taken by Xstrata Zinc in the face of the global downturn to restructure its operations, improve productivity and achieve sustainable cost savings. Real cost savings of $192 million were realised through the restructuring of the Mount Isa complex, efficiency improvements at the Canadian operations and rescheduling production at Nordenham. Mined zinc and zinc metal volumes rose by 20% and 4% year-on-year respectively and lead metal volumes rose by 10%. In total, improved volumes added $117 million to operating profits. The impact of provisional pricing in a rising market throughout the year enabled Xstrata Zinc to realise higher zinc and lead prices compared to 2008, benefiting operating earnings by $149 million, despite average LME prices falling compared to 2008. At the end of 2009, 108,000 tonnes of zinc were provisionally priced.

C1 cash costs were significantly reduced, falling by 25% from 58.3 cents per pound in 2008 to 43.5 cents per pound in 2009. Xstrata Zinc's mined production has been progressively increased in recent years to the point where the business is now a fully integrated zinc producer. On this basis, integrating mine and smelter production costs, C1 costs fell from 50.8 cents per pound in 2008 to 39.1 cents per pound in 2009. The modest positive impact of the stronger average US dollar against local currencies was offset by the impact of CPI and mining sector inflation in Europe, mostly fuelled by electricity price increases, which reduced earnings by a total of $47 million, a significantly lower rate of inflation than in previous years.

Operations

Zinc Lead Australia

The Australian operations achieved material reductions in operating costs and improved productivity as a result of the restructuring of the Mount Isa complex and expansion of McArthur River Mine. Together, increased volumes and real cost savings added $130 million to 2009 operating profit for the Australian zinc operations, which increased to $192 million, compared to a loss of $54 million in 2008. Operational improvements and higher volumes more than offset the negative impact of record rainfall at Mount Isa in early 2009 which disrupted rail availability and the temporary suspension of mining at McArthur River Mine before regulatory approvals were finalised.

Record production was achieved at Mount Isa, together with operational efficiencies and higher recoveries as a result of increased production from the high grade George Fisher and large-scale Black Star operations. Black Star open cut produced a record 3.4 million tonnes, 51% higher than 2008 production, more than offsetting the temporary suspension of the Handlebar Hill operation, which was put onto care and maintenance in January to reduce costs and conserve reserves at a time of low prices. Handlebar Hill resumed operations in August in line with recovering market conditions.

Increased mine production enabled the Mount Isa zinc-lead concentrator to achieve record throughput of 7.4 million tonnes, a 22% increase on 2008. Zinc metal production rose by 15%, while lead metal production declined by 10% due to lower lead grades. Smelter production of crude lead of 146,100 tonnes was 12% lower than in 2008, mainly as a result of the significant decrease in third party concentrate supply.

Overall, unit costs for the Mount Isa complex were reduced by 40% compared to 2008.

McArthur River Mine (MRM) began the year on care and maintenance following the invalidation in December 2008 by the Australian Federal Court of the operation's original approval for its conversion from an underground to an open cut operation. Mining operations recommenced on 20th February 2009 and, despite only being operational for just over 10 months, the mine achieved its planned production profile for 2009. This enabled mill throughput to increase to a nameplate capacity run-rate of 2.5 million tonnes per annum from late February to the end of the year. Total ore milled increased by 3% compared to 2008 to 2.1 million tonnes. Higher average head grades resulted in the production of 166,400 tonnes zinc metal for the year from MRM, a 17% increase over 2008. This included 10,800 tonnes of zinc in concentrate with low lead content, which is suitable for treatment in electrolytic smelters.

Cost savings activities throughout the year resulted in an 18% reduction in average C1 cash costs at MRM from 73.23 cents per pound in 2008 to 59.8 cents per pound in 2009.

Zinc Lead Europe

Operating profit for the European operations of $128 million was 21% lower compared to 2008 mainly due to lower realised metal prices and the negative impact of reduced sulphuric acid prices, which trimmed earnings by $35 million as a result of very weak demand for acid. Production increases and real cost savings at all the operations partly offset lower prices and reduced sulphuric acid sales.

At San Juan de Nieva plant, saleable zinc production was 11% higher than the previous year, a new production record. Since March, the operation has run at an increased annualised production rate of 510,000 tonnes. Production of silver concentrate rose by 24% to 22,800 tonnes, with a silver content of 68,337kg and 6,400 tonnes of lead, as a result of improvements to the silver recovery circuit completed in March 2008. San Juan de Nieva smelter also produced 665,200 tonnes of saleable sulphuric acid. In May, a new three and a half year electricity supply contract was signed with one of the main power companies in Spain at competitive market conditions.

At Nordenham, production in the first half of the year was reduced by approximately 13%, in order to optimise power usage during difficult market conditions. In the second half, production was increased to produce a total of 146,600 tonnes for the full year, 3% lower than 2008.

At Britannia Refined Metals at Northfleet, lead production increased to 157,900 tonnes, 14% higher than in 2008 as a result of a continuous supply of crude lead from Mount Isa compared to the prior year. Silver production reached 8.8 million ounces, 11% higher than the previous year.

Zinc Lead Americas

Operating profit for the Zinc Lead Americas division increased to $186 million compared with a $5 million loss in 2008 due to higher realised prices, increased volumes reflecting the first full year of production at Perseverance mine and cost reduction initiatives. At Brunswick mine, ore processed remained at a similar level to 2008 at 3.3 million tonnes. However, mine head grades and zinc metallurgical recoveries were slightly higher at 8.59% and 88.43% respectively, mainly due to a newly implemented zinc circuit stabilisation project which led to a 4% increase in zinc in concentrate production to 252,400 tonnes.

The Brunswick smelter processed a total of 244,400 tonnes of new feed materials in 2009, a 4% increase over 2008. Despite increased production, operating costs were reduced by 4% compared to 2008 as a result of optimising labour and supplies. Refined lead and alloys produced totalled 83,600 tonnes, 3% more than 2008. An 85% increase in silver doré production resulted from the treatment of higher-margin complex concentrates and a reduction of in-process metal levels.

Perseverance mine, which started commercial production on 1 July 2008, completed its first full year of operation, producing 135,700 tonnes of zinc metal and 8,600 tonnes of copper in concentrate.

The CEZinc refinery in Quebec produced 228,600 tonnes of saleable zinc, 260,400 tonnes of cathode zinc and 371,800 tonnes of sulphuric acid, a 13% decrease in zinc metal production compared to 2008. Production was reduced by 20% from March to September due to constraints resulting from weak sulphuric acid market conditions and returned to full capacity on 1 October 2009.

The Kidd Zinc hydrometallurgical plant produced 112,700 tonnes of zinc metal, 8,500 tonnes lower than last year as difficult market conditions for zinc metal and sulphuric acid constrained production volumes.

In 2009, zinc ore processed at Antamina rose by 10% to 11.3 million tonnes (Xstrata's 33.75% attributable share) and zinc metal in concentrate produced was 154,000 tonnes, 31% higher than in 2008.

SALES VOLUMES	**Year ended 31.12.09**	Year ended 31.12.08
Australia – Mount Isa		
Zinc in concentrate (t) third party sales (payable metal)	**266,227**	171,137
Zinc in concentrate (t) inter-company sales (payable metal)	**7,140**	69,580
Total zinc (t) (payable metal)	**273,367**	240,717
Lead in concentrate (t) third party sales (payable metal)	**2,696**	3,656
Lead in bullion (t) inter-company sales (payable metal)	**149,605**	155,401
Total lead (t) (payable metal)	**152,301**	159,057
Silver in concentrate (koz) third party sales (payable metal)	**563**	385
Silver in bullion (koz) inter-company sales (payable metal)	**7,853**	9,172
Total silver (koz) (payable metal)	**8,416**	9,557
Australia – McArthur River		
Zinc in concentrate (t) third party sales (payable metal)	**143,462**	115,241
Lead in concentrate (t) third party sales (payable metal)	**26,929**	29,945
Silver in concentrate (koz) third party sales (payable metal)	**374**	318
Australia – Lennard Shelf *		
Zinc in concentrate (t) third party sales (payable metal)	-	13,617
Zinc in concentrate (t) inter-company sales (payable metal)	-	3,561
Total zinc in concentrate (t) (payable metal)	-	17,178
Lead in concentrate (t) third party sales (payable metal)	-	2,117
Lead in concentrate (t) inter-company sales (payable metal)	-	2,291
Total lead in concentrate (t) (payable metal)	-	4,408
Europe – San Juan de Nieva		
Refined zinc (t)	**481,588**	432,507
Europe – Nordenham		
Refined zinc (t)	**140,615**	144,994
Europe – Northfleet		
Refined lead (t)	**166,010**	134,445
Refined silver (koz)	**8,677**	7,729
North America - Brunswick		
Zinc in concentrate (t) third party sales (payable metal)	**103,866**	95,755
Zinc in concentrate (t) inter-company sales (payable metal)	**85,728**	89,933
Total zinc (t) (payable metal)	**189,594**	185,688
Lead concentrate (t) third party sales (payable metal)	-	5,982
Lead concentrate (t) inter-company sales (payable metal)	**43,906**	49,285
Zinc in bulk concentrate (t) third party sales (payable metal)	**22,732**	10,111
Lead in bulk concentrate (t) third party sales (payable metal)	**18,492**	8,290
Silver in bulk concentrate (koz) third party sales (payable metal)	**1,162**	522
Refined lead & Alloys (t)	**87,036**	77,228
Silver doré (koz) inter-company sales	**8,650**	4,810
North America – CEZ **		
Refined zinc (t)	**60,995**	64,669

SALES VOLUMES	Year ended 31.12.09	Year ended 31.12.08
Perseverance		
Zinc in concentrate (t) third party sales (payable metal)	**10,202**	8,269
Zinc in concentrate (t) inter-company sales (payable metal)	**104,462**	39,140
Total zinc (t) (payable metal)	**114,664**	47,409
North America – Kidd Creek		
Refined zinc (t)	**115,833**	124,917
Peru - Antamina zinc* **		
Zinc in concentrate (t) third party sales (payable metal)	**124,481**	99,441
Zinc in concentrate (t) inter-company sales (payable metal)	**-**	-
Total zinc (t) (payable metal)	**124,481**	99,441
Total zinc metal third party sales (t)	**799,031**	767,087
Total zinc in concentrate third party sales (t)	**670,970**	513,571
Total lead metal third party sales (t)	**253,046**	211,673
Total lead in concentrate third party sales (t)	**48,117**	49,990
Total silver metal third party sales (koz)	**8,677**	7,729
Total silver in concentrate third party sales (koz)	**2,099**	1,225
Average LME zinc price (US$/t)	**1,659**	1,870
Average LME lead price (US$/t)	**1,726**	2,084

* Xstrata Zinc's pro rata share of Lennard Shelf sales volumes (50%)

** Xstrata Zinc's pro rata share of CEZ sales volumes (25%)

*** Xstrata Zinc's pro rata share of zinc sales from Xstrata's 33.75% interest in Antamina

SUMMARY PRODUCTION DATA	Year ended 31.12.09	Year ended 31.12.08
Total zinc in concentrate production (t)	**1,032,755**	861,033
Total zinc in metal production (t)	**825,208**	795,565
Total lead in concentrate production (t)	**229,782**	251,496
Total lead in metal production (t)	**241,485**	220,391
Consolidated Zinc cash cost (C1) - post by-product credits (US¢/lb)	**43,45**	58.33

Developments

Zinc Lead Australia

During 2009, Xstrata Zinc continued to invest in its Australian operations. An expansion feasibility study was initiated at George Fisher mine following an 80% increase in reserves from 33.6 million tonnes to 60.6 million tonnes over the past four years. A proposed expansion to the underground mine will increase total output from 3.5 million tonnes per annum to 4.5 million tonnes per annum. The feasibility study is expected to be completed by the second half of 2010.

The Black Star Open Cut Deeps feasibility study was started in 2009 and will focus on a potential single stage cutback to the existing Black Star Stage 4 Pit. It is anticipated that the proposed pit will add 12 million tonnes of ore and, potentially extend Black Star's mine life by a further three years. Additional projects are being studied to further extend the life of the mine. The feasibility study is expected to be completed during 2010.

Following the regulatory approval of the open pit development on 20 February 2009 and the completion of the $37 million concentrator expansion in 2008, production capacity at McArthur River Mine (MRM) has increased from 1.8 million tonnes per annum to 2.5 million tonnes per annum. While MRM continues to produce its traditional high grade bulk zinc/lead/silver concentrate used by Imperial Smelting Process smelters, technological advances to the concentrator have enabled MRM to also produce a new low lead content zinc concentrate, which is suitable for electrolytic smelters, opening a new market for MRM concentrate.

Zinc Lead Americas

Following the successful completion of the Perseverance mine, further exploration work is continuing in the region. The Bracemac-McLeod project, located 6 kilometres east of the Matagami mill complex, has advanced to the feasibility study stage. The feasibility study will be completed in mid 2010. Definition drilling is progressing to confirm mineral resources and should be completed in the first quarter of 2010.

In December, Xstrata announced the permanent closure of the Kidd Zinc plant in May 2010 as part of a rationalisation of its Canadian metallurgical operations.

Zinc Lead Europe

In the Republic of Ireland, Xstrata Zinc's exploration efforts with its 23.6 % JV partner, Minco Plc, have identified zinc mineralisation at the Pallas Green property near Limerick. An exploration programme carried out in 2009 to define economic reserves and initiate baseline studies confirmed the project's potential. On 1 February 2010, a $10 million (€7 million) exploration and delineation programme was announced for 2010.

A feasibility study for the construction of an Albion Process atmospheric pressure leaching plant at San Juan de Nieva is expected to be completed by the end of 2010. The plant would enable an alternative processing route for bulk lead-zinc concentrate from McArthur River, currently processed predominantly by imperial (ISF) smelters.

Xstrata Technology Services

FINANCIAL AND OPERATING DATA $m	**Year ended 31.12.09**	Year ended 31.12.08
Revenue	**114**	235
EBITDA	**28**	38
Depreciation and amortisation	**(6)**	(6)
EBIT	**22**	32
Capital expenditure	**3**	6

Xstrata Technology Services provides expertise and technology to support the processes involved in mining and metallurgy. It comprises Xstrata Technology, based in Brisbane, a specialist technology solutions provider and Xstrata Process Support, based in Sudbury, an independent group which provide highly specialised technological support both to Xstrata's operations and to third-party customers.

Revenue for Xstrata Technology Services declined by 51% to $114 million. However, proactive cost saving actions and a focus on working capital resulted in a decline in EBITDA of 26% to $28 million compared to 2008.

Xstrata Technology

In 2009, the global downturn impacted demand for Xstrata Technology products and services as capital constraints resulted in delayed or cancelled projects. However, work continued during the year on several previously awarded projects and interest in Xstrata Technology's products improved in the second half of the year.

Interest continued to grow strongly in the Albion Process, a low cost, simple atmospheric leach process to recover metals from refractory ores. Several plants using the Albion Process are currently under construction, including a refractory gold plant in the Dominican Republic that will be commissioned in 2010.

There was a year on year reduction in new orders for IsaMill Technology, a revolutionary grinding technology that significantly increases the efficiency of mineral grinding and processing. Nonetheless, work continued with existing orders, including a major installation programme for Anglo Platinum in both coarse grinding and regrinding and commissioning of two large mills for Goldcorp in Mexico, with a further two to be commissioned in 2010. A new design of copper circuit featuring IsaMill and Jameson Cell technology was successfully commissioned at Prominent Hill in Australia, enabling the production of export quality concentrate. Pilot scale trials around the world continue to demonstrate that the IsaMill grinds more efficiently than conventional technology and results in improvements in yield.

Work continued on two new lead and copper installations using the ISASMELT smelting technology at the Kazzinc smelting complex in Kazakhstan, where the copper and lead furnaces are scheduled for commissioning in 2010 and 2011 respectively. During 2009, repeat orders for the ISASMELT technology were received from Yunnan Metallurgical Group (YMG) in China and Sterlite (a Vedanta subsidiary) in India

New orders were received during 2009 for the Jameson Cell, a high intensity flotation technology which provides more efficient and reliable flotation circuits. New installations were successfully implemented at the Prominent Hill copper operation and Cosmos nickel mine.

The copper refining technologies of the Tankhouse Group experienced another strong year, albeit at a reduced level compared to 2008. New orders were received from Africa, South America, India and China, for both new installations and replacement cathode and machine spares.

Xstrata Process Support

Xstrata Process Support provides expert technical services to the minerals sector through four separate specialist departments – Extractive Metallurgy, Process Mineralogy, Materials Technology and Process Control. The impact of the financial downturn resulted in a 30% decrease in demand for Xstrata Process Support's services. As in 2008, external customers accounted for 25% of total revenue in 2009.

Process Mineralogy is a mineral processing and mineral science group that utilises quantitative mineralogy, sampling, statistics and ore benefication test work to improve concentrate grade and maximise metal recoveries for new mine projects and existing operations. During 2009, Process Mineralogy provided services to Xstrata Nickel, Xstrata Copper and Xstrata Zinc in Canada and has ongoing demand from PGM operations, including Xstrata Alloys' Eland. Demand from external companies slowed in the second half of 2009, but has begun to recover in early 2010.

The Extractive Metallurgy business, which provides expert pyrometallurgical and hydrometallurgical services to smelters and refineries, continued to see demand for process modelling expertise on roasters and smelters from both internal and external clients. This engineering service combined with laboratory testing and piloting facilities is used to optimise process design and support environmental compliance projects.

The highly experienced engineers that make up Process Control delivered numerous improvements to the concentrators at Xstrata Alloys Eland mine in South Africa, Xstrata Nickel's Raglan and Strathcona sites in Canada and at Xstrata Copper's Kidd operation, also in Canada. At Xstrata Nickel's Nickel Rim South mine and Fraser project, Process Control is contributing to improved automation and control, particularly for energy savings in the ventilation systems.

During the year, the Materials Technology business completed planned inspections, aimed at minimising unexpected shutdowns, to a number of smelter acid plants, two of which were for external customers. Services were provided to Xstrata's copper and zinc businesses to implement risk based inspection programmes and select construction materials and to resolve corrosion issues.

Xstrata File
Number 82-34660

Operations Data

Name of Operation	Participation	Annual Production Capacity (Full plant/time basis)	100% Production 2009	100% Production 2008	Accounting Status	Location
Xstrata Alloys						
South Africa						
Boshoek plant	79.5%	240kt	131kt	190kt	Joint venture	Boshoek
Lion plant	79.5%	360kt	190kt	242kt	Joint venture	Steelpoort
Lydenburg plant	69.6%	396kt	220kt	283kt	Joint venture	Lydenburg
Rustenburg plant	79.5%	430kt	168kt	302kt	Joint venture	Rustenburg
Wonderkop plant	79.5%	553kt	281kt	400kt	Joint venture	Marikana
Boshoek opencast mine	79.5%	1,344kt	0kt	1,331kt	Joint venture	Boshoek
Horizon mine	79.5%	144kt	0kt	38kt	Joint venture	Pilansberg
Kroondal mine	79.5%	1,320kt	640kt	1,134kt	Joint venture	Rustenburg
Thorncliffe mine	79.5%	1,320kt	889kt	1,150kt	Joint venture	Steelpoort
Helena mine	79.5%	960kt	386kt	434kt	Joint venture	Steelpoort
Waterval mine	79.5%	480kt	0kt	66kt	Joint venture	Rustenburg
Rhovan V_2O_5	74%	22,000k lbs	11,492k lbs	16,604k lbs	Joint venture	Brits
FeV	74%	6,000k kg	2,284k kg	3,622k kg		
Maloma mine	75%	660kt	130kt	280kt	Subsidiary	Maloma
Char Technologies	100%	112kt	37kt	92kt	Subsidiary	Witbank
African Carbon Manufacturers	100%	153kt	80kt	125kt	Subsidiary	Witbank
African Carbon Producers	100%	158kt	91kt	124kt	Subsidiary	Witbank
African Fine Carbon	100%	156kt	82kt	101kt	Subsidiary	Middelburg
African Carbon Union	74%	133kt	74kt	102kt	Subsidiary	Witbank
Mototolo	37%	240koz	197kt	158koz	Joint venture	Steelpoort
Eland	73.99%	240koz	125kt	145koz	Joint venture	Brits

Name of Operation	Ownership	Annual Production Capacity (Full plant/time basis)	100% Production 2009	100% Production 2008	Accounting Status	Location
Xstrata Coal						
Americas						
Cerrejón	33.3%	32,000kt	30,569kt	31,231kt	Joint venture	Colombia
Prodeco	100%	12,000kt	10,487kt	-	Financial asset	Colombia
Australia						
Cumnock*	90%	-	-	824kt	Joint venture	Hunter Valley
Liddell	67.5%	4,900kt	3,578kt	3,032kt	Joint venture	Hunter Valley
Macquarie Coal JV						
– West Wallsend	80%	2,400kt	2,202kt	1,910kt	Joint venture	Newcastle
– Westside	80%	700kt	787kt	751kt	Joint venture	Newcastle
Mt Owen	100%	8,000kt	8,247kt	7,188kt	Subsidiary	Hunter Valley
Ravensworth Operations	100%	4,300kt	4,598kt	4,255kt	Subsidiary	Hunter Valley
Ravensworth Underground	70.2%	3,000kt	2,105kt	1,101kt	Joint venture	Hunter Valley
Oakbridge Group						
– Baal Bone	74.1%	1,800kt	1,517kt	1,220kt	Subsidiary	Western Coal Fields
– Beltana	68.3%	5,000kt	2,711kt	4,507kt	Joint venture	Hunter Valley
– Bulga	68.3%	6,000kt	5,598kt	4,819kt	Joint venture	Hunter Valley
Tahmoor	100%	2,000kt	1,232kt	1,486kt	Subsidiary	Southern coal fields
Ulan						
– Ulan Underground	90%	6,200kt	4,255kt	6,199kt	Joint venture	Western Coal Fields
– Ulan Opencut	90%	-	-	797kt	Joint venture	
United	95%	2,300kt	2,098kt	2,217kt	Joint venture	Hunter Valley
Oaky Creek	55%	8,700kt	7,118kt	6,743kt	Joint venture	Bowen Basin
Newlands						
– Thermal	55%	8,600kt	9,945kt	6,277kt	Joint venture	
– Coking	55%	1,400kt	1,176kt	1,913kt	Joint venture	Bowen Basin
Collinsville						
– Thermal	55%	3,600kt	3,151kt	2,657kt	Joint venture	
– Coking	55%	1,700kt	1,119kt	1,126kt	Joint venture	Bowen Basin
Rolleston	75%	8,000kt	7,263kt	7,235kt	Joint venture	Bowen Basin
South Africa						
Southstock Division						
– Open cast	79.8%	700kt	371kt	681kt	Subsidiary	Witbank
– Underground	79.8%	5,000kt	4,350kt	4,647kt	Subsidiary	Witbank
Mpumalanga Division						
– Spitzkop	79.8%	1,400kt	771kt	1,108kt	Subsidiary	Ermelo
– Tselentis	79.8%	1,400kt	926kt	1,322kt	Subsidiary	Breyten
Impunzi Division						
- Open cast	79.8%	5,400kt	4,009kt	2,287kt	Subsidiary	Witbank
- Underground**	79.8%	-	-	1,079kt	Subsidiary	Witbank
Tweefontein						
– Open cast	79.8%	3,500kt	3,511kt	3,481kt	Subsidiary	Witbank
– Underground	79.8%	2,700kt	1,760kt	2,699kt	Subsidiary	Witbank
Goedgevonden	74%	6,000kt	2,995kt	2,919kt	Joint Venture	Witbank

*	Current operations completed, decision on remaining reserves pending
**	Capacity once commissioned
***	Planned closure due to the exhaustion of reserves

Name of Operation	Ownership	Annual Production Capacity (Full plant/time basis)	100% Production 2009	100% Production 2008	Accounting Status	Location
Xstrata Copper						
Argentina						
Alumbrera	50%	40mt ore 150kt Cu in conc 400koz Au in conc 50koz Au in dore	37.5mt ore 143kt Cu in conc 366koz Au in conc 56koz Au in dore	37.5mt ore 157kt Cu in conc 444koz Au in conc 60koz Au in dore	Subsidiary	Catamarca
Australia						
Mount Isa	100%	6.2mt ore 170kt Cu in conc 290kt Cu in anode	6.0mt ore 162kt Cu in conc 214kt Cu in anode	5.9mt ore 152kt Cu in conc 236kt Cu in anode	Subsidiary	North West Queensland
Ernest Henry	100%	11mt ore 90kt Cu in conc 110koz Au in conc	8.0mt ore 36kt Cu in conc 45koz Au in conc	11.4mt ore 111kt Cu in conc 146koz Au in conc	Subsidiary	North West Queensland
Townsville Refinery	100%	300kt Cu cathode	277kt Cu cathode	267kt Cu cathode	Subsidiary	North Queensland, Australia
Canada						
CCR	100%	370kt Cu cathode	278kt Cu cathode	345kt Cu cathode	Subsidiary	Quebec
Horne	100%	180kt Cu in anode	164kt Cu in anode	171kt Cu in anode	Subsidiary	Quebec Canada
Kidd Creek	100%	50kt Cu in conc 135kt Cu in cathode	44kt Cu in conc 54kt Cu in cathode	43kt Cu in conc 87kt Cu in cathode	Subsidiary	Ontario
Chile						
Altonorte	100%	300kt Cu in anode	268kt Cu in anode	232kt Cu in anode	Subsidiary	Antofagasta Region
Collahuasi	44%	48mt ore 530kt Cu in conc 60kt Cu cathode	45.3mt ore 493kt Cu in conc 43kt Cu cathode	42.6mt ore 415kt Cu in conc 49kt Cu cathode	Joint-Venture	Tarapacá Region
Lomas Bayas	100%	14mt ore 75kt Cu cathode	13.4mt ore 73kt Cu cathode	13.7mt ore 59kt Cu cathode	Subsidiary	Antofagasta Region
Peru						
Antamina*	33.75%	35mt ore 370kt Cu in conc	33.6mt ore 316kt Cu in conc	30.4mt ore 344kt Cu in conc	Joint-Venture	Ancash Region
Tintaya	100%	10mt ore 85kt Cu in conc 35kt Cu cathode	7.0mt ore 82kt Cu in conc 36kt Cu cathode	7.1mt ore 84kt Cu in conc 37kt Cu cathode	Subsidiary	Espinar Province

Name of Operation	Ownership	Annual Production Capacity (Full plant/time basis)	100% Production 2009	100% Production 2008	Accounting Status	Location
Xstrata Nickel						
Australia						
Cosmos	100%	350kt ore 13kt Ni in conc	347kt ore 11kt Ni in conc	226kt ore 7.3kt Ni in conc	Subsidiary	Mt Keith-Leinster, Western Australia
Sinclair	100%	300kt ore 6kt Ni in conc	301kt ore 6kt Ni in conc	37kt ore 0.3kt Ni in conc	Subsidiary	Mt Keith-Leinster, Western Australia
Canada						
Montcalm	100%	Suspended 1H2009	226kt ore 2kt Ni in conc	927kt ore 9kt Ni in conc	Subsidiary	Ontario
Sudbury	100%	2.7mt ore 130kt Ni-Cu matte	1.1mt ore 116kt Ni-Cu matte	1.9mt ore 114kt Ni-Cu matte	Subsidiary	Ontario
Raglan	100%	1.3mt ore 30kt Ni in conc	1.3mt ore 29kt Ni in conc	1.3mt ore 26kt Ni in conc	Subsidiary	Quebec
Dominican Republic						
Falcondo	85.3%	4.0mt ore 28.5kt Ni in FeNi	Care and Maintenance 2009	2.7mt ore 18.8kt Ni in FeNi	Subsidiary	Bonao
Norway						
Nikkelverk	100%	92kt Ni 39kt Cu 5.2kt Co	88.6kt Ni 33.9kt Cu 3.5kt Co	88.7kt Ni 37.0kt Cu 3.7kt Co	Subsidiary	Kristiansand

Name of Operation	Ownership	Annual Production Capacity (Full plant/time basis)	100% Production 2009	100% Production 2008	Accounting Status	Location
Xstrata Zinc						
Australia						
McArthur River	100%	2.5mt ore 181kt Zn in conc	2.1mt ore 166kt Zn in conc	2mt ore 142kt Zn in conc	Subsidiary	Northern Territory
Mount Isa	100%	6.4mt ore 283kt Zn in conc 170kt Pb in bullion 300t Ag in bullion	7.4mt ore 324kt Zn in conc 146kt Pb in bullion 243t Ag in bullion	6.4mt ore 283kt Zn in conc 167kt Pb in bullion 317t Ag in bullion	Subsidiary	North West Queensland
Canada						
Brunswick Mine	100%	3.6 mt ore 275kt Zn in conc 80 kt Pb in conc 210t Ag in conc 8kt Cu in conc	3.3mt ore 252kt Zn in conc 66kt Pb in conc 179t Ag in conc 7kt Cu in conc	3.3mt ore 242kt Zn in conc 70kt Pb in conc 194t Ag in conc 6kt Cu in conc	Subsidiary	New Brunswick
Brunswick Smelting	100%	110kt refined lead 450t silver doré	83.6kt refined lead 282t silver doré	81.3kt refined lead 152t silver doré	Subsidiary	New Brunswick
CEZ Refinery	25%	301kt Zn	260kt Zn	292kt Zn	Associate	Quebec
Perseverance Mine	100%	949Kt ore 113.9kt Zn in conc 6.9kt Cu in conc	1,011Kt ore 135.7kt Zn in conc 8.6kt Cu in conc	511Kt ore 60.3kt Zn in conc 3.8kt Cu in conc	Subsidiary	Quebec
General Smelting	100%	27kt Zn and Pb foundry products	6kt Zn and Pb foundry products	8kt Zn and Pb foundry products	Subsidiary	Quebec
Kidd Creek Refinery	100%	153kt Zn	112.7kt Zn	121kt Zn	Subsidiary	Ontario
Germany						
Nordenham	100%	157kt Zn 151kt saleable Zn	147kt Zn 140kt saleable Zn	151kt Zn 144kt saleable Zn	Subsidiary	Nordenham
Peru						
Antamina (joint with Xstrata Copper)	33.75%	35mt ore 403kt Zn	38mt ore 456kt Zn	348kt Zn	Joint venture	Ancash
Spain						
San Juan de Nieva	100%	507kt Zn 487kt saleable Zn	500.8 kt Zn 479.7kt saleable Zn	450kt Zn 431kt saleable Zn	Subsidiary	Asturias
Hinojedo	100%	47kt calcine 31kt SO_2	37kt calcine 24kt SO_2	40kt calcine 26kt SO_2	Subsidiary	Cantabria
Arnao	100%	24kt ZnO	11kt ZnO	16kt ZnO	Subsidiary	Asturias

Name of Operation	Ownership	Annual Production Capacity (Full plant/time basis)	100% Production 2009	100% Production 2008	Accounting Status	Location
Xstrata Zinc continued						
UK						
Northfleet	100%	180kt primary Pb 360t refined Ag	158kt primary Pb 273t Ag	139kt primary Pb 246t Ag	Subsidiary	Northfleet

Consolidated Income Statement

For the year ended 31 December 2009

US$m	Notes	**(Unaudited) Before exceptional items**	**(Unaudited) Exceptional items†**	**(Unaudited) Total 2009**	(Audited) Before exceptional items	(Audited) Exceptional items†	(Audited) Total 2008
Revenue		**22,732**	**–**	**22,732**	27,952	–	27,952
Cost of sales*		**(13,098)**	**–**	**(13,098)**	(16,001)	–	(16,001)
Distribution costs		**(1,852)**	**–**	**(1,852)**	(1,988)	–	(1,988)
Administrative expenses*		**(994)**	**–**	**(994)**	(318)	–	(318)
Inventory write downs	5	**–**	**–**	**–**	–	(93)	(93)
Liability fair value adjustments	5	**–**	**350**	**350**	–	(194)	(194)
Profit on loss of control of joint venture	5	**–**	**194**	**194**	–	–	–
Profit on restructure of joint venture	5	**–**	**–**	**–**	–	213	213
Restructuring and closure costs	5	**–**	**(156)**	**(156)**	–	(125)	(125)
Operating profit before interest, taxation, depreciation and amortisation		**6,788**	**388**	**7,176**	9,645	(199)	9,446
Depreciation and amortisation:							
– Cost of sales		**(2,388)**	**–**	**(2,388)**	(2,372)	–	(2,372)
– Administrative expenses		**(31)**	**–**	**(31)**	(24)	–	(24)
Impairment of assets:							
– Cost of sales	5	**–**	**(2,553)**	**(2,553)**	–	(974)	(974)
Operating profit		**4,369**	**(2,165)**	**2,204**	7,249	(1,173)	6,076
Share of results from associates	5, 9	**(56)**	**(277)**	**(333)**	12	(34)	(22)
Profit before interest and taxation		**4,313**	**(2,442)**	**1,871**	7,261	(1,207)	6,054
Finance income	6	**407**	**47**	**454**	192	69	261
Finance costs	7	**(754)**	**(41)**	**(795)**	(852)	(295)	(1,147)
Profit before taxation		**3,966**	**(2,436)**	**1,530**	6,601	(1,433)	5,168
Income tax (expense)/benefit	5, 8	**(993)**	**324**	**(669)**	(1,634)	330	(1,304)
Profit/(loss) for the year		**2,973**	**(2,112)**	**861**	4,967	(1,103)	3,864
Attributable to:							
Equity holders of the parent		**2,773**	**(2,112)**	**661**	4,698	(1,103)	3,595
Non-controlling interests		**200**	**–**	**200**	269	–	269
		2,973	**(2,112)**	**861**	4,967	(1,103)	3,864
Earnings per share (US$)**							
– basic	3	**1.05**	**(0.80)**	**0.25**	2.77	(0.65)	2.12
– diluted	3	**1.03**	**(0.78)**	**0.25**	2.73	(0.64)	2.09

† Exceptional items are significant items of income and expense, presented separately due to their nature or the expected infrequency of the events giving rise to them.

* Before depreciation, amortisation and impairment charges.

** The 31 December 2008 comparative earnings per share have been restated after applying a rights issue bonus factor of 0.57.

Statement of Comprehensive Income

For the year ended 31 December 2009

US$m	**(Unaudited) 2009**	(Audited) 2008
Profit for the year	**861**	3,864
Income and expenses recognised directly in equity:		
Actuarial losses on defined benefit pension plans	**(122)**	(112)
Income tax	**40**	37
Gains/(losses) on available-for-sale financial assets	**209**	(114)
Income tax	**(9)**	4
Gains/(losses) on cash flow hedges	**456**	(157)
Income tax	**(105)**	18
Foreign currency translation differences	**3,930**	(3,980)
Income tax	**(73)**	65
	4,326	(4,239)
Transfers to the income statement:		
(Gains)/losses on cash flow hedges	**(312)**	360
Income tax	**55**	(43)
Losses on available-for-sale financial assets	**1**	–
Recycled foreign currency translation net losses	**–**	246
Other comprehensive income	**4,070**	(3,676)
Total comprehensive income for the year	**4,931**	188
Attributable to:		
Equity holders of the parent	**4,731**	(81)
Non-controlling interests	**200**	269
	4,931	188

Consolidated Balance Sheet

As at 31 December 2009

US$m	Notes	(Unaudited) 2009	(Audited) 2008
Assets			
Non-current assets			
Intangible assets		**8,422**	8,898
Property, plant and equipment		**39,397**	36,141
Biological assets		**20**	11
Inventories		**44**	39
Trade and other receivables		**81**	77
Investments in associates	9	**1,790**	1,963
Available-for-sale financial assets		**364**	161
Derivative financial assets		**698**	774
Other financial assets		**348**	235
Pension asset		**1**	3
Prepayments		**29**	22
Deferred tax assets		**–**	3
		51,194	48,327
Current assets			
Inventories		**4,570**	3,573
Trade and other receivables		**3,306**	1,941
Derivative financial assets		**159**	29
Other financial assets	10	**2,424**	–
Prepayments		**232**	288
Cash and cash equivalents	12	**1,177**	1,156
Assets classified as held for sale		**549**	–
		12,417	6,987
Total assets		**63,611**	55,314

Consolidated Balance Sheet *continued*

As at 31 December 2009

US$m	Notes	(Unaudited) 2009	(Audited) 2008
Equity and liabilities			
Capital and reserves - attributable to equity holders of Xstrata plc			
Issued capital	11	**1,469**	488
Share premium	11	**15,096**	10,308
Own shares	11	**(1,306)**	(1,332)
Convertible borrowings - equity component		**56**	56
Other reserves		**5,606**	1,454
Retained earnings		**12,361**	11,789
		33,282	22,763
Non-controlling interests		**1,637**	1,636
Total equity		**34,919**	24,399
Non-current liabilities			
Trade and other payables		**32**	29
Interest-bearing loans and borrowings	12	**13,252**	16,337
Convertible borrowings	12	**335**	331
Derivative financial liabilities		**505**	569
Other financial liabilities		**538**	683
Provisions		**2,844**	2,237
Pension deficit		**412**	320
Deferred tax liabilities		**5,562**	5,244
Other liabilities		**9**	105
		23,489	25,855
Current liabilities			
Trade and other payables		**3,697**	3,233
Interest-bearing loans and borrowings	12	**206**	794
Derivative financial liabilities		**52**	202
Provisions		**623**	497
Income taxes payable		**526**	299
Other liabilities		**39**	35
Liabilities classified as held for sale		**60**	-
		5,203	5,060
Total liabilities		**28,692**	30,915
Total equity and liabilities		**63,611**	55,314

Consolidated Cash Flow Statement

For the year ended 31 December 2009

US$m	Notes	(Unaudited) 2009	(Audited) 2008
Profit before taxation (continuing operations)		**1,530**	5,168
Adjustments for:			
Finance income		**(454)**	(261)
Finance cost		**795**	1,147
Share of loss from associates		**333**	22
Net profit on disposal of property, plant and equipment		**–**	(9)
Inventory write downs		**–**	93
Liability fair value adjustments		**(350)**	194
Profit on loss of control of joint venture		**(194)**	–
Profit on restructure of joint venture interest		**–**	(213)
Depreciation		**2,334**	2,286
Amortisation		**85**	110
Impairment of assets		**2,553**	974
Share-based compensation plans		**334**	6
Decrease/(increase) in trade and other receivables		**(1,344)**	868
Increase in other assets		**(186)**	(299)
Decrease/(increase) in inventories		**(665)**	167
(Decrease)/increase in trade and other payables		**318**	(913)
(Decrease)/increase in provisions		**218**	(450)
Other non-cash movements		**(3)**	(2)
Cash generated from operations		**5,304**	8,888
Income tax paid		**(749)**	(1,753)
Interest paid		**(498)**	(612)
Interest received		**73**	60
Dividends received – other		**1**	2
Net cash flow from operating activities		**4,131**	6,585
Purchase of property, plant and equipment		**(3,568)**	(4,796)
Proceeds from sale of property, plant and equipment		**10**	101
Purchase of intangible assets		**(16)**	(54)
Purchase of available-for-sale financial assets		**–**	(155)
Proceeds from the sale of available-for-sale assets		**1**	43
Proceeds from restructure of joint venture		**43**	–
Purchase of other financial assets		**(2,000)**	–
Acquisition of interest in associates		**(112)**	(1,878)
Acquisition of subsidiaries, net of cash acquired		**–**	(3,654)
Investment in other financial assets		**(110)**	–
Net cash flow used in investing activities		**(5,752)**	(10,393)
Issue of share capital		**5,667**	–
Purchase of own shares		**(6)**	(525)
Disposal of own shares		**15**	64
Proceeds from interest-bearing loans and borrowings		**4,892**	7,118
Interest-bearing loans and borrowings issue costs		**–**	(89)
Repayment of interest-bearing loans and borrowings		**(8,748)**	(2,220)
Payment of finance lease liabilities		**(21)**	(14)
Dividends paid to equity holders of the parent		**-**	(499)
Dividends paid to non-controlling interests		**(199)**	(221)
Capital injection from non-controlling interests		**–**	301
Net cash flow from financing activities		**1,600**	3,915
Net (decrease)/increase in cash and cash equivalents		**(21)**	107
Net foreign exchange difference		**41**	(31)
Cash and cash equivalents at 1 January	12	**1,145**	1,069
Cash and cash equivalents at 31 December		**1,165**	1,145

Statement of Changes in Equity
For the year ended 31 December 2009

	Attributable to equity holders of the parent								
US$m	Issued capital	Share premium	Own shares	Convertible borrowings – equity component	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
At 1 January 2008	485	9,899	(651)	56	5,055	8,984	23,828	1,386	25,214
Comprehensive income	–	–	–	–	(3,601)	3,520	(81)	269	188
Issue of share capital	3	409	(412)	–	–	–	–	–	–
Own share purchases	–	–	(525)	–	–	–	(525)	–	(525)
Own share disposals	–	–	256	–	–	(192)	64	–	64
Cost of IFRS 2 equity settled share-based compensation plans	–	–	–	–	–	245	245	–	245
Modification of share based awards	–	–	–	–	–	(269)	(269)	–	(269)
Acquisition of subsidiaries	–	–	–	–	–	–	–	80	80
Capital injection	–	–	–	–	–	–	–	122	122
Dividends paid	–	–	–	–	–	(499)	(499)	(221)	(720)
At 31 December 2008	488	10,308	(1,332)	56	1,454	11,789	22,763	1,636	24,399
Comprehensive income	–	–	–	–	4,152	579	4,731	200	4,931
Issue of share capital	981	4,788	(102)	–	–	–	5,667	–	5,667
Own share purchases	–	–	(6)	–	–	–	(6)	–	(6)
Own share disposals	–	–	134	–	–	(119)	15	–	15
Cost of IFRS 2 equity settled share-based compensation plans	–	–	–	–	–	112	112	–	112
Dividends paid	–	–	–	–	–	–	–	(199)	(199)
At 31 December 2009	**1,469**	**15,096**	**(1,306)**	**56**	**5,606**	**12,361**	**33,282**	**1,637**	**34,919**

Notes

1. Significant Accounting Policies

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2008, except for the adoption of the following new standards and interpretations:

- IFRS 2 (Revised) 'Share Based Payments'
  The Group adopted IFRS 2 (Revised) 'Share Based Payments' which clarifies the definition of a vesting condition and prescribes the treatment for an award that is effectively cancelled because a non-vesting condition is not met. The adoption of this amendment has had no impact on Group earnings or equity in the current or prior years.
- IAS 1 (Revised) 'Presentation of Financial Statements'
  The Group adopted IAS 1 (Revised) 'Presentation of Financial Statements' which separates owner and non-owner transactions in equity and introduces a statement of comprehensive income. The adoption of this amendment has had no impact on Group earnings or equity in the current or prior years.
- IFRS 8 'Operating Segments'
  The Group adopted IFRS 8 'Operating Segments' which requires disclosure of certain information relating to the Group's operating segments and replaces the requirement to determine primary (business) and secondary (geographical) reporting segments of the Group. The operating segments determined in accordance with IFRS 8 are the same as the business segments previously reported under IAS 14 and the adoption of this amendment has had no impact on Group earnings or equity in the current or prior years.
- IAS 32 (Revised) 'Financial Instruments: Presentation'

  The Group early adopted IAS 32 (Revised) 'Financial Instruments: Presentation' which specifies that a pro rata rights issue to all of an entity's existing shareholders on the exercise of which the entity will receive a fixed amount of cash for a fixed number of the entity's own equity instruments is classified as an equity instrument regardless of the currency in which the exercise price is denominated. As a result of early adopting and retrospectively applying this standard, the Group has reversed the Rights Issue option loss of $1.2 billion that was recognised in the 30 June 2009 interim financial statements.
- IFRS 3 (Revised) 'Business Combinations' and IAS 27 'Consolidated and Separate Financial Statements' (Amended)

  The Group early adopted IFRS 3 (Revised) Business Combinations and IAS 27' Consolidated and Separate Financial Statements' (Amended) effective from 1 January 2009. IFRS 3R introduces significant changes to business combinations occurring after this date. These changes affect the valuation of non-controlling interests, accounting for acquisition costs, recognition and measurement of contingent consideration and accounting for business combinations achieved in stages.

  IAS 27 (As amended in 2008) requires that the change in the ownership interest of a subsidiary without the loss of control is accounted for as a transaction with owners in their capacity as owners with no income statement impacts and also clarifies the treatment when a parent loses control of a subsidiary. As a consequence of adopting IAS 27 (as amended in 2008), the Group has also implemented early the consequential revisions to IAS 31 that affect the treatment of an investment on the loss of joint control.

  The early adoption of these standards has had no impact on Group earnings or equity in the current or prior years.

The unaudited financial information for the year ended 31 December 2009 and audited financial information for the year ended 31 December 2008 contained in this document does not constitute statutory accounts as defined in section 435 of the Companies Act 2006. The financial information for the year ended 31 December 2009 has been extracted from the financial statements of Xstrata plc which will be delivered to the Registrar of Companies in due course. The auditors have issued an unqualified opinion on the Group's statutory financial statements for the year ended 31 December 2008, which have been filed with the Registrar of Companies.

Exceptional items

Exceptional items represent significant items of income and expense which due to their nature or the expected infrequency of the events giving rise to them, are presented separately on the face of the income statement to give a better understanding to shareholders of the elements of financial performance in the year, so as to facilitate comparison with prior periods and to better assess trends in financial performance. Exceptional items include, but are not limited to, impairment charges, liability fair value adjustments, profit on loss of control of joint venture, restructuring and closure costs, inventory write downs, foreign currency gains and losses on borrowings, loan issue costs written-off on facility refinancing and the related tax impacts of these items.

Comparatives

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures for the impact of the rights issue bonus factor of 0.57. A non-current other financial asset for US$213 million at 31 December 2009 (31 December 2008 US$165million) was classified as a current trade and other receivable in comparative periods. The comparative balances have been adjusted to be disclosed on the same basis as the current period figure as this better reflects the nature and expected realisation of the asset

2. Segmental Analysis

Operating segments

Xstrata's business is organised into five global commodity businesses and a technology business, each of which operates with a high degree of autonomy.

Management monitors the operating results of each business as stand alone entities. Segment performance is evaluated based on a number of measures including return on capital employed and operating profit before interest and tax. Finance income and costs, and income tax are managed on a group basis.

Transfer prices between business segments are set on an arms-length basis in a manner similar to transactions with third parties.

The following tables present revenue and profit information and certain asset and liability information regarding the Group's operating segments for the years ended 31 December 2009 and 2008.

For the year ended 31 December

US$m	**Before exceptional items**	**Exceptional items**	**2009**	Before exceptional items	Exceptional items	2008
Revenue						
External parties:						
Coal – Thermal	**5,762**	**–**	**5,762**	6,347	–	6,347
Coal – Coking	**987**	**–**	**987**	1,597	–	1,597
Coal	**6,749**	**–**	**6,749**	7,944	–	7,944
Ferroalloys	**1,105**	**–**	**1,105**	1,733	–	1,733
Platinum	**200**	**–**	**200**	269	–	269
Copper	**9,223**	**–**	**9,223**	11,464	–	11,464
Nickel	**1,891**	**–**	**1,891**	3,105	–	3,105
Zinc Lead	**3,450**	**–**	**3,450**	3,202	–	3,202
Technology	**114**	**–**	**114**	235	–	235
Revenue (continuing operations)	**22,732**	**–**	**22,732**	27,952	–	27,952

US$m	**Before exceptional items**	**Exceptional items**	**2009**	Before exceptional items	Exceptional items	2008
Profit before interest, taxation, depreciation and amortisation (EBITDA)						
Coal – Thermal	**2,325**	**350**	**2,675**	3,148	11	3,159
Coal – Coking	**430**	**–**	**430**	1,022	–	1,022
Coal	**2,755**	**350**	**3,105**	4,170	11	4,181
Ferroalloys	**15**	**(11)**	**4**	959	–	959
Platinum	**55**	**–**	**55**	135	8	143
Copper	**2,922**	**154**	**3,076**	3,160	–	3,160
Nickel	**427**	**(40)**	**387**	816	(165)	651
Zinc Lead	**860**	**(65)**	**795**	435	(53)	382
Technology	**28**	**–**	**28**	38	–	38
Segment EBITDA (continuing operations)	**7,062**	**388**	**7,450**	9,713	(199)	9,514
Unallocated	**(274)**	**–**	**(274)**	(68)	–	(68)
Operating EBITDA (continuing operations)	**6,788**	**388**	**7,176**	9,645	(199)	9,446
Share of results from associates (net of tax, continuing operations):						
Coal	**3**	**–**	**3**	3	–	3
Platinum	**(58)**	**(277)**	**(335)**	–	(34)	(34)
Zinc Lead	**(1)**	**–**	**(1)**	9	–	9
Total	**6,732**	**111**	**6,843**	9,657	(233)	9,424

Segmental Analysis *continued*

US$m	**Before exceptional items**	**Exceptional items**	**2009**	Before exceptional items	Exceptional items	2008
Depreciation and amortisation						
Coal	**717**	**–**	**717**	624	–	624
Ferroalloys	**62**	**–**	**62**	52	–	52
Platinum	**31**	**–**	**31**	35	–	35
Copper	**796**	**–**	**796**	863	–	863
Nickel	**445**	**–**	**445**	475	–	475
Zinc Lead	**354**	**–**	**354**	331	–	331
Technology	**6**	**–**	**6**	6	–	6
Depreciation and amortisation (continuing operations)	**2,411**	**–**	**2,411**	2,386	–	2,386
Unallocated	**8**	**–**	**8**	10	–	10
Total	**2,419**	**–**	**2,419**	2,396	–	2,396
Impairment of assets						
Ferroalloys	**–**	**–**	**–**	–	18	18
Copper	**–**	**325**	**325**	–	463	463
Nickel	**–**	**2,110**	**2,110**	–	475	475
Zinc Lead	**–**	**118**	**118**	–	18	18
Total	**–**	**2,553**	**2,553**	–	974	974
Profit before interest and taxation (EBIT)						
Coal – Thermal	**1,695**	**350**	**2,045**	2,616	11	2,627
Coal – Coking	**343**	**–**	**343**	930	–	930
Coal	**2,038**	**350**	**2,388**	3,546	11	3,557
Ferroalloys	**(47)**	**(11)**	**(58)**	907	(18)	889
Platinum	**24**	**–**	**24**	100	8	108
Copper	**2,126**	**(171)**	**1,955**	2,297	(463)	1,834
Nickel	**(18)**	**(2,150)**	**(2,168)**	341	(640)	(299)
Zinc Lead	**506**	**(183)**	**323**	104	(71)	33
Technology	**22**	**–**	**22**	32	–	32
Segment EBIT (continuing operations)	**4,651**	**(2,165)**	**2,486**	7,327	(1,173)	6,154
Unallocated	**(282)**	**–**	**(282)**	(78)	–	(78)
Operating profit	**4,369**	**(2,165)**	**2,204**	7,249	(1,173)	6,076
Share of results from associates (net of tax, continuing operations):						
Coal	**3**	**–**	**3**	3	–	3
Platinum	**(58)**	**(277)**	**(335)**	–	(34)	(34)
Zinc Lead	**(1)**	**–**	**(1)**	9	–	9
EBIT (continuing operations)	**4,313**	**(2,442)**	**1,871**	7,261	(1,207)	6,054
Finance income	**407**	**47**	**454**	192	69	261
Finance expense	**(754)**	**(41)**	**(795)**	(852)	(295)	(1,147)
Profit before taxation	**3,966**	**(2,436)**	**1,530**	6,601	(1,433)	5,168
Income tax (expense)/benefit	**(993)**	**324**	**(669)**	(1,634)	330	(1,304)
Profit/(loss) for the year	**2,973**	**(2,112)**	**861**	4,967	(1,103)	3,864

Segmental Analysis *continued*

US$m	At 31.12.09	At 31.12.08
Total assets		
Coal	**17,341**	11,998
Ferroalloys	**1,612**	1,421
Platinum	**3,742**	3,430
Copper	**20,603**	18,050
Iron Ore	**23**	–
Nickel	**11,788**	12,422
Zinc Lead	**7,179**	6,661
Technology	**133**	124
Total assets (from continuing operations)	**62,421**	54,106
Unallocated*	**1,190**	1,208
Total assets	**63,611**	55,314
Total liabilities		
Coal	**4,165**	3,750
Ferroalloys	**444**	459
Platinum	**403**	313
Copper	**4,693**	3,768
Nickel	**2,773**	2,965
Zinc Lead	**1,639**	1,431
Technology	**69**	65
Total liabilities (from continuing operations)	**14,186**	12,751
Unallocated*	**14,506**	18,164
Total	**28,692**	30,915
Net assets		
Coal	**13,176**	8,248
Ferroalloys	**1,168**	962
Platinum	**3,339**	3,117
Copper	**15,910**	14,282
Iron Ore	**23**	–
Nickel	**9,015**	9,457
Zinc Lead	**5,540**	5,230
Technology	**64**	59
Net assets (from continuing operations)	**48,235**	41,355
Unallocated*	**(13,316)**	(16,956)
Total	**34,919**	24,399

* Includes corporate assets not directly attributable to business segments.

US$m	2009	2008
Capital expenditure		
Sustaining:		
Coal	**424**	459
Ferroalloys	**102**	95
Platinum	**12**	6
Copper	**498**	557
Nickel	**93**	267
Zinc Lead	**133**	278
Technology	**2**	3
Total sustaining (continuing operations)	**1,264**	1,665
Unallocated	**1**	9
Total	**1,265**	1,674
Expansionary:		
Coal	**687**	745
Ferroalloys	**1**	13
Platinum	**48**	108
Copper	**436**	558
Iron Ore	**23**	–
Nickel	**1,049**	1,645
Zinc Lead	**114**	377
Technology	**1**	3
Total	**2,359**	3,449
Total capital expenditure:		
Coal	**1,111**	1,204
Ferroalloys	**103**	108
Platinum	**60**	114
Copper	**934**	1,115
Iron Ore	**23**	–
Nickel	**1,142**	1,912
Zinc Lead	**247**	655
Technology	**3**	6
Total (from continuing operations)	**3,623**	5,114
Unallocated	**1**	9
Total	**3,624**	5,123

3. Earnings Per Share

US$m	2009	2008*
Profit before exceptional items attributable to ordinary equity holders of the parent	**2,773**	4,698
Exceptional items	**(2,112)**	(1,103)
Profit attributable to ordinary equity holders of the parent	**661**	3,595
Interest in respect of convertible borrowings	**19**	19
Profit attributable to ordinary equity holders of the parent for diluted earnings per share	**680**	3,614
Total operations:		
Profit before exceptional items attributable to ordinary equity holders of the parent	**2,773**	4,698
Exceptional items	**(2,112)**	(1,103)
Profit attributable to ordinary equity holders of the parent	**661**	3,595
Interest in respect of convertible borrowings	**19**	19
Profit attributable to ordinary equity holders of the parent for diluted earnings per share	**680**	3,614
Weighted average number of shares (000) excluding own shares:		
For basic earnings per share	**2,646,871**	1,693,504
Effect of dilution:		
– Shared based payments	**26,525**	10,995
– Convertible borrowings	**25,680**	25,680
For diluted earnings per share	**2,699,076**	1,730,179

* The 2008 comparative earnings per share have been restated after applying a rights issue bonus factor of 0.57.

On 18 March 2009, 1,955,341,080 ordinary shares were issued under a rights issue which was structured as an issue of 2 new ordinary shares at a price of GBP2.10 per share for every 1 existing ordinary share held. The theoretical ex-rights price for an ordinary share was GBP3.41. The 2008 comparative earnings per share have been restated after applying a factor of 0.57 in order to adjust for the bonus element of the rights issue and the 2009 figures have also been adjusted for this bonus element.

Basic earnings per share is calculated by dividing the net profit for the year attributable to the equity holders of the parent company by the weighted average number of ordinary shares outstanding for the year, excluding own shares. Adjustments are made for continuing and discontinued operations and before exceptional items and after exceptional items as outlined above, to present a meaningful basis for analysis.

Diluted earnings per share is based on basic earnings per share adjusted for the potential dilution if Director and employee free shares and share options are exercised and the convertible bonds are converted into ordinary shares. An adjustment is also made to net profit for the interest in respect of the convertible borrowings.

4. Dividends Paid and Proposed

US$m	2009	2008*
Declared and paid during the year:		
Final dividend for 2008 – nil cents per ordinary share (2007 – 19.2 cents per ordinary share)	–	327
Interim dividend for 2009 – nil cents per ordinary share (2008 – 10.2 cents per ordinary share)	–	172
	–	499
Proposed for approval at the Annual General Meeting (not recognised as a liability as at 31 December):		
Final dividend for 2009 – 8.0 cents per ordinary share (2008 – nil cents per ordinary share)	233	–

* The 2008 comparative dividends per share have been restated after applying a rights issue bonus factor of 0.57.

5. Exceptional items

Impairment of assets

2009

The Group completed impairment testing for all its cash-generating units at 31 October 2009 and, for any assets where indicators of impairment were identified in November or December, performed updated testing at 31 December 2009. As a result of this testing impairments were identified at certain locations. Nickel assets in Australia, Canada and Norway were impaired by US$2,110 million (US$1,884 million after tax), including goodwill of US$710 million, following the restructuring of its business (refer below). Copper and zinc assets in Canada were impaired by US$273 million (US$194 million after tax), following the announcement on 8 December 2009, that the Kidd Metallurgical site will permanently cease the operation of its copper and zinc metallurgical plants on 1 May 2010, as part of a plan to restructure its Canadian metallurgical operations (refer below). The Altonorte copper operations in Chile recognised impairment charges against their carrying value of property, plant and equipment assets of US$170 million (US$141 million after tax) due to the ongoing challenging market conditions for custom smelting operations.

2008

The Group completed impairment testing for all its cash-generating units at 31 December 2008 and identified that certain assets were impaired. Ferroalloys minerals reserves were impaired by US$18 million. The Falcondo ferronickel assets in the Dominican Republic were impaired by US$455 million (US$315 million after tax), including goodwill of US$176 million, and the Sudbury nickel assets were impaired by US$20 million. The impairment charge relating to Falcondo follows the decision to place the operation on prolonged care and maintenance. The Kidd Creek copper operations in Canada were impaired by US$227 million (US$151 million after tax) following a re-evaluation of closure and rehabilitation costs. The Altonorte and Lomas Bayas copper operations in Chile recognised impairment charges against their carrying value of property, plant and equipment assets of US$92 million (US$76 million after tax) and US$144 million (US$122 million after tax), including goodwill of US$37 million, respectively. These impairment charges were mainly caused by weaker domestic demand for sulphuric acid and medium-term environmental capital expenditure requirements. The Lennard Shelf zinc joint venture assets were impaired by US$18 million. A net impairment charge of US$34 million was recorded in respect of the Group's investment in Lonmin following the changes in foreign exchange rates and commodity price outlook that have occurred since the acquisition date.

Inventory write downs

In 2008, Nickel inventory net realisable value write downs of US$93 million were recognised due to reduced prices at year end.

Liability fair value adjustment

The Group is required to recognise a liability at fair value representing African Rainbow Minerals Limited (ARM) Coal's interest in Xstrata's South African coal operations. During the year a gain of US$350 million has been recognised mainly due to the impact of decreasing coal prices and foreign exchange movements. In 2008 a loss of US$194 million was recognised mainly due to the impact of increasing coal prices on the fair value of the liabilities to ARM and the black empowerment disposal to Kagiso of an interest in the Mototolo Joint venture.

Profit on loss of control of joint venture

In October 2009, the Group entered into an irrevocable sale agreement to dispose of the Group's 70% interest in El Morro SCM, the holder of the El Morro copper-gold project in Chile, and associated rights and assets, to Barrick Gold Corporation for a total cash consideration of US$465 million. The agreement granted New Gold Incorporated a right of first refusal on the same terms as those granted to Barrick Gold Corporation. The terms of the agreement were such that Xstrata was obliged to sell the assets to Barrick Gold Corporation or (should it exercise its option) New Gold Incorporated, without any change to the terms or cash consideration. Xstrata lost joint control of El Morro upon entering into the sale agreement as a result of the contractual terms in the agreement which precluded Xstrata from making any decisions regarding El Morro's financial and operating policies. In January 2010 New Gold Incorporated notified the Group of its intention to exercise its right of first refusal to acquire Xstrata Copper's interest in the El Morro copper-gold. The Group recognised a gain of US$194 million (US$144 million after tax) as a result of entering into the sale agreement and the resulting loss of joint control of the asset.

Profit on restructure of joint venture

In 2008 a gain of US$213 million was recognised in relation to the restructure of the Group's interest in the Douglas Tavistock Joint Venture.

Restructuring and closure costs

During 2009, restructuring and closure costs of US$156 million (US$116 million after tax) were recognised. Xstrata Nickel recognised restructuring and closure costs of US$40 million which included the closure of high-cost, end-of-life mines in Sudbury, the suspension of the Montcalm operations, significant reductions in operational and corporate overheads and the deferral of the Fraser Morgan and Sinclair Underground growth projects. Restructuring and closure costs of US$105 million were recognised in relation to the planned closure of the Kidd metallurgical plant scheduled for 1 May 2010 mainly due to global smelting overcapacity, record low treatment and refining charges, increasing operating and capital costs to run and maintain the facilities and lower demand and sales prices for sulphuric acid. Restructuring and closure costs of $11 million were also incurred during the year in Ferroalloys.

During 2008, asset write downs and closure costs of US$125 million (US$101 million after tax) were recognised, including the closure of the Lennard Shelf zinc joint venture in Australia (US$53 million), corporate office downsizing (US$8 million), the suspension of operations at the Falcondo ferronickel operations in the Dominican Republic (US$12 million) and the closure of Craig and Thayer-Lindsley nickel mines (US$52 million) ahead of schedule to be replaced by the new, lower cost Nickel Rim South and Fraser Morgan mines in Canada.

Share of results from associates

During 2009, an impairment charge of US$241 million (2008 US$34 million) was recorded in respect of the Group's investment in Lonmin following changes in foreign exchange rates, operating costs, production and commodity price outlook that have occurred since the acquisition date. An amount of US$36 million was also recognised during 2009 in relation to the Group's share of the restructuring and closure costs, impairments and the loss on forward exchange contracts in respect of a rights issue recognised by Lonmin.

Income tax benefit

The Group realised an exceptional tax benefit of US$324 million (2008 US$330 million) primarily as a result of the impairment of assets, restructuring and closure costs and inventory write downs offset by the tax expense recognised on the loss of control of El Morro.

6. Finance income

US$m	**2009**	2008
Continuing operations:		
Bank and interest received from third parties	**46**	65
Call option premium	**208**	–
Dividends	**1**	2
Earnings from other financial assets	**146**	–
Hedge ineffectiveness	**–**	45
Other	**6**	80
Finance income before exceptional items from continuing operations	**407**	192
Foreign currency gains on bank loans*	**–**	20
Gain on forward exchange contracts in respect of the rights issue	**47**	–
Recycled gains from the foreign currency translation reserve	**–**	49
Exceptional finance income from continuing operations	**47**	69
Total finance income	**454**	261

* These amounts relate to foreign currency gains on non-US$ borrowings, predominantly Canadian dollar borrowings.

7. Finance costs

US$m	2009	2008
Continuing operations:		
Amortisation of loan issue costs	**5**	9
Convertible borrowings amortised cost charge	**4**	4
Discount unwinding	**100**	109
Finance charges payable under finance leases and hire purchase contracts	**6**	6
Interest on bank loans and overdrafts	**89**	288
Interest on convertible borrowings and capital market notes	**295**	393
Interest on non-controlling interest loans	**6**	6
Interest on other financial liabilities	**12**	19
Interest on preference shares	**–**	15
Hedge ineffectiveness	**17**	–
Foreign currency losses on other loans*	**182**	–
Other	**38**	3
Finance cost before exceptional items from continuing operations	**754**	852
Recycled losses from the foreign currency translation reserve	**–**	295
Loan issue costs written-off on facility refinancing	**41**	–
Exceptional finance cost from continuing operations	**41**	295
Total finance cost	**795**	1,147

* These amounts mainly relate to foreign currency losses on US dollar inter-company loans in Australian entities.

8. Income tax charge

Significant components of income tax expense for the years ended:

US$m	2009	2008
Consolidated income statement		
Current tax:		
Based on taxable income of the current year	**1,093**	1,702
Prior year under/(over) provision	**(72)**	29
Total current taxation charge for the year	**1,021**	1,731
Deferred taxation:		
Origination and reversal of temporary differences	**(549)**	(398)
Change in tax rates	**(9)**	(37)
Deferred tax expense arising from the write-down, or reversal of a previous write-down, of a deferred tax asset	**149**	–
Prior year under provision	**57**	8
Total deferred taxation charge for the year	**(352)**	(427)
Total taxation charge	**669**	1,304

The amounts above include the tax charge attributable to exceptional items.

9. Investment in Associates

Lonmin plc

In August 2008, the Group acquired 16,706,481 shares in Lonmin plc for US$1,084 million. In October 2008 the Group acquired an additional 22,232,940 shares for US$794 million, resulting in a total acquisition price of US$1,878 million. The August 2008 and October 2008 transactions have been separately accounted for under IFRS. Following the October 2008 transaction, the Group held 24.9% of Lonmin plc and determined it was an associate of the Group. Lonmin plc which is listed on the London Stock Exchange is one of the world's largest platinum producers with operations principally in South Africa. In June 2009, the Group acquired 8,653,204 shares in Lonmin plc for US$112 million as part of a 2 for 9 Rights Issue of 35.1 million new ordinary shares at GBP9.00 per new share for shareholders on the London Stock Exchange and at ZAR113.04 per new share for shareholders on the Johannesburg Stock Exchange.

The share price of Lonmin as listed on the London stock exchange at 31 December 2009 was GBP19.59 per share (2008 GBP9.11 per share). The Group believes that the recoverable amount of the investment using the VIU method was higher than the value based on the listed share price at that date because this share price continues to reflect ongoing significant uncertainty and volatility in world economic markets as opposed to the fundamental long-term value of this investment. However, during the year the Group recognised a net exceptional impairment charge of US$241 million (2008 US$34 million) after determining the recoverable amount of the investment was lower than the carrying amount.

10. Other Financial Assets

Investment in operations

Following shareholder approval, the Group acquired 100% of the Prodeco Colombian coal operations (Prodeco) from Glencore International AG (Glencore) on 3 March 2009 for a net cost of US$2 billion and the rights to Prodeco's earnings from 1 January 2009. The Group agreed to grant Glencore a call option to repurchase Prodeco, on any business day up to 4 March 2010, for US$2.25 billion, plus/minus the net cash paid to/ received from Prodeco and all profits of Prodeco accrued but not distributed to the Group. The profits of Prodeco are recognised as finance income in the period earned and the call option premium is included in finance income proportionately over the life of the option. If Glencore do not exercise the call option, Prodeco will be consolidated as a fully owned subsidiary from the date the option lapses.

11. Capital and Reserves

Issue of ordinary shares

On 18 March 2009, 1,955,341,080 ordinary shares were issued under a rights issue which was structured as an issue of 2 new ordinary shares at a price of GBP2.10 per share for every 1 existing ordinary share held. The net proceeds from the rights issue were US$5,667 million (after US$126 million of capital raising costs) and the number of shares in issue of Xstrata plc following the completion of the rights issue was 2,933,011,620.

On 17 December 2009, 6,000,000 shares were issued to the ESOP at a market price of GBP10.47 per share.

On 16 January 2008, 6,000,000 shares were issued to the ESOP at a market price of GBP34.90 per share.

During 2008, 0.03% of the US$375 million of convertible borrowings was converted at the option of the holders into 3,620 ordinary shares in Xstrata plc.

12. Interest-bearing Loans and Borrowings

US$m	**2009**	2008
Current:		
At amortised cost:		
Bank overdrafts	**12**	11
Bank loans – other unsecured	**46**	84
Capital market notes	**97**	593
Non-controlling interest loans	**5**	17
Preference shares	**–**	64
Obligations under finance leases and hire purchase contracts	**46**	25
	206	794
Non-current:		
At amortised cost:		
Syndicated bank loans – unsecured	**3,827**	6,974
Bank loans – other unsecured	**174**	221
Capital market notes	**8,924**	8,913
Non-controlling interest loans	**81**	81
Obligations under finance leases and hire purchase contracts	**135**	85
Other loans	**111**	63
	13,252	16,337
Non-current:		
At amortised cost:		
Convertible borrowings	**335**	331
Total	**13,793**	17,462
Less cash and cash equivalents	**(1,177)**	(1,156)
Net debt excluding hedges*	**12,616**	16,306
Hedges**	**(326)**	(280)
Net debt including hedges*	**12,290**	16,026

* Net debt is defined as loans and borrowings net of cash and cash equivalents.

** Derivative financial instruments that have been used to provide an economic hedge of capital market notes have been included above to reflect a more accurate overall net debt position of the Group at year end.

For the purposes of the Consolidated Cash Flow Statement, cash and cash equivalents comprise the following at 31 December:

US$m	**2009**	2008
Cash at bank and in hand	**670**	720
Short-term deposits	**507**	436
Bank overdrafts	**(12)**	(11)
	1,165	1,145

Supplementary Information (unaudited)
Pro Forma Condensed Consolidated Income Statement
For the year ended 31 December 2009

US$m	Statutory 2009	Reclassify earnings from other financial assets	Additional depreciation & amortisation, reverse call option premium and interest cost	Pro forma 2009
Revenue	22,732	798	–	23,530
Cost of sales*	(13,098)	(376)	–	(13,474)
Distribution costs	(1,852)	(164)	–	(2,016)
Administrative expenses*	(994)	–	–	(994)
Operating EBITDA before exceptional items	6,788	258	–	7,046
Exceptional items:				
Liability fair value adjustments	350	–	–	350
Profit on derecognition of an interest in a joint venture	194	–	–	194
Restructuring and closure costs	(156)	–	–	(156)
Operating EBITDA	7,176	258	–	7,434
Depreciation and amortisation:				
– Cost of sales	(2,388)	(99)	(52)	(2,539)
– Administrative expenses	(31)	–	–	(31)
Impairment of assets:				
– Cost of sales	(2,553)	–	–	(2,553)
Operating profit	2,204	159	(52)	2,311
Share of results from associates	(56)	1	–	(55)
Share of results from associates – exceptional items	(277)	–	–	(277)
Total share of results from associates	(333)	1	–	(332)
EBIT	1,871	160	(52)	1,979
Finance income:				
Trading items	407	(146)	(208)	53
Exceptional items	47	–	–	47
Total finance income	454	(146)	(208)	100
Finance costs:				
Trading items	(754)	(9)	19	(744)
Exceptional items	(41)	–	–	(41)
Total finance costs	(795)	(9)	19	(785)
Profit before taxation	1,530	5	(241)	1,294
Income tax expense on trading profit	(993)	(5)	80	(918)
Income tax benefit on exceptional items	324	–	–	324
Total income tax expense	(669)	(5)	80	(594)
Profit for the year	861	–	(161)	700
Attributable to:				
Equity holders of the parent	661	–	(161)	500
Non-controlling interests	200	–	–	200
	861	–	(161)	700

* Before depreciation and amortisation

Notes to the Pro Forma Condensed Consolidated Income Statement

The pro forma financial information has not been audited by Ernst & Young LLP.

The Group pro forma financial information for the year ended 31 December 2009 is prepared to illustrate the effect the Prodeco acquisition, rights issue and debt repayments, would have had if they had taken place on 1 January 2009.

Xstrata File
Number 82-34660

Supplementary Information (unaudited)
Pro Forma Segmental Analysis
For the year ended 31 December 2009

US$m	Statutory 2009	Reclassify earnings from other financial assets	Additional depreciation & amortisation	Pro forma 2009
Revenue				
Coal – Thermal	5,762	798	–	6,560
Coal – Coking	987	–	–	987
Coal	6,749	798	–	7,547
Ferroalloys	1,105	–	–	1,105
Platinum	200	–	–	200
Copper	9,223	–	–	9,223
Nickel	1,891	–	–	1,891
Zinc Lead	3,450	–	–	3,450
Technology	114	–	–	114
Total	22,732	798	–	23,530
EBITDA				
Before exceptional items:				
Coal – Thermal	2,325	258	–	2,583
Coal – Coking	430	–	–	430
Coal	2,755	258	–	3,013
Ferroalloys	15	–	–	15
Platinum	55	–	–	55
Copper	2,922	–	–	2,922
Nickel	427	–	–	427
Zinc Lead	860	–	–	860
Technology	28	–	–	28
Segment EBITDA before exceptional items	7,062	258	–	7,320
Unallocated	(274)	–	–	(274)
Operating EBITDA before exceptional items	6,788	258	–	7,046
Share of results from associates:				
Coal	3	1	–	4
Platinum	(58)	–	–	(58)
Zinc Lead	(1)	–	–	(1)
EBITDA before exceptional items	6,732	259	–	6,991
Exceptional items:				
Coal	350	–	–	350
Ferroalloys	(11)	–	–	(11)
Platinum	(277)	–	–	(277)
Copper	154	–	–	154
Nickel	(40)	–	–	(40)
Zinc Lead	(65)	–	–	(65)
Total	6,843	259	–	7,102

US$m	Statutory 2009	Reclassify earnings from other financial assets	Additional depreciation & amortisation	Pro forma 2009
Depreciation and amortisation				
Coal	717	99	52	868
Ferroalloys	62	–	–	62
Platinum	31	–	–	31
Copper	796	–	–	796
Nickel	445	–	–	445
Zinc Lead	354	–	–	354
Technology	6	–	–	6
Unallocated	8	–	–	8
Total	2,419	99	52	2,570
Impairment of assets				
Copper	325	–	–	325
Nickel	2,110	–	–	2,110
Zinc Lead	118	–	–	118
Total	2,553	–	–	2,553
EBIT				
Before exceptional items:				
Coal – Thermal	1,695	159	(52)	1,802
Coal – Coking	343	–	–	343
Coal	2,038	159	(52)	2,145
Ferroalloys	(47)	–	–	(47)
Platinum	24	–	–	24
Copper	2,126	–	–	2,126
Nickel	(18)	–	–	(18)
Zinc Lead	506	–	–	506
Technology	22	–	–	22
Segment EBIT before exceptional items	4,651	159	(52)	4,758
Unallocated	(282)	–	–	(282)
Operating profit before exceptional item	4,369	159	(52)	4,476
Share of results from associates:				
Coal	3	1	–	4
Platinum	(58)	–	–	(58)
Zinc Lead	(1)	–	–	(1)
EBIT before exceptional items	4,313	160	(52)	4,421
Exceptional items:				
Coal	350	–	–	350
Ferroalloys	(11)	–	–	(11)
Platinum	(277)	–	–	(277)
Copper	(171)	–	–	(171)
Nickel	(2,150)	–	–	(2,150)
Zinc Lead	(183)	–	–	(183)
Total	1,871	160	(52)	1,979

US$m	Statutory 2009	Prodeco capital expenditure	Pro forma 2009
Capital expenditure			
Sustaining:			
Coal	**424**	13	**437**
Ferroalloys	**102**	–	**102**
Platinum	**12**	–	**12**
Copper	**498**	–	**498**
Nickel	**93**	–	**93**
Zinc Lead	**133**	–	**133**
Technology	**2**	–	**2**
Unallocated	**1**	–	**1**
Total	**1,265**	13	**1,278**
Expansionary:			
Coal	**687**	203	**890**
Ferroalloys	**1**	–	**1**
Platinum	**48**	–	**48**
Copper	**436**	–	**436**
Iron Ore	**23**	–	**23**
Nickel	**1,049**	–	**1,049**
Zinc Lead	**114**	–	**114**
Technology	**1**	–	**1**
Total	**2,359**	203	**2,562**
Total capital expenditure:			
Coal	**1,111**	216	**1,327**
Ferroalloys	**103**	–	**103**
Platinum	**60**	–	**60**
Copper	**934**	–	**934**
Iron Ore	**23**	–	**23**
Nickel	**1,142**	–	**1,142**
Zinc Lead	**247**	–	**247**
Technology	**3**	–	**3**
Unallocated	**1**	–	**1**
Total	**3,624**	216	**3,840**

Xstrata File
Number 82-34660



NEWS RELEASE

DONKIN COAL PROJECT

Sydney, 10 February 2010

The Donkin Joint Venture today announced it has completed a strategic review of the Donkin Coal Project's development plan and will focus on export coking coal market opportunities.

The revised Donkin Coal Project is expected to produce approximately 2.75 million tonnes per annum of washed export grade coking coal at full production.

The decision to revise the Project's overall scope follows local power provider Nova Scotia Power's announcement in late 2009, confirming it will not purchase raw coal from the Donkin Coal Project once the mine is operational.

Xstrata Coal Chief Development Officer, Jeff Gerard, said, "Xstrata Coal remains committed to the Donkin Coal Project and will continue to liaise with key stakeholders as we progress through the various internal and external approvals processes."

In addition, Xstrata Coal is currently looking to obtain expressions of interest from potential strategic partners to contribute to the Donkin Coal Project.

"This is a significant project for Nova Scotia and the people of Cape Breton. It has the potential to provide new employment opportunities for the area throughout each stage of its construction and operation," said Mr Gerard.

The Donkin Coal Alliance is a joint venture between Xstrata (75%) and Erdene Resource Development Corp. (25%).

ends

Xstrata contact

Name	James Rickards
Telephone	+61 2 9253 6789
Mobile	0419 731 371
Email	jrickards@xstratacoal.com

www.xstrata.com

Xstrata File
Number 82-34660



NEWS RELEASE

XSTRATA COPPER COMPLETES THE SALE OF 70% INTEREST IN EL MORRO TO NEW GOLD

Santiago, 16 February 2010

Xstrata Copper announces that its subsidiary Xstrata Copper Chile SA has today completed the sale of its 70% interest in El Morro SCM, the holder of the El Morro copper-gold project, and associated rights and assets to New Gold Inc. for a total cash consideration of US$463 million. New Gold, through a subsidiary, currently holds 30% of El Morro SCM and, through a separate subsidiary, has completed the purchase of Xstrata Copper's 70% interest after exercising its right of first refusal.

Xstrata Copper will continue to have an active presence in Chile through its Lomas Bayas copper mine (which recently commenced construction on a project to extend its life to 2020), the Altonorte Metallurgical Complex, a 44% interest in the Collahuasi joint venture and the Energía Austral hydropower plant project.

Ends

Xstrata contacts

Name	Emily Russell	Name	Viviana Alarcón
Telephone	+56 2 478 2204	Telephone	+56 2 4782235
Mobile	+56 9 9443 3571	Mobile	+56 9 95524557
Email	erussell@xstratacopper.com	Email	valarcon@xstratacopper.com


xstrata
copper

Notes to editors

ABOUT XSTRATA PLC

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 19 countries.

ABOUT XSTRATA COPPER

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its mining and metallurgical operations and development projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with attributable mined production in 2009 of 907,000 tonnes of copper in cathodes and concentrates. The company is also one of the world's largest producers of smelter and refined copper, including from third party materials.

ABOUT EL MORRO

The El Morro copper-gold project is located 4,000 metres above sea level in the district of Alto del Carmen, in the Atacama region of north-central Chile. Xstrata Copper acquired its interest in the El Morro project in August 2006 as part of the Xstrata Group's acquisition of Canadian miner Falconbridge. In March 2008 Xstrata completed a Feasibility Study on El Morro and in November 2008 submitted for approval to the Chilean authorities the project's Environmental and Social Impact Assessment (ESIA). The ESIA is still under evaluation by the Chilean authorities.

Prior to the divestment announced today, the partners in El Morro SCM were Xstrata Copper Chile SA (70%) and Datawaves Sciences Inc, a subsidiary of New Gold Inc (30%).


xstrata
copper

NEWS RELEASE

XSTRATA COPPER COMPLETES THE SALE OF 70% INTEREST IN EL MORRO TO NEW GOLD

Santiago, 16 February 2010

Xstrata Copper announces that its subsidiary Xstrata Copper Chile SA has today completed the sale of its 70% interest in El Morro SCM, the holder of the El Morro copper-gold project, and associated rights and assets to New Gold Inc. for a total cash consideration of US$463 million. New Gold, through a subsidiary, currently holds 30% of El Morro SCM and, through a separate subsidiary, has completed the purchase of Xstrata Copper's 70% interest after exercising its right of first refusal.

Xstrata Copper will continue to have an active presence in Chile through its Lomas Bayas copper mine (which recently commenced construction on a project to extend its life to 2020), the Altonorte Metallurgical Complex, a 44% interest in the Collahuasi joint venture and the Energía Austral hydropower plant project.

Ends

Xstrata contacts

Name	Emily Russell	Name	Viviana Alarcón
Telephone	+56 2 478 2204	Telephone	+56 2 4782235
Mobile	+56 9 9443 3571	Mobile	+56 9 95524557
Email	erussell@xstratacopper.com	Email	valarcon@xstratacopper.com


xstrata
copper

Notes to editors

ABOUT XSTRATA PLC

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 19 countries.

ABOUT XSTRATA COPPER

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its mining and metallurgical operations and development projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with attributable mined production in 2009 of 907,000 tonnes of copper in cathodes and concentrates. The company is also one of the world's largest producers of smelter and refined copper, including from third party materials.

ABOUT EL MORRO

The El Morro copper-gold project is located 4,000 metres above sea level in the district of Alto del Carmen, in the Atacama region of north-central Chile. Xstrata Copper acquired its interest in the El Morro project in August 2006 as part of the Xstrata Group's acquisition of Canadian miner Falconbridge. In March 2008 Xstrata completed a Feasibility Study on El Morro and in November 2008 submitted for approval to the Chilean authorities the project's Environmental and Social Impact Assessment (ESIA). The ESIA is still under evaluation by the Chilean authorities.

Prior to the divestment announced today, the partners in El Morro SCM were Xstrata Copper Chile SA (70%) and Datawaves Sciences Inc, a subsidiary of New Gold Inc (30%).

Xstrata File
Number 82-34660



NEWS RELEASE

Bathurst, New Brunswick, February 17, 2010

BRUNSWICK MINE REACHES AGREEMENT WITH UNIONIZED EMPLOYEES

Xstrata Zinc Canada, owner of Brunswick Mine, today announces that employees at the Brunswick Mine, members of United Steelworkers local 5385, have voted in favour of an extension of the current Collective Bargaining Agreement which will expire in February 2011.

The Agreement provides for a three-year extension that will surpass the expected closure of the mine.

Highlights of the Agreement include a wage increase in 2011, an increase in pension benefits as well as an extension of the terms and conditions applicable upon closure of the mining operations.

"We are very pleased that our employees continue to work constructively with us as we continue to prepare ourselves for the eventual closure of the mine. This extension of the Collective Bargaining Agreement allows us to better plan our work well into next year," said Greg Ashe, General Manager, Brunswick Mine. "Once the diamond drilling program is completed later this year, we'll know with certainty how much ore there is left to mine, where it's at and what it will cost to mine it, enabling us to establish a more precise date for the closure of the mine."

Brunswick Mine, which is located outside of Bathurst, has been in operation since 1964.

Ends

Contact:
Roger Clinch
Director of Communications
Xstrata Zinc Canada
Tel: +1 506.547.5025

About Xstrata Zinc
Xstrata Zinc is the owner of Brunswick Mine and Brunswick Smelter and is one of five global commodity businesses within the Xstrata Group. Xstrata plc is a major global diversified mining group with operations and projects spanning 19 countries, including Canada. Its mission is to grow and manage a diversified portfolio of metals and mining businesses through genuine partnerships with a wide range of stakeholders, including employees, customers, shareholders, and local communities.

Xstrata File
Number 82-34660

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer
Xstrata plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities
Peet Nienaber

4. State whether notification relates to a person connected with a person discharging managerial responsibilities named in 3
Notification does not relate to a person connected with a person discharging managerial responsibilities

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
Notification is in respect of the person referred to in 3 above

6. Name of registered shareholder
K.B. (C.I.) Nominees Limited

7. Description of shares (including class)
Ordinary shares of US$0.50 each ("shares") in Xstrata plc

8. State the nature of the transaction

(i) Grant of 144,141 share options under the Xstrata Long Term Incentive Plan at an option price of £10.3086 per share, exercisable between 18 February 2013 and 18 February 2020.

(ii) Grant of 43,242 shares under the Xstrata Long Term Incentive Plan vesting on 18 February 2013.

> The number of options and contingent share awards granted under the Xstrata Long Term Incentive Plan are maximum numbers and are subject to the satisfaction of performance conditions over a three year period under the terms of the Long Term Incentive Plan Rules.

(iii) Grant of 31,569 shares under the Xstrata Executive Committee Bonus Plan, deferred until 18 February 2011.

9. Date of grants
18 February 2010.

10. Date issuer informed of transaction
18 February 2010

11. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification
19 February 2010

END

Xstrata File
Number 82-34660

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer
Xstrata plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities
Peter Freyberg

4. State whether notification relates to a person connected with a person discharging managerial responsibilities named in 3
Notification does not relate to a person connected with a person discharging managerial responsibilities

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
Notification is in respect of the person referred to in 3 above

6. Name of registered shareholder
K.B. (C.I.) Nominees Limited

7. Description of shares (including class)
Ordinary shares of US$0.50 each ("shares") in Xstrata plc

8. State the nature of the transaction

(i) Grant of 264,419 share options under the Xstrata Long Term Incentive Plan at an option price of £10.3086 per share, exercisable between 18 February 2013 and 18 February 2020.

(ii) Grant of 79,326 shares under the Xstrata Long Term Incentive Plan vesting on 18 February 2013.

The number of options and contingent share awards granted under the Xstrata Long Term Incentive Plan are maximum numbers and are subject to the satisfaction of performance conditions over a three year period under the terms of the Long Term Incentive Plan Rules.

(iii) Grant of 47,548 shares under the Xstrata Executive Committee Bonus Plan, deferred until 18 February 2011.

9. Date of grants
18 February 2010.

10. Date issuer informed of transaction
18 February 2010

11. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification
19 February 2010

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer
Xstrata plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities
Charlie Sartain

4. State whether notification relates to a person connected with a person discharging managerial responsibilities named in 3
Notification does not relate to a person connected with a person discharging managerial responsibilities

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
Notification is in respect of the person referred to in 3 above

6. Name of registered shareholder
K.B. (C.I.) Nominees Limited.

7. Description of shares (including class)
Ordinary shares of US$0.50 each ("shares") in Xstrata plc

8. State the nature of the transaction

(i) Grant of 303,754 share options under the Xstrata Long Term Incentive Plan at an option price of £10.3086 per share, exercisable between 18 February 2013 and 18 February 2020.

(ii) Grant of 91,126 shares under the Xstrata Long Term Incentive Plan vesting on 18 February 2013.

> The number of options and contingent share awards granted under the Xstrata Long Term Incentive Plan are maximum numbers and are subject to the satisfaction of performance conditions over a three year period under the terms of the Long Term Incentive Plan Rules.

(iii) Grant of 60,084 shares under the Xstrata Executive Committee Bonus Plan, deferred until 18 February 2011.

9. Date of grants
18 February 2010.

10. Date issuer informed of transaction
18 February 2010

11. Name of contact and telephone number for queries

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification
19 February 2010

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer
Xstrata plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities
Ian Pearce

4. State whether notification relates to a person connected with a person discharging managerial responsibilities named in 3
Notification does not relate to a person connected with a person discharging managerial responsibilities

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
Notification is in respect of the person referred to in 3 above

6. Name of registered shareholder
K.B. (C.I.) Nominees Limited.

7. Description of shares (including class)
Ordinary shares of US$0.50 each ("shares") in Xstrata plc

8. State the nature of the transaction

(i) Grant of 240,972 share options under the Xstrata Long Term Incentive Plan at an option price of £10.3086 per share, exercisable between 18 February 2013 and 18 February 2020.

(ii) Grant of 72,291 shares under the Xstrata Long Term Incentive Plan vesting on 18 February 2013.

> The number of options and contingent share awards granted under the Xstrata Long Term Incentive Plan are maximum numbers and are subject to the satisfaction of performance conditions over a three year period under the terms of the Long Term Incentive Plan Rules.

(iii) Grant of 49,653 shares under the Xstrata Executive Committee Bonus Plan, deferred until 18 February 2011.

(iv) Grant of 12,413 shares under the Xstrata Executive Committee Bonus Plan, deferred until 18 February 2012.

9. Date of grants
18 February 2010.

10. Date issuer informed of transaction
18 February 2010

11. Name of contact and telephone number for queries

Richard Elliston
Telephone 020 7968 2885

Claire Divver
Telephone 020 7968 2871

Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification
19 February 2010

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer
Xstrata plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of person director/ person discharging managerial responsibilities
Santiago Zaldumbide

4. State whether notification relates to a person connected with a director/person discharging managerial responsibilities named in 3
Notification does not relate to a person connected with a director/person discharging managerial responsibilities

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
Notification is in respect of the person referred to in 3 above

6. Name of registered shareholder
K.B. (C.I.) Nominees Limited

7. Description of shares (including class)
Ordinary shares of US$0.50 each ("shares") in Xstrata plc

8. State the nature of the transaction

(i) Grant of 344,286 share options under the Xstrata Long Term Incentive Plan at an option price of £10.3086 per share, exercisable between 18 February 2013 and 18 February 2020.

(ii) Grant of 103,286 shares under the Xstrata Long Term Incentive Plan vesting on 18 February 2013.

The number of options and contingent share awards granted under the Xstrata Long Term Incentive Plan are maximum numbers and are subject to the satisfaction of performance conditions over a three year period under the terms of the Long Term Incentive Plan Rules.

(iii) Grant of 82,220 shares under the Xstrata Executive Committee Bonus Plan, deferred until 18 February 2011.

(iv) Grant of 8,222 shares under the Xstrata Executive Committee Bonus Plan, deferred until 18 February 2012.

9. Date of grants
18 February 2010

10. Date issuer informed of transaction
18 February 2010

11. Name of contact and telephone number for queries

Richard Elliston
Telephone 020 7968 2885

Claire Divver
Telephone 020 7968 2871

Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification
19 February 2010

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer
Xstrata plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of director/ person discharging managerial responsibilities
Mick Davis

4. State whether notification relates to a person connected with a director/person discharging managerial responsibilities named in 3.
For the transactions described in 7(i), (ii) and (iii), the notification is in respect of the person referred to in 3 above; and, for the transaction described in 7(iv), the notification is in respect of the Athol 3 Settlement, of which the director named in 3 is a beneficiary.

5. Description of shares (including class)
Ordinary shares of US$0.50 each ("shares") in Xstrata plc

6. Name of registered shareholder
K.B. (C.I.) Nominees Limited.

7. State the nature of the transaction
(i) Grant of 696,809 share options under the Xstrata Long Term Incentive Plan at an option price of £10.3086 per share, exercisable between 18 February 2013 and 18 February 2020.

(ii) Grant of 209,043 shares under the Xstrata Long Term Incentive Plan vesting on 18 February 2013.

> The number of options and contingent share awards granted under the Xstrata Long Term Incentive Plan are maximum numbers and are subject to the satisfaction of performance conditions over a three year period under the terms of the Long Term Incentive Plan Rules.

(iii) The acquisition by K.B. (C.I.) Nominees Limited of 72,751 shares, at £10.6292 per share, which shares are restricted and subject to forfeiture until 18 February 2011 and 36,321 shares, at £10.6292 per share, which shares are restricted and subject to forfeiture until 18 February 2012 using a net of tax deferred bonus amount awarded under the Xstrata Executive Committee Bonus Plan to the director named in 3. (The shares are forfeitable if the director named in 3 leaves employment in certain circumstances specified in the Xstrata Executive Committee Bonus Plan Rules.)

(iv) The transfer by the director named in 3 of his beneficial interest in 72,751 shares, at £10.6292 per share, which shares are restricted and subject to forfeiture until 18 February 2011 and 36,321 shares, at £10.6292 per share, which shares are restricted and subject to forfeiture until 18 February 2012 in accordance with the Xstrata Executive Committee Bonus Plan to the Athol 3 Settlement, of which the director named in 3 is a beneficiary.

8. Date of grant and transfers
18 February 2010.

9. Date issuer informed of transaction
18 February 2010

Xstrata File
Number 82-34660

10. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification
19 February 2010

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer
Xstrata plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of director/ person discharging managerial responsibilities
Trevor Reid

4. State whether notification relates to a person connected with a director/person discharging managerial responsibilities named in 3.
For the transactions described in 7(i), (ii) and (iii), the notification is in respect of the person referred to in 3 above; and, for the transaction described in 7(iv), the notification is in respect of Sandra Reid, a connected person and the Claret Trust, of which the director named in 3 is a beneficiary.

5. Description of shares (including class)
Ordinary shares of US$0.50 each ("shares") in Xstrata plc

6. Name of registered shareholder
K.B. (C.I.) Nominees Limited.

7. State the nature of the transaction
(i) Grant of 351,064 share options under the Xstrata Long Term Incentive Plan at an option price of £10.3086 per share, exercisable between 18 February 2013 and 18 February 2020.

(ii) Grant of 105,319 shares under the Xstrata Long Term Incentive Plan vesting on 18 February 2013.

The number of options and contingent share awards granted under the Xstrata Long Term Incentive Plan are maximum numbers and are subject to the satisfaction of performance conditions over a three year period under the terms of the Long Term Incentive Plan Rules.

(iii) The acquisition by K.B. (C.I.) Nominees Limited of 36,653 shares, at £10.6292 per share, which shares are restricted and subject to forfeiture until 18 February 2011 and 18,299 shares, at £10.6292 per share, which shares are restricted and subject to forfeiture until 18 February 2012 using a net of tax deferred bonus amount awarded under the Xstrata Executive Committee Bonus Plan to the director named in 3. (The shares are forfeitable if the director named in 3 leaves employment in certain circumstances specified in the Xstrata Executive Committee Bonus Plan Rules.)

(iv) The transfer by the director named in 3 of his beneficial interest in 36,653 shares, at £10.6292 per share, which shares are restricted and subject to forfeiture until 18 February 2011 and 18,299 shares, at £10.6292 per share, which shares are restricted and subject to forfeiture until 18 February 2012 in accordance with the Xstrata Executive Committee Bonus Plan to Sandra Reid, a connected person, and the transfer of the said 36,653 shares at £10.6292, and the said 18,299 shares at £10.6292 from Sandra Reid to the Claret Trust, of which the director named in 3 is a beneficiary.

8. Date of grant and transfers
18 February 2010.

9. Date issuer informed of transaction
18 February 2010

10. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification
19 February 2010

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer
Xstrata plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of director/ person discharging managerial responsibilities
Thras Moraitis

4. State whether notification relates to a person connected with a director/person discharging managerial responsibilities named in 3.
For the transactions described in 7(i) (ii) and (iii), the notification is in respect of the person referred to in 3 above; and, for the transaction described in 7(iv), the notification is in respect of Morfam Limited, a connected person.

5. Description of shares (including class)
Ordinary shares of US$0.50 each ("shares") in Xstrata plc

6. Name of registered shareholder
K.B. (C.I.) Nominees Limited.

7. State the nature of the transaction
(i) Grant of 199,096 share options under the Xstrata Long Term Incentive Plan at an option price of £10.3086 per share, exercisable between 18 February 2013 and 18 February 2020.

(ii) Grant of 59,729 shares under the Xstrata Long Term Incentive Plan vesting on 18 February 2013.

The number of options and contingent share awards granted under the Xstrata Long Term Incentive Plan are maximum numbers and are subject to the satisfaction of performance conditions over a three year period under the terms of the Long Term Incentive Plan Rules.

(iii) The acquisition by K.B. (C.I.) Nominees Limited of 21,869 shares, at £10.6292 per share, which shares are restricted and subject to forfeiture until 18 February 2011 using a net of tax deferred bonus amount awarded under the Xstrata Executive Committee Bonus Plan to the director named in 3. (The shares are forfeitable if the director named in 3 leaves employment in certain circumstances specified in the Xstrata Executive Committee Bonus Plan Rules.)

(iv) The transfer by the person discharging managerial responsibilities named in 3 of his beneficial interest in 21,869 shares, at £10.6292 per share, which shares are restricted and subject to forfeiture until 18 February 2011 in accordance with the Xstrata Executive Committee Bonus Plan to Morfam Limited, a connected person.

8. Date of grant and transfers
18 February 2010.

9. Date issuer informed of transaction
18 February 2010

10. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification
19 February 2010

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer
Xstrata plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities
Benny Levene

4. State whether notification relates to a person connected with a person discharging managerial responsibilities named in 3
Notification does not relate to a person connected with a person discharging managerial responsibilities

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
Notification is in respect of the person referred to in 3 above

6. Name of registered shareholder
K.B. (C.I.) Nominees Limited.

7. Description of shares (including class)
Ordinary shares of US$0.50 each ("shares") in Xstrata plc

8. State the nature of the transaction

(i) Grant of 197,025 share options under the Xstrata Long Term Incentive Plan at an option price of £10.3086 per share, exercisable between 18 February 2013 and 18 February 2020.

(ii) Grant of 59,108 shares under the Xstrata Long Term Incentive Plan vesting on 18 February 2013.

> The number of options and contingent share awards granted under the Xstrata Long Term Incentive Plan are maximum numbers and are subject to the satisfaction of performance conditions over a three year period under the terms of the Long Term Incentive Plan Rules.

(iii) Grant of 43,496 shares under the Xstrata Executive Committee Bonus Plan, deferred until 18 February 2011.

9. Date of grants
18 February 2010.

10. Date issuer informed of transaction
18 February 2010

11. Name of contact and telephone number for queries

Richard Elliston
Telephone 020 7968 2885
Mobile 07759 924 576
Email relliston@xstrata.com

Claire Divver
Telephone 020 7968 2871
Mobile 07785 964 340
Email cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification
19 February 2010

END

Xstrata File
Number 82-34660


xstrata
zinc


MOUNT ISA
MINES


xstrata
copper

MEDIA RELEASE

Xstrata Mount Isa Mines proves no lead exceedance

Mount Isa, 23 February 2010

Xstrata has explained to the Department of Environment and Resource Management (DERM) its findings from an investigation into an air monitor reading, which established that lead levels in Mount Isa did not exceed regulatory limits.

This continues Xstrata's record of never exceeding prescribed lead levels in Mount Isa since acquiring Mount Isa Mines in 2003.

Chief Operating Officer, Xstrata Copper North Queensland, Steve de Kruijff said the health and safety of the Mount Isa community is our number one priority, which is why we acted immediately to investigate this matter.

"The investigation has shown that lead levels at the Mount Isa air monitor under investigation were less than one third of regulatory limits for the period from October to December 2009," Mr de Kruijff said.

"This investigation has shown just how comprehensive the air quality monitoring system is in Mount Isa. Our systems pick up even the slightest variance.

"We could see from the outset that the initial laboratory results required further examination, which is why we launched an immediate investigation and advised DERM.

"We will continue to work closely with DERM to ensure the community have full confidence in Mount Isa's comprehensive air quality monitoring system.

"Preliminary findings for the month of January 2010 show that lead levels at the air monitor under investigation are under 20% of regulatory limits.

"The health and safety of the Mount Isa community remains our highest priority and we thank them for their support during this investigation."

Background on technical investigation

On 1 February 2010, Xstrata Mount Isa Mines received the findings from an independent analysis of air monitoring over the period from October to December 2009, which showed a potential exceedance at one of our five high-volume air sampling stations in Mount Isa.

During this period, Xstrata Mount Isa Mines' remaining four high-volume air sampling stations remained within regulatory limits, as did DERM's heavy metals air monitor. This is the first time such a result has been recorded.

Upon becoming aware of the result, Xstrata Mount Isa Mines acted immediately. On 2 February 2010, Xstrata wrote to DERM informing them of our intention to investigate this matter, particularly in light of other monitors not returning similar results. At that time, we committed to inform them of the outcome of this investigation within 30 days.

As part of the investigation, Xstrata Mount Isa Mines verified the results obtained from the first laboratory as well as reviewing any meteorological or operational data that might be linked to these results.

To assist in verifying the results, samples were sent to two further laboratories for testing and analysis through three different methods, a process which has taken several weeks.

This confirmed that the results of the analysis undertaken by these two additional laboratories showed that lead concentrations at the relevant monitor did not exceed regulatory limits during the October to December 2009 quarter.

ENDS

Xstrata contacts

Sue Sara
General Manager – Corporate Affairs, Queensland
Xstrata Copper
Telephone +61 7 3295 7535
Mobile 0411 206 090
Email suesara@xstrata.com.au
www.xstrata.com

Josh Euler
Senior Communications Advisor, Xstrata
Telephone +61 7 3295 7543
Mobile 0435 659 987
Email jeuler@xstrata.com.au

Notes to editors

ABOUT XSTRATA PLC

Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 19 countries.

ABOUT XSTRATA COPPER

Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its mining and metallurgical operations and development projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and

Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with attributable mined production in 2009 of 907,000 tonnes of copper in cathodes and concentrates. The company is also one of the world's largest producers of smelter and refined copper, including from third party materials.

XSTRATA ZINC

Xstrata Zinc is one of the world's largest producers of zinc. Around half of all zinc currently consumed is used for galvanizing steel, which is an environmentally friendly method of protecting steel against corrosion. Zinc also finds application in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.

Xstrata's zinc and lead operations are located in Australia, Canada, Germany, Peru, Spain and the UK. They comprise: the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, Spain; the Hinojedo roasting plant in Cantabria, Spain; the Nordenham zinc smelter in northern Germany; the Mount Isa, George Fisher and Black Star zinc-lead mines and lead smelter in Queensland, Australia; McArthur River zinc-lead mine in the Northern Territory, Australia; the Northfleet lead refinery located in the UK; the Brunswick zinc-lead mine and lead smelter in New Brunswick, Canada, 25% of the CEZ zinc smelter near Montreal, Canada; 50% of Lennard Shelf zinc lead mine in Western Australia; 75% of Lady Loretta zinc lead deposit in Queensland, Australia; 33.75% of Antamina mine in Peru and the Perseverance zinc deposit in Quebec.


xstrata
nickel

NEWS RELEASE

XSTRATA NICKEL SUDBURY OPERATIONS AND UNITED STEELWORKERS LOCAL 2020 REACH TENTATIVE COLLECTIVE AGREEMENT

Sudbury, Ontario – 1 March, 2010

Xstrata Nickel announces that the Company's Sudbury Operations has reached a tentative agreement for a new Collective Agreement with the United Steelworkers Union Local 2020, which represents Xstrata Nickel's Sudbury office, clerical and technical employees. The prior agreement expired at midnight on February 28, 2010.

The Union's bargaining team has recommended acceptance of the new agreement. Details of the agreement will be presented to Union members and will be followed by ratification voting. Ratification meetings will be held early this week.

"This tentative agreement presents an offer to the Union membership that both bargaining committees believe is fair and equitable. We are very pleased that we can continue to work with the United Steelworkers Union to pursue our goals in Sudbury," said Marc Boissonneault, Vice-President of Xstrata Nickel's Sudbury Operations.

Ends

Xstrata Nickel Contacts

Peter Fuchs, Director Corporate Affairs

Office	+1 416 775 1523
Mobile	1 416 305 9273
Email	pfuchs@xstratanickel.ca

Editors Notes

Xstrata plc
Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead

and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 19 countries.

Xstrata Nickel

Xstrata Nickel, headquartered in Toronto, Canada, is one of Xstrata Group's global commodity businesses. Xstrata Nickel's operations include mines and processing facilities in Canada, the Dominican Republic and Australia, and a refinery in Norway. Xstrata Nickel has a promising portfolio of growth projects in Canada, New Caledonia, Tanzania and Brazil. Xstrata Nickel is the world's fifth largest nickel producer, with annual managed production of more than 107,000 tonnes of refined nickel.

Xstrata Nickel's Sudbury Operations

Xstrata Nickel's Sudbury Operations consist of the Nickel Rim South project, a mill and a smelter. The facilities are spread throughout the 60 kilometre, oval-shaped geological formation known as the Sudbury Basin. Nickel and copper are the primary metals but cobalt and precious metals such as platinum are also produced.

Xstrata File
Number 82-34660


xstrata
nickel

NEWS RELEASE

COLLECTIVE AGREEMENT RATIFIED BETWEEN XSTRATA NICKEL SUDBURY OPERATIONS AND UNITED STEELWORKERS WORKERS LOCAL 2020

Sudbury, Ontario - March 2, 2010

Xstrata Nickel is pleased to announce that it has successfully renewed a three-year Collective Agreement with the United Steelworkers Union, Local 2020, representing Xstrata Nickel's Sudbury office, clerical and technical employees.

Negotiations began in mid-January and the Agreement was ratified by Union membership on Tuesday evening.

Highlights of the Agreement include competitive wage and benefit adjustments, a Continuity Allowance and a revised Nickel Bonus formula. Also included was a new employee incentive program tied to the performance of Sudbury Operations and Xstrata Process Support, the Company's research and development facility located in Falconbridge. It also includes a commitment from the Union to work with the Company on addressing pension cost challenges longer term.

Xstrata Nickel's plans to reactivate copper mining at the Fraser Mine will enable the recall of 12 workers previously affected by the restructuring of Sudbury Operations in 2009. A six-month transition protocol was agreed to as part of this initiative.

"We are very pleased our office, clerical and technical employees have shown their strong support for the Agreement," said Marc Boissonneault, Vice-President, Sudbury Operations. "With the successful conclusion of negotiations with both the United Steelworks Union Local 2020 and our production and maintenance employees represented by the Canadian Auto Workers Sudbury Mine, Mill and Smelter Workers Union Local 598, we will focus on our operation's future. This includes the transitioning of Nickel Rim South to full operation, the ramp up production at our Fraser Copper Mine and making enhancements at our Strathcona Mill and Sudbury Smelter to improve the performance of these plants."

Ends

Xstrata Nickel Contacts

Peter Fuchs, Director Corporate Affairs
Office +1 416 775 1523
Mobile 1 416 305 9273
Email pfuchs@xstratanickel.ca

Editors Notes

Xstrata plc
Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 19 countries.

Xstrata Nickel
Xstrata Nickel, headquartered in Toronto, Canada, is one of Xstrata Group's global commodity businesses. Xstrata Nickel's operations include mines and processing facilities in Canada, the Dominican Republic and Australia, and a refinery in Norway. Xstrata Nickel has a promising portfolio of growth projects in Canada, New Caledonia, Tanzania and Brazil. Xstrata Nickel is the world's fifth largest nickel producer, with annual managed production of more than 107,000 tonnes of refined nickel.

Xstrata Nickel's Sudbury Operations

Xstrata Nickel's Sudbury Operations consist of the Nickel Rim South project, a mill and a smelter. The facilities are spread throughout the 60 kilometre, oval-shaped geological formation known as the Sudbury Basin. Nickel and copper are the primary metals but cobalt and precious metals such as platinum are also produced.

Share price: XTA.L GBp 1056.00 (-2.81%)

Xstrata File Number 82-34660


entre / regulatory announcements
xstrata ulatory Announcements

All of our regulatory announcements are formatted for online viewing and printing
RSS feed available

Notification of transactions of Directors, persons discharging managerial responsibility or connected persons

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer
Xstrata plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities
Peet Nienaber

4. State whether notification relates to a person connected with a person discharging managerial responsibilities named in 3 and identify the connected person
Notification does not relate to a person connected with a person discharging managerial responsibilities

5. Description of shares (including class
Ordinary shares of US$0.50 each in Xstrata plc

6. Name of registered shareholder
K.B. (C.I.) Nominees Limited.

7. State the nature of the transaction
(i) The sale of 4,361 shares for the purpose of funding tax liability on the vesting of deferred share bonus awards granted under the Xstrata Executive Committee Bonus Plan in 2008
(ii) The sale of 120 shares for the purpose of funding tax liability on the vesting of deferred share bonus awards granted under the Xstrata Executive Committee Bonus Plan in 2008
(iii) The sale of 43,122 shares for the purpose of funding tax liability on the vesting of deferred share bonus awards granted under the Xstrata Executive Committee Bonus Plan in 2009

8. Price per share
For transaction 7 (i) - £10.12
For transaction 7 (ii) - £10.52
For transaction 7 (ii) - £10.66

9. Date of sale and place of transactions
For transaction 7 (i) – 26 February 2010 - London
For transaction 7 (ii) – 1 March 2010 – London
For transaction 7 (ii) – 2 March 2010 - London

10. Date issuer informed of transactions
3 March 2010

11. Name of contact and telephone number for queries

Share price: XTA.L GBp 1056.00 (-2.81%)

Xstrata File
Number 82-34660


xstrata

...ston | | Claire Divver |
| --- | --- | --- | --- |
| | 020 7968 2885 | Telephone | 020 7968 2871 |
| Mobile | 07759 924 576 | Mobile | 07785 964 340 |
| Email | relliston@xstrata.com | Email | cdivver@xstrata.com |

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification

Richard P Elliston

Date of Notification

4 March 2010

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Xstrata plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2R; or

(ii) a disclosure made in accordance with section 793 of the Companies Act 2006

Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities

Peter Freyberg

4. State whether notification relates to a person connected with a person discharging managerial responsibilities named in 3 and identify the connected person

Notification does not relate to a person connected with a person discharging managerial responsibilities

5. Description of shares (including class

Ordinary shares of US$0.50 each in Xstrata plc

6. Name of registered shareholder

K.B. (C.I.) *Nominees Limited.*

7. State the nature of the transaction

The sale of 189,530 shares on the vesting of deferred share bonus awards granted under the Xstrata Executive Committee Bonus Plan in 2008 and 2009

8. Price per share

£10.99

9. Date of sale and place of transactions

3 March 2010 - London

10. Date issuer informed of transactions

3 March 2010

11. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification

Share price: XTA.L GBp 1056.00 (-2.81%)



liston

tification

4 March 2010

Xstrata File Number 82-34660

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Xstrata plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2R; or

(ii) a disclosure made in accordance with section 793 of the Companies Act 2006

Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities

Charlie Sartain

4. State whether notification relates to a person connected with a person discharging managerial responsibilities named in 3 and identify the connected person

Notification does not relate to a person connected with a person discharging managerial responsibilities

5. Description of shares (including class

Ordinary shares of US$0.50 each in Xstrata plc

6. Name of registered shareholder

K.B. (C.I.) Nominees Limited.

7. State the nature of the transaction

(i) The sale of 11,860 shares for the purpose of funding tax liability on the vesting of deferred share bonus awards granted under the Xstrata Executive Committee Bonus Plan in 2008

(ii) The sale of 97,989 shares for the purpose of funding tax liability on the vesting of deferred share bonus awards granted under the Xstrata Executive Committee Bonus Plan in 2009

8. Price per share

For transaction 7 (i) - £10.60

For transaction 7 (ii) - £10.99

9. Date of sale and place of transactions

For transaction 7 (i) - 1 March 2010- London

For transaction 7 (ii) - 3 March 2010 - London

10. Date issuer informed of transactions

3 March 2010

11. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification

Richard P Elliston

Date of Notification

4 March 2010

Share price: XTA.L GBp 1056.00 (-2.81%)

Xstrata File Number 82-34660


xstrata

[NOTIFICA]TION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL [RESPONSI]BILITY OR CONNECTED PERSONS

1. Name of the issuer

Xstrata plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2R; or

(ii) a disclosure made in accordance with section 793 of the Companies Act 2006

Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities

Ian Pearce

4. State whether notification relates to a person connected with a person discharging managerial responsibilities named in 3 and identify the connected person

Notification does not relate to a person connected with a person discharging managerial responsibilities

5. Description of shares (including class

Ordinary shares of US$0.50 each in Xstrata plc

6. Name of registered shareholder

K.B. (C.I.) Nominees Limited.

7. State the nature of the transaction

(i) The sale of 8,855 shares for the purpose of funding tax liability on the vesting of deferred share bonus awards granted under the Xstrata Executive Committee Bonus Plan in 2008

(ii) The sale of 80,028 shares for the purpose of funding tax liability on the vesting of deferred share bonus awards granted under the Xstrata Executive Committee Bonus Plan in 2009

8. Price per share

For transaction 7 (i) - £10.12

For transaction 7 (ii) - £10.66

9. Date of sale and place of transactions

For transaction 7 (i) – 26 February 2010 - London

For transaction 7 (ii) – 2 March 2010 - London

10. Date issuer informed of transactions

3 March 2010

11. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification

Richard P Elliston

Date of Notification

4 March 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Share price: XTA.L GBp 1056.00 (-2.81%)


Xstrata File
Number 82-34660



hether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2R; or
(ii) a disclosure made in accordance with section 793 of the Companies Act 2006
Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of director
Mick Davis

4. State whether notification relates to a person connected with a director named in 3.
For the transactions described in 7(i) and (iii), the notification is in respect of the person referred to in 3 above; and, for the transactions described in 7(ii) and (iv), the notification is in respect of the Athol 3 Settlement, of which the director named in 3 is a beneficiary.

5. Description of shares (including class)
Ordinary shares of US$0.50 each ("shares") in Xstrata plc

6. Name of registered shareholder
K.B. (C.I.) Nominees Limited.

7. State the nature of the transactions
(i) The sale of 22,577 shares for the purpose of funding tax liability on the vesting of deferred share bonus awards granted under the Xstrata Executive Committee Bonus Plan in 2008
(ii) The transfer of 32,377 shares, the balance of the vested share bonus awards which were granted under the Xstrata Executive Committee Bonus Plan in 2008 to the Athol 3 Settlement, of which the director named in 3 is a beneficiary.
(iii) The sale of 230,110 shares for the purpose of funding tax liability on the vesting of deferred share bonus awards granted under the Xstrata Executive Committee Bonus Plan in 2009
(iv) The transfer of 330,009 shares, the balance of the vested share bonus awards which were granted under the Xstrata Executive Committee Bonus Plan in 2009 to the Athol 3 Settlement, of which the director named in 3 is a beneficiary.

8. Price per share
For transactions 7 (i) and 7 (ii) - £10.12
For transactions 7 (iii) and 7 (iv) - £10.66

9. Date of sale and transfers and place of transactions
For transactions 7 (i) and 7 (ii) – 26 February 2010 - London
For transactions 7 (iii) and 7 (iv) - 2 March 2010 - London

10. Date issuer informed of transactions
3 March 2010

11. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification
Richard P Elliston

Date of Notification
4 March 2010

Xstrata File Number 82-34660

Share price: XTA.L GBp 1056.00 (-2.81%)


xstrata

[NOTIFICA]TION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL [RESPONSI]BILITY OR CONNECTED PERSONS

1. Name of the issuer

Xstrata plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2R; or

(ii) a disclosure made in accordance with section 793 of the Companies Act 2006

Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of director

Trevor Reid

4. State whether notification relates to a person connected with a director named in 3.

For the transactions described in 7(i) and 7(iii), the notification is in respect of the person referred to in 3 above; and, for the transactions described in 7(ii) and 7 (iv), the notification is in respect of Sandra Reid, a connected person and the Claret Trust, of which the director named in 3 is a beneficiary.

5. Description of shares (including class)

Ordinary shares of US$0.50 each ("shares") in Xstrata plc

6. Name of registered shareholder

K.B. (C.I.) Nominees Limited

7. State the nature of the transactions

(i) The sale of 10,530 shares for the purpose of funding tax liability on the vesting of deferred share bonus awards granted under the Xstrata Executive Committee Bonus Plan in 2008

(ii) The transfer of 15,100 shares, the balance of the vested share bonus awards which were granted under the Xstrata Executive Committee Bonus Plan in 2008 to Sandra Reid, a connected person, and the transfer of the said 15,100 shares from Sandra Reid to the Claret Trust, of which the director named in 3 is a beneficiary.

(iii) The sale of 115,055 shares for the purpose of funding tax liability on the vesting of deferred share bonus awards granted under the Xstrata Executive Committee Bonus Plan in 2009

(iv) The transfer of 165,005 shares, the balance of the vested share bonus awards which were granted under the Xstrata Executive Committee Bonus Plan in 2009 to Sandra Reid, a connected person, and the transfer of the said 165,005 shares from Sandra Reid to the Claret Trust, of which the director named in 3 is a beneficiary.

8. Price per share

For transactions 7(i) and 7(ii) - £10.12

For transactions 7(iii) and 7(iv) - £10.66

9. Date of sale and transfers and place of transactions

For transactions 7(i) and 7(ii) – 26 February 2010 - London

For transactions 7(iii) and 7(iv) - 2 March 2010 - London

10. Date issuer informed of transactions

3 March 2010

11. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification

Richard P Elliston

Share price: XTA.L GBp 1056.00 (-2.81%)

Xstrata File
Number 82-34660


tification
.0
xstrata

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Xstrata plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2R; or

(ii) a disclosure made in accordance with section 793 of the Companies Act 2006

Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities

Thras Moraitis

4. State whether notification relates to a person connected with the person discharging managerial responsibilities named in 3.

For the transactions described in 7(i) and 7(iii), the notification is in respect of the person referred to in 3 above; and, for the transaction described in 7(ii), the notification is in respect of Morfam Limited, a connected person.

5. Description of shares (including class)

Ordinary shares of US$0.50 each ("shares") in Xstrata plc

6. Name of registered shareholder

K.B. (C.I.) Nominees Limited.

7. State the nature of the transactions

(i) The sale of 7,184 shares for the purpose of funding tax liability on the vesting of deferred share bonus awards granted under the Xstrata Executive Committee Bonus Plan in 2008

(ii) The transfer of 10,301 shares, the balance of the vested share bonus awards which were granted under the Xstrata Executive Committee Bonus Plan in 2008 to Morfam Limited.

(iii) The sale of 151,232 shares on the vesting of deferred share bonus awards granted under the Xstrata Executive Committee Bonus Plan in 2009

8. Price per share

For transactions 7(i) and 7(ii) - £10.12

For transaction 7(iii) - £10.66

9. Date of sale and transfers and place of transactions

For transactions 7(i) and 7(ii) – 26 February 2010 - London

For transactions 7(iii) - 2 March 2010 - London

10. Date issuer informed of transactions

3 March 2010

11. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification

Richard P Elliston

Date of Notification

Share price: XTA.L GBp 1056.00 (-2.81%)


.0
xstrata

Xstrata File Number 82-34660

Xstrata Plc. Registered in England, Company No: 04345939

Registered office: 4th Floor, 25/27 Haymarket, London, SW1Y 4EN

Xstrata File
Number 82-34660


xstrata

NEWS RELEASE

GLENCORE EXERCISE OF PRODECO OPTION

Zug, 5 March 2010

Xstrata plc announces that it received formal notification on 4 March 2010 by Glencore International AG ("Glencore") of Glencore's exercise of its option to acquire the Prodeco coal operations. Under the option agreement, Glencore will pay Xstrata $2.25 billion in cash upon completion of the sale to Glencore pursuant to the exercise of the option, plus any profits accrued but not distributed to Xstrata during the period 1 January 2009 to the completion date and the net balance of any cash invested by Xstrata.

Mick Davis, Xstrata plc Chief Executive, said: "The acquisition of the Prodeco operations last year facilitated an orderly rights issue process during very challenging market conditions. Glencore's decision to exercise its option provides Xstrata's shareholders with a robust cash return on the initial purchase price and provides additional financial flexibility as Xstrata's capital expenditure programme ramps up to deliver 50% volume growth by 2014, including a 50% increase in coal and copper production and a doubling of current nickel volumes."

Ends

Xstrata contacts:

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Michael Oke
Aura Financial
Telephone +44 20 7321 0033
Mobile +44 7834 368 299
Email michael@aura-financial.com

Investors and analysts
Hanré Rossouw
Telephone +44 20 7968 2820
Mobile +44 7879 455 885
Email hrossouw@xstrata.com

Notes to editors

The Prodeco business comprises the Calenturitas and La Jagua open pit thermal coal operations, export port facilities and a 39.8% share in a railway in Colombia.

In the 12 months to 31 December 2009, the Prodeco operations produced 10.5 million tonnes of coal, generated $259 million of EBITDA and $159 million of operating profit (before depreciation on the fair value uplift adjustment of $52 million). The final payment due from Glencore will include profits accrued plus the net balance of any cash invested by Xstrata for the option period, namely 1 January 2009 to the completion date.

Share price: XTA.L GBp 1056.00 (-2.81%)

Xstrata File
Number 82-34660


entre / regulatory announcements
xstrata ulatory Announcements

All of our regulatory announcements are formatted for online viewing and printing

RSS feed available

Notification of transactions of Directors, persons discharging managerial responsibility or connected persons

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Xstrata plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2R; or

(ii) a disclosure made in accordance with section 793 of the Companies Act 2006

Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of person director

Santiago Zaldumbide

4. State whether notification relates to a person connected with the director named in 3 and identify the connected person

Notification does not relate to a person connected with the director

5. Description of shares (including class

Ordinary shares of US$0.50 each in Xstrata plc

6. Name of registered shareholder

K.B. (C.I.) Nominees Limited.

7. State the nature of the transaction

The sale of 408,553 shares following the vesting of deferred share bonus awards granted under the Xstrata Executive Committee Bonus Plan in 2008 and 2009

8. Price per share

£11.61

9. Date of sale and place of transaction

5 March 2010 - London

10. Date issuer informed of transactions

5 March 2010

11. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification

Share price: XTA.L GBp 1056.00 (-2.81%)

Xstrata File Number 82-34660



liston

tification

8 March 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Xstrata plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2R; or

(ii) a disclosure made in accordance with section 793 of the Companies Act 2006

Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities

Benny Levene

4. State whether notification relates to a person connected with a person discharging managerial responsibilities named in 3 and identify the connected person

Notification does not relate to a person connected with a person discharging managerial responsibilities

5. Description of shares (including class

Ordinary shares of US$0.50 each in Xstrata plc

6. Name of registered shareholder

K.B. (C.I.) *Nominees Limited.*

7. State the nature of the transactions

(i) The sale of 7,663 shares for the purpose of funding tax liability on the vesting of deferred share bonus awards granted under the Xstrata Executive Committee Bonus Plan in 2008

(ii) The sale of 71,087 shares for the purpose of funding tax liability on the vesting of deferred share bonus awards granted under the Xstrata Executive Committee Bonus Plan in 2009

8. Price per share

£11.15

9. Date of sale and place of transactions

4 March 2010 - London

10. Date issuer informed of transactions

5 March 2010

11. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification

Richard P Elliston

Date of Notification

8 March 2010

Xstrata File
Number 82-34660

Share price: XTA.L GBp 1056.00 (-2.81%)


xstrata

Xstrata Plc. Registered in England, Company No: 04345939

Registered office: 4th Floor, 25/27 Haymarket, London, SW1Y 4EN

Share price: XTA.L GBp 1056.00 (-2.81%)

Xstrata File Number 82-34660


entre / regulatory announcements
xstrata ulatory Announcements

All of our regulatory announcements are formatted for online viewing and printing

RSS feed available

Notification of transactions of Directors, persons discharging managerial responsibility or connected persons

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Xstrata plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2R; or

(ii) a disclosure made in accordance with section 793 of the Companies Act 2006

Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities

Charlie Sartain

4. State whether notification relates to a person connected with a person discharging managerial responsibilities named in 3 and identify the connected person

Notification does not relate to a person connected with a person discharging managerial responsibilities

5. Description of shares (including class

Ordinary shares of US$0.50 each in Xstrata plc

6. Name of registered shareholder

Pershing Securities Limited

7. State the nature of the transaction

The sale of 125,911 shares following the vesting of deferred share bonus awards granted under the Xstrata Executive Committee Bonus Plan in 2008 and 2009

8. Price per share

£11.98

9. Date of sale and place of transaction

8 March 2010 - London

10. Date issuer informed of transaction

10 March 2010

11. Name of contact and telephone number for queries

Richard Elliston		Claire Divver	
Telephone	020 7968 2885	Telephone	020 7968 2871
Mobile	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Share price: XTA.L GBp 1056.00 (-2.81%)

Xstrata File Number 82-34660


xstrata

ıly authorised officer of issuer responsible for making notification

liston

Date of Notification

11 March 2010



XSTRATA PROVIDES SUPPORT FOR THE CHILE EARTHQUAKE

NEWS RELEASE

Zug, 11 March 2010

Xstrata plc ("Xstrata") has made a donation of US$500,000 to the Chilean Red Cross and given a further US$500,000 to support relief efforts being undertaken by an Antofagasta-based industry body. The donation has been made from Xstrata's central Corporate Social Involvement funds.

In addition, Xstrata Copper is providing a range of in-kind support, including food parcels for impacted employees, supporting a rescue and reconstruction team and facilitating helicopters for the rescue effort. Xstrata Copper has matched funds raised by its employees in Chile and a total of US$65,000 has been donated to a national homeless organisation Un Techo Para.

Xstrata's operations were not impacted by the earthquake and are running as normal.

Xstrata will continue to support relief and reconstruction efforts in Chile as the country recovers and rebuilds in the wake of the earthquake.

ends

Xstrata contacts:

Claire Divver

Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Hanré Rossouw
Investors and Analysts
Telephone +44 20 7968 2820
Mobile +44 7879 455855
Email hrossouw@xstrata.com

Notes to editors

About Xstrata plc
Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges. Headquartered in Zug, Switzerland, Xstrata maintains a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 19 countries.

About Xstrata Copper
Headquartered in Brisbane, Xstrata Copper is one of the commodity business units within the major global diversified mining group Xstrata plc. Its mining and metallurgical operations and development projects span eight countries: Australia, Argentina, Chile, Peru, Canada, the USA, the Philippines and Papua New Guinea. Its operations are administered by five separate divisions, based close to the mining operations, namely the North Queensland, Minera Alumbrera, North Chile, Southern Peru and Canada divisions. It also has a recycling business (Xstrata Recycling) with plants in the United States and offices in Canada and Asia.

Xstrata Copper is the fourth largest global copper producer with attributable mined production in 2009 of 907,000 tonnes of copper in cathodes and concentrates. The company is also one of the world's largest producers of smelter and refined copper, including from third party materials.

Xstrata File
Number 82-34660



NEWS RELEASE

APPOINTMENT OF ANDILE SANGQU

Zug, 16 March 2010

Xstrata plc announces the appointment of Andile Sangqu as Executive Director, Xstrata South Africa with immediate effect. Andile will act as Xstrata's key representative in South Africa, representing the interests of Xstrata plc, Xstrata Alloys and Xstrata Coal in the region. Until recently, Andile was Group Executive Director of Kagiso Trust Investments and was previously Chief Executive Officer of Prodigy-Coris Asset Management. He has over 14 years of experience in senior financial managerial roles in a range of industries, including mining. Andile will sit on the Executive Committees of both Xstrata Alloys and Xstrata Coal and will report to the Xstrata plc Transformation Committee, chaired by Mick Davis, Chief Executive.

Mick Davis, Xstrata plc Chief Executive, said: "I am delighted to welcome Andile Sangqu to Xstrata. His extensive industry and business experience will be invaluable in delivering the successful execution of our strategy in South Africa."

Andile Sangqu commented: "I am looking forward to making a significant contribution to Xstrata's continued development in South Africa, working closely with executive colleagues within the business and with our many external stakeholders."

Ends

Xstrata contacts:

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Investors and analysts
Hanré Rossouw
Telephone +44 20 7968 2820
Mobile +44 7879 455 885
Email hrossouw@xstrata.com

Songezo Zibi
Telephone +27 11 250 0064
Mobile +27 82 303 8176
Email szibi@xstrata.co.za

www.xstrata.com

Share price: XTA.L GBp 1054.00 (-2.99%)

Xstrata File Number 82-34660


entre / regulatory announcements
xstrata ulatory Announcements

All of our regulatory announcements are formatted for online viewing and printing

RSS feed available

Notification of transactions of Directors, persons discharging managerial responsibility or connected persons

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Xstrata plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2R; or

(ii) a disclosure made in accordance with section 793 of the Companies Act 2006

Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities

Thras Moraitis

4. State whether notification relates to a person connected with the person discharging managerial responsibilities named in 3.

For the transactions described in 7(i) and 7(ii), the notification is in respect of the person referred to in 3 above; and, for the transaction described in 7(iii), the notification is in respect of Morfam Limited, a connected person.

5. Description of shares (including class)

Ordinary shares of US$0.50 each ("shares") in Xstrata plc

6. Name of registered shareholder

K.B. (C.I.) Nominees Limited.

7. State the nature of the transactions

(i) The sale of 5,031 shares for the purpose of funding tax liability on the 50% vesting of contingent shares awarded under the Long Term Incentive Plan in 2007

(ii)The sale of 8 shares on the vesting of contingent shares awarded under the Long Term Incentive Plan in 2007

(iii) The transfer of 7,206 shares, being the balance of the contingent shares vested under the Long Term Incentive Plan in 2007 to Morfam Limited, a connected person

8. Price per share of each transaction

For transactions (i) and (iii) - £11.659

For transaction (ii) - £11.84

9. Date of sale and transfers and place of transactions

For transactions (i) and (iii) – 16 March 2010, London

For transaction (ii) - 17 March 2010, London

10. Date issuer informed of transactions

18 March 2010

11. Name of contact and telephone number for queries

Richard Elliston Claire Divver

Share price: XTA.L GBp 1054.00 (-2.99%)

Xstrata File Number 82-34660



	020 7968 2885	Telephone	020 7968 2871
	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification

Richard P Elliston

Date of Notification

19 March 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Xstrata plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2R; or

(ii) a disclosure made in accordance with section 793 of the Companies Act 2006

Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of director

Trevor Reid

4. State whether notification relates to a person connected with a director named in 3.

For the transactions described in 7(i) and 7(ii), the notification is in respect of the person referred to in 3 above; and, for the transaction described in 7(iii), the notification is in respect of Sandra Reid, a connected person and the Claret Trust, of which the director named in 3 is a beneficiary.

5. Description of shares (including class)

Ordinary shares of US$0.50 each ("shares") in Xstrata plc

6. Name of registered shareholder

K.B. (C.I.) Nominees Limited

7. State the nature of the transactions

(i) The sale of 11,367 shares for the purpose of funding tax liability on the 50% vesting of contingent shares awarded under the Long Term Incentive Plan in 2007

(ii) The sale of 14 shares on the vesting of contingent shares awarded under the Long Term Incentive Plan in 2007

(iii) The transfer of 16,286 shares, being the balance of the contingent shares vested under the Long Term Incentive Plan in 2007 to Sandra Reid, a connected person, and the transfer of the said 16,286 shares from Sandra Reid to the Claret Trust, of which the director named in 3 is a beneficiary.

8. Price per share of each transaction

For transactions (i) and (iii) - £11.659

For transaction (ii) - £11.84

9. Date of sale and transfers and place of transactions

For transactions (i) and (iii) – 16 March 2010, London

For transaction (ii) - 17 March 2010, London

10. Date issuer informed of transactions

18 March 2010

11. Name of contact and telephone number for queries

Richard Elliston

Claire Divver

Share price: XTA.L GBp 1054.00 (-2.99%)

Xstrata File Number 82-34660



	020 7968 2885	Telephone	020 7968 2871
	07759 924 576	Mobile	07785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification

Richard P Elliston

Date of Notification

19 March 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Xstrata plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2R; or

(ii) a disclosure made in accordance with section 793 of the Companies Act 2006

Notification relates to a transaction notified in accordance with DTR 3.1.2R

3. Name of director

Mick Davis

4. State whether notification relates to a person connected with the director

For the transactions described in 7(i) and (ii), the notification is in respect of the director referred to in 3 above; and, for the transaction described in 7(iii), the notification is in respect of the Athol 3 Settlement, of which the director named in 3 is a beneficiary.

5. Description of shares (including class)

Ordinary shares of US$0.50 each ("shares") in Xstrata plc

6. Name of registered shareholder

K.B. (C.I.) Nominees Limited.

7. State the nature of the transaction

(i) The transfer by K.B. (C.I.) Nominees Limited of beneficial interest in 1,132,821 shares (being equivalent to the final 25% tranche of an award due under the 2005 plan cycle of the Xstrata plc Added Value Incentive Plan) to be held by K.B (C.I) Nominees Limited as nominee for the director named in 3 in accordance with the Xstrata plc Added Value Incentive Plan.

(ii) The sale of 465,388 shares for the purpose of funding the tax liability.

(iii) The transfer by the director named in 3 of his beneficial interest in 667,433 shares, in accordance with the Xstrata plc Added Value Incentive Plan to Maitland Trustees Limited as trustee of the Athol 3 Settlement, of which the director named in 3 is a beneficiary.

8. Price per share

For transactions 7 (i), 7 (ii) and 7(iii) - £11.659

9. Date and place of transactions

16 March 2010 - London

10. Date issuer informed of transactions

18 March 2010

11. Name of contact and telephone number for queries

Xstrata File Number 82-34660

xstrata ston

Claire Divver

Telephone	020 7968 2885		Telephone	020 7968 2871
Mobile	07759 924 576		Mobile	07785 964 340
Email	relliston@xstrata.com		Email	cdivver@xstrata.com

www.xstrata.com

Name of duly authorised officer of issuer responsible for making notification

Richard P Elliston

Date of Notification

19 March 2010

Xstrata File
Number 82-34660


xstrata

2009 Annual Report

Zug, 19 March 2010

In accordance with Listing Rule 9.6.1R, Xstrata has today submitted two copies of the 2009 Annual Report to the UK Listing Authority. They will shortly be available for inspection at the Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel: 020 7066 1000

Xstrata plc will hold its 2010 Annual General Meeting in Zug, Switzerland on 5 May 2010. The 2009 Annual Report, Notice of Annual General Meeting, and Proxy Form will be posted or made available to shareholders on 29 March 2010. A copy of the 2009 Annual Report will be delivered to the UK Registrar of Companies in due course. The 2009 Annual Report is available from Xstrata's website at: http://www.xstrata.com/investors/reports/2009

The Disclosure and Transparency Rules (DTR) require that an announcement of the publication of an Annual Report should include the disclosure of such information from the Annual Report as is of a type that would be required to be disseminated in a Half-yearly Report in compliance with the DTR 6.3.5(2) disclosure requirement. Accordingly the following disclosures are made below. This disclosure should be read in conjunction with and not as a substitute for reading the 2009 Annual report.

The following Chairman's Statement is extracted in full from the 2009 Annual Report.

Chairman's statement

2009 commenced amidst extremely challenging circumstances for our industry, with ongoing volatility and uncertainty over the short-term economic outlook. Against this background, Xstrata's robust operational and financial results are commendable and demonstrate the significant efforts undertaken by management to reduce operating costs, restructure operations and conserve cash. Throughout the downturn, the full value of our portfolio of organic growth projects was preserved and these options are now being progressed to meet rising demand. In addition to record production in a number of commodities, over half a billion dollars of real cost savings were achieved and the Group's financial position was substantially strengthened through a rights issue in the first half and a recovery in operating cash flows in the second half.

In view of the major rights issue in the first quarter of 2009, the final 2008 and interim 2009 dividends were suspended and in my report last year, I set out the Board's commitment to recommence dividend payments as soon as possible, while maintaining a prudent capital structure. I am pleased to report that the Group's robust performance in 2010 and the Board's confidence in the medium-term outlook for Xstrata have enabled us to propose a final dividend of 8 cents per share for payment in respect of 2009, marking a resumption of a progressive dividend policy.

Commodity markets
Stimulus spending by several major governments, notably China, prompted a recovery in commodity markets during 2009 and demand from the industrialising countries offset the full impact of recession in the OECD economies. In early 2010, there is much speculation about the short-term direction of exchange-traded commodity prices and the sustainability of Chinese demand. Volatility is also an increasingly prevalent aspect of our markets, particularly for traded commodities which have become a recognised investment class, and this is unlikely to reduce in the medium term. Nonetheless, we remain confident that the medium-term fundamentals underpinning the outlook for commodities are compelling.

Export industries within China will require a recovery in the US and other Western economies to return to strong growth in the near term and the outlook for the OECD remains more subdued for now. But China's relentless industrialisation programme and investment in domestic infrastructure will continue to provide a bedrock of demand for Xstrata's products, which are particularly geared to the construction and electricity sectors. Restocking has not yet fully taken place in many industrial sectors following the very rapid destocking events of late 2008 and early 2009 and we expect this to provide some support for commodities in the near term, before a sustainable global recovery takes hold.

A supply shortage now seems very likely in a number of commodities and it is increasingly difficult to identify sufficient new sources of supply to fulfil anticipated levels of future demand, particularly in commodities such as copper. Even before the financial crisis, a dearth of major projects and the declining production profile of existing operations contributed to a tight outlook for mined supply. Due to the downturn, many projects have been delayed further or suspended and difficulties in obtaining financing have contributed to the cancellation or postponement of exploration programmes, particularly those conducted by smaller mining companies. Many major projects are also located in increasingly complex operating environments with associated pressures on development timelines, permitting and the increasingly important requirement to gain and maintain a broader social licence to operate that often lead to higher costs and longer lead times. In sum, your Board continues to hold a strong conviction that the supply of commodities will fall short of demand. This view underpins our investment in Xstrata's organic growth programme that will deliver significant additional and lower cost volumes at a time when we expect supply to be tight and demand to continue to grow.

Strategy
It is very satisfying to see Xstrata reach maturity as a major mining company, after the consistent application of a strategy to deliver industry-leading returns to our shareholders in a sustainable manner over the past eight years since IPO.

Xstrata is now entering into another exciting period of its development. We will continue to assess opportunities to add value to shareholders through acquisitions, but the Group's pipeline of expansionary projects is providing an internal engine of growth that is to a greater extent within our control. Construction is under way at a number of projects with many further investment decisions expected this year and next. The Board carefully assesses each project brought for approval against the requirement to deliver robust returns on conservative long-run prices, to reduce operating costs compared to current production and in the light of anticipated market conditions and our ability to manage the associated risks.

Xstrata's approach to developing projects is in line with its overall devolved management model which emphasises accountability at the operational level. The responsibility for each project rests with the appropriate commodity business management team, so that the team responsible for building the project is the team that will also eventually run the project once it commissions. Operational management is encouraged to find innovative ways to manage capital costs and develop projects more efficiently and the Board has been impressed with the progress being made in particular at the Koniambo project and at our range of copper projects to deliver on this objective. Xstrata also benefits from a cadre of senior executives within its commodity businesses who have extensive experience of developing major projects and are providing invaluable oversight and expertise to our expansion programme.

To realise this extensive growth from within the portfolio, your Board recently approved a budget and business plan which anticipates substantial levels of capital spending over the next three years without any material increase in debt levels. Our investment in growth will see production volumes rise by around 50% over current levels to deliver additional volumes of low-cost predominantly coal, copper and nickel production into an increasingly supply-constrained environment.

Sustainability

Xstrata's objective is to create value for its shareholders in a sustainable manner, minimising our environmental impact, working in collaboration with communities and other groups and prioritising the health and safety of our workforce over production or profits.

Our Business Principles and commitment to sustainable development have provided an important touchstone for the Group during the recent recession. These principles and our Sustainable Development framework have guided the way in which we engage with employees and contractors when difficult decisions over redundancies have to be made. We have taken a risk-based approach to reducing capital expenditure and costs, to ensure that we do so responsibly, without sacrificing safety, environmental performance or operational integrity. Our investment in community initiatives has continued throughout 2009, enabling us to invest around $65 million in projects that directly benefit the communities in which we operate.

Our ability to manage environmental performance, work in partnership with communities and governments and demonstrate a broader benefit from our presence is all the more important as we enter into a phase of significant organic growth. We aim to run our operations and develop new projects in a manner that creates lasting economic and social benefits for the countries and communities in which we operate, protecting the environment to the greatest extent possible and ensuring that safety standards are of the highest level wherever we operate.

However, sometimes we do not meet our own high standards and I am saddened to report that in 2009, nine people lost their lives while working at Xstrata's operations or projects. We simply must do better to prevent fatalities and improving safety performance remains of the utmost importance to Xstrata's Board and management. As usual, a comprehensive Sustainability Report is published separately from the Annual Report and key sustainability risks, strategy and performance data are also provided throughout this report.

Governance
At the Annual General Meeting (AGM) in May 2009, Robert MacDonnell retired from the Board and Peter Hooley was elected by shareholders to join the Board as an independent non-executive director. Dr Con Fauconnier will be proposed for election at the AGM in May 2010 as an independent non-executive director. Dr Fauconnier has particularly extensive experience of the mining industry and the Board is confident that if elected, his expertise will be of significant value to Xstrata.

In addition, Paul Hazen has indicated that he will retire from the Board at the AGM in May. Paul has served as a director on the Xstrata plc Board since the initial public offering in 2002 and I thank him on behalf of the Board and Xstrata management for his commitment and contribution to Xstrata during his tenure.

The Board's annual assessment of its effectiveness included a review by every director of the effectiveness of the Board committees and structure and an individual director appraisal. In general the evaluation demonstrated that the Board is functioning effectively but a number of useful recommendations were identified from this process, including the decision to transfer the primary responsibility for risk management from the Audit Committee to the full Board. In 2010, an external evaluation of the Board will be conducted, in line with our commitment to conduct an external evaluation every three years. A comprehensive corporate governance report is provided on pages 108 to 115 of Xstrata's 2009 Annual Report.

Conclusion
Xstrata's management and employees have successfully cut costs, restructured operations and repositioned the Group to benefit from economic recovery in our key markets. From a robust financial position, Xstrata is poised to deliver substantial volume growth, attractive returns and further cost reductions from the development of its organic growth pipeline. 2010 may well see short-term volatility in economic conditions arising from the withdrawal of stimulus spending and various economies' efforts to correct imbalances in advance of a full global recovery. But these near-term risks seem unlikely to disrupt a full global recovery in due course and the markets for our products remain highly attractive, with supply shortages likely in a number of commodities and demand set to remain robust over the medium term. In view of this encouraging outlook, the Board remains confident that Xstrata will continue to deliver superior returns to its shareholders.

Willy Strothotte
Chairman

1. Audit reports

The Preliminary Announcement includes a condensed set of financial statements. Audited financial statements for 2009 are contained in the 2009 Annual Report. The Independent Auditor's Report on the consolidated financial statements is set out in full on page 131 of the 2009 Annual Report and Accounts and the Independent Auditor's Report on the parent company financial statements is set out in full on page 219 of the 2009 Annual Report. Both audit reports are unqualified and do not contain any statements under section 498(2) or section 498(3) of the Companies Act 2006.

2. Important events during the year

During 2009 and until the date of the 2009 Annual Report, the important events affecting the Group have been:

On 29 January Xstrata announced a 2 for 1 fully underwritten Rights Issue of approximately 1.96 billion new shares at £2.10 per share to raise approximately £4.1 billion (approximately $5.9 billion) (before costs), to repay debt. Xstrata received valid acceptances in respect of 1,944,012,662 new shares, representing approximately 99.42% of the total number of new shares offered to shareholders pursuant to the Rights Issue. On 18 March 2009, 1,955,341,080 ordinary shares were issued under a rights issue, raising $5,667 million after expenses.

On 3 March 2009, the Group acquired 100% of the Prodeco Colombian coal operations from Glencore International AG ("Glencore") for a net consideration, after the cost of granting the call option, of $2 billion with an effective date of 1 January 2009. Glencore had a call option to repurchase Prodeco up to 4 March 2010 for $2.25 billion, plus all profits of Prodeco accrued but not distributed and the net amount of cash paid into Prodeco by the Group. In the statutory accounts, Prodeco is included as a financial asset during the call option period with the net earnings and pro-rata Glencore call option premium included in finance income during this period.

Since the date of the Annual Report, Xstrata received formal notification on 4 March 2010 by Glencore of Glencore's exercise of its option to acquire the Prodeco coal operations. Under the option agreement, Glencore will pay Xstrata $2.25 billion in cash upon completion of the sale to Glencore pursuant to the exercise of the option, plus any profits accrued but not distributed to Xstrata during the period 1 January 2009 to the completion date and the net balance of any cash invested by Xstrata.

At the Annual General Meeting on 5 May 2009, Peter Hooley was elected to the Board as an independent non-executive director and Robert MacDonnell retired from the Board.

On 21 June 2009 Xstrata confirmed that it sent a written proposal to the Board of Anglo American plc seeking their consideration of a merger of equals of the two companies that would realise significant value for both companies' shareholders. On 2 October 2009, the Takeover Panel Executive announced a deadline of 20 October 2009 for Xstrata to either announce a firm intention to make an offer for Anglo American under Rule 2.5 of The City Code on Takeovers and Mergers or announce that it does not intend to make an offer for Anglo American. Xstrata announced on 15 October 2009 that it had no intention of making an offer for Anglo American.

In October 2009, Xstrata entered into an irrevocable sale agreement to dispose of its 70% interest in El Morro, the holder of the El Morro copper-gold project, and associated rights and assets to New Gold Inc. which held 30% of El Morro, for a total cash consideration of $463 million. On 16 February 2010 New Gold completed the purchase of Xstrata's 70% interest after exercising its right of first refusal. The Group recognised a gain of $194 million in respect of the sale.

On 1 Decermber 2009 Xstrata announced that it had entered into an agreement with Zijin Mining Group Co Ltd ("Zijin") in respect of Xstrata's 19.9% stake in Indophil Resources NL ("Indophil for AUD 1.28 per share, subject to certain conditions. Indophil's only major asset is a 34.23% interest, with a right to acquire an additional 3.27%, in the Tampakan copper-gold project in the southern Philippines. Xstrata holds the remaining 62.5% interest in the Tampakan project which is managed by Xstrata's affiliate company, Sagittarius Mines, Inc.

3. Principal risks and uncertainties

The risks detailed below represent the principal risks and uncertainties which may impact our ability to execute Xstrata's strategy at a Group level. These risks have been assessed according to materiality, likelihood and residual risk after controls. Further information about Xstrata's risk management processes and controls is provided in the corporate governance report on pages 108 to 115 of the Annual Report.

Commodity price volatility		
Risk	*Impact*	*Mitigation*
Xstrata's revenue and earnings are dependent on prevailing commodity prices which are determined by the supply of, and demand for, raw materials and are closely linked to global economic growth. Commodity prices for all products, and particularly for exchange-traded commodities, may fluctuate widely and may have a material impact on financial results.	The impact on our operating profit of movements in the price of each of Xstrata's commodities is set out on page 45 of the Financial Review. Commodity price trends and commentary on the outlook for each of Xstrata's commodity markets is provided in the operating review sections of this report.	We manage the risk of commodity price fluctuations through maintaining a diversified portfolio of commodities and typically do not implement large-scale strategic hedging or price management initiatives. We aim to reduce costs on a continuous basis and maintain low-cost, efficient operations, optimising our portfolio and returns throughout the commodity price cycle. We maintain an investment grade credit rating and our Group Treasury policy is actively monitored and reported on each month to the Executive Committee.
Fluctuations in currency exchange rates		
Risk	*Impact*	*Mitigation*
Xstrata's products are generally sold in US dollars, while our operations and operating costs are spread across several different countries and currencies.	Fluctuations in exchange rates, in particular movements in the Australian dollar, Canadian dollar and South African rand against the US dollar, may have a material impact on Xstrata's financial results or affect our investment rating. The impacts of currency exchange rate fluctuations on our operating profit, together with average exchange rates in 2009 compared to 2008, are set out on page 47 of the financial review.	We maintain a diversified portfolio of assets across several different geographies and operating currencies, reducing the impact of movement in any one commodity price. Currency cash flow hedging may be used to reduce our short-term exposure to fluctuations in the US dollar against local currencies. Foreign currency hedging information is provided in the financial review. Xstrata's financial structure, including exposure to interest payments, interest rate changes and amendments to taxation regulations, is regularly reviewed to ensure compliance

		with relevant regulations and to maximise financial efficiency. Xstrata maintains a robust investment grade credit rating and our Group Treasury policy is actively monitored and reported on each month
Security of energy supplies		
Risk Increasing global demand for energy and the limited growth of new supply is impacting the price and availability of energy. Factors beyond the control of Xstrata, such as strong demand from the Asia-Pacific region, political, regulatory and economic uncertainties and the costs associated with emissions from fossil fuels, as well as problems related to local generation and transmission of power, for example, electricity constraints in South Africa and natural gas shortages in Chile, can reduce the reliability of energy supply and increase energy prices. In some regions, Xstrata's energy supply is dependent on one major or national power generation company, for example, Eskom in South Africa.	*Impact* A number of Xstrata's operations and facilities are intensive users of natural gas, electricity, oil and other fuels and the price of energy heavily impacts operating costs. Lack of supply of energy may impact our ability to operate or threaten planned future expansions of operations or the development of new mines. Energy costs typically comprise approximately 10% of total operating costs.	*Mitigation* We have an ongoing programme to assess and monitor energy-related risks, including scenario analyses. We manage this risk through implementing energy efficiency plans across our operations, assessing the risks associated with energy supply at the design phase of our projects and regularly revisiting and revising assumptions. Where necessary, we develop proprietary energy generation facilities, (e.g. a gas-fired power plant at Mount Isa) and feasibility studies are also being conducted into a hydro-electric power plant in southern Chile. Our businesses investigate and develop energy-efficient technologies, for example, Xstrata Alloys' proprietary Premus technology which reduces the energy consumption of ferrochrome smelting by over 20% compared to conventional processes. Long-term energy contracts are negotiated to reduce dependence on spot markets and we seek to diversify power sources and identify alternatives. We are pursuing the more complete recovery of existing resources, such as the capture of coal methane for electricity generation.
Emissions and climate change regulation		
Risk Xstrata operates in a number of jurisdictions in which regulations	*Impact* Climate change legislation in the countries in which Xstrata	*Mitigation* Climate change issues are given a high priority by management and

or laws have been introduced or are being considered to limit or reduce emissions. The likely effect of climate change-related regulation will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emissions, impose added costs for emissions in excess of permitted levels and increase costs for monitoring, reporting and accounting. Our customers and suppliers are becoming increasingly aware of their own carbon and water footprints and are selecting business partners who actively reduce their impact on climate change through changes to operational processes and transportation infrastructures.	operates, such as the Carbon Pollution Reduction Scheme in Australia and similar initiatives in Canada and Chile, may lead to higher energy costs or restricted energy supply, which may have a material adverse impact on our ability to maintain production and/or contain operating costs. Failing to meet and exceed best practice for monitoring and reporting emissions to land and air will have a reputational impact on Xstrata's operating capabilities. Xstrata is the world's largest producer of export thermal coal. Any material decline in the use of coal as a power source as a result of carbon taxes, emissions trading or similar legislation may have a material adverse impact on Xstrata's financial position. Climate change may also result in weather-related events or other physical threats that may hamper production or damage assets.	initiatives are undertaken to continually improve understanding of the Group's carbon footprint and to reduce the carbon intensity of operations and activities. We undertake studies to better understand the potential physical and weather-related risks of climate change on our operations and logistics networks and incorporate the results into our longer-term planning. We are improving the accuracy of our greenhouse gas emissions (GHG) reporting year-on-year and use the latest research to inform our methods. Our commodity businesses actively develop and implement climate change strategies which are pertinent to their business and commodities. Every plan includes clear performance targets and a timeframe in which they should be achieved. We participate in industry and regulatory initiatives to address climate change and associated issues. Xstrata Coal is actively investing in and advocating government support for research and development projects to reduce GHG from the use of coal in power generation, together with other coal producers, governments, scientific and academic organisations. Demand for coal is expected to be supported by forecast significant increases in global demand for energy, particularly in developing countries, and by coal's relative cost position, availability and security of supply. We are committed to measuring, controlling and reducing harmful emissions to air, water and land. We monitor all emissions including dust, heavy metals, CFCs, VOCs and others. Xstrata's most significant air emission is sulphur

		dioxide (SO2). Operations that emit SO2 set annual targets to reduce their emissions and increase the proportion of emitted gas that they capture and we publicly report progress against these targets in Sustainability Reports. We actively engage with governments through industry associations and on our own behalf to discuss the potential implications of proposed legislation and to understand and manage the potential impacts on our business.
Project development		
Risk Xstrata benefits from a significant pipeline of organic growth projects in a number of countries. The development of our projects can be affected by a number of factors, some of which are outside of our control. These include technical uncertainties, availability of suitable financing, infrastructure constraints, cost overruns, overstretched management and insufficient skills or resources. External organisations can cause unexpected delays due to problems obtaining, renewing or extending relevant operating, social or environmental permits or other legislative requirements. Anti-mining sentiment by local communities and/or NGOs can slow or halt project development and unduly influence government processes.	*Impact* The Group's ability to develop its project pipeline and replace older operations with new, lower-cost supply will impact future revenues, costs and management's reputation for successful project development.	*Mitigation* Cost control remains a key consideration of any project development and Xstrata's commodity businesses have an excellent track record of delivering major capital growth projects on time and on budget, with $9 billion of projects successfully delivered since 2004. Xstrata also benefits from a broad range of project development experience within its commodity business management teams. Each of Xstrata's businesses has a comprehensive project approval process which governs project management at each stage of a project's development to commissioning. Stage gate and other approval processes ensure that all risks are fully assessed and, where possible mitigated, before the project can proceed to the next phase. Under Xstrata's SD framework, projects are regularly audited against the specific performance standards set out for each stage of a project's development to ensure social, environmental and ethical risks are properly identified and managed.

		Detailed progress reports are provided on a regular basis for all major projects to the Group Executive Committee and early warning systems are in place to keep projects on track. Xstrata regularly communicates with and works in partnership with government bodies, communities and other stakeholders during the development of its growth projects. The project pipeline is rigorously evaluated and, if appropriate, projects are earmarked for disposal, partner introduction or postponement, depending on risk profile and an assessment of potential value. (See also social and community risk below).
Social and community		
Risk	*Impact*	*Mitigation*
Xstrata's operations and the development of its project pipeline can have an impact on communities local to its sites. In some instances, our developments may involve the resettlement of communities and relocation of infrastructure. In some regions, communities may oppose mining activities for various reasons.	Without gaining broad support for our activities from local communities our projects could face delays in development, impacting future operating profit, development costs and our corporate reputation. Lack of support for our operations can impact production and affect our profitability and/or reputation.	We work with the communities affected by our operations to identify and evaluate their needs and concerns at every stage of a project's life cycle, as well as the actual and potential impacts our operations have on them. We carry out social and human rights baseline studies and risk assessments, and engage with all communities in a transparent, culturally appropriate manner within an operation's sphere of influence. We recognise community members' rights and respect local laws, customs and cultural heritage. Decisions made during earlier phases of a project's life cycle are reviewed during each later phase. We aim to avoid the need to resettle communities, but where necessary we adhere to the World Bank/International Finance Corporation standards on Involuntary Resettlement.
Health, safety and environment		

Risk	Impact	Mitigation
Xstrata's operations are subject to extensive health, safety and environmental (HSE) regulations and legislation and community expectations.	New or amended environmental, health and safety legislation or regulations may result in increased operating costs or, in the event of non-compliance, the possibility of fines, penalties or other actions which may adversely affect Xstrata's financial position. Rehabilitation costs, which are generally estimated and provided for over the life of operations and based on the best information available, may subsequently increase, impacting on Group earnings. Any breach of regulations or non-compliance with Xstrata's own best practice standards in health, safety and environmental performance and community relations may damage our reputation and, as a result, our licence to operate. Increasing and competing demands for water in water-scarce regions presents a growing risk for some of Xstrata's operations. Performance standards at acquired operations may not meet Xstrata's expected performance standards.	We comply in full with the laws and regulations in each country where we operate. In addition, we operate in accordance with Xstrata's Sustainable Development Framework, aspiring to achieve the highest international standards regardless of location and without exception. Xstrata's businesses monitor legislative requirements and engage with government and regulators regularly to ensure full compliance. Our commitment to the principles of sustainable development, which incorporates environmental, economic and social performance, is an integral part of our operating philosophy. Every managed operation is independently audited through Xstrata's Sustainable Development Assurance Programme on a regular basis, and health, safety, environmental and social performance indicators are reported regularly to the Group Executive Committee and Board. Operations located in water-scarce areas are required to develop and implement water management strategies, engage with other concerned stakeholders and set water intensity reduction targets. Acquired operations are assessed for HSE risks and opportunities as part of the integration process and action plans implemented to address areas of underperformance.
Political and fiscal intervention		
Risk	*Impact*	*Mitigation*
Xstrata's operations and projects span 19 countries, some of which have more complex, less stable political or social climates and consequently higher country risk. Political risks	Any of these factors could have an adverse impact on Xstrata's profitability in a certain geographic region or at certain operations. In South Africa, these risks include the ability to	We manage a broad geographic spread of assets, diversifying political risk across a number of territories. We perform a thorough risk assessment on a country-by-country basis when considering

include changes in laws or regulations, taxes or royalties, expropriation of assets, infrastructure issues, currency restrictions or renegotiation of, or changes to, mining leases and permits. A change to the political, community or fiscal structure of a country could render the region unsuitable for efficient operation or result in lower investor confidence.	convert existing mining licences to 'new order' mining rights under the Mineral and Petroleum Resources Development Act and Empowerment Charter	activities and investments and regularly review political, regulatory and social risk to ensure that risks have been properly identified and managed to within acceptable levels. We work in partnership with our employees and local communities for mutual benefits, earning and maintaining a social licence to operate. Investment terms and joint venture or other partnership agreements are reviewed to ensure fairness and reduce the risk of renegotiation. Xstrata maintains an extensive, transparent and open relationship with regulators and local, regional and national government bodies. We follow and ensure any changes to laws or regulations are addressed and closely monitor compliance with legislation and with the leading practice standards set out by the Group's Sustainable Development Framework. In South Africa, Xstrata is on track to achieve employment equity, procurement, social development and other targets as set out by the Mining Charter.
Product stewardship		
Risk	*Impact*	*Mitigation*
The European Union's REACH regulation (Registration, Evaluation and Authorisation of Chemicals) is intended to place the burden of ensuring the safety of chemical substances in terms of both occupational and environmental exposures onto industry instead of authorities and requires the producers of chemicals to identify, register and carry out toxicity testing. Many of the commodities produced by Xstrata and the chemicals used during its production processes fall within	Non-compliance with REACH or similar legislation elsewhere would restrict available markets for many of Xstrata's commodities and potentially reduce revenues. Costs may increase arising from the need to adhere to different compliance regimes in the various destinations of Xstrata's products. Legislation that may be enacted in other countries could affect the Group's ability to procure consumables, due to their removal from the market as well as Xstrata's ability to	We monitor proposed changes to existing laws and the introduction of new laws in all jurisdictions. Xstrata actively participates in a number of industry organisations and product consortia to facilitate information-sharing on compliance to regulations. Xstrata engages with and lobbies political leaders and advisors through these organisations as well as independently. Xstrata has developed a coordinated Group approach to REACH legislation, resulting in the sharing of compliance information across

the scope of REACH, failure to comply with REACH legislation will result in these products being excluded from the EU. Different countries and regions may introduce varying compliance regulation and consumables may be removed from the market as a result of new legislation.	export products and impact costs.	business units and all our businesses fully understand the REACH obligations and have confirmed compliance. In addition, we are closely monitoring and are involved with the work of industry bodies, which are engaged in issues concerned with REACH.
Group financing		
Risk	*Impact*	*Mitigation*
Xstrata's existing debt levels combined with a significant expansionary programme will reduce Xstrata's flexibility to react to market downturns and take advantage of opportunities.	A restricted ability to refinance and/or assume additional debt will affect the Group's ability to fund ongoing operations and growth and may place pressure on the Group's credit rating and banking covenants.	Xstrata is committed to maintaining an investment grade credit rating and takes a considered approach to debt management. In the first quarter of the year, Xstrata completed a 2 for 1 rights issue, repaying a net $3.7 billion of debt. The Group benefits from significant headroom under existing debt facilities and has no material debt refinancing requirements until 2011 and a good spread of maturities over the subsequent years. Capital expenditure is presented on an approved/unapproved basis to allow the monitoring of the impact on Xstrata's credit rating and our ability to react to changes in market circumstances. Xstrata's Treasury Policy and performance is actively monitored and reported each month to the Executive Committee.
Cost control		
Risk	*Impact*	*Mitigation*
As Xstrata is unable to directly set the prices it receives for the commodities it produces, its competitiveness and long-term profitability depend, to a significant degree, on its ability to reduce costs and maintain low-cost, efficient operations. Important cost inputs generally include extraction and	While increases in these costs have moderated in recent months and in some cases have declined, further increases in input costs may negatively impact Xstrata's earnings.	We recognise the importance of cost reduction as a driver of value creation and as a measure of the quality of our operational management and our stewardship of the assets of our owners. Cost performance is regularly reported to the Group Executive Committee and is an important management performance measure. Regular

processing costs of raw materials and consumables, such as reductants, reagents, power, fuels, labour, transport and equipment, many of which are particularly susceptible to inflationary and supply and demand pressures.		internal audits at operations identify potential efficiencies and operational management are incentivised to reduce the operating cost base of each of our businesses every year. In each of the last eight years, Xstrata has achieved real cost savings from its operational cost base and in 2009, $501 million of real cost savings were achieved. Xstrata's dedicated technology business, Xstrata Technology Services, is a world leader in the development of minerals processing and metals extraction technologies to improve efficiency and reduce operating costs. Xstrata's commodity businesses also invest in the development of lower cost proprietary technologies.
Operational risks		
Risk	*Impact*	*Mitigation*
Xstrata's operations are affected by a number of factors which are, to a large extent, outside management's control, including the availability of raw materials, water and power. In addition, Xstrata's businesses are subject to numerous other operating risks which include: unusual or unexpected geological features, ground conditions or seismic activity; climatic conditions (including as a result of climate change) such as flooding, drought or a reduction in permafrost; interruptions to power supplies; congestion at commodities transport terminals; industrial action or disputes; environmental hazards; and technical failures, fires, explosions and other incidents at a mine, processing plant, cargo terminal or related facilities.	Impacts to our operating environments may adversely affect operating performance, production levels, unit costs and operating profit.	Our approach to operational risk is value-driven and has the stated objective of ensuring 'an environment where we can confidently grow shareholder value through developing and protecting our people, our assets, our environment and our reputation'. We have in place a robust and comprehensive programme to identify, understand and manage the risks that affect our businesses and operations. Each commodity business undertakes an annual risk review and updates its risk register accordingly.

Labour and key employees		
Risk The majority of Xstrata's workforce is unionised. We believe that all of our operations have, in general, good relations with employees and unions, but from time to time the Group's operations have experienced limited work stoppages and other industrial action which interrupts production.	*Impact* Xstrata's lean management structure depends on a relatively small number of key employees. The loss of certain key employees, particularly to competitors, could have a material adverse effect on the Group. In addition, as Xstrata develops and expands, we believe that our future success will depend on our ability to attract and retain highly skilled and qualified personnel, which is not guaranteed.	*Mitigation* We aim to attract and retain the best people at every level of our businesses and to provide them with the resources they require to achieve and maintain our operational excellence. We provide industry-leading career development opportunities, well structured employment contracts, competitive remuneration and fair and non-discriminatory workplaces. We believe our devolved management structure and supportive environment for rational risk-taking is an important retention measure, offering unparalleled opportunities for development and entrepreneurial leadership, minimising bureaucracy and allowing every employee to play an active part in our success. Fast track and executive development programmes are in place across the Group and formal succession planning is regularly reviewed.
Reserves		
Risk Mine reserves decline as commodities are extracted and not all reserves may be mined as profitably as anticipated.	*Impact* Successful exploration and development activities and access to new properties containing economically recoverable reserves are necessary for Xstrata's future success. In order to develop reserves, various governmental permits must be obtained.	*Mitigation* We annually update the quantity and quality of estimated proven and probable reserves to reflect the extraction of commodities, additional drilling or other data. Reserve and resource estimates are published on the Group website. We maintain a transparent and open relationship with regulators and local, regional and national government bodies and closely monitor compliance with legislation and with the leading practice standards set out by the Group's Sustainable Development Framework.

4. Related party transactions

Information about material related party transactions of Xstrata is set out below:

During the year, the Group entered into the following transactions, in the ordinary course of business, with related parties:

US$m	Glencore *		Joint venture entities		Associates	
	2009	2008	**2009**	2008	**2009**	2008
Sales**	**7688**	9282	**-**	-	**407**	436
Purchases	**537**	809	**541**	334	**-**	-
Treatment and refining charges	**344**	218	**-**	-	**165**	201
Treatment and rrefining revenue	**7**	1	**-**	-	**-**	-
Agency and other charges	**66**	99	**-**	-	**10**	11
Interest and other revenue	**-**	-	**3**	6	**-**	3
Call option premium (refer to notes 10 and 24)	**208**	-	**-**	-	**-**	-
Earning fro other financial assets (fefer t notes 10 and 24)	**146**	-	**-**	-	**-**	-
Amounts payable	**80**	147	**531**	125	**20**	1
Amounts receivable	**622**	247	**-**	-	**72**	23
Other financial assets (refer to note 24)	**2424**	-	**-**	-	**-**	-

* Includes share of joint ventures.
** No provision for doubtful debts has been raised in respect of transactions with related parties.

Included in the transactions with Glencore International AG (Glencore) are US$1,329 million (2008 US$1,136 million) of back-to-back sales whereby the title to the goods has passed to Glencore but they are then on-sold to customers at the same sales price that the Group received.

Amounts payable and receivable, are included in Trade and other receivables (refer to note 19) and in Trade and other payables (refer to note 27), are unsecured and will be settled in cash.

Glencore International AG – substantial shareholder

As at 31 December 2009, Glencore owned 34.4% (2008 34.4%) of the issued share capital of the Company representing 1,010,403,999 ordinary shares (2008 336,801,333 ordinary shares).

Chrome

Xstrata Alloys entered into a ferrochrome marketing agreement with Glencore on 21 April 1995, appointing Glencore as its exclusive world-wide marketing agent for the sale of Xstrata Alloys entire production of ferrochrome other than ferrochrome sold into the US, Canada and certain Asian countries. The agreement continues for as long as Xstrata Alloys produces ferrochrome. Glencore is obliged to use its best endeavours to arrange sales at prevailing market rates subject to initial agreement and approval by Xstrata Alloys prior to effecting the sale. Glencore assists Xstrata Alloys in negotiating sales contracts with third parties. Glencore is entitled to receive an agency fee of 3.5% on FOB sales revenues and an additional fee of 0.75% on FOB sales revenues for assuming the risk of non-payment by customers on this material. Glencore assumes 60% of the risk of non-payment by customers in relation to ferrochrome sales.

If at any time Xstrata Alloys notifies Glencore that it is able to find purchasers for its production at prices higher than those generally obtainable by Glencore, Xstrata Alloys may, unless Glencore is able to obtain similar prices, sell its products in the market. Glencore is nevertheless entitled to an agency fee of 3.5% of FOB sales revenue in respect of such sales. Glencore is also entitled to receive a US$50,000 monthly fee in connection with market analysis and certain administrative tasks it performs for Xstrata Alloys.

Ferrochrome sold into the US and Canada is distributed by Glencore Ltd and Glencore Canada Inc respectively, under two distribution agreements. These agreements continue indefinitely, with both parties having the right to terminate the agreement at 12 months' notice. The percentage of distribution fees payable by the Group in respect of ferrochrome sold under the distribution agreement is substantially the same as the commission paid in respect of ferrochrome sold under the marketing agreement.

Mitsui & Co. Ltd is the appointed distributing agent for ferrochrome sales into China, Japan and South Korea up to a maximum of 105,000 tonnes per annum. A change in distributing agent for sales into these countries must be done with the consent of Glencore.

Vanadium

In December 1997, the Group, entered into a 20-year marketing agreement with Glencore in respect of Rhovan's and Vantech's (closed in 2004) entire production of vanadium other than vanadium sold into the US and Canada.

Glencore is obliged to use its best endeavours to arrange sales of vanadium pentoxide and ferrovanadium to customers at prevailing market rates subject to initial agreement and approval by Xstrata Alloys prior to affecting the sale. Xstrata Alloys is obliged to pay to Glencore an agency fee of 3.5% on FOB sales revenues and an additional fee of 1.5% on FOB sales revenues for assuming the risk of non-payment by customers on this material. Glencore assumes 100% of the risk of non-payment by customers in relation to vanadium sales.

If at any time Xstrata Alloys notifies Glencore that it is able to find purchasers for its production at prices higher than those generally obtainable by Glencore, Xstrata Alloys may, unless Glencore is able to obtain similar prices, sell its products in the market. Glencore is nevertheless entitled to the 3.5% agency fees described above in respect of such sales.

Vanadium pentoxide and ferrovanadium sold into the US and Canada is distributed by Glencore Ltd and Glencore Canada Inc respectively, under two distribution agreements. The distribution agreements have the same term as the marketing agreement and consequently, the percentage of distribution fees payable by the Group in respect of vanadium pentoxide and ferrovanadium is substantially the same as the commission paid in respect of vanadium pentoxide and ferrovanadium sold under the marketing agreement.

Coal

In 2002, the Group entered into a 20-year market advisory agreement with Glencore with fee reviews at the end of every fifth year of the agreement. Pursuant to this agreement, Glencore acts as the Group's market advisor with respect to its export production of coal (other than for Xstrata Coal's share of production from the Cerrejón thermal coal operation in Colombia). The fee payable to Glencore is US$0.50 per attributable tonne of coal exported by the Group from Australia or South Africa. The first 5 year fee review has not yet been finalised and both parties are currently operating under the original terms of the agreement.

In 2009, the Group entered into market standard forward commodity price derivatives for 4,455,000 tonnes (2008 1,965,000 tonnes) with Glencore as counterparty. During the year ended 31 December 2009, 3,180,000 tonnes at an average FOB price of US$71.78 per tonne were delivered (2008 105,000 tonnes at an average FOB price of US$64.59 per tonne). At 31 December 2009, 3,195,000 tonnes (2008 1,920,000 tonnes) were contracted with Glencore for delivery in 2010. These derivatives are on arm's length terms and conditions and are included within derivative financial assets and liabilities (refer to notes 23, 30 and 37).

During the year ended 31 December 2009, 2,550 tonnes were borrowed from Glencore (2008 142,414 tonnes) and 2,550 tonnes were transferred back to Glencore (2008 342,620 tonnes) with nil tonnes owed to Glencore at 31 December 2009 (2008 nil tonnes) on arm's length terms and conditions.

In 2006, the Group entered into a three-year fuel supply agreement with Glencore to supply diesel fuels to coal mines in New South Wales and Queensland. Under this supply agreement US$113 million (2008 US$116 million) worth of fuel was delivered during the year ended 31 December 2009. The supply agreement is on arm's length terms and prices change monthly according to the world market price per barrel (US$/BBL). The contract was due to expire in March 2009, however it has been extended until March 2010 under the same terms. Xstrata Coal has put forward a global fuel tender, however, negotiations are still ongoing and no contract has yet been entered into.

In 2005 Cerrejón entered into a five-year fuel supply agreement which expires in February 2010 with Glencore to supply diesel fuels. The Group's share of the fuel purchases for the year ended 31 December 2009 was US$44 million (2008 US$92 million). The supply agreement is on arms length terms and prices change for each shipment according to the world market price per barrel (US$/BBL). Xstrata Coal South America has also put forward a global tender, however, no contracts have yet been signed.

All coal purchases and sales with Glencore are on arm's length terms and conditions.

Refer to note 24 for details of the Group's acquisition of the Prodeco coal assets from Glencore.

Copper
Xstrata Copper has entered into a service agreement with Glencore for a three-year period effective from 1 January 2007 and 'evergreen' thereafter with a 12-month cancellation notice for the supply of advice, support and assistance with regard to its marketing and operational hedging activities.

Copper cathode sales agreements were entered into between Xstrata Copper Canada/Xstrata Copper North Chile/Xstrata Commodities Middle East and Glencore for the period 1 January to 31 December 2009. All sales are based on either spot or benchmark terms in accordance with prevailing market conditions.

Xstrata Copper (Minera Alumbrera Limited) has entered into a five-year frame contract with Glencore on an 'evergreen' basis. The sales terms for the copper concentrate are negotiated annually on arm's length terms and conditions. Minera Alumbrera Limited on occasions sells concentrate to Glencore at prevailing spot market prices.

A copper precipitate purchase agreement was entered into between Xstrata Copper Canada and Glencore for the period 1 January to 31 December 2009, at prevailing market terms.

Copper concentrate purchase agreements were entered into between Xstrata Copper North Chile and Glencore for a four-year frame contract commencing 1 January 2007. All purchases are based on benchmark terms in accordance with prevailing market conditions.

Copper concentrate sales agreements were entered into between Xstrata Copper Tintaya and Glencore for the period 1 January to 31 December 2009. All sales are based on either spot or benchmark terms in accordance with prevailing market conditions.

A copper concentrate sales agreement was entered into between Xstrata Commodities Middle East and Glencore for a three-year frame contract starting 1 January 2007 at benchmark terms.

Xstrata Commodities Middle East also sells concentrate to Glencore based on a spot basis on occasions throughout the year at prevailing market terms.

Copper concentrate purchase agreements were entered into between Xstrata Commodities Middle East and Glencore for the period 1 January to 31 December 2009 at prevailing market terms. Xstrata Copper North Queensland has entered into a sales agreement with Glencore for copper Concentrate for a three-year period effective from 1 June 2008 and 'evergreen' thereafter. This agreement consists of an annual benchmark and spot component.

A copper anode purchase agreement was entered into between Xstrata Commodities Middle East and Glencore on a spot basis during the year.

A molybdenum concentrate spot sales contract was entered into between Mineral Alumbrera Limited and Glencore in 2009 at market related terms.

All sales transactions with Glencore are on arm's length terms and conditions.

Nickel
Xstrata Nickel has entered into a purchase agreement with Glencore for up to 250 wmt per month of copper cobalt white alloy raw material feed to the Nikkelverk refinery in Norway, effective from 1 July 2009. The contract includes both a metal purchase and a metal return component for copper and cobalt, respectively. The term of the contract is to the end of 2011, continuing indefinitely thereafter unless terminated by either party with six months notice given not earlier than 1 July 2011. Pricing terms are based on prevailing market rates. Treatment, refining and penalty deductions were negotiated on arm's length terms and conditions. This contract replaces white alloy agreements entered into in 2004 that were due to expire at the end of 2009. Other short-term or one-time feed purchase agreements were entered into with Glencore, with pricing terms based on prevailing market rates. During 2009, Xstrata Nickel purchased from Glencore 287 tonnes of nickel, 563 tonnes of copper, and 250 tonnes of cobalt (2008 1 tonne, 74 tonnes, 44 tonnes, respectively). In addition, during 2009, Xstrata Nickel returned to Glencore 297 tonnes of cobalt (2008 35 tonnes).

In March 2007, Xstrata Nickel entered into sole distributorship agreements with Glencore, for its nickel, cobalt and ferronickel production. These agreements continue until 31 December 2012 and are automatically renewed for successive three year periods unless terminated by either party with not less than 12 months notice prior to the end of the original term or any renewal terms, or unless Xstrata Nickel permanently ceases production of these metals. Xstrata Nickel, at its sole discretion, may cease, suspend or reduce production at any time. Glencore is obliged to distribute the products with all due care and diligence and shall cultivate and maintain good relations with purchasers and potential purchasers in accordance with sound commercial principles and taking into account Xstrata Nickel's business principles. All sales terms and conditions are set on an arm's length basis. For nickel and cobalt sales, the price basis is the month following the month of delivery. For ferronickel sales, the price basis is the quotational period provided for in customer contracts. Accordingly, provisionally priced nickel, cobalt and ferronickel revenues are subject to final price adjustments due to future price changes. During 2009, Xstrata Nickel sold to Glencore 88,457 tonnes of nickel (2008 89,567 tonnes), 3,066 tonnes of cobalt (2008 3,137 tonnes) and 236 tonnes of ferronickel (2008 19,847 tonnes). In addition, Glencore prepays monthly to Xstrata Nickel in two equal instalments 100% of the value of the month's planned production. The prepayment balance as at 31 December 2009 amounted to US$49 million (2008 US$54 million).

Xstrata Nickel sells refined copper to Glencore on arm's length terms and conditions under spot arrangements, which are based on prevailing market rates. During 2009, Xstrata Nickel sold to Glencore 1,547 tonnes of copper (2008 nil).

Zinc

On 1 January 2007, Xstrata Zinc renewed a service agreement for a period of 3 years with Glencore (the Xstrata Zinc Service Agreement), under the terms of which Glencore provides advice and assistance with respect to pricing and structural issues regarding hedging and the optimisation of internal flows of raw materials. The fees to be paid by Asturiana under the Asturiana Service Agreement are US$2 million per annum.

In 2009, Xstrata Zinc (San Juan de Nieva and Nordenham) agreed to supply Glencore with 315,000 tonnes (2008 210,000 tonnes) of SHG zinc slabs or CGG ingots based on market FOB/CPT prices plus the respective market premium.

In 2009 Xstrata Zinc (McArthur River) supplied Glencore with 313,600 wmt of zinc concentrate (2008 313,600 wmt). Xstrata Zinc has an agreement to supply 281,600 wmt each year on an 'evergreen' basis. Treatment charges are negotiated annually on arm's length terms and conditions. Further to the aforementioned agreement, an additional 25,000 wmt of McArthur River zinc concentrates were sold to Glencore on a spot basis.

In 2009 Xstrata Zinc (Mt Isa) had three agreements with Glencore for the supply of zinc concentrate. The two agreements are 'evergreen' in nature. The first agreement is to supply 90,000 wmt per annum. The second agreement is to supply up to 330,000 wmt per annum for the purpose of swapping Mt Isa concentrate in exchange for the same volume to be delivered to Xstrata's European smelters at equivalent terms. Treatment charges are negotiated annually on arm's length terms and conditions. Further to the aforementioned two agreements, an additional 100,000 wmt of Mt Isa concentrates were sold to Glencore on a spot basis.

During 2009, Xstrata Zinc Canada has made agreements to supply Glencore with approximately 77,700 tonnes of SHG zinc. Of this approximately 63,700 tonnes were SHG zinc slabs, and the balance SHG zinc jumbos. Furthermore, during 2009 Xstrata Zinc Canada made agreements to supply Glencore with approximately 33,000 tonnes of corroding grade lead metal. All agreements are based on market delivery duty paid plus the respective market premium.

During 2009, Xstrata Zinc Canada arranged the sale to Glencore of approximately 380,000 dry metric tonnes of zinc and bulk concentrates from various sources, as well as the purchase from Glencore of approximately 15,000 dry metric tonnes of lead concentrate, at terms prevailing in the market.

All purchase and sales transactions with Glencore are on arm's length terms and conditions.

Technology

In 2006, Xstrata Technology was contracted to install a copper ISASMELT furnace, a lead ISASMELT furnace and an IsaProcess copper refinery at Kazzinc, a Glencore subsidiary for US$99 million. The project commenced in May 2006 and will be commissioned in 2010. This transaction with Kazzinc is on arm's length terms and conditions.

Associates

Platinum

The Group acquired 24.9% of Lonmin PLC shares on 6 Oct 2008 and equity accounts this investment as an associate. During 2009, a net impairment of US$241 million (2008 US$34 million) was taken on this investment directly to the income statement.

Coal
Xstrata Coal has a number of investments in export coal terminals allowing it to export coal into overseas markets.

Xstrata Coal South Africa holds a 20.9% (2008 20.9%) interest in Richards Bay Coal Terminal Company Ltd (RBCT), a company that operates the coal terminal in Richards Bay, South Africa. Xstrata Coal South Africa reimburses RBCT for its share of operating and capital expenditure.

Xstrata Coal Australia has a 33% (2008 35.6%) interest in Port Kembla Coal Terminal Limited and a 31% (2008 31%) interest in Newcastle Coal Shippers Pty Limited. Xstrata Coal Australia reimburses these coal terminals for its share of coal loading and handling charges.

Zinc
The Group has a 25% economic and voting interest in the Noranda Income Fund (NIF), which owns a zinc refinery in Salaberry-de-Valleyfield, Quebec. The Group's interest in the NIF are held as ordinary units of the partnership, which are subordinate to the priority units in respect of cash distributions in any month until 3 May 2017. In addition, the Group has entered into a supply and processing agreement that continues until 2 May 2017 and is obligated to sell to the NIF up to 550,000 tonnes of zinc concentrate per year. The NIF pays the Group a concentrate price, based on the price of zinc metal on the London Metal Exchange, for the payable zinc metal contained in the concentrate less a processing fee of US$0.33311 per pound (2008 US$0.35205 per pound) of such payable zinc metal at 31 December 2009.

Joint venture entities
Coal
Xstrata Coal has a 33 1/3% interest in the Cerrejón thermal coal operation in Colombia. All purchase terms and conditions are set on an arm's length basis.

Copper
Xstrata Copper has a 44% interest in the Collahuasi joint venture in Chile. The Collahuasi joint venture has fixed term contracts for the sale of copper concentrate to Xstrata Copper for 60,000 dmt per year expiring in 2009 and for 120,000 dmt per year expiring in 2014. The treatment and refining charges are based on benchmark terms in accordance with the prevailing market. In addition, Xstrata Copper, via its 44% equity share in Collahuasi, purchases 44% of the uncommitted copper concentrates production in each calendar year. These tonnes are purchased from Collahuasi in line with prevailing benchmark terms.

Xstrata Copper has a 33.75% interest in the Antamina joint venture in Peru. The Antamina joint venture has fixed term contracts for the sale of copper concentrate to Xstrata Copper for 170,000 dmt per year expiring in 2013. The treatment and refining charges are based on benchmark terms in accordance with the prevailing market. In addition, Xstrata Copper, via its 33.75% equity share in Antamina, purchases 37.5% of the uncommitted copper concentrates production in each calendar year. These tonnes are purchased from Antamina in line with prevailing benchmark terms.

All other purchases between the joint venture entities and the Group are set on an arm's length basis based on either spot or benchmark terms in accordance with prevailing market conditions.

Directors' loans
An interest free short-term loan of US$3 million was provided to the Chief Executive in accordance with the Group's policy to cover periods where employees of the Group are

exposed to overlapping periods of double taxation due to the requirement of working in multiple jurisdictions. The terms of the loan agreement require repayment of the loan amount on realisation of the foreign taxation credit claimed.

5. Statement of Directors' responsibilities in relation to the Group and the parent Company financial statements

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and regulations. The directors are required to prepare Group financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union and have elected to prepare Company financial statements in accordance with United Kingdom Generally Accepted Accounting Principles ("UK GAAP"). In the case of the Group's IFRS financial statements, the directors are required to prepare Group financial statements for each financial year which present fairly the financial position of the Group and the financial performance and cash flows of the Group for that period. In preparing the Group financial statements the directors are required to:

- select suitable accounting policies in accordance with IAS 8:'Accounting Policies, Changes in Accounting Estimates and Errors' and then apply them consistently;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance;
- state that the Group has complied with IFRSs, subject to any material departures disclosed and explained in the financial statements; and
- prepare the accounts on a going concern basis unless, having assessed the ability of the Group to continue as a going concern, management either intends to liquidate the entity or to cease trading, or have no realistic alternative but to do so.

In the case of the Company's UK GAAP financial statements, the directors are required to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the profit and loss of the Company for that period. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and the Company and enable them to ensure that the Group financial statements comply with the Companies Act 2006 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Under applicable UK law and regulations the directors are responsible for the preparation of a directors' report, directors' remuneration report and corporate governance report that comply with the Companies Act 2006 and regulations. In addition the directors are responsible for the maintenance and integrity of the corporate and financial information included on Xstrata's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Under the requirements of section 4 of the Disclosure and Transparency Rules, the directors are responsible for including a fair review of the development and performance of the business and the position of the Group taken as a whole, together with a description of the principal risks and uncertainties that they face.

6. Disclosure of information to auditors

The directors in office at the date of the report have each confirmed that:

Having made enquiries of fellow directors and of Xstrata's auditors, and so far as each director is aware, there is no relevant audit information of which Xstrata's auditor is unaware and each director has taken all the steps that he ought to have taken as a director in order to make himself aware of any relevant audit information and to establish that Xstrata's auditor is aware of that information.

This declaration is made in accordance with a resolution of the board.

END

For further information, please contact

Claire Divver
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cdivver@xstrata.com

Michael Oke
Aura Financial
Telephone +44 20 7321 0033
Mobile +44 7834 368299
Email michael@aura-financial.com

Regulatory enquiries
Richard Elliston
Telephone +44 20 7968 2885
Mobile +44 7759 924576
Email relliston@xstrata.com

www.xstrata.com

Xstrata File
Number 82-34660

Share price: XTA.L GBp 1054.00 (-2.99%)


xstrata
entre / regulatory announcements
ulatory Announcements

All of our regulatory announcements are formatted for online viewing and printing
RSS feed available

Notice of Annual General Meeting

29 March 2010

Xstrata announces, in accordance with Listing Rule 9.6.1R, that the Notice of Annual General Meeting and Form of Proxy have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel: +44 20 7066 1000

The Notice of Annual General Meeting and Form of Proxy are available from:
http://www.xstrata.com/investors/meetings/2010. Xstrata plc will hold its 2010 Annual General Meeting in Zug, Switzerland on 5 May 2010. The 2009 Annual Report, Notice of Annual General Meeting, and Proxy Form will be posted or made available to shareholders today.

Xstrata contacts

Richard Elliston		Claire Divver	
Telephone	+44 20 7968 2885	Telephone	+44 20 7968 2871
Mobile	+44 7759 924 576	Mobile	+44 7785 964 340
Email	relliston@xstrata.com	Email	cdivver@xstrata.com


MOUNT ISA
MINES

Media Release

XSTRATA ZINC PROPOSES AUD133 MILLION MINE EXPANSION

Mount Isa, 30 March 2010

Xstrata Zinc is proposing to expand its Black Star Open Cut (BSOC) mine in Mount Isa through an AUD133 million project which will potentially extend the life of the mine at current production rates by four years to 2016.

Xstrata Zinc Australia Chief Operating Officer Brian Hearne, said the project remains subject to internal and external approvals but, if approved, the BSOC 'Deeps' project would ensure the mine's sustainability and maintain current employment levels. A feasibility study into the expansion commenced in 2009 and technical studies are continuing.

The project is expected to be submitted for approval to the Xstrata plc Executive Committee in April 2010.

Mr Hearne commented: "The investment in Black Star is part of a value adding strategy to increase production from current assets. With the deepening of Black Star, we can maximise the significant resource potential it contains and maintain the mine's current production profile. This would enable us to continue to fill the concentrator to its expanded 8 million tonnes per annum capacity."

The BSOC Deeps project would deepen the existing pit and target ore at a depth of 400 metres below ground surface level, 100 metres below the current design. This is expected to add approximately 14 million tonnes of ore to the production profile at a rate of up to 4.6 million tonnes per year.

Mr Hearne said that importantly, if approved, the expanded BSOC operation would continue to operate in accordance with approved operating procedures.

"Detailed planning shows the BSOC Deeps project will cause minimal changes to current environmental conditions," he said. "The detailed feasibility study initiated in 2009 supports this expansion and included detailed geotechnical analysis and studies into air quality, noise, vibration, surface and ground water."

A Mining Plan Amendment detailing plans for the development was submitted to the Queensland Government in March for consideration.

The project would employ up to 100 contractors during the development phase and maintain the current 190-strong workforce at BSOC.


xstrata
zinc

Mount Isa Mines Ltd ABN 87 009 661 447
Private Mail Bag 6 Mount Isa Queensland Australia 4825
Tel +61 7 4744 6200 Fax +61 7 4744 6637 www.xstrata.com

"This initiative is an important part of our continuing commitment to invest in the sustainability of our North Queensland assets and the communities in which we operate," Mr Hearne said.

The project has gained support from community leaders in Mount Isa including State Member for Mount Isa, Mrs Betty Kiernan MP, Cr John Molony, Mayor of Mount Isa, Mr Brett Peterson – President Mount Isa Chamber of Commerce and Mr David Glasson – Chair of Mount Isa Townsville Economic Zone (MITEZ).

-ENDS

Xstrata contacts

Catherine Bryant
Community Relations Advisor
Mobile: +61 423 849 009
Email: cbryant@xstratacopper.com.au

Melanie Edgar
Manager Community Relations NQ
Mobile: +61 412 668 258
Email: medgar@xstratacopper.com.au

www.xstrata.com

Notes to editors:

ABOUT XSTRATA PLC
Xstrata is a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland. Xstrata's businesses maintain a meaningful position in seven major international commodity markets: copper, coking coal, thermal coal, ferrochrome, nickel, vanadium and zinc, with a growing platinum group metals business, additional exposures to gold, cobalt, lead and silver, recycling facilities and a suite of global technology products, many of which are industry leaders. The Group's operations and projects span 18 countries: Argentina, Australia, Brazil, Canada, Chile, Colombia, the Dominican Republic, Germany, New Caledonia, Norway, Papua New Guinea, Peru, the Philippines, South Africa, Spain, Tanzania, the USA and the UK. Xstrata employs approximately 56,000 people, including contractors.

ABOUT XSTRATA ZINC
Headquartered in Madrid, Spain, Xstrata Zinc is one of the world's largest producers of zinc and one of the commodity business units within the major global diversified mining group Xstrata plc. Xstrata's zinc and lead operations and exploration projects are located in Australia, Canada, Germany, Peru, Spain and the United Kingdom.

Xstrata Zinc's operations in Spain comprise the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, and the Hinojedo roasting plant in Cantabria.

In Australia, operations comprise: the Mount Isa, George Fisher underground, Handlebar Hill open cut and Black Star open cut zinc-lead mines, zinc-lead concentrator, lead smelter and Bowen Coke Works in north Queensland; the McArthur River open pit zinc-lead mine, processing and loading facility in the Northern Territory; and 75% of the Lady Loretta zinc lead deposit in north-west Queensland.

In Canada, operations and exploration projects include the Brunswick zinc-lead mine and lead smelter in New Brunswick; 25% of the CEZ zinc smelter near Montreal; and the Perseverance zinc deposit in Quebec.

Xstrata Zinc also operates the Nordenham zinc smelter in northern Germany; the Northfleet lead refinery in the United Kingdom; and owns 33.75% of the Antamina mine in Peru.

Around half of all zinc currently consumed is used for galvanizing steel, which is an environmentally friendly method of protecting steel against corrosion. Zinc also finds application in the manufacture of die-cast alloys, brass and the production of zinc oxides and chemicals.